Form 20-F
period 2004-12-31
Amera Resources CORP
filed 2005-06-29
CIK 1303180

?
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________

                         Commission file number: 0-51005

                           AMERA RESOURCES CORPORATION
             (Exact name of Registrant as specified in its charter)

                           AMERA RESOURCES CORPORATION
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

      #709 - 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3N6
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                           COMMON SHARES, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004
          14,087,882 COMMON SHARES OUTSTANDING AS OF DECEMBER 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]        No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]     Item 18 [ ]

GENERAL INFORMATION: UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                                      GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

ALTERATION                   Any  physical  or  chemical  change  in a  rock  or
                             mineral subsequent to its formation. Milder and more localized than metamorphism.

ARGILLIC ALTERATION:         Development   of   secondary   clay   minerals   by
                             weathering or hydrothermal activity.

BRECCIA: A rock containing generally angular fragments of itself or some other rock.

CATEO: In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0.35 ( Pesos $0.80 ) per hectare is required.

CLASTIC: Rock components consisting of fragments derived by mechanical erosion of pre-existing rocks.

COLOR ANOMALY:               An atypical or unusual color pattern visible on air
                             photos or satellite images of rock outcrop areas, often caused by hydrothermal alteration.

EPITHERMAL:                  A   mineral   deposit   consisting   of  veins  and
                             replacement   bodies,   usually  in   volcanic   or
                             sedimentary rocks,  containing precious metals, or,
                             more rarely, base metals.  Epithermal deposits form
                             in   hydrothermal   systems   related  to  volcanic
                             activity and while active can discharge to the surface as hot springs or fumaroles.

G/T:                         grams per tonne

HIGH SULPHIDATION:           Veins,  vuggy  breccias and  sulphide  replacements
                             ranging  from  pods  to  massive  lenses  occur  in
                             volcanic  sequences   associated  with  high  level
                             hydrothermal   systems   marked  by   acid-leached,
                             advanced argillic, siliceous alteration.

HYDROTHERMAL ALTERATION:     Those chemical and mineral  changes  resulting from
                             the   interaction  of  hot  water   solutions  with
                             pre-existing solid mineral phases.

INTRUSIVE ROCKS:             A body of rock,  that while fluid,  penetrated into
                             or between other rocks, but solidified before reaching the surface.

KM:                          Kilometre

LOW SULPHIDATION:            Precious metal deposits that form in high- level to
                             near-surface   environments.   The   ore   commonly
                             exhibits  open-  space  filling   textures  and  is
                             associated  with  volcanic-related  hydrothermal to
                             geothermal  systems  and  comprises  quartz  veins,
                             stockworks  and  breccias  carrying  gold,  silver,
                             electrum,  argentite  and  pyrite  with  lesser and
                             variable   amounts  of  sphalerite,   chalcopyrite,
                             galena.

M:                           Metre

MAFIC: Dark colored, generally iron or magnesium rich, rock or mineral.

MANIFESTATIONS:              In Argentina,  manifestations or  "manifestaciones"
                             of discovery are official notices filed with the mining authority indicating that the person filing
                             (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine (see below). A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

MINE: In Argentina, a mine or "mina" is a real property interest. It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of 40 Pesos (approximately US$17.50) per claim are made. A mine may consist of one or several claims or "pertenencias". In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

PATHFINDER ELEMENT:          An element which  typically  occurs with the metals
                             of  interest  in  a  particular   type  of  mineral
                             deposit. For example: arsenic, antimony, mercury, and silver are commonly associated with epithermal deposits

PORPHYRY:                    An igneous rock  containing  mineral  crystals that
                             are visibly larger than other crystals of the same or different composition.

POTASSIC ALTERATION:         Development    of   secondary    potassium-dominant
                             minerals   such  as   K-Feldspar   or   biotite  by
                             hydrothermal activity.

PPM:                         parts per million


PROPYLITIC ALTERATION:       Hydrothermal  alteration  consisting of the mineral
                             assemblage epidote-chlorite-albite-calcite usually found in the outer zones of epithermal gold and copper porphyry deposits.

SATELLITE IMAGERY:           Maps or  images  produced  from data  collected  by
                             satellite   displaying   wavelength  and  intensity
                             variations   of  visible  and  infrared   radiation
                             reflected from the Earth's surface.

SCREE: A slope of loose rock debris at the base of a steep incline or cliff.

SEDIMENTARY ROCKS:           Descriptive  term for a rock  formed  of  sediment,
                             namely solid material both mineral and organic, deposited from suspension in a liquid.

SILICA ALTERATION:           Hydrothermal  alteration consisting of the flooding
                             or impregnating  of  pre-existing  rock with silica
                             (SiO2).

SKARN: A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

STOCKWORK:                   A mineral deposit or  accumulation  consisting of a
                             three-dimensional network of planar to irregular veinlets spaced closely together

STREAM SEDIMENT SAMPLE:      A  sample  of  fine   sediment   derived  from  the
                             mechanical action of the stream.

SULFIDE: A compound of sulfur combined with one or more metallic or semi-metallic elements.

SUPERGENE:                   A mineral  deposit or  enrichment  formed  near the
                             surface by descending solutions.

TACAZA VOLCANICS:            Tertiary-aged   (65  to  1.8  million   years  ago)
                             volcanic rocks.

TALUS: Rock fragments lying at the base of a cliff or on a steep slope from which they were derived.

VEINLET:                     A small vein.

VEINS: An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

AG:                          Silver

AS:                          Arsenic

AU:                          Gold

BA:                          Barium

CO:                          Cobalt

CU:                          Copper

MO:                          Molybdenum

PB:                          Lead

SB:                          Antimony

ZN:                          Zinc

                                    MINERALS

ARGENTITE:                   A silver sulphide mineral - Ag2S

AZURITE: A deep blue to violet blue copper carbonate hydroxide mineral commonly found in the oxidation zones of porphyry copper deposits - Cu3(CO3)2(OH)2,

BIOTITE:                     An iron and magnesium bearing mica mineral.

CARBONATE:                   A mineral containing the radical CO3.

CALCITE:                     Calcium Carbonate (CaCO3)

CHALCOPYRITE:                A  sulfide  mineral  containing  copper  and iron -
                             CuFeS2.

CHLORITE:                    Family of sheet silicates of iron,  magnesium,  and
                             aluminum,  characteristic of low-grade metamorphism
                             or  hydrothermal  alteration.   Green  color,  with
                             cleavage like mica except that chlorite small scales are not elastic.

ELECTRUM:                    Native gold  containing  a large  amount of alloyed
                             silver.

FELDSPAR:                    An   aluminosilicate   with  variable   amounts  of
                             potassium, sodium and calcium.

GALENA:                      Lead sulphide - PbS

HORNBLENDE:                  A complex  hydrated  aluminosilicate  of magnesium,
                             iron and sodium.

MAGNETITE:                   A magnetic iron oxide mineral.


MALACHITE                    A  bright  green  copper  carbonate  hydroxide
                             mineral often found in the oxidized zone of porphyry copper deposits - Cu2(CO3)(OH)2,

PYROXENE:                    An aluminosilicate of magnesium and iron.

PYRRHOTITE:                  A magnetic sulfide of iron.

SPHALERITE:                  Zinc sulphide - ZnS

                                   ROCK TYPES


ANDESITE:                    A volcanic rock with the principal  minerals  being
                             plagioclase.

CONGLOMERATE:                A  clastic   sedimentary  rock  containing  rounded
                             fragments of gravel or pebble size.

DACITE: A volcanic or shallow intrusive rock with the principal minerals being plagioclase, quartz and one or more mafic constituents.

DIORITE: An intrusive rock composed essentially of sodic plagioclase, hornblende, biotite, or pyroxene.

LIMESTONE:                   A sedimentary  rock  consisting  chiefly of calcium
                             carbonate.

SANDSTONE:                   A clastic  sedimentary  rock  composed  largely  of
                             sand-sized grains, principally quartz.

SHALE:                       A  clastic   sedimentary  rock  derived  from  very
                             fine-grained sediment (mud).

SILTSTONE:                   A clastic  sedimentary rock similar to shale except
                             comprised of slightly coarser material (silt).

TUFF: A consolidated rock formed of compacted volcanic fragments and fine ash, generally smaller than 4mm in diameter. If particles are melted slightly together from their own heat, it is a "welded tuff."


FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the "SEC"). Forward looking statements are statements not based on historical information and which relate to future activities, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended December 31, 2004, 2003 and 2002, was derived from the financial statements of the Company which have been audited by Moore Stephens Ellis Foster Ltd., independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the year ended December 31, 2001 and for the period from inception (April 11, 2000) to December 31, 2000 are derived from the Company's audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2004 and 2003, have been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5.
Operating and Financial Review and Prospects."

Reference is made to Note 9 of the Company's audited financial statements for the years ended December 31, 2004 of the Company's financial statements, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated any cashflow from its activities to fund ongoing activities and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient funds to maintain operations at its current level of activity. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.

                                                        YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------
                                    2004             2003           2002          2001        2000(1)
                                -----------      -----------      --------      --------     --------

General and
   Administrative Expenses         $874,332         $405,756       $26,258          $116       $1,084
Net (Loss)                        $(874,332)       $(405,756)     $(26,258)        $(116)     $(1,084)
Total Assets                     $3,654,584       $1,820,883      $207,469            $1           $1
Net Assets                       $3,604,137       $1,705,531      $184,042       $(1,159)     $(1,083)
Capital Stock                    $4,527,877       $1,228,395       $80,000            $1           $1
Weighted Average
   Number of Shares              13,192,736        4,848,716        20,974             1            1



                                                        YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------
                                    2004             2003           2002          2001        2000(1)
                                -----------      -----------      --------      --------     --------

Dividends per Share                       -                -             -             -            -
Basic and Fully Diluted
   (Loss) per Share                 $(0.07)          $(0.08)       $(1.25)     $(116.00)     $(1,084)


NOTE:

(1) The Company was incorporated on April 11, 2000, therefore, the financial year ended December 31, 2000, is for the period from April 11, 2000 to December 31, 2000.


ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 9 of the Company's audited financial statements for the years ended December 31, 2004, 2003 and 2002:


                              INCEPTION
                              (APRIL 11,
                               2000) TO                         YEAR ENDED DECEMBER 31,
                             DECEMBER 31,    ------------------------------------------------------------
                                 2004             2004            2003            2002            2001
                             ------------    ------------    ------------    ------------    ------------

STATEMENT OF LOSS

Earnings (Loss) for the
   period under
   Canadian GAAP              $(1,307,546)      $(874,332)      $(405,756)       $(26,258)          $(116)
Option interests and
   exploration costs for
   the period                  (1,915,221)     (1,230,962)      (684,259)             -             -
                             ------------    ------------    ------------    ------------    ------------
Net (Loss) under US GAAP      $(3,222,767)    $(2,105,294)   $(1,090,015)     $(26,258)        $(116)
                             ============    ============    ============    ============    ============

Earnings (Loss) per
   share under US GAAP                             $(0.16)         $(0.22)         $(1.25)       $(116.00)
                                             ============    ============    ============    ============



                                                        YEAR ENDED DECEMBER 31,
                                             --------------------------------------------
                                                 2004            2003            2002
                                             ------------    ------------    ------------

BALANCE SHEETS

Shareholders' Equity

Balance per Canadian GAAP                      $3,604,137      $1,705,531        $184,042
Option interests and deferred
   exploration costs expensed                  (1,915,221)       (684,259)              -
                                             ------------    ------------    ------------
Balance per US GAAP                            $1,688,916      $1,021,272        $184,042
                                             ============    ============    ============

Total Assets

Balance per Canadian GAAP                      $3,654,584      $1,820,883        $207,469
Mineral property interests and
   deferred costs expensed under
   US GAAP                                     (1,915,221)       (747,259)              -
                                             ------------    ------------    ------------
Balance per US GAAP                            $1,739,363      $1,073,624        $207,469
                                             ============    ============    ============


                              INCEPTION
                              (APRIL 11,
                               2000) TO                 YEAR ENDED DECEMBER 31,
                             DECEMBER 31,    --------------------------------------------
                                 2004            2004            2003            2002
                             ------------    ------------    ------------    ------------

CONSOLIDATED STATEMENTS
   OF CASH FLOWS

Operating Activities

Cash (used) provided
   per Canadian GAAP            $(930,629)      $(845,988)       $(80,610)        $(4,031)
Option interests and
   deferred costs              (1,645,221)     (1,230,962)       (414,259)              -
                             ------------    ------------    ------------    ------------
Cash used per US GAAP         $(2,578,850)    $(2,076,950)      $(494,869)        $(4,031)
                             ============    ============    ============    ============

Investing Activities

Cash used per Canadian GAAP   $(1,648,017)    $(1,233,758)      $(414,259)            $ -
Option interests and
   deferred costs               1,645,221       1,230,962         414,259               -
                             ------------    ------------    ------------    ------------
Cash provided (used)
   per US GAAP                    $(2,796)        $(2,796)            $ -             $ -
                             ============    ============    ============    ============

Financing activities

Cash provided per Canadian
   and US GAAP                 $4,257,878      $2,641,134      $1,415,245        $201,499
                             ============    ============    ============    ============


EXCHANGE RATE HISTORY

The noon rate of exchange on May 31, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.2512 (US$0.7992 = CDN S1.00).

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

         -------------------------------------------------------------
         PERIOD                                                AVERAGE
         -------------------------------------------------------------
         January 1, 2004 - December 31, 2004                    0.7682
         January 1, 2003 - December 31, 2003                    0.7206
         January 1, 2002 - December 31, 2002                    0.6368
         January 1, 2001 - December 31, 2001                    0.6456
         January 1, 2000 - December 31, 2000                    0.6746


The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

         -------------------------------------------------------------
         MONTH                          HIGH                     LOW
         -------------------------------------------------------------
         December 2004                 0.8435                   0.8064
         January 2005                  0.8346                   0.8050
         February 2005                 0.8134                   0.7960
         March 2005                    0.8060                   0.8024
         April 2005                    0.8233                   0.7957
         May 2005                      0.8082                   0.7872

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

RISK FACTORS

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company's operations (see "Item 4. Information on the Company - History and Development of the Company"):

LIQUIDITY AND CASH FLOW: The Company has limited financial resources, has a history of losses and has no source of operating cash flow. The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares.

As of May 31, 2005, the Company had working capital of $1,300,000. The Company does not believe it has sufficient working capital to conduct all planned exploration work of on it mineral property interests during the 12 months from January 1, 2005 through December 31, 2005. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund its proposed activities, the Company may have to delay or indefinitely postpone further exploration of its property interests with the possible loss of its interests. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

EXPLORATION STAGE COMPANY: All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the Securities and Exchange Commission (the "SEC"). The term "reserves" is defined in Industry Guide 7 as "[t]hat part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. The Company's property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company's property interests will probably be lost. If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

ADDITIONAL FINANCING: In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

EXPLORATION RISKS: The properties in which the Company has an interest are located in Argentina (a portion of one project extends into Chile), Peru and Nevada, USA. Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company's exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentinean and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions. If the economies of Argentina and Peru fail to grow or suffer a recession, the Company may not be able to continue its activities in those countries. The Company does not maintain and does not intend to purchase political risk insurance.

Exploration activities require permits from various federal, provincial or territorial and local governmental authorities and are subject to national and local laws and regulations governing prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. See "Item 4. Information on the Company - Business Overview - Government Regulations." Exploration activities are also subject to substantial regulation under these laws by governmental agencies. There can be no assurance, however, that all permits which the Company may require for its exploration activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on any project which the Company might undertake.

If the Company is unable to obtain the necessary permits for its exploration activities, the Company might have to change or abandon its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. In such event, the Company might be forced to sell or abandon its property interests.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing exploration activities to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. However, there can be no assurance that the provincial legislation will be revised or repealed.

Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties. The cost of compliance with changes in governmental regulations has a potential to increase the Company's expenses.

PROJECT DELAY: If the Company undertakes new, or significantly expands its existing, exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such activities are to be conducted. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Also, the Company may require additional permits for its future activities, which may or may not be obtainable on reasonable terms.

TITLE TO PROPERTIES: The Company owns, leases or has under option mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested.

The Company does not obtain title insurance for its property interests. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on any of the Company's mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

If the Company, or the person or entity from which the Company has obtained an option for property interests, does not have proper title to its property interests, the Company may incur significant expenses defending or acquiring proper title and/or may have to abandon such interests, which may result in significant losses for the Company and could result in the Company having to cease all of its activities.

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $1.12 to a low of $0.35 during the 12-month period ending December 31, 2004. There can be no assurance that continual fluctuations in price will not occur.

OPERATING HAZARDS AND RISKS: All of the Company's mineral claim interests are located outside of Canada. If the Company were to become involved in a legal action in Canada relating to its mineral claim interests, the Company may not be able to enforce any judgment it obtains in such an action against assets located outside of Canada.

Peru has been the subject of terrorism. The Company may not be able to continue its activities in Peru if the terrorism resumes. The Company may not be able to find suitable labor for its Peruvian projects or may have difficulty in obtaining financing for its Peruvian projects in that event.

The Company's long-term profitability will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Mineral exploration is a speculative business characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit. The Company may not discover minerals in sufficient quantities to justify activities beyond the exploration stage. In which case, the Company may have to delay or abandon its mineral property interests.

The marketability of minerals may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as fluctuations in the metals markets, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, prices, taxes, land tenure, land use, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

MANAGEMENT: The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. Nikolaos Cacos, the President, Chief Executive Officer and a director of the Company, and Mr. Joseph Grosso, the Chairman of the Board of Directors. The loss of services of either Mr. Cacos or Mr. Grosso could have a material adverse effect on the Company. With the exception of the service agreement with Mr. Cacos, the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

GROSSO GROUP MANAGEMENT LTD.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd. ("Grosso Group") to provide services and facilities to the Company. The formal agreement was approved by the TSX Venture Exchange May 19, 2005.

The Grosso Group is a private company which is owned by the Company, Golden Arrow Resources Corporation ("Golden Arrow"), IMA Exploration Inc. ("IMA") and Gold Point Exploration Ltd. ("Gold Point"), each of which own one share. Pursuant to the terms of the Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company will include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will provide each shareholder company with:

         1.       the use of the Grosso Group's offices;
         2.       receptionist personnel;
         3.       office equipment; and
         4.       services   of    administration,    accounting,    purchasing,
                  secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $20,000 (which as of the date of this report is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

Upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. The directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Mr. Grosso is an officer and director of the Company, a director and officer of IMA and a director and officer of Golden Arrow. Mr. Lang is an officer of the Company, a director and officer of IMA and a director and officer of Golden
Arrow. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow and a director and officer of the Company. Nick DeMare is an officer and director of Gold Point Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

The Board of Directors of the Company has approved the formal agreement.

INSURABLE RISKS AND LIMITATIONS OF INSURANCE: The Company participates in a policy with other Grosso Group companies for certain insurance coverage, however, such insurance is subject to numerous exclusions and limitations. The Total Office Policy is in Canadian dollars on its principal offices. Generally, the Total Office Policy provides a 90% coverage on office contents, up to $160,000, with a $500 deductible. In addition, the policy provides general liability coverage of up to $5,000,000 for personal injury, per occurrence and $2,000,000 for legal liability for any one premises, with a $500 deductible. The Company also participates for insurance coverage of up to $5,000,000 for non-owned automobile liability.

The Company also participates in a policy with other Grosso Group companies for Foreign Commercial General Liability policy in U.S. dollars which provides US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offence for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of US$5,000,000. The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the United States (including its territories and possessions), Puerto Rico, any countries or territories against which the United States has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapors, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by the Company or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by the Company or other for whom the Company is responsible.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.

DEPENDENCE UPON OTHERS: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions,
(ii) the ability to discover and produce minerals; (iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

CONFLICTS OF INTEREST: Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

         1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

         2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

         3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this annual report all material conflicts of interests which have arisen since January 1, 2001, have been described in "Item 7.
Major Shareholders and Related Party Transactions."

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS: The projects in which the Company has an interest are located in Argentina, Peru and the U.S.A. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. The Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country defaulted on its loans, it has worked out with the International Monetary Fund a bail-out loan agreement. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina and Peru. The Company does not believe that any current currency restrictions which may be imposed will have any immediate impact on the Company's exploration activities.

IMPACT OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS: The Company's activities are subject to various governmental regulations in Argentina, Peru and the U.S.A.

ARGENTINA

MINING INDUSTRY

Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. The Company believes it is in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

MINING LAW IN ARGENTINA

In IM-11/19 Argentina; Economic Trends-Nov. 1999, the author stated:

         "Although some ambiguities in its interpretation have emerged, the 1993 Argentine Mining Code has created a favorable investment climate in the sector. An influx of foreign capital is bringing major copper and gold mines on line in Catamarca and Santa Cruz provinces, as well as smaller projects elsewhere."

(Source: U.S. Department of Commerce - National Trade Data Bank, IM-11/19 ARGENTINA; ECONOMIC TRENDS-NOV. 1999).

The right to explore a property (a "cateo") and the right to exploit (a "mina") are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining

Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mine, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

MINING LAW IN ARGENTINA

The right to explore a property (a "cateo") and the right to exploit (a "mina") are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mina, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

Each province has a Direction of Minas (the "Department of Mines") which is responsible for the issuance of permits to conduct exploration activities. An exploration permit is the authorization to perform exploration work on a cateo for a fixed period of time. A base line study and an environmental impact study are required for the exploration permit to be granted. The Company has received all necessary government permits for its current exploration activities on the Mogote property in Argentina. The Company will apply for additional exploration permits as necessary to conduct future exploration on additional properties.

REGULATORY ENVIRONMENT

Management believes the present government is deeply committed to opening up the economy, and there has been significant progress in reducing import duties and export taxes. For decades local industry has been protected, and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Customs. Except for a very limited list of items requiring the previous approval of the authorities, there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material, and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed.

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The country continues to struggle with its external debt. Negotiations continue with the IMF and several of its other major creditors. The economic performance of the country has been troubled and uncertain since the late 1990's. Management believes there are currently some positive indications that the economic situation is improving.

PERU

MINING INDUSTRY

Peru has a lengthy history of mining activities that predates the Spanish conquistadors. Although political unrest and instability have slowed the development of some of Peru's ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources. Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals. Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America's largest single gold producer and Antamina is the world's largest zinc and copper mine.

MINERAL CONCESSIONS IN PERU

Under Peruvian law the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and in general, may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 100 hectares and existing concessions of greater than 100 hectares will be reduced to that amount. Otherwise, concessions can only be divided by percentage parts or shares. Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

The concession holder must pay an annual rent of US$3.00 per hectare (except for the year of acquisition, as this rent is paid as part of the concession application fee). The concession holder must sustain a minimum level of annual commercial production of greater than US$100 per hectare in gross sales within six years of the grant of the concession or, if the concession has not been put into production within that period, from the seventh year, a penalty is due of US$6.00 per hectare per year in addition to the annual rent. The concession will terminate if the annual rent is not paid for two consecutive or alternative years. The term of a concession is indefinite provided it is properly maintained by payment of rental duties.

The Constitution of Peru provides that foreign persons or companies cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometres of Peru's borders. The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a Decreto Supremo. The Decreto Supremo must be signed by the President of Peru and the Presidential Cabinet, called the Consejo de Ministros.

None of the Company's property interests are located within 50 kilometres of Peru's borders.

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines. However, the Company's exploration activities do not require any licenses or permits from the Department of Energy and Mines. The Company has obtained the necessary permits, if any, for its current and planed work on the Esperanza property.

NEVADA, UNITED STATES

In the U.S., much of the Company's exploration activities occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to federal mining laws. There are numerous federal regulatory developments that could restrict the Company's activities and significantly increase regulatory obligations and compliance costs with respect to the Company's exploration activities.

The Company's exploration programs in Nevada are subject to state and federal regulations regarding environmental considerations. All activities associated with the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that its activities may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of the Company's activities. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of its activities, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company's mineral exploration activities in Nevada are in compliance with all known environmental requirements.

Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. As of the date of this annual report the Company has not conducted an archeological survey on its Nevada properties. In the future the Company may be required to conduct such a survey if its activities constitute a
"disturbance". To the best of management's knowledge, there are no known environmental or threaten and endangered species issues at the Roy or Hills properties that would provide grounds for denial of approval of a plan of operation.

ENVIRONMENTAL REGULATIONS: The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company's operations; however, any changes in environmental legislation or regulations, or in the Company's business, may cause compliance with such legislation and/or regulation to have a material impact on the Company's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to ensure that it complies fully with all environmental regulations relating to its operations in Argentina.

The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. The Company has hired a mining engineering consultant to oversee all environmental and socio-economic studies and programs to ensure international best practices for the mining industry are applied in the development of the Company's properties. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

CURRENCY FLUCTUATIONS: The Company maintains its accounts in Canadian dollars. The Canadian dollar varies under market conditions. The expenditures to be incurred by the Company on its mineral exploration projects in Argentina and Peru will be denominated in U.S. dollars. Accordingly, the results of the Company's activities will be subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the U.S. and Canadian dollars, may significantly impact on the Company's financial position and results in the future.

NO DIVIDENDS: The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

PENNY STOCK REGULATION: The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules until such time as
(1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

ENFORCEMENT OF LEGAL PROCESS: It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

U.S. laws may not be enforced by a Canadian court if those laws are contrary to Canadian public policy, are foreign penal laws or laws that deal with taxation or the taking of property by a foreign government or they are not in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court may not be recognized by a Canadian court:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

        g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

EXCHANGE APPROVALS: Pursuant to the policies of the TSX Venture, the Company is required to provide certain information about proposed acquisitions to the TSX Venture and the Company must obtain approval from the TSX Venture prior to completing any proposed acquisition. In addition, the Company must obtain approval from the TSX Venture prior to issuing any shares in connection with an acquisition of, or the exercise of an option on, a property interest. There is no assurance that the TSX Venture will approve the acquisition of any additional properties by the Company, whether by way of option or otherwise, or the subsequent issuance of any shares in connection with any property which the Company acquires.

COMPETITION: The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. If the Company is unable to effectively compete against the other companies engaged in the mineral exploration industry, the Company may be forced to cease all of its activities. Specifically, if the Company is unable to recruit and retain qualified officers, consultants and others to provide the Company with the expertise necessary to plan and implement its exploration programs, the Company may be required to delay or abandon its exploration programs or cease its activities entirely.

OUTSIDE SCRUTINY: Some mining companies have experienced issues and problems from local communities relating to their exploration activities. These local communities have restricted access to the companies' properties. If the Company's activities are not acceptable to communities where work is being undertaken the Company may have to abandon its investment in the property.

DILUTION: The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

METALS PRICE FLUCTUATIONS: Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production of such metals. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of its projects. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

UNITED STATES MARKET: As of the date of this annual report, there is no established market in the United States for the Company's common shares. The Company's common shares have been quoted in the pink sheets (the "Pink Sheets"), published by Pink Sheets LLC, under the symbol "AJRSF" since January 14, 2004; however, trading in the Company's shares is sporadic and limited. Management anticipates that the Company will seek to have its common shares quoted on the Over-The-Counter Bulletin Board operated by the Nasdaq Stock Market, Inc.; however, there are no assurances as to if, or when, the Company's common shares will be quoted on the Over-The-Counter Bulletin Board. In addition, even if the Company's shares are quoted on the Over-The-Counter Bulletin Board, trading may continue to be sporadic and limited. Consequently, the Company's shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, the Company's shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.

U.S. TAX LIABILITY: The Company may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). See "Item 10. Additional Information - Taxation." If the Company is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a
PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in
Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated pursuant to the COMPANY ACT (British Columbia) (the "Company Act") on April 11, 2000 under the name "XS Capital Corp." Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso, who at the time was not an officer or director of the Company. Mr. Grosso transferred the single outstanding share to Mr. Cacos, President and a director of the Company, on April 11, 2001. Effective February 2004, Mr. Grosso became the Chairman and a director of the Company. The Company remained without a business asset and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below. As a result of the decision to engage in mineral exploration activities, the Company changed its name to "Amera Resources Corporation" on March 4, 2003. There was no change of control or change in management in connection with the name change. In December 2003, the Company completed its initial public offering ("IPO") and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS". See "Item
10. Additional Information - Memorandum and Articles of Association."

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, as amended by Amending Letter Agreement dated September 30, 2003, with IMA and Inversiones Mineras Argentinas S.A., an indirect, wholly-owned subsidiary of IMA ("IMASA"), whereunder the Company was granted an irrevocable option to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the "Mogote Project"). See "Item 4.
Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." To exercise the option, the Company must issue an aggregate 1,650,000 common shares (of which 200,000 have been issued) and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project, being $197,854. As well, the Company has agreed to make all payments required to maintain the Mogote Project in good standing including all payments due to the underlying owners and vendors thereof, which total US$269,100. As of December 31, 2004, US$138,000 has been paid and a final payment of US$100,000 is due in June 2005. By reason of recent Argentinean legislation, payment obligations denominated in a foreign currency must now be paid in Argentinean currency, calculated in accordance with set conversion rates fixed by the government from time to time, which has the effect of reducing the US dollar amounts that the Company will ultimately pay to the owners. The Company shall be the operator of the Mogote Project throughout the term of the subject option.

On April 8, 2004, the Company and IMA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares and expending an additional US$3 million of exploration expenditures over a three year period. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under these agreements were assigned to Golden Arrow and Inversiones Mineras Australes S.A., an Argentine company and an indirectly, wholly-owned subsidiary of Golden Arrow ("IMAUSA"), as a result of IMA transferring its option on the Mogote property to Golden Arrow, through the transfer of IMASA's interest in the Mogote property to IMAUSA.

In addition, the Company entered into a Property Purchase Agreement, also dated March 6, 2003, with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the "Chubut Project"). See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7.

Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefor, the Company agreed to issue 500,000 of its common shares to IMA (with a deemed value at the time of the transaction of $22,000 which was IMA's recorded cost for the properties), IMA retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA at such time as a decision to place any of the properties in commercial production is made. Although the 500,000 shares had a deemed value of $22,000 at the time of the transaction, the shares were not issued until November 2003, in connection with the Company's IPO. Under Canadian GAAP, the shares were required to be valued at the market price at the time of issuance, which was $225,000 (based upon the initial public offering price of $0.45 per share). By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under this agreement were assigned to Golden Arrow and IMAUSA.

In March 2003, when the Letter of Intent and Property Purchase Agreement were executed, the Company was not publicly listed. The agreements were negotiated by the Company's directors (then Messrs. Cacos, Minni and Coltura) who considered among other factors the agreements, transactions of a similar nature currently being entered in the mining industry, the Company's business plan, the Company's future IPO and its planned listing on the TSX Venture. At the time, Messrs. Minni and Coltura were disinterested members of the board of directors. At the time of the April 8, 2004 amendment to the Letter of Intent, Messrs. Cacos and Grosso abstained from voting and the transaction was approved by the remaining disinterested members of the board of directors, who at the time were Messrs. Minni, Coltura and Bottomer.

On August 24, 2004, the Company signed a Letter of Intent with Arcturus Ventures Inc. whereby the Company acquired an option to obtain up to an 80% interest in the Esperanza property, located in Peru. See "Item 4. Information on the Company
- Property, Plant and Equipment - Other Properties - Esperanza Project."

In those situations where the Company issued shares of its common stock pursuant to the agreements discussed above, the shares were valued at the closing market price on the day of issue. This amount is the value that is recorded as acquisition cost of the applicable property as described in Note 3 to the Company's December 31, 2004, financial statements. The number of shares which were issued for the acquisition of mineral properties and their value is described in Note 4 of the Company's December 31, 2004, financial statements.

To date, the Company has raised $5,095,549 in cash through the sale of securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $1,230,962, $684,259 and $nil and capital assets of $2,934, $nil and $nil for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

During fiscal 2003 and 2004 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties. To May 31, 2005, the Company has not abandoned, disposed, assigned or joint-ventured any of its arrangements to earn interests in its mineral properties.

BUSINESS OBJECTIVES

The principal business carried on and intended to be carried on by the Company is the acquisition and exploration of natural resource properties. The Company intends on expending its existing cash resources to carry out exploration on its mineral properties, to pay for administrative costs during the fiscal years ending December 31, 2004 and 2005, and for working capital. The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.

No capital expenditures were made by the Company during the 2002, 2003 and 2004 fiscal years other than expenditures relating to the Company's mineral property interests. See "Item 4. Information on the Company - Business Overview - Exploration Expenditures."

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for precious and base metals. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since March 2003, the Company has proceeded to enter into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, U.S.A. In addition, the Company has acquired interests in properties located in Chile adjacent to the Company's Mogote properties. These Chilean properties were staked to add to the Mogote property in Argentina. The Mogote property is located near the border of the two countries. The Chilean properties are being held by an agent in Chile for Golden Arrow and form part of the properties under option in the agreements between the Company and Golden Arrow. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project." See "Item 4. Information on the Company - Property, Plant and Equipment".

The Company is currently focusing its financial resources in conducting an exploration program on the Mogote property in Argentina. The Company is also currently reviewing other mineral property interest opportunities in South and North America.

EXPLORATION EXPENDITURES

During fiscal 2004 the Company incurred approximately $388,739 (including approximately $329,250 which is attributed to 425,000 shares issued by the Company) for mineral property acquisition costs and incurred approximately $842,223 for exploration costs on its mineral property interests.

During fiscal 2003 the Company incurred $507,042 (including $270,000 which is attributed to 600,000 shares issued by the Company) for mineral property acquisition costs and $164,768 for exploration costs on its mineral property interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2002 or 2001.

EXPLORATION BUDGET

See "Item 4. Information on the Company - Plan of Operation."

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report the Company has not generated any revenues from its mineral properties.

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has three wholly-owned subsidiaries, Recursos de los Andes S.A.C., a Peruvian company which became active in December 2004 and Amera Resources (US) Inc., a Nevada, USA company, which was incorporated on February 2, 2005.

Amera Resources (US) Inc. was formed to hold the Company's interests in its Nevada properties. The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.

Recursos de los Andes S.A.C. was formed to hold the Company's interests in its Peruvian properties. The Company owns all of the outstanding voting and equity interests in Recursos de los Andes S.A.C.

Amera-Chile Sociedad Contractual Minera was formed in May 2005 to hold the Company's interest in its Chilian properties. The Company owns all of the outstanding voting and equity interests in AMERA-Chile Sociedad Contractual Minera.

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

PRINCIPAL OFFICES

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's registered office is located at 709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6 and its phone number is (604) 687-1828.

On September 1, 2002 the Company began sharing office facilities, capital assets and personnel with IMA. Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. (the "Grosso Group") pursuant to which the Grosso Group provides offices and administrative and management services to the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

PROPERTY, PLANT AND EQUIPMENT

The Company's activities are focused on the exploration of its mineral property interests. As of the date of this annual report, the Company does not have any plant and equipment, mines or producing properties. The Company's proposed programs are exploratory in nature and all of the Company's properties are without known reserves.

                               ORGANIZATION CHART

      |-------------------------------------------------------------------|
      |                    AMERA RESOURCES CORPROATION                    |
      |                   (Vancouver, British Columbia)                   |
      | (Registered in B.C. and a foreign entity registered in Argentina) |
      |----|------------------------------|---------------------------|---|
           |                              |                           |
           |                              |                           |
           |                              |                           |
          100%                           100%                        100%
           |                              |                           |
           |                              |                           |
           |                              |                           |
|----------|-----------|         |--------|--------|        |---------|--------|
|                      |         |                 |        |                  |
| Amera-Chile Sociedad |         | Amera Resources |        | Recursos de los  |
|  Contractual Minera  |         |   (U.S.) Inc.   |        | Andes S.A.C.Peru |
|  (Chile)May 2005     |         |  February 2005  |        |  September 2004  |
|----------------------|         |-----------------|        |------------------|

The Company's principal assets are its options to acquire interests in unproven mineral claims. Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of May 31, 2005, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

This accounting treatment is different under US GAAP, under which the Company would expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

PRINCIPAL PROPERTIES

MOGOTE PROJECT

LOCATION AND ACCESS

The property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province close to the northern border with La Rioja Province, approximately 300 kilometres northwest of the city of San Juan, and bordering Chile. See Map A. Access to the property is via either Chile or Argentina, but because special arrangements need to be made to cross the international border where there are no established crossing points, practical access is currently from the Argentina side. The nearest supply point where most goods and services are available is the town of Guandacol in La Rioja Province. From here the property is only accessible by road during the months of October to April using a 4x4 vehicle. Exploration activities can only be carried out during this period due to seasonal weather conditions. Total distance from Guandacol to Mogote is approximately 250 kms and the travel time is 6-7 hours. Access from Guandacol is through Aguadita, across Rio Blanco, and through the historic La Brea mining camp. Road conditions are poor with local severe dust and generally un-maintained road conditions. There is no electrical grid in the area of the Mogote property.

MINERAL TITLES INCLUDED IN MOGOTE PROPERTY

The Mogote property consists of one cateo, three discoveries and five minas. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote project on the Chilean side of the border. See Map A.


     ----------------------------------------------------------------------------------------------------------
       CLAIM NAME &     CLAIM                        HECT-                  EXPIRY      WORK/PAYMENT
        COUNTRY         NUMBER       CLAIM TYPE      ACRES     OWNER         DATE         REQUIRED
     ----------------------------------------------------------------------------------------------------------
             -        338579-R-92      CATEO         2259     IMAUSA           N/A    $2000 pesos
     (Argentina)                                                                      payment after
                                                                                      concession granted
     ----------------------------------------------------------------------------------------------------------
     ADELA # 1        425-098-A-2000   DISCOVERY     2000     N. Arturo        N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------



     ----------------------------------------------------------------------------------------------------------
       CLAIM NAME &     CLAIM                        HECT-                  EXPIRY      WORK/PAYMENT
        COUNTRY         NUMBER       CLAIM TYPE      ACRES     OWNER         DATE         REQUIRED
     ----------------------------------------------------------------------------------------------------------
     MOGOTES NORTE    520-0275-R097    DISCOVERY     1650     R. Viviani       N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTES SUR      520-0274-R-97    DISCOVERY     2100     R. Viviani       N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 1         156.277-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                       canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 9         156.285-S-76     MINA          48       N. Arturo        N/A    $480 peso per year
     (Argentina)                                                                       canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 14        156.290-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                       canon

     ----------------------------------------------------------------------------------------------------------
     MOGOTE 4         156.280-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                      canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 5         156.280-S-76     MINA          48       IMAUSA           N/A    $480 peso per year canon
     (Argentina)
     ----------------------------------------------------------------------------------------------------------
     Tronquito 1              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 2              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 3              -        Concesion de  300      Golden Arrow     N/A    US$330 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 4              -        Concesion de  100      Golden Arrow     N/A    US$110 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 5              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 6              -        Concesion de  300      Golden Arrow     N/A    US$330 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------

AGREEMENTS

Under an option agreement dated June 7, 2000 among IMA, IMASA and Nestor Arturo, as amended August 3, 2000, and September 1, 2000, IMA had the right to acquire a 100% interest in the property by making cash payments totaling US$280,000. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. To date IMA and/or Golden Arrow have paid US$138,000, including a payment made on December 6, 2004, which has been paid by the Company. A final payment of US$100,000 is due June 6, 2005. As a result of Argentinean government policy, it is expected that the US dollar amounts, when paid in Argentinean currency, will be reduced from the original amount. The Company anticipates that the amount of the final payment will be less than US$110,000 as a result of this policy. The vendors also will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000.

The Company, IMA and IMASA signed a letter of Intent on March 6, 2003, as amended September 30, 2003, pursuant to which the Company could earn an undivided 51% interest in the Mogote Property. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, effective July 7, 2004. To earn a 51% interest in the property, the Company must issue 1,650,000 common shares to IMA (now Golden Arrow) and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years. The Company has issued 200,000 shares, at a recorded cost of $85,000 and is proceeding with work expenditures.

The Company agreed to reimburse IMA (now Golden Arrow) for past payments made and expenditures which had been incurred by IMA on the Mogote Property. On September 30, 2003, the Company, IMA and IMASA entered into an amendment to the March 6, 2003 agreement. The amendment provided that the amount of the expense reimbursement as of September 30, 2003 was $192,952 and provided that the Company would be the operator of the Mogote property. As at December 31, 2003, the Company had reimbursed IMA and IMASA $192,952 and $4,902 remained outstanding and is included in amounts payable. As of June 30, 2004, the remaining $4,902 had been paid. As at December 31, 2003 the Company had issued 100,000 of its common shares to IMA at a recorded amount of $45,000. In July 2004 the Company issued 100,000 shares to IMA/Golden Arrow with a deemed value of $40,000.

On April 8, 2004, the Company, IMA and IMASA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (which have been issued to IMA, at a deemed price of $279,000) and expending an aggregate of US$3 million on exploration expenditures over a three year period. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. See "Item 4. Information on the Company - History and Development of the Company."

The Company has committed to spend the initial US$1,000,000 by May 30, 2005. The Company received approval from the TSX Venture for this transaction on April 22, 2004. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are also officers and/or directors of IMA and Golden Arrow. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

As of December 31, 2004 the Company had expended $601,042 in acquisition costs and $632,434 in exploration expenses on the Mogote Property. See "Item 4. Information on the Company - Plan of Operation."

REGIONAL AND LOCAL GEOLOGY

The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks. The Mogote region has been subjected to multiple volcanic and intrusive events dating from middle Miocene (~13.65 million years ago) back at least as far as the Permo-Triassic (~250 million years ago), which management believes makes the area particularly attractive for mineral exploration.

EXPLORATION HISTORY

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Anomalous samples came from zones with clay and/or iron alteration. In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometres E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and sediment samples. In March of 2001 IMA entered into a Joint Venture agreement with Rio Tinto Mining and Exploration Limited who carried out an eight day program commencing March 11, 2001 which was terminated by weather. Work accomplished included road construction, talus fines and rock chip sampling and resulted in the identification of the Filo Este and Filo Central targets which both displayed aspects of porphyry copper-gold and high sulphidation epithermal precious metal systems. During January 2003 IMA carried out a four week detailed surface exploration program of mapping and geochemical sampling. The results significantly expanded the gold-copper exploration potential of the project.

During the period November 17 through December 14, 2003, the Company carried out an exploration program comprising detailed geologic mapping, ground magnetics, induced polarization ("IP") geophysics, trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two major zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation epithermal alteration, Zona Colorada. The copper-gold mineralization is characterized by strongly anomalous values in copper and gold related to potassic alteration of a Miocene (23.8 to 5.3 million years ago) diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a major mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong porphyry-type alteration. Hydrothermal mineralization consisted of copper sulphide minerals chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene (surface-enriched) oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals including malachite and antlerite.

A 600 metre trench was excavated over the Filo Este zone of potassic alteration and encountered 510 metres of continuous mineralization that averaged 0.196% copper and 0.331 ppm gold. Mineralization consisted of fracture controlled sulfates and oxides and as disseminations in wallrock and quartz veins. Copper minerals were approximately 80% oxide and 20% sulfides with the sulfides consisting of chalcopyrite and bornite. Ground magnetics suggest a shallow porphyry system underlying Filo Este ridge with strong magnetite alteration that covers an area of at least 1.5 kilometres by 800 metres. The shallow depth of intrusion is indicated by a steep magnetic gradient which management believes is consistent with the level of exposure of alteration and mineralization. Two other distinct magnetic sources were encountered at Filo Central and underlying the East Cirque area. The IP indicates several distinct copper sulfide bodies of 2-4% sulfide that are coincident with magnetite alteration on Filo Este.

MARCH 2004 DRILLING - FILO ESTE

In March 2004, the Company carried out a 1,475 metre, 5 hole diamond drill program and conducted further geological mapping and talus fine sampling on the northern part of the Mogote property. The drilling tested a portion of the Filo Este porphyry target to a depth of up to 495 metres over a strike length of 860 metres and a width of approximately 250 metres. Hole MOG-04-1 had to be abandoned at 71.6 metres and hole MOG-04-1A was drilled from the same location to target depth. Highlights of the drill results are provided in table form below.

-----------------------------------------------------------------------------------------------------
                                                                     (LWA)        (LWA)         (LWA)
Drillhole           Total Depth   From        To          Interval   Gold         Silver       Copper
                    (metres)      (metres)    (metres)    (metres)   (ppm)         (ppm)         (%)
-----------------------------------------------------------------------------------------------------
MOG-04-1            71.6          2.0         70.0        68.0       0.43         13.9         0.244
-----------------------------------------------------------------------------------------------------
MOG-04-1A           495.3         6.0         495.3       489.3      0.23         2.6          0.170
Including                         258.0       424.0       166.0      0.19         2.2          0.243
And                               308.0       396.0       88.0       0.20         1.9          0.290
-----------------------------------------------------------------------------------------------------
MOG-04-2            315.4         2.0         315.4       313.4      0.16         1.9          0.171
Including                         196.0       315.4       119.4      0.21         2.8          0.248
-----------------------------------------------------------------------------------------------------
MOG-04-3            300.0         6.0         300.0       294.0      0.11         1.3          0.078
-----------------------------------------------------------------------------------------------------
MOG-04-4            292.9         2.0         292.9       290.9      0.23         3.1          0.104
-----------------------------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets in March 2004 to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, has now extended the surface copper-gold geochemical anomaly of greater than 0.1 ppm Au and 500 ppm Cu to 4,000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 0.5 ppm. Management believes Filo Central is a high priority target for the next phase of exploration on Mogote.

A short surface program was commenced in early November 2004 to prepare for a drill program to test the Filo Central target, and to further test the Filo Este target, which started in early 2005.

JANUARY-FEBRUARY 2005 DRILLING - FILO ESTE AND FILO CENTRAL

Between mid-January and early February 2005 the Company completed a Phase II 2,577 metre 9-hole RC drill program on the Mogote project. Of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry.

All the Phase II drill holes were sited to test strong areas of potassic-altered intrusive porphyries within the Filo Este and Filo Central anomalies, defined by strong magnetics, highly anomalous copper and gold geochemistry and surface alteration. Five holes were completed on Filo Este over an east-west strike extent of 1.4 kilometres spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. All drill holes were located on the Argentina side of the international border.

The significant intercepts include:

----------------------------------------------------------------------------------------------------
                          Total                                          ppm       ppm          %
 Drillhole     Zone       Depth      From         To       Interval     Gold      Silver     Copper
                         (metres)  (metres)    (metres)    (metres)     (LWA)     (LWA)       (LWA)
----------------------------------------------------------------------------------------------------

 MOG-6         Este        250         0         250          250        0.22                  0.083
 including                           176         246           70        0.36       3.0        0.158
----------------------------------------------------------------------------------------------------
 MOG-7         Este        287         0         287          287        0.25       3.0        0.107
----------------------------------------------------------------------------------------------------
 MOG-8         Este        300         4         142          138        0.47       2.0        0.093
----------------------------------------------------------------------------------------------------
 MOG-12        Este        300       214         276           62        0.30       1.1        0.140
----------------------------------------------------------------------------------------------------


All significant intercepts were from holes on Filo Este. Drill holes MOG-7, 8, and 12 are all located in the northwest corner of the property and in the northwestern portion of the Filo Central anomaly. These holes were all hosted in, or spatially related to, a newly mapped occurrence of fine-grained intrusive porphyry that is interpreted as an early porphyry phase that typically alters to potassic or intermediate argillic assemblages.

Copper and gold mineralization in the drill holes was related to potassic quartz-biotite alteration and directly related to early vein density and local silicification. Vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite.

The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an internationally recognized assay service provider. The Company is currently reviewing the data from the recent drill program in conjunction with all other exploration data from the property to formulate plans for the project going forward. Therefore, the Company has no current detailed plans to conduct exploration on the property and has not budgeted any funds for further work at this time.

                                      MAP A

                [LOCATION MAP OF THE SAN JUAN PROVINCE, ARGENTINA
                   SHOWING THE LOCATION OF THE MOGOTE PROJECT]

                               [OMMITTED GRAPHIC]

               TO VIEW MAPS PLEASE VISIT THE COMPANY'S WEB SITE:
                             www.imaexploration.com

                                      MAP B

                 [LOCATION MAP OF THE CHUBUT PROVINCE, ARGENTINA
                       SHOWING THE LOCATION OF THE CHUBUT
                PROPERTIES: NUEVA RUTA, LOMA ALTA AND LAGO PICO]

                               [OMMITTED GRAPHIC]

               TO VIEW MAPS PLEASE VISIT THE COMPANY'S WEB SITE:
                             www.imaexploration.com

                                      MAP C

                 [LOCATION MAP OF THE AREQUIPA DEPARTMENT, PERU
                 SHOWING THE LOCATION OF THE ESPERANZA PROPERTY]

                               [OMMITTED GRAPHIC]

               TO VIEW MAPS PLEASE VISIT THE COMPANY'S WEB SITE:
                             www.imaexploration.com

                                      MAP D

                 [LOCATION MAP OF THE ROY AND HILLS PROPERTIES,
                             NYE COUNTY, NEVADA, USA
              SHOWING THE LOCATION OF THE ROY AND HILS PROPERTIES]

                               [OMMITTED GRAPHIC]

               TO VIEW MAPS PLEASE VISIT THE COMPANY'S WEB SITE:
                             www.imaexploration.com

OTHER PROPERTIES

ESPERANZA PROJECT

On August 24, 2004 the Company signed a Letter of Intent with Arcturus Ventures Inc. to purchase up to an 80% interest in the Esperanza property. The 4,000 hectare Esperanza property is located in the province of La Union in the department of Northern Arequipa and is approximately 600 kilometres southeast of Lima. See Map C. Access to the property from the city of Arequipa is via paved road to Chuquibamba followed by a well-maintained loose gravel surface road to Cotahuasi and finally Puica. From Puica the property is approximately 4 hours on horseback. The nearest electrical grid is to Puica, a distance of approximately 3 kilometres from the property boundary. An alternative way to access the property is via a new power line road located approximately 15 kilometres to the east of the property. From Orcopampa the power line road can be accessed and a four-wheel drive trail can be navigated to within 800 metres of the southeastern corner of the property.

An initial 55% interest in the Esperanza project may be earned by incurring $750,000 in work expenditures over three years, issuing 250,000 common shares (25,000 shares have been issued with a deemed value of $10,250) and making a one-time payment of $40,000 to Arcturus (which the Company has paid). By taking the property up to the bankable feasibility stage within three years of earning the initial 55% interest and issuing a further 260,000 shares, the Company may earn an additional 25% interest. This Letter of Intent was subject to TSX Venture approval, which was subsequently received. In order to maintain the 4,000 hectare property in good standing a cannon of US$12,000 per annum must be paid to the Peruvian Government.

The Esperanza property is at an early exploration stage. It covers a three-kilometre long epithermal system which encompasses four known zones where numerous old workings occur. Other than a limited surface program of rock sampling and soils sampling conducted by Arcturus, no known modern exploration has previously been used in the area. Management believes the property has significant potential for bulk-tonnage style gold mineralization. The prospective Tacaza volcanics unit, which underlies the property, is characterized by widespread epithermal alteration and elevated gold content. Gold-bearing quartz veins and related epithermal alteration extend upwards into overlying rock units. Exploration at Esperanza can be conducted year-round and road access is to within 800 meters of the property boundary.

In November 2004 the Company commenced a Phase I surface exploration program on the property. The work was carried out over the course of four weeks with a two week break in the middle. The work comprised detailed surface prospecting, sampling and mapping. On February 10, 2005, the Company issued a news release discussing the results of the phase I surface program. The work resulted in the discovery of two significant new gold anomalies, Zona Ventana and Zona Afuera. In addition, detailed sampling conducted along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon these gold targets. At Zona Ventana anomalous gold occurs over at least 1,000 length and spans a vertical interval of 150 metres; the width remains open. Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary. The Esperanza property was been expanded to include this target and is now 4,000 ha in size. A total of 138 rock samples and 44 soil samples were collected during the Phase I surface program

ZONA VENTANA

Zona Ventana (The Window Zone) is characterized by clay-altered and variably silica-altered volcanic tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 meters long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silica alteration are evident. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with and northeast-trending veins parallel to the Wayra-Huanca trend.

83 composite rock chip samples (average sample length 5 meters) were collected from Zona Ventana.

ZONA AFUERA

Zona Afuera is located two kilometers south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected. These included chip samples of 0.65 ppm gold across 8 metres,
0.403 ppm gold across 6 metres and 0.358 ppm gold across 6 metres.

Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk-tonnage epithermal gold deposit. The next phase of work on the property will include further detailed mapping and sampling of Zona Ventana and Zona Afuera and ground geophysics to outline silica-altered zones and structures for drill-testing.

Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies. Veins and associated mineralization occur along a northeast-oriented structural trend that is a regionally prominent structural fabric. Further work along the trend will include soil sampling and detailed mapping.

The next phase of work on the Esperanza Project will include detailed mapping, sampling and ground geophysics and is budgeted at $250,000. This work is scheduled to commence in June 2005 The work program is being overseen by John A. Brophy, Professional Geoscientist.

The Company is unable to determine the costs of a feasibility study, or even if such a study is warranted, until substantially more information is available. There are no assurances that the Company will be able to bring the property to the bankable feasibility stage.

As of May 31, 2005, the Company had spent $215,000 on the Esperanza property. See "Item 4. Information on the Company - Plan of Operation."

NEVADA, USA, PROPERTIES

In March 2005, pursuant to an agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada. See Map D. Mr. Jones, as agent for the Company, staked the claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004. Mr. Jones is an arm's length, third party. Mr. Jones transferred the Hills and Roy claim groups to Amera Resources (US) Inc. and these Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.

As of the date of this annual report, the Company owns 100% of the 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block. In order to retain the claims, the Company must pay US$7,375 per year to the U.S. Bureau of Land Management prior to September 1st and US$619 per year to Nye county prior to November 1st. To retain the Hills claims the Company must pay US$3,500 per year prior to September 1st to the U.S. Bureau of Land Management and US$294 each year to Nye county prior to November 1st. As of May 31, 2005, the Company had expended approximately $77,304 for the acquisition and exploration of the Roy and Hills claim blocks and other generative work in Nevada.

The Roy property is located 56 kilometres northwest of Tonopah and the Hills property is located 65 kilometres northwest of Tonopah. The properties are both located adjacent to the Pole Line road. Access to the property is by truck from Tonopah. There is no power available on the properties. The nearest power is available within less than 50 kilometres from the properties.

The Roy property is a gold-silver epithermal system while the Hills property is a silver-gold epithermal system. Both the Roy and Hills claim blocks are underlain by volcanic rocks that have undergone epithermal alteration and mineralization prior to being covered by younger volcanic sediments and gravels.

Work to date on the Roy and Hills properties includes surface mapping, geological sampling, and a ground magnetics survey carried out by Quantec Geophysic along 200 meter-spaced lines with 10 meter-spaced sample points.

As of the date of this annual report, the Roy and Hills claim blocks are without known reserves and the Company's proposed programs are exploratory in nature.

Based upon the results of the exploration work, the Company has selected targets for drill testing. The Company plans to test the Roy and Hills properties with a 1,200 metre 8-hole program in the fall of 2005. The budget for this program is $100,000. The holes would test zones of alteration with associated surface gold and pathfinder element anomalies, as well as and in conjunction with targets identified through interpretation of structures and alteration zones from the ground magnetics survey. The association of gold deposits in Nevada with structures, altered volcanic rocks, and gold and pathfinder elements is well documented and, as such, management believes the Roy and Hills projects are excellent exploration targets. Steven K. Jones, M.Sc., C.P.G., will be responsible for overseeing the drill program when it is carried out.

ROY PROPERTY

The Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres.

Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. A number of grab samples were collected returning anomalous gold values and epithermal pathfinder elements.

The Northern Zone of alteration on the Roy property is characterized by weakly silicified volcanic flows contained within moderate argillic wallrock alteration. The Roy property encountered four large magnetic low anomalies that are situated along a regional, east-west trending magnetic linear that is interpreted to be a district-scale controlling structure. The size of the Roy alteration system is similar in scale and alteration type to the historic Tonopah District which produced over 3 million gold equivalent ounces from underground operations. Previous drilling has never been conducted on the magnetic low targets.

HILLS PROPERTY

The silver-rich Hills property is located 7 kilometers northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive sericite-pyrite alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in volcanics of probable Oligocene age. Several grab samples were weakly anomalous in silver and gold. The alteration areas are moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.

The Hills property ground magnetics encountered a district-scale, east-west trending magnetic gradient with most surface alteration found within the magnetic low. Management believes the calcite-veining present within the target areas is indicative of the upper levels of an epithermal vein system.

CHUBUT PROJECT

The Company entered into a Property Purchase Agreement, dated March 6, 2003, with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefor, the Company issued 500,000 of its common shares to IMA. These shares had a deemed value of $22,000 or $0.044 per share (when the Property Purchase Agreement was negotiated), which at the time was IMA's recorded cost for these properties. These shares were approved for issuance, as additional shares to be issued, in conjunction with the Company's initial public offering. When the shares were issued in November 2003 they were recorded at a deemed value of $225,000 ($0.45 per share - which was the initial public offering issue price). IMA and IMASA (now Golden Arrow and IMAUSA) retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA (now Golden Arrow) at such time as a decision to place any of the properties in commercial production is made, of which there are no assurances. See "Item 4. Information on the Company - History and Development of the Company." IMA's and IMASA's rights and interests in the agreement were transferred and assigned to Golden Arrow and IMAUSA, on July 7, 2004.

         LAGO PICO

         The Company holds a 100% interest in the Lago Pico cateo which covers 10,000 hectares of ground. The property is reached from Esquel, in Chubut Province, Argentina by traveling 70 kilometres south along Route 17 to Corcovado and then traveling 80 kilometres to the south of Corcovado along Route 44. See Map B. The property is four-wheel drive accessible along secondary roads from the Pueblo of Rio Pico, a distance of less than 10 kilometres. The property has no infrastructure and no electrical power. The property is prospective for low sulphidation epithermal gold deposits. This area was staked on the strength of prospective Jurassic (213 to 145 million years ago) volcanic host rocks, regional prospecting reports of large silica altered zones, and anomalous features in regional magnetic data. Airborne reduced-to-pole magnetics show a prominent circular feature in an area underlain by Jurassic volcanic rocks. These features are considered to be regionally prospective for structurally-controlled epithermal deposits. No exploration work has been carried out on the property to date.

         LOMA ALTA

         The Loma Alta cateo, held 100% by the Company, covers 10,000 hectares and covers an area of prospective Jurassic volcanic rocks between known mineralization in the Putrachoique and Arroyo Cascada areas. The property is reached from Esquel, in Chubut Province, Argentina by traveling 70 kilometres south along Route 17 to Corcovado and then traveling 35 kilometres to the east on Route 17 before leaving the highway and taking secondary and four-wheel drive roads 10 kilometres south to the property. See Map B. The property has no infrastructure and no electrical power. Jurassic volcanic rocks of the Lago de la Plata Formation are mapped as being intruded by Upper Cretaceous (145 to 65 million years ago) or younger intrusive rocks. Airborne magnetic data suggests that a large intrusive body may underlie the cateo. The Company's geologists consider this to be a high priority target for both intrusive-related and more distal styles of mineralization. No exploration work has been carried out on the property to date.

         NUEVA RUTA

         The Company holds a 100% interest in the Nueva Ruta cateo which covers 4,180 hectares. The property is reached from Esquel, in Chubut Province, Argentina by traveling 70 kilometres south along Route 17 to Corcovado and then traveling 23 kilometres to the east on Route 17. The property is bisected by the highway. Other parts of the property are four-wheel drive accessible. See Map B. The Nueva Ruta cateo covers a portion of a large alteration/mineralized zone. The property has no infrastructure and there is no electrical power. No exploration work has been carried out on the property to date.

As of May 31, 2005, the Company has spent $225,000 in acquisition costs (represented by the deemed value of the common shares issued) and had not incurred any exploration expenses on the Chubut properties. See "Item 4. Information on the Company - Plan of Operation."

At the time the Company acquired the Chubut Properties, the Company intended to explore the properties for mineralization; however, the provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut.

As a result, the Company has decided not to proceed with any exploration work on these properties until changes in mining laws in Chubut Province have been clarified. The Company does not know if, or when, such clarification will occur; therefore, the Company has not budgeted any funds for exploration of these properties for the fiscal 2005 period.

PLAN OF OPERATION

As of May 31, 2005, the Company had working capital of approximately $1,300,000.

Reconnaissance programs designed to identify properties for staking in high potential mineral belts in southern Peru, Nevada and western Canada are ongoing and the projected budgets for these programs may be adjusted up or down dependent on results. Except for the staking of the Roy and Hills claims in Nevada during March 2005, as of the date of this annual report, no additional properties have been acquired by the Company in Peru, Nevada or western Canada. In addition, the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions and has an active property review program. As prospective opportunities are identified from this program, additional funds may be allocated to acquisitions and exploration work based on the recommendations of management and the board of directors.

In January 2005 the Company commenced a Phase II drilling program on the Mogote Property. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project." An initial 2,577 metre reverse-circulation drill program in conjunction with further surface sampling, trenching and mapping was budgeted at $500,000. The Company is reviewing the results of the exploration program and as of the date of this annual report, the Company has not budgeted for any further exploration programs on the Mogote Project during the balance of 2005.

In November 2004 the Company carried out a Phase I surface exploration program on the Esperanza property. The work comprised detailed surface prospecting, sampling and mapping. A Phase II program of geophysics and trenching, in conjunction with ongoing surface work, is planned on the Esperanza gold project in Peru for the first six months of 2005 and is budgeted at $120,000. If the results of this work are positive, a drilling program to test the best targets would be considered; however, as of the date of this annual report, the Company is unable to determine the timing of such a program and, therefore, no funds have been budgeted for such a drilling program.

The Company announced the acquisition by staking of the Roy and Hills properties in the Walker Lane district of Nevada, U.S.A. in February 2005. The Company has now completed a ground magnetics survey and has selected targets for drill testing. A $100,000 program comprising 10 RC drill holes has been budgeted to be carried out in the second half of 2005.

Reconnaissance and evaluation activities aimed at identifying properties to acquire by direct staking or through agreements with third parties are planned to continue through the first half of 2005 in Peru, Nevada and western Canada. In addition the Company will be continually evaluating submittals and other exploration opportunities as they arise. It is the aim of the Company to acquire additional properties over the next year, primarily in Peru, Nevada, or western Canada. The Company has budgeted $500,000 for these activities during fiscal 2005. Management may have to make adjustments to the budget throughout the year, dependant upon exploration results and/or acquisition opportunities.

The table below sets forth the Company's exploration budget for the fiscal 2005 period.

                               -------------------------------------------------
                                                                   PROJECT TOTAL
                               JANUARY -         JUNE -          (JANUARY 2005 -
                                MAY 2005      DECEMBER 2005       DECEMBER 2005)
                               -------------------------------------------------

Mogote                          $580,000         $100,000              $680,000
Esperanza (Peru)                 $70,000         $250,000              $320,000
Nevada Properties                $10,000         $100,000              $110,000
General Evaluations and
   Reconnaissance Expenditures   $30,000         $500,000              $530,000
                               -------------------------------------------------
TOTAL                           $690,000         $950,000            $1,640,000
                               =================================================

The Company owns a 100% interest in 3 cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.

The Company does not believe it has sufficient financial resources to conduct all of the planned exploration of its mineral property interests and to fund its ongoing overhead expenses during the 12 months from January 1, 2005 to December 31, 2005. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

See "Item 6. Directors,  Senior Management and Employees - Employment Agreements
- Grosso Group."

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 9 of the Company's audited financial statements for the years ended December 31, 2004, 2003 and 2002 which are included herein. The noon rate of exchange on May 31, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2512 (US$0.7992 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation. The Company does not engage in hedging activities.

The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture under the symbol "AMS".

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property. The Company has been focusing on conducting an exploration program on the Mogote Property in Argentina. As of the date of this annual report, the Company is reviewing the results of the exploration program on the Mogote Property and has not budgeted any funds for further exploration on the Mogote Property. The Company has a budget of $320,000 for work on the Esperanza property in Peru for fiscal 2005. All of the Company's material mineral property interests are located in Argentina. The Company is currently reviewing other mineral property interest opportunities in South and North America and has budgeted $500,000 for fiscal 2005. During December, 2004, the Company staked the Roy and Hills claim blocks in Nevada. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties."

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2003

The Company reported a net loss of $874,332 in 2004 ($0.07 per share), an increase in loss of $468,576 from the $405,756 loss ($0.08 per share) for the year ended December 31, 2003.

General and administrative costs in 2003 were nominal as the Company had just negotiated a number of mineral property agreements and had not yet commenced significant corporate or exploration activities. In addition, the Company did not commence its efforts to begin its initial public offering until the second quarter of 2003. A total of $405,756 of general and administrative costs were incurred in 2003. The 2004 period represents the first full year since the Company completed its initial public offering and became a publicly-traded company. A total of $874,338 of general and administrative costs were incurred in the year ended December 31, 2004. Significant expenditures were incurred in 2004 in the following categories:

     - Investor relations ($80,503) comprise of a monthly fee of $7,500 paid to Raven Capital for market awareness and investor relations for January to April. The arrangement with Raven Capital was terminated in April. Ridgecrest Capital S.A. was retained to provide consulting services for the Company with European investors and was paid fees of $18,305. The arrangement with Ridgecrest Capital was terminated effective December 31, 2004. Attendance at investment conferences was a cost of $30,100.
     - Management fees ($72,400) represents fees charged by the President of the Company pursuant to an employment agreement.
     - Professional fees ($99,320) include fees (pursuant to a contract for services) and a $25,000 relocation allowance paid to the Company's Vice-President, Exploration.
     -    Legal  fees  ($63,058)  have  increased  due to costs  related  to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
     - Salaries ($65,874) were paid to IMA for the provision of personnel under a cost sharing arrangement. A total of $108,390 was paid to IMA for rent and administrative services.
     - Corporate development ($79,370) is comprised of fees for professional services paid to consultants to assist the Company with its financings.
     - Travel ($47,018) principally related to attendance at conferences and presentations.
     - Advertising ($62,467) included costs to prepare materials for potential and existing shareholders.
     - Stock-based compensation ($131,805) is the estimated fair value of stock options granted to employees, directors and consultants.

During 2004 the Company incurred $707,631 of exploration expenditures on the Mogote Property. In addition, a total of $93,576 of foreign value added taxes were also recorded as part of mineral resource interests and deferred exploration costs. The Company also issued 300,000 common shares to IMA, with a deemed value of $279,000, to earn an additional 24% interest in the Mogote Property, pursuant to the April 8, 2004 agreement between the Company and IMA. On July 7, 2004 IMA's rights and interests under these agreements were assigned to Golden Arrow. In July the Company issued 100,000 shares to Golden Arrow, with a deemed value of $40,000, as required under the agreement.

During 2004, the Company completed a number of private placements of common shares to raise gross proceeds of $2,891,350, of which $658,350 had been received by the Company at December 31, 2003. The Company also received a further $281,040 from the exercises of warrants and an option.

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

During 2003, the Company reported a loss of $405,756, an increase of $379,498, compared to a loss of $26,258 in 2002. General and administrative expenses of $409,248 was reported in 2003, a significant increase of $382,634 from $26,614 in 2002. The Company was inactive from its inception on April 11, 2000 until late in 2002, when it commenced raising equity financing. Activities continued in earnest in 2003 as the Company conducted a number of financings, negotiated mineral property acquisition agreements and successfully completed an initial public offering and listing on the TSX Venture. Accordingly, significant costs were incurred in 2003. The Company incurred accounting, audit, legal and professional fees with respect to the review of property acquisitions, general corporate matters and increased activities. Advertising, office and travel expenses were incurred on the implementation of a market awareness program and investor relations. The Company also incurred management fees of $25,000 for services rendered by the President of the Company. In addition, during 2003 the Company recorded a non-cash charge of $252,000 attributed to the granting of stock options to employees, directors and consultants. The compensation charge is an estimate of the fair value of the stock options based on the Black Schole model using assumptions and estimates.

During 2003, the Company acquired interests in the Mogote and Chubut Properties. As at December 31, 2003, the Company had recorded $197,854 for reimbursement to IMA for past costs incurred, issued 100,000 common shares at a fair value of $45,000, and incurred $39,188 in additional property costs and $164,768 in exploration expenditures during the Phase I drill program on the Mogote Property. No exploration activities had been conducted in 2003 on the Chubut Properties, with the Company issuing 500,000 common shares at a fair value of $225,000 for their acquisition.

During 2003, the Company completed a number of special warrant financings to raise gross proceeds of $363,900. This was followed by the Company's initial public offering to raise $675,000. A further $5,000 was received on the exercise of warrants. During 2002, the Company received $79,999 from its seed capital financing.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

During 2002 the Company reported a loss of $26,258 an increase of $26,142 from the 2001 loss of $116 when the Company was not active. In late 2002 the Company commenced its activities which consisted of preparations for the acquisition of mineral properties and its financings.

LIQUIDITY AND CAPITAL RESOURCES

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. At December 31, 2004, the Company had total assets of $3,654,584 and working capital of $3,604,137. The Company has budgeted $680,000 for the exploration program on the Mogote Property and $320,000 for its program on the Esperanza property in Peru and $500,000 for general exploration for fiscal 2005. The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company intends to seek further financings. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs. The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Subsequent to December 31, 2004 the Company completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500 less $40,310 of related cash issue costs.

RESEARCH AND DEVELOPMENT

See "Item 4. Information on the Company - Business  Overview - Dispositions" and
"Item  4.  Information  on  the  Company  -  Business   Overview  -  Exploration
Expenditures."

TREND INFORMATION

None of the Company's assets are currently in production or generate revenue.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                         PAYMENTS DUE BY PERIOD(2)
                                 -----------------------------------------------
                                             LESS THAN                 MORE THAN
                     TOTAL       1 YEAR      1-3 YEARS    3-5 YEARS     5 YEARS
                    --------     -----------------------------------------------
CONTRACTUAL
   OBLIGATIONS(1)   $128,000     $128,000          -0-          -0-          -0-
                    --------     --------     --------     --------     --------
TOTAL               $128,000     $128,000          -0-          -0-          -0-
                    ========     ========     ========     ========     ========

(1) The payments shown are option payments due under the Company's agreement with Golden Arrow Resources relating to the Mogote Project. The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000. See "Item 4 - Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project."
(2)  As of December 31, 2004.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:


--------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED
                                             DIRECTOR, OCCUPATION DURING         PERIOD OF SERVICES AS A
NAME, POSITION AND COUNTRY OF RESIDENCE      THE PAST FIVE YEARS(1)                 DIRECTOR/OFFICER
---------------------------------------      ------------------------------      -----------------------

NIKOLAOS CACOS                               Corporate Secretary of IMA                Apr.11/2000
President, Chief Executive Officer           Exploration Inc. since July,
and Director                                 1999 and a Director since
(resident of Vancouver, BC, Canada)          June, 2002. Director of Info
Age 38                                       Touch Technologies since
                                             August, 1998. Director of
                                             Gatco Technologies Corp. from
                                             May, 2000 to October, 2002.
                                             Director and Corporate
                                             Secretary of Golden Arrow
                                             Resources Corporation since
                                             2004.
---------------------------------------      ------------------------------      -----------------------



--------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED
                                             DIRECTOR, OCCUPATION DURING         PERIOD OF SERVICES AS A
NAME, POSITION AND COUNTRY OF RESIDENCE      THE PAST FIVE YEARS(1)                 DIRECTOR/OFFICER
---------------------------------------      ------------------------------      -----------------------

JOSEPH GROSSO                                Director, President and CEO of            Feb.20/2004
Chairman and Director                        IMA Exploration Inc. since
(resident of Burnaby, BC, Canada)            February 1990.  President of
Age 67                                       Oxbow International Marketing
                                             Corp., a private BC company.
                                             President, President, CEO and
                                             Chairman of Golden Arrow
                                             Resources Corporation since
                                             2004.
---------------------------------------      ------------------------------      -----------------------

JERRY A. MINNI                               Partner of Minni, Clark &                 Nov.19/2002
Director                                     Company, Certified General
(resident of Vancouver, BC, Canada)          Accountants;  Director and
Age 44                                       officer of several reporting
                                             issuers.
---------------------------------------      ------------------------------      -----------------------

ROBERT COLTURA                               Employment Coordinator,                   Aug.2/2002
Director                                     Destinations, a division of
(resident of Langley, BC, Canada)            Grant Thornton, Chartered
Age 39                                       Accountants, since April, 1996.
                                             Food and Beverage Director,
                                             Executive Inn Hotels from March,
                                             1993 to February, 1998.
---------------------------------------      ------------------------------      -----------------------

LINDSAY BOTTOMER                             Registered as a Professional              Feb.11/2004
Director                                     Geoscientist in British
(resident of Vancouver, BC, Canada)          Columbia.  President of
Age 55                                       Southern Rio Resources, and is
                                             a Director of several other
                                             publicly listed companies
                                             including Pacific North West
                                             Capital and Entree Gold. Past
                                             President of the BC & Yukon
                                             Chamber of Mines.
---------------------------------------      ------------------------------      -----------------------

ART LANG                                     Chief Financial Officer.                  March/2005
Officer                                      Director of IMA Exploration
(resident of Vancouver, BC, Canada)          Inc. since April 2004 and a
Age 61                                       Director and Officer of Golden
                                             Arrow Resources Corporation
                                             since June 2004.   Consultant
                                             providing financial management
                                             services to various clients
                                             from 1999 to April 2004
                                             through Arthur G Lang Inc., a
                                             private British Columbia
                                             company.
---------------------------------------      ------------------------------      -----------------------


--------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED
                                             DIRECTOR, OCCUPATION DURING         PERIOD OF SERVICES AS A
NAME, POSITION AND COUNTRY OF RESIDENCE      THE PAST FIVE YEARS(1)                 DIRECTOR/OFFICER
---------------------------------------      ------------------------------      -----------------------

MAR BERGSTROM                                Corporate Secretary.                      March/2005
Officer                                      President of LGM - Lions Gate
(resident of Vancouver, BC, Canada)          Management Ltd. providing
Age 54                                       corporate and securities
                                             consulting services to various
                                             clients since 1997.
---------------------------------------      ------------------------------      -----------------------

DAVID TERRY                                  Director of IMA May 2004 to               March/2004
Officer                                      present.  Vice President for
(resident of Maple Ridge, BC, Canada)        the IMA since June 2004 to
Age 40                                       present.  Director and Officer
                                             for Golden  Arrow from July 2004.
                                             Regional geologist with the
                                             British Columbia Ministry of
                                             Energy and Mines in Cranbrook,
                                             British Columbia from May 2001
                                             to March 2004. Project Geologist
                                             with Boldien Limited prior
                                             to May 2001.
---------------------------------------      ------------------------------      -----------------------


There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

CONFLICTS OF INTEREST

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company's directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest.

See "Item 3.  Key Information - Risk Factors."

The following table identifies, as of May 31, 2005, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:


-----------------------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR    NAME OF COMPANY                 DESCRIPTION OF BUSINESS     POSITION                 TERM OF SERVICE
-----------------------------------------------------------------------------------------------------------------------------------

Nikolaos Cacos      IMA Exploration Inc.            Mineral Exploration         Corporate Secretary      July 1993 to present

                    Golden Arrow Resources Corp.    Mineral Exploration         Director                 July 2004 to present
                                                                                Corporate Secretary      July 2004 to present
-----------------------------------------------------------------------------------------------------------------------------------
Joseph Grosso       IMA Exploration Inc.            Mineral Exploration         Director                 February 1990 to present
                                                                                President & CEO          February 1990 to present

                    Golden Arrow Resources Corp.    Mineral Exploration         Director, Chairman       May 2004 to present
                                                                                President & CEO          May 2004 to present
-----------------------------------------------------------------------------------------------------------------------------------
Jerry Minni         Raytec Development Corp.        Food Equipment              Director                 February 1992 to present
                                                        Manufacturer            President                February 1992 to present

                    Triex Mineral Corp.             Mineral Exploration         Director                 June 1994 to December 2004

                    Global Sortweb.com Inc.         Software Development        Director                 July 1998 to present
                                                                                CFO                      July 1998 to present

                    Avantec Technologies Inc.       Chemical Equipment          Director                 June 1999 to present
-----------------------------------------------------------------------------------------------------------------------------------
Lindsay Bottomer    Southern Rio Resources Ltd.     Mineral Exploration         Director                 July 2001 to present
                                                                                President & CEO          July 2001 to present

                    Entree Gold Inc.                Mineral Exploration         Director                 June 2002 to present

                    Strategem Capital Corp.         Venture Capital             Director                 June 2003 to present

                    Altima Resources Ltd.           Mineral Exploration         Director                 November 2003 to present

                    Pacific North West
                        Capital Corp.               Mineral Exploration         Director                 May 1998 to present
-----------------------------------------------------------------------------------------------------------------------------------
David Terry         Golden Arrow Resources Corp.    Mineral Exploration         Director                 July 2004 to present
                                                                                Vice-Pres, Exploration   July 2004 to present

                    IMA Exploration Inc.            Mineral Exploration         Director                 May 2004 to present
                                                                                Vice-Pres, Exploration   June 2004 to present
-----------------------------------------------------------------------------------------------------------------------------------
Robert Coltura      Grant Thornton                  Chartered Accountants       Employment Director      April 1996 to present


                    Matalia Investments Ltd.        Hospitality and Tourism     President                October 1993 to present
                                                        Consulting
-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR    NAME OF COMPANY                 DESCRIPTION OF BUSINESS     POSITION                 TERM OF SERVICE
-----------------------------------------------------------------------------------------------------------------------------------

Arthur Lang         IMA Exploration Inc.            Mineral Exploration         Director                 April 2004 to present
                                                                                Chief Financial Officer  April 2004 to present
                                                                                Vice-President           April 2004 to present

                    Golden Arrow Resources Corp.    Mineral Exploration         Director                 June 2004 to present
                                                                                Chief Financial Officer  July 2004 to present
                                                                                Vice-President           July 2004 to present

                    Arthur G Lang Inc.              Financial and Management    Director                 1999 to present
                                                        Consulting Services     President                1999 to present
-----------------------------------------------------------------------------------------------------------------------------------
Mar Bergstrom       LGM-Lions Gate Management       Regulatory Consulting       President                1997 to present
                                                        Services
-----------------------------------------------------------------------------------------------------------------------------------


Each director's and officer's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

The Company is an exploration stage junior exploration company. As such, management does not believe the Company requires full-time employees. The Company's needs will be dependent upon its level of exploration programs and financial condition. The officers and directors of the Company will devote as much time as is needed. .See "Item 6. Directors, Senior Management and Employees
- Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

During the year ended December 31, 2004, the Company was charged  $108,390 (2003
- $35,110; 2002 - $6,000) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil; 2002 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 has been reimbursed by IMA as an allocation of the professional services.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2004, the Company paid $72,400 (2003-$25,000; 2002 - $nil) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

The Company does not have any retirement plans or benefits.

EXECUTIVE COMPENSATION

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2004, which has been released by the Company in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia).

SUMMARY COMPENSATION TABLE

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2004, the Company had one Named Executive Officer, Mr. Nikolaos Cacos.

The following table (presented in accordance with the Regulations) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2004, 2003 and 2002 (to the extent required by the Regulations) in respect of the Named Executive Officer:


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION      YEAR      SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
------------------      ----      ------------------------------    ----------------------------    -------    ---------
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

Nikolaos Cacos          2004      72,400       Nil         Nil         50,000            Nil          Nil          Nil
President and CEO       2003      25,000       Nil         Nil        125,000            Nil          Nil          Nil
                        2002         Nil       Nil         Nil            Nil            Nil          Nil          Nil


NOTE:

(1) Figures represent options granted during a particular year; see "Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values" table below for the aggregate number of options outstanding at year end.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the Named Executive Officer of the
Company:



                                                 % OF TOTAL                           MARKET VALUE OF
                               SECURITIES      OPTIONS GRANTED     EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS      IN FINANCIAL      BASE PRICE(2)  OPTIONS ON DATE OF GRANT   EXPIRATION
 NAME                         GRANTED (#)          YEAR(1)        ($/SECURITY)         ($/SECURITY)            DATE

Nikolaos Cacos                  50,000               11%               0.90               $50,000            Apr 2/09
                                ======               ==                ====               =======

NOTES:
(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the Named Executive Officer, and the financial year end value of unexercised options on an aggregated basis:


                                                                       UNEXERCISED              VALUE OF UNEXERCISED
                               SECURITIES                              OPTIONS  AT             IN THE MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END(3)        FINANCIAL YEAR -END(3)(4)
NAME                            EXERCISE(1)      REALIZED(2)     EXERCISABLE/UNEXERCISABLE    EXERCISABLE / UNEXERCISABLE
                                   (#)              ($)                    (#)                           ($)

Nikoloas Cacos                     Nil                Nil              175,000/ N/A                   $10,000 / N/A
                                   ===                ===              ============                   =============

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2004 of $ per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than the management agreement with Mr. Cacos, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officer during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

PENSION PLAN

The Company does not provide retirement benefits for directors or executive officers.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the directors who are not the Named Executive Officer of the Company:



                                                                                     MARKET VALUE OF
                             SECURITIES       % OF TOTAL                          SECURITIES UNDERLYING
                           UNDER OPTIONS     OPTIONS GRANTED     EXERCISE OR       OPTIONS ON DATE OF
                              GRANTED        IN FINANCIAL         BASE PRICE             GRANT
NAME                           (#)              YEAR(1)         ($/SECURITY)(2)       ($/SECURITY)       EXPIRATION DATE

Directors as a group who      125,000           27.50%            0.90                   $1.00               April 2/09
are not Named Executive       =======           =====             ====                   =====
Officers


NOTES:
(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


                                                                  UNEXERCISED OPTIONS AT   VALUE OF UNEXERCISED IN
                                                                  FINANCIAL YEAR END(3)      THE MONEY OPTIONS AT
                             SECURITIES                                    (#)                FINANCIAL YEAR END
                             ACQUIRED ON      AGGREGATE VALUE                                     ($)(3)(4)
                             EXERCISE(1)        REALIZED(2)            EXERCISABLE/              EXERCISABLE/
         NAME                    (#)                ($)               UNEXERCISABLE             UNEXERCISABLE

Directors as a group             Nil                Nil               125,000 / N/A                $0 / N/A
who are not Named                ===                ===               =============                ========
Executive Officers

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $0.91 per share, less the exercise price of in-the-money stock options.

EMPLOYMENT AGREEMENTS

Effective January 2, 2004, the Company entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Company. Under the agreement, the Company paid Mr. Cacos $5,300 for January 2004, $5,850 for February 2004 and $6,125per month thereafter. . The compensation amounts will be adjusted annually. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Company, a termination payment would include an undetermined bonus (subject to board approval) plus eighteen months of compensation. This provision could provide the board of directors with a method of making a hostile takeover of the Company undesirable. As of the date of this annual report, the criteria for such a bonus have not been determined. Any decision by the board of directors to grant Mr. Cacos a bonus upon termination is subject to the board of directors' fiduciary duties to the Company.

The Company and David Terry entered into a consulting agreement dated February 16, 2004, pursuant to which Mr. Terry was paid a monthly salary of $7,500. In addition, the agreement states that Mr. Terry is to be granted stock options from the Company and IMA. The Company is obligated to issue Mr. Terry options for 50,000 shares of common stock vesting August 16, 2004 (issued) and options for 50,000 (10,000 of which had been issued as of January 31, 2005) shares of common stock vesting February 16, 2005. Mr. Terry also receives a $500 per month automobile and parking allowance from the Company and the Company gave Mr. Terry a relocation allowance of $25,000. The agreement is effective from March 16, 2004 to March 16, 2006. Prior to the effective date of the agreement, Mr. Terry billed the Company $405.00 per day for services. In the event the agreement is terminated the Company must pay Mr. Terry $7,500 (plus GST) in lieu of one month's notice.

By an agreement dated June 29, 2004, effective June 1, 2004, the Company agreed to increase Mr. Terry's monthly salary to $9,500 per month. In addition, it was agreed that IMA would issue Mr. Terry options for 200,000 shares of common stock over a period of 12 months, and options in other companies under the common administration of the Grosso Group would be granted at the discretion of Joseph Grosso, the applicable president or compensation committee.

Mr. Terry, in connection with his consulting agreement with the Company, also provides services to IMA and Golden Arrow. As such, IMA and Golden Arrow have agreed to reimburse the Company for a portion of Mr. Terry's fees. During the year ending December 31, 2004, IMA reimbursed the Company for half of Mr. Terry's compensation ($42,000) in connection with Mr. Terry's services. During 2004 Mr. Terry's fees were shared equally between IMA and the Company. Golden Arrow did not participate in this cost sharing arrangement in 2004 as Mr. Terry's time involvement on Golden Arrow matters was minimal.

In connection with the Company's agreement with the Grosso Group (discussed below), the Company and Mr. Terry have terminated Mr. Terry's consulting agreement, effective January 1, 2005. Mr. Terry has entered into a consulting agreement with the Grosso Group, effective January 1, 2005, upon substantially similar terms as his consulting agreement with the Company. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group."

Arthur Lang's services to the Company are provided as part of the Company's agreement with the Grosso Group. Mr. Lang has entered into an agreement with the Grosso Group. Prior to January 1, 2005, Mr. Lang's services to the Company were provided as part of the Company's agreement with IMA. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Mar Bergstrom's services to the Company are provided as part of the Company's agreement with the Grosso Group. Lions Gate, Ms. Bergstrom's company, has entered into a consulting agreement with the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Other than the Company's agreement with Mr. Cacos, there are no other agreements with any of the Company's officers or directors which provide for benefits upon termination of employment.

MANAGEMENT CONTRACTS

GROSSO GROUP MANAGEMENT LTD.

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The formal agreement was approved by the TSX Venture Exchange May 19, 2005.

The Grosso Group is a private company which is owned by the Company, Golden Arrow , IMA and Gold Point, each of which own one share. Pursuant to the terms of the Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company will include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will provide each shareholder company with:

          1.   the use of the Grosso Group's offices;
          2.   receptionist personnel;
          3.   office equipment; and
          4. services of administration, accounting, purchasing, secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $20,000 (which as of the date of this report is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

Upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. The directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Mr.. Grosso is an officer and director of the Company, a director and officer of Golder Arrow and a director and officer of IMA. Mr. Lang is an officer of Amera, a director and officer of IMA and a director and officer of Golden Arrow. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow and a director and officer of Amera. Nick DeMare is an officer and director of Gold Point Exploration Ltd. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

The Board of Directors of the Company has approved the formal agreement.

See also "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Messrs. Minni, Coltura, and Bottomer.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

REMUNERATION COMMITTEE

The Company does not have a separate remuneration committee. The full Board reviews the terms and conditions of employment, management agreements and remuneration levels for officers and directors.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2005.

--------------------------------------------------------------------------------
                                        SHARES AND RIGHTS
                                           BENEFICIALLY                PERCENT
TITLE OF CLASS     NAME OF OWNER       OWNED OR CONTROLLED(1)        OF CLASS(1)
--------------------------------------------------------------------------------

Common Stock       Nikolaos Cacos          1,243,532(2)                  7.73%
--------------------------------------------------------------------------------
Common Stock       Joseph Grosso           1,656,991(3)                 10.30%
--------------------------------------------------------------------------------
Common Stock       Robert Coltura            194,832(4)                  1.21%
--------------------------------------------------------------------------------
Common Stock       Jerry Minni               163,549(5)                  1.02%
--------------------------------------------------------------------------------
Common Stock       Lindsay Bottomer           57,500(6)                  0.36%
--------------------------------------------------------------------------------
Common Stock       David A. Terry            100,000(7)                  0.62%
--------------------------------------------------------------------------------
Common Stock       Arthur Lang                     -                         -
--------------------------------------------------------------------------------
Common Stock       Mar Bergstrom            100,000(8)                   0.62%
--------------------------------------------------------------------------------

NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,089,844 shares of common stock outstanding as of May 31, 2005.
(2) Includes the following shares, options and warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
          a.   768,032 shares held by Mr. Cacos;
          b.   67,000 shares held by Mrs. Cacos;
          c.   Options held by Mr. Cacos to acquire 175,000 shares;
          d.   Options held by Mrs. Cacos to acquire 24,500 shares;
          e. Warrants held by Mr. Cacos to acquire 199,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants held by Mr. Cacos' RRSP account to acquire 10,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
          a.   957,180 shares held by Mr. Grosso;
          b.   459,811 shares held by Mrs. Grosso;
          c.   Options held by Mr. Grosso to acquire 185,000 shares;
          d.   Options held by Mrs.  Grosso to acquire 55,000 shares;  See "Item
               6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(4) Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura's wife):
          a.   126,332 shares held by Mr. Coltura
          b.   7,500 shares held by Mrs. Coltura
          c.   Options held by Mr. Coltura to acquire 50,000 shares;
          d. Warrants held by Mr. Coltura to acquire 6,000 shares at a price of $1.00 per share exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants to acquire 5,000 shares at a price of $0.60 per share exercisable until March 18, 2006. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(5) Includes 113,549 shares held by Mr. Minni and options held by Mr. Minni to acquire an additional 50,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6) Includes 10,000 shares held by Mr. Bottomer and options held by Mr. Bottomer to acquire 40,000 shares and warrants to acquire 5,000 shares at a price of $1.00 per share exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants to acquire 2,500 shares at a price of $0.60 per share exercisable until March 18, 2006. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(7) Includes options held by Mr. Terry to acquire 100,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(8)  Includes options held by Ms. Bergstrom to acquire 100,000 shares. See "Item
     6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of May 31, 2005, the Company had entered into property acquisition or option agreements pursuant to which up to 1,935,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment
- Principal Properties - Mogote Project" and "Item 4. Information on the Company
- Property, Plant and Equipment - Other Properties - Esperanza Project."

Additionally, as of May 31, 2005, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 5,490,531 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

STOCK OPTIONS

The TSX Venture requires all TSX Venture listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 30, 2004, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). The Stock Option Plan replaces the Company's 2003 stock option plan. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

ADMINISTRATION OF THE STOCK OPTION PLAN

The Stock Option Plan provides that it will be administered by the Company's board of directors (the "Board"), or by a stock option committee (the "Committee") of the Company's Board consisting of not less than 2 of its members. The Stock Option Plan is currently administered by the Board.

DESCRIPTION OF STOCK OPTION PLAN

The effective date (the "Effective Date") of the Stock Option Plan is April 13, 2004, the date the Board of Directors approved the Stock Option Plan, and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's common shares at the time the option is granted. "Market Value" means:

(a) for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;
(b) if the Company's common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;
(c) if the Company's common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and
(d) if the Company's common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company's common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company's shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a "Tier 2" company listed on the TSX Venture, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

The TSX Venture requires all TSX Venture listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of May 31, 2005, an aggregate of 1,604,500 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

--------------------------------------------------------------------------------
                            NATURE          NO. OF     EXERCISE    EXPIRY
OPTIONEE                    OF OPTION(1)   OPTIONS   PRICE/SHARE   DATE
                                                          $
--------------------------------------------------------------------------------

Gerry Carlson               Consultant      25,000       0.60      Dec 12, 2008
Nick DeMare                 Consultant      50,000       0.60      Dec 12, 2008
Nikolaos Cacos              Director       125,000       0.60      Dec 12, 2008
Sean Hurd                   Consultant     100,000       0.60      Dec 12, 2008
Steve Phillips              Consultant      75,000       0.60      Dec 12, 2008
Juan Carlos Berretta        Consultant      25,000       0.60      Dec 12, 2008
William Lee                 Consultant      25,000       0.60      Dec 12, 2008
Joseph Grosso               Director       100,000       0.60      Dec 12, 2008
Carlo Timossi               Consultant      50,000       0.60      Dec 12, 2008
Evelyn Grosso               Consultant      55,000       0.60      Dec 12, 2008
Robert Coltura              Director        50,000       0.60      Dec 12, 2008
Jerry Minni                 Director        50,000       0.60      Dec 12, 2008
Louis P. Salley             Consultant      25,000       0.60      Dec 12, 2008
Robert Weicker              Consultant      25,000       0.60      Dec 12, 2008
Carlos D'Amico              Employee       100,000       0.60      Dec 12, 2008
Judy Wong                   Consultant      20,000       0.60      Dec 12, 2008
David Terry                 Officer         60,000       0.90      Apr 2, 2009
Lindsay Bottomer            Director        40,000       0.90      Apr 2, 2009
Gerry Carlson               Consultant      25,000       0.90      Apr 2, 2009
Diane Reeves                Consultant      25,000       0.90      Apr 2, 2009
Tookie Angus                Consultant      45,000       0.90      Apr 2, 2009
Sean Hurd                   Consultant      50,000       0.90      Apr 2, 2009
Nikolaos Cacos              Consultant      50,000       0.90      Apr 2, 2009
Aspasia Cacos               Consultant      24,500       0.90      Apr 2, 2009
Joseph Grosso               Director        85,000       0.90      Apr 2, 2009
Steve Phillips              Consultnat      25,000       0.90      Apr 2, 2009
Nick DeMare                 Consultant      25,000       0.90      Apr 2, 2009
David Terry                 Officer         40,000       0.75      Mar 21, 2010
Mar Bergstrom               Officer        100,000       0.75      Mar 21, 2010
Lee Shane                   Consultant      10,000       0.75      Mar 21, 2010
Campbell Smyth              Consultant      75,000       0.75      Mar 21, 2010
Claudia Sandoval            Consultant      25,000       0.75      Mar 21, 2010
                                         ---------
TOTAL:                                   1,604,500
                                         =========

(1) Pursuant to the rules of the TSX Venture, the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

As of May 31, 2005, the directors and officers of the Company, as a group (7 persons), held options to purchase 779,500 shares of the Company's common stock, including options held by their spouses.

WARRANTS

As of May 31, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 3,886,031 common shares, which expire at various times until March 31, 2006 and may be exercised at various prices ranging from $0.60 per share to $1.20 per share, as follows:

--------------------------------------------------------------------------------
  COMMON SHARES ISSUABLE            EXERCISE
 ON EXERCISE OF WARRANTS          PRICE/SHARE           EXPIRY
                                       $
--------------------------------------------------------------------------------
           18,000                     0.90              Mar 24, 2006
        1,500,000                     1.00(1)           Mar 24, 2005(1)
          150,000                     0.90              Mar 31, 2006
        1,305,300                     1.00(2)           Mar 31, 2005(2)
          912,731                     0.60              Mar 18, 2006
--------------------------------------------------------------------------------
(1) Exercisable at $1.00 per share until March 24, 2005 and at $1.20 per share until March 24, 2006.
(2) Exercisable at $1.00 per share until March 31, 2005 and at $1.20 per share until March 31, 2006.

As of May 31, 2005, the directors and officers of the Company, as a group (7 persons), held warrants to purchase 227,500 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

EMPLOYEES  REVIEW

As of the date of this annual report the Company has no employees other than the Company's officers. The Company's officers serve on a part-time basis and, given the current level of the Company's activities, management does not believe the Company requires full-time employees. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." During the fiscal year ended December 31, 2004, the Company had five part-time employees, Nikolaos Cacos, Joseph Grosso, Jerry Minni, David Terry, and Arthur Lang. During the fiscal year ended December 31, 2003, the Company had two part-time employees, Nikolaos Cacos and Jerry Minni. During the fiscal year ended December 31, 2003, the Company also utilized the services of two geologists. During the fiscal years ended December 31, 2002 and 2001, the Company had one part-time employee, Nikolaos Cacos. The Company's needs will be dependent upon its level of exploration programs and financial condition.

The Company entered into a management agreement with the Grosso Group, effective January 1, 2005, pursuant to which employees of the Grosso Group provide services to the Company. See "Item 6. Directors, Senior Management and Employees
- Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own five percent (5%) or more of the Company's outstanding shares, as of May 31, 2005.

--------------------------------------------------------------------------------
                                              SHARES AND RIGHTS
TITLE OF CLASS         NAME AND ADDRESS      BENEFICIALLY OWNED       PERCENT OF
                          OF OWNER            OR CONTROLLED(1)          CLASS(1)
--------------------------------------------------------------------------------

Common Stock           Nikolaos Cacos            1,243,532(2)             7.73%

Common Stock           Joseph Grosso             1,656,991(3)            10.30%

--------------------------------------------------------------------------------

NOTES:

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,089,844 shares of common stock outstanding as of March 31, 2005.
(2) Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):

          a.   768,032 shares held by Mr. Cacos;
          b.   67,000 shares held by Mrs. Cacos;
          c.   Options held by Mr. Cacos to acquire 175,000 shares;
          d.   Options held by Mrs. Cacos to acquire 24,500 shares;
          e. Warrants held by Mr. Cacos to acquire 199,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants held by Mr. Cacos RRSP account to acquire 10,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006.

     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(3) Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):

          a.   957,180 shares held by Mr. Grosso;
          b.   459,811 shares held by Mrs. Grosso;
          c.   Options held by Mr. Grosso to acquire 185,000 shares;
          d.   Options held by Mrs. Grosso to acquire 55,000 shares;

     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."


None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso. Mr. Grosso transferred the single outstanding share to Mr. Cacos on April 11, 2000. Subsequently, Messrs. Cacos and Grosso have acquired additional shares of the Company's common stock in private placements, the initial public offering and purchases through the TSX Venture.

ESCROW SHARES

Under the applicable policies and notices of the Canadian Securities Administrators securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals, including common shares, special warrants and common shares issued on the exercise of previously issued special warrants, (except for 10% of each Principal's holdings of common shares) are subject to the escrow requirements.

Principals include all persons or companies that (on the completion of the Company's initial public offering in December 1, 2003 (the "Offering")), were included in one of the following categories:

         (i) directors and senior officers of the Company or of a material operating subsidiary of the Company, as listed in the Company's prospectus for the Offering;
         (ii) promoters of the Company during the two years preceding the Offering;
         (iii) those who owned and/or controlled more than 10% of the Company's voting securities immediately after completion of the Offering if they also appointed or had the right to appoint a director or senior officer of the Company or of a material operating subsidiary of the Company;

         (iv) those who owned and/or controlled more than 20% of the Company's voting securities immediately after completion of the Offering; and
         (v)      associates and affiliates of any of the above.

The Principals of the Company were all of the directors and senior officers of the Company after the Offering, which were Messrs. Cacos, Minni and Coltura (and included Mr. Cacos' wife). Pursuant to an agreement (the "Escrow Agreement") dated as of April 30, 2003 among the Company, Computershare Trust Company of Canada (the "Escrow Agent") and the Principals of the Company, the Principals agreed to deposit in escrow their common shares (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal blocks at 6 month intervals over the 36 months following the issue of the final receipt for the prospectus in the Offering (November 3, 2003).

The Company is an "emerging issuer" as defined in the applicable policies and notices of the Canadian Securities Administrators and if the Company achieves "established issuer" status during the term of the Escrow Agreement, it will "graduate" resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Company had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within the escrow are:

         (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Company's board of directors;
         (ii) transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;
         (iii)    transfers upon bankruptcy to the trustee in bankruptcy; and
         (iv) pledges to a financial institution as collateral for a BONA FIDE loan, provided that upon a realization the securities remain subject to escrow. Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor corporation's escrow classification.

The following table sets forth details of the issued and outstanding common shares that are subject to the Escrow Agreement which reflects the release of June 2, 2005:
         -------------------------------------------------------
                                      NO. OF             % OF
                                     ESCROWED        OUTSTANDING
         NAME                         SHARES           SHARES(2)
         -------------------------------------------------------

         Nikolaos Cacos(1)           388,089             2.41%
         Robert Coltura(1)            55,948             0.35%
         Jerry A. Minni(1)            58,746             0.36%
         Bruno Faccin                169,173             1.05%
         Susana Sueldo                20,697             0.13%
         Sean Hurd                    50,175             0.31%
         Alfie Colucci               169,174             1.05%
         Angelo Colucci              169,174             1.05%
         Evelyn Grosso               169,173             1.05%
         Joseph J. Grosso            169,173             1.05%
         Orianna Maiorano            169,173             1.05%
         Vince Maiorano              169,173             1.05%
         Marianna de Simone          169,173             1.05%
         Aspasia Michoulas(1)         30,150             0.19%
                                   ---------            -----
         TOTAL                     1,957,191            12.16%
                                   =========            =====

(1) Includes 261,991 Special Warrants convertible into common shares upon the Company obtaining regulatory approval of the prospectus for the Offering from the Securities Commissions.
(2) Based upon 16,089,844 shares of common stock outstanding as of May 31, 2005.

The remaining shares in escrow will be released every six months in December and June until all shares have been released from the escrow as follows: December 5, 2005, 652,398 common shares; June 2, 2006, 652,397 common shares and December 2, 2006, 652,396 common shares.

UNITED STATES SHAREHOLDERS

As of May 31, 2005, there were 3 registered holders of the Company's common shares in the United States, with combined holdings of 8,000 shares, representing 0.05% of the issued shares of the Company on May 31, 2005. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2004 through May 31, 2005 the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.       (i)      On April 8, 2004, the Company, IMA and IMASA entered into a further  agreement on the Mogote  Property.  On April 8, 2004,
                  Messrs.  Cacos and Grosso,  were  officers,  directors  and/or
                  principal   shareholders  of  the  Company  and  officers  and
                  directors of IMA. As of April 8, 2004, Mr. Lang was a consultant to the Company and was an officer and director of IMA. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (issued), with a deemed value of $279,000 and expending an additional US$3 million on exploration expenditures, as follows:

                           EXPLORATION
                           EXPENDITURES           DATE
                               US$

                             1,000,000            May 30, 2005
                             1,000,000            May 30, 2006
                             1,000,000            May 30, 2007
                            ----------
                             3,000,000
                            ==========

                  As a result of the April 8, 2004 agreement, the aggregate expenditures which must be incurred by the Company on the Mogote Property, in order to earn the initial 51% interest and the additional 24% interest, are as follows:

                          DATE FOR
                          COMPLETION         EXPENDITURES          CUMULATIVE

                          July 1, 2004       US $   250,000      US $   250,000
                          May 30, 2005       US $ 1,000,000      US $ 1,250,000
                          July 1, 2005       US $   300,000      US $ 1,550,000
                          May 30, 2006       US $ 1,000,000      US $ 2,550,000
                          July 1, 2006       US $   300,000      US $ 2,850,000
                          May 30, 2007       US $ 1,000,000      US $ 3,850,000
                          July 1, 2007       US $   400,000      US $ 4,250,000
                                             --------------
                          Total              US $ 4,250,000
                                             ==============

                  Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under these agreements were transferred to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. Mr. Lang was a consultant to the Company as of June 28, 2004, and an officer and director of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow. Mr. Lang, an officer of the Company, became and officer and director of Golden Arrow during July 2004.

                  See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties
                  - Mogote Project."

                  Pursuant to the terms of the agreement, during the fiscal year ended December 31, 2003, the Company reimbursed IMA and IMASA $192,952, of which $4,902 remained outstanding and was included in amounts payable, and issued 100,000 shares to IMA with at a deemed value of $45,000. As of June 30, 2004, the remaining $4,902 had been paid.

                  In July 2004 the Company issued 100,000 shares to Golden Arrow with a deemed value of $40,000 (at which time, Messrs. Cacos and Grosso, officers, directors and principal shareholders of the Company, and Mr. Terry, an officer of the Company, were officers and/or directors of IMA and/or Golden Arrow). Mr. Lang, was a consultant to the Company and was an officer and director of IMA and Golden Arrow at the time.

         ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares (issued in November 2003) for a fair value of $225,000. (At the time this agreement was negotiated the 500,000 shares had a deemed value of $22,000 which was IMA's recorded cost for the properties.) In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA and IMASA (now Golden Arrow and IMAUSA) a bonus of US$250,000 and a 3% net smelter returns royalty. Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. As of June 28, 2004, Mr. Lang was a consultant to the Company and an officer and director of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow. Mr. Lang, an officer of the Company, also became an officer and director of Golden Arrow in July 2004.

                  See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project."

2. Through December 31, 2004, the Company shared office facilities, capital assets and personnel with IMA. Pursuant to a letter agreement dated October 1, 2002, the Company agreed to pay IMA $2,000 per month for expenses ($1,500 for use of office, boardroom, reception services and other common areas and $500 for secretarial and bookkeeping services), which amount was later increased to $2,500 per month. At the time of the letter agreement, Nikolaos Cacos was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso was a principal shareholder of the Company and an officer and director of IMA. Nikolaos Cacos, Joseph Grosso, and David Terry, officers, directors and/or principal shareholders of the Company, are officers and/or directors of IMA. Arthur Lang, an officer of the Company, is also an officer and director of IMA, and his services to the Company, through December 31, 2004, were provided as a part of the Company's agreement with IMA. During the fiscal year ended December 31, 2003, the Company paid $35,110 (2002 - $6,000; 2001 -
         $nil) to IMA. As at December 31, 2003, $16,168 remained unpaid and was included in accounts payable and accrued liabilities. See Item 6. "Directors, Senior Management and Employees - Management Contracts" for update effective January 1, 2005.

3. Effective January 2, 2004, the Company entered into an agreement with Mr. Cacos, the President, a principal shareholder and a director of the Company, for his services. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." Under the contract Mr. Cacos is currently paid $6,125 per month. During the fiscal year ending December 31, 2004, the Company paid $72,400 to Mr. Cacos. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

4. The following table provides a listing of the offerings and private placements conducted by the Company, during the period from January 1, 2004 through May 31, 2005, along with the names of the officers, directors and/or principal shareholders which purchased securities in these offerings and private placements and the use of proceeds:

                                                                                               PURCHASE   MARKET
                                                                               PARTICIPATION     PRICE    PRICE(1)
         PLACEE                                                                 BY INSIDERS        $         $
         ---------------------------------------------------------------------------------------------------------

         PERIOD FROM JANUARY 1, 2004 THROUGH MAY 31, 2005

         Exercise of Greenshoe Option - 225,000 units.                                            0.45       N/A

         The agent exercised the greenshoe option in January 2004. The option entitled the agent to purchase 225,000 units at $0.45 less an 8% commission.

              Gross Proceeds:    $ 101,250
              Commissions and
                  Finders' Fees: $ 8,100
              Offering Costs:    $ None
              Net Proceeds:      $ 93,150
              Use of Proceeds:   Working Capital

         No participation by officers, directors or principal shareholders             None
         -----------------------------------------------------------------       ==========


                                                                                               PURCHASE   MARKET
                                                                               PARTICIPATION     PRICE    PRICE(1)
         PLACEE                                                                 BY INSIDERS        $         $
         ---------------------------------------------------------------------------------------------------------

         Private Placement - 1,257,000 units.                                                     0.55      0.68

         Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003,
         $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received.

              Gross Proceeds:    $ 691,350.00
              Commissions and
                  Finders' Fees: $ none
              Offering Costs:    $ 3,956.75
              Net Proceeds:      $ 687,393.25
              Use of Proceeds:   Mineral Exploration, administration
                                 costs and working capital

         No participation by officers, directors or principal shareholders             None
         -----------------------------------------------------------------       ==========

         Private Placement - 2,750,000 units.                                                     0.80      0.98

         Each unit comprised one common share and one non-transferable share purchase warrant. On the non-brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 24, 2005 and at $1.20 per share on or before March 24, 2006. On the brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 31, 2005 and at $1.20 per share on or before March 31, 2006.

              Gross Proceeds:    $ 2,200,000.00
              Commissions and
                  Finder's Fees: $ 96,560 in cash. The Company also issued
                                 55,300 units on the same terms and basis
                                 as the private placement, and issued
                                 168,000 warrants. Each warrant entitles
                                 the holder to purchase one common share
                                 of the Company at $0.90 per share on or
                                 before March 31, 2006
              Offering Costs:    $ 57,401.19
              Net Proceeds:      $ 2,001,798.81
              Use of  Proceeds:  Mineral Exploration, administration
                                 costs, offering costs and working capital

                  Nikolaos Cacos (2)                                                208,000
                  Robert Coltura                                                      6,000
                  Lindsay Bottomer                                                    5,000
                                                                                 ----------
                  Total                                                             219,000
         -----------------------------------------------------------------       ==========

         Private Placement - 1,650,000 units.                                                    $0.55     $0.58

         Each unit comprised one common share and one/half non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share in the capital of the Company for one year at a purchase price of $0.60 per share on or before March 18, 2006.

              Gross Proceeds:    $ 907,500.00
              Commissions and
                  Finder's Fees: $ 35,510.00 in cash plus $5,300.00 in
                                 administration fees and expenses. The
                                 Company issued 14,962 units, on the
                                 same terms and basis as the private
                                 placement, and issued 66,750 warrants
                                 on the same terms. The Company also
                                 issued 27,000 common shares and 13,500
                                 warrants representing the corporate
                                 finance fee on the brokered portion.
                                 All of the warrants are exercisable for
                                 one year at a purchase price of $0.60
                                 per share on or before March 18, 2006.
              Offering Costs:    $ None
              Net Proceeds:      $ 845,549.10
              Use of  Proceeds:  Mineral Exploration, administration costs, offering costs and working capital

                  Lindsay Bottomer                                                    5,000
                  Robert Coltura                                                     10,000
                  Evelyn Grosso (wife of Joseph Grosso)                             100,000
                                                                                 ----------
                  Total                                                             115,000
         -----------------------------------------------------------------       ==========


         (1) Quoted closing price on date of announcement of private placement or offering.
         (2)  Includes 10,000 units purchased by Nikolaos Cacos (RRSP Account).
         (3) A greenshoe option is an underwriting agreement provision of an IPO (Initial Public Offering) that allows syndicate members to buy additional shares at the original price if the demand is high. The name comes from the fact that the "Green Shoe Company" was the first to issue this type of option.

5. The Company entered into a consulting agreement with David Terry dated February 16, 2004, as amended June 29, 2004. See "Item 6. Directors,
         Senior Management and Employees - Employment Agreements." During the year ended December 31, 2004, the Company paid Mr. Terry $81,000, including $25,000 for relocation expenses. During the year ended
         December 31, 2004, the Company received $42,000 from IMA for reimbursement of a portion of Mr. Terry's fees. Nikolaos Cacos, Joseph Grosso, and David Terry, officers, directors and/or principal shareholders of the Company, are officers and/or directors of IMA. Arthur Lang is an officer of the Company, an officer of Golden Arrow and an officer and director of IMA. This agreement was terminated and effective January 1, 2005, Mr. Terry began providing his services to the Company through the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group." Mr. Terry has entered into a consulting agreement with the Grosso Group upon similar terms as his prior agreement with the Company.

6.       See  "Item  6.   Directors,   Senior   Management   and   Employees   -
         Compensation."

7. The Company has engaged the services of the Grosso Group, effective January 1, 2005. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group." The Company has entered into an Administration Services Agreement by and among the Company, Golden Arrow, Gold Point , IMA and the Grosso Group, effective January 1, 2005. Mr. Cacos will become an officer and director of the Grosso Group. Joseph Grosso, an officer, director and principal shareholder of the Company is also an officer and director of IMA, Golden Arrow and the Grosso Group. David Terry, an officer of the Company, is an officer and director of IMA and Golden Arrow. It is anticipated that Mr. Terry will become an officer of the Grosso Group. Arthur Lang, an officer of the Company, is an officer and director of IMA and Golden Arrow and Mr. Lang will become and officer and director of the Grosso Group. Nick DeMare, an officer and director of Gold Point Exploration Ltd., will be a director of the Grosso Group and that Sean Hurd, a director of Gold Point Exploration Ltd., IMA and Golden Arrow, will be an officer of the Grosso Group. Chase Management Ltd., a company indirectly owned by Mr. DeMare provides services to the Company and to the other Grosso Group shareholder companies. Mar Bergstrom, an officer of the Company, provides her services to the Company through the Grosso Group, which has a consulting contract with the Lions Gate, a company owned and controlled by Ms. Bergstrom. Ms. Bergstrom also provides services, through the Grosso Group, to IMA and Golden Arrow.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal years ended December 31, 2002, 2003, 2004, none of the following were indebted to the Company:

         (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;
         (b)      associates;
         (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
         (d) key management personnel and close members of such individuals' families; or
         (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                           PAGE
-----------                                                           ----
Audited Financial Statements for the
Years Ended December 31, 2004, 2003 and 2002                          F-1

SIGNIFICANT CHANGES

The Company closed a private placement of units in March 2005 for net proceeds of $845,549. The Company issued 1,691,962 units at a price of $0.55 per unit (including 14,962 units issued to Canaccord Capital Corporation in lieu of a portion of its cash commission). Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company for one year at a purchase price of $0.60 per share on or before March 18, 2006. In addition, the Company issued 66,750 agent's warrants to Canaccord Capital Corporation. The agent's warrants have the same terms as the other warrants issued in the offering. The Company also issued 27,000 common shares and 13,500 warrants to Canaccord Capital Corporation as a corporate finance fee. The Company paid $35,510 in cash commissions, plus $5,300 in administration fees and expenses.

In December 2004 the Company staked two claim blocks in Nye County, Nevada. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties."

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

None.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common stock commenced trading on the TSX Venture on December 2, 2003. The Company's stock currently trades on the TSX Venture under the symbol "AMS" and CUSIP number 02351P105.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY




                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2004             7,113,900                $1.12           $0.35
December 31, 2003(1)          1,444,847                $0.95           $0.60

(1) Period from December 2, 2003 to December 31, 2003.

                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
March 31, 2005                1,537,808                $0.74           $0.40
December 31, 2004             1,076,700                $0.77           $0.48
September 30, 2004            1,033,400                $0.70           $0.35
June 30, 2004                 1,931,600                $1.12           $0.40
March 31, 2004                3,072,200                $1.10           $0.75
December 31, 2003(1)          1,444,847                $0.95           $0.60

(1) Period from December 2, 2003 to December 31, 2003.

                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2005                     93,500                $0.455          $0.40
April 30, 2005                  197,070                $0.51           $0.40
March 31, 2005                  392,350                $0.65           $0.40
February 28, 2005               539,258                $0.64           $0.45
January 31, 2005                606,200                $0.74           $0.60
December 31, 2004               249,600                $0.76           $0.55

                           PINK SHEET TRADING ACTIVITY

The Company's common shares have been listed in the Pink Sheets under the symbol "AJRSF" since January 2004. The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the Pink Sheets for the periods indicated. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

                                                        CLOSING SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
December 31, 2004               330,750                $0.84           $0.27

                                                        CLOSING SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------

March 31, 2005                   56,280                $0.54           $0.40
December 31, 2004                34,450                $0.64           $0.41
September 30, 2004               75,200                $0.30           $0.27
June 30, 2004                    79,300                $0.84           $0.30
March 31, 2004                  141,800                $0.83           $0.60

                                                        CLOSING SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2005                     10,000                $0.34           $0.32
April 30, 2005                   24,230                $0.41           $0.32
March 31, 2005                   15,600                $0.54           $0.48
February 28, 2005                40,680                $0.47           $0.40
January 31, 2005          no trading activity           N/A             N/A
December 31, 2004                 6,750                $0.64           $0.44

As of May 31, 2005, the Company's shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company's shares.

The Company intends to seek a listing for its shares on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers. The Company does not know if, or when, it will obtain such a listing.

REGISTRATION, TRANSFER AND PAR VALUE

The Company's common shares, no par value, are registered. The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

RESTRICTIONS ON TRANSFERABILITY

A  total  of  1,957,191   common  shares  are  subject  to  TSX  Venture  resale
restrictions and are held in escrow as of June 3, 2005. See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

SHARE CAPITAL

Not Applicable

MEMORANDUM AND ARTICLES OF ASSOCIATION

Previously described in registration statement with an effective date of December 27, 2004

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party and which were entered into during the two years proceeding the date of this annual report:

         1. Letter of Intent among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item
                  7. Major Shareholders and Related Party Transactions - Related Party Transactions."

         2. Property Purchase Agreement among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

         3. Stock Option Plan dated March 6, 2003. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

         4.       Stock  Option  Plan  dated  April  13,  2004.   See  "Item  6.
                  Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

         5. Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003. See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."

         6. Agency Agreement between the Company and Canaccord Capital Corporation ("Canaccord") dated July 31, 2003, pursuant to which Canaccord agreed to the Company with an offering for sale of 1,500,000 units at $0.45 per unit. Each unit consisted of one share and one warrant exercisable at $0.50. Canaccord was given the right to sell up to an additional 15% of the offering. Canaccord's compensation included an 8% commission; warrants totaling up to 15% of the units sold, priced at $0.45 per warrant; an administration fee of $7,500; and, 100,000 shares of the Company's common stock. The warrants expired September 1, 2004. Canaccord was granted a right of first refusal for any further financings during from the closing of the offering until September 1, 2004.

         7. Amending Letter Agreement among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions
                  - Related Party Transactions."

         8. Management Agreement with Nikolaos Cacos dated January 2, 2004. See "Item 6. Directors, Senior Management and Employees
                  - Employment Agreements."

         9. Consulting Agreement with David Terry dated February 16, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

         10. Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004, pursuant to which Canaccord agreed to assist the Company in raising up to $1,000,000 at $0.80 per unit in a private placement without an offering memorandum. Each unit consisted of one share and one whole warrant, with each warrant exercisable into one share for a period of 24 months at a price of $1.00 in year one and at a price $1.20 in year two. Canaccord's compensation consisted of an 8% cash commission; warrants equal to 12% of the offering sold at a price of $0.80 for a period of two years; a corporate finance fee of 40,000 units (on the same as the units sold in the offering); and, an administration fee of $7,500. Canaccord was granted a right of first refusal for any further financing from the closing of the offering until March 31, 2005.

         11. Amending Letter Agreement made among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

         12. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Company's Argentinean properties.

         13. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Mogote property.

         14. Amendment to Consulting Agreement with David Terry dated June 29, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

         15. Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. See "Item 4. Information on the Company
                  - Property, Plant and Equipment - Other Properties - Esperanza Project."

         16. Agency Letter Agreement between the Company and Canaccord Capital Corporation dated February 18, 2005, pursuant to which Canaccord agreed to the Company with a portion of an offering for sale of 900,000 units at $0.55 per unit. Each unit consisted of one share and one half warrant exercisable at $0.60. Canaccord's compensation included an 8% of the amount placed, payable either in cash or in agent's units at the election of the agent. The agent's units will have the same terms as the client's units. In addition, the Company agreed to issue warrants to Canaccord equal to 10% of the units subscribed, each warrant will be exercisable to purchase an additional share at $0.60 for a period of one year from closing. In addition, the Company will pay Canaccord a corporate finance fee, payable by the issuance of 27,000 units, having the same terms as the clients' units. The Company will pay an administration fee plus expenses to Canaccord of $5,000.

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2004 was any amount in excess of $237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada

Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a) the non-resident holder;
         (b) persons with whom the non-resident holder did not deal with at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company or any of its subsidiaries is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

CONSENTS OF EXPERTS

The Company's auditors for its financial statements for each of the preceding three years was Moore Stephens Ellis Foster, Chartered Accountants, (now Ernst & Young ) of 700 West Georgia Street, P.O. Box 10101, Vancouver, British Columbia, V7Y 1C7, Canada. See "Item 1. Directors, Senior Management and Advisors - Auditors." Their audit report for the fiscal years ended December 31, 2004, 2003 and 2002 are included with the related financial statements in this annual report statement with their consent.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this annual report may be inspected at the Company's corporate office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada, during normal business hours.

The Company's documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates. Documents may also be viewed on the SEC's Internet website at www.sec.gov.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock options to purchase securities from the Company are currently granted to directors, officers and employees of the Company and independent consultants on terms and conditions under the Plan, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

As of May 31, 2005, the Company had granted an aggregate of 1,604,500 non-transferable incentive stock options to purchase shares of the Company's common stock. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

The Company has issued warrants which are exercisable for shares of the Company's common stock. As of May 31, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 3,886,031 common shares, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's outstanding options and warrants are subject to standard anti-dilution provisions.

As of May 31, 2005, the Company had entered into property acquisition or option agreements pursuant to which up to 1,935,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment
- Principal Properties - Mogote Project" and ""Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."


                                                       PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.  CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Cacos, the Company's chief executive officer, and Mr. Lang, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2004 Based upon that evaluation, Messrs. Cacos and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Jerry Minni, who serves on the Company's audit committee.


ITEM 16B. CODE OF ETHICS.
--------------------------------------------------------------------------------

  CODE OF BUSINESS CONDUCT AND ETHICS AND WHISTLE-BLOWER POLICY AND PROCEDURES

INTRODUCTION

Pursuant to applicable United States securities laws and the United States Securities and Exchange Commission ("SEC"), our Audit Committee has adopted a Code of Business Conduct and Ethics to provide principles for the purpose of promoting:

    - Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
    - Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;
    -    Compliance with applicable governmental laws, rules and regulations;
    - The prompt internal reporting of violations of our Code of Business Conduct and Ethics; and
    - Accountability for adherence to our Code of Business Conduct and Ethics.

REPORTING RESPONSIBILITY

It is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations in accordance with this Whistleblower Policy. In our Code of Business Conduct and Ethics these individuals are referred to as "you".

Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

NO RETALIATION

No director, officer or employee who in good faith reports a violation of the Code shall suffer harassment, retaliation or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Corporation rather than seeking resolution outside the Corporation.

REPORTING VIOLATIONS

The Code addresses the Corporation's open door policy and suggests that employees share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, an employee's supervisor is in the best position to address an area of concern. However, if you are not comfortable speaking with your supervisor or you are not satisfied with your supervisor's response, you are encouraged to speak with anyone in management whom you are comfortable in approaching.

Supervisors and managers are required to report suspected violations of the Code of Conduct to the Company's Compliance Officer, who has specific and exclusive responsibility to investigate all reported violations. For suspected fraud or securities law violations, or when you are not satisfied or uncomfortable with following the Corporation's open door policy, individuals should contact the Corporation's Compliance Officer directly.

COMPLIANCE OFFICER

The Corporation's Compliance Officer is appointed by the board of directors, and is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code and, at his discretion, shall advise the President and CEO, the CFO and/or the Audit Committee. The Compliance Officer has direct access to the Audit Committee of the board of directors and is required to report to the Committee at least annually on his compliance activity.

In order to protect your anonymity, and to ensure proper record keeping as required by regulations, our Company uses an external reporting agency which is the sole link to the Compliance Officer.

THE   COMPANY'S    COMPLIANCE    OFFICER   CAN   BE   REACHED   VIA   EMAIL   AT
GROSSOGROUP@WHISTLEBLOWERSECURITY.COM, VIA TELEPHONE AT 1-866-921-6714 OR VIA THE INTERNET LOCATED AT HTTP://WWW.WHISTLEBLOWERSECURITY.COM.

The Compliance Officer will notify the sender and acknowledge receipt of the reported violation or suspected violation within five business days. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

YOUR RESPONSIBILITIES

    1. You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.

    2. You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, any Canadian Exchange or Securities Commission and the Securities and Exchange Commission and in our other public communications. Accordingly, each of you is responsible for promptly bringing to the attention of The Compliance Officer any material information of which you may become aware that affects our disclosure in our public filings.

    3. You shall promptly bring to the attention of The Compliance Officer any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Business Conduct and Ethics. In either event, any reporting is confidential and you are protected from retaliation.

    4. You shall promptly bring to the attention of The Compliance Officer any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data of (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

    5. You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests. You shall promptly bring to the attention of your manager or the Compliance Officer any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

VIOLATIONS AND WAIVERS

The Compliance Officer determines if a special meeting of the Audit Committee is required and shall provide information about the complaint to all members of the Audit Committee at its next regularly scheduled meeting. The Chairman of the Audit Committee shall advise the Board of Directors in writing of all violations of this Code of Business Conduct and Ethics reported to him.

Anyone filing a complaint concerning a violation or suspected violation of the Code must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the Code. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

 No waivers of any provision of this Code of Business Conduct and Ethics may be made except by the Audit Committee. Only the Audit Committee may amend this Code of Business Conduct and Ethics. Any waiver or amendment shall be reported as required by law or regulation.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal year ended December 31, 2004, the Company's principal accountant is expected to bill approximately $15,700, and for the fiscal year ended December 31, 2003, the Company's principal accountant billed approximately $7,100 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED AND TAX FEES

The Company's principal accountant billed nil amounts for the fiscal years ended December 31, 2004 and 2003, respectively, for assurance , tax and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees"

Other Accounting Fees

The Company's principal accountant billed $3,735 and nil for the fiscal years ended December 31, 2004 and 2003, respectively, for other accounting services performed.

The above listed services were approved by the Company's audit committee.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS.
--------------------------------------------------------------------------------

Not applicable.


                                    PART III


ITEM 17.   FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

                                                                            Page

Audited Financial Statements for the Years Ended
December 31, 2004,  2003 and 2002                                            F-1


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------


    EXHIBIT NUMBER      DESCRIPTION
    --------------      --------------------------------------------------------

         1.1            Articles (1)
         1.2            Memorandum and Certificate of Incorporation (1)
         1.3            Certificate of Change of Name and Altered Memorandum (1)
         1.4            Notice of Articles (1)
         4.1 Letter Agreement dated October 1, 2002 made between the Company and IMA Exploration Inc. (1)
         4.2 Letter of Intent made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003 (1)
         4.3 Property Purchase Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003 (1)
         4.4            Stock Option Plan dated March 6, 2003 (1)
         4.5            Stock Option Plan dated April 13, 2004 (1)
         4.6 Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003 (1)
         4.7 Agency Agreement between the Company and Canaccord Capital Corporation dated July 31, 2003 (1)
         4.8 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003 (1)
         4.9            Agreement with Nikolaos Cacos dated January 2, 2004 (1)
         4.10           Consulting Agreement with David Terry dated February 16,
                        2004 (1)
         4.11 Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004 (1)
         4.12           Amending Letter Agreement made between the Company,
                        IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004 (1)
         4.13 Amendment to Consulting Agreement with David Terry dated June 29, 2004 (1)
         4.14 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Argentinean properties) (1)
         4.15 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Mogote Property) (1)
         4.16 Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. (1)
         4.17 Acknowledgement between the Company and Steven K. Jones dated December 31, 2004(2)
         4.18 Agency Letter Agreement dated February 18, 2005 between the Company and Canaccord Capital Corporation(2)
         4.19           Form of Agreement with the Grosso Group Management
                        Ltd.(2)
         8.1            List of Subsidiaries(2)
         12.1           Certification of Nikolaos Cacos Pursuant to
                        Rule 13a-14(a)
         12.2           Certification of Arthur Lang Pursuant to Rule 13a-14(a)
         13.1           Certification of Nikolaos Cacos Pursuant to 18 U.S.C.
                        Section 1350
         13.2           Certification of Arthur Lang Pursuant to 18 U.S.C.
                        Section 1350

    EXHIBIT NUMBER      DESCRIPTION
    --------------      --------------------------------------------------------

         15.1 Consent of Moore Stephens Ellis Foster Ltd., Chartered Accountants(2)
         15.2           Consent of Moore Stephens Ellis Foster Ltd., Chartered
                        Accountants

    (1) Incorporated by reference to the exhibits to the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on October 28, 2004, file number 0-51005.
    (2) Incorporated by reference to the exhibits to the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on April 28, 2005, file number 0-51005.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                          AMERA RESOURCES CORPORATION



Dated:   MAY 31, 2005                     /s/  NIKOLAOS CACOS
         ------------                     --------------------------------------
                                          Nikolaos Cacos, President and Director

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Ellis Foster Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ Nikolaos Cacos                                      /s/ Art Lang
Nikolaos Cacos                                          Art Lang
President                                               Chief Financial Officer

MOORE STEPHENS
ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 737-8117  Facsimile: (604) 714-5916
Website:   www.ellisfoster.com
--------------------------------------------------------------------------------




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Amera Resources Corporation as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the company's financial position and its shareholders' equity as at December 31, 2004 and 2003 and its results of operations for each of the years in the three-year period ended December 31, 2004, to the extent summarized in Note 9 to the consolidated financial statements.




                                           /s MOORE STEPHENS ELLIS FOSTER LTD.

Vancouver, Canada                                Chartered Accountants
April 22, 2005



--------------------------------------------------------------------------------
MSEF   A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., A Member of Moore Stephens International Limited
-  members in principal cities throughout the world

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2004 AND 2003
                         (Expressed in Canadian Dollars)



                                                       2004            2003
                                                         $               $
                                                   ----------------------------

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             1,679,232       1,117,845
Amounts receivable and prepaids                          57,335          18,779
                                                   ------------    ------------
                                                      1,736,567       1,136,624

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        1,915,221         684,259

EQUIPMENT (Net of amortization of $138)                   2,796               -
                                                   ------------    ------------
                                                      3,654,584       1,820,883
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 50,447         115,352
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 4)                                4,527,878       1,228,395

SHARE SUBSCRIPTIONS (Note 4)                                  -         658,350

CONTRIBUTED SURPLUS                                     383,805         252,000

DEFICIT                                              (1,307,546)       (433,214)
                                                   ------------    ------------
                                                      3,604,137       1,705,531
                                                   ------------    ------------
                                                      3,654,584       1,820,883
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

/s/ Nikolas Cacos     , Director
----------------------

/s/ Art Lang          , Director
----------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)



                                       2004            2003            2002
                                         $               $               $



EXPENSES

Accounting and audit                     26,080          22,341             375
Advertising                              62,467          18,505               -
Bank charges                              5,346               -               -
Corporate development                    79,370               -               -
Foreign exchange                         25,104             896               -
General exploration                      18,318               -               -
Investor relations                       80,503           7,500               -
Legal                                    63,058           5,302          20,016
Management fees                          72,400          25,000               -
Office and sundry                        15,124          10,548           1,723
Printing                                 21,866               -               -
Professional fees                        99,320          32,924               -
Regulatory fees                          11,773           5,225               -
Rent                                     29,511          20,000           4,500
Salaries                                 65,874               -               -
Shareholder costs                         9,344           2,175               -
Stock based compensation                131,805         252,000               -
Telephone                                 8,837               -               -
Transfer agent fees                      15,485           4,664               -
Travel                                   47,018           2,168               -
Interest income                         (14,271)         (3,492)           (356)
                                   ------------    ------------    ------------
LOSS FOR THE YEAR                      (874,332)       (405,756)        (26,258)

DEFICIT - BEGINNING OF YEAR            (433,214)        (27,458)         (1,200)
                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                (1,307,546)       (433,214)        (27,458)
                                   ============    ============    ============



BASIC AND DILUTED LOSS PER SHARE         $(0.07)         $(0.08)         $(1.25)
                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING       13,192,736       4,848,716          20,974
                                   ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)



                                                       2004            2003            2002
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                      (874,332)       (405,756)        (26,258)
Item not affecting cash
   Stock based compensation                             131,805         252,000               -
                                                   ------------    ------------    ------------
                                                       (742,527)       (153,756)        (26,258)

Increase in amounts receivable and prepaids             (38,556)        (18,779)               -
Increase in accounts payable and accrued
   liabilities                                          (64,905)         91,925          22,227
                                                   ------------    ------------    ------------
                                                       (845,988)        (80,610)         (4,031)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             2,851,391         908,649          79,999
Issuance of special warrants                                  -               -         135,250
Share subscriptions received                                  -         658,350               -
Share issuance costs                                   (210,257)       (151,754)        (13,750)
                                                   ------------  --------------    ------------
                                                      2,641,134       1,415,245         201,499
                                                   ------------  --------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
   and deferred costs                                (1,230,962)       (414,259)              -
Purchase of equipment                                    (2,797)              -               -
                                                   ------------    ------------    ------------
                                                     (1,233,759)       (414,259)              -
                                                   ------------    ------------    ------------
INCREASE IN CASH DURING THE YEAR                        561,387         920,376         197,468
CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                              1,117,845         197,469               1
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     - END OF YEAR                                    1,679,232       1,117,845         197,469
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    679,232       1,117,845         197,469
Term Deposit                                          1,000,000               -               -
                                                   ------------    ------------    ------------
                                                      1,679,232       1,117,845         197,469
                                                   ============    ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 8)

        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
     CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (Expressed in Canadian Dollars)



                                            ARGENTINA                  PERU            USA
                                   ----------------------------    ------------    ------------
                                      MOGOTE          CHUBUT         ESPERANZA        WALKER
                                     PROPERTY       PROPERTIES       PROPERTY          LAKE           TOTAL
                                         $               $               $               $               $

BALANCE - DECEMBER 31, 2003             459,259         225,000               -               -         684,259
                                   ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING THE YEAR

     Acquisition costs                  208,438               -         102,997          77,304         388,739
     Access                              60,457               -               -               -          60,457
     Assays                              28,326               -               -               -          28,326
     Contractors                        304,115               -          11,627               -         315,742
     Drilling                            73,581               -               -               -          73,581
     Fuel                                21,907               -           2,290               -          24,197
     Office and other                   146,898               -          13,872               -         160,770
     Rental                              17,723               -           7,389               -          25,112
     Supplies                            46,570               -           3,970               -          50,450
     Surveying                            1,769               -               -               -           1,769
     Travel                               6,285               -           1,868               -           8,153
     IVA Tax                             93,576               -               -               -          93,576
                                   ------------    ------------    ------------    ------------    ------------
                                      1,009,645               -         144,013          77,304       1,230,962
                                   ------------    ------------    ------------    ------------    ------------
BALANCE - DECEMBER 31, 2004           1,468,904         225,000         144,013          77,304       1,915,221
                                   ============    ============    ============    ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
     CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (Expressed in Canadian Dollars)




                                            ARGENTINA
                                   ----------------------------
                                      MOGOTE          CHUBUT
                                     PROPERTY       PROPERTIES         TOTAL
                                         $               $               $

BALANCE - DECEMBER 31, 2002                   -               -               -
                                   ------------    ------------    ------------
EXPENDITURES DURING THE YEAR

     Access contractors                  27,761               -          27,761
     Acquisition costs                  282,042         225,000         507,042
     Assays                               3,087               -           3,087
     Drilling                                 -               -               -
     Field supplies                       2,990               -           2,990
     Geological                          54,234               -          54,234
     Geology supplies                    20,536               -          20,356
     Geophysics                          30,107               -          30,107
     Other                                3,320                           3,320
     Project management                  12,826               -          12,826
     Surveying                            1,767               -           1,767
     Vehicles                             8,140               -           8,140
     IVA Tax                             12,449               -          12,449
                                   ------------    ------------    ------------
BALANCE - DECEMBER 31, 2003             459,259         225,000         684,259
                                   ============    ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)



1.       NATURE OF OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on April 11, 2000, as XS Capital Corp. On March 4, 2003, the Company changed its name to Amera Resources Corporation. On December 2, 2003, the Company's common shares were listed for trading on the TSX Venture Exchange (the "TSXV") as a junior mineral exploration company.

         The Company is engaged in the  acquisition  and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement difference between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 9.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         PRINCIPALS OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Recoursos de los Andes, a Peruvian company. The Company operates in Argentina as a registered branch. All inter-company balances and transactions are eliminated on consolidation.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment is recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2004 the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term mature of those instruments.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE
         Loss per share is calculated on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic earnings and diluted losses per share are the same.

         STOCK BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         COMPARATIVE FIGURES

         Certain of the 2003 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2004.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS

                                                       2004                                            2003
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                        $                $               $               $               $               $

         Argentina
             Mogote Property            667,697         707,631       1,375,328         282,042         164,768         446,810
             Chubut Properties          225,000               -         225,000         225,000               -         225,000
         Peru
             Esperanza Property         102,997          41,016         144,013               -               -               -
         USA
             Walker Lake                 77,304               -          77,304               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,072,998         748,647       1,821,645         507,042         164,768         671,810
         Foreign value added tax              -          93,576          93,576               -          12,449          12,449
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,072,998         842,223       1,915,221         507,042         177,217         684,259
                                   ============    ============    ============    ============    ============    ============

         a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:

                              SHARES TO          EXPLORATION
                              BE ISSUED          EXPENDITURES      DATE
                                                     US$

                                100,000                  -       Issued in 2003
                                100,000            250,000       Issued in 2004
                                250,000            300,000       July 1, 2005
                                300,000            300,000       July 1, 2006
                                900,000            400,000       July 1, 2007
                              ---------          ---------
                              1,650,000          1,250,000
                              =========          =========

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

3.       MINERAL PROPERTY INTERESTS AND DEFERRED COSTS (continued)

                                    US $           DATE

                                 1,000,000         May 30, 2005
                                 1,000,000         May 30, 2006
                                 1,000,000         May 30, 2007
                                 ---------
                                 3,000,000
                                 =========

                           The final underlying option payment of US $110,000 is due on June 6, 2005.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter returns royalty.

         b) The Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property comprising 3,000 hectares located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (25,000 shares issued). The Company can earn an additional 25% interest by preparing a bankable feasibility study on the Esperanza Property within three years and issuing a further 260,000 shares.

         c) As part of the Company's ongoing generative exploration program, funds have been expended to support a reconnaissance program of evaluating epithermal gold targets in prospective mineral belts in Nevada, USA. The Company has staked two claim blocks in the Roysten Hills of west central Nevada. The 478 hectare Roy Claim block and the 227 hectare Hills Claim block are located 45 Kilometres northwest of Tonapah along the northern margin of the Walker Lane epithermal belt.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


4.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value

         Issued:                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                   9,086,832       1,228,395       4,000,000          80,000
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
              - initial public offering                       -               -       1,500,000         675,000
              - private placements                    4,007,000       2,891,350               -               -
              - special warrants                              -               -       2,876,832         363,900
              - exercise of warrants                    288,750         143,650          10,000           5,000
              - greenshoe option                        225,000         101,250               -               -
         For agent's fees                                55,300          44,240         100,000          45,000
         For mineral properties                         425,000         329,250         600,000         270,000
                                                   ------------    ------------    ------------    ------------
                                                      5,001,050       3,509,740       5,086,832       1,358,900
                                                   ------------    ------------    ------------    ------------
         Less:  share issue costs                             -       (210,257)               -       (210,505)
                                                   ------------    ------------    ------------    ------------
                                                      5,001,050       3,299,483       5,086,832       1,148,395
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        14,087,882       4,527,878       9,086,832       1,228,395
                                                   ============    ============    ============    ============

         (a)      During  the  year  ended   December  31,  2004,   the  Company
                  completed:

                  i) a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received;

                  ii) a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share for a period of one year from date of issue and at $1.20 per share for a period of two years from date of issue.

                           In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006;

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


4.       SHARE CAPITAL (continued)

                  iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.45 per unit, for $101,250. Each unit comprised one common share and one non-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004. During the year ended December 31, 2004, the warrants expired without exercise; and

                  iv)      the  Company   applies  the  residual   approach  and
                           allocates the total proceeds to the common shares and $nil to the attached warrants.

         (b) During the year ended December 31, 2004, the Company granted stock options to acquire 454,500 common shares of the Company and recorded compensation expense of $131,805.

                  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

                                      NUMBER OF OPTIONS
                                       OUTSTANDING AND
                  EXERCISE PRICE         EXERCISABLE         EXPIRY DATE

                       $0.60                900,000          December 12, 2008
                       $0.90                454,500          April 2, 2009
                                          ---------
                                          1,354,500
                                          =========

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during 2004:

                                                   2004                 2003

                  Risk-free interest rate           2.18%               3.26%
                  Estimated volatility               36%                 30%
                  Expected life                  2.5 years            2.5 years
                  Expected dividend yield            0%                   0%

                  The fair value per share of stock options granted in 2004, calculated using the Black-Scholes option pricing model, was $0.29 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2004, and 2003 and the changes for the years ending on those dates is as follows:

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

4.       SHARE CAPITAL (continued)

                                                        NUMBER OF WARRANTS
                                                   ----------------------------
                                                       2004            2003

                  Balance, beginning of year            965,000               -
                  Issued                              4,342,800         975,000
                  Exercised                            (288,750)        (10,000)
                  Expired                              (788,750)              -
                                                   ------------    ------------
                  Balance, end of period              4,230,300         965,000
                                                   ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2004 are as follows:

                       NUMBER          EXERCISE PRICE      EXPIRY DATE
                                             $

                      1,257,000              0.67          January 20, 2005
                      1,500,000          1.00 / 1.20       March 24, 2005 / 2006
                         18,000              0.90          March 24, 2006
                      1,305,300          1.00 / 1.20       March 31, 2005 / 2006
                        150,000              0.90          March 31, 2006
                      ---------
                      4,230,300
                      =========

         (d) As at December 31, 2004, 2,609,588 common shares are held in escrow and are released every six months, ending on November 3, 2006.

         See also Note 10.


5.       RELATED PARTY TRANSACTIONS

         The Company shares office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110;
         2002 - $6,000) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 -
         $nil; 2002 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 has been reimbursed by IMA as an allocation of the professional services.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2004, the Company paid $72,400 (2003-$25,000; 2002 - $nil)
         to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

         See also Notes 3 and 10.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2004 and 2003.

         The Company's total assets as at December 31, 2004 and 2003 are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                       2004
                                   ----------------------------------------------------------------------------
                                                      MINERAL         MINERAL         MINERAL
                                     CORPORATE      EXPLORATION     EXPLORATION     EXPLORATION
                                      CANADA         ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,706,891          11,151          18,525               -       1,736,567
         Mineral property interests
            and deferred costs                -       1,693,904         144,013          77,304       1,915,221
         Equipment                            -               -           2,796               -           2,796
                                   ------------    ------------    ------------    ------------    ------------
                                      1,706,891       1,705,055         165,334          77,304       3,654,584
                                   ============    ============    ============    ============    ============


                                   ----------------------------------------------------------------------------
                                                                       2003
                                   ----------------------------------------------------------------------------
                                                      MINERAL         MINERAL         MINERAL
                                     CORPORATE      EXPLORATION     EXPLORATION     EXPLORATION
                                      CANADA         ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,136,624               -               -               -       1,136,624
         Mineral property interests
            and deferred costs                -         684,259               -               -         684,259
                                   ------------    ------------    ------------    ------------    ------------
                                      1,136,624         684,259               -               -       1,820,883
                                   ============    ============    ============    ============    ============


                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

7.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2004            2003            2002
                                                                         $               $               $

         Statutory tax rate                                              35.62%          37.62%          39.62%
                                                                   ============    ============    ============

         Loss for the year                                             (874,332)       (405,756)        (26,258)
                                                                   ============    ============    ============

         Provision for income taxes based on statutory
            Canadian combined federal and provincial
               income tax rates                                        (311,137)       (152,645)        (10,403)

         Differences in foreign tax rates                                (1,170)              -               -

         Losses for which an income tax benefit
            has not been recognized                                     312,307         152,645          10,403
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


         As at December 31, 2004, the Company has non-capital losses of approximately $900,000 and cumulative foreign exploration expenses of approximately $1,900,000 carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2014. The cumulative foreign exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2004, 2003 and 2002 as follows:


                                                                       2004            2003            2002
                                                                         $               $               $

         Investing activity
            Expenditures on mineral property interests and             (329,250)       (270,000)              -
               deferred costs
            Shares issued for mineral properties                        329,250         270,000               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Financing activities
            Agent's fees payable                                        (44,240)        (45,000)              -
            Shares issued for payment of agent's fees                    44,240          45,000               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.


                                                                   INCEPTION TO
                                                                       2004            2004            2003            2002
                                                                         $               $               $               $

                  STATEMENTS OF LOSS

                  Net loss under Canadian GAAP                       (1,307,546)       (874,332)       (405,756)        (26,258)
                  Mineral property interests and
                     deferred costs for the period (i)               (1,915,221)     (1,230,962)       (684,259)              -
                                                                   ------------    ------------    ------------    ------------
                  Net loss under US GAAP                             (3,222,767)     (2,105,294)     (1,090,015)        (26,258)
                                                                   ============    ============    ============    ============

                  Basic and diluted loss per share under US GAAP
                                                                                         $(0.16)         $(0.22)         $(1.25)
                                                                                   ============    ============    ============

                  Average number of common shares outstanding
                                                                                     13,192,736       4,848,716          20,974
                                                                                   ============    ============    ============

                                                                                       2004            2003
                                                                                         $               $

                  BALANCE SHEETS

                  Shareholders' equity

                  Balance per Canadian GAAP                                           3,604,137      1,705,531
                  Mineral property interests and deferred costs (i)                  (1,915,221)       (684,259)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                 1,688,916      1,021,272
                                                                                   ============    ============

                  Total assets

                  Balance per Canadian GAAP                                           3,654,584      1,820,883
                  Mineral property interests and deferred costs under US GAAP        (1,915,221)       (747,259)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                 1,739,363       1,073,624
                                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                   INCEPTION TO
                                                       2004            2004            2003            2002
                                                         $               $               $               $

                  STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP          (930,629)       (845,988)        (80,610)         (4,031)
                  Mineral property interests and
                     deferred costs (i)              (1,645,221)     (1,230,962)       (414,259)              -
                                                   ------------    ------------    ------------    ------------
                  Cash used per US GAAP              (2,575,850)     (2,076,950)       (494,869)         (4,031)
                                                   ============    ============    ============    ============


                  Investing activities

                  Cash used per Canadian GAAP        (1,648,017)     (1,233,758)       (414,259)              -
                  Mineral property interests and
                     deferred costs (i)               1,645,221       1,230,962         414,259               -
                                                   ------------    ------------    ------------    ------------
                  Cash provided (used) per US GAAP       (2,796)         (2,796)              -               -
                                                   ============    ============    ============    ============


                  (i)      Mineral property interests and deferred costs

                           Mineral property interests and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2004, 2003, and 2002.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component in 2004, 2003, and 2002.

         (b)      Recent Accounting Pronouncements

                  Consolidation of Variable Interest Entities

                  FAS 146R became effective in June 2003 for USGAAP for the year ended December 31, 2004. The Company has determined that it does not havy any variable interest entities. In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities", which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The Guideline generally applies to annual and interim periods beginning on or after November 1, 2004.

                  Exchanges of Non-Monetary Assets

                  In December 2004, the FASB issued Statement No. 153 ("SFAS 153") "Exchanges of Nonmonetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29, "Accounting for Nonmonetary Transactions", which was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any nonmonetary transactions after the effective date for U.S. GAAP purposes.

                  Whether Mineral Rights are Tangible or Intangible Assets

                  Effective for reporting periods beginning after April 29, 2004, the EITF released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company has not been involved to date in a business combination but will comply with the Issue in the future as required.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Mining Assets:  Impairment and Business Combinations

                  Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets:
                  Impairment and Business Combinations". The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

                  An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

                  The Company will comply with this Issue for any future business combinations and impairment reviews.

                  Financial Instruments

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                  Hedge Accounting

                  New Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

                  The Company does not currently have any hedging relationships.

                           AMERA RESOURCES CORPORATION
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (Expressed in Canadian Dollars)


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Comprehensive Income

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                  At present, the Company does not have investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on such securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.


10.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2004 the Company:

         a) completed a private placement of 1,650,000 units at $0.55 per unit, for proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $.60 per share on or before March 18, 2006. The Company also issued 14,962 Agent's Units at $0.55 per Unit, 66,750 Agent's Warrants at $0.60 and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There was also a cash commission/administration fee paid of $40,310;

         b) granted 250,000 stock options for $0.75 per share to its directors, employees and consultants for a period of five years; and

         c) Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. A formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. It is anticipated that the formal agreement will have an effective date of January 1, 2005. The agreement with the Grosso Group will replace the current arrangement with IMA.