Form 20-F
period 2005-12-31
Amera Resources CORP
filed 2006-06-23
CIK 1303180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________

                                       or

[ ] Shell Company Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

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

   SUITE 709 - 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3N6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005.

          16,599,092 COMMON SHARES OUTSTANDING AS OF DECEMBER 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]  No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ]  No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]   Item 18 [ ]

GENERAL INFORMATION:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes [ ] No [X]

GENERAL INFORMATION: UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

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

INTRUSIVE ROCK:              A body of rock,  that while fluid,  penetrated into
                             or between other rocks, but solidified before reaching the surface.

KM:                          Kilometre

LWA                          length weighted average

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

PATHFINDER ELEMENT:          An element which  typically  occurs with the metals
                             of  interest  in  a  particular   type  of  mineral
                             deposit. For example: arsenic, antimony, mercury, and silver are commonly associated with epithermal deposits.

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

QUALIFIED PERSON             As  defined   in  under   Canadian  law   (National
                             Instrument  43-101   Standards  of  Disclosure  for
                             Mineral Projects)  ("NI 43-101") an individual  who
                             (a) is an engineer  or  geoscientist  with at least
                             five years of experience  in  mineral  exploration,
                             mine  development or operation  or mineral  project
                             assessment, or any  combination  of these;  (b) has
                             experience relevant  to the  subject  matter of the
                             mineral project and the technical report; and (c)is
                             a  member  in  good  standing  of  a   professional
                             association.

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

SB:                          Antimony

ZN:                          Zinc


                                    MINERALS

ARGENTITE:                   A silver sulphide mineral - Ag2S

AZURITE: A deep blue to violet blue copper carbonate hydroxide mineral commonly found in the oxidation zones of porphyry copper deposits - Cu3(CO3)2(OH)2.

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

FELDSPAR:                    An   aluminosilicate   with  variable   amounts  of
                             potassium, sodium and calcium.

HORNBLENDE:                  A complex  hydrated  aluminosilicate  of magnesium,
                             iron and sodium.

MAGNETITE:                   A magnetic iron oxide mineral.

MALACHITE                    A bright green copper carbonate  hydroxide  mineral
                             often found in the oxidized zone of porphyry copper deposits - Cu2(CO3)(OH)2.

PYROXENE:                    An aluminosilicate of magnesium and iron.

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


FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the "SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended December 31, 2005, 2004 and 2003, was derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended December 31, 2002 and 2001 are derived from the Company's audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2005 and 2004, have been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 8 of the Company's audited financial statements for the years ended December 31, 2005 of the Company's financial statements, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated any cashflow from its activities to fund ongoing activities and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company does not believe it has sufficient financial resources to conduct all of the planned exploration of its mineral property interests and to fund its ongoing overhead expenses during the 12 months from January 1, 2006 to December 31, 2006. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                           ----------------------------------------------------------------------
                                                           (CDN $)
                           ----------------------------------------------------------------------
                                 2005          2004            2003          2002           2001
                           ----------     ----------     ----------     ----------     ----------

Revenue                             -              -              -              -              -

General Corporate
Expenditures                 (988,664)      (845,181)      (408,352)       (26,614)          (116)

General Exploration
Expenditures                 (199,264)       (18,318)             -              -              -

Foreign Exchange Loss         (36,624)       (25,104)          (896)             -              -

Interest and
Miscellaneous Income           15,001         14,271          3,492            356              -

Write-off of mineral
properties                   (225,000)             -              -              -              -

Net Loss for the year      (1,434,551)      (874,332)      (405,756)       (26,258)          (116)

Loss per Share
  Basic and Diluted             (0.09)         (0.07)         (0.08)         (1.25)          (116)

Weighted Average Number
  of Shares Outstanding    15,916,822     13,192,736      4,848,716         20,974              1

Working Capital               516,270      1,686,120      1,021,272        174,042           (115)

Capital Assets                      -          2,796              -              -              -

Mineral Properties          3,184,844      2,014,978        684,259              -              -

Long-Term Debt                      -              -              -              -              -

Total Assets                3,843,389      3,754,341      1,820,883        207,469              1

Net Assets -
  Shareholder's Equity      3,546,233      3,604,137      1,705,531        184,042           (115)


ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 8 of the accompanying consolidated audited financial statements):


                           ----------------------------------------------------------------------
                                                           (CDN $)
                           ----------------------------------------------------------------------
                                 2005          2004            2003          2002           2001
                           ----------     ----------     ----------     ----------     ----------

CONSOLIDATED STATEMENT OF
  OPERATIONS

Loss for the year under
  Canadian GAAP            (1,434,551)      (874,332)      (405,756)       (26,258)          (116)

Mineral property and
  deferred exploration
  costs for the year,
  net of reversal of
  future income tax        (1,339,742)    (1,230,962)      (684,259)             -              -

Mineral property and
  deferred exploration
  costs written off during
  the year which would
  have been expensed in
  the year incurred           225,000              -              -              -              -
                           ----------     ----------     ----------     ----------     ----------
Loss for the year
  under US GAAP            (2,549,293)    (2,105,294)    (1,090,015)       (26,258)          (116)
                           ==========     ==========     ==========     ==========     ==========

Basic and diluted loss
  per share under US GAAP       (0.16)         (0.16)         (0.22)         (1.25)          (116)
                           ==========     ==========     ==========     ==========     ==========


SHAREHOLDERS' EQUITY

Balance per Canadian GAAP   3,546,233      3,604,137      1,705,531        184,042              1

Mineral property and
  deferred exploration
  costs expensed net of
  reversal of future
  income tax               (3,029,963)    (1,915,221)      (684,259)             -              -
                           ----------     ----------     ----------     ----------     ----------
Balance per US GAAP           516,270      1,688,916      1,021,272        184,042              1
                           ==========     ==========     ==========     ==========     ==========


                           ----------------------------------------------------------------------
                                                          (CDN $)
                           ----------------------------------------------------------------------
                                 2005          2004            2003          2002           2001
                           ----------     ----------     ----------     ----------     ----------

CONSOLIDATED STATEMENTS
  OF CASH FLOWS

OPERATING ACTIVITIES

Cash used per
  Canadian GAAP            (1,131,111)      (845,988)       (80,610)        (4,031)             -
Mineral properties
  and deferred costs       (1,196,242)    (1,230,962)      (414,259)             -              -
                           ----------     ----------     ----------     ----------     ----------
Cash used per US GAAP      (2,327,353)    (2,076,950)      (494,869)        (4,031)             -
                           ==========     ==========     ==========     ==========     ==========

INVESTING ACTIVITIES

Cash used per
  Canadian GAAP            (1,196,242)    (1,233,242)      (414,259)             -              -
Mineral properties
  and deferred costs         1,196,242     1,230,962        414,259              -              -
                           ----------     ----------     ----------     ----------     ----------
Cash provided (used)
  per US GAAP                       -         (2,796)             -              -              -
                           ==========     ==========     ==========     ==========     ==========

FINANCING ACTIVITIES

Cash provided per
  Canadian and US GAAP      1,170,448      2,641,134      1,415,245        201,499              1
                           ==========     ==========     ==========     ==========     ==========

See Note 8 of the Company's consolidated financial statements.


EXCHANGE RATE HISTORY

The noon rate of exchange on June 19, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1231 (US$0.8903 = CDN S1.00).

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

         ----------------------------------------------------------
         PERIOD                                          AVERAGE
         ----------------------------------------------------------
         January 1, 2005 - December 31, 2005              0.8254
         January 1, 2004 - December 31, 2004              0.7682
         January 1, 2003 - December 31, 2003              0.7206
         January 1, 2002 - December 31, 2002              0.6368
         January 1, 2001 - December 31, 2001              0.6456

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

         --------------------------------------------------------
         MONTH                                 HIGH         LOW
         --------------------------------------------------------
         December 2005                        0.8690       0.8521
         January 2006                         0.8744       0.8528
         February 2006                        0.8788       0.8638
         March 2006                           0.8834       0.8531
         April 2006                           0.8926       0.8534
         May 2006                             0.9100       0.8903


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

As of June 19, 2006, the Company had working capital of $1,400,000. The Company does not believe it has sufficient working capital to conduct all planned exploration work of on it mineral property interests during the 12 months from January 1, 2006 through December 31, 2006. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund its proposed activities, the Company may have to delay or indefinitely postpone further exploration of its property interests with the possible loss of its interests. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

EXPLORATION STAGE COMPANY: All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the Securities and Exchange Commission (the "SEC"). The term "reserves" is defined in Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

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

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $0.94 to a low of $0.35 during the 12-month period ending December 31, 2005. There can be no assurance that continual fluctuations in price will not occur.

CURRENCY RISK: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

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

INSURABLE RISKS AND LIMITATIONS OF INSURANCE: The Company maintains certain insurance, however, such insurance is subject to numerous exclusions and limitations. The Company maintains a Total Office Policy in Canadian dollars on its principal offices. Generally, the Total Office Policy provides All Risk Replacement Cost Coverage on office contents, up to $300,000, with a $500 deductible. In addition, the policy provides Commercial General Liability coverage of up to $5,000,000 for Third Party Bodily Injury or Property Damage, per occurrence and $2,000,000 for Tenants Legal Liability for any one leased premises, with a $500 deductible. The Company also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

The Company maintains a Foreign Commercial General Liability policy in U.S. dollars which provides US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offence for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of

US$5,000,000. The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the United States (including its territories and possessions), Puerto Rico, any countries or territories against which the United States has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapors, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by the Company or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by the Company or other for whom the Company is responsible.

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

    -    $5,000,000 bodily injury liability for each person.
    -    $5,000,000 bodily injury liability for each occurrence.
    -    $5,000,000 property damage liability for each occurrence.
    -    $10,000 medical expense coverage, per person.
    -    $10,000 medical expense coverage, per accident.

The foregoing descriptions of the Company's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

The Company has an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is $5 million. The policy is renewable on a yearly basis.

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

ARGENTINA

MINING INDUSTRY

Mineral companies are subject to various federal and provincial laws and regulations including specific mining and environmental rules. The Company believes it is in material compliance with all applicable legislation.

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

REGULATORY ENVIRONMENT

Management believes the present government is committed to opening up the economy and there has been progress in reducing import duties and export taxes. For decades local industry has been protected and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Argentinean Customs office. Except for a limited list of items requiring the previous approval of the authorities there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed, although there are export taxes currently in place including mineral products.

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The economic performance of the country has been troubled and uncertain since the late 1990's. Management believes there are currently some positive indications that the economic situation is improving.
The provincial government of Chubut Province, Argentina, has enacted certain anti-mining laws banning the use of cyanide in metallic mineral extraction in the Province of Chubut and open-pit mining is subject to, yet to be defined, zoning process. The provincial legislation is more restrictive than current federal Argentinean mining laws. Certain authorities believe that the provincial legislation may be unconstitutional. However, there can be no assurance that the provincial legislation will be repealed.

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

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines. However, the Company's exploration activities do not require any licenses or permits from the Department of Energy and Mines. The Company has obtained the necessary permits, if any, for its current and planed work on the Peruvian properties.

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

ENVIRONMENTAL REGULATIONS: The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company's operations; however, any changes in environmental legislation or regulations, or in the Company's business, may cause compliance with such legislation and/or regulation to have a material impact on the Company's operations. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to ensure that it complies fully with all environmental regulations relating to its operations.

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

The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, as amended by Amending Letter Agreement dated September 30, 2003, with IMA and Inversiones Mineras Argentinas S.A. ("IMASA"), an indirect, wholly-owned subsidiary of IMA, whereunder the Company was granted an irrevocable option to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the "Mogote Project"). See "Item
4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." To exercise the option, the Company must issue an aggregate 1,650,000 common shares (of which 450,000 have been issued) and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project, being $197,854. As well, the Company has agreed to make all payments required to maintain the Mogote Project in good standing including all payments due to the underlying owners and vendors thereof, which total US$269,100. As of December 31, 2005 the full amount of the obligation had been paid. By reason of recent Argentinean legislation, payment obligations denominated in a foreign currency must now be paid in Argentinean currency, calculated in accordance with set conversion rates fixed by the government from time to time, which has the effect of reducing the US dollar amounts that the Company will ultimately pay to the owners. The Company shall be the operator of the Mogote Project throughout the term of the subject option.

On April 8, 2004, the Company and IMA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (issued) and expending an additional US$3 million of exploration expenditures over a three year period. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under these agreements were assigned to Golden Arrow and Inversiones Mineras Australes S.A. ("IMAUSA"), an Argentine company and an indirectly, wholly-owned subsidiary of Golden Arrow, as a result of IMA transferring its option on the Mogote property to Golden Arrow, through the transfer of IMASA's interest in the Mogote property to IMAUSA.

Subsequent to December 31, 2005, the Company appointed a special committee of independent directors to re-negotiate the terms of the Mogote property option agreement with Golden Arrow. According to the resolutions adopted by both companies Boards, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the Amera from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

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

In those situations where the Company issued shares of its common stock pursuant to the agreements discussed above, the shares were valued at the closing market price on the day of issue. This amount is the value that is recorded as acquisition cost of the applicable property as described in Note 3 to the Company's December 31, 2005, financial statements. The number of shares which were issued for the acquisition of mineral properties and their value is described in Note 4 of the Company's December 31, 2005, financial statements.

To date, the Company has raised $7,413,500 in cash through the sale of securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $1,394,866, $1,330,719 and, $684,259 and capital assets of $Nil, $2,797 and $Nil for the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

In fiscal 2005 the Company wrote off the $225,000 carrying value in the Chubut properties. During fiscal 2003 and 2004 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties. To June 19, 2006, the Company has not abandoned, disposed, assigned or joint-ventured any of its arrangements to earn interests in its mineral properties.

BUSINESS OBJECTIVES

The principal business carried on and intended to be carried on by the Company is the acquisition and exploration of natural resource properties. The Company intends on expending its existing cash resources to carry out exploration on its mineral properties, to pay for administrative costs during the fiscal year ending December 31, 2006, and for working capital. The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.

No capital expenditures were made by the Company during the 2003, 2004 and 2005 fiscal years other than expenditures relating to the Company's mineral property interests. See "Item 4. Information on the Company - Business Overview - Exploration Expenditures."

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for precious and base metals. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since March 2003, the Company has proceeded to enter into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, U.S.A. In addition, the Company has acquired interests in properties located in Chile adjacent to the Company's Mogote properties. These Chilean properties were staked to add to the Mogote property in Argentina. The Mogote property is located near the border of the two countries. The Chilean properties are being held by the Company's wholly owned Chilean subsidiary. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project." See "Item 4. Information on the Company - Property, Plant and Equipment".

EXPLORATION EXPENDITURES

During fiscal 2005 the Company incurred approximately $389,035 (including approximately $143,500 which is attributed to 300,000 shares issued by the Company) for mineral property acquisition costs and incurred approximately $1,005,831 for exploration costs on its mineral property interests.

During fiscal 2004 the Company incurred approximately $388,739 (including approximately $329,250 which is attributed to 425,000 shares issued by the Company) for mineral property acquisition costs and incurred approximately $941,980 for exploration costs on its mineral property interests.

During fiscal 2003 the Company incurred $507,042 (including $270,000 which is attributed to 600,000 shares issued by the Company) for mineral property acquisition costs and $177,217 for exploration costs on its mineral property interests.

EXPLORATION BUDGET

See "Item 4. Information on the Company - Plan of Operation."

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report the Company has not generated any revenues from its mineral properties.

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has three wholly-owned subsidiaries, Recursos de los Andes S.A.C., a Peruvian company which became active in December 2004, Amera Resources (US) Inc., a Nevada, USA company, which was incorporated on February 2, 2005 and Amera-Chile Sociedad Contractual Minera, a Chilean company which was formed in May 2005.

Amera Resources (US) Inc. was formed to hold the Company's interests in its Nevada properties. The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.

Recursos de los Andes S.A.C. was formed to hold the Company's interests in its Peruvian properties. The Company owns all of the outstanding voting and equity interests in Recursos de los Andes S.A.C.

Amera-Chile Sociedad Contractual Minera was formed in May 2005 to hold the Company's interest in its Chilean properties. The Company owns all of the outstanding voting and equity interests in AMERA-Chile Sociedad Contractual Minera.

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

PRINCIPAL OFFICES

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's registered office is located at #709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6 and its phone number is 604-687-1828.

On September 1, 2002 the Company began sharing office facilities, capital assets and personnel with IMA. Effective January 1, 2005, the Company entered into an agreement with Grosso Group pursuant to which the Grosso Group provides offices and administrative and management services to the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

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

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of June 19, 2006, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

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

----------------------------------------------------------------------------------------------------------
  CLAIM NAME &     CLAIM                        HECT-                  EXPIRY      WORK/PAYMENT
   COUNTRY         NUMBER       CLAIM TYPE      ACRES     OWNER         DATE         REQUIRED
----------------------------------------------------------------------------------------------------------
MOGOTES          338579-R-92      CATEO         2259     IMA USA          N/A    $2000 pesos
(Argentina)                                                                      payment after
                                                                                 concession granted
----------------------------------------------------------------------------------------------------------
ADELA # 1        425-098-A-2000   DISCOVERY     2000     N. Arturo        N/A    No payment for 3 years;
(Argentina)                                                                      afterward $800 peso per
                                                                                 year per 100 hectares
----------------------------------------------------------------------------------------------------------
MOGOTES NORTE    520-0275-R097    DISCOVERY     1650     R. Viviani       N/A    No payment for 3 years;
(Argentina)                                                                      afterward $800 peso per
                                                                                 year per 100 hectares
----------------------------------------------------------------------------------------------------------
MOGOTES SUR      520-0274-R-97    DISCOVERY     2100     R. Viviani       N/A    No payment for 3 years;
(Argentina)                                                                      afterward $800 peso per
                                                                                 year per 100 hectares
----------------------------------------------------------------------------------------------------------
MOGOTE 1         156.277-S-76     MINA            48     IMA USA          N/A    $480 peso per year
(Argentina)                                                                       canon
----------------------------------------------------------------------------------------------------------
MOGOTE 9         156.285-S-76     MINA            48     N. Arturo        N/A    $480 peso per year
(Argentina)                                                                       canon
----------------------------------------------------------------------------------------------------------
MOGOTE 14        156.290-S-76     MINA            48     IMA USA          N/A    $480 peso per year
(Argentina)                                                                       canon
----------------------------------------------------------------------------------------------------------
MOGOTE 4         156.280-S-76     MINA            48     IMA USA          N/A    $480 peso per year
(Argentina)                                                                      canon
----------------------------------------------------------------------------------------------------------
MOGOTE 5         156.280-S-76     MINA            48     IMA USA          N/A    $480 peso per year canon
(Argentina)
----------------------------------------------------------------------------------------------------------
Tronquito 1              -        Concesion de   200     Amera Chile      N/A    US$220 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 2              -        Concesion de   200     Amera Chile      N/A    US$220 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 3              -        Concesion de   300     Amera Chile      N/A    US$330 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 4              -        Concesion de   100     Amera Chile      N/A    US$110 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 5              -        Concesion de   200     Amera Chile      N/A    US$220 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 6              -        Concesion de   300     Amera Chile      N/A    US$330 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------

AGREEMENTS

Under an option agreement dated June 7, 2000 among IMA, IMASA and Nestor Arturo, as amended August 3, 2000, and September 1, 2000, IMA had the right to acquire a 100% interest in the property by making cash payments totaling US$280,000. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. The final underlying option payment was paid on June 6, 2005. The vendors also will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000.

The Company, IMA and IMASA signed a letter of Intent on March 6, 2003, as amended September 30, 2003, pursuant to which the Company could earn an undivided 51% interest in the Mogote Property. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, effective July 7, 2004. To earn a 51% interest in the property, the Company must issue 1,650,000 common shares to IMA (now Golden Arrow) and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years. The Company has issued 450,000 shares, at a recorded cost of $203,000 and is proceeding with work expenditures.

The Company agreed to reimburse IMA (now Golden Arrow) for past payments made and expenditures which had been incurred by IMA on the Mogote Property. On September 30, 2003, the Company, IMA and IMASA entered into an amendment to the March 6, 2003 agreement. The amendment provided that the amount of the expense reimbursement as of September 30, 2003 was $192,952 and provided that the Company would be the operator of the Mogote property. As at December 31, 2003, the Company had reimbursed IMA and IMASA $192,952 and $4,902 remained outstanding and was included in amounts payable. As of June 30, 2004, the remaining $4,902 had been paid. As at December 31, 2003 the Company had issued 100,000 of its common shares to IMA at a recorded amount of $45,000. In July 2004 the Company issued 100,000 shares to IMA/Golden Arrow with a deemed value of $40,000. In June and July of 2005 the Company issued 250,000 shares to Golden Arrow with a deemed value of $118,000.

On April 8, 2004, the Company, IMA and IMASA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (which have been issued, at a deemed price of $279,000) and expending an aggregate of US$3 million on exploration expenditures over a three year period. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. See "Item 4. Information on the Company - History and Development of the Company."

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

As of December 31, 2005 the Company had expended $891,062 in acquisition costs and $1,242,942 in exploration expenses on the Mogote Property. See "Item 4. Information on the Company - Plan of Operation."

Subsequent to December 31, 2006, the Company appointed a special committee of independent directors to re-negotiate the terms of the Mogote property option agreement with Golden Arrow. According to the resolutions adopted by both companies Boards, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the Amera from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

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

The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an internationally recognized assay service provider. The Company has no current plans to conduct exploration on the property and has not budgeted any funds for further work at this time.

OTHER PROPERTIES

ESPERANZA PROJECT

On August 24, 2004 the Company signed a Letter of Intent with Arcturus Ventures Inc. to purchase up to an 80% interest in the Esperanza property. The 4,000 hectare Esperanza property is located in the province of La Union in the department of Northern Arequipa and is approximately 600 kilometres southeast of Lima. See Map B. Access to the property from the city of Arequipa is via paved road to Chuquibamba followed by a well-maintained loose gravel surface road to Cotahuasi and finally Puica. From Puica the property is approximately 4 hours on horseback. The nearest electrical grid is to Puica, a distance of approximately 3 kilometres from the property boundary. An alternative way to access the property is via a new power line road located approximately 15 kilometres to the east of the property. From Orcopampa the power line road can be accessed and a four-wheel drive trail can be navigated to within 800 metres of the southeastern corner of the property.

An initial 55% interest in the Esperanza project may be earned by incurring $750,000 in work expenditures over three years, issuing 250,000 common shares (75,000 shares issued with a deemed value of $37,750) and making a one-time payment of $40,000 to Arcturus (paid). By taking the property up to the bankable feasibility stage within three years of earning the initial 55% interest and issuing a further 260,000 shares, the Company may earn an additional 25% interest. The TSX Venture approvedthe Letter of Intent on September 1, 2004. In order to maintain the 4,000 hectare property in good standing a cannon payment of US$12,000 per annum must be paid to the Peruvian Government.

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

On February 28, 2005 the Company announced that it had staked an additional 12,000 hectares of ground tying on to the western side of the Poracota Gold Project and extending westwards to the Esperanza Property.

In June 2005 the Company commenced a surface exploration program the first phase of which comprised a total of 23 line kilometres of pole-dipole Induced
Polarization (IP)/resistivity and ground magnetics surveying over the Zona Ventana and Zona Afuera targets carried out by Quantec Geoscience (Peru) S.A.C.. Grid lines were oriented east-west and spaced 100m apart. At Zona Ventana twelve 1km lines crossing the anomaly were surveyed, as well as a north-south tie-line. At Zona Afuera three 1.5 km lines, a single 1km line, with 100m spacing, and a north-south tie-line were surveyed.

Three large-scale geophysical features were defined by the IP/resistivity survey at Zona Ventana: 1) a north to northeast-trending, resistivity low, Anomaly 1, which underlies the western half of the survey grid and correlates with the horizontal trace of the main altered/mineralized zone at Ventana. Resistivity values within this zone range from 4.6 to 16 ohm-m. The uppermost portion of this anomaly exhibits higher resistivity; 2) a sub-horizontal resistivity high, Anomaly 2, which occurs at shallow depths over the eastern half of the grid and likely relates to the presence of largely unaltered ash flow tuffs. Resistivity values within this zone range from 46 to 200 ohm-m; and 3) a sub-horizontal, unexplained chargeability anomaly, Anomaly 3 which underlies Anomaly 2. Chargeability values within this zone range from 8.5 to 21.0 mV/V.

Detailed mapping, coupled with IP/resistivity data suggest mineralized zones at Zona Afuera are localized on the western margin of a rhyolite flow-dome complex. The data shows a flat-lying zone of high-resistivity connected to a sub-vertical high-resistivity domain located immediately east of the eastern surface gold anomaly. This pattern is characteristic of siliceous flow-dome complexes; the sub-vertical domain of high-resistivity representing the feeder-structure or dome. The area of the dome is covered by glacial and post-glacial sands, however, boulders of rhyolite and pumice are widespread at surface in the area.

Between August and November of 2005 several campaigns of surface exploration have focused on conducting further sampling, hand trenching and mapping of Zona Ventana and Zona Afuera, collecting silt samples from all drainages on the property and prospecting and sampling the large newly-staked 12,000 hectare area between the Esperanza property and the Poracota Gold Project. The Company is currently considering its options for the continuing evaluation of the Esperanza property now that all of the data from the 2005 field programs has been compiled.

The eastern portion of the Esperanza property is accessible by four-wheel drive vehicle and exploration can be conducted year-round. A new high-tension power line passes close to the expanded eastern property boundary. Work on the Esperanza project has been carried out under the supervision of Qualified Persons John A. Brophy, P.Geo. and Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Amera's Vice-President Exploration. All assays and analyses reported were completed by ALS Chemex Laboratories,an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada ("ALS Chemex").

The Company is unable to determine the costs of a feasibility study, or even if such a study is warranted, until substantially more information is available. There are no assurances that the Company will be able to bring the property to the bankable feasibility stage.

As of June 19, 2006, the Company had spent approximately $566,000 on the Esperanza property. See "Item 4. Information on the Company - Plan of Operation."

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

The Company announced in July 2005 that it had optioned the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. Two high priority target zones have been identified on Cruz de Mayo: Fatima and a porphyry copper-gold zone.

To earn the interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $15,000 paid) and incur US $1,500,000 expenditures over the four years as follows:

                  EXPLORATION
                  EXPENDITURES          DATE
                      US $

                       50,000           May 11, 2006
                      200,000           May 11, 2007
                      500,000           May 11, 2008
                      750,000           May 11, 2009
                  ----------
                   1,500,000
                  ==========

The Company did not meet the expenditure requirement of US$50,000 by May 11, 2006 due to not being able to gain access to the property. The Company is in the process of re-negotiating the terms of the agreement and gaining access to the property.

FATIMA GOLD TARGET

Fatima is a bulk tonnage target with potential for bonanza-grade veins as it comprises multiple higher-grade gold bearing shears and veins enveloped by lower-grade material. The zone occurs in a northwesterly-oriented trend of alteration and veining which is at least 1.2 kilometres in length and up to 600 metres wide. Within this target area, historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. The structures are strongly oxidized at surface and all sulphide minerals have been leached. Results reported in the table below were collected within an area measuring 550m by 450m.

----------------------------------------------------------------------------------------
ZONE           SAMPLE          SAMPLE      TRENCH [T]     AU      AG       PB       CU
                TYPE            [m]         PANEL [P]   [ppm]   [ppm]      [%]      [%]
----------------------------------------------------------------------------------------

Fatima Zone     Chip            1.0m         FZ-T1     14.35     43.9    1,980     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Chip            0.5m         FZ-T2      8.36     12.1      156     0.06
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.5m         FZ-T3      2.90     11.7      870     0.08
              including         0.2m                   24.80    143.0      838     0.52
              including         3.6m                    4.69     17.3      473     0.14
----------------------------------------------------------------------------------------
Fatima Zone     Chip            8.0m         FZ-T4      0.91     25.6    5,400     0.07
----------------------------------------------------------------------------------------
Fatima Zone     Chip            6.0m         FZ-T5      0.42     20.0    2,573     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Chip           10.0m         FZ-T6      0.35      1.4      297     0.04
----------------------------------------------------------------------------------------
Fatima Zone     Chip           14.0m         FZ-T7      0.29      2.8    1,256     0.03
----------------------------------------------------------------------------------------
Fatima Zone     Chip            9.0m         FZ-T8      0.17      9.5    4,150     0.15
----------------------------------------------------------------------------------------
Fatima Zone     Chip            7.0m         FZ-T9      0.14      1.3    1,120     0.02
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P1      1.86     14.0      215     0.05
----------------------------------------------------------------------------------------
Fatima Zone     Panel       10.0 x 20.0m     FZ-P2      0.43      8.0      148     0.09
----------------------------------------------------------------------------------------

Central Zone Porphyry Copper-Gold Target

The Central Zone bulk-tonnage porphyry Cu-Au target is located in the south-central part of the property. Malachite-stained copper-bearing sandstone has been mapped over an area of approximately 300 metres by 700 metres. Several gold-bearing shears which cut the copper-bearing sandstone were historically mined for gold in this area. Sample results reported below were collected from outcrops and historical trenches within a surface area measuring 300m by 500m.

--------------------------------------------------------------------------------
ZONE          SAMPLE TYPE       SAMPLE           TRENCH [T]       AU         CU
                                  [M]             PANEL [P]     [PPM]        [%]
--------------------------------------------------------------------------------

Central Zone       Chip          23.0m              CZ-T1        0.07       0.28
Central Zone      Panel        5.0 x 5.0m           CZ-P1        2.87       0.02
Central Zone      Panel        5.0 x 5.0m           CZ-P2        0.01       1.81
Central Zone      Panel       10.0 x 10.0m          CZ-P3        0.32       0.12
Central Zone      Panel        1.0 x 3.0m           CZ-P4        0.51       0.10
--------------------------------------------------------------------------------

Subsequent to satisfactory completion of a community relations program in early 2006, soil auger geochemical surveys are planned to cover the areas of the Fatima and Central zones to identify extensions and buried anomalous areas for trenching and subsequent drill testing. Simultaneously a program of detailed geological and structural mapping and further rock sampling will be carried out over the mineralized zones to delineate controls to mineralization. As well a systematic evaluation of the unexplored southwest and northern part of the property will be carried out.

Work on the Cruz de Mayo property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person. All assays from the Cruz de Mayo property were carried out by ALS Chemex.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

In October 2005 the Company announced that it acquired by staking the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. The 1700 hectare 100% Amera-owned property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo gold-copper project near the town of Velille. Both properties are located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

The Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc. is located 20km to the east; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 50km to the southwest; while BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 60km to the southeast.

Tabulated preliminary sample results from surface sampling of the Acero property are presented below.

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

     Chip              4.0           T1         0.55     0.01      0.2       4
     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5
     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------

Claims were held in the Acero area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

Several phases of intrusive have been mapped on the property including dacite, micro-diorite and granodiorite; the majority of mineralization and alteration identified to date is hosted by dacitic intrusive. Quartz stockwork, with individual veinlets up to 3cm wide, is widespread in the southwest portion of the mineralized area. Copper mineralization identified on surface on the Acero property appears to be open to the southeast of current mapping and sampling coverage. Subsequent to satisfactory completion of a community relations program in early 2006 Amera is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person. All assays from Acero were carried out by ALS Chemex.

FUYANI COPPER-GOLD PROPERTY, DEPARMENT OF CUSCO, PERU

Acquisition of the Fuyani copper-gold property by staking was announced on April 24, 2006. The property is located 40km north of Santo Tomas in the Department of Cusco. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper belt. The property lies 40km NW of the Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast. Only 4 rock samples have been collected from the property to date.

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN, PERU

In October 2005 Amera applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formerly granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.; a finders-fee has been paid to an arms-length individual in connection with the identification of this target.

A total of 18 rock samples have been collected from the property to date with assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 ppm silver. At the Discovery Outcrop area a series of contiguous chip samples averaged 0.80% Cu and 10 ppm silver over 80m. Included within the 80-metre interval mentioned above were two non-adjacent 10-metre intervals assaying 2.69% copper and 24.4 ppm silver and 1.38% copper and 26.2 ppm silver (see Table 1). Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

--------------------------------------------------------------------------------
  SAMPLE
  NUMBER      LOCATION                TYPE     INTERVAL         CU         AG
                                                 (m)            (%)      (g/t)
--------------------------------------------------------------------------------
  246006      Discovery Outcrop       chip       10.0           1.38      26.2
  246005      Discovery Outcrop       chip       10.0           0.54       7.6
  246008      Discovery Outcrop       chip       10.0           0.22       1.3
  246003      Discovery Outcrop       chip       10.0           0.05       0.3
  246002      Discovery Outcrop       chip       10.0           0.46       3.6
  246001      Discovery Outcrop       chip       10.0           0.06       0.4
  246200      Discovery Outcrop       chip       10.0           2.69      24.4
  246241      2.4km SSW of D.O.(*)    chip        0.7           2.89      99.2
  246242      1.6km SSW of D.O.(*)    chip        0.3           1.65       1.5

(*)D.O. equals Discovery Outcrop
--------------------------------------------------------------------------------

Chip samples collected at the Merce Showing, located 700m northwest and on trend from the Discovery Outcrop, assayed 0.46% copper and 9.4 g/t silver over 9.5m. This 9.5m interval is comprised of three consecutive chip samples, including:
0.18% copper and 4.2 g/t silver over 4.0m, 1.7% copper and 25.1 g/t silver over 1.0m and 0.43% copper and 10.6 g/t silver over 4.5m.

The area surrounding the discovery outcrop is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. A total of 275 soil samples were collected at 12.5 to 25m intervals along lines spaced approximately 100m apart. A 2.25km long and up to 700m wide northwest-oriented copper-silver soil anomaly is centred on the discovery outcrop. Soil values range from 3 to 3,230 ppm copper (0.32% copper) and from <0.2 ppm to 4.7 ppm silver; the anomaly is open along strike in both directions and to the north (see map on Amera website).

The Cocha property hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag) in the Upper Peninsula of Michigan. The Cocha property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. The property is road-accessible and averages 4400m above sea level.

Due to the high quality copper-silver target that has been identified by the preliminary exploration work on the Cocha property, permitting has commenced to extend road access to the main showing area and to conduct a preliminary trenching and drilling program as soon as possible. Meanwhile, further expansion of the soil grid, detailed rock sampling and geological mapping will be carried out to identify additional targets on the property.

Analyses for the samples for Cocha were performed by ALS Chemex. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person and reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, also a Qualified Person.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN, PERU

On May 8, 2006 the Company announced that it had been granted the 5,800 hectare Mitu concession covering a high grade copper-silver target in the Department of Junin, Peru. Amera holds a 100% interest in the Mitu property, acquired by direct staking. The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons.

A total of 10 stream sediment samples were collected in the Mitu Project area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

The Company is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to evaluate the Mitu property and delineate targets for more advanced exploration.

Analyses for the samples from Mitu were performed by ALS Chemex. Work on Mitu was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person. Technical information from the property was also reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person.

NEVADA, USA, PROPERTIES

In March 2005, pursuant to an agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada. See Map C. Mr. Jones, as agent for the Company, staked the claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004. Mr. Jones is an arm's length, third party. Mr. Jones transferred the Hills and Roy claim groups to Amera Resources (US) Inc. and these Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.

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

As of the date of this annual report, the Roy and Hills claim blocks are without known reserves.

On June 12, 2006 the Company announced that it has signed a Letter of Intent to option to Astral Mining Corporation its Roy and Hills properties. Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility stage, within three years. This Letter of Intent is subject to TSX Venture approval, upon which Astral must issue the first 100,000 shares to the Company.

CHUBUT PROPERTIES

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

As of June 19, 2006, the Company has spent $225,000 in acquisition costs (represented by the deemed value of the common shares issued) and had not incurred any exploration expenses on the Chubut properties. See "Item 4. Information on the Company - Plan of Operation." During 2005 the Company wrote off $225,000 Chubut properties representing the fair value of the shares issued upon acquisition of the properties. The Company decided to write off these properties as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. The Company continues to hold the legal title to these properties.

At the time the Company acquired the Chubut Properties, the Company intended to explore the properties for mineralization; however, the provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. As a result, the Company has decided not to proceed with any exploration work on these properties until changes in mining laws in Chubut Province have been clarified. The Company does not know if, or when, such clarification will occur; therefore, the Company has not budgeted any funds for exploration of these properties for the fiscal 2006 period.

PLAN OF OPERATION

As  of  June  19,  2006,  the  Company  had  working  capital  of  approximately
$1,400,000.

Reconnaissance programs designed to identify properties for staking in high potential mineral belts in Peru are ongoing and the projected budgets for these programs may be adjusted up or down dependent on results. In addition, the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions and has an active property review program. As prospective opportunities are identified from this program, additional funds may be allocated to acquisitions and exploration work based on the recommendations of management and the board of directors.

In January 2005 the Company commenced a Phase II drilling program on the Mogote Property. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project." The Company has not budgeted for any exploration programs on the Mogote Project during the balance of 2006 and is actively seeking joint venture partners to advance the project.

Preliminary surface exploration comprising prospecting, geological mapping, rock, soil and silt sampling was carried out in late 2005 and early 2006 on the Cocha copper-silver property, granted to the Company in March 2006, in Junin Department 200km to the east of Lima. Early results from the work on the Cocha property indicate a significant zone of near-surface sediment-hosted copper-silver mineralization is present and a Phase I drill program has been planned and permitted. Currently the Company plans to initiate a 2000m drill program in mid-2006 to test the Discovery Outcrop area.

During the period June to October, 2005 the company carried out surface exploration comprising prospecting, geological mapping, rock sampling, soil sampling and stream sediment sampling and ground geophysics over the Esperanza gold property. The company is currently deciding on the appropriate scope of program to carry out in 2006 and has budgeted $250,000 to carry out the work.

Exploration carried out during 2005 has identified two zones of mineralization on the Cruz de Mayo gold-copper property in Cuzco Department, Peru. The company plans to carry out a detailed soil and rock sampling program, ground geophysics and, dependant on results, a preliminary drill test of the property. A total of $300,000 has been budgeted for this work.

A total of $160,000 has been budgeted to advance other properties the Company currently has in its portfolio through surface exploration programs for the remainder of 2006.

Reconnaissance and evaluation activities aimed at identifying properties to acquire by direct staking or through agreements with third parties are planned to continue through the first half of 2006 in Peru. In addition the Company will be continually evaluating submittals and other exploration opportunities as they arise. It is the aim of the Company to acquire additional properties over the next year, primarily in Peru or Chile. The Company has budgeted $350,000 for these activities during fiscal 2006. Management may have to make adjustments to the budget throughout the year, dependant upon exploration results and/or acquisition opportunities.

The table below sets forth the Company's exploration budget for the fiscal 2006 period.

--------------------------------------------------------------------------------
                        LOCATION     JANUARY-MAY     JUNE-DECEMBER       TOTAL
--------------------------------------------------------------------------------
Cocha         Cu-Ag       Peru         $15,000          $335,000       $350,000
Esperanza      Au         Peru          $5,000          $245,000       $250,000
Cruz de Mayo  Au-Cu       Peru         $20,000          $280,000       $300,000
Other Peru Properties     Peru         $30,000          $130,000       $160,000
Peru Generative and
     Acquisitions                     $100,000          $150,000       $250,000
Other Evaluations                      $50,000           $50,000       $100,000
--------------------------------------------------------------------------------
TOTAL                                 $220,000        $1,190,000     $1,410,000
================================================================================

The Company does not believe it has sufficient financial resources to conduct all of the planned exploration of its mineral property interests and to fund its ongoing overhead expenses during the 12 months from January 1, 2006 to December 31, 2006. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

                                      MAP A

                    [MAP OF THE SAN JUAN PROVINCE, ARGENTINA
                   SHOWING THE LOCATION OF THE MOGOTE PROJECT

          [Also showing the towns of Calingasta , Rodeo, Villa Union, and San Agustin del Valle Fertil]]

     AVAILABLE FOR VIEWING AT THE COMPANY'S WEBSITE: www.ameraresources.com

                                      MAP B

                      [MAP OF THE AREQUIPA DEPARTMENT, PERU
                 SHOWING THE LOCATION OF THE ESPERANZA PROPERTY]

  [Also showing the cities/towns of Arequipa, Chivay, Chuquibamba Vitor, etc.]

     AVAILABLE FOR VIEWING AT THE COMPANY'S WEBSITE: www.ameraresources.com

                                      MAP C

                 [LOCATION MAP OF THE ROY AND HILLS PROPERTIES,
                        NYE COUNTY, NEVADA, USA SHOWING
                  THE LOCATION OF THE ROY AND HILS PROPERTIES]

          [Also showing Mineral County, Esmeralda Count and Nye County as well as the cities/towns of Gabbs, Round Mountain and Tonopah]

AVAILABLE FOR VIEWING AT THE COMPANY'S WEBSITE: www.ameraresources.com

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 8 of the Company's audited financial statements for the years ended December 31, 2005, 2004 and 2003 which are included herein. The noon rate of exchange on June 19, 2006, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.1232 (US$0.8903 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation. The Company does not engage in hedging activities.

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

The Company is an exploration stage company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property. The Company has been focusing on conducting an exploration program on the Mogote Property in Argentina and on Esperanza Property in Peru. The Company's material mineral property interests are located in Argentina, Peru and in US. The Company is currently reviewing other mineral property interest opportunities in South and North America and has budgeted approximately $250,000 for fiscal 2006 for generative exploration program. During December 2004, the Company staked the Roy and Hills claim blocks in Nevada. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties." During 2005 and the beginning of 2006 the company staked or optioned Cruz de Mayo, Fuyani, Mitu, Acero and Cocha properties in Peru. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties."

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005, the Company reported a net loss of $1,434,551 ($0.09 per share), an increase in loss of $560,219 from the $874,332 loss ($0.07 per share) for the year ended December 31, 2004.

A total of $1,187,928 of general and administrative costs were incurred for the year ended December 31, 2005 compared to $863,499 for the year ended December 31, 2004. Significant expenditures were incurred in the following categories:

     - Corporate development and investor relations of $182,702, compared to $151,739 during 2004, is comprised of costs related to investor relations, investor conferences and general corporate information.
     - General exploration costs of $199,264 were incurred during 2005 (2004 - $18,318) as the Company expanded its generative exploration activities in Peru and in the US.
     - Management fees of $73,500 were paid to the President of the Company pursuant to an employment agreement compared to $72,400 during 2004.

     - Office and sundry expenses were $92,724 during 2005 compared to $51,173 during 2004 as a result of the increase in activity in 2005.

     - Rent of $73,573 increased by $44,062 from $29,511 rent paid in 2004 to IMA. The rent expense in 2005 represents allocation of fees from the Grosso Group.
     - Salaries of $294,170 represent allocation of fees paid to the Grosso Group during 2005 and salaries paid to employees in Peru office, compared to $154,074 during 2004. Total fees of $377,410 was incurred by the Company from the Grosso Group during 2005 compared to $108,390, which was paid to IMA for rent, salaries and administrative services during 2004.
     - Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants during 2005 compared to $131,805 the estimated fair value of the stock options granted during 2004. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate.
     - Write off of mineral properties consists of the $225,000 write off of Chubut properties, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. These properties located in Western Chubut Province of Argentina are subject to an ongoing government moratorium on exploration activities.

During the year ended December 31, 2005 the Company capitalized $801,830 of expenditures on the Mogote Property, $341,402 on the Esperanza property, $31,687 on Korimarca property, $55,448 on Cruz de Mayo property, $25,655 on Cocha property, $40,879 on Walker Lane property and $42,841 on other properties.

FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2003

The Company reported a net loss of $874,332 in 2004 ($0.07 per share), an increase in loss of $468,576 from the $405,756 loss ($0.08 per share) for the year ended December 31, 2003.

General and administrative costs in 2003 were nominal as the Company had just negotiated a number of mineral property agreements and had not yet commenced significant corporate or exploration activities. In addition, the Company did not commence its efforts to begin its initial public offering until the second quarter of 2003. A total of $408,3852 of general and administrative costs were incurred in 2003. The 2004 period represents the first full year since the Company completed its initial public offering and became a publicly-traded company. A total of $863,499 of general and administrative costs were incurred in the year ended December 31, 2004. Significant expenditures were incurred in 2004 in the following categories:

     - Corporate development and investor relations ($151,739) comprise of a monthly fee of $7,500 paid to Raven Capital for market awareness and investor relations for January to April. The arrangement with Raven Capital was terminated in April. Ridgecrest Capital S.A. was retained to provide consulting services for the Company with European investors and was paid fees of $18,305. The arrangement with Ridgecrest Capital was terminated effective December 31, 2004. Attendance at investment conferences was a cost of $30,100. The remaining corporate development and investor relations costs in fiscal 2004 was comprised of costs related to general corporate information and fees paid to consultants to assist the Company with its finanicngs.
     - Management fees ($72,400) represents fees charged by the President of the Company pursuant to an employment agreement.
     - Professional fees ($48,200) include accounting and consulting fees for market research.
     -   Legal  fees  ($63,058)  have  increased  due to  costs  related  to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
     - Salaries ($154,074) consists mainly of fees that were paid to IMA for the provision of personnel under a cost sharing arrangement and salary plus $25,000 relocation allowance paid to the Company's Vice President, Exploration. A total of $108,390 was paid to IMA for rent and administrative services.
     - Office and Sundry ($51,173) is comprised mainly of printing costs of $20,803, telephone expense of $8,837 and other office expenses.
     - Travel ($47,018) principally related to attendance at conferences and presentations.
     - Advertising ($60,745) included costs to prepare materials for potential and existing shareholders.
     - Stock-based compensation ($131,805) is the estimated fair value of stock options granted to employees, directors and consultants.

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

During 2004, the Company completed a number of private placements of common shares to raise gross proceeds of $2,891,350, of which $658,350 had been received by the Company at December 31, 2003. The Company also received a further $244,900 from the exercises of warrants and an option.

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

During 2003, the Company reported a loss of $405,756, an increase of $379,498, compared to a loss of $26,258 in 2002. General and administrative expenses of $408,352 was reported in 2003, a significant increase of $381,738 from $26,614 in 2002. The Company was inactive from its inception on April 11, 2000 until late in 2002, when it commenced raising equity financing. Activities continued in earnest in 2003 as the Company conducted a number of financings, negotiated mineral property acquisition agreements and successfully completed an initial public offering and listing on the TSX Venture. Accordingly, significant costs were incurred in 2003. The Company incurred accounting, audit, legal and professional fees with respect to the review of property acquisitions, general corporate matters and increased activities. Advertising, office and travel expenses were incurred on the implementation of a market awareness program and investor relations. The Company also incurred management fees of $25,000 for services rendered by the President of the Company. In addition, during 2003 the Company recorded a non-cash charge of $252,000 attributed to the granting of stock options to employees, directors and consultants. The compensation charge is an estimate of the fair value of the stock options based on the Black Scholes model using assumptions and estimates.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2005 was $522,327, a decrease of $1,156,905 from December 31, 2004. Total assets increased to $3,843,389 at December 31, 2005 from $3,754,341 at December 31, 2004. This increase is mainly due to the increase in carrying value of exploration properties offset by $225,000 write off of Chubut properties and decrease in cash balance.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its operations through the sale of its equity securities. During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

The Company also received a further $326,649 from the exercises of warrants and $8,250 from the exercise of stock options during 2005.

On January 30, 2006 the Company completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008.

Subsequent to December 31, 2005 the Company has requested and was granted permission by TSX Venture to amend the exercise price for 2,750,000 of $1.20 warrants with the March 24th and March 31st, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

Subsequent to December 31, 2005 the Company issued 1,194,500 common shares for $716,700 on the exercise of warrants.

The Company considers that it has adequate resources to maintain its ongoing operations and current property commitments for the ensuing year but does not have sufficient working capital to fund all of its planned exploration work. The Company will continue to rely on successfully completing additional equity financing to further exploration of its existing and new properties in Americas. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of the Company's interest in one or more of its mineral claims.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                       -----------------------------------------
                                                  PAYMENTS DUE BY PERIOD(2)
                                       -----------------------------------------
                                       LESS THAN     1-3        3-5    MORE THAN
                             TOTAL      1 YEAR      YEARS      YEARS    5 YEARS
--------------------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS(1)  $402,000    $402,000      -          -         -
--------------------------------------------------------------------------------
TOTAL                       $402,000    $402,000      -          -         -
================================================================================

(1) The payments shown are monthly fees to Grosso Group for the administrative and management services. See "Item 6 - Directors, Senior Management and Employees - Management Contracts".
(2)  As of December 31, 2005.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                PERIOD OF
NAME, POSITION AND                           DIRECTOR, OCCUPATION DURING              SERVICES AS A
COUNTRY OF RESIDENCE                         THE PAST FIVE YEARS(1)                   DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                               President, CEO and Director of           April 2000
President, Chief Executive Officer           the Company.  VP, North
and Director                                 America Corporate Development
(resident of Vancouver, BC, Canada)          of IMA Exploration Inc. since
Age 39                                       June 2005.  Director and
                                             Corporate Secretary of Golden
                                             Arrow Resources Corporation
                                             since 2004.
------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                                Director, President and CEO of           February 2004
Chairman and Director                        IMA Exploration Inc. since
(resident of Burnaby, BC, Canada)            February 1990.
Age 68
------------------------------------------------------------------------------------------------------

JERRY A. MINNI                               Partner of Minni, Clark &                November 2002
Director                                     Company, Certified General
(resident of Vancouver, BC, Canada)          Accountants since 1988;
Age 44                                       Director and CEO Raytec
                                             Development since 1992.
------------------------------------------------------------------------------------------------------

ROBERT COLTURA                               Businessman/Consultant, has              August 2002
Director                                     been President of Matalia
(resident of Langley, BC, Canada)            Investments Ltd. since Oct.
Age40                                        1993,
------------------------------------------------------------------------------------------------------

LINDSAY BOTTOMER                             VP Corporate Development,                February 2004
Director                                     Entree Gold Inc., Nov. 2005 -
(resident of North Vancouver, BC, Canada)    Present.  President Souther
Age 57                                       Rio Resources, June 2001-Nov.
                                             2005.
------------------------------------------------------------------------------------------------------

ARTHUR LANG                                  Chief Financial Officer.                 March 2005
Secretary, CFO                               Director and officer of IMA
(resident of Vancouver, BC, Canada)          Exploration Inc. since April
Age 62                                       2004 and a Director and
                                             Officer of Golden Arrow
                                             Resources Corporation since
                                             June 2004. Consultant
                                             providing financial management
                                             services to various clients
                                             from 1999 to April 2004
                                             through Arthur G Lang Inc., a
                                             private British Columbia company.
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                PERIOD OF
NAME, POSITION AND                           DIRECTOR, OCCUPATION DURING              SERVICES AS A
COUNTRY OF RESIDENCE                         THE PAST FIVE YEARS(1)                   DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------

DAVID TERRY                                  Director and VP, Exploration             March 2004
Vice President, Exploration                  of IMA May 2004 to present.
(resident of Maple Ridge, BC, Canada)        Director and VP, Exploration
Age 40                                       for Golden Arrow from July 2004
                                             to current. Regional geologist
                                             with the British Columbia Ministry
                                             of Energy and Mines in Cranbrook,
                                             British Columbia from May 2001
                                             to March 2004.
------------------------------------------------------------------------------------------------------

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

See "Item 3.  Key Information - Risk Factors."

The following table identifies, as of June 19, 2006, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

-------------------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR    NAME OF COMPANY                 DESCRIPTION OF BUSINESS     POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------------------

Nikolaos Cacos      IMA Exploration Inc.            Mineral Exploration         Vice President        June 2005 to present

                    Golden Arrow Resources Corp.    Mineral Exploration         Director              July 2004 to present
                                                                                Corporate Secretary   July 2004 to present
-------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR    NAME OF COMPANY                 DESCRIPTION OF BUSINESS     POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------------------

Joseph Grosso       IMA Exploration Inc.            Mineral Exploration         Director              February 1990 to present
                                                                                President & CEO       February 1990 to present

                    Golden Arrow Resources Corp.    Mineral Exploration         Director, Chairman    May 2004 to present
                                                                                President & CEO       May 2004 to present

                    Gold Point Energy Corp.         Mineral Exploration         Chairman, Director    April 2006 to present
-------------------------------------------------------------------------------------------------------------------------------

Jerry Minni         Raytec Development Corp.        Food Equipment              Director              February 1992 to present
                                                        Manufacturer            President             February 1992 to present

                    Global Sortweb.com Inc.         Software Development        Director              July 1998 to present
                                                                                CFO                   July 1998 to present

                    Avantec Technologies Inc.       Chemical Equipment          Director              June 1999 to present
-------------------------------------------------------------------------------------------------------------------------------

Lindsay Bottomer    Silver Quest Resources Ltd.     Mineral Exploration         Director              July 2001 to present

                    Entree Gold Inc.                Mineral Exploration         Director              June 2002 to present

                    Strategem Capital Corp.         Venture Capital             Director              June 2003 to present

                    Yale Resources Ltd.             Mineral Exploration         Director              December 2005 to present

                    Centrasia Mining Corp.          Mineral Exploration         Director              September 2005 to present
-------------------------------------------------------------------------------------------------------------------------------

David Terry         Golden Arrow Resources Corp.    Mineral Exploration         Director              July 2004 to present
                                                                                V.P. Exlporation      July 2004 to present

                    IMA Exploration Inc.            Mineral Exploration         Director              May 2004 to present
                                                                                V.P. Exploration      June 2004 to present

                    Astral Mining Corporation       Mineral Exploration         Director              March 2005 to present
-------------------------------------------------------------------------------------------------------------------------------

Robert Coltura      Matalia Investments Ltd.        Hospitality and Tourism     President             October 1993 to present
                                                        Consulting
-------------------------------------------------------------------------------------------------------------------------------
Arthur Lang         IMA Exploration Inc.            Mineral Exploration         Director              April 2004 to present
                                                                                Vice-President & CFO  April 2004 to present

                    Golden Arrow Resources Corp.    Mineral Exploration         Director              June 2004 to present
                                                                                Vice-President & CFO  July 2004 to present

-------------------------------------------------------------------------------------------------------------------------------

Each director's and officer's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

The Company is an exploration stage mining company. As such, management does not believe the Company requires full-time employees. The Company's needs will be dependent upon its level of exploration programs and financial condition. The officers and directors of the Company will devote as much time as is needed. See "Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd." and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005, the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President was paid $6,125 per month. During the three months ended March 31, 2006, the Company paid $21,375 (2005 - $18,375) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On May 1, 2006 the monthly fee increased to $7,292.

The Company does not have any retirement plans or benefits.

EXECUTIVE COMPENSATION

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2005, which has been released by the Company in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia).

SUMMARY COMPENSATION TABLE

Named Executive Officers mean the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $150,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2005, the Company had two Named Executive Officers, Mr. Nikolaos Cacos and Mr. Arthur Lang.

The following table (presented in accordance with the Regulations) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2005, 2004 and 2003 (to the extent required by the Regulations) in respect of the Named Executive Officer:


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                      --------    ------------------------------    ----------------------------    -------    ---------
                        YEAR                             OTHER                       RESTRICTED
------------------      ENDED                            ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND          DECEMBER                           COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION       31       SALARY      BONUS      SATION     SARS GRANTED(1)  SHARE UNITS    PAYOUTS      SATION
------------------    --------    ------------------------------    ----------------------------    -------    ---------
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

Nikolaos Cacos          2005      73,500        Nil        Nil              Nil          Nil          Nil          Nil
President and CEO       2004      72,400        Nil        Nil           50,000          Nil          Nil          Nil
                        2003         Nil     25,000        Nil          125,000          Nil          Nil          Nil

Arthur Lang             2005      13,402(2)     Nil        Nil              Nil          Nil          Nil          Nil
Secreatry & CFO         2004         Nil(3)     Nil        Nil              Nil          Nil          Nil          Nil
                        2003         Nil        Nil        Nil              Nil          Nil          Nil          Nil
------------------    --------    ------------------------------    ----------------------------    -------    ---------

NOTE:
(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(2) During the year 2005, Mr. Lang's total compensation from Grosso Group Management Ltd. (the "Grosso Group") was $94,667, of which $13,402 was allocated to the Company as part of the Grosso Group fees for the year.
(3) During the year 2004, Mr. Lang received his compensation from IMA Exploration Inc.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the financial year ended December 31, 2005 no option grants were made to the Named Executive Officers of the Company.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2005 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:

=======================================================================================================
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------          -----------     ---------------    -------------------    ---------------------

Nikoloas Cacos             Nil               Nil              175,000 / NA                Nil / NA
Arthur Lang                Nil               Nil                  Nil / NA                Nil / NA

=======================================================================================================

NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2005 of $0.54 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than the management agreement with Mr. Cacos, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

PENSION PLAN

The Company does not provide retirement benefits for directors or executive officers.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

NON-CASH COMPENSATION

No stock options were granted by the Company during the financial year ended December 31, 2005 to the directors who are not the Named Executive Officers of the Company:

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


=======================================================================================================
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------------    -----------     ---------------    -------------------    ---------------------

Directors as a group       Nil               Nil              325,000 / N/A               NA / NA
who are not Named
Executive Officers
=======================================================================================================

NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2005 of $0.54 per share, less the exercise price of in-the-money stock options.

EMPLOYMENT AGREEMENTS

Effective January 2, 2004, the Company entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Company. For 2004, Mr. Cacos was paid an aggregate of $72,400. The compensation amounts are adjusted annually and the aggregate for 2005 was $73,500. On May 1, 2006 the monthly fee increased to $7,292. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Company, a termination payment would include a bonus plus eighteen months' compensation.

David Terry's services to the Company are provided as part of the Company's agreement with the Grosso Group. Mr. Terry has entered into an agreement with the Grosso Group. Prior to January 1, 2005, Mr. Terry had a consulting agreement with the Company. See "Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd." and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Arthur Lang's services to the Company are provided as part of the Company's agreement with the Grosso Group. Mr. Lang has entered into an agreement with the Grosso Group. Prior to January 1, 2005, Mr. Lang's services to the Company were provided as part of the Company's agreement with IMA. See "Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd." and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

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

The Grosso Group is a private company which is owned by the Company, Golden Arrow Resources Corporation ("Golden Arrow"), IMA Exploration Inc. ("IMA"), Gold Point Exploration Corp. ("Gold Point") and Astral Mining Corporation ("Astral"), each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable prorating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of $377,410 to the Grosso Group plus a deposit of $95,000. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly. The deposits from the shareholder were used for the purchase of equipment and leasehold improvements and for operating working capital.

The Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement it will pay a termination fee equal to six-months basic administration charge.

It is anticipated that upon termination of the Administration Services Agreement, a shareholder company will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

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

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of June 19, 2006, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang, Nick DeMare and Manfred Kurschner. Mr. Grosso is an officer and director of the Company, a director and officer of IMA and a director and officer of Golden Arrow. Mr. Lang is an officer of the Company, a director and officer of IMA and a director and officer of Golden Arrow. Nikolaos Cacos is an officer of IMA, a director and officer of Golden Arrow and a director and officer of the Company. Nick DeMare is an officer and director of Gold Point. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies. Mr. Kurschner is a director of Golden Arrow and an officer and a director of Astral.

Each of the public company shareholders of the Grosso Group has its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

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

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of June 19, 2006.

--------------------------------------------------------------------------------
                                        SHARES AND RIGHTS
                                           BENEFICIALLY                PERCENT
TITLE OF CLASS     NAME OF OWNER       OWNED OR CONTROLLED(1)        OF CLASS(1)
--------------------------------------------------------------------------------

Common Stock       Nikolaos Cacos          1,643,532(2)                   8.4%
Common Stock       Joseph Grosso           1,845,491(3)                   9.4%
Common Stock       Robert Coltura            160,832(4)                   0.8%
Common Stock       Jerry Minni               126,549(5)                   0.6%
Common Stock       Lindsay Bottomer           60,000(6)                   0.3%
Common Stock       David A. Terry            160,000(7)                   0.8%
Common Stock       Arthur Lang                10,000(8)                  0.05%
--------------------------------------------------------------------------------
Total                                      4,006,404
================================================================================
NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from June 19, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 19,205,592 shares of common stock outstanding as of June 19, 2006.
(2) Includes the following shares, options and warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
     a.   1,177,032 shares held by Mr. Cacos;
     b.   67,000 shares held by Mrs. Cacos;
     c.   Options held by Mr. Cacos to acquire 175,000 shares;
     d.   Options held by Mrs. Cacos to acquire 24,500 shares;
     e. Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.65 per share, exercisable until February 2, 2008 See "Item 6.
          Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(3) Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
     a.   962,180 shares held by Mr. Grosso;
     b.   459,811 shares held by Mrs. Grosso;
     c.   33,500 shares held by Mr. Grosso in an RRSP account
     d.   Options held by Mr. Grosso to acquire 185,000 shares;
     e.   Options held by Mrs. Grosso to acquire 55,000 shares;
     f. Warrants held by Mr. Grosso to acquire 100,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
     g. Warrants held by Mrs. Grosso to acquire 50,000 shares at a price of $0.65 per share, exercisable until February 2, 2008 See "Item 6.
          Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4) Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura's wife):
     a.   96,332 shares held by Mr. Coltura
     b.   7,500 shares held by Mrs. Coltura
     c.   Options held by Mr. Coltura to acquire 50,000 shares;
     d. Warrants held by Mr. Coltura to acquire 7,000 shares at a price of $0.65 per share exercisable until February 2, 2008. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(5)  Includes the following shares, options and warrants held by Mr. Minni:
     a.   59,549 shares held by Mr. Minni
     b.   50,000 options; and
     c. Warrants held by Mr. Minni to acquire an additional 17,000 shares shares at a price of $0.65 per share, exercisable until February 2, 2008 See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6) Includes 10,000 shares held by Mr. Bottomer and options held by Mr. Bottomer to acquire 40,000 shares and warrants to acquire 10,000 shares at a price of $0.65 per share, exercisable until February 2, 2008. See "Item
     6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(7) Includes 40,000 shares held by Mr. Terry, options to acquire 100,000 shares and warrants to acquire 20,000 shares at a price of $0.65 per share, exercisable until February 2, 2008. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(8) Includes 5,000 shares held by Mr.. Lang and warrants to acquire 5,000 shares at a price of $0.65 per share, exercisable until February 2, 2008. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of June 19, 2006, the Company had entered into property acquisition or option agreements pursuant to which up to 1,635,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment
- Principal Properties - Mogote Project" and "Item 4. Information on the Company
- Property, Plant and Equipment - Other Properties - Esperanza Project."

Additionally, as of June 19, 2006, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 2,916,500 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

STOCK OPTIONS

The TSX Venture requires all TSX Venture listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meetings of shareholders of the Company held on June 22, 2005 and June 30, 2004, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). The Stock Option Plan approved June 30, 2004 replaced the Company's 2003 stock option plan. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

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

As of June 19, 2006, an aggregate of 1,504,500 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

--------------------------------------------------------------------------------
                            NATURE          NO. OF     EXERCISE    EXPIRY
OPTIONEE                    OF OPTION(1)   OPTIONS   PRICE/SHARE   DATE
                                                          $
--------------------------------------------------------------------------------

Gerry Carlson               Consultant      25,000       0.60      Dec 12, 2008
Nick DeMare                 Consultant      50,000       0.60      Dec 12, 2008
Nikolaos Cacos              Director       125,000       0.60      Dec 12, 2008
Sean Hurd                   Consultant     100,000       0.60      Dec 12, 2008
Steve Phillips              Consultant      75,000       0.60      Dec 12, 2008
Juan Carlos Berretta        Consultant      25,000       0.60      Dec 12, 2008
William Lee                 Consultant      25,000       0.60      Dec 12, 2008
Joseph Grosso               Director       100,000       0.60      Dec 12, 2008
Carlo Timossi               Consultant      50,000       0.60      Dec 12, 2008
Evelyn Grosso               Consultant      55,000       0.60      Dec 12, 2008
Robert Coltura              Director        50,000       0.60      Dec 12, 2008
Jerry Minni                 Director        50,000       0.60      Dec 12, 2008
Louis P. Salley             Consultant      25,000       0.60      Dec 12, 2008
Robert Weicker              Consultant      25,000       0.60      Dec 12, 2008
Carlos D'Amico              Employee       100,000       0.60      Dec 12, 2008
Judy Wong                   Consultant      20,000       0.60      Dec 12, 2008
David Terry                 Officer         60,000       0.90      Apr 2, 2009
Lindsay Bottomer            Director        40,000       0.90      Apr 2, 2009
Gerry Carlson               Consultant      25,000       0.90      Apr 2, 2009
Diane Reeves                Consultant      25,000       0.90      Apr 2, 2009
Tookie Angus                Consultant      45,000       0.90      Apr 2, 2009
Sean Hurd                   Consultant      50,000       0.90      Apr 2, 2009
Nikolaos Cacos              Consultant      50,000       0.90      Apr 2, 2009
Aspasia Cacos               Consultant      24,500       0.90      Apr 2, 2009
Joseph Grosso               Director        85,000       0.90      Apr 2, 2009
Steve Phillips              Consultnat      25,000       0.90      Apr 2, 2009
Nick DeMare                 Consultant      25,000       0.90      Apr 2, 2009
David Terry                 Officer         40,000       0.75      Mar 21, 2010
Lee Shane                   Consultant      10,000       0.75      Mar 21, 2010
Campbell Smyth              Consultant      75,000       0.75      Mar 21, 2010
Claudia Sandoval            Consultant      25,000       0.75      Mar 21, 2010
                                         ---------
TOTAL:                                   1,504,500
                                         =========

(1) Pursuant to the rules of the TSX Venture, the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

As of June 19, 2006, the directors and officers of the Company, as a group (7 persons), held options to purchase 624,500 shares of the Company's common stock, including options held by their spouses.

WARRANTS

As of June 19, 2006, there were non-transferable common share purchase warrants exercisable for the purchase of 1,412,000 common shares, which expire on February 2, 2008 and may be exercised at $0.65 per share.

As of June 19, 2006, the directors and officers of the Company, as a group (7 persons), held warrants to purchase 359,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

EMPLOYEES REVIEW

As of the date of this annual report the Company has no employees other than the Company's officers. The Company's officers serve on a part-time basis and, given the current level of the Company's activities, management does not believe the Company requires full-time employees. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." During the fiscal year ended December 31, 2005, the Company directly employed Nikolaos Cacos and indirectly employed approximately 20 employees through the Administration Services Agreement with the Grosso Group, including corporate, accounting, geological and administrative services. The Company has one part-time employee in its Lima, Peru office. The Company entered into a management agreement with the Grosso Group, effective January 1, 2005, pursuant to which employees of the Grosso Group provide services to the Company. See "Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd." and "Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions." During the year ended December 31, 2004, the Company had five part-time employees, Nikolaos Cacos, Joseph Grosso, Jerry Minni, David Terry, and Arthur Lang. During the fiscal year ended December 31, 2003, the Company had two part-time employees, Nikolaos Cacos and Jerry Minni. During the fiscal year ended December 31, 2003, the Company also utilized the services of two geologists. During the fiscal years ended December 31, 2002 and 2001, the Company had one part-time employee, Nikolaos Cacos. The Company's needs will be dependent upon its level of exploration programs and financial condition.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own five percent (5%) or more of the Company's outstanding shares, as of June 19, 2006.

--------------------------------------------------------------------------------
                                              SHARES AND RIGHTS
TITLE OF CLASS         NAME AND ADDRESS      BENEFICIALLY OWNED       PERCENT OF
                          OF OWNER            OR CONTROLLED(1)          CLASS(1)
--------------------------------------------------------------------------------

Common Stock           Nikolaos Cacos            1,643,532(2)            8.55%

Common Stock           Joseph Grosso             1,845,491(3)            9.60%

--------------------------------------------------------------------------------

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2006, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 19,205,592 shares of common stock outstanding as of June 19, 2006.
(2) Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
     a.   1,177,032 shares held by Mr. Cacos;
     b.   67,000 shares held by Mrs. Cacos;
     c.   Options held by Mr. Cacos to acquire 175,000 shares;
     d.   Options held by Mrs. Cacos to acquire 24,500 shares;
     e. Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.65 per share, exercisable untilFebruary 2, 2008 See "Item 6.
          Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
     a.   962,180 shares held by Mr. Grosso;
     b.   459,811 shares held by Mrs. Grosso;
     c.   33,500 shares held by Mr. Grosso in an RRSP
     d.   Options held by Mr. Grosso to acquire 185,000 shares;
     e.   Options held by Mrs. Grosso to acquire 55,000 shares;
     f. Warrants held by Mr. Grosso to acquire 100,000 shares at a price of $0.65 per share exercisable until February 2, 2008
     g. Warrants held by Mrs. Grosso to acquire 50,000 shares at a price of $0.65 per share exercisable until February 2, 2008 See "Item 6.
          Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

None of the Company's principal shareholders have voting rights different from any of the Company's other common shareholders.

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

Principals include all persons or companies that (on the completion of the Company's initial public offering in December 1, 2003 (the "Offering"), were included in one of the following categories:

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

The following table sets forth details of the issued and outstanding common shares that are subject to the Escrow Agreement which reflects the release of June 2, 2006:

         -------------------------------------------------------
                                      NO. OF             % OF
                                     ESCROWED        OUTSTANDING
         NAME                         SHARES           SHARES(2)
         -------------------------------------------------------

         Nikolaos Cacos(1)           129,363             0.67%
         Robert Coltura(1)            18,649             0.09%
         Jerry A. Minni(1)            19,582             0.10%
         Bruno Faccin                 56,391             0.29%
         Susana Sueldo                 6,899             0.04%
         Sean Hurd                    16,725             0.09%
         Alfie Colucci                56,391             0.29%
         Angelo Colucci               56,391             0.29%
         Evelyn Grosso                56,391             0.29%
         Joseph J. Grosso             56,391             0.29%
         Orianna Maiorano             56,391             0.29%
         Vince Maiorano               56,391             0.29%
         Marianna de Simone           56,391             0.29%
         Aspasia Michoulas(1)         10,050             0.05%
         -------------------------------------------------------
         TOTAL                       652,396             3.39%
         =======================================================

    (1) Includes 52,398 Special Warrants convertible into common shares upon the Company obtaining regulatory approval of the prospectus for the Offering from the Securities Commissions.
    (2) Based upon 19,205,592 shares of common stock outstanding as of June 19, 2006.

The remaining shares in escrow will be released on December 2, 2006.

UNITED STATES SHAREHOLDERS

As of June 19, 2006, there were 2 registered holders of the Company's common shares in the United States, with combined holdings of 4,000 shares, representing 0.02% of the issued shares of the Company on June 19, 2006. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

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

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2006 through June 19, 2006 the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1) On April 8, 2004, the Company, IMA and IMASA entered into a further agreement on the Mogote Property. On April 8, 2004, Messrs. Cacos and Grosso, were officers, directors and/or principal shareholders of the Company and officers and directors of IMA. As of April 8, 2004, Mr. Lang was a consultant to the Company and was an officer and director of IMA. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (issued), with a deemed value of $279,000 and expending an additional US$3 million on exploration expenditures, as follows:

                           EXPLORATION
                           EXPENDITURES          DATE
                               US$

                            1,000,000            May 30, 2005
                            1,000,000            May 30, 2006
                            1,000,000            May 30, 2007
                           ----------
                            3,000,000
                           ==========

         As a result of the April 8, 2004 agreement, the aggregate expenditures which must be incurred by the Company on the Mogote Property, in order to earn the initial 51% interest and the additional 24% interest, are as follows:

            ----------------------------------------------------------------
            DATE FOR COMPLETION         EXPENDITURES            CUMULATIVE
                                            US $                    US $
            ----------------------------------------------------------------

            July 1, 2004                   250,000                250,000
            May 30, 2005                 1,000,000              1,250,000
            July 1, 2005                   300,000              1,550,000
            May 30, 2007(1)              1,000,000              2,550,000
            July 1, 2007(1)                300,000              2,850,000
            May 30, 2008(1)              1,000,000              3,850,000
            July 1, 2008(1)                400,000              4,250,000
            ----------------------------------------------------------------
            Total                        4,250,000
            ================================================================

            (1) The dates  subsequent  to December  31, 2005 reflect the May
                2006 amendment to the agreement: Subsequent to December 31, 2005 the Company appointed a special committee of independent directors to re-negotiate the terms of the Mogote property option agreement with Golden Arrow.

                According to the resolutions adopted by both companies Boards, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to the Golden Arrow.

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

2) During the year ended December 31, 2004, the Company purchased a 100% undivided interest from IMA in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares (issued in November 2003) for a fair value of $225,000. (At the time this agreement was negotiated the 500,000 shares had a deemed value of $22,000 which was IMA's recorded cost for the properties). In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA and IMASA (now Golden Arrow and IMAUSA) a bonus of US$250,000 and a 3% net smelter returns royalty. Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. As of June 28, 2004, Mr. Lang was a consultant to the Company and an officer and director of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow. Mr. Lang, an officer of the Company, also became an officer and director of Golden Arrow in July 2004.

         See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project."

3). Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005, the Company shared office facilities with IMA.
         During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services. See Item 6. "Directors, Senior Management and Employees - Management Contracts" for update effective January 1, 2005.

4). Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." Under the contract the President was paid $6,125 per month. On May 1, 2006 the monthly fee increased to $7,292. During the three months ended March 31, 2006, the Company paid $21,375 (2005 - $18,375) to the President.
         The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

5). The following table provides a listing of the offerings and private placements conducted by the Company, during the period from January 1, 2004 through June 19, 2006, along with the names of the officers, directors and/or principal shareholders which purchased securities in these offerings and private placements and the use of proceeds:


                                                                                               PURCHASE   MARKET
                                                                               PARTICIPATION     PRICE    PRICE(1)
         PLACEE                                                                 BY INSIDERS        $         $
         ---------------------------------------------------------------------------------------------------------

         PERIOD FROM JANUARY 1, 2004 THROUGH JUNE 19, 2006
         -----------------------------------------------------------------

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

              Gross Proceeds:                $ 907,500.00
              Commissions and Finder's Fees: $ 35,510.00 in cash
                                 plus $5,300.00 in
                                 administration fees and expenses. The
                                 Company issued 14,962 units, on the
                                 same terms and basis as the private
                                 placement, and issued 66,750 warrants
                                 on the same terms. The Company also
                                 issued 27,000 common shares and 13,500
                                 warrants representing the corporate
                                 finance fee on the brokered portion.
                                 All of the warrants are exercisable for
                                 one year at a purchase price of $0.60
                                 per share on or before March 18, 2006.
              Offering Costs:                $ None
              Net Proceeds:                  $ 845,549.10
              Use of  Proceeds:  Mineral Exploration, administration costs, offering costs and working capital

         Lindsay Bottomer                                                             5,000
         Robert Coltura                                                              10,000
         Evelyn Grosso (wife of Joseph Grosso)                                      100,000
                                                                                 ----------
         Total                                                                      115,000
         -----------------------------------------------------------------       ==========

         Private Placement - 1,412,000 units                                                      $0.60      $0.59

         Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one common share in the capital of the Company on or before February 2, 2008 at a purchase price of $0.65.

              Gross Proceeds:                $847,200
              Commissions and Finder's Fees: None
              Offering Costs:                $4,735
              Net Proceeds:                  $842,465.
              Use of Proceeds:   Mineral Exploration, administration costs and
                                 working capital

         Nikolaos Cacos                                                             200,000
         Joseph Grosso                                                              100,000
         Robert Coltura                                                               7,000
         Lindsay Bottomer                                                            10,000
         Jerry Minni                                                                 17,000
         David Terry                                                                 12,000
         Arthur Lang                                                                  5,000
                                                                                 ----------
         Total                                                                      351,000
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

6).      See  "Item  6.   Directors,   Senior   Management   and   Employees   -
         Compensation."

7). The Company has engaged the services of the Grosso Group, effective January 1, 2005. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group." The Company has entered into an Administration Services Agreement by and among the Company, Golden Arrow, Gold Point , IMA, Astral and the Grosso Group, effective January 1, 2005. Mr. Cacos became an officer and director of the Grosso Group. Joseph Grosso, an officer, director and principal shareholder of the Company is also an officer and director of IMA,

         Golden Arrow, Gold Point and the Grosso Group. David Terry, an officer of the Company, is an officer and director of IMA, Astral and Golden Arrow. Arthur Lang, an officer of the Company, is an officer and director of IMA, Golden Arrow and the Grosso Group. Nick DeMare, an officer and director of Gold Point , is a director of the Grosso Group. Chase Management Ltd., a company indirectly owned by Mr. DeMare, provides services to the Company and to the other Grosso Group shareholder companies.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal years ended December 31, 2003, 2004, 2005, none of the following were indebted to the Company:

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

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                            PAGES
-------------------------------------------------                    -----------
Audited Financial Statements for the Years Ended
December 31, 2005, 2004 and 2003                                     F-1 to F-25


SIGNIFICANT CHANGES

Subsequent to December 31, 2005, the Company received $847,200 less share issue costs of $4,735 from private placement and $716,700 from exercise of warrants.

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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                    ---------------------------
                                                          SALES PRICE ($)
---------------------         ---------             ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
December 31, 2005            12,673,600                 0.94            0.35
December 31, 2004             7,113,900                 1.12            0.35
December 31, 2003(1)          1,444,847                 0.95            0.60

(1) Period from December 2, 2003 to December 31, 2003.

                                                    ---------------------------
                                                          SALES PRICE ($)
---------------------         ---------             ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
March 31, 2006                2,249,900                 0.70            0.41
December 31, 2005             3,247,900                 0.73            0.51
September 30, 2005            1,290,900                 0.80            0.46
June 30, 2005                 8,988,100                 0.35            0.94
March 31, 2005                1,537,808                 0.74            0.40
December 31, 2004             1,076,700                 0.77            0.48
September 30, 2004            1,033,400                 0.70            0.35
June 30, 2004                 1,931,600                 1.12            0.40

                                                    ---------------------------
                                                          SALES PRICE ($)
---------------------         ---------             ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
May 31, 2006                    763,800                 0.60            0.41
April 30, 2006                1,440,600                 0.70            0.52
March 31, 2006                1,325,400                 0.70            0.54
February 28, 2006               837,400                 0.64            0.51
January 31, 2006              1,085,100                 0.73            0.51
December 31, 2005               491,700                 0.57            0.46


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

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
December 31, 2005               365,910                 0.76            0.30
December 31, 2004               330,750                 0.84            0.27

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
March 31, 2006                  151,900                 0.62            0.47
December 31, 2005                87,970                 0.68            0.41
September 30, 2005              145,430                 0.76            0.30

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
June 30, 2005                    76,230                 0.41            0.30
March 31, 2005                   56,280                 0.54            0.41
December 31, 2004                34,450                 0.64            0.41
September 30, 2004               75,200                 0.30            0.27
June 30, 2004                    79,300                 0.84            0.30

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
May 31, 2006                     66,800                 0.48            0.41
April 30, 2006                  103,950                 0.57            0.47
March 31, 2006                   77,000                 0.562           0.465
February 28, 2006                24,000                 0.62            0.47
January 31, 2006                 50,900                 0.58            0.48
December 31, 2005                31,200                 0.53            0.46

As of June 19, 2006, the Company's shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company's shares.

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

RESTRICTIONS ON TRANSFERABILITY

A total of 652,396 common shares are subject to TSX Venture resale restrictions and are held in escrow as of June 19, 2006. See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."


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

2. Management Agreement with Nikolaos Cacos dated January 2, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

3. Amending Letter Agreement made among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004. See "Item
         4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

4. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Company's Argentinean properties.

5. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Mogote property.

6. Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."

7. Agency Letter Agreement between the Company and Canaccord Capital Corporation dated February 18, 2005, pursuant to which Canaccord agreed to the Company with a portion of an offering for sale of 900,000 units at $0.55 per unit. Each unit consisted of one share and one half warrant exercisable at $0.60. Canaccord's compensation included an 8% of the amount placed, payable either in cash or in agent's units at the election of the agent. The agent's units will have the same terms as the client's units. In addition, the Company agreed to issue warrants to Canaccord equal to 10% of the units subscribed, each warrant will be exercisable to purchase an additional share at $0.60 for a period of one year from closing. In addition, the Company will pay Canaccord a corporate finance fee, payable by the issuance of 27,000 units, having the same terms as the clients' units. The Company will pay an administration fee plus expenses to Canaccord of $5,000.

8. Property option agreement between the Company and Carlos Martin Thompson Palacoos dated May 11, 2005, pursuant to which the Company may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments to the Vendor over the period of four years (US $15,000 paid) and incur US $1,500,000 expenditures over the four years as follows:

                            EXPLORATION
                            EXPENDITURES     DATE
                                US $

                                 50,000      May 11, 2006
                                200,000      May 11, 2007
                                500,000      May 11, 2008
                                750,000      May 11, 2009
                              ---------
                              1,500,000
                              =========

9. Letter of intent between the Company and Astral Mining Corporation ("Astral") dated June 12, 2006 to option to Astral its Roy and Hills properties. Under the terms of the Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility stage, within three years. This Letter of Intent is subject to TSX Venture approval, upon which Astral must issue the first 100,000 shares to the Company.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2005 was any amount in excess of $250 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

CONSENTS OF EXPERTS

The Company's auditors for its financial statements for each of the preceding three years was Moore Stephens Ellis Foster, Chartered Accountants, (now Ernst & Young ) of 700 West Georgia Street, P.O. Box 10101, Vancouver, British Columbia, V7Y 1C7, Canada. See "Item 1. Directors, Senior Management and Advisors - Auditors." Their audit report for the fiscal years ended December 31, 2005, 2004 and 2003 are included with the related financial statements in this annual report statement with their consent.

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

As of June 19, 2006, the Company had granted an aggregate of 1,504,500 non-transferable incentive stock options to purchase shares of the Company's common stock. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

The Company has issued warrants which are exercisable for shares of the Company's common stock. As of June 19, 2006, there were non-transferable common share purchase warrants exercisable for the purchase of 1,412,000 common shares, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's outstanding options and warrants are subject to standard anti-dilution provisions.

As of June 19, 2006, the Company had entered into property acquisition or option agreements pursuant to which up to 1,635,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment
- Principal Properties - Mogote Project" and ""Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."


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


ITEM 15. CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Cacos, the Company's chief executive officer, and Mr. Lang, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2005. Based upon that evaluation, Messrs. Cacos and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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

No waivers of any provision of the Code of Business Conduct and Ethics may be made except by the Audit Committee. Only the Audit Committee may amend the Code of Business Conduct and Ethics. Any waiver or amendment shall be reported as required by law or regulation.

The Company also has adopted a Whistleblower Policy and a Corporate Disclosure and Insider Trading Policy.

The Company's Code of Business Conduct and Ethics, Whistleblower Policy and Corporate Disclosure and Insider Trading Policy may be viewed at the following website: http://www.ameraresources.com/s/CorporateGovernance.asp. Additionally, each document is available in its entirety, free of charge, upon written request to us, attention of our Secretary, at the address listed on the front cover of this filing.


ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES .
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal year ended December 31, 2005, the Company's principal accountant is expected to bill approximately $30,000, and for the fiscal year ended December 31, 2004, the Company's principal accountant billed approximately $15,700 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED AND TAX FEES

The Company's principal accountant billed $1,785 and $Nil amounts for the fiscal years ended December 31, 2005 and 2004, respectively, for assurance , tax and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees"

OTHER ACCOUNTING FEES

The Company's principal accountant billed $Nil and $3,735 for the fiscal years ended December 31, 2005 and 2004, respectively, for other accounting services performed.

The above listed services were approved by the Company's audit committee.


ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
--------------------------------------------------------------------------------

Not applicable.



                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------
                                                                        Pages
Audited Financial Statements for the Years Ended
December 31, 2005, 2004 and 2003                                     F-1 TO F-25


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

         4.4      Stock Option Plan dated April 13, 2004 (1)
         4.5 Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003 (1)
         4.6 Agency Agreement between the Company and Canaccord Capital Corporation dated July 31, 2003 (1)
         4.7 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003 (1)
         4.8      Agreement with Nikolaos Cacos dated January 2, 2004 (1)
         4.9      Consulting  Agreement with David Terry dated February 16, 2004
                  (1)
         4.10 Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004 (1)
         4.11 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004 (1)
         4.12 Amendment to Consulting Agreement with David Terry dated June 29, 2004 (1)
         4.13 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Argentinean properties) (1)
         4.14 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Mogote Property) (1)
         4.15 Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. (1)
         4.16 Acknowledgement between the Company and Steven K. Jones dated December 31, 2004(2)
         4.17 Agency Letter Agreement dated February 18, 2005 between the Company and Canaccord Capital Corporation(2)
         4.18     Form of Agreement with the Grosso Group Management Ltd.(2)
         4.19 Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006.
         4.20 Letter of Intent made between the Company and Astral Mining Corporation dated June 9, 2006.
         4.21 Agreement between Recursos de lo Andes S.A.C., Company's wholly owned subsidiary, and Carlos Martin Thompson Palacoos dated May 11, 2005.
         8.1      List of Subsidiaries(2)
         12.1     Certification of Nikolaos Cacos Pursuant to Rule 13a-14(a)
         12.2     Certification of Arthur Lang Pursuant to Rule 13a-14(a)
         13.1     Certification of Nikolaos Cacos Pursuant to 18 U.S.C.  Section
                  1350
         13.2     Certification  of Arthur Lang  Pursuant  to 18 U.S.C.  Section
                  1350

(1) Incorporated by reference to the exhibits to the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on October 28, 2004, file number 0-51005.
(2) Incorporated by reference to the exhibits to the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on April 28, 2005, file number 0-51005.
(3) Incorporated by reference to the exhibits to the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on June 29, 2005, file number 0-51005.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         AMERA RESOURCES CORPORATION



Dated:   JUNE 19, 2006                   /s/ NIKOLAOS CACOS
                                         --------------------------------------
                                         Nikolaos Cacos, President and Director

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2005, 2004 AND 2003

                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 9, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Ernst & Young Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ NIKOLAOS CACOS                                  /s/ ART LANG

Nikolaos Cacos                                      Art Lang
President                                           Chief Financial Officer

[GRAPHIC OMITTED][GRAPHIC OMITTED]
Omitted graphic is ERNST & YOUNG LOGO





                         REPORT OF INDEPENDENT AUDITORS





To the Shareholders of
AMERA RESOURCES CORPORATION
(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheet of AMERA RESOURCES CORPORATION (AN EXPLORATION STAGE COMPANY) as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and the consolidated results of its operations and its cash flows for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for each of the years in the two year period ended December 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 22, 2005.


Vancouver, Canada,                          /s/     ERNST & YOUNG LLP
March 17, 2006                                    Chartered Accountants

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                           CONSOLIDATED BALANCE SHEETS
                                AS AT DECEMBER 31
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                               522,327       1,679,232
Accounts receivable, prepaids and deposits              136,218          57,335
                                                   ------------    ------------
                                                        658,545       1,736,567

MINERAL PROPERTIES AND DEFERRED COSTS (Note 3)        3,184,844       2,014,978

EQUIPMENT                                                     -           2,796
                                                   ------------    ------------
                                                      3,843,389       3,754,341
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                142,275          50,447

FUTURE INCOME TAX LIABILITIES (Note 7)                  154,881          99,757
                                                   ------------    ------------
                                                        297,156         150,204
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                                5,854,335       4,527,878

CONTRIBUTED SURPLUS                                     433,995         383,805

DEFICIT                                              (2,742,097)     (1,307,546)
                                                   ------------    ------------
                                                      3,546,233       3,604,137
                                                   ------------    ------------
                                                      3,843,389       3,754,341
                                                   ============    ============

COMMITMENTS (Note 3)

APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS   , Director
---------------------

/s/ JERRY MINNI      , Director
---------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         FOR THE YEARS ENDED DECEMBER 31
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2005            2004            2003
                                                         $               $               $

EXPENSES

Accounting and audit                                     28,385           8,200          22,341
Advertising                                              59,537          60,745          18,505
Corporate development and investor relations            182,702         151,739           9,675
General exploration                                     199,264          18,318               -
Legal                                                    55,058          63,058           5,302
Management fees                                          73,500          72,400          25,000
Office and sundry                                        92,724          51,173          10,548
Professional fees                                        15,926          48,200          32,924
Rent                                                     73,573          29,511          20,000
Salaries                                                294,170         154,074               -
Stock based compensation                                 52,500         131,805         252,000
Transfer agent and regulatory fees                       22,868          27,258           9,889
Travel                                                   37,721          47,018           2,168
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                             (1,187,928)       (863,499)       (408,352)
                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                         36,624          25,104             896
Interest income                                         (15,001)        (14,271)         (3,492)
Write-off of mineral properties (Note 3 (a) ii))        225,000               -               -
                                                   ------------    ------------    ------------
                                                       (246,623)        (10,833)          2,596
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (1,434,551)       (874,332)       (405,756)
                                                   ------------    ------------    ------------
DEFICIT - BEGINNING OF YEAR                          (1,307,546)       (433,214)        (27,458)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (2,742,097)     (1,307,546)       (433,214)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.09)         $(0.07)         $(0.08)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       15,916,822      13,192,736       4,848,716
                                                   ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2005            2004            2003
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (1,434,551)       (874,332)       (405,756)
Adjustment for item not affecting cash
     Write-off of mineral properties                    225,000               -               -
     Stock based compensation                            52,500         131,805         252,000
                                                   ------------    ------------    ------------
                                                     (1,157,051)       (742,527)       (153,756)
Change in non-cash working capital balances              25,940        (103,461)         73,146
                                                   ------------    ------------    ------------
                                                     (1,131,111)       (845,988)        (80,610)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,232,199       2,851,391         908,649
Share subscriptions received                                  -               -         658,350
Share issuance costs                                    (61,751)       (210,257)       (151,754)
                                                   ------------    ------------    ------------
                                                      1,170,448       2,641,134       1,415,245
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (1,196,242)     (1,230,962)       (414,259)
Purchase of equipment                                         -          (2,797)              -
                                                   ------------    ------------    ------------
                                                     (1,196,242)     (1,233,759)       (414,259)
                                                   ------------    ------------    ------------
(DECREASE) INCREASE IN CASH AND
     CASH EQUIVALENTS DURING THE YEAR                (1,156,905)        561,387         920,376

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                              1,679,232       1,117,845         197,469
                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
     - END OF YEAR                                      522,327       1,679,232       1,117,845
                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS COMPRISE OF:

Cash                                                    522,327         679,232       1,117,845
Term deposit                                                  -       1,000,000               -
                                                   ------------    ------------    ------------

                                                        522,327       1,679,232       1,117,845
                                                   ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

     Income taxes paid in cash                                -               -               -
                                                   ============    ============    ============
     Interest paid in cash                                    -               -               -
                                                   ============    ============    ============

Other Supplementary Cash Flow Information (Note 9)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       EXPLORATION STAGE COMPANY - NATURE OF OPERATIONS

         The Company was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004. The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year but currently does not have sufficient working capital to fund all of its future exploration activities. The Company will continue to rely on successfully completing additional equity financing.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement difference between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 8.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The principal subsidiaries are Recursos de los Andes S.A.C. (Peru), Amera-Chile Sociedad Contractual Minera (Chile) and Amera Resources Inc. (US). The Company operates in Argentina as a registered branch. All inter-company balances and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


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

         Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements. Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

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

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2005 the Company does not have any asset retirement obligations.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

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

         LOSS PER SHARE

         Loss per share is calculated on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic earnings and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 4.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         STOCK BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense over the vesting period, with offsetting amounts recognized as contributed surplus.

         VARIABLE INTEREST ENTITIES

         Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company expects to receive or absorb the majority of the entity's expected losses, expected residual, returns or both. The Company has determined that it has no involvement with variable interest entities.

         COMPARATIVE FIGURES

         Certain of the prior year comparatives have been reclassified to conform with the current year's presentation.


3.       MINERAL PROPERTIES AND DEFERRED COSTS

                                   --------------------------------------------    --------------------------------------------
                                                DECEMBER 31, 2005                               DECEMBER 31, 2004
                                   --------------------------------------------    --------------------------------------------

                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------    ------------

         Argentina
            Mogote Property             891,062       1,242,942       2,134,004         667,697         707,631       1,375,328
            Chubut Properties                 -               -               -         225,000               -         225,000
         Peru
            Esperanza Property          186,741         279,615         466,356         102,997          41,016         144,013
            Korimarca                    11,844          17,887          29,731               -               -               -
            Cruz de Mayo                 26,079          27,754          53,833               -               -               -
            Cocha                        10,211          14,094          24,305               -               -               -
            Other                        14,086          25,364          39,450               -               -               -
         USA
            Walker Lane, Nevada          97,010          21,173         118,183          77,304               -          77,304
                                   ------------    ------------    ------------    ------------    ------------    ------------

                                      1,237,033       1,628,829       2,865,862       1,072,998         748,647       1,821,645
         Foreign value added tax              -         164,101         164,101               -          93,576          93,576
         Future income tax               81,270          73,611         154,881          81,270          18,487          99,757
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,318,303       1,866,541       3,184,844       1,154,268         860,710       2,014,978
                                   ============    ============    ============    ============    ============    ============

         See attached Mineral Property Interests and Deferred Costs Schedules.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina. On July 7, 2004, IMA completed its plan of arrangement in which the following agreements were transferred into a separate public company, Golden Arrow Resources Corporation ("Golden Arrow"), as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million (CDN $1,453,750) of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6,
                           2005), as follows:

                             SHARES TO         EXPLORATION
                             BE ISSUED         EXPENDITURES    DATE
                                                    US $

                               100,000                  -      Issued in 2003
                               100,000            250,000      Issued in 2004
                               250,000            300,000      Issued in 2005
                               300,000            300,000      July 1, 2006
                               900,000            400,000      July 1, 2007
                             ---------          ---------
                             1,650,000          1,250,000
                             =========          =========

                           The Company had also agreed to reimburse IMA for past payments made and expenditures which had been incurred by IMA on Mogote property. The Company had reimbursed IMA $197,854. The reimbursement has been included in the calculation of the minimum expenditures required of the Company.

                           On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million (CDN $3,489,000) of exploration expenditures, as follows:

                                      US $             DATE

                                   1,000,000           Completed
                                   1,000,000           May 30, 2006
                                   1,000,000           May 30, 2007
                                   ---------
                                   3,000,000
                                   =========

                           The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 (CDN $290,750) and a 3% net smelter return royalty. In the fourth quarter of 2005, the Chubut Properties were written off, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (75,000 shares issued). The Company can earn an additional 25% interest by incurring additional exploration expenditures on the Esperanza property to take it up to the bankable feasibility stage within three years and issuing a further 260,000 shares.

         (c) On May 11, 2005 the Company entered into an option agreement with a third party vendor ("Vendor") whereby it may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 (CDN $174,450) in option payments to the Vendor over the period of four years (US $15,000 (CDN $17,445) paid) and incur US $1,500,000 (CDN $1,744,500) expenditures over the four years as follows:

                               EXPLORATION
                               EXPENDITURES        DATE
                                   US $

                                    50,000         May 11, 2006
                                   200,000         May 11, 2007
                                   500,000         May 11, 2008
                                   750,000         May 11, 2009
                                 ---------
                                 1,500,000
                                 =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2002                   4,000,000          80,000
         Initial public offering                      1,500,000         675,000
         Special warrants                             2,876,832         363,900
         Exercise of warrants                            10,000           5,000
         For agent's fees                               100,000          45,000
         For mineral properties                         600,000         270,000
         Less share issue costs                               -        (210,505)
                                                   ------------    ------------
         Balance, December 31, 2003                   9,086,832       1,228,395

         Private placements                           4,007,000       2,891,350
         Exercise of warrants                           288,750         143,650
         Greenshoe option                               225,000         101,250
         For agent's fees                                55,300          44,240
         For mineral properties                         425,000         329,250
         Less share issue costs                               -        (210,257)
                                                   ------------    ------------
         Balance, December 31, 2004                  14,087,882       4,527,878

         Private placements                           1,650,000         907,500
         Exercise of warrants                           508,248         326,649
         Exercise of options                             11,000           8,250
         For agent's fees                                41,962          23,078
         For mineral properties                         300,000         143,500
         Contributed surplus reallocated
              on exercise of options                          -           2,310
         Less share issue costs                               -         (84,830)
                                                   ------------    ------------
         Balance, December 31, 2005                  16,599,092       5,854,335
                                                   ============    ============

         (a) During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

                  The Company applies the residual approach and allocates the total proceeds to the common shares and $nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       SHARE CAPITAL (continued)

         (b)      During  the  year  ended   December  31,  2004,   the  Company
                  completed:

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

                  iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.45 per unit, for $101,250. Each unit comprised one common share and one-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004. During the year ended December 31, 2004, the warrants expired without exercise.

         (c) The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options granted during 2005 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:

                                   ----------------------------    ----------------------------    ----------------------------
                                               2005                            2004                            2003
                                   ----------------------------    ----------------------------    ----------------------------
                                      OPTIONS         WEIGHTED        OPTIONS         WEIGHTED        OPTIONS         WEIGHTED
                                    OUTSTANDING       AVERAGE       OUTSTANDING       AVERAGE       OUTSTANDING       AVERAGE
                                        AND           EXERCISE          AND           EXERCISE          AND           EXERCISE
                                    EXERCISABLE        PRICE        EXERCISABLE        PRICE        EXERCISABLE        PRICE
                                                         $                               $                               $
                                   ------------    ------------    ------------    ------------    ------------    ------------

                  Balance, Begin-
                     ning of year     1,354,500        0.70             900,000        0.60                   -           -
                  Granted               250,000        0.75             454,500        0.90             900,000        0.60
                  Exercised             (11,000)       0.75                   -           -                   -           -
                  Cancelled             (89,000)       0.75                   -           -                   -           -
                                   ------------                    ------------                    ------------
                  Balance,
                     end of year      1,504,500        0.70           1,354,500        0.70             900,000        0.60
                                   ============                    ============                    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)



4.       SHARE CAPITAL (continued)

                  Stock options outstanding and exercisable at December 31, 2005, are as follows:


                      NUMBER OF OPTIONS
                       OUTSTANDING AND      EXERCISE       EXPIRY DATE
                         EXERCISABLE          PRICE

                            900,000           $0.60         December 12, 2008
                            454,500           $0.90         April 2, 2009
                            150,000           $0.75         March 21, 2010
                          ---------
                          1,504,500
                          =========

                  During fiscal 2005, the Company granted stock options at $0.75 per share to its directors, employees and consultants to acquire 250,000 common shares (2004 - 454,500; 2003 - 900,000)
                  and recorded stock based compensation expense of $52,500 (2004
                  - $131,805, 2003 - $252,000). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                                2005        2004         2003

                  Risk-free interest rate     3.10%        2.18%        3.26%
                  Estimated volatility         75%          36%          30%
                  Expected life             2.5 years    2.5 years    2.5 years
                  Expected dividend yield       0%           0%           0%


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.21 per share (2004 - $0.29; 2003 - $0.28). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is as follows:

                                                       2005            2004            2003


                  Balance, beginning of year          4,230,300         965,000               -
                  Issued                                912,731       4,342,800         975,000
                  Exercised                            (508,248)       (288,750)        (10,000)
                  Expired                              (947,000)       (788,750)              -
                                                   ------------    ------------    ------------
                  Balance, end of year                3,687,783       4,230,300         965,000
                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

4.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2005 are as follows:

                    NUMBER         EXERCISE PRICE               EXPIRY DATE
                                         $

                    714,483             0.60                    March 18, 2006
                  1,500,000             1.20                    March 24, 2006
                     18,000             0.90                    March 24, 2006
                  1,305,300             1.20                    March 31, 2006
                    150,000             0.90                    March 31, 2006
                  ---------
                  3,687,783
                  =========

                  See Note 10.

         (e) As at December 31, 2005, 1,304,793 common shares are held in escrow and are released every six months, ending on December 2, 2006.


5.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005 the formal agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company equally owned by the Company, IMA, Golden Arrow and Gold Point Energy Corp. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the year ended December 31, 2005, the Company incurred fees of $377,410 to the Grosso Group:
         $290,858 was paid in twelve monthly payments (plus deposit of $95,000) and $86,552 is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. This balance was paid subsequent to the year end.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the year ended December 31, 2005, the Company paid $73,500 (2004 - $72,400; 2003 -
         $25,000) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. During the year the Company also paid $4,298 (2004 - $540; 2003 - $Nil) for consulting services performed by a director of the Company.

         Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110) by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2005 and 2004.

         The Company's total assets are segmented geographically as follows:


                                                                DECEMBER 31, 2005
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                       CANADA        ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets                 572,465          54,120          31,960               -         658,545
         Mineral properties and
             deferred costs                   -       2,270,735         731,983         182,126       3,184,844
                                   ------------    ------------    ------------    ------------    ------------
                                        572,465       2,324,855         763,943         182,126       3,843,389
                                   ============    ============    ============    ============    ============


                                                                DECEMBER 31, 2004
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                       CANADA        ARGENTINA         PERU             USA            TOTAL
                                         $               $               $               $               $

         Current assets               1,706,891          11,151          18,525               -       1,736,567
         Mineral properties and
             deferred costs                   -       1,693,904         200,999         120,075       2,014,978
         Equipment                            -               -           2,796               -           2,796
                                   ------------    ------------    ------------    ------------    ------------
                                      1,706,891       1,705,055         222,320         120,075       3,754,341
                                   ============    ============    ============    ============    ============


7.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2005            2004            2003
                                                                         $               $               $

         Statutory tax rate                                              34.12%          35.62%          37.62%
                                                                   ============    ============    ============

         Loss for the year                                           (1,434,551)       (874,332)       (405,756)
                                                                   ============    ============    ============

         Provision for income taxes based on statutory
              Canadian combined federal and provincial
                   income tax rates                                    (489,469)       (311,137)       (152,645)

         Differences in foreign tax rates                                (7,210)         (1,170)              -

         Losses for which an income tax benefit
              has not been recognized                                   496,679         312,307         152,645
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

7.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                       2005            2004
                                                         $               $
         Future income tax assets

              Financing costs                            95,867         102,363
              Operating loss carryforward               659,044         367,087
                                                   ------------    ------------
                                                        754,911         469,450

         Valuation allowance for future tax assets     (754,911)       (469,450)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2005, the Company recorded a future income tax liability of $55,124 (2004 - $99,757) and a corresponding adjustment to mineral properties.

                                                       2005            2004
                                                         $               $

         Future Income Tax Liabilities                  154,881          99,757
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $1,931,548 that may be available for tax purposes. The losses expire as follows:

                           EXPIRY DATE                   $

                               2007                       1,084
                               2008                         116
                               2009                      26,258
                               2010                     195,857
                               2014                     852,555
                               2015                     855,678
                                                   ------------
                                                      1,931,548
                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                                                                       2005            2004            2003
                                                                         $               $               $

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                  Loss for the year under Canadian GAAP              (1,434,551)       (874,332)       (405,756)
                  Mineral properties and deferred costs for
                       the year(i)                                   (1,394,866)     (1,330,719)       (684,259)
                  Reversal of future income tax liability (i)            55,124          99,757               -
                  Mineral properties and deferred costs written
                       off during the year which would have been
                           expensed in the year incurred (i)            225,000               -               -
                                                                   ------------    ------------    ------------
                  Loss for the year under US GAAP                    (2,549,293)     (2,105,294)     (1,090,015)
                                                                   ============    ============    ============

                  Basic and diluted loss per share under US GAAP         ($0.16)         $(0.16)         $(0.22)
                                                                   ============    ============    ============

                  Weighted average number of common
                       shares outstanding                            15,916,822      13,192,736       4,848,716
                                                                   ============    ============    ============


                                                                       2005            2004
                                                                         $               $

                  CONSOLIDATED BALANCE SHEETS

                  Shareholders' equity

                  Balance per Canadian GAAP                           3,546,233       3,604,137
                  Mineral properties and deferred costs (i)          (3,184,844)     (2,014,978)
                  Reversal of future income tax liability (i)           154,881          99,757
                                                                   ------------    ------------
                  Balance per US GAAP                                   516,270       1,688,916
                                                                   ============    ============

                  Mineral properties and deferred costs

                  Balance per Canadian GAAP                           3,184,844       2,014,978
                  Mineral property interests and deferred costs
                       under US GAAP                                 (3,184,844)     (2,014,978)
                                                                   ------------    ------------
                  Balance per US GAAP                                         -               -
                                                                   ============    ============


                  Future Income Tax Liabilities

                  Balance per Canadian GAAP                             154,881          99,757
                  Reversal of future income tax liability (i)          (154,881)        (99,757)
                                                                   ------------    ------------
                  Balance per US GAAP                                         -               -
                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                                       2005            2004            2003
                                                                         $               $               $

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP                        (1,131,111)       (845,988)        (80,610)
                  Mineral property interests and deferred costs(i)   (1,196,242)     (1,230,962)       (414,259)
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                              (2,327,353)     (2,076,950)       (494,869)
                                                                   ============    ============    ============

                  Investing activities

                  Cash used per Canadian GAAP                        (1,196,242)     (1,233,758)       (414,259)
                  Mineral property interests and deferred costs(i)    1,196,242       1,230,962         414,259
                                                                   ------------    ------------    ------------
                  Cash provided (used) per US GAAP                            -          (2,796)              -
                                                                   ============    ============    ============

                  (i)      Mineral property interests and deferred costs

                           Mineral property interests and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2005, 2004 and 2003.

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component in 2005, 2004, and 2003.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      Recent Accounting Pronouncements

                  ACCOUNTING CHANGES AND ERROR CORRECTIONS

                  SFAS 154 , effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for US GAAP purposes commencing in fiscal 2006.

                  CONSOLIDATION OF VARIABLE INTEREST ENTITIES

                  FIN46R became effective in June 2003 for US GAAP for the year ended December 31, 2004. The Company has determined that it does not have any involvement with variable interest entities. In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities", which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The Guideline generally applies to annual and interim periods beginning on or after November 1, 2004.

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  HEDGE ACCOUNTING

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

                  COMPREHENSIVE INCOME

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. At present, the Company does not have investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on such securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with US GAAP.

                  NON-MONETARY TRANSACTIONS

                  CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year. Under this standard, exchanges of non-monetary assets after January 1, 2006 would be recorded at carrying value if they lack commercial substance. The Company does not currently have any non-monetary transactions.


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2005, 2004 and 2003 as follows:

                                                       2005            2004            2003
                                                         $               $               $

         Investing activity

             Expenditures on mineral property
                interests and deferred costs           (143,500)       (329,250)       (270,000)

             Shares issued for mineral properties       143,500         329,250         270,000
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)

9. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                       2005            2004            2003
                                                         $               $               $

         Financing activities

             Agent's fees payable                       (23,078)        (44,240)        (45,000)

             Shares issued for payment of
                  agent's fees                           23,078          44,240          45,000
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============


10.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2005 the Company:

         a) completed a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The Company applies the residual approach and allocates the total proceeds to the common shares and $nil to the attached warrants;

         b) the Company has requested and was granted permission by TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with the March 24th and March 31st, 2006 expiry date. The new amended price was $0.60 per warrant. There was no extension to the term of the warrants; and

         c) issued 1,194,500 common shares for $716,700 on the exercise of warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                              --------------------  -----------------------------------------------------  ---------
                                    ARGENTINA                                PERU                             USA
                              --------------------  -----------------------------------------------------  ---------
                                                                                                             WALKER
                                MOGOTE     CHUBUT                          CRUZ DE                            LANE,   ---------
                                         PROPERTIES ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         1,468,904    225,000    200,999          -          -          -          -    120,075  2,014,978
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Expenditures during the year
    Acquisition costs           223,365          -     83,744     11,844     26,079     10,211     14,086     19,706    389,035
    Assays                       31,687          -      6,361          -        803      3,020      1,415        198     43,484
    Communications                4,057          -      2,659          -         48          -        252          -      7,016
    Drilling                    312,063          -          -          -          -          -          -          -    312,063
    Geophysics                        -          -     35,490          -          -          -          -      9,368     44,858
    Office                       11,885          -      8,662        550      1,861        412        125          -     23,495
    Salaries and contractors    113,166          -    130,272      6,754     18,347      6,545     20,612     11,607    307,303
    Supplies and equipment        3,276          -     24,389      2,527      1,752      1,178        536          -     33,658
    Transportation               59,177          -     26,592      8,056      1,954      1,591      2,424          -     99,794
    Imagery and base maps             -          -      4,174          -      2,989      1,348          -          -      8,511
    Foreign value added tax      43,154          -     19,059      1,956      1,615      1,350      3,391          -     70,525
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                801,830          -    341,402     31,687     55,448     25,655     42,841     40,879  1,339,742
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Future income tax (Note 7)            -          -     21,212        438      6,137      2,262      3,903     21,172     55,124
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Write-off of mineral
    properties                        -   (225,000)         -          -          -          -          -          -   (225,000)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,270,734          -    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              =========  =========  =========  =========  =========  =========  =========  =========  =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


                                   ----------------------------    ------------    ------------
                                            ARGENTINA                  PERU             USA
                                   ----------------------------    ------------    ------------
                                                      CHUBUT                          WALKER       ------------
                                      MOGOTE        PROPERTIES       ESPERANZA     LANE, NEVADA        TOTAL
                                         $               $               $               $               $
                                   ------------    ------------    ------------    ------------    ------------

Balance, beginning of year              459,259         225,000               -               -         684,259
                                   ------------    ------------    ------------    ------------    ------------
Expenditures during the year
    Acquisition costs                   208,438               -         102,997          77,304         388,739
    Assays                               28,326               -               -               -          28,326
    Drilling                             73,581               -               -               -          73,581
    Office                              146,898               -          13,872               -         160,770
    Salaries and contractors            366,341               -          11,627               -         377,968
    Supplies and equipment               68,477               -           6,260               -          74,737
    Transportation                       24,008               -           9,257               -          33,265
    Foreign value added tax              93,576               -               -               -          93,576
                                   ------------    ------------    ------------    ------------    ------------
                                      1,009,645               -         144,013          77,304       1,230,962
                                   ------------    ------------    ------------    ------------    ------------
Future income tax (Note 7)                    -               -          56,986          42,771          99,757
                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                  1,468,904         225,000         200,999         120,075       2,014,978
                                   ============    ============    ============    ============    ============