Form 20-F
period 2006-12-31
Amera Resources CORP
filed 2007-05-30
CIK 1303180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006.

          21,748,592 COMMON SHARES OUTSTANDING AS OF DECEMBER 31, 2006

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

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

                                    GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:


ALTERATION                   Any  physical  or  chemical  change  in a  rock  or
                             mineral subsequent to its formation. Milder and more localized than metamorphism.

BRECCIA A rock containing generally angular fragments of itself or some other rock.

CATEO In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0.35 ( Pesos $0.80 ) per hectare is required.

CLASTIC Rock components consisting of fragments derived by mechanical erosion of pre-existing rocks.

EPITHERMAL                   A   mineral   deposit   consisting   of  veins  and
                             replacement   bodies,   usually  in   volcanic   or
                             sedimentary rocks,  containing precious metals, or,
                             more rarely, base metals.  Epithermal deposits form
                             in   hydrothermal   systems   related  to  volcanic
                             activity and while active can discharge to the surface as hot springs or fumaroles.

G/T                          grams per tonne

HIGH SULPHIDATION            Veins,  vuggy  breccias and  sulphide  replacements
                             ranging  from  pods  to  massive  lenses  occur  in
                             volcanic  sequences   associated  with  high  level
                             hydrothermal   systems   marked  by   acid-leached,
                             advanced argillic, siliceous alteration.

HYDROTHERMAL ALTERATION      Those chemical and mineral  changes  resulting from
                             the   interaction  of  hot  water   solutions  with
                             pre-existing solid mineral phases.

INTRUSIVE ROCK               A body of rock,  that while fluid,  penetrated into
                             or between other rocks, but solidified before reaching the surface.

KM                           Kilometre

LWA                          length weighted average

M                            Metre

MAFIC Dark colored, generally iron or magnesium rich, rock or mineral.

MANIFESTATIONS               In Argentina,  manifestations or  "manifestaciones"
                             of discovery are official notices filed with the mining authority indicating that the person filing
                             (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine (see below). A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

MINE In Argentina, a mine or "mina" is a real property interest. It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of 40 Pesos (approximately US$17.50) per claim are made. A mine may consist of one or several claims or "pertenencias". In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

PORPHYRY An igneous rock containing mineral crystals that are visibly larger than other crystals of the same or different composition.

POTASSIC ALTERATION          Development    of   secondary    potassium-dominant
                             minerals   such  as   K-Feldspar   or   biotite  by
                             hydrothermal activity.

PPM                          parts per million

PROPYLITIC ALTERATION        Hydrothermal  alteration  consisting of the mineral
                             assemblage epidote-chlorite-albite-calcite usually found in the outer zones of epithermal gold and copper porphyry deposits.

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

SEDIMENTARY ROCKS            Descriptive  term for a rock  formed  of  sediment,
                             namely solid material both mineral and organic, deposited from suspension in a liquid.

SKARN A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

STOCKWORK                    A mineral deposit or  accumulation  consisting of a
                             three-dimensional network of planar to irregular veinlets spaced closely together

STREAM SEDIMENT SAMPLE       A  sample  of  fine   sediment   derived  from  the
                             mechanical action of the stream.

SULFIDE A compound of sulfur combined with one or more metallic or semi-metallic elements.

SUPERGENE                    A mineral  deposit or  enrichment  formed  near the
                             surface by descending solutions.

TALUS Rock fragments lying at the base of a cliff or on a steep slope from which they were derived.

VEINLET                      A small vein.

VEINS An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

AG                           Silver

AS                           Arsenic

AU                           Gold

BA                           Barium

CO                           Cobalt

CU                           Copper

MO                           Molybdenum

PB                           Lead

SB                           Antimony

ZN                           Zinc


                                    MINERALS

ARGENTITE                    A silver sulphide mineral - Ag2S

AZURITE A deep blue to violet blue copper carbonate hydroxide mineral commonly found in the oxidation zones of porphyry copper deposits - Cu3(CO3)2(OH)2.

BIOTITE                      An iron and magnesium bearing mica mineral.

CARBONATE                    A mineral containing the radical CO3.

CALCITE                      Calcium Carbonate (CaCO3)

CHALCOPYRITE                 A  sulfide  mineral  containing  copper  and iron -
                             CuFeS2.

CHLORITE Family of sheet silicates of iron, magnesium, and aluminum, characteristic of low-grade metamorphism or hydrothermal alteration. Green color, with cleavage like mica except that chlorite small scales are not elastic.

FELDSPAR                     An   aluminosilicate   with  variable   amounts  of
                             potassium, sodium and calcium.

HORNBLENDE                   A complex  hydrated  aluminosilicate  of magnesium,
                             iron and sodium.

MAGNETITE                    A magnetic iron oxide mineral.

MALACHITE                    A bright green copper carbonate  hydroxide  mineral
                             often found in the oxidized zone of porphyry copper deposits - Cu2(CO3)(OH)2.

PYROXENE                     An aluminosilicate of magnesium and iron.

                                   ROCK TYPES


ANDESITE A volcanic rock with the principal minerals being plagioclase.

CONGLOMERATE                 A  clastic   sedimentary  rock  containing  rounded
                             fragments of gravel or pebble size.

DACITE A volcanic or shallow intrusive rock with the principal minerals being plagioclase, quartz and one or more mafic constituents.

DIORITE An intrusive rock composed essentially of sodic plagioclase, hornblende, biotite, or pyroxene.

LIMESTONE                    A sedimentary  rock  consisting  chiefly of calcium
                             carbonate.

SANDSTONE                    A clastic  sedimentary  rock  composed  largely  of
                             sand-sized grains, principally quartz.

SHALE                        A  clastic   sedimentary  rock  derived  from  very
                             fine-grained sediment (mud).

TUFF A consolidated rock formed of compacted volcanic fragments and fine ash, generally smaller than 4mm in diameter. If particles are melted slightly together from their own heat, it is a "welded tuff."


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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended December 31, 2006, 2005 and 2004, was derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended December 31, 2003 and 2002 are derived from the Company's audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2006, 2005 and 2004, have been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5.
Operating and Financial Review and Prospects."

Reference is made to Note 11 of the Company's audited financial statements for the years ended December 31, 2006 of the Company's financial statements, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated any cashflow from its activities to fund ongoing activities and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company believes it has adequate resources to maintain its core activities for the 12 months from January 1, 2007 to December 31, 2007, but may not have sufficient working capital to fund all its planned exploration activities. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                                                           (CDN $)
                                        ----------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------------
                                            2006            2005            2004            2003            2002
                                        ------------    ------------    ------------    ------------    ------------

Revenue                                            -               -               -               -               -
General Corporate Expenditures            (1,125,939)       (988,664)       (845,181)       (408,352)        (26,614)
General Exploration Expenditures            (296,810)       (199,264)        (18,318)              -               -
Foreign Exchange Loss                         (2,910)        (36,624)        (25,104)           (896)              -
Interest and Miscellaneous Income             30,924          15,001          14,271           3,492             356
Write-off of mineral properties             (525,514)       (225,000)              -               -               -

Net Loss for the year                     (1,920,249)     (1,434,551)       (874,332)       (405,756)        (26,258)
Loss per Share Basic and Diluted               (0.10)          (0.09)          (0.07)          (0.08)          (1.25)
Weighted Average Number
     of Shares Outstanding                19,169,121      15,916,822      13,192,736       4,848,716          20,974

Working Capital                              870,731         516,270       1,686,120       1,021,272         174,042
Capital Assets                                     -               -           2,796               -               -
Mineral Properties                         3,356,158       3,184,844       2,014,978         684,259               -
Long-Term Debt                                     -               -               -               -               -
Total Assets                               4,343,852       3,843,389       3,754,341       1,820,883         207,469
Net Assets - Shareholder's Equity          4,165,095       3,546,233       3,604,137       1,705,531         184,042

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):

                                               ----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                                            (CDN $)
                                               ----------------------------------------------------------------------------
                                                   2006            2005            2004            2003            2002
                                               ------------    ------------    ------------    ------------    ------------

Loss for the year under Canadian GAAP            (1,920,249)     (1,434,551)       (874,332)       (405,756)        (26,258)

Mineral property and deferred exploration
     costs for the year, net of reversal of
     future income tax                             (789,915)     (1,339,742)     (1,230,962)       (684,259)              -

Mineral property and deferred exploration
     costs written off during the year which
     would have been expensed in the year
     incurred                                       525,514         225,000               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
Loss for the year under US GAAP                  (2,184,650)     (2,549,293)     (2,105,294)     (1,090,015)        (26,258)

Unrealized gains on available-for-sale
     securities                                       7,000               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
Comprehensive loss under US GAAP                 (2,177,650)     (2,549,293)     (2,105,294)     (1,090,015)        (26,258)
                                               ============    ============    ============    ============    ============

Basic and diluted loss per share
     under US GAAP                                   (0.11)          (0.16)          (0.16)          (0.22)          (1.25)
                                               ============    ============    ============    ============    ============


                                               ----------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                                       (CDN $)
                                               ----------------------------------------------------------------------------
                                                   2006            2005            2004            2003            2002
                                               ------------    ------------    ------------    ------------    ------------

SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                         4,165,095       3,546,233       3,604,137       1,705,531         184,042

Mineral property and deferred exploration
     costs expensed net of reversal of
     future income tax                           (3,294,364)     (3,029,963)     (1,915,221)       (684,259)              -

Accumulated other comprehensive income                7,000               -               -               -               -
                                               ------------    ------------    ------------    ------------    ------------
Balance per US GAAP                                 877,731         516,270       1,688,916       1,021,272         184,042
                                               ============    ============    ============    ============    ============

MINERAL PROPERTIES AND DEFERRED COSTS
Balance per Canadian GAAP                         3,356,158       3,184,844       2,014,978         684,259               -
Mineral properties and deferred costs
     expensed under US GAAP                      (3,356,158)     (3,184,844)     (2,014,978)       (684,259)              -
                                               ------------    ------------    ------------    ------------    ------------
Balance per US GAAP                                       -               -               -               -               -
                                               ============    ============    ============    ============    ============

FUTURE INCOME TAX LIABILITIES
Balance per Canadian GAAP                            61,794         154,881          99,757               -               -
Reversal of future income tax liability             (61,794)       (154,881)        (99,757)              -               -
                                               ------------    ------------    ------------    ------------    ------------
Balance per US GAAP                                       -               -               -               -               -
                                               ============    ============    ============    ============    ============


                                               ----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS                                             (CDN $)
                                               ----------------------------------------------------------------------------
                                                   2006            2005            2004            2003            2002
                                               ------------    ------------    ------------    ------------    ------------

OPERATING ACTIVITIES

Cash used per Canadian GAAP                      (1,350,297)     (1,131,111)       (845,988)        (80,610)         (4,031)
Mineral properties and deferred costs              (696,915)     (1,196,242)     (1,230,962)       (414,259)              -
                                               ------------    ------------    ------------    ------------    ------------
Cash used per US GAAP                            (2,047,212)     (2,327,353)     (2,076,950)       (494,869)         (4,031)
                                               ============    ============    ============    ============    ============

INVESTING ACTIVITIES

Cash used per Canadian GAAP                        (796,915)       (196,242)     (2,233,759)       (414,259)              -
Mineral properties and deferred costs               696,915       1,196,242       1,230,962         414,259               -
                                               ------------    ------------    ------------    ------------    ------------
Cash provided (used) per US GAAP                   (100,000)      1,000,000      (1,002,797)              -               -
                                               ============    ============    ============    ============    ============

FINANCING ACTIVITIES

Cash provided per Canadian
     and US GAAP                                  2,156,011       1,170,448       2,641,134       1,415,245         201,499
                                               ============    ============    ============    ============    ============

See Note 11 of the Company's consolidated financial statements.

EXCHANGE RATE HISTORY

The noon rate of exchange on April 30, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1068 (US$0.9035 = CDN$1.00).

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

         PERIOD                                     AVERAGE

         January 1, 2006 - December 31, 2006         0.8818
         January 1, 2005 - December 31, 2005         0.8254
         January 1, 2004 - December 31, 2004         0.7682
         January 1, 2003 - December 31, 2003         0.7206
         January 1, 2002 - December 31, 2002         0.6368

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

         MONTH                      HIGH              LOW

         April 2007                0.9035            0.8633
         March 2007                0.8673            0.8467
         February 2007             0.8631            0.8437
         January 2007              0.8586            0.8547
         December 2006             0.8760            0.8582
         November 2006             0.8869            0.8715

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

RECENT ACCOUNTING PRONOUNCEMENTS

UNITED STATES PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

CANADIAN PRONOUNCEMENTS

The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company's financial position or results of operations.

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

As of April 30, 2007, the Company had working capital of approximately $3,800,000. The Company believes it has adequate resources to maintain its core activities for the 12 months from January 1, 2007 to December 31, 2007, but may not have sufficient working capital to fund all its planned exploration activities. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

EXPLORATION STAGE COMPANY: All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Guide 7 adopted by the SEC. The term "reserves" is defined in Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Guide 7 is available from the SEC's website at:
       http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

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

EXPLORATION RISKS: The properties in which the Company has an interest are located in Argentina (a portion of one project extends into Chile), Peru and Nevada, United States. Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company's exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the Argentinean and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions. If the economies of Argentina and Peru fail to grow or suffer a recession, the Company may not be able to continue its activities in those countries. The Company does not maintain and does not intend to purchase political risk insurance.

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

PRICE FLUCTUATIONS AND SHARE PRICE VOLATILITY: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide
fluctuations   which  have  not  necessarily   been  related  to
the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $0.73 to a low of $0.32 during the 12-month period ending December 31, 2006. There can be no assurance that continual fluctuations in price will not occur.

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

As of the date of this annual report all material related party transactions which have arisen since January 1, 2004, have been described in "Item 7. Major Shareholders and Related Party Transactions."

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

The Company maintains a Foreign Commercial General Liability policy in U.S. dollars which provides US$5,000,000 coverage for bodily injury or property damage per occurrence and coverage up to US$5,000,000 per offence for personal injury or advertising injury (libel, slander, etc.). The policy has a general aggregate limit for all claims during each consecutive policy period, except for those resulting from product hazards or completed operations hazards, of US$5,000,000. The policy has a US$5,000,000 aggregate limit for each consecutive policy period, for bodily injury or property damage liability arising out of completed operations and products. In addition, the Foreign Commercial General Liability policy provides for coverage of up to US$10,000 in medical expenses, per person, with a US$10,000 limit per accident, and up to US$100,000 for each occurrence of tenants' fire legal liability. The policy does not apply to injury or damages occurring within Canada, the U.S. (including its territories and possessions), Puerto Rico, any countries or territories against which the U.S. has an embargo, sanction or ban in effect, territorial waters of any of the foregoing, the Gulf of Mexico, or international waters or airspace when an injury or damage occurs in the course of travel or transportation to any country or place included in the foregoing. The policy also does not cover asbestos related claims or liability for bodily injury or property damages arising out of the discharge, dispersal, release or escape of smoke, vapors, soot, fumes, acids, alkalis, toxic chemicals, liquids or gases, waste materials or other irritants, contaminants or pollutants into or upon land, the atmosphere, or any water-course or body of water. The policy also contains a professional liability exclusion which applies to bodily injury or property damage arising out of defects in maps, plans, designs or specifications prepared, acquired or used by the Company or arising out of any act of negligence, error, mistake or omission in rendering or failing to render professional consulting or engineering services, whether performed by the Company or other for whom the Company is responsible.

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

     o    $5,000,000 bodily injury liability for each person.
     o    $5,000,000 bodily injury liability for each occurrence.
     o    $5,000,000 property damage liability for each occurrence.
     o    $10,000 medical expense coverage, per person.

     o    $10,000 medical expense coverage, per accident.

The foregoing descriptions of the Company's insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

The Company has an Executive and Organization Liability insurance policy for the benefit of directors and officers. The aggregate limit of liability is $5 million. The policy is renewable on a yearly basis.

FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS: The projects in which the Company has an interest are located in Argentina, Peru and the United States. Mineral exploration and mining activities in Argentina and Peru may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. The Argentine and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

Argentina has recently experienced some economic and political instability. Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally. Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country had defaulted on its loans, it has repaid its debt to the International Monetary Fund in December 2005. The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina. The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company's exploration activities.

IMPACT OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS: The Company's activities are subject to various governmental regulations in Argentina, Peru and the United States.

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

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The economic performance of the country has been troubled and uncertain since the late
1990's. Management believes there are positive indications that the economic situation continues to improve.

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

None of the Company's Peruvian property interests are located within 50 kilometres of Peru's borders.

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

Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. As of the date of this annual report the Company has not conducted an archeological survey on its Nevada properties. In the future the Company may be required to conduct such a survey if its activities constitute a
"disturbance". To the best of management's knowledge, there are no known environmental or threaten and endangered species issues at our Nevada properties that would provide grounds for denial of approval of a plan of operation.

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

EXCHANGE APPROVALS: Pursuant to the policies of the TSX-V, the Company is required to provide certain information about proposed acquisitions to the TSX-V and the Company must obtain approval from the TSX-V prior to completing any proposed acquisition. In addition, the Company must obtain approval from the TSX-V prior to issuing any shares in connection with an acquisition of, or the exercise of an option on, a property interest. There is no assurance that the TSX-V will approve the acquisition of any additional properties by the Company, whether by way of option or otherwise, or the subsequent issuance of any shares in connection with any property which the Company acquires.

UNITED STATES MARKET:
The Company's common stock is illiquid and its shareholders may be unable to sell their shares. The Company's common shares are currently quoted on the Over-the-Counter Bulletin Board (OTC Bulletin Board) and are thinly traded. In the past, the Company's share trading prices have fluctuated widely, depending on many factors that may have little to do with the Company's operations or business prospects. There is currently a limited market for the Company's common shares and the Company can provide no assurance to investors that a market will develop. Consequently, the Company's shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. If a market for the Company's common shares does not develop, the Company's shareholders may not be able to re-sell the Company's common shares that they have purchased and they may lose all of their investment. In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the NASDAQ Stock Market, Inc., and the Company's shareholders may have difficulty reselling any shares purchased.

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

DILUTION: The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX-V, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

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


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated pursuant to the COMPANY ACT (British Columbia) (the "Company Act") on April 11, 2000 under the name "XS Capital Corp." Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso, who at the time was not an officer or director of the Company. Mr. Grosso transferred the single outstanding share to Mr. Cacos, President and a director of the Company, on April 11, 2001. Effective February 2004, Mr. Grosso became the Chairman and a director of the Company. The Company remained without a business asset and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below. As a result of the decision to engage in mineral exploration activities, the Company changed its name to "Amera Resources Corporation" on March 4, 2003. There was no change of control or change in management in connection with the name change. In December 2003, the Company completed its initial public offering ("IPO") and commenced trading on the TSX-V under the symbol "AMS". See "Item 10. Additional Information - Memorandum and Articles of Association."

The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, (the "Letter of Intent"), as amended by Amending Letter Agreement dated September 30, 2003, (the "Amended Letter Agreement"), with IMA Exploration Inc. ("IMA") and Inversiones Mineras Argentinas S.A. ("IMASA"), an indirect, wholly-owned subsidiary of IMA, whereunder the Company was granted an irrevocable option (the "Mogote Option") to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the "Mogote Project"). See "Item 4. Information on the Company
- Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." To exercise the option, the Company must issue an aggregate 1,650,000 common shares and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project, being $197,854. As well, the Company has agreed to make all payments required to maintain the Mogote Project in good standing including all payments due to the underlying owners and vendors thereof, which total US$269,100. As of December 31, 2006 the full amount of the exploration expenditures and the IMA expenditures obligation have been paid and 750,000 common shares have been issued.

The Company shall be the operator of the Mogote Project throughout the term of the subject option.

On April 8, 2004, the Company and IMA entered into a further agreement (the "Second Amending Letter Agreement"), whereby the Company can earn an additional 24% interest Mogote Project, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares to IMA and expending an additional US$3 million of exploration expenditures over a three year period. The 300,000 common shares were issued to IMA on April 22, 2004. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

By an assignment agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under these agreements were assigned to Golden Arrow Resources Corporation ("Golden Arrow") and Inversiones Mineras Australes S.A. ("IMAUSA"), an Argentine company and an indirectly, wholly owned subsidiary of Golden Arrow, as a result of IMA transferring its option on the Mogote property to Golden Arrow, through the transfer of IMASA's interest in the Mogote property to IMAUSA.

The Company appointed a special committee of independent directors to re-negotiate the terms of the Mogote Option with Golden Arrow. According to the resolutions adopted by the boards of both companies, the US$1,000,000 property expenditures required by May 30, 2006 were extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 were extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

In addition, the Company entered into a Property Purchase Agreement, also dated March 6, 2003, (the "Property Purchase Agreement"), with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the "Chubut Project"). See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefore, the Company agreed to issue 500,000 of its common shares to IMA (with a deemed value at the time of the transaction of $22,000 which was IMA's recorded cost for the properties). IMA retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA at such time as a decision to place any of the properties in commercial production is made. Although the 500,000 shares had a deemed value of $22,000 at the time of the transaction, the shares were not issued until November 2003, in connection with the Company's IPO. Under Canadian GAAP, the shares were required to be valued at the market price at the time of issuance, which was $225,000 (based upon the initial public offering price of $0.45 per share). By an assignment agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under the Property Purchase Agreement were assigned to Golden Arrow and IMAUSA.

In March 2003, when the Letter of Intent and Property Purchase Agreement were executed, the Company was not publicly listed. The agreements were negotiated by the Company's directors (then Messrs. Cacos, Minni and Coltura) who considered among other factors the agreements, transactions of a similar nature currently being entered in the mining industry, the Company's business plan, the Company's future IPO and its planned listing on the TSX-V. At the time, Messrs. Minni and Coltura were disinterested members of the board of directors. At the time of the Second Amending Letter Agreement, Messrs. Cacos and Grosso abstained from voting and the transaction was approved by the remaining disinterested members of the board of directors, who at the time were Messrs. Minni, Coltura and Bottomer.

In March 2005, pursuant to an acknowledgement agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the "Roy and Hills Claims"). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004. Mr. Jones is an arm's length, third party. Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company's wholly-owned subsidiary and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005. During fiscal 2006, the Company granted an option on its Roy and Hills properties in Nevada to Astral Mining (US) Corporation. Under the terms of the Astral Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Claims. Astral can earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years.

On April 11, 2005, the Company entered into an option agreement with a third party, Carlos Martin Thompson Palacios, for the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. The Company may earn up to 100% undivided interest in the Cruz de Mayo property by making US$150,00 in option payments over four years and incur US$1,500,000 work expenditures over four years. See "Item 4. Information on the Company - Property, Plant and Equipment".

In October 2005, the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. On March 2, 2006 the Company announced that it had been formally granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.; a finders-fee has been paid to an arms-length individual in connection with the identification of this target. See "Item 4. Information on the Company - Property, Plant and Equipment".

Effective September 13, 2006, the Company received clearance for trading on the Over-the-Counter Bulletin Board

("OTCBB") operated by the National Association of Securities Dealers, under the symbol "AJRSF".

On December 7, 2006, the Company executed, through its Peruvian subsidiary, Recursos de los Andes S.A.C., a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru. Upon signing of a cession of mining rights for the property, the Company will make a cash payment of US$120,000. An initial 51% interest will be earned upon incurring US$650,000 in work expenditures and payment of US$890,000. An additional 39% interest may be earned with payment of US$4,000,000 and completion of a bankable feasibility study. See "Item 4. Information on the Company - Property, Plant and Equipment".

In those situations where the Company issued shares of its common stock pursuant to the agreements discussed above, the shares were valued at the closing market price on the day of issuance. This amount is the value that is recorded as acquisition cost of the applicable property as described in Note 5 to the Company's December 31, 2006, financial statements. The number of shares which were issued for the acquisition of mineral properties and their value is described in Note 6 of the Company's December 31, 2006, financial statements.

To date, the Company has raised $12,609,768 in cash through the sale of its securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources". There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

ACQUISITION AND DISPOSITION OF MINERAL PROPERTY INTERESTS DURING THE THREE PRIOR FISCAL YEARS

The Company has made additions to mineral properties and deferred costs of $729,828, $1,394,866 and, $1,330,719 and capital assets of $Nil, $Nil and $2,797 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

In fiscal 2006 the Company wrote off property costs for its Esperanza and Sayhue properties in Peru in the amounts of $511,883 and $13,631, respectively. In fiscal 2005 the Company wrote off the $225,000 carrying value in the Chubut properties in Argentina. During fiscal 2006, the Company granted an option on its Roy and Hills properties in Nevada. See "Item 4. Information on the Company
- Property, Plant and Equipment - Principal Properties - Roy and Hills, Properties." During fiscal 2004 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties. To April 30, 2007, the Company has not abandoned, disposed, assigned or joint-ventured any of its arrangements to earn interests in its mineral properties.

BUSINESS OBJECTIVES

The principal business carried on and intended to be carried on by the Company is the acquisition and exploration of natural resource properties. The Company intends on expending its existing cash resources to carry out exploration on its mineral properties, to pay for administrative costs during the fiscal year ending December 31, 2007, and for working capital. The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.

No capital expenditures were made by the Company during the 2004, 2005 and 2006 fiscal years other than expenditures relating to the Company's mineral property interests. See "Item 4. Information on the Company - Business Overview - Exploration Expenditures."

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for precious and base metals. To date, the Company has not earned any production revenue, nor found any "reserves" on any of its properties, as that term is defined in Guide 7 adopted by the SEC. Since March 2003, the Company has proceeded to enter into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, United States. In addition, the Company has acquired interests in properties located in Chile adjacent to the Company's Mogote properties. These Chilean properties were staked to add to the Mogote property in Argentina. The Mogote property is located near the border of the two countries. The Chilean properties are being held by the Company's wholly owned Chilean subsidiary. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project."

EXPLORATION EXPENDITURES

During fiscal 2006 the Company incurred approximately $302,095 (including approximately $126,000 which is attributed to 300,000 shares issued by the Company) for mineral property acquisition costs and incurred approximately $427,733 for exploration costs on its mineral property interests.

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

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, the Company has four wholly-owned subsidiaries, Recursos de los Andes S.A.C., a Peruvian company which became active in December 2004, Amera Resources (US) Inc., a Nevada (U.S.) corporation, which was incorporated on February 2, 2005, Amera-Chile Sociedad Contractual Minera, a Chilean company which was formed in May 2005 and Amera Resources (BVI) Inc, a British Virgin Islands company which was formed on January 10, 2007. The Company is also a 50% shareholder in Golden Amera Resources Inc. (BVI) ("Golden Amera") a company incorporated in the British Virgin Islands on January 30, 2007. Golden Amera will establish a branch in Colombia, South America that will manage any future projects in that country.

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

                               ORGANIZATION CHART

      |-------------------------------------------------------------------|
      |                    AMERA RESOURCES CORPROATION                    |
      |                   (Vancouver, British Columbia)                   |
      | (Registered in B.C. and a foreign entity registered in Argentina) |
      |--------------------------------|----------------------------------|
                                       |
                                       |
        |-------------------|----------|---------|---------------------|
        |                   |                    |                     |
        |                   |                    |                     |
        |                   |                    |                     |
       100%                100%                 100%                  100
        |                   |                    |                     |
        |                   |                    |                     |
|-------|-------|   |-------|-------|    |-------|-------|    |--------|-------|
|  Amera-Chile  |   |Amera Resources|    |Amera Resources|    | Recursos de los|
|   Sociedad    |   |  (U.S.) Inc.  |    |   (BVI) Inc.  |    |   Andes S.A.C. |
|  Contractual  |   |    (Nevada)   |    |     (BVI)     |    |      (Peru)    |
|     Minera    |   | February 2005 |    | January 2007  |    | September 2004 |
|    (Chile)    |   |               |    |               |    |                |
|    May 2005   |   |               |    |               |    |                |
|---------------|   |---------------|    |-------|-------|    |----------------|
                                                 |
                                                50%
                                                 |
                                         |-------|-------|
                                         |  Golden Amera |
                                         | Resources Inc.|
                                         |     (BVI)     |
                                         | January 2007  |
                                         |---------------|

PRINCIPAL OFFICES

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6. The Company's registered office is located at #709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6 and its phone number is 604-687-1828.

On September 1, 2002 the Company began sharing office facilities, capital assets and personnel with IMA. Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. ("Grosso Group") pursuant to which the Grosso Group provides offices and administrative and management services to the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

PROPERTY, PLANT AND EQUIPMENT

The Company's activities are focused on the exploration of its mineral property interests. As of the date of this annual report, the Company does not have any plant and equipment, mines or producing properties. The Company's proposed programs are exploratory in nature and all of the Company's properties are without known reserves.

The Company's principal assets are its options to acquire interests in unproven mineral claims. Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the ore body following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of April 30, 2007, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

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

PRINCIPAL PROPERTIES

ARGENTINA / CHILE

MOGOTE PROJECT

LOCATION AND ACCESS

The Mogote Project property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province, close to the northern border with La Rioja Province, approximately 300 kilometres northwest of the city of San Juan, and bordering Chile (the "Mogote Property"). Access to the property is via either Chile or Argentina, but because special arrangements need to be made to cross the international border where there are no established crossing points, practical access is currently from the Argentina side. The nearest supply point where most goods and services are available is the town of Guandacol in La Rioja Province. From here the property is only accessible by road during the months of October to April using a 4x4 vehicle. Exploration activities can only be carried out during this period due to seasonal weather conditions. Total distance from Guandacol to the Mogote Property is approximately 250 kms and the travel time is 6-7 hours. Access from Guandacol is through Aguadita, across Rio Blanco, and through the historic La Brea mining camp. Secondary and then mountain tracks can be taken from Copiapo, Chile to reach the Chilean side of the property in approximately 3-4 hours driving time. Road conditions are poor with local severe dust and generally un-maintained road conditions. There is no electrical grid in the area of the Mogote Property.

The following map identifies the location of the Mogote Property:

[OBJECT OMITTED]][GRAPHIC OMITTED] See MAP 1 of PDF file attached

MOGOTE PROJECT LOCATION MAP
SAN JUAN PROVINCE, AGRENTINA

lEGEND - Rivers, Province Boundary, Roads, Cities and Property Boundary Drawn Janury 2005 revised May 5, 2007 Produced by Amera Resoruces Corportion



MINERAL TITLES INCLUDED IN MOGOTE PROPERTY

The Mogote Property consists of one cateo, three discoveries and five minas. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote Property on the Chilean side of the border

----------------------------------------------------------------------------------------------------------
  CLAIM NAME &     CLAIM                        HECT-                  EXPIRY      WORK/PAYMENT
   COUNTRY         NUMBER       CLAIM TYPE      ACRES     OWNER         DATE         REQUIRED
----------------------------------------------------------------------------------------------------------
MOGOTES          338579-R-92      CATEO         2259     IMA USA          N/A    2,000 pesos
(Argentina)                                                                      payment after
                                                                                 concession granted
----------------------------------------------------------------------------------------------------------
ADELA # 1        425-098-A-2000   DISCOVERY     2000     N. Arturo        N/A    No payment for 3 years;
(Argentina)                                                                      afterward 800 peso per
                                                                                 year per 100 hectares
----------------------------------------------------------------------------------------------------------
MOGOTES NORTE    520-0275-R097    DISCOVERY     1650     R. Viviani       N/A    No payment for 3 years;
(Argentina)                                                                      afterward 800 peso per
                                                                                 year per 100 hectares
----------------------------------------------------------------------------------------------------------
MOGOTES SUR      520-0274-R-97    DISCOVERY     2100     R. Viviani       N/A    No payment for 3 years;
(Argentina)                                                                      afterward  800 peso per
                                                                                 year per 100 hectares
----------------------------------------------------------------------------------------------------------
MOGOTE 1         156.277-S-76     MINA            48     IMA USA          N/A    480 peso per year
(Argentina)                                                                      canon
----------------------------------------------------------------------------------------------------------
MOGOTE 9         156.285-S-76     MINA            48     N. Arturo        N/A    480 peso per year
(Argentina)                                                                      canon
----------------------------------------------------------------------------------------------------------
MOGOTE 14        156.290-S-76     MINA            48     IMA USA          N/A    480 peso per year
(Argentina)                                                                      canon
----------------------------------------------------------------------------------------------------------
MOGOTE 4         156.280-S-76     MINA            48     IMA USA          N/A    480 peso per year
(Argentina)                                                                      canon
----------------------------------------------------------------------------------------------------------
MOGOTE 5         156.280-S-76     MINA            48     IMA USA          N/A    480 peso per year canon
(Argentina)
----------------------------------------------------------------------------------------------------------
Tronquito 1              -        Concesion de   200     Amera Chile      N/A    US$220 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 2              -        Concesion de   200     Amera Chile      N/A    US$220 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 3              -        Concesion de   300     Amera Chile      N/A    US$330 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 4              -        Concesion de   100     Amera Chile      N/A    US$110 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 5              -        Concesion de   200     Amera Chile      N/A    US$220 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito 6              -        Concesion de   300     Amera Chile      N/A    US$330 per year canon
(Chile)                           Exploracion
----------------------------------------------------------------------------------------------------------
Tronquito Tres         842        Pedimento      300     Amera Chile      N/A    190,000 peso per year
(Chile)                           Petition                                       canon
----------------------------------------------------------------------------------------------------------

The Company has not found any "reserves" on the Mogote Property, as that term is defined in Guide 7 adopted by the SEC.

AGREEMENTS

 See "Item 4. Information on the Company - History and Development of the Company" for a description of the Agreements under which the Company acquired its interest in the Mogote Property.

As of December 31, 2006, the Company had expended $1,056,309 in acquisition costs and $1,255,195 in exploration expenses on the Mogote Property.

The Company appointed a special committee of independent directors to re-negotiate the terms of the Mogote Option with Golden Arrow. According to the resolutions adopted by the boards of both companies, the US$1,000,000 property expenditures required by May 30, 2006 were extended to May 30, 2007 and the US$1,000,000 property expenditures required May 30, 2007 were extended to May 30, 2008. In return for granting of the extension, 10% of any payments, in terms of cash or stock received by the the Company from a third party who enters into an agreement regarding the Mogote Property, will be paid to Golden Arrow.

REGIONAL AND LOCAL GEOLOGY

The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks. The Mogote Property is located in a region that has been subjected to multiple volcanic and intrusive events dating from middle Miocene (~13.65 million years ago) back at least as far as the Permo-Triassic (~250 million years ago), which management believes makes the area particularly attractive for mineral exploration.

EXPLORATION HISTORY

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Anomalous samples came from zones with clay and/or iron alteration. In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometres E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and sediment samples. In March 2001, IMA entered into a Joint Venture agreement with Rio Tinto Mining and Exploration Limited, which carried out an eight-day program commencing March 11, 2001, and which was subsequently terminated due to poor weather. Work accomplished included road construction, talus fines and rock chip sampling and resulted in the identification of the Filo Este and Filo Central targets which both displayed aspects of porphyry copper-gold and high sulphidation epithermal precious metal systems. During January 2003, IMA carried out a four week detailed surface exploration program of mapping and geochemical sampling.

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

MARCH 2004 DRILLING - FILO ESTE

In March 2004, the Company carried out a 1,475 metre, five hole diamond drill program and conducted further geological mapping and talus fine sampling on the northern part of the Mogote Property. The drilling tested a portion of the Filo Este porphyry target to a depth of up to 495 metres over a strike length of 860 metres and a width of approximately 250 metres. Hole MOG-04-1 had to be abandoned at 71.6 metres and hole MOG-04-1A was drilled from the same location to target depth. Highlights of the drill results are provided in table form below.

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
-----------------------------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets in March 2004 to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, has now extended the surface copper-gold geochemical anomaly of greater than 0.1 ppm Au and 500 ppm Cu to 4,000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 0.5 ppm. Management believes Filo Central is a high priority target for the next phase of exploration on the Mogote Property.

JANUARY-FEBRUARY 2005 DRILLING - FILO ESTE AND FILO CENTRAL

Between mid-January and early February 2005 the Company completed a Phase II 2,577 metre 9-hole RC drill program on the Mogote Property. Of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry.

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

The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G., a Qualified Person under NI-43-101 guidelines. Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an internationally recognized assay service provider. The Company has no current plans to conduct exploration on the property and has not budgeted any funds for further work at this time.

CHUBUT PROPERTIES

The Company entered into a Property Purchase Agreement, dated March 6, 2003, with IMA and IMASA, whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the "Chubut Properties"). See "Item 4. Information on the Company - History and Development of the Company - Property, Plant and Equipment - Principal Properties and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company has not found any "reserves" on the Chubut Properties, as that term is defined in Guide 7 adopted by the SEC.

The Company has spent $225,000 in acquisition costs (represented by the deemed value of the common shares issued) and had not incurred any exploration expenses on the Chubut Properties.

During 2005, the Company wrote off $225,000 in connection with the Chubut Properties, representing the fair value of the Company's shares issued upon acquisition of the properties. The Company decided to write off the Chubut Properties, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely. Additionally, on June 29, 2006, the Chubut provincial government announced a 36-month metallic mining suspension in western Chubut Province. The Company continues to hold legal title to the Chubut Properties.

PERU

COCHA COPPER-SILVER PROJECT, DEPARTMENT OF JUNIN, PERU

In October 2005, the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru. The Company was formally granted the concession titles to the property by the Peruvian government on March 20, 2006 and April 10, 2006 and now holds a 100% interest in the Cocha Property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.

LOCATION AND ACCESS

The Cocha Property is located in the Department of Junin , Peru, approximately 220km east of Lima. UTM Coordinates at the center of the property are 497 000 m
E. and 8 675 000 m N. The National map sheets covering the Property are the Jauja 24-M and the Huancayo 25-M; Zone 18 South (1:100 000). The following map identifies the location of the Cocha Property.

[OBJECT OMITTED]                             [GRAPHIC OMITTED][GRAPHIC OMITTED]


COCHA PROPERTY LOCATION - See MAP 2 of PDF file attached
JUNIN DEPARTMENT, PERU

Map of part of South America showing PERU and surrounding countries. Shows the location of Cocha Property
Drawn December 2006 Revised May 5, 2007 by Aemra Resources Corporation


Access to the Cocha property is by road from the city of Huancayo, the capital of the Junin Department. From Lima to Huancayo, the route up the Central Highway is 310 km long and takes about five and a half hours by car. This paved highway travels through the high mountain pass of Anticona (Ticlio, at 4818m). From Huancayo to the Property, travel time is about one hour. The main gravel road from Huancayo to Acopallca is accessible year round and is one of the access roads to the Amazon and eastern slopes of the Andes. The gravel road travels through deeply incised valleys past the village of Acopallca where it bisects into two roads providing access to the property's north and south ends. The property is not always accessible by road during the rainy season and therefore the optimal conditions exist for exploration work between May and October.

HISTORY

The Cocha project has a very limited history of previous exploration and mining. At the time of staking by the Company Resources, the Cocha property was free with only two small concessions in the south central part of the property. Several historical mineral showings previously explored and some of them mined by individual "small miners" were identified on the Cocha property. It could be assumed that copper was the main focus of the previous mining efforts. Most of the workings are less than 2-3m deep and there was no significant production from the property. Several overgrown and partially destroyed access mining roads lead to previously explored showings.

EXPLORATION AND PROPOSED PROGRAM

The Cocha Property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization. Initial sampling of the property at the Discovery Outcrop showing returned a continuous series of chip samples which assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see table below). Rock samples collected from the property to date returned assays ranging from 4 ppm to 2.89% copper and <0.2 to 99.2 g/t silver. Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.


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

(*)D.O. equals Discovery Outcrop
--------------------------------------------------------------------------------

While carrying out surface exploration work on the property the Company's geologists discovered the Merce Showing which assayed 0.46% copper and 9.4 g/t silver over 9.5m in outcrop and is located approximately 700m northwest and on trend from the Discovery Outcrop. This 9.5m interval is comprised of three consecutive chip samples, including: 0.18% copper and 4.2 g/t silver over 4.0m, 1.7% copper and 25.1 g/t silver over 1.0m and 0.43% copper and 10.6 g/t silver over 4.5m.

The area surrounding the Discovery Outcrop and the Merce showing is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover. Widespread anomalous copper-silver in soils extends for over 2.2km in length and up to 750m in width along what has been named the Discovery Outcrop Trend, with soil geochemical values up to 0.32% copper and 4.7 g/t silver. The copper-silver soil anomaly at the Discovery Outcrop Trend is open in all directions. To date, 275 soil samples have been collected along it. Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelops the Discovery Outcrop.

In November 2006 the Company announced that its ongoing surface exploration program had revealed a new silver-copper soil anomaly in the southwestern portion of the Cocha Property (South Cocha Trend-SCT) as well as four new copper-silver targets. A total of 51 rock samples were collected during this exploration program. Results ranged from 3 ppm to 4.47% copper and 0.1to 163 g/t silver and revealed presence of four new copper-silver targets. Highlights of sample results from the new targets are provided below in the table below.

--------------------------------------------------------------------------------
TARGET #     SAMPLE TYPE    SAMPLE LENGTH [M]    CU [PPM]     CU [%]    AG [G/T]
--------------------------------------------------------------------------------
   1            Chip               0.5            44,700       4.47      163.0
--------------------------------------------------------------------------------
   2            Chip               0.4            28,000       2.80      105.0
--------------------------------------------------------------------------------
   2            Chip               0.5             9,700       0.97       51.2
--------------------------------------------------------------------------------
   3            Chip               2.0            14,700       1.47       14.3
--------------------------------------------------------------------------------
   3            Chip               2.0            15,300       1.53        6.6
--------------------------------------------------------------------------------
   3            Chip               2.0            11,100       1.11        5.8
--------------------------------------------------------------------------------
   3            Chip               4.0             6,750       0.68        5.6
--------------------------------------------------------------------------------
   3            Chip               0.5            13,800       1.38       16.0
--------------------------------------------------------------------------------
   3            Chip               2.0             9,200       0.92       11.4
--------------------------------------------------------------------------------
   4            Chip               1.1            21,500       2.15       97.0
--------------------------------------------------------------------------------
   4            Chip               1.1            19,600       1.96       59.2
--------------------------------------------------------------------------------
   4            Chip               1.1             6,440       0.64        8.3
--------------------------------------------------------------------------------

Targets #1 and #2 represent vein-hosted mineralization related to the contact between Pucara limestone and Mitu sandstone. Target #3 is a breccia zone and occurs on, or close to, the contact between Mitu sandstone and Tarma group limestone. Target #4 is structurally-controlled copper-silver mineralization hosted in Mitu volcaniclastic sandstones.

The South Cocha Trend-SCT soil anomaly is located on the contact between Pucara limestone and Mitu sandstone. The SCT is located approximately 1.5km southwest of, and sub-parallel to, the main Discovery Outcrop mineralized trend where a copper-silver soil anomaly extends for over 2.2km in length and is up to 750m wide.

A total of 133 soil samples were collected during the recent exploration campaign with values ranging from 2 to 126 ppm copper and from 0.1 to 2.2 g/t silver bringing the total soil samples collected to date on the property to 408. For the entire suite of soil samples collected to date soil geochemical results range from 2 to 3,230 ppm (0.32%) copper and 0.1 to 4.7 g/t silver. The new SCT anomaly is at present 2.4km long, when the two completed soil grids are combined, and 400 to 850m wide and is open along strike in both directions. Soil coverage is being extended to cover the extensions to the SCT soil anomaly and to evaluate the areas around the newly discovered bedrock showings.

Phase I drill program on the Cocha Project began in August 2006 and complete results were received and reported in November 2006. The program was designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop to approximately 150m vertical depth. A total of 1,394m in eleven diamond drill holes were completed. Highlights from Phase I drill program are provided in the table below.

-------------------------------------------------------------------------------------------------------------
 DRILL HOLE     AZIMUTH  INCLIN-   TOTAL     FROM       TO    INTERVAL   CU       AG       MO     PB     ZN
                          ATION    DEPTH      [M]       [M]     [M]      [%]     [G/T]   [PPM]    [%]    [%]
-------------------------------------------------------------------------------------------------------------

COCHA-06-01       220     -45       93.9               NSR**
-------------------------------------------------------------------------------------------------------------
COCHA-06-02       220     -55      150.7       0       13.31    13.31    0.8     10.8
-------------------------------------------------------------------------------------------------------------
COCHA-06-02                                  32.02     50.03    18.01    1.93    17.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-02                                  64.72     76.27    11.55    0.82     9.2
-------------------------------------------------------------------------------------------------------------
COCHA-06-03       220     -65      183.3     73.00     75.83     2.83    0.29     3.4
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
 DRILL HOLE     AZIMUTH  INCLIN-   TOTAL     FROM       TO    INTERVAL   CU       AG       MO     PB     ZN
                          ATION    DEPTH      [M]       [M]     [M]      [%]     [G/T]   [PPM]    [%]    [%]
-------------------------------------------------------------------------------------------------------------

COCHA-06-03                                  82.90    113.13    30.23    2.67    24.1
 Including*                                  89.65     96.40     6.75    4.71    43.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-04       220     -45      116.5     23.85     25.60     1.75     0.2     4.3
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  42.00     45.20     3.20    0.21     2.6
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  62.05     86.23    24.18    0.11     3.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  67.85     85.80    17.95                     109.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-04                                  79.05     86.23     7.18                             0.54
-------------------------------------------------------------------------------------------------------------
COCHA-06-05       220     -55      151.0     64.98     66.60     1.62    0.45     5.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-05                                 107.8     109.35     1.55    1.02    25.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06       220     -45      113.6     71.20     83.45    12.25    0.13     8.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  69.15     84.00    14.85                      70.4   0.67
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  80.90     83.45     2.55                                    0.69
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.00     99.75     8.75    0.14     6.4
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  91.60    100.30     8.70                      85.7
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  96.50    102.00     5.50                             0.73
-------------------------------------------------------------------------------------------------------------
COCHA-06-06                                  97.00    100.30     3.30                                    0.40
-------------------------------------------------------------------------------------------------------------
COCHA-06-07       220     -45      103.1     67.2      69.35     2.15    0.15     3.5
-------------------------------------------------------------------------------------------------------------
COCHA-06-08       220     -55       91.5               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-09       220     -65      100.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-10       260     -50      170.0               NSR
-------------------------------------------------------------------------------------------------------------
COCHA-06-11       220     -45      120.0     89.3      92.2      2.9     0.06     3.2
-------------------------------------------------------------------------------------------------------------

**NSR = No Significant Results

All drillholes cored a package of volcaniclastic rocks belonging to the Mitu Formation. Lithologies comprised mainly ash, lapilli and tuff agglomerates with local volcanic flow interbeds overlaying red sandstone. Copper and silver mineralization is associated with the presence of fine-grained dark horizons of argillic composition containing carbonaceous material within the volcaniclastic sequences characterized by carbonate content and stronger foliation. The most common ore minerals are bornite, chalcocite, and pyrite, with associated minor, chalcopyrite, magnetite, and iron oxides. Chlorite, carbonate with minor silica and epidote alteration were also observed.

The geochemical zonation from copper-silver mineralization in the Discovery Outcrop area (trench samples and drillholes COCHA-06-02 and 03) to the more polymetallic copper-silver-molybdenum-lead-zinc mineralization found in holes COCHA-06-04, 70m to the southeast, and in COCHA-06-06, 235m southeast of the Discovery Outcrop, is a characteristic property of sediment-hosted copper-silver mineralized systems. At the Lubin deposit in the Kupferschiefer district of Poland a lead-zinc enriched zone occurs stratigraphically above the main copper-silver horizon.

In the Cocha Property drill hole analyses molybdenum ranges from less than detection to 282 ppm and all anomalous values over 50ppm are either from holes COCHA-06-04 or 06. Lead values range up to 65,400 ppm (6.54%) and all values over 2,000 ppm come from either COCHA-06-04 or 06. Zinc values range up to 11,300 (1.13%) and all values greater than 1,000 ppm are from COCHA-06-06. Delineating this geochemical zonation pattern along the Discovery Outcrop and South Cocha trends will aid in understanding of the Cocha Property mineralized system. The significant variation between the strong copper and silver values intersected in drill holes COCHA-06-02 and 03 and lower copper and silver values associated with elevated molybdenum, zinc and lead in other holes suggests structural complexity that requires more interpretation work to properly target and trace sediment-hosted mineralization.

Local Peruvian drilling company Geotecnia Peruana S.R.L. was contracted to carry out the drilling program. They used an Atlas Copco Diamec 262 drill rig recovering mostly HQ core (6.35cm). Drill core was cut on site using a rock saw or split using a core splitter. Half of the core samples were submitted to the assay lab for analysis while the remainder was stored in core boxes for future reference. A rigorous program of QA/QC involving the use of standard samples has been incorporated into the sampling regime for the project.

At present the Company is focused on gaining a better understanding of the controls to the mineralized system present in the Discovery Outcrop area through detailed geological and structural interpretation of the drill core and metal zonation patterns identified in the multi-element geochemical data. This work will provide guidance on targeting future drilling. One of the primary aims is expanding the significant copper-silver mineralization intersected in drill holes COCHA-06-02 and COCHA-06-03. In addition the Company will be conducting an intensive surface exploration program along the new parallel South Cocha trend and newly discovered copper-silver showings. These two concurrent programs will allow the the Company to plan a Phase II drill program for the first part of 2007. Positive results from the drill program combined with the discovery of the new showings and mineralized trend prompted the Company to apply for additional concessions in the Cocha Property area.

The Company has not found any "reserves" on the Cocha Property, as that term is defined in Guide 7 adopted by the SEC.

Analyses for the samples from the Cocha Property were performed by ALS Chemex Laboratories in Lima, Peru and North Vancouver, Canada. Work was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and reviewed by Dr. David
A. Terry, P.Geo., Vice President Exploration, both Qualified Persons.

CRUZ DE MAYO PROPERTY, DEPARTMENT OF CUZCO, PERU

LOCATION AND ACCESS:

The Cruz de Mayo Project is located in the southern part of the Department of Cusco, Peru. The property is road accessible from the village of Velille. Travel time is 9 hours from Cusco to Velille and 15 minutes from Velille to the property. The following map identifies the location of the Cruz de Mayo Property as well as the Acero and Fuyani Properties which are also within the Department of Cusco.

[OBJECT OMITTED]D][GRAPHIC OMITTED]

                         SEE MAP 3 OF PDF FILE ATTACHED

             ACERO, CRUZ DE MAYO AND FUYANI PROPERTIES LOCATION MAP
                           DEPARTMENT OF CUSCO, PERU

Legend Showing Roads, Cities and Proeprty Boundary

Drawn June 2006, revised May 4, 2007 by Amera Resources Corporation

MINERAL TENURE:

In July 2005, the Company obtained an option to acquire the 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru (the "Cruz de Mayo Property") from Carlos Thompson a Peruvian Lawyer. The Company also acquired, by direct staking, 2,200 hectares of adjacent land for a total of 3,000 hectares. Mineral titles included in the Cruz de Mayo Project are described below.


------------------------------------------------------------------------------------------------------------------------------
CLAIM NAME          CLAIM NUMBER       CLAIM TYPE     HECTARES     OWNER           EXPIRY DATE   PAYMENT/WORK REQUIRED
------------------------------------------------------------------------------------------------------------------------------

CRUZ DE MAYO I      010-0137-05        Concession       1000       Recursos de         N/A        US$3 per Hectare per year
                                                                   los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------------
CRUZ DE MAYO II     010-0138-05        Concession       1000       Recursos de         N/A        US$3 per Hectare per year
                                                                   los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------------
CRUZ DE MAYO III    010-0139-05        Concession        200       Recursos de         N/A        US$3 per Hectare per year
                                                                   los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------------
PAQUITA 2004        010-2330-04        Concession        100       Carlos Thompson     N/A        See payment schedule below

------------------------------------------------------------------------------------------------------------------------------
PAQUITA DOS 2004    010-2331-04        Concession        700       Carlos Thompson     N/A        See payment schedule below

------------------------------------------------------------------------------------------------------------------------------

To earn the interest in the Cruz de Mayo Property, the Company must pay US$150,000 in option payments to Carlos Thompson over the period of four years (US$35,000 paid) and incur US$1,500,000 expenditures over a four year period as follows:

 OPTION PAYMENTS    EXPLORATION
      US $          EXPENDITURES           DATE
                        US $

     35,000                -          April 11, 2005 (paid)
     25,000            200,000        April 11, 2007 (extended to June 30, 2007)
     40,000            550,000        April 11, 2008
     50,000            750,000        April 11, 2009
    -------          ---------
    150,000          1,500,000
    =======          =========

A US$3 per Hectare per year validity fee applies for the three claims staked by the Company through its wholly owned Peruvian subsidiary Recursos de los Andes S.A.C.

Prior to commencing work and obtaining government permits for drilling an agreement must be reached with the local community concerning access to the property. To date no agreement is in place. The Company is working with the local communities to obtain access to the Cruz de Mayo Property.

HISTORY

Historical mining activity is evident in a series of trenches and dams that were used in a placer operation to wash gold from the bedrock. These possibly date from Spanish colony times. More recent trenching is also apparent but no comprehensive report describes the nature and results of this work.

EXPLORATION AND PROPOSED PROGRAM

The Cruz de Mayo property is underlain by Jurassic sandstone intruded by diorite. Three high priority target zones have been identified on the Cruz de Mayo Property: (i) the Fatima Gold Target, (ii) the Central Zone Porphyry Copper-Gold Target, and (iii) Skarn Targets, each as described below.

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

--------------------------------------------------------------------------------
ZONE          SAMPLE TYPE       SAMPLE           TRENCH [T]       AU         CU
                                  [M]             PANEL [P]     [PPM]        [%]
--------------------------------------------------------------------------------

Central Zone       Chip          23.0m              CZ-T1        0.07       0.28
Central Zone      Panel        5.0 x 5.0m           CZ-P1        2.87       0.02
Central Zone      Panel        5.0 x 5.0m           CZ-P2        0.01       1.81
Central Zone      Panel       10.0 x 10.0m          CZ-P3        0.32       0.12
Central Zone      Panel        1.0 x 3.0m           CZ-P4        0.51       0.10
--------------------------------------------------------------------------------

The Company has not found any "reserves" on the Cruz de Mayo Property, as that term is defined in Guide 7 adopted by the SEC.

The Company plans a detailed surface exploration program comprising geological mapping, rock and soil sampling on the project to fully evaluate the dimensions, grade and character of the mineralized zones identified to date and to better delineate drill targets. Work on the Cruz de Mayo Property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for the Company, both Qualified Persons. All assays from the Cruz de Mayo Property were carried out by ALS Chemex.

ACERO COPPER-GOLD PROJECT, DEPARTMENT OF CUZCO, PERU

LOCATION AND ACCESS:

The 1,700 hectare Acero Property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo Property near the town of Velille. It is road accessible from the village of Velille. The property location map can be found under the section "Cruz de Mayo" above.

MINERAL TENURE:

In 2005, the Company acquired by staking, the Acero porphyry copper-gold property in southern Department of Cuzco, Peru. Mineral titles included in the Acero Project are summarized below.


---------------------------------------------------------------------------------------------------------------------
CLAIM NAME    CLAIM NUMBER   CLAIM TYPE      HECTARES     OWNER             EXPIRY DATE    PAYMENT/WORK REQUIRED
---------------------------------------------------------------------------------------------------------------------

ACERO I       010-2343-05    Concession         800       Recursos de           N/A        US$3 per Hectare per year
                                                          los Andes S.A.C
---------------------------------------------------------------------------------------------------------------------
ACERO II      010-2344-05    Concession         900       Recursos de           N/A        US$3 per Hectare per year
                                                          los Andes S.A.C
---------------------------------------------------------------------------------------------------------------------

HISTORY

Claims were held in the Acero Property area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite. A limited drill program reportedly intersected "thick zones" of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

EXPLORATION AND PROPOSED PROGRAM

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

--------------------------------------------------------------------------------
                                  TRENCH [T]
  SAMPLE TYPE     SAMPLE LENGTH    PANEL [P]      CU      AU       AG      MO
                       [m]         GRAB [G]       [%]    [ppm]    [ppm]   [ppm]
--------------------------------------------------------------------------------

     Chip              4.0           T1         0.55     0.01      0.2       4
     Chip             10.0           T2         0.55     0.04      0.3       6
     Chip             10.0           T3         0.47     0.02      0.5       5
     Chip             12.0           T4         0.42     0.13      1.0       5
     Chip             10.0           T5         0.36     0.03      0.3       8
     Chip             10.0           T6         0.31     0.03      0.2       5
     Chip              3.0           T7         0.31     0.11      2.0       4
     Chip             10.0           T8         0.28     0.17      0.7       3
     Chip             10.0           T9         0.24     0.03      0.4       9
     Chip             11.0           T10        0.22     0.04      0.5       4
     Chip             10.0           T11        0.16     0.10      0.4       1
     Chip             11.0           T12        0.14     0.12      0.9       1
     Chip             12.0           T13        0.13     0.75    316.0      36
     Chip             30.0           T14        0.11     0.06      1.0      46
     Panel         5.0 x 5.0         P1         0.48     0.06      0.9     109
     Panel         3.0 x 5.0         P2         0.12     0.05      0.7       2
--------------------------------------------------------------------------------

The Company has not found any "reserves" on the Acero Property, as that term is defined in Guide 7 adopted by the SEC.

The Company is planning a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the Acero Property. Prior to commencing work and obtaining government permits for drilling an agreement must be reached with the local community concerning access to the property. To date no agreement is in place. The Company is working with the local communities to obtain access to the Acero Property.

Work on the Acero Property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., both Qualified Persons. All assays from the Acero Property were carried out by ALS Chemex.

FUYANI COPPER-GOLD PROPERTY, DEPARTMENT OF CUSCO, PERU

LOCATION AND ACCESS:

The Fuyani Property is located 40km north of Santo Tomas in the Department of Cusco, in the Santo Tomas Porphyry Copper belt. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the Fuyani Property. The Fuyani Property lies 40km NW of the Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast. Location map for the Fuyani Gold Property can be viewed under the section "Cruz de Mayo Property" above.

MINERAL TENURE:

The 1000 Hectares Fuyani copper-gold property was acquired by staking in 2006. It consists of a single concession registered under Recursos de los Andes, a wholly owned subsidiary of the Company. The claim is described in the table below.

---------------------------------------------------------------------------------------------------------------------
CLAIM NAME    CLAIM NUMBER   CLAIM TYPE      HECTARES     OWNER             EXPIRY DATE    PAYMENT/WORK REQUIRED
---------------------------------------------------------------------------------------------------------------------

FUYANI        01-00875-06    Concession         1000      Recursos de           N/A        US$3 per Hectare per year
                                                          los Andes S.A.C
---------------------------------------------------------------------------------------------------------------------


HISTORY

There is no indication of previous work or historical workings on the Fuyani property.

EXPLORATION AND PROPOSED PROGRAM

The Fuyani property is underlain by Cretaceous volcaniclastics intruded by tertiary granodioritic intrusive. Tertiary sediments cover topographically low areas. Porphyry-style copper (malachite, chalcopyrite, and bornite) and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite. Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also presence of skarn type mineralization.

The Company has not found any "reserves" on the Fuyani Property, as that term is defined in Guide 7 adopted by the SEC. Only 4 rock samples have been collected from the Fuyani Property to date.

MITU COPPER-SILVER PROPERTY, DEPARTMENT OF JUNIN, PERU

LOCATION AND ACCESS:

The Mitu Property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project in the department of Junin, Peru. The Mitu Property is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3,700m to 4,400m above sea level. The following map identifies the location of the Mitu
Property:

[OBJECT OMITTED]][GRAPHIC OMITTED]

                         SEE MAP 4 OF PDF FILE ATTACHED

MITU PROPERTY LOCATION JUNIN DEPARTMENT, PERU

Showing PERU in relationship to surrounding countires
Showing Mitu Property

Drawn December 2006 revised May 5, 2007 by Amera Resources Corporation

MINERAL TENURE

In June 2006 the Company was granted the 5,600 hectare Mitu concession. The Company holds a 100% interest in the Mitu Property, acquired by direct staking. Mineral titles for the Mitu Property are described in the table below.

------------------------------------------------------------------------------------------------------------------------
CLAIM NAME     CLAIM NUMBER     CLAIM TYPE     HECTARES       OWNER             EXPIRY DATE    PAYMENT/WORK REQUIRED
------------------------------------------------------------------------------------------------------------------------

MITU 1          01-00869-06     Concession       1000         Recursos de           N/A        US$3 per Hectare per year
                                                              los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------
MITU 2          01-00870-06     Concession       1000         Recursos de            N/A         US$3 per Hectare per year
                                                              los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------
MITU 3          01-00871-06     Concession       1000         Recursos de            N/A         US$3 per Hectare per year
                                                              los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------
MITU 4          01-00872-06     Concession       1000         Recursos de            N/A         US$3 per Hectare per year
                                                              los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------
MITU 5          01-00873-06     Concession       1000         Recursos de            N/A         US$3 per Hectare per year
                                                              los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------
MITU 6          01-00874-06     Concession        600         Recursos de            N/A         US$3 per Hectare per year
                                                              los Andes S.A.C
------------------------------------------------------------------------------------------------------------------------

HISTORY

Small historical workings are evident on the Mitu property but there are no reports of modern exploration prior to the Company's staking.

EXPLORATION AND PROPOSED PROGRAM

The Company has not found any "reserves" on the Mitu Property, as that term is defined in Guide 7 adopted by the SEC. Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons.

A total of 10 stream sediment samples were collected in the Mitu Property area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

The Company is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to delineate drill targets. Drilling is expected to begin in the Fall 2007.

Analyses for the samples from the Mitu Property were performed by ALS Chemex. Work on the Mitu Property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and technical information from the property was reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration both Qualified Person.

LAGUNA GOLD PROPERTY, DEPARTMENT OF PASCO, PERU

LOCATION AND ACCESS:

The Laguna Gold Property is located in the Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The property is easily accessible from the town of Cerro de Pasco by following the main road west past the large tailings dam and out onto the flat gravel-covered plateau to the east where the property is located. Gravel roads access many areas of the property. The Quicay Mine in the centre of the property has electrical power. Several small communities such as Pachoyan are scattered around the area of the property. The following map identifies the location of the Laguna Gold Property:

[OBJECT OMITTED]            [GRAPHIC OMITTED][GRAPHIC OMITTED]

                         SEE MAP 5 OF PDF FILE ATTACHED

MAP OF LAGUNA GOLD PROJECT, PASCO DEPARTMENT, PERU
Showing Mines and Geochemical/Geophysical Targets.

DRAWN JANUARY 2007 BY AMERA RESORUCES CORPORATION

MINERAL TENURE

On December  7, 2006,  the  Company  signed a letter of intent  with  Chancadora
Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru (the "Laguna Gold Property"). In addition, applications have been filed for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 19,984 hectares. The table below summarizes the titles for the claims pertaining to the option agreement. Mineral titles for the additional claims are pending.

----------------------------------------------------------------------------------------------------------------------------
CLAIM NAME        CLAIM NUMBER     CLAIM TYPE      HECTARES    OWNER                EXPIRY DATE      PAYMENT/WORK REQUIRED
----------------------------------------------------------------------------------------------------------------------------

PDP 8             01-03443-04      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PDP 9             01-03444-04      Concession         200      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PDP 15            01-01283-05      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
---------------------------------------------------------------------------------------------------------------------------
PDP 18            01-01803-05      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PDP 19            01-01802-05      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PAMPA DOS A       04013412X01      Concession         400      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PAMPA DOS C       04013412X10      Concession         250      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PAMPA DOS D       04013412X16      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
PAMPA DOS E       04013412X19      Concession         450      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 3    01-00064-92      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 4    01-00065-92      Concession        1000      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 5    01-00066-92      Concession       334.224    Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 6    01-00067-92      Concession          50      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 9    01-00070-92      Concession         800      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 10   01-00061-92      Concession         800      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------
CENTROMIN No 11   01-00060-92      Concession         900      Chancadora Centauro        N/A        See terms of the letter
                                                                     S.A.C.                               of intent below
----------------------------------------------------------------------------------------------------------------------------

Under the terms of the letter of intent, the Company may earn up to a 90% interest in the Laguna Gold Property. An initial 51% interest may be earned by incurring US$650,000 in work expenditures and US$900,000 in option payments over 2 years. The Company may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. The letter of intent provides for a legal and technical due diligence period.

HISTORY

The Cerro de Pasco district is well known for its precious and base metal deposits. The Laguna Gold Property is located in close proximity to the Quicay mine (see map). The area has been prospected and explored for by numerous companies with greater emphasis in the last ten years. In 2001, Anglo American Exploration Peru S.A. carried out a large Spectrum airborne survey with 200m line spacing identifying 37 targets in the Laguna area. The Spectrum system measures conductivity/resistivity and included a magnetometer. Placer Dome acquired an option on the property in 2005 and carried out property-wide geochemical survey, reviewed the Anglo Spectrum data and anomalies and conducted a review of surface geology and structure. The result of Placer Dome's work was the identification of 6 high priority drill targets selected for testing in 2006. With the takeover of Placer Dome by Barrick Gold Corporation the Laguna Gold Project option was terminated and the targets have yet to be tested. The Company has acquired the sizable exploration database and will be using it to confirm the previously-identified targets.

EXPLORATION AND PROPOSED PROGRAM

The Company has not found any "reserves" on the Laguna Gold Property, as that term is defined in Guide 7 adopted by the SEC.

The Company's primary target on the Laguna Gold Property is buried high sulphidation gold or polymetallic deposits. To date, six high-priority drill targets that have similar geological characteristics to the Quicay gold deposit have been identified on the Laguna Gold Property and they will be systematically reviewed by the Company's technical team to prioritize drill targets.

Much of the area within the Laguna Gold Property lies within an intermountain basin and is covered with transported alluvium, colluvium, and possibly glacial drift deposits. While the cover thickness is believed to locally exceed 100m, the target Miocene-aged siliceous alteration systems form topographic highs where exposed and likely are present under reduced thicknesses of transported cover sequences. Mineralized Miocene intrusives and erosion-resistant silicified domains occur within the project area, specifically at the Quicay mine site, a siliceous topographic high resulting from high sulphidation epithermal gold mineralization.

NEVADA USA

ROY AND HILLS, PROPERTIES

LOCATION AND ACCESS:

The 478 hectare (1,180 acre) Roy and the 421 ha (1,040 acre) Hills Properties are located 56 and 65 kilometres respectively northwest of Tonopah. The Roy and Hills Claims are both adjacent to the Pole Line road and access to them is by truck from Tonopah. A power line follows the Pole Line road just east of the Roy and Hills property. The following map identifies the location of the Roy and Hills Claims:

[OBJECT OMITTED]APHIC OMITTED][GRAPHIC OMITTED]

                         SEE MAP 6 OF PDF FILE ATTACHED

               ROY AND HILLS PROPERTIES LOCATION MAP NEVADA, USA
       Legend shows: County Boundaries, Roads Cities, Property Boundaries

Drawn April 2005 revised May 5, 2007 by Amera Resources Corporation



MINERAL TENURE

In March 2005, pursuant to an acknowledgement agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the "Roy and Hills Claims"). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004. Mr. Jones is an arm's length, third party. Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company's wholly-owned subsidiary and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.

Mineral Titles included in the Roy and Hills Projects:

------------------------------------------------------------------------------------------------------------------------------
PROPERTY          CLAIMS      CLAIM NUMBER          ACRE     OWNER               EXPIRY DATE  PAYMENT/WORK REQUIRED
------------------------------------------------------------------------------------------------------------------------------

ROY                1 to 59    884363 to 884421      1,180    Amera Resources (US)     N/A     US$125 per claim for federal and
(59 claims)                                                                                   US$8.50 per claim for county
------------------------------------------------------------------------------------------------------------------------------

HILLS              1 to 28    884422 to 884449               Amera Resources (US)     N/A     US$125 per claim for federal and
(52 claims)                                         1,040                                     US$8.50 per claim for county
                  29 to 52    902686 to 902709               Amera Resources (US)     N/A     US$125 per claim for federal and
                                                                                              US$8.50 per claim for county
------------------------------------------------------------------------------------------------------------------------------

HISTORY

The Roy and Hills properties are located along the northern margin of the prolific Walker Lane epithermal belt, which has seen past production of more than 35 million gold equivalent ounces. The details of previous work on the Hills property is not known. On the Roy property, several short rotary drill hole sites were found testing the more silicified alteration. Results from this earlier drilling are unknown.

EXPLORATION AND PROPOSED PROGRAM

Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels. Work by the Company on the Roy and Hills Claims includes surface mapping, geological sampling, and a ground magnetics survey carried out by Quantec Geophysic along 200 meter-spaced lines with 10 meter-spaced sample points.

On the Roy property a gold-silver epithermal system is hosted within an alteration zone that outcrops over a 2.25 square kilometre area. One sample of float material collected from the central portion of the claim group assayed
41.5 g/t gold (1.2 oz/ton); gold values from additional surface rock sampling to date range between 0.030 to 0.60 g/t gold. The Hills property is located 7km to the northwest of the Roy property and hosts a prospective silver-gold epithermal system within a 1km by 500m alteration area. Rock chip sampling has returned values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold.

On June 9, 2006 the Company signed a letter of agreement to option to Astral Mining Corporation ("Astral") its Roy and Hills Claims (the "Astral Letter of Agreement"). Under the terms of the Astral Letter of Agreement, Astral may earn up to an 80% undivided interest in the Roy and Hills Claims. Astral can earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years. The Astral Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 shares to the Company on August 4, 2006.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects commenced in January, 2007. . The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold, from between 3.0 and 9.1m depth in hole R-07-5. This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury+/-antimony+/-copper was present near the top of hole R-07-06.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., a Qualified Person as defined in National Instrument 43-101. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc., an internationally recognized analytical services provider located in Sparks, Nevada. The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for the Company and a Qualified Person as defined in National Instrument 43-101..

The Company has not found any "reserves" on the Roy and Hills Claims, as that term is defined in Guide 7 adopted by the SEC.

Dr. David A. Terry, P.Geo. is the Qualified Person for the Roy and Hills Claims.

ESPERANZA PROJECT

On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it could earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province, Peru. The Company terminated its option agreement with Arcturus on July 31, 2006 and the Esperanza property carrying value of $511,883 was written off during the year ended December 31, 2006.

PLAN OF OPERATION AND EXPLORATION BUDGET

As of  April  30,  2007,  the  Company  had  working  capital  of  approximately
$3,800,000.

Reconnaissance programs designed to identify properties for staking in high potential mineral belts in Peru are ongoing and the projected budgets for these programs may be adjusted up or down dependent on results. In addition, the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions and has an active property review program. As prospective opportunities are identified, additional funds may be allocated to acquisitions and exploration work based on the recommendations of management and the board of directors.

The Company has not budgeted for any exploration programs on the Mogote Property during 2007 and is actively seeking joint venture partners to advance the project.

Preliminary surface exploration comprising prospecting, geological mapping, rock, soil and silt sampling was carried out in late 2005 and early 2006 on the Cocha Property. Early results from the work on the Cocha Property indicate a significant zone of near-surface sediment-hosted copper-silver mineralization is present. A Phase I eleven hole 1,394m diamond drill program was completed during August-September 2006. A follow-up Phase II program is planned for 2007 budgeted at $420,000.

Further surface work is planned for the Mitu Property. Numerous showings of high-grade copper-silver mineralization has been identified on surface and in old workings. A Phase I drill program to test some of these targets is planned for late 2007 - the project has a budget of $210,000.

Subsequent to satisfactory completion of due diligence on the Laguna Gold Property, and checking of all the geophysical-geochemical anomalies, a drill program to test at least six high priority targets will be permitted and carried out. The 2007 budget for the Laguna Gold Property is $650,000.

Exploration carried out during 2005 has identified two zones of mineralization on the Cruz de Mayo Property. The company plans to carry out a detailed soil and rock sampling program, ground geophysics and, dependant on results, a preliminary drill test of the property. A total of $220,000 has been budgeted for this work.

A total of $200,000 has been budgeted to advance other properties the Company currently has in its portfolio through surface exploration programs for the remainder of 2007.

Reconnaissance and evaluation activities aimed at identifying properties to acquire by direct staking or through agreements with third parties are planned to continue through the first half of 2007 in Peru. In addition the Company will be continually evaluating submittals and other exploration opportunities as they arise. It is the aim of the Company to acquire additional properties over the next year, primarily in Peru, Chile or Columbia. The Company has budgeted $850,000 for these activities during fiscal 2007. Management may have to make adjustments to the budget throughout the year, dependant upon exploration results and/or acquisition opportunities.

The table below sets forth the Company's exploration budget for the fiscal 2007 period.

------------------------------------------------------------------------------------------------------
                                             LOCATION     JANUARY-MAY     JUNE-DECEMBER        TOTAL
------------------------------------------------------------------------------------------------------

Cocha                              Cu-Ag       Peru         $100,000         $320,000         $420,000
Mitu                               Cu-Ag       Peru          $50,000         $160,000         $210,000
Cruz de Mayo                       Au-Cu       Peru          $50,000         $170,000         $220,000
Laguna                               Au                     $150,000         $500,000         $650,000
Other Peru Properties                          Peru          $50,000         $150,000         $200,000
Peru Generative and Acquisitions                            $250,000         $350,000         $600,000
Other Evaluations                                           $100,000         $150,000         $250,000
                                                            ------------------------------------------
TOTAL                                                       $750,000       $1,800,000       $2,550,000
                                                            ==========================================

The Company does not believe it has sufficient financial resources to conduct all of the planned exploration of its mineral property interests and to fund its ongoing overhead expenses during the 12 months from January 1, 2007 to December 31, 2007. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 11 of the Company's audited financial statements for the years ended December 31, 2006, 2005 and 2004 which are included herein. The noon rate of exchange on April 30, 2007, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.1068 (US$0.9035 = CDN S1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation. The Company does not engage in hedging activities.

The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX-V under the symbol "AMS". Effective September 13, 2006, the Company received clearance for trading on the Over-the-Counter Bulletin Board ("OTCBB") operated by the National Association of Securities Dealers, continuing under the symbol "AJRSF".

The Company is an exploration stage company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property. The Company has been focusing on conducting exploration programs on the Mogote property in Argentina and on its portfolio of properties in Peru. The Company's material mineral property interests are located in Argentina, Peru and in US. The Company is currently reviewing other mineral property interest opportunities in South and North America and has budgeted approximately $850,000 for fiscal 2007 for generative exploration program.

During December 2004 the Company staked the Roy and Hills claim blocks in Nevada. See "Item 4. Information on the Company - Property, Plant and Equipment
- Other Properties - Nevada, USA, Properties." During 2005 the Company staked or optioned the Cruz de Mayo, Acero and Cocha properties in Peru. During 2006 and the beginning of 2007, the Company staked or optioned the Fuyani, Mitu, and Laguna properties in Peru. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties."

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 2006 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2005

For the year ended December 31, 2006, the Company reported a net loss of $1,920,249 ($0.10 per share), an increase in loss of $485,698 from the $1,434,551 ($0.09 per share) for the year ended December 31, 2005.

A total of $1,422,749 of general and administrative costs were incurred for the year ended December 31, 2006, compared to $1,187,928 for the year ended December 31, 2005. Significant expenditures were incurred in the following categories:

     - Corporate development and investor relations costs of $227,747, compared to $252,981 during 2005, are comprised of costs related to investor relations, investor conferences and distributing general corporate information. These costs have decreased from the prior year primarily as a result of the Company discontinuing its contract with an external investor relations firm in early 2006.
     - General exploration costs of $296,810 were incurred during 2006 compared to $199,264 during 2005 as the Company expanded its generative exploration activities in Peru, Chile and Colombia.
     - Management fees of $85,833 were paid to the President of the Company pursuant to an employment agreement compared to $73,500 paid in 2005. Under the contract the President was paid $6,125 per month in 2005 which increased to $7,292 per month on May 1, 2006.
     - Office and sundry expenses were $122,639 during 2006 compared to $92,724 during 2005 as a result of the increase in activity in 2006.
     - Rent of $90,099 increased by $16,526 from $73,573 rent paid in 2005. The rent expense is comprised of an allocation of fees from the Grosso Group.
     - Salaries of $372,063 in 2006 increased $77,893 from $294,170 salaries paid in 2005. In 2006 salaries are comprised of an allocation of fees paid to the Grosso Group. In 2005 salaries were comprised of an allocation of fees paid to the Grosso Group and salaries paid to employees in the Peru office.
     - Stock-based compensation of $90,850 is the estimated fair value of 415,000 stock options granted to employees, directors and consultants during 2006 compared to $52,500 the estimated fair value of the 250,000 stock options granted during 2005. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate.
     - The $525,514 write-off of mineral properties in 2006 primarily consists of the $511,883 write-off of the Esperanza property. The Company terminated its option agreement with Arcturus in August 2006 in order to focus its exploration efforts on its other Peruvian properties. In 2005, the Company wrote-off the $225,000 carrying value of its Chubut properties as there was no active exploration on the properties.

During the year ended December 31, 2006, the Company capitalized $451,169 of expenditures on the Cocha Property, $179,770 on the Mogote Property, $111,775 on the Cruz de Mayo Property, $3,657 on the Korimarca Property, and $49,915 on other properties.

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

During the year ended December 31, 2005, the Company capitalized $801,830 of expenditures on the Mogote Property, $341,402 on the Esperanza property, $31,687 on the Korimarca property, $55,448 on the Cruz de Mayo Property, $25,655 on the Cocha Property, $40,879 on the Walker Lane property and $42,841 on other properties.

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

General and administrative costs in 2003 were nominal as the Company had just negotiated a number of mineral property agreements and had not yet commenced significant corporate or exploration activities. In addition, the Company did not commence its efforts to begin its initial public offering until the second quarter of 2003. A total of $408,3852 of general and administrative costs were incurred in 2003. The 2004 period represents the first full year since the Company completed its initial public offering and became a publicly-traded company. A total of $863,499 of general and administrative costs were incurred in the year ended December 31, 2004. Significant expenditures were incurred in 2004 in the following categories:

     - Corporate development and investor relations ($151,739) comprise of a monthly fee of $7,500 paid to Raven Capital for market awareness and investor relations for January to April. The arrangement with Raven Capital was terminated in April. Ridgecrest Capital S.A. was retained to provide consulting services for the Company with European investors and was paid fees of $18,305. The arrangement with Ridgecrest Capital was terminated effective December 31, 2004. Attendance at investment conferences was a cost of $30,100. The remaining corporate development and investor relations costs in fiscal 2004 was comprised of costs related to general corporate information and fees paid to consultants to assist the Company with its financings.
     - Management fees ($72,400) represents fees charged by the President of the Company pursuant to an employment agreement.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2006 was $531,126, an increase of $8,799 from $522,327 at December 31, 2005. Short-term investments balance increased to $100,000 at December 31, 2006 from $Nil at December 31, 2005. The subscription receivable of $166,250 that was outstanding as of December 31, 2006 from the Company's December, 2006 private placement was received in January 2007. There was no subscription receivable at December 31, 2005. Total assets increased to $4,343,852 at December 31, 2006 from $3,843,389 at December 31, 2005. This increase is mainly as a result of exploration expenditures incurred in 2006 which were capitalized to the Company's mineral properties and deferred costs, increased funds on deposit and short-term investments and the subscription receivable at December 31, 2006.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. During the year ended December 31, 2006, the Company earned interest income of $30,924, an increase of $15,923 from the year ended December 31, 2005 as a result of increased funds on deposit.

The Company has financed its operations through the sale of its equity securities. During the year ended December 31, 2006, the Company completed:

i) A private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008.

ii) A private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008. In addition, the Company issued 48,000 Agent's Warrants at $0.45 and 8,000 Agent's Units at $0.35 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $14,000.

The Company also received a further $716,700 (2005 - $326,649) from the exercises of warrants and $Nil (2005 - $8,250) from the exercise of stock options during 2006.

During the year ended December 31, 2006, the Company requested and was granted permission by the TSX Venture Exchange to amend the exercise price for 2,750,000 of $1.20 warrants with the March 24 and March 31, 2006 expiry date. The amended exercise price was $0.60 per warrant, however, there was no extension to the term of the warrants and the warrants expired on March 24 and March 31, 2006.

On April 19, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

The Agents were paid a commission of 7.5% cash and 8% Agents' Warrants. The Agents' Warrants will be exercisable into one common share at a price of $0.45 per warrant, for a period of 2 years. The Agents' Warrants will not be subject to early expiry.

The Company has received $Nil from the exercise of options and warrants from January 1 to April 30, 2007. As at April 30 2007, the Company had working capital of approximately $3,800,000.

The Company believes it has adequate resources to maintain its core activities for the 12 months from January 1, 2007 to December 31, 2007, but may not have sufficient working capital to fund all its planned exploration activities. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                       -----------------------------------------
                                                  PAYMENTS DUE BY PERIOD(1)
                                       -----------------------------------------
                                       LESS THAN     1-3        3-5    MORE THAN
                             TOTAL      1 YEAR      YEARS      YEARS    5 YEARS
--------------------------------------------------------------------------------

CONTRACTUAL OBLIGATIONS        -           -          -          -         -
--------------------------------------------------------------------------------
TOTAL                          -           -          -          -         -
================================================================================
(1)  As of December 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

------------------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                                  PERIOD OF
NAME, POSITION AND                           DIRECTOR, OCCUPATION DURING                                SERVICES AS A
COUNTRY OF RESIDENCE                         THE PAST FIVE YEARS(1)                                     DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                               President, CEO and Director of the Company.  VP,           April 2000
President, Chief Executive Officer           North America Corporate Development of IMA
and Director                                 Exploration Inc. since June 2005.  Director and
(resident of Vancouver, BC, Canada)          Corporate Secretary of Golden Arrow Resources
Age 40                                       Corporation since 2004.
------------------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                                Director, President and CEO of IMA Exploration Inc.        February 2004
Chairman and Director                        since February 1990.
(resident of Burnaby, BC, Canada)
Age 69
------------------------------------------------------------------------------------------------------------------------

JERRY A. MINNI                               Partner of Minni, Clark & Company, Certified General       November 2002
Director                                     Accountants since 1988;  Director and CEO Raytec
(resident of Vancouver, BC, Canada)          Development since 1992.
Age 45
------------------------------------------------------------------------------------------------------------------------

ROBERT COLTURA                               Businessman/Consultant, has been President of Matalia      August 2002
Director                                     Investments Ltd. since  Oct. 1993 to the present.
(resident of Langley, BC, Canada)
Age 41
------------------------------------------------------------------------------------------------------------------------

ARTHUR LANG                                  Chief Financial Officer.  Director and officer of IMA      March 2005
Secretary, CFO                               Exploration Inc. since April 2004 and a Director and
(resident of Vancouver, BC, Canada)          Officer of Golden Arrow Resources Corporation since
Age 63                                       June 2004.   Consultant providing financial
                                             management services to various clients from 1999 to
                                             April 2004 through Arthur G Lang Inc., a private
                                             British Columbia company.
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                                  PERIOD OF
NAME, POSITION AND                           DIRECTOR, OCCUPATION DURING                                SERVICES AS A
COUNTRY OF RESIDENCE                         THE PAST FIVE YEARS(1)                                     DIRECTOR/OFFICER
------------------------------------------------------------------------------------------------------------------------

DAVID TERRY                                  Vice President for the Company since March 2004 to         March 2004
Vice President, Exploration                  present.  Vice President, Exploration for the Grosso
(resident of Maple Ridge, BC, Canada)        Group from January 2005 to present. Regional
Age 41                                       geologist with the British Columbia Ministry of
                                             Energy and Mines in Cranbrook, British Columbia from
                                             May 2001 to March 2004
------------------------------------------------------------------------------------------------------------------------

GERALD CARLSON                               President and Director of Copper Ridge Exploration         November 2006
Director                                     Inc., a public British Columbia mineral exploration
(resident of West Vancouver, BC, Canada)     company from March 1999 to present.
Age 61                                       President of Nevada Star Resources Corp, from March
                                             5, 2002 to September 2004.  President of Golden Aria
                                             Corp. from March 2005 to present
------------------------------------------------------------------------------------------------------------------------

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

See "Item 3.  Key Information - Risk Factors."

The following table identifies, as of April 30, 2007, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

-------------------------------------------------------------------------------------------------------------------------------
NAME OF DIRECTOR    NAME OF COMPANY                 DESCRIPTION OF BUSINESS     POSITION              TERM OF SERVICE
-------------------------------------------------------------------------------------------------------------------------------

Nikolaos Cacos      IMA Exploration Inc.             Mineral Exploration        Vice President        June 2005 to present
                    Golden Arrow Resources Corp.     Mineral Exploration        Director              July 2004 to present
                                                                                Corporate Secretary   July 2004 to present
                    Blue Sky Uranium Corp            Uranium Exploration        Director              Nov. 2005 to present
-------------------------------------------------------------------------------------------------------------------------------
Joseph Grosso       IMA Exploration Inc.             Mineral Exploration        Director              February 1990 to present
                                                                                President & CEO       February 1990 to present
                    Golden Arrow Resources Corp.     Mineral Exploration        Director, Chairman    May 2004 to present
                                                                                President & CEO       May 2004 to present
                    Gold Point Energy Corp.          Mineral Exploration        Chairman, Director    April 2006 to present
-------------------------------------------------------------------------------------------------------------------------------
Jerry Minni         Raytec Development Corp.         Food Equipment             Director              February 1992 to present
                                                          Manufacturer          President             February 1992 to present
                    Global Sortweb.com Inc.          Software Development       Director              July 1998 to present
                                                                                CFO                   July 1998 to present
                    Avantec Technologies Inc.        Chemical Equipment         Director              June 1999 to present
-------------------------------------------------------------------------------------------------------------------------------
Gerald G. Carlson   Copper Ridge Explorations                                   President/Director    Mar 1999 to present
                    Golden Aria Corp.                                           President/Director    Mar 2005 to present
                    Almaden  Minerals Ltd.                                      Director              Jul 1998 to present
                    IMA Exploration Inc.             Mineral Exploration        Director              Feb 1999 to present
-------------------------------------------------------------------------------------------------------------------------------
David Terry         Golden Arrow Resources Corp.     Mineral Exploration        Director              July 2004 to present
                                                                                V.P. Exploration      July 2004 to present
                    IMA Exploration Inc              Mineral Exploration        Director              May 2004 to present
                                                                                V.P. Exploration      June 2004 to present
                    Astral Mining Corporation        Mineral Exploration        Director              March 2005 to present
-------------------------------------------------------------------------------------------------------------------------------
Robert Coltura      Matalia Investments Ltd.         Hospitality and Tourism    President             October 1993 to present
                                                           Consulting
-------------------------------------------------------------------------------------------------------------------------------
Arthur Lang         IMA Exploration Inc.             Mineral Exploration        Director              April 2004 to present
                                                                                VP & CFO              April 2004 to present
                    Golden Arrow Resources Corp.     Mineral Exploration        Director              June 2004 to present
                                                                                VP and CFO            July 2004 to present
                    Astral Mining Corporation        Mineral Exploration        CFO                   March 2007 to present
-------------------------------------------------------------------------------------------------------------------------------


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

COMPENSATION

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. ("IMA") Golden Arrow Resources Corporation ("Golden Arrow"), Gold Point Energy Corp. ("Gold Point"), Blue Sky Uranium Corp ("Blue Sky") and Astral Mining Corporation ("Astral"). The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005, the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $113,400 for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services. Under the agreement Mr. Cacos was paid $6,125 per month. Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 -
$72,400) to Mr. Cacos or to the private company controlled by Mr. Cacos. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

The Company does not have any retirement plans or benefits.

EXECUTIVE COMPENSATION

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2006, which has been released by the Company in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia).

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

During the Company's last completed financial year ended December 31, 2006, the Company had two Named Executive Officers, Mr. Nikolaos Cacos and Mr. Arthur Lang.

The following table (presented in accordance with the Regulations) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2006, 2005 and 2004 (to the extent required by the Regulations) in respect of the Named Executive Officer:


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
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

Nikolaos Cacos          2006      85,833        Nil        Nil           75,000          Nil          Nil          Nil
President and CEO       2005      73,500        Nil        Nil              Nil          Nil          Nil          Nil
                        2004      72,400        Nil        Nil           50,000          Nil          Nil          Nil



Arthur Lang             2006      15,223(2)     Nil        Nil           30,000          Nil          Nil          Nil
Secretary and           2005      13,402        Nil        Nil              Nil          Nil          Nil          Nil
CFO                     2004         Nil(3)     Nil        Nil              Nil          Nil          Nil          Nil
------------------    --------    ------------------------------    ----------------------------    -------    ---------

NOTE:

(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(2) During the year 2006, Mr. Lang's total compensation from Grosso Group Management Ltd. (the "Grosso Group") was $135,021, of which $15,223 was allocated to the Company as part of the Grosso Group fees for the year.
(3) During the year 2005, Mr. Lang's total compensation from Grosso Group was $94,667, of which $13,402 was allocated to the Company as part of the Grosso Group fees for the year.
(4)      During the year 2004, Mr. Lang received his compensation from IMA.

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

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2006 to the Named Executive Officers of the
Company:


===============================================================================================================
                                                                               MARKET VALUE OF
                          SECURITIES       % OF TOTAL                            SECURITIES
                            UNDER        OPTIONS GRANTED                         UNDERLYING
                           OPTIONS        IN FINANCIAL       EXERCISE OR         OPTIONS ON          EXPIRATION
NAME                       GRANTED          YEAR (1)        BASE PRICE(2)       DATE OF GRANT           DATE
                             (#)              (%)           ($/SECURITY)        ($/SECURITY)
---------------          ------------    --------------     ------------      -----------------      ----------

Nikolaos Cacos               75,000           18%               0.60                0.60             Jul. 11/11
---------------------------------------------------------------------------------------------------------------

Art Lang                     30,000            7%               0.60                0.60             Jul. 11/11
===============================================================================================================

(1)      Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2006 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:


======================================================================================================
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------          -----------     ---------------    -------------------    ---------------------

Nikoloas Cacos             Nil               Nil              250,000 / NA                Nil / NA

Arthur Lang                Nil               Nil               30,000 / NA                Nil / NA

=======================================================================================================

NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX-V.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2006 of $0.39 per share, less the exercise price of in-the-money stock options.

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

NON-CASH COMPENSATION

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:


---------------------------------------------------------------------------------------------------------------------
                                                                                   Market Value
                     Securities Under   % of Total Options                        of Securities
                    OPTIONS GRANTED(1)      Granted in          Exercise or     Underlying Options
NAME                       (#)           FINANCIAL YEAR(2)     BASE PRICE(3)    ON DATE OF GRANT      EXPIRATION DATE
                                                                ($/Security)       ($/Security)
---------------------------------------------------------------------------------------------------------------------

Directors as              40,000                9.6                 0.60               0.60           July 11, 2011
a group who are
not Named
Executive Officers
---------------------------------------------------------------------------------------------------------------------

(1)      All options are for the Company's Common Shares.
(2)      Percentage of all options granted in the year.
(3) The exercise price of the option is set at not less than the market value of the Company's Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

=======================================================================================================
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------------    -----------     ---------------    -------------------    ---------------------

Directors as a group       Nil               Nil              365,000 / N/A               NA / NA
who are not Named
Executive Officers

=======================================================================================================

NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX-V.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2006 of $0.39 per share, less the exercise price of in-the-money stock options.

EMPLOYMENT AGREEMENTS

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services. Under the agreement Mr. Cacos was paid $6,125 per month. Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 -
$72,400) to Mr. Cacos or to the private company controlled by Mr. Cacos. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Mr. David Terry, Vice President, Exploration for the Company, provides his services as part of the Company's agreement with the Grosso Group. Mr. Terry has entered into an agreement with the Grosso Group. Prior to January 1, 2005, Mr. Terry had a consulting agreement with the Company. See "Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd." and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Mr. Arthur Lang, Secretary and Chief Financial Officer for the Company, provides his services as part of the Company's agreement with the Grosso Group. Mr. Lang has entered into an agreement with the Grosso Group. Prior to January 1, 2005, Mr. Lang's services to the Company were provided as part of the Company's agreement with IMA. See "Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd." and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

Other than the Company's agreement with Mr. Cacos, there are no other agreements with any of the Company's officers or directors which provide for benefits upon termination of employment.

MANAGEMENT CONTRACTS

GROSSO GROUP MANAGEMENT LTD.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd. ("Grosso Group") to provide services and facilities to the Company. The formal agreement was approved by the TSX-V May 19, 2005.

The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, Gold Point, Blue Sky and Astral, each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable prorating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group:
$480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005
- $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

The Administration Services Agreement may be terminated by a shareholder company upon 30 days' written notice to the Grosso Group.

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

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of March 31, 2007, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang, Nick DeMare, Sean Hurd and Manfred Kurschner. Mr. Grosso is an officer and director of the Company, a director and officer of IMA and a director and officer of Golden Arrow. Mr. Lang is an officer of the Company, a director and officer of IMA and Golden Arrow and an officer of Astral. Nikolaos Cacos is a director of Blue Sky, an officer of IMA, a director and officer of Golden Arrow and a director and officer of the Company. Nick DeMare is an officer and director of Gold Point and Blue Sky. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies. Mr. Hurd is an officer and director of Blue Sky and Golden Arrow, an officer of IMA and a director of Gold Point. Mr. Kurschner is a director of Golden Arrow and an officer and a director of Astral.

Each of the public company shareholders of the Grosso Group has its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the Audit Committee were Messrs. Minni, Coltura, and Carlson. All the members of the Audit Committee are independent directors who are not officers or employees of the Company or its affiliates.

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

EMPLOYEES

The Company's officers serve on a part-time basis and, given the current level of the Company's activities, management does not believe the Company requires full-time employees. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." During the fiscal year ended December 31, 2006, the Company directly employed Nikolaos Cacos and indirectly employed approximately 24 employees (2005 - 20 employees) through the Administration Services Agreement with the Grosso Group, including corporate, accounting, geological and administrative services. The Company has five employees (2005 - one part-time employee) in its Lima, Peru office.

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

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of April 30, 2007.

--------------------------------------------------------------------------------
                                        SHARES AND RIGHTS
                                           BENEFICIALLY                PERCENT
TITLE OF CLASS     NAME OF OWNER       OWNED OR CONTROLLED(1)        OF CLASS(1)
--------------------------------------------------------------------------------

Common Stock       Nikolaos Cacos          1,398,413(2)                   6.4%
Common Stock       Joseph Grosso           1,345,680(3)                   6.2%
Common Stock       Robert Coltura            138,332(4)                   0.6%
Common Stock       Jerry Minni               151,549(5)                   0.7%
Common Stock       Gerald Carlson            150,000(6)                   0.7%
Common Stock       David A. Terry            200,000(7)                   0.9%
Common Stock       Arthur Lang                40,000(8)                   0.2%
                                           ---------                     ----
TOTAL                                      3,423,974                     15.8%
                                           =========                     ====
--------------------------------------------------------------------------------
NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 21,740,592 shares of common stock outstanding as of April 30, 2007.
(2) Includes the following shares, options and warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
         a.       197,636 shares held by Mr. Cacos;
         b.       67,000 shares held by Mrs. Cacos;
         c.       359,277 shares held by NAC Investments Inc.
         d.       Options held by Mr. Cacos to acquire 250,000 shares;
         e.       Options held by Mrs. Cacos to acquire 24,500 shares;
         f. Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
         g. Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
         h. Warrants held by NAC Investments Inc. to acquire 100,000 shares at a price of $0.45 per share, exercisable until December 8, 2008 See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
         a.       939,680 shares held by Mr. Grosso;
         b.       56,000 shares held by Mr. Grosso in an RRSP Account;
         c.       Options held by Mr. Grosso to acquire 250,000 shares;
         d. Warrants held by Mr. Grosso to acquire 100,000 shares at a price of $0.65 per share, exercisable until February 2, 2008 See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4) Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura's wife):
         a.       56,332 shares held by Mr. Coltura

         b.       7,500 shares held by Mrs. Coltura
         c.       Options held by Mr. Coltura to acquire 50,000 shares;
         d. Warrants held by Mr. Coltura to acquire 7,000 shares at a price of $0.65 per share exercisable until February 2, 2008 and warrants to acquire 10,000 shares at a price of $0.45 per share exercisable until December 8, 2008 and warrants to acquire 7,500 shares at a price of $0.45 per share exercisable until April 12, 2009 See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

(5)      Includes the following shares,  options and warrants held by Mr. Minni:
         a.       44,549 shares held by Mr. Minni
         b.       90,000 options; and
         c. Warrants held by Mr. Minni to acquire an additional 17,000 shares shares at a price of $0.65 per share, exercisable until February 2, 2008 See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6) Includes 50,000 shares held by Mr. Carlson and options held by Mr. Carlson to acquire 50,000 shares and warrants to acquire 50,000 shares at a price of $0.45 per share, exercisable until December 8, 2008. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(7) Includes 50,000 shares held by Mr. Terry, options to acquire 100,000 shares and warrants to acquire 20,000 shares at a price of $0.65 per share, exercisable until February 2, 2008 and warrants to acquire 30,000 shares at $0.45 per share, exercisable until December 8, 2008. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(8) Includes 5,000 shares held by Mr. Lang, options to acquire 30,000 shares and warrants to acquire 5,000 shares at a price of $0.65 per share, exercisable until February 2, 2008. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES

As of April 30, 2007, the Company had entered into property acquisition or option agreements pursuant to which up to 900,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."

Additionally, as of April 30, 2007, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 12,293,522 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.

STOCK OPTIONS

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meetings of shareholders of the Company held on June 28, 2006, June 22, 2005 and June 30, 2004, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). The Stock Option Plan approved June 30, 2004 replaced the Company's 2003 stock option plan. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

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

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a "Tier 2" company listed on the TSX-V, the term of the option will be not more than five years.

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

The TSX-V requires all TSX-V listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of April 30, 2007, an aggregate of 1,907,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

--------------------------------------------------------------------------------
                            NATURE          NO. OF     EXERCISE    EXPIRY
OPTIONEE                    OF OPTION(1)   OPTIONS   PRICE/SHARE   DATE
                                                          $
--------------------------------------------------------------------------------

Gerry Carlson               Director        25,000       0.45      Apr. 2, 2009
                                            50,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Nick DeMare                 Consultant      25,000       0.90      Apr 2, 2009
                                           125,000       0.60      Dec 12, 2008
                                            50,000       0.90      Apr, 2, 2009
--------------------------------------------------------------------------------
Nikolaos Cacos              Director        75,000       0.60      July 11, 2011
--------------------------------------------------------------------------------
Art Lang                    Officer         30,000       0.60      July 11, 2011
                                           100,000       0.60      Dec 12, 2008
                                            30,000       0.60      July 11, 2011
--------------------------------------------------------------------------------
Sean Hurd                   Consultant      50,000       0.90      Apr. 2, 2009
                                            75,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Steve Phillips              Consultant      25,000       0.90      Apr. 2, 2009
--------------------------------------------------------------------------------
Juan Carlos Berretta        Consultant      25,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
William Lee                 Consultant      25,000       0.60      Dec 12, 2008
                                           100,000       0.60      Dec 12, 2008
                                            85,000       0.90      Apr. 2, 2009
--------------------------------------------------------------------------------
Joseph Grosso               Director        65,000       0.60      July 11, 2011
--------------------------------------------------------------------------------
Carlo Timossi               Consultant      50,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Evelyn Grosso               Consultant      55,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Robert Coltura              Director        50,000       0.60      Dec 12, 2008
                                            50,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Jerry Minni                 Director        40,000       0.60      July11, 2011
--------------------------------------------------------------------------------
Louis P. Salley             Consultant      25,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Carlos D'Amico              Consultant     100,000       0.60      Dec 12, 2008
--------------------------------------------------------------------------------
Judy Wong                   Consultant      20,000       0.60      Dec 12, 2008
                                            60,000       0.90      Apr 2, 2009
--------------------------------------------------------------------------------
David Terry                 Officer         40,000       0.75      Mar. 21, 2010
--------------------------------------------------------------------------------
Diane Reeves                Consultant      25,000       0.90      Apr 2, 2009
--------------------------------------------------------------------------------
Tookie Angus                Consultant      45,000       0.90      Apr 2, 2009
--------------------------------------------------------------------------------
Aspasia Cacos               Consultant      24,500       0.90      Apr 2, 2009
--------------------------------------------------------------------------------
Campbell Smyth              Consultant      37,500       0.40      Feb. 14, 2012
--------------------------------------------------------------------------------
Claudia Sandoval            Consultant      25,000       0.75      Mar 21, 2010
--------------------------------------------------------------------------------
Oliver Frank                Consultant      25,000       0.60      Jul. 11, 2011
--------------------------------------------------------------------------------
Joerg Schweizer             Consultant     150,000       0.40      Mar. 26, 2008
--------------------------------------------------------------------------------
Kyle Johnson                Consultant      50,000       0.40      Mar. 26, 2008
--------------------------------------------------------------------------------
Mark Chadwick               Consultant      50,000       0.40      Mar. 26, 2008
--------------------------------------------------------------------------------
TOTAL:                                   1,907,000
                                         =========
--------------------------------------------------------------------------------

(1) Pursuant to the rules of the TSX-V the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

As of April 30, 2007, the directors and officers of the Company, as a group (7 persons), held options to purchase 769,500 shares of the Company's common stock, including options held by their spouses.

WARRANTS

As of April 30, 2007, there were non-transferable common share purchase warrants exercisable for the purchase of 10,386,522 common shares, 1,412,000 of which expire on February 2, 2008 and may be exercised at $0.65 per share and 2,291,000 of which expire on December 8, 2008 and may be exercised at $0.45 per share and

5,850,000 which expire on April 17, 2009 and may be exercised at $0.45 per share and 833,522 which expire on April 19, 2009 and may be exercised at $0.45 per share.

As of April 30, 2007, the directors and officers of the Company, as a group (7 persons), held warrants to purchase 691,500 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of April 30, 2007.

--------------------------------------------------------------------------------
                                              SHARES AND RIGHTS
TITLE OF CLASS         NAME AND ADDRESS      BENEFICIALLY OWNED       PERCENT OF
                          OF OWNER            OR CONTROLLED(1)          CLASS(1)
--------------------------------------------------------------------------------

Common Stock           Nikolaos Cacos            1,398,413(2)            6.4%
Common Stock           Joseph Grosso             1,345,680(3)            6.2%
                                                 ---------              ----
                       Total                     2,744,093              12.6%
                                                 =========              ====
NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 31, 2007, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 21,748,592 shares of common stock outstanding as of March 31, 2007.
(2) Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
     a.   197,636 shares held by Mr. Cacos;
     b.   67,000 shares held by Mrs. Cacos;
     c.   359,277 shares held by NAC Investments Inc.
     d.   Options held by Mr. Cacos to acquire 250,000 shares;
     e.   Options held by Mrs. Cacos to acquire 24,500 shares;
     f. Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
     g. Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
     h. Warrants held by NAC Investments Inc. to acquire 100,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3) Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
     a.   939,680 shares held by Mr. Grosso;
     b.   56,000 shares held by Mr. Grosso in an RRSP Account;
     c.   Options held by Mr. Grosso to acquire 250,000 shares;
     d. Warrants held by Mr. Grosso to acquire 100,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

None of the Company's principal shareholders have voting rights different from any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso. Mr. Grosso transferred the single outstanding share to Mr. Cacos on April 11, 2000. Subsequently, Messrs. Cacos and Grosso have acquired additional shares of the Company's common stock in private placements, the initial public offering and purchases through the TSX-V. There have been no significant changes in the percentage ownership of either Mr. Cacos or Mr. Grosso within the last three years.

ESCROW SHARES

All escrow shares were released on December 2, 2006.

UNITED STATES SHAREHOLDERS

As of April 30, 2007, there was one registered holder of the Company's common shares in the United States, with holdings of 50,000 shares, representing 0.02% of the issued shares of the Company on April 30, 2007. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

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

RELATED PARTY TRANSACTIONS

Other than as disclosed below, from January 1, 2004 through April 30, 2007 the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

                                  EXPLORATION
                                  EXPENDITURES
                                      US$                 DATE

                                    1,000,000             May 30, 2005
                                    1,000,000             May 30, 2006
                                    1,000,000             May 30, 2007
                                    ---------
                                    3,000,000
                                    =========

         As a result of the April 8, 2004 agreement, the aggregate expenditures which must be incurred by the Company on the Mogote Property, in order to earn the initial 51% interest and the additional 24% interest, are as follows:

                                          EXPENDITURES              CUMULATIVE
         DATE FOR COMPLETION                   US $                     US $

         July 1, 2004                         250,000                  250,000
         May 30, 2005                       1,000,000                1,250,000
         July 1, 2005                         300,000                1,550,000
         May 30, 2007(1)                    1,000,000                2,550,000
         July 1, 2007(1)                      300,000                2,850,000
         May 30, 2008(1)                    1,000,000                3,850,000
         July 1, 2008(1)                      400,000                4,250,000
                                            ---------
         TOTAL                              4,250,000
                                            =========

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

4). Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." Under the agreement the President was paid $6,125 per month. Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 - $72,400) to the
         President or to the private company controlled by the President. During the three months ended March 31, 2007, the Company paid $21,875 (2005 - $21,375) to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

5). The following table provides a listing of the offerings and private placements conducted by the Company, during the period from January 1, 2006 through April 30, 2007, along with the names of the officers, directors and/or principal shareholders which purchased securities in these offerings and private placements and the use of proceeds:

                                                                                               PURCHASE   MARKET
                                                                               PARTICIPATION     PRICE    PRICE(1)
         PLACEE                                                                 BY INSIDERS        $         $
         ---------------------------------------------------------------------------------------------------------

         Private Placement - 1,412,000 units, announced January 16, 2006                          0.60      0.59

              Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one common share in the capital of the Company on or before February 2, 2008 at a purchase price of $0.65.

         Nikolaos Cacos                                                             200,000
         Joseph Grosso                                                              100,000
         Robert Coltura                                                               7,000
         Lindsay Bottomer                                                            10,000
         Jerry Minni                                                                 17,000
         David Terry                                                                 12,000
         Arthur Lang                                                                  5,000
                                                                                    --------
         Total                                                                      351,000
                                                                                    ========


         Private Placement - 2,235,000 units, announced November 15, 2006                         0.35      0.35

              Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one common share in the capital of the Company on or before December 8, 2008 at a purchase price of $0.45.

         Nikolaos Cacos                                                             200,000
         Robert Coltura                                                              10,000
         Gerald Carlson                                                              50,000
         Jerry Minni                                                                 15,000
         Vera Minni (wife of Jerry Minni)                                            15,000
         David Terry                                                                 30,000
                                                                                    --------
         Total                                                                      320,000
                                                                                    ========


         Private Placement - 11,700,000 units, announced March 12, 2007                           0.40      0.35

              Each unit comprised one common share and one half non-transferable share purchase warrant. 1,100,000 of the full warrants entitle the holder thereof to purchase one common share in the capital of the Company on or before April 12, 2009 at a purchase price of $0.45 and 4,750,000 of the full warrants entitle the holder thereof to purchase one common share in the capital of the Company on or before April 17, 2009 at a purchase price of $0.45.

         Robert Coltura                                                              15,000
                                                                                    --------
         Total                                                                       15,000
                                                                                    ========

         (1) Quoted closing price on date of announcement of private placement or offering.

6).      See  "Item  6.   Directors,   Senior   Management   and   Employees   -
         Compensation."

7). The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, Gold Point, Blue Sky and Astral, each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable prorating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2005
         - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone. These fees are equivalent to costs the Company would have incurred directly.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

As at December 31, 2006, the President of the Company and a consultant of the Company each owed $70,000 to the Company for units purchased through the Company's private placement announced November 15, 2006. These amounts were paid to the Company on January 29, 2007 and January 24, 2007 respectively.

Except as mentioned above, during the fiscal years ended December 31, 2006, 2005, 2004, none of the following were indebted to the Company:

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

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------


DESCRIPTION                                                            PAGES
-------------------------------------------------                    -----------
Audited Financial Statements for the Years Ended
December 31, 2006, 2005 and 2004                                     F-1 to F-27


SIGNIFICANT CHANGES

None.

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

LEGAL PROCEEDINGS

None.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common stock commenced trading on the TSX-V on December 2, 2003. The Company's stock currently trades on the TSX-V under the symbol "AMS" and CUSIP number 02351P105.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX-V for the periods indicated:

                   TSX-VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                    ---------------------------
                                                          SALES PRICE ($)
---------------------         ---------             ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
December 31, 2006             9,473,300                 0.73            0.32
December 31, 2005            12,673,600                 0.94            0.35
December 31, 2004             7,113,900                 1.12            0.35
December 31, 2003(1)          1,444,847                 0.95            0.60

(1)  Period from December 2, 2003 to December 31, 2003.

                                                    ---------------------------
                                                          SALES PRICE ($)
---------------------         ---------             ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
March 31, 2007                1,889,200                 0.44            0.35
December 31, 2006             2,153,400                 0.44            0.32
September 30, 2006            1,191,400                 0.48            0.34
June 30, 2006                 2,880,400                 0.70            0.32
March 31, 2006                3,248,100                 0.73            0.51
December 31, 2005             3,247,900                 0.80            0.46
September 30, 2005            1,290,900                 0.94            0.35
June 30, 2005                 8,988,100                 0.51            0.37

                                                    ---------------------------
                                                          SALES PRICE ($)
---------------------         ---------             ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
April 30, 2007                  860,600                 0.43            0.36
March 31, 2007                  568,100                 0.42            0.35
February 28, 2007               978,300                 0.44            0.35
January 31, 2007                342,800                 0.42            0.36
December 31, 2006               519,900                 0.44            0.35
November 30, 2006             1,151,500                 0.44            0.33


         OVER-THE-COUNTER BULLETIN BOARD AND PINK SHEET TRADING ACTIVITY

The Company's common shares have been listed in the Pink Sheets under the symbol "AJRSF" since January 2004. Effective September 13, 2006, the Company received clearance for trading on the Over-the-Counter Bulletin Board ("OTCBB") operated by the National Association of Securities Dealers, continuing under the symbol "AJRSF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the OTCBB and Pink Sheets for the periods indicated. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
December 31, 2006               684,750                 0.73            0.281
December 31, 2005               365,910                 0.76            0.30
December 31, 2004               330,750                 0.84            0.27

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
March 31, 2007                   85,500                 0.357           0.292
December 31, 2006               195,900                 0.381           0.281
September 30, 2006              155,200                 0.48            0.43
June 30, 2006                   181,750                 0.70            0.32
March 31, 2006                  151,900                 0.73            0.51
December 31, 2005                87,970                 0.68            0.41
September 30, 2005              145,430                 0.76            0.30
June 30, 2005                    76,230                 0.41            0.30

                                                    ---------------------------
                                                      CLOSING SALES PRICE (US$)
---------------------         ---------             ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
---------------------         ---------             ------------   ------------
April 30, 2007                   45,300                 0.351           0.32
March 31, 2007                   14,000                 0.345           0.312
February 28, 2007                40,000                 0.357           0.315
January 31, 2007                 31,500                 0.339           0.292
December 31, 2006                53,200                 0.381           0.292
November 30, 2006                71,300                 0.377           0.281

REGISTRATION, TRANSFER AND PAR VALUE

The Company's common shares, no par value, are registered. The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

MEMORANDUM AND ARTICLES OF ASSOCIATION

Previously reported in the Company's registration statement on Form 20-F, filed with the SEC on October 28, 2004.

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

2. Property option agreement between the Company and Carlos Martin Thompson Palacoos dated May 11, 2005, pursuant to which the Company may earn up to 100% undivided interest in the Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru. To earn the interest in the property the Company must pay US$150,000 in option payments to the Vendor (US$35,000 paid) and incur US$1,500,000 expenditures over the period of four years as follows:

          OPTION      EXPLORATION
         PAYMENTS     EXPENDITURES   DATE
            US $           US $

           35,000              -     April 11, 2005 (paid on signing)
           25,000        200,000     April 11, 2007 (extended to June 30, 2007)
           40,000        550,000     April 11, 2008
           50,000        750,000     April 11, 2009
          -------      ---------
          150,000      1,500,000
         ========      =========

3. Letter of intent between the Company and Astral dated June 12, 2006 to option to Astral its Roy and Hills properties. Under the terms of the Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility stage, within three years. This Letter of Intent is subject to TSX-V approval, upon which Astral must issue the first 100,000 shares to the Company.

4. Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services. Under the agreement Mr. Cacos was paid $6,125 per month. Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

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

Not applicable.



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

ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Cacos, the Company's chief executive officer, and Mr. Lang, the Company's chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2006. Based upon that evaluation, Messrs. Cacos and Lang, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Jerry Minni, who serves on the Company's audit committee. Mr. Minni is an independent director within the meaning of and as required by the Ontario Securities Commission's Multilateral Instrument 52-110--Audit Committees.


ITEM 16B.   CODE OF ETHICS.
--------------------------------------------------------------------------------

Our Audit Committee has adopted a Code of Business Conduct and Ethics to provide principles for the purpose of promoting:

     o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
     o Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;
     o   Compliance with applicable governmental laws, rules and regulations;
     o The prompt internal reporting of violations of our Code of Business Conduct and Ethics; and
     o Accountability for adherence to our Code of Business Conduct and Ethics.


No waivers of any provision of the Code of Business Conduct and Ethics may be made except by the Audit Committee. Only the Audit Committee may amend the Code of Business Conduct and Ethics. Any waiver or amendment shall be reported as required by law or regulation.

The Company also has adopted a Whistleblower Policy and a Corporate Disclosure and Insider Trading Policy.

The Company's Code of Business Conduct and Ethics, Whistleblower Policy and Corporate Disclosure and Insider Trading Policy may be viewed at the Company's website at:
            http://www.ameraresources.com/s/corporategovernance.asp.

Additionally, each document is available in its entirety, free of charge, upon written request to us, attention of our Secretary, at the address listed on the front cover of this filing.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES .
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal year ended December 31, 2006, the Company's principal accountant is expected to bill approximately $35,000, and for the fiscal year ended December 31, 2005, the Company's principal accountant billed approximately $29,500 for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT RELATED

The Company's principal accountant billed $Nil and $1,785 amounts for the fiscal years ended December 31, 2006 and 2005, respectively, for assurance, tax and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

The Company's principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2006 and 2005, respectively, for tax services performed.

OTHER ACCOUNTING FEES

The Company's principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2006 and 2005, respectively, for other accounting services performed.

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


ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
--------------------------------------------------------------------------------

Not applicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------
                                                                        Pages
Audited Financial Statements for the Years Ended
December 31, 2006, 2005 and 2004                                     F-1 TO F-27


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

4.9      Consulting Agreement with David Terry dated February 16, 2004 (1)
4.10 Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004 (1)
4.11 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004 (1)
4.12     Amendment to Consulting  Agreement with David Terry dated June 29, 2004
         (1)
4.13 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Argentinean properties) (1)
4.14 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Mogote Property) (1)
4.15 Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. (1)
4.16 Acknowledgement between the Company and Steven K. Jones dated December 31, 2004 (2)
4.17 Agency Letter Agreement dated February 18, 2005 between the Company and Canaccord Capital Corporation (2)
4.18 Form of Agreement with the Grosso Group Management Ltd., effective January 1, 2005 (2)
4.19 Agreement between Recursos de lo Andes S.A.C., Company's wholly owned subsidiary, and Carlos Martin Thompson Palacoos dated May 11, 2005 (3)
4.20 Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006 (3)
4.21 Letter of Intent made between the Company and Astral Mining Corporation dated June 9, 2006 (3)
8.1      List of Subsidiaries
15.1     Maps inlcuded throughout document - pages 26,31,36,42,45,48
12.1     Certification of Nikolaos Cacos Pursuant to Rule 13a-14(a)
12.2     Certification of Arthur Lang Pursuant to Rule 13a-14(a)
13.1     Certification of Nikolaos Cacos Pursuant to 18 U.S.C. Section 1350
13.2     Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350

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

         (3) Incorporated by reference to the exhibits to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2006, file number 0-51005.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                         AMERA RESOURCES CORPORATION



Dated:   May 30, 2006                    /s/ NIKOLAOS CACOS
                                         --------------------------------------
                                         Nikolaos Cacos, President and Director

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2006, 2005 AND 2004

                         (EXPRESSED IN CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

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



/s/ NIKOLAOS CACOS                                      /s/ ART LANG

Nikolaos Cacos                                          Art Lang
President                                               Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
AMERA RESOURCES CORPORATION

We have audited the consolidated balance sheets of AMERA RESOURCES CORPORATION as at December 31, 2006 and 2005, and the consolidated statement of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.



                                                /s/ Ernst & Young LLP

Vancouver, Canada
April 20, 2007                                 Chartered Accountants

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2006 AND 2005
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    531,126         522,327
Short-term investments (Note 3)                         100,000               -
Marketable securities (Note 4)                           33,000               -
Other receivables, prepaids and deposits (Note 8)       157,318         136,218
Subscription receivable (Notes 6 and 13)                166,250               -
                                                   ------------    ------------
                                                        987,694         658,545

MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        3,356,158       3,184,844
                                                   ------------    ------------
                                                      4,343,852       3,843,389
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8)       116,963         142,275

FUTURE INCOME TAX LIABILITIES (Note 10)                  61,794         154,881
                                                   ------------    ------------
                                                        178,757         297,156
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                7,804,571       5,854,335

WARRANTS (Note 6)                                       498,025               -

CONTRIBUTED SURPLUS (Note 7)                            524,845         433,995

DEFICIT                                              (4,662,346)     (2,742,097)
                                                   ------------    ------------
                                                      4,165,095       3,546,233
                                                   ------------    ------------
                                                      4,343,852       3,843,389
                                                   ============    ============

COMMITMENTS (Note 5)

APPROVED BY THE BOARD

/s/ NIKOLAOS CACOS   , Director
---------------------

/s/ JERRY MINNI      , Director
---------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2006            2005            2004
                                                         $               $               $

EXPENSES

Accounting and audit                                     38,756          28,385          26,080
Corporate development and investor relations            227,747         252,981         242,804
General exploration                                     296,810         199,264          18,318
Legal                                                    28,841          55,058          63,058
Management fees                                          85,833          73,500          72,400
Office and sundry                                       122,639          92,724          51,173
Rent                                                     90,099          73,573          29,511
Salaries                                                372,063         294,170         154,074
Stock based compensation                                 90,850          52,500         131,805
Transfer agent and regulatory fees                       26,753          28,052          27,258
Travel                                                   42,358          37,721          47,018
                                                   ------------    ------------    ------------
                                                      1,422,749       1,187,928         863,499
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,422,749)     (1,187,928)       (863,499)
                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                          2,910          36,624          25,104
Interest income                                         (30,924)        (15,001)        (14,271)
Write-off of mineral properties (Notes 5(b)and(d))      525,514         225,000               -
                                                   ------------    ------------    ------------
                                                        497,500         246,623         (10,833)
                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                    (1,920,249)     (1,434,551)       (874,332)

DEFICIT - BEGINNING OF YEAR                          (2,742,097)     (1,307,546)       (433,214)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                (4,662,346)     (2,742,097)     (1,307,546)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.10)         $(0.09)         $(0.07)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       19,169,121      15,916,822      13,192,736
                                                   ============    ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                   (AN EXPLORATION STAGE COMPANY - SEE NOTE 1)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                       2006            2005            2004
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (1,920,249)     (1,434,551)       (874,332)
Adjustment for item not affecting cash
     Write-off of mineral properties                    525,514         225,000               -
     Stock based compensation                            90,850          52,500         131,805
                                                   ------------    ------------    ------------
                                                     (1,303,885)     (1,157,051)       (742,527)
Change in non-cash working capital balances             (46,412)         25,940        (103,461)
                                                   ------------    ------------    ------------
                                                     (1,350,297)     (1,131,111)       (845,988)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares and warrants                2,179,900       1,232,199       2,851,391
Share and warrant issuance costs                        (23,889)        (61,751)       (210,257)
                                                   ------------    ------------    ------------
                                                      2,156,011       1,170,448       2,641,134
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and
     deferred costs                                    (696,915)     (1,196,242)     (1,230,962)
(Increase) Decrease in short-term investments          (100,000)      1,000,000      (1,000,000)
Purchase of equipment                                         -               -          (2,797)
                                                   ------------    ------------    ------------
                                                       (796,915)       (196,242)     (2,233,759)
                                                   ------------    ------------    ------------
(DECREASE) INCREASE IN CASH                               8,799        (156,905)       (438,613)
     DURING THE YEAR

CASH - BEGINNING OF YEAR                                522,327         679,232       1,117,845
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                      531,126         522,327         679,232
                                                   ============    ============    ============



SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash                                     -               -               -
                                                   ============    ============    ============
Interest paid in cash                                         -               -               -
                                                   ============    ============    ============


ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)




1.       NATURE OF OPERATIONS AND GOING CONCERN

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

         The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company presently has adequate resources to maintain its core activities for the next fiscal year but may not have sufficient working capital to fund all its planned exploration activities. The Company will continue to rely on successfully completing additional equity financing (see note 13).

         These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

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

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         SHORT-TERM INVESTMENTS

         Short-term   investments  include  money  market  investments  maturing between 3 and 12 months from the date of initial investment.

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

         ASSET RETIREMENT OBLIGATIONS

         Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company may incur a gain or loss. As at December 31, 2006 the Company does not have any asset retirement obligations.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

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

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of short-term investments, other receivables, subscription receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2006, the market value of marketable securities was $40,000.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables. The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

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

         LOSS PER SHARE

         Loss per share is calculated on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic earnings and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


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


3.       SHORT-TERM INVESTMENTS

         As at December 31, 2006, the Company held short-term investments comprised of the following:

                                                         DECEMBER 31, 2006
                                                   ----------------------------
                                                     MATURITY        PRINCIPAL
                                                                         $
                                                   ----------------------------

         12 month term deposit
            - 3.7% annual interest rate            March 27, 2007       100,000
                                                   ============================

         The term deposit is fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.


4.       MARKETABLE SECURITIES

         At December 31, 2006, marketable securities had a quoted market value of $40,000. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)).

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                   --------------------------------------------    --------------------------------------------
                                                 DECEMBER 31, 2006                               DECEMBER 31, 2005
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $
                                   --------------------------------------------    --------------------------------------------

         Argentina
            Mogote Property           1,056,309       1,255,195       2,311,504         891,062       1,242,942       2,134,004
         Peru
            Cocha                        28,768         401,918         430,686          10,211          14,094          24,305
            Cruz de Mayo                 99,566          54,910         154,476          26,079          27,754          53,833
            Other                        50,664          52,988         103,652          25,930          43,251          69,181
            Esperanza Property                -               -               -         186,741         279,615         466,356
         USA
            Walker Lane, Nevada          97,010          21,336         118,346          97,010          21,173         118,183
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,332,317       1,786,347       3,118,664       1,237,033       1,628,829       2,865,862
         Proceeds on optioning of       (33,000)              -         (33,000)              -               -               -
             mineral properties
         Foreign value added tax              -         208,700         208,700               -         164,101         164,101
         Future income tax               36,540          25,254          61,794          81,270          73,611         154,881
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,335,857       2,020,301       3,356,158       1,318,303       1,866,541       3,184,844
                                   ============    ============    ============    ============    ============    ============

         See attached Mineral Property Interests and Deferred Costs Schedules.

         (a) The Company has an option agreement with Golden Arrow Resources Corporation ("Golden Arrow") to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina. The Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005), as follows:

                          SHARES TO     EXPLORATION
                          BE ISSUED     EXPENDITURES    DATE
                                             US $

                            100,000               -     Issued in 2003
                            100,000         250,000     Issued in 2004
                            250,000         300,000     Issued in 2005
                            300,000         300,000     Issued on July 7, 2006
                            900,000         400,000     July 1, 2007
                          ---------       ---------
                          1,650,000       1,250,000
                          =========       =========

                  On April 8, 2004, the Company and Golden Arrow entered into a further agreement on the Mogote property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                             US $        DATE

                          1,000,000      Completed
                          1,000,000      May 30, 2006 (revised to May 30, 2007)
                          1,000,000      May 30, 2007 (revised to May 30, 2008)
                          ---------
                          3,000,000
                          =========

                  The Company records the exchange amount of the shares issued at the time of the issuance as acquisition costs in mineral properties and deferred costs representing the fair value of consideration given.

                  During the year ended December 31, 2006, the Company and Golden Arrow revised certain terms of option agreement, the US$1,000,000 property expenditures required by May 30, 2006 are now extended to May 30, 2007 and the US$1,000,000 property expenditures required by May 30, 2007 are now extended to May 30, 2008. In return for granting of the extension, 10% of any payments in terms of cash or stock received by the Company from a third party who enters into an agreement regarding the Mogote property, will be paid to Golden Arrow.

         (b) On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province, Peru. The Esperanza property carrying value of $511,883 was written off during the year ended December 31, 2006, and the Company has terminated its option agreement with Arcturus.

         (c) On April 11, 2005 the Company entered into an option agreement whereby it may earn up to 100% undivided interest in the Cruz de Mayo project located in the southern portion of the
                  Department of Cuzco in Peru. To earn the interest in the property the Company must pay US $150,000 in option payments over the period of four years and incur US $1,500,000 expenditures over the four years as follows:

                   OPTION   EXPLORATION
                  PAYMENTS  EXPENDITURES      DATE
                    US $        US $
                   35,000          -  April 11, 2005 (paid on signing)
                   25,000    200,000  April 11, 2007 (extended to June 30, 2007)
                   40,000    550,000  April 11, 2008
                   50,000    750,000  April 11, 2009
                  -------  ---------
                  150,000  1,500,000
`                 =======  =========

         (d) During the year ended December 31, 2006, the Company wrote off the carrying value of $13,631 of a property in Peru as the Company decided to drop the mineral claim for the property.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (e) During the year ending December 31, 2006, the Company optioned to Astral Mining Corporation ("Astral") the Walker Lane Properties in Nevada. Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties. An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years. The Company received approval from TSX Venture Exchange (TSX.V) for this agreement.

         See Note 13.


6.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2003                   9,086,832       1,228,395

         Private placements                           4,007,000       2,891,350
         Exercise of warrants                           288,750         143,650
         Greenshoe option                               225,000         101,250
         For agent's fees                                55,300          44,240
         For mineral properties                         425,000         329,250
         Less share issue costs                              -         (210,257)
                                                   ------------    ------------
         Balance, December 31, 2004                  14,087,882       4,527,878

         Private placements                           1,650,000         907,500
         Exercise of warrants                           508,248         326,649
         Exercise of options                             11,000           8,250
         For agent's fees                                41,962          23,078
         For mineral properties                         300,000         143,500
         Contributed surplus reallocated
                  on exercise of options                      -           2,310
         Less share issue costs                               -         (84,830)
                                                   ------------    ------------
         Balance, December 31, 2005                  16,599,092       5,854,335

         Private placements                           3,647,000       1,629,450
         Warrants valuation                                   -        (503,765)
         Exercise of warrants                         1,194,500         716,700
         For agent's fees                                 8,000           2,800
         For mineral properties                         300,000         126,000
         Less share issue costs                               -         (20,949)
                                                   ------------    ------------
         Balance, December 31, 2006                  21,748,592       7,804,571
                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (a)      During  the  year  ended   December  31,  2006,   the  Company
                  completed:

                  i) a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008. The fair value assigned to the warrants was $352,012 net of issue costs of $6,675. The warrants were valued using the Black-Scholes Pricing Model at $0.25 per warrant on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 115% and expected life of 12 months.

                  ii) a private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008. In addition, the Company issued 48,000 Agent's Warrants at $0.45 and 8,000 Agent's Units at $0.35 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $14,000.

                           The fair value of warrants and agent's warrants were as follows:

                           1) value assigned to 2,235,000 warrants was $142,378, net of issue costs of $2,670

                           2)       value   assigned   to  the  48,000   agent's
                                    warrants and the 8,000 warrants granted as a component of the agent's units was $3,635

                           The Black-Scholes Pricing Model was used to value the warrants and agent's warrants. The warrants and agents warrant's were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

                           At December 31, 2006, the Company has recorded a subscription receivable balance of $166,250 relating to proceeds from this private placement which had not been received at year end. These proceeds were received in January 2007 (see Note 13 below).

         (b) During the year ended December 31, 2005, the Company completed a private placement of 1,650,000 units at $0.55 per unit, for gross proceeds of $907,500. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $0.60 per share on or before March 18, 2006. The Company also issued 66,750 Agent's Warrants at $0.60 and 14,962 Agent's Units at $0.55 per Unit and 27,000 Units at $0.55 per Unit as a Corporate Finance Fee. There were also cash commissions and administration fees paid of $61,751.

                  The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (c)      During the year ended December 31, 2004, the Company:

                  i) completed a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received;

                  ii) completed a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share for a period of one year from date of issue and at $1.20 per share for a period of two years from date of issue. In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006;

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

         (d)      Stock options and stock based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted during 2006 are subject to a four month hold period and exercisable for a period of five years. A summary of the Company's outstanding options at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is presented below:

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (d)      Stock options and stock based compensation (continued)


                                          ---------------------    ---------------------    ----------------------
                                                   2006                     2005                      2004
                                          ---------------------    ---------------------    ----------------------
                                            OPTIONS    WEIGHTED      OPTIONS    WEIGHTED      OPTIONS     WEIGHTED
                                          OUTSTANDING   AVERAGE    OUTSTANDING   AVERAGE    OUTSTANDING    AVERAGE
                                              AND      EXERCISE        AND      EXERCISE        AND       EXERCISE
                                          EXERCISABLE    PRICE     EXERCISABLE    PRICE     EXERCISABLE     PRICE
                                                           $                        $                         $


                  Balance,
                       Beginning of year     1,504,500    0.70        1,354,500    0.70          900,000     0.60
                  Granted                      415,000    0.60          250,000    0.75          454,500     0.90
                  Exercised                          -      -           (11,000)   0.75                -       -
                  Cancelled                    (75,000)   0.75          (89,000)   0.75                -       -
                  Forfeited                    (20,000)   0.60                -      -                 -       -
                                          ------------             ------------             ------------
                  Balance, end of year       1,824,500    0.68        1,504,500    0.70        1,354,500     0.70
                                          ============             ============             ============

                  Stock options outstanding and exercisable at December 31, 2006, are as follows:

                  NUMBER OF OPTIONS
                   OUTSTANDING AND           EXERCISE
                     EXERCISABLE               PRICE           EXPIRY DATE

                        900,000                $0.60           December 12, 2008
                        454,500                $0.90           April 2, 2009
                         75,000                $0.75           March 21, 2010
                        395,000                $0.60           July 11, 2011
                     ----------
                      1,824,500
                     ==========

                  During fiscal 2006, the Company granted stock options at $0.60 per share to its directors, employees and consultants to acquire 415,000 common shares (2005 - 250,000; 2004 - 454,500)
                  and recorded stock based compensation expense of $90,850 (2005
                  - $52,500, 2004 - $131,805). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                               2006          2005         2004

                  Risk-free interest rate      4.00%         3.10%       2.18%
                  Estimated volatility          97%           75%         36%
                  Expected life              2.5 years    2.5 years    2.5 years
                  Expected dividend yield        0%            0%         0%


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.23 per share (2005 - $0.21; 2004 - $0.29). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

6.       SHARE CAPITAL (continued)

         (e)      Warrants

                  A continuity summary of warrant equity is presented below:

                                                                         $

                  Balance, December 31, 2005                                  -
                      Warrant valuation from private placement
                          warrants granted                              503,765
                      Warrant valuation from agent's warrants
                          granted                                         3,635
                      Warrant issue costs                                (9,375)
                                                                   ------------
                  Balance, December 31, 2006                            498,025
                                                                   ============

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                       2006            2005            2004
                                                      NUMBER          NUMBER          NUMBER

                  Balance, beginning of year          3,687,783       4,230,300         965,000
                  Issued                              3,703,000         912,731       4,342,800
                  Exercised                          (1,194,500)       (508,248)       (288,750)
                  Expired                            (2,493,283)       (947,000)       (788,750)
                                                   ------------    ------------    ------------
                  Balance, end of year                3,703,000       3,687,783       4,230,300
                                                   ============    ============    ============

                  During the year ended December 31, 2006 the Company requested and was granted permission by the TSXV to amend the exercise price for 2,750,000 of $1.20 warrants with March 24, 2006 and March 31, 2006 expiry dates. The amended price was $0.60 per warrant. There was no extension to the term of the warrants.

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2006 are as follows:

                     NUMBER        EXERCISE PRICE          EXPIRY DATE
                                          $

                    1,412,000            0.65              January 30, 2008
                    2,291,000            0.45              December 8, 2008
                    ---------
                    3,703,000
                    =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

7.       CONTRIBUTED SURPLUS


         A continuity summary of contributed surplus is presented below:
                                                                                         $

         Balance, December 31, 2003                                                     252,000
             Contributed Surplus as a result of stock options granted                   131,805
                                                                                   ------------
         Balance, December 31, 2004                                                     383,805
             Contributed Surplus as a result of stock options granted                    52,500
             Contributed Surplus reallocated on exercise of stock options                (2,310)
                                                                                   ------------
         Balance, December 31, 2005                                                     433,995
             Contributed Surplus as a result of stock options granted                    95,450
             Contributed Surplus reversed as a result of stock options forfeited         (4,600)
                                                                                   ------------
         Balance, December 31, 2006                                                     524,845
                                                                                   ============


8.       RELATED PARTY TRANSACTIONS

         Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow, Gold Point Energy Corp and Astral. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.

         During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 -
         $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year. In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the agreement the President was paid $6,125 per month. On April 15, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292. During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 - $72,400) to the President
         or to the private company controlled by the President. The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. During the year the Company paid $Nil (2005 - $4,298; 2004 - $540) for consulting services performed by a former director of the Company.

         Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005 the Company shared office facilities with IMA. During the year ended December 31, 2004, the Company was charged $108,390 by IMA for shared rent and administration costs. During the year ended December 31, 2004, the Company paid $111,000 for professional fees (including a $25,000 relocation allowance), billed by an officer of the Company. Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2006 and 2005.

         The Company's total assets are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                DECEMBER 31, 2006
                                   ----------------------------------------------------------------------------
                                     CORPORATE
                                      CANADA         ARGENTINA          PERU            USA            TOTAL
                                         $               $               $               $               $

         Current assets                 923,326             714          63,654               -         987,694
         Mineral properties and
             deferred costs                   -       2,450,504         774,353         131,301       3,356,158
                                   ------------    ------------    ------------    ------------    ------------
                                        923,326       2,451,218         838,007         131,301       4,343,852
                                   ============    ============    ============    ============    ============


                                   ----------------------------------------------------------------------------
                                                                DECEMBER 31, 2005
                                   ----------------------------------------------------------------------------
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


10.      INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                   --------------------------------------------
                                                       2006            2005            2004
                                                         $               $               $

         Statutory tax rate                              34.12%          34.12%          35.62%
                                                   ============    ============    ============

         Loss for the year                           (1,920,249)     (1,434,551)       (874,332)
                                                   ============    ============    ============

         Provision for income taxes based on
              statutory Canadian combined federal
                   and provincial income tax rates     (655,189)       (489,469)       (311,137)
         Differences in foreign tax rates                30,315          (7,210)         (1,170)
         Non-deductible items                           228,677               -               -
         Losses for which an income tax benefit
              has not been recognized                   396,197         496,679         312,307
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


10.      INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                   ----------------------------
                                                       2006            2005
                                                         $               $
                                                   ----------------------------
         Future income tax assets
              Share and warrant issuance costs           60,826          95,867
              Resource deductions                        84,526               -
              Operating loss carryforward             1,113,246         659,044
                                                   ------------    ------------
                                                      1,258,598         754,911
                                                   ------------    ------------
         Valuation allowance for future tax assets   (1,258,598)       (754,911)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes in 2006 and 2005.

         FUTURE INCOME TAX LIABILITIES

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2006, the Company recorded a reduction of future income tax liability of $93,087 (2005 - increase of $55,124) and a corresponding adjustment to mineral properties.

                                                   ----------------------------
                                                       2006            2005
                                                         $               $
                                                   ----------------------------

         Future Income Tax Liabilities                   61,794         154,881
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $3,153,016 that may be available for tax purposes. The losses expire as follows:

                    EXPIRY DATE                             $

                       2007                               1,084
                       2008                                 116
                       2009                              26,258
                       2010                             195,857
                       2014                             852,555
                       2015                             978,627
                       2016                           1,098,519
                                                   ------------
                                                      3,153,016
                                                   ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                                                                                   --------------------------------------------
                                                                                       2006            2005            2004
                                                                                         $               $               $
                                                                                   --------------------------------------------

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                  Loss for the year under Canadian GAAP                              (1,920,249)     (1,434,551)       (874,332)
                  Mineral properties and deferred costs for the year (i)               (696,828)     (1,394,866)     (1,330,719)
                  Reversal of future income tax liability (i)                           (93,087)         55,124          99,757
                  Mineral properties and deferred costs written off during
                        the year which would have been expensed in the year
                               incurred (i)                                             525,514         225,000               -
                                                                                   ------------    ------------    ------------
                  Loss for the year under US GAAP                                    (2,184,650)     (2,549,293)     (2,105,294)
                  Unrealized gains (losses)
                        on available-for-sale securities (ii)                             7,000               -               -
                                                                                   ------------    ------------    ------------
                  Comprehensive loss (iii)                                           (2,177,650)     (2,549,293)     (2,105,294)
                                                                                   ============    ============    ============

                  Basic and diluted loss per share under US GAAP                         ($0.11)         ($0.16)         $(0.16)
                                                                                   ============    ============    ============

                  Weighted average number of common shares outstanding               19,169,121      15,916,822      13,192,736
                                                                                   ============    ============    ============

                                                                                   ----------------------------
                                                                                       2006            2005
                                                                                         $               $
                                                                                   ----------------------------

                  CONSOLIDATED BALANCE SHEETS

                  Shareholders' equity

                  Balance per Canadian GAAP                                           4,165,095       3,546,233
                  Mineral properties and deferred costs (i)                          (3,356,158)     (3,184,844)
                  Reversal of future income tax liability (i)                            61,794         154,881
                  Accumulated other comprehensive income (ii)                             7,000               -
                                                                                   ------------    ------------
                  Balance per US GAAP                                                   877,731         516,270
                                                                                   ============    ============

                  Mineral properties and deferred costs

                  Balance per Canadian GAAP                                           3,356,158       3,184,844
                  Mineral property interests and deferred costs under US GAAP (i)    (3,356,158)     (3,184,844)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                         -               -
                                                                                   ============    ============

                  Future Income Tax Liabilities

                  Balance per Canadian GAAP                                              61,794         154,881
                  Reversal of future income tax liability (i)                           (61,794)       (154,881)
                                                                                   ------------    ------------
                  Balance per US GAAP                                                         -               -
                                                                                   ============    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                                   --------------------------------------------
                                                                                       2006            2005            2004
                                                                                         $               $               $
                                                                                   --------------------------------------------

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Operating activities

                  Cash used per Canadian GAAP                                        (1,350,297)     (1,131,111)       (845,988)
                  Mineral property interests and deferred costs (i)                    (696,915)     (1,196,242)     (1,230,962)
                                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                                              (2,047,212)     (2,327,353)     (2,076,950)
                                                                                   ============    ============    ============

                  Investing activities

                  Cash used per Canadian GAAP                                          (796,915)       (196,242)     (2,233,759)
                  Mineral property interests and deferred costs (i)                     696,915       1,196,242       1,230,962
                                                                                   ------------    ------------    ------------
                  Cash provided (used) per US GAAP                                     (100,000)      1,000,000      (1,002,797)
                                                                                   ============    ============    ============


                  (i)      Mineral property interests and deferred costs

                           Mineral property interests and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 5. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  ii)      Marketable securities

                           For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs.

                  (iii)    Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. Effective January 1, 2007, the Company will be required to disclose comprehensive income under Canadian GAAP.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iv)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2006, 2005 and 2004.

         (b)      Recent Accounting Pronouncements

                  FINANCIAL INSTRUMENTS

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, short-term investments, other receivables and accounts payable. The Company will adopt this Handbook section in its fiscal 2007 year. The Company is currently reviewing the section to determine the potential impact, if any, on its consolidated financial statements.

                  HEDGE ACCOUNTING

                  Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

                  COMPREHENSIVE INCOME

                  Handbook Section 1530, "Comprehensive Income", introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on such securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with US GAAP.

                  ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

                  In July 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This Interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48's use of the term "more likely than not" represents a greater than 50 percent likelihood of occurrence.

                  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The Company is currently reviewing the provisions to determine the potential impact, if any, on its consolidated financial statements.

                  FAIR VALUE MEASUREMENTS

                  In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2006, 2005, and 2004 as follows:

                                                                   --------------------------------------------
                                                                       2006            2005            2004
                                                                         $               $               $
                                                                   --------------------------------------------

         Investing activities

             Expenditures on mineral property interests and
                  deferred costs                                       (126,000)       (143,500)       (329,250)
             Shares issued for mineral properties                       126,000         143,500         329,250
             Proceeds on the optioning of mineral properties             33,000               -               -
             Investment in marketable securities                        (33,000)              -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Financing activities

             Share and warrant issuance costs                            (6,435)        (23,078)        (44,240)
             Warrants                                                     3,635               -               -
             Shares issued for payment of agent's fees                    2,800          23,078          44,240
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


13.      SUBSEQUENT EVENTS

         Subsequent to December 31, 2006:

         (a) the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

                  The Agents were paid a commission of 7.5% cash and 8% Agents' Warrants. The Agents' Warrants will be exercisable into one common share at a price of $0.45 per warrant, for a period of 2 years. The Agents' Warrants will not be subject to early expiry.

         (b) the Company signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru. Under the terms of the letter of intent, an initial 51% interest may be earned by incurring US$650,000 in work expenditures and US$900,000 in option payments over 2 years. The Company may then elect to earn an additional 39% interest, by making a further
                  US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. The letter of intent provides for a 90 day legal and technical due diligence period.

         (c) the Company received the subscription receivable balance of $166,250 relating to proceeds from a private placement which was outstanding as at December 31, 2006.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2006
                         (EXPRESSED IN CANADIAN DOLLARS)



                              ---------  -----------------------------------------------------  ---------
                              ARGENTINA                           PERU                             USA
                              ---------  -----------------------------------------------------  ---------
                                                                                                  WALKER
                                                                CRUZ DE                            LANE,   ---------
                               MOGOTE    ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         2,270,734    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Expenditures during the year

    Acquisition costs           165,247     20,070      1,696     73,487     18,557     23,038          -    302,095
    Assays                            -          -          -          -     42,288          -         65     42,353
    Communications                4,268          -         11        350      4,214        456          -      9,299
    Drilling                          -          -          -          -    139,493          -          -    139,493
    Geophysics                        -          -          -          -          -          -          -          -
    Office                        2,556         97          -         12     19,989      2,332          -     24,986
    Salaries and contractors      5,429      3,311      1,378     23,527    113,125     13,141         97    160,008
    Supplies and equipment            -         94         36        115     13,372        545          -     14,162
    Transportation                    -        807        171      3,152     54,728      3,367          -     62,225
    Imagery and base maps             -          -          -          -        615      1,931          -      2,546
    Foreign value added tax       2,270      2,088        365     11,132     44,788      5,105          -     65,748
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                179,770     26,467      3,657    111,775    451,169     49,915        162    822,915
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Proceeds on the optioning
      of mineral properties           -          -          -          -          -          -   (33,000)   (33,000)
Future income tax (Note 10)           -   (78,197)       (76)    (1,059)      6,963    (2,731)   (17,987)   (93,087)
Write-off of mineral
    properties                        -  (511,883)          -          -          -   (13,631)          -  (525,514)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,450,504          -     35,706    172,301    486,049     80,297    131,301  3,356,158
                              =========  =========  =========  =========  =========  =========  =========  =========

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            CONSOLIDATED SCHEDULE OF
                  MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                         (EXPRESSED IN CANADIAN DOLLARS)



                              --------------------  -----------------------------------------------------  ---------
                                    ARGENTINA                                PERU                             USA
                              --------------------  -----------------------------------------------------  ---------
                                                                                                             WALKER
                                MOGOTE     CHUBUT                          CRUZ DE                            LANE,   ---------
                                         PROPERTIES ESPERANZA  KORIMARCA     MAYO      COCHA      OTHER      NEVADA     TOTAL
                                  $          $          $          $          $          $          $          $          $
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Balance,
    beginning of year         1,468,904    225,000    200,999          -          -          -          -    120,075  2,014,978
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Expenditures during the year
    Acquisition costs           223,365          -     83,744     11,844     26,079     10,211     14,086     19,706    389,035
    Assays                       31,687          -      6,361          -        803      3,020      1,415        198     43,484
    Communications                4,057          -      2,659          -         48          -        252          -      7,016
    Drilling                    312,063          -          -          -          -          -          -          -    312,063
    Geophysics                        -          -     35,490          -          -          -          -      9,368     44,858
    Office                       11,885          -      8,662        550      1,861        412        125          -     23,495
    Salaries and contractors    113,166          -    130,272      6,754     18,347      6,545     20,612     11,607    307,303
    Supplies and equipment        3,276          -     24,389      2,527      1,752      1,178        536          -     33,658
    Transportation               59,177          -     26,592      8,056      1,954      1,591      2,424          -     99,794
    Imagery and base maps             -          -      4,174          -      2,989      1,348          -          -      8,511
    Foreign value added tax      43,154          -     19,059      1,956      1,615      1,350      3,391          -     70,525
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                801,830          -    341,402     31,687     55,448     25,655     42,841     40,879  1,339,742
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Future income tax (Note 7)            -          -     21,212        438      6,137      2,262      3,903     21,172     55,124
Write-off of mineral
    properties                        -   (225,000)         -          -          -          -          -          -   (225,000)
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of year          2,270,734          -    563,613     32,125     61,585     27,917     46,744    182,126  3,184,844
                              =========  =========  =========  =========  =========  =========  =========  =========  =========