Form 20-F/A
period 2006-12-31
Amera Resources CORP
filed 2008-06-06
CIK 1303180

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

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

Amera Resources Corporation
(Translation of Registrant’s name into English)

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006.

21,748,592 Common Shares outstanding as of December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes _____      No      X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ____        No      X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer                                                                    Accelerated filer                                                          Non-accelerated filer       X

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17      X               Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ____     No     X

EXPLANATORY NOTE

The registrant is filing this Amendment No. 1 to its annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2007 (the “original filing”)) to reflect amendments to the original filing.  Accordingly, required disclosures have been amended as follows:

1.
Pages 9 and 10 of this filing and Note 11 of the registrant’s 2006 financial statements have been revised (DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) to reflect the costs that were incurred in the acquisition of the registrant’s Mineral Property interests and deferred costs.  For U.S. GAAP purposes, such costs are considered to be tangible assets while exploration expenditures are not tangible assets.

2.	Amendments have been made in order to clarify the technical disclosures regarding the registrant’s mineral properties under “Item 4. Principal Properties” of this filing.

3.
The report of the independent auditors has been revised to cover the restatements of the registrant's fiscal year ended December 31, 2004. The report of the independent auditors for the registrant's fiscal year ended December 31, 2004 has been included.

In addition, the registrant has attached hereto the exhibits required as a result of this amendment, as set forth in Item 19 below. The registrant has not made any modifications or updates to the financial statements for the original filing. This amendment does not describe other information, events or development occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. Accordingly, this amendment should be read in conjunction with the registrant’s fillings made with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment.

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the “SEC”).  Under these guidelines, the CIM definitions of proven and probable mineral reserves do not equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC (“Guide 7”).  In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

Breccia	A rock containing generally angular fragments of itself or some other rock.

Cateo
In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days.  In areas where fieldwork seasons are limited, only the available field season will be considered in determining the 1,100 days.  A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos.  Through the process of exploration, the owner of the cateo may make and file “manifestations” of discovery (see below) and petition the mining authority for the granting of mines (see below).  A cateo may be up to 10,000 hectares in size.  A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province.  When the cateo is officially granted, a one time payment of about  US$0.35 (Pesos $0.80) per hectare is required.

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

Manifestations
In Argentina, manifestations or “manifestaciones” of discovery are official notices filed with the mining authority indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery.  The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine (see below).  A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit.  The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

Mine
In Argentina, a mine or “mina” is a real property interest.  It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of 40 Pesos (approximately  US$17.50) per claim are made.  A mine may consist of one or several claims or “pertenencias”.  In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

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

Qualified Person
As defined in under Canadian law (National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”) an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

Sedimentary Rocks	Descriptive term for a rock formed of sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

Skarn	A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

Stockwork	A mineral deposit or accumulation consisting of a three-dimensional network of planar to irregular veinlets spaced closely together.

Stream Sediment Sample	A sample of fine sediment derived from the mechanical action of the stream.

Sulfide	A compound of sulfur combined with one or more metallic or semi-metallic elements.

Supergene	A mineral deposit or enrichment formed near the surface by descending solutions.

Talus	Rock fragments lying at the base of a cliff or on a steep slope from which they were derived.

Veinlet	A small vein.

Veins	An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

Ag	Silver

As	Arsenic

Au	Gold

Ba	Barium

Co	Cobalt

Cu	Copper

Mo	Molybdenum

Pb	Lead

Sb	Antimony

Zn	Zinc

Minerals:

Argentite	A silver sulphide mineral - Ag2S
Azurite	A deep blue to violet blue copper carbonate hydroxide mineral commonly found in the oxidation zones of porphyry copper deposits - Cu3(CO3)2(OH)2.

Biotite	An iron and magnesium bearing mica mineral.

Carbonate	A mineral containing the radical CO3.

Calcite	Calcium Carbonate (CaCO3)

Chalcopyrite	A sulfide mineral containing copper and iron – CuFeS2.

Chlorite
Family of sheet silicates of iron, magnesium and aluminum, characteristic of low-grade metamorphism or hydrothermal alteration. Green color, with cleavage like mica except that chlorite small scales are not elastic.

Feldspar	An aluminosilicate with variable amounts of potassium, sodium and calcium.

Hornblende	A complex hydrated aluminosilicate of magnesium, iron and sodium.

Magnetite	A magnetic iron oxide mineral.

Malachite	A bright green copper carbonate hydroxide mineral often found in the oxidized zone of porphyry copper deposits - Cu2(CO3)(OH)2.

Pyroxene	An aluminosilicate of magnesium and iron.

Rock Types:

Andesite	A volcanic rock with the principal minerals being plagioclase.

Conglomerate	A clastic sedimentary rock containing rounded fragments of gravel or pebble size.

Dacite	A volcanic or shallow intrusive rock with the principal minerals being plagioclase, quartz and one or more mafic constituents.

Diorite	An intrusive rock composed essentially of sodic plagioclase, hornblende, biotite, or pyroxene.

Limestone	A sedimentary rock consisting chiefly of calcium carbonate.

Sandstone	A clastic sedimentary rock composed largely of sand-sized grains, principally quartz.

Shale	A clastic sedimentary rock derived from very fine-grained sediment (mud).

Tuff	A consolidated rock formed of compacted volcanic fragments and fine ash, generally smaller than 4mm in diameter. If particles are melted slightly together from their own heat, it is a “welded tuff.”

Forward Looking Statements

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the “SEC”).  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3.  Key Information - Risk Factors”.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

PART I

Item 1.  Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2006, 2005 and 2004, was derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth for the years ended December 31, 2003 and 2002 are derived from the Company’s audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2006, 2005 and 2004, have been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

Reference is made to Note 11 of the Company’s audited financial statements for the years ended December 31, 2006 of the Company’s financial statements, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated any cashflow from its activities to fund ongoing activities and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company believes it has adequate resources to maintain its core activities for the 12 months from January 1, 2007 to December 31, 2007, but may not have sufficient working capital to fund all its planned exploration activities.  In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

Canadian Generally Accepted Accounting Principles

	(CDN $)
	Year Ended December 31,
	2006	2005	2004	2003	2002
Revenue	-	-	-	-	-
General Corporate Expenditures	(1,125,939)	(988,664)	(845,181)	(408,352)	(26,614)
General Exploration Expenditures	(296,810)	(199,264)	(18,318)	-	-
Foreign Exchange Loss	(2,910)	(36,624)	(25,104)	(896)	-
Interest and Miscellaneous Income	30,924	15,001	14,271	3,492	356
Write-off of mineral properties	(525,514)	(225,000)	-	-	-

Net Loss for the year	(1,920,249)	(1,434,551)	(874,332)	(405,756)	(26,258)
Loss per Share Basic and Diluted	(0.10)	(0.09)	(0.07)	(0.08)	(1.25)
Weighted Average Number of Shares Outstanding	19,169,121	15,916,822	13,192,736	4,848,716	20,974

Working Capital	870,731	516,270	1,686,120	1,021,272	174,042
Capital Assets	-	-	2,796	-	-
Mineral Properties	3,356,158	3,184,844	2,014,978	684,259	-
Long-Term Debt	-	-	-	-	-
Total Assets	4,343,852	3,843,389	3,754,341	1,820,883	207,469
Net Assets - Shareholder’s Equity	4,165,095	3,546,233	3,604,137	1,705,531	184,042

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):

		(CDN $)
Consolidated Statements of Operations
	2006	2005	2004	2003	2002
Loss for the year under Canadian GAAP	(1,920,249)	(1,434,551)	(874,332)	(405,756)	(26,258)
Mineral property and deferred exploration costs for the year, net of reversal of future income tax	(613,907)	(950,707)	(665,006)	(177,217)	-
Mineral property and deferred exploration costs written off during the year which would have been expensed in the year incurred	318,703	-	-	-	-
Loss for the year under US GAAP	(2,215,453)	(2,385,258)	(1,539,338)	(582,973)	(26,258)
Unrealized gains on available-for-sale securities	7,000	-	-	-	-
Comprehensive loss under US GAAP	(2,208,453)	(2,385,258)	(1,539,338)	(582,973)	(26,258)
Basic and diluted loss per share under US GAAP	(0.12)	(0.15)	(0.12)	(0.12)	(1.25)

Consolidated balance sheets	(CDN $)
	2006	2005	2004	2003	2002
Shareholders’ Equity
Balance per Canadian GAAP	4,165,095	3,546,233	3,604,137	1,705,531	184,042
Mineral property and deferred exploration costs expensed net of reversal of future income tax	(1,962,047)	(1,792,930)	(842,223)	(177,217)	-
Accumulated other comprehensive income	7,000	-	-	-	-
Balance per US GAAP	2,210,048	1,753,303	2,761,914	1,528,314	184,042
Mineral properties and deferred costs
Balance per Canadian GAAP	3,356,158	3,184,844	2,014,978	684,259	-
Mineral properties and deferred costs expensed under US GAAP	(2,023,841)	(1,947,811)	(941,980)	(177,217)	-
Balance per US GAAP	1,332,317	1,237,033	1,072,998	507,042	-
Future income tax liabilities
Balance per Canadian GAAP	61,794	154,881	99,757	-	-
Reversal of future income tax liability	(61,794)	(154,881)	(99,757)	-	-
Balance per US GAAP	-	-	-	-	-

Consolidated statements of cash flows
	2006	2005	2004	2003	2002
Operating Activities
Cash used per Canadian GAAP	(1,350,297)	(1,131,111)	(845,988)	(80,610)	(4,031)
Mineral properties and deferred costs	(540,890)	(950,707)	(994,256)	(177,217)	-
Cash used per US GAAP	(1,891,187)	(2,081,818)	(1,840,244)	(257,827)	(4,031)
Investing Activities
Cash used per Canadian GAAP	(796,915)	(196,242)	(2,233,759)	(414,259)	-
Mineral properties and deferred costs	540,890	950,707	994,256	177,217	-
Cash provided (used) per US GAAP	(256,025)	754,465	(1,239,503)	(237,042)	-
Financing activities
Cash provided per Canadian and US GAAP	2,156,011	1,170,448	2,641,134	1,415,245	201,499

See Note 11 of the Company’s consolidated financial statements.

Exchange Rate History

The noon rate of exchange on April 30, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1068 (US$0.9035 = CDN$1.00).

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

Period	Average
January 1, 2006 – December 31, 2006	0.8818
January 1, 2005 – December 31, 2005	0.8254
January 1, 2004 – December 31, 2004	0.7682
January 1, 2003 – December 31, 2003	0.7206
January 1, 2002 – December 31, 2002	0.6368

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
April 2007	0.9035	0.8633
March 2007	0.8673	0.8467
February 2007	0.8631	0.8437
January 2007	0.8586	0.8547
December 2006	0.8760	0.8582
November 2006	0.8869	0.8715

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Recent Accounting Pronouncements

United States Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective beginning January 1, 2008, and the provisions of SFAS 157 will be applied prospectively as of that date.  The adoption of SFAS 157 is not expected to have an effect on the Company’s financial position.

The FASB has also issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS Interpretation No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have an effect on the Company’s financial position.

Canadian Pronouncements

The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company’s financial position or results of operations.

Risk Factors

Due to the nature of the Company’s business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company’s operations (see “Item 4. Information on the Company – History and Development of the Company”):

Liquidity and Cash Flow: The Company has limited financial resources, has a history of losses and has no source of operating cash flow.  The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future.  Historically, the only source of funds available to the Company has been through the sale of its common shares.

As of April 30, 2007, the Company had working capital of approximately $3,800,000.  The Company believes it has adequate resources to maintain its core activities for the 12 months from January 1, 2007 to December 31, 2007, but may not have sufficient working capital to fund all its planned exploration activities.   In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

Exploration Stage Company: All of the Company’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in Guide 7 adopted by the SEC.  The term “reserves” is defined in Guide 7 as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.”  Guide 7 is available from the SEC’s website at:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote.  The Company’s property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company’s property interests will probably be lost.  If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

Additional Financing: In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Substantially all of the Company's financings have been conducted through the sale of its common stock.  Continued price fluctuations will have a significant impact on the Company’s ability to complete equity financings.

Exploration Risks: The properties in which the Company has an interest are located in Argentina (a portion of one project extends into Chile), Peru and Nevada, United States.  Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  The Company’s exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects.  The effect of all of these factors cannot be accurately predicted.  Both the Argentinean and Peruvian economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.  If the economies of Argentina and Peru fail to grow or suffer a recession, the Company may not be able to continue its activities in those countries.  The Company does not maintain and does not intend to purchase political risk insurance.

Exploration activities require permits from various federal, provincial or territorial and local governmental authorities and are subject to national and local laws and regulations governing prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company.  See “Item 4. Information on the Company - Business Overview - Government Regulations.”  Exploration activities are also subject to substantial regulation under these laws by governmental agencies.  There can be no assurance, however, that all permits which the Company may require for its exploration activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on any project which the Company might undertake.

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

Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.  The cost of compliance with changes in governmental regulations has a potential to increase the Company’s expenses.

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

The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on any of the Company’s mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt.  Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

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

Price Fluctuations and Share Price Volatility: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $0.73 to a low of $0.32 during the 12-month period ending December 31, 2006.  There can be no assurance that continual fluctuations in price will not occur.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Operating Hazards and Risks: All of the Company’s mineral claim interests are located outside of Canada.  If the Company were to become involved in a legal action in Canada relating to its mineral claim interests, the Company may not be able to enforce any judgment it obtains in such an action against assets located outside of Canada.

Peru has been the subject of terrorism.  The Company may not be able to continue its activities in Peru if the terrorism resumes.  The Company may not be able to find suitable labor for its Peruvian projects or may have difficulty in obtaining financing for its Peruvian projects in that event.

The Company’s long-term profitability will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.  Mineral exploration is a speculative business characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit.  The Company may not discover minerals in sufficient quantities to justify activities beyond the exploration stage.  In which case, the Company may have to delay or abandon its mineral property interests.

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

Management: The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. Nikolaos Cacos, the President, Chief Executive Officer and a director of the Company, and Mr. Joseph Grosso, the Chairman of the Board of Directors.  The loss of services of either Mr. Cacos or Mr. Grosso could have a material adverse effect on the Company.  With the exception of the service agreement with Mr. Cacos, the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future.  See “Item 6. Directors, Senior Management and Employees - Employment Agreements.”  The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

Dependence Upon Others: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions, (ii) the ability to discover and produce minerals; (iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.

Conflicts of Interest: Several of the Company’s directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

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

As of the date of this annual report all material related party transactions which have arisen since January 1, 2004, have been described in “Item 7.  Major Shareholders and Related Party Transactions.”

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

The Company maintains a Foreign Commercial Automobile Liability Insurance policy on owned, leased, hired and non-owned automobiles with the following liability limitations:

• $5,000,000 bodily injury liability for each person.
• $5,000,000 bodily injury liability for each occurrence.
• $5,000,000 property damage liability for each occurrence.
• $10,000 medical expense coverage, per person.

• $10,000 medical expense coverage, per accident.

The foregoing descriptions of the Company’s insurance policies do not purport to be complete and does not cover all of the exclusions to such policies.

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

Argentina has recently experienced some economic and political instability.  Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally.  Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country had defaulted on its loans, it has repaid its debt to the International Monetary Fund in December 2005.  The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina.  The Company does not believe that any current currency restrictions which may be imposed in Argentina will have any immediate impact on the Company’s exploration activities.

Impact of Government Regulations on the Company’s Business:  The Company’s activities are subject to various governmental regulations in Argentina, Peru and the United States.

Argentina

Mining Industry

Mineral companies are subject to various federal and provincial laws and regulations including specific mining and environmental rules.  The Company believes it is in material compliance with all applicable legislation.

The right to explore a property (a “cateo”) and the right to exploit (a “mina”) are granted by administrative or judicial authorities via concessions.  Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature.  Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered.  Upon the grant of a legal concession of a cateo or a mine, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

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

Political Environment and Economy

In recent years Argentina has experienced a number of changes to its government.  The current president, Nestor Kirchner, came to power in May 2003.  The economic performance of the country has been troubled and uncertain since the late 1990’s.  Management believes there are positive indications that the economic situation continues to improve.

Peru

Mining Industry

Peru has a lengthy history of mining activities that predates the Spanish conquistadors.  Although political unrest and instability have slowed the development of some of Peru’s ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources.  Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals.  Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America’s largest single gold producer and Antamina is the world’s largest zinc and copper mine.

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

The Constitution of Peru provides that foreign persons or companies cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometres of Peru’s borders.  The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a Decreto Supremo.  The Decreto Supremo must be signed by the President of Peru and the Presidential Cabinet, called the Consejo de Ministros.

None of the Company’s Peruvian property interests are located within 50 kilometres of Peru’s borders.

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines.  However, the Company’s exploration activities do not require any licenses or permits from the Department of Energy and Mines.  The Company has obtained the necessary permits, if any, for its current and planed work on the Peruvian properties.

Nevada, United States

In the U.S., much of the Company’s exploration activities occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to federal mining laws.  There are numerous federal regulatory developments that could restrict the Company’s activities and significantly increase regulatory obligations and compliance costs with respect to the Company’s exploration activities.

The Company’s exploration programs in Nevada are subject to state and federal regulations regarding environmental considerations.  All activities associated with the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that its activities may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of the Company’s activities.  Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of its activities, the extent of which cannot be predicted.  Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future.  This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings.

At the present time, the Company’s mineral exploration activities in Nevada are in compliance with all known environmental requirements.

Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance.  As of the date of this annual report the Company has not conducted an archeological survey on its Nevada properties.  In the future the Company may be required to conduct such a survey if its activities constitute a “disturbance”.  To the best of management’s knowledge, there are no known environmental or threaten and endangered species issues at our Nevada properties that would provide grounds for denial of approval of a plan of operation.

Environmental Regulations: The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company’s operations; however, any changes in environmental legislation or regulations, or in the Company’s business, may cause compliance with such legislation and/or regulation to have a material impact on the Company’s operations.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.  The Company intends to ensure that it complies fully with all environmental regulations relating to its operations.

No Dividends: The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  Additionally, the determination as to the declaration of dividends is within the discretion of the Company’s Board of Directors, which may never declare cash dividends on the Company’s common stock.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

Penny Stock Regulation: The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks”.  Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  Since the Company’s shares are traded for less than US$5.00 per share, the shares are subject to the SEC’s penny stock rules until such time as (1) the Company’s net tangible assets exceed US$5,000,000 during the Company’s first three years of continuous operations or US$2,000,000 after the Company’s first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for three years.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

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

United States Market:
The Company’s common stock is illiquid and its shareholders may be unable to sell their shares.  The Company’s common shares are currently quoted on the Over-the-Counter Bulletin Board (OTC Bulletin Board) and are thinly traded. In the past, the Company’s share trading prices have fluctuated widely, depending on many factors that may have little to do with the Company’s operations or business prospects. There is currently a limited market for the Company’s common shares and the Company can provide no assurance to investors that a market will develop. Consequently, the Company’s shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.  If a market for the Company’s common shares does not develop, the Company’s shareholders may not be able to re-sell the Company’s common shares that they have purchased and they may lose all of their investment.  In addition, the OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the NASDAQ Stock Market, Inc., and the Company’s shareholders may have difficulty reselling any shares purchased.

Enforcement of Legal Process: It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia.  None of the Company’s directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

Outside Scrutiny: Some mining companies have experienced issues and problems from local communities relating to their exploration activities.  These local communities have restricted access to the companies’ properties.  If the Company’s activities are not acceptable to communities where work is being undertaken the Company may have to abandon its investment in the property.

Dilution: The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX-V, when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

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

U.S. Tax Liability: The Company may be deemed to be a “Passive Foreign Investment Company” (“PFIC”).  See “Item 10.  Additional Information - Taxation.”  If the Company is deemed to be a PFIC, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of

1986, as amended.  The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

Item 4.   Information on the Company.

History and Development of the Company

The Company was incorporated pursuant to the Company Act (British Columbia) (the “Company Act”) on April 11, 2000 under the name “XS Capital Corp.”  Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso, who at the time was not an officer or director of the Company.  Mr. Grosso transferred the single outstanding share to Mr. Cacos, President and a director of the Company, on April 11, 2001.  Effective February 2004, Mr. Grosso became the Chairman and a director of the Company.  The Company remained without a business asset and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below.  As a result of the decision to engage in mineral exploration activities, the Company changed its name to “Amera Resources Corporation” on March 4, 2003.  There was no change of control or change in management in connection with the name change.  In December 2003, the Company completed its initial public offering (“IPO”) and commenced trading on the TSX-V under the symbol “AMS”.  See “Item 10. Additional Information - Memorandum and Articles of Association.”

The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, (the “Letter of Intent”), as amended by Amending Letter Agreement dated September 30, 2003, (the “Amended Letter Agreement”), with IMA Exploration Inc. (“IMA”) and Inversiones Mineras Argentinas S.A. (“IMASA”), an indirect, wholly-owned subsidiary of IMA, whereunder the Company was granted an irrevocable option (the “Mogote Option”) to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the “Mogote Project”).  See “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  To exercise the option, the Company must issue an aggregate 1,650,000 common shares and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project, being $197,854.  As well, the Company has agreed to make all payments required to maintain the Mogote Project in good standing including all payments due to the underlying owners and vendors thereof, which total US$269,100.  As of December 31, 2006 the full amount of the exploration expenditures and the IMA expenditures obligation have been paid and 750,000 common shares have been issued.

The Company shall be the operator of the Mogote Project throughout the term of the subject option.

On April 8, 2004, the Company and IMA entered into a further agreement (the “Second Amending Letter Agreement”), whereby the Company can earn an additional 24% interest Mogote Project, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares to IMA and expending an additional US$3 million of exploration expenditures over a three year period.  The 300,000 common shares were issued to IMA on  April 22, 2004.  See “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project” and “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

By an assignment agreement dated June 28, 2004, effective July 7, 2004, IMA’s and IMASA’s rights and obligations under these agreements were assigned to Golden Arrow Resources Corporation (“Golden Arrow”) and Inversiones Mineras  Australes S.A. (“IMAUSA”), an Argentine company and an indirectly, wholly owned subsidiary of Golden Arrow, as a result of IMA transferring its option on the Mogote property to Golden Arrow, through the transfer of IMASA’s interest in the Mogote property to IMAUSA.

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

In addition, the Company entered into a Property Purchase Agreement, also dated March 6, 2003, (the “Property Purchase Agreement”), with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the “Chubut Project”).  See “Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  In consideration therefore, the Company agreed to issue 500,000 of its common shares to IMA (with a deemed value at the time of the transaction of $22,000 which was IMA’s recorded cost for the properties). IMA retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA at such time as a decision to place any of the properties in commercial production is made.  Although the 500,000 shares had a deemed value of $22,000 at the time of the transaction, the shares were not issued until November 2003, in connection with the Company’s IPO.  Under Canadian GAAP, the shares were required to be valued at the market price at the time of issuance, which was $225,000 (based upon the initial public offering price of $0.45 per share).  By an assignment agreement dated June 28, 2004, effective July 7, 2004, IMA’s and IMASA’s rights and obligations under the Property Purchase Agreement were assigned to Golden Arrow and IMAUSA.

In March 2003, when the Letter of Intent and Property Purchase Agreement were executed, the Company was not publicly listed.  The agreements were negotiated by the Company’s directors (then Messrs. Cacos, Minni and Coltura) who considered among other factors the agreements, transactions of a similar nature currently being entered in the mining industry, the Company’s business plan, the Company’s future IPO and its planned listing on the TSX-V.  At the time, Messrs. Minni and Coltura were disinterested members of the board of directors.  At the time of the Second Amending Letter Agreement, Messrs. Cacos and Grosso abstained from voting and the transaction was approved by the remaining disinterested members of the board of directors, who at the time were Messrs. Minni, Coltura and Bottomer.

In March 2005, pursuant to an acknowledgement agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the “Roy and Hills Claims”). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004.  Mr. Jones is an arm’s length, third party.  Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company’s wholly-owned subsidiary and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.  During fiscal 2006, the Company granted an option on its Roy and Hills properties in Nevada to Astral Mining (US) Corporation.  Under the terms of the Astral Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Claims.  Astral can earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years.

On April 11, 2005, the Company entered into an option agreement with a third party, Carlos Martin Thompson Palacios, for the road-accessible 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru.  The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares. The Company may earn up to 100% undivided interest in the Cruz de Mayo property by making US$150,00 in option payments over four years and incur US$1,500,000 work expenditures over four years. See “Item 4. Information on the Company - Property, Plant and Equipment”.

In October 2005, the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  On March 2, 2006 the Company announced that it had been formally granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.; a finders-fee has been paid to an arms-length individual in connection with the identification of this target. See “Item 4. Information on the Company - Property, Plant and Equipment”.

Effective September 13, 2006, the Company received clearance for trading on the Over-the-Counter Bulletin Board (“OTCBB”) operated by the National Association of Securities Dealers, under the symbol “AJRSF”.

On December 7, 2006, the Company executed, through its Peruvian subsidiary, Recursos de los Andes S.A.C., a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru.  Upon signing of a cession of mining rights for the property, the Company will make a cash payment of US$120,000.  An initial 51% interest will be earned upon incurring US$650,000 in work expenditures and payment of US$890,000.  An additional 39% interest may be earned with payment of US$4,000,000 and completion of a bankable feasibility study.  See “Item 4. Information on the Company - Property, Plant and Equipment”.

In those situations where the Company issued shares of its common stock pursuant to the agreements discussed above, the shares were valued at the closing market price on the day of issuance.  This amount is the value that is recorded as acquisition cost of the applicable property as described in Note 5 to the Company’s December 31, 2006, financial statements.  The number of shares which were issued for the acquisition of mineral properties and their value is described in Note 6 of the Company’s December 31, 2006, financial statements.

To date, the Company has raised $12,609,768 in cash through the sale of its securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.  There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

Acquisition and Disposition of Mineral Property Interests during the Three Prior Fiscal Years

The Company has made additions to mineral properties and deferred costs of $729,828, $1,394,866 and, $1,330,719 and capital assets of $Nil, $Nil and $2,797 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

In fiscal 2006 the Company wrote off property costs for its Esperanza and Sayhue properties in Peru in the amounts of  $511,883 and $13,631, respectively.  In fiscal 2005 the Company wrote off the $225,000 carrying value in the Chubut properties in Argentina. During fiscal 2006, the Company granted an option on its Roy and Hills properties in Nevada.  See “Item 4.  Information on the Company - Property, Plant and Equipment - Principal Properties – Roy and Hills, Properties.” During fiscal 2004 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties.  To April 30, 2007, the Company has not abandoned, disposed, assigned or joint-ventured any of its arrangements to earn interests in its mineral properties.

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

No capital expenditures were made by the Company during the 2004, 2005 and 2006 fiscal years other than expenditures relating to the Company’s mineral property interests.  See “Item 4. Information on the Company - Business Overview - Exploration Expenditures.”

Business Overview

The Company is an exploration stage company exploring primarily for precious and base metals.  To date, the Company has not earned any production revenue, nor found any “reserves” on any of its properties, as that term is defined in Guide 7 adopted by the SEC.  Since March 2003, the Company has proceeded to enter into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, United States.  In addition, the Company has acquired interests in properties located in Chile adjacent to the Company’s Mogote properties.  These Chilean properties were staked to add to the Mogote property in Argentina.  The Mogote property is located near the border of the two countries.  The Chilean properties are being held by the Company’s wholly owned Chilean subsidiary.  See “Item 4.  Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project.”

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

Exploration Budget

See “Item 4. Information on the Company - Plan of Operation.”

Sales and Revenue Distribution

As of the date of this annual report the Company has not generated any revenues from its mineral properties.

Organizational Structure

As of the date of this annual report, the Company has four wholly-owned subsidiaries, Recursos de los Andes S.A.C., a Peruvian company which became active in December 2004, Amera Resources (US) Inc., a Nevada (U.S.) corporation, which was incorporated on February 2, 2005, Amera-Chile Sociedad Contractual Minera, a Chilean company which was formed in May 2005 and Amera Resources (BVI) Inc, a British Virgin Islands company which was formed on January 10, 2007.  The Company is also a 50% shareholder in Golden Amera Resources Inc. (BVI) (“Golden Amera”) a company incorporated in the British Virgin Islands on January 30, 2007.  Golden Amera will establish a branch in Colombia, South America that will manage any future projects in that country.

Amera Resources (US) Inc. was formed to hold the Company’s interests in its Nevada properties.  The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.

Recursos de los Andes S.A.C. was formed to hold the Company’s interests in its Peruvian properties.  The Company owns all of the outstanding voting and equity interests in Recursos de los Andes S.A.C.

Amera-Chile Sociedad Contractual Minera was formed in May 2005 to hold the Company’s interest in its Chilean properties.  The Company owns all of the outstanding voting and equity interests in Amera-Chile Sociedad Contractual Minera.

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiaries.

Principal Offices

The Company’s principal office is located at #709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.  The Company’s registered office is located at #709 – 837 West Hastings Street, Vancouver, B.C.  V6C 3N6 and its phone number is 604-687-1828.

On September 1, 2002 the Company began sharing office facilities, capital assets and personnel with IMA.  Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. (“Grosso Group”) pursuant to which the Grosso Group provides offices and administrative and management services to the Company. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

Property, Plant and Equipment

The Company’s activities are focused on the exploration of its mineral property interests.  As of the date of this annual report, the Company does not have any plant and equipment, mines or producing properties.  The Company’s proposed programs are exploratory in nature and all of the Company’s properties are without known reserves.

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

Principal Properties

Argentina / Chile

Mogote Project

Location and Access

The Mogote Project property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province, close to the northern border with La Rioja Province, approximately 300 kilometres northwest of the city of San Juan, and bordering Chile (the “Mogote Property”).  Access to the property is via either Chile or Argentina, but because special arrangements need to be made to cross the international border where there are no established crossing points, practical access is currently from the Argentina side.  The nearest supply point where most goods and services are available is the town of Guandacol in La Rioja Province.  From here the property is only accessible by road during the months of October to April using a 4x4 vehicle.  Exploration activities can only be carried out during this period due to seasonal weather conditions. Total distance from Guandacol to the Mogote Property is approximately 250 kms and the travel time is 6-7 hours.  Access from Guandacol is through Aguadita, across Rio Blanco, and through the historic La Brea mining camp.  Secondary and then mountain tracks can be taken from Copiapo, Chile to reach the Chilean side of the property in approximately 3-4 hours driving time.  Road conditions are poor with local severe dust and generally un-maintained road conditions.  There is no electrical grid in the area of the Mogote Property.

The following map identifies the location of the Mogote Property:

Mineral Titles Included in Mogote Property

The Mogote Property consists of one cateo, three discoveries and five minas. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote Property on the Chilean side of the border

CLAIM NAME & COUNTRY	CLAIM NUMBER	CLAIM TYPE	HECT-ARES	OWNER	EXPIRY DATE	WORK/PAYMENT REQUIRED
Mogotes (Argentina)	338579-R-92	CATEO	2259	IMAUSA	N/A	$2000 peso payment after concession granted
ADELA # 1 (Argentina)	425-098-A-2000	DISCOVERY	2000	N. Arturo	N/A	No payment for 3 years; afterward $800 peso per year per 100 hectares
MOGOTES NORTE (Argentina)	520-0275-R097	DISCOVERY	1650	R. Viviani	N/A	No payment for 3 years; afterward $800 peso per year per 100 hectares
MOGOTES SUR (Argentina)	520-0274-R-97	DISCOVERY	2100	R. Viviani	N/A	No payment for 3 years; afterward $800 peso per year per 100 hectares
MOGOTE 1 (Argentina)	156.277-S-76	MINA	48	IMAUSA	N/A	$480 peso per year canon
MOGOTE 9 (Argentina)	156.285-S-76	MINA	48	N. Arturo	N/A	$480 peso per year canon
MOGOTE 14 (Argentina)	156.290-S-76	MINA	48	IMAUSA	N/A	$480 peso per year canon
MOGOTE 4 (Argentina)	156.280-S-76	MINA	48	IMAUSA	N/A	$480 peso per year canon
MOGOTE 5 (Argentina)	156.280-S-76	MINA	48	IMAUSA	N/A	$480 peso per year canon
Tronquito 1 (Chile)	-	Concesion de Exploracion	200	Amera Chile	N/A	US$220 per year canon
Tronquito 2 (Chile)	-	Concesion de Exploracion	200	Amera Chile	N/A	US$220 per year canon
Tronquito 3 (Chile)	-	Concesion de Exploracion	300	Amera Chile	N/A	US$330 per year canon
Tronquito 4 (Chile)	-	Concesion de Exploracion	100	Amera Chile	N/A	US$110 per year canon
Tronquito 5 (Chile)	-	Concesion de Exploracion	200	Amera Chile	N/A	US$220 per year canon
Tronquito 6 (Chile)	-	Concesion de Exploracion	300	Amera Chile	N/A	US$330 per year canon
Tronquito Tres (Chile)	842	Pedimento Petition	300	Ámera Chile	N/A	$190,000 peso per year canon

The Company has not found any “reserves” on the Mogote Property, as that term is defined in Guide 7 adopted by the SEC.

Agreements

 See “Item 4. Information on the Company – History and Development of the Company” for a description of the Agreements under which the Company acquired its interest in the Mogote Property.

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

During the period November 17 through December 14, 2003, the Company carried out an exploration program comprising detailed geologic mapping, ground magnetics, induced polarization (“IP”) geophysics, trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two major zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation epithermal alteration, Zona Colorada. The copper-gold mineralization is characterized by strongly anomalous values in copper and gold related to potassic alteration of a Miocene (23.8 to 5.3 million years ago) diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a major mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong porphyry-type alteration. Hydrothermal mineralization consisted of copper sulphide minerals chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene (surface-enriched) oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals including malachite and antlerite.

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

					ppm	ppm	%
Drillhole	Total Depth	From	To	Interval	Gold	Silver	Copper
	(metres)	(metres)	(metres)	(metres)	(LWA)	(LWA)	(LWA)
MOG-04-1	71.6	2.0	70.0	68.0	0.43	13.9	0.244
MOG-04-1A	495.3	6.0	495.3	489.3	0.23	2.6	0.170
Including		258.0	424.0	166.0	0.19	2.2	0.243
And		308.0	396.0	88.0	0.20	1.9	0.290
MOG-04-2	315.4	2.0	315.4	313.4	0.16	1.9	0.171
Including		196.0	315.4	119.4	0.21	2.8	0.248
MOG-04-3	300.0	6.0	300.0	294.0	0.11	1.3	0.078
MOG-04-4	292.9	2.0	292.9	290.9	0.23	3.1	0.104

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

January-February 2005 Drilling – Filo Este and Filo Central

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

The significant intercepts include:

						ppm	ppm	%
Drillhole	Zone	Total Depth	From	To	Interval	Gold	Silver	Copper
		(metres)	(metres)	(metres)	(metres)	(LWA)	(LWA)	(LWA)
MOG-6	Este	250	0	250	250	0.22		0.083
including			176	246	70	0.36	3.0	0.158
MOG-7	Este	287	0	287	287	0.25	3.0	0.107
MOG-8	Este	300	4	142	138	0.47	2.0	0.093
MOG-12	Este	300	214	276	62	0.30	1.1	0.140

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

Chubut Properties

The Company entered into a Property Purchase Agreement, dated March 6, 2003, with IMA and IMASA, whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the “Chubut Properties”).  See “Item 4.  Information on the Company - History and Development of the Company - Property, Plant and Equipment - Principal Properties and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

The Company has not found any “reserves” on the Chubut Properties, as that term is defined in Guide 7 adopted by the SEC.

The Company has spent $225,000 in acquisition costs (represented by the deemed value of the common shares issued) and had not incurred any exploration expenses on the Chubut Properties.

During 2005, the Company wrote off $225,000 in connection with the Chubut Properties, representing the fair value of the Company’s shares issued upon acquisition of the properties.  The Company decided to write off the Chubut Properties, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely.  Additionally, on June 29, 2006, the Chubut provincial government announced a 36-month metallic mining suspension in western Chubut Province. The Company continues to hold legal title to the Chubut Properties.

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

N
ECUADOR
COLOMBIA
PERU
BRAZIL
Trujillo
Junin Department
Lima
COCHA
Huancayo
Cuzco
BOLIVIA
CHILE
0 100 200 Kilometers

Cocha Property Location
Junin Department, Peru

Amera Resources Corporation

drawn Dec. 2006, rev. May 5, 2007

Access to the Cocha property is by road from the city of Huancayo, the capital of the Junin Department.  From Lima to Huancayo, the route up the Central Highway is 310 km long and takes about five and a half hours by car.  This paved highway travels through the high mountain pass of Anticona (Ticlio, at 4818m).  From Huancayo to the Property, travel time is about one hour.  The main gravel road from Huancayo to Acopallca is accessible year round and is one of the access roads to the Amazon and eastern slopes of the Andes. The gravel road travels through deeply incised valleys past the village of Acopallca where it bisects into two roads providing access to the property’s north and south ends.  The property is not always accessible by road during the rainy season and therefore the optimal conditions exist for exploration work between May and October.

History

The Cocha project has a very limited history of previous exploration and mining. At the time of staking by the Company Resources, the Cocha property was free with only two small concessions in the south central part of the property. Several historical mineral showings previously explored and some of them mined by individual “small miners” were identified on the Cocha property. It could be assumed that copper was the main focus of the previous mining efforts. Most of the workings are less than 2-3m deep and there was no significant production from the property. Several overgrown and partially destroyed access mining roads lead to previously explored showings.

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

Sample Number	Location	Type	Interval (m)	Cu (%)	Ag (g/t)
246006	Discovery Outcrop	chip	10.0	1.38	26.2
246005	Discovery Outcrop	chip	10.0	0.54	7.6
246008	Discovery Outcrop	chip	10.0	0.22	1.3
246003	Discovery Outcrop	chip	10.0	0.05	0.3
246002	Discovery Outcrop	chip	10.0	0.46	3.6
246001	Discovery Outcrop	chip	10.0	0.06	0.4
246200	Discovery Outcrop	chip	10.0	2.69	24.4
246241	2.4km SSW of D.O.(*)	chip	0.7	2.89	99.2
246242	1.6km SSW of D.O.(*)	chip	0.3	1.65	1.5
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

The area surrounding the Discovery Outcrop and the Merce showing is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover.  Widespread anomalous copper-silver in soils extends for over 2.2km in length and up to 750m in width along what has been named the Discovery Outcrop Trend. To date, 275 soil samples have been collected along it.  Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelops the Discovery Outcrop.

In November 2006 the Company announced that its ongoing surface exploration program had revealed a new silver-copper soil anomaly in the southwestern portion of the Cocha Property (South Cocha Trend-SCT) as well as four new copper-silver targets. A total of 51 rock samples were collected during this exploration program.  Results revealed the presence of four new copper-silver targets.  Highlights of sample results from the new targets are provided below in the table below.

Target #	Sample Type	Sample Length [m]	Cu [ppm]	Cu [%]	Ag [g/t]
1	Chip	0.5	44,700	4.47	163.0
2	Chip	0.4	28,000	2.80	105
2	Chip	0.5	9,700	0.97	51.2
3	Chip	2.0	14,700	1.47	14.3
3	Chip	2.0	15,300	1.53	6.6
3	Chip	2.0	11,100	1.11	5.8
3	Chip	4.0	6,750	0.68	5.6
3	Chip	0.5	13,800	1.38	16.0
3	Chip	2.0	9,200	0.92	11.4
4	Chip	1.1	21,500	2.15	97.0
4	Chip	1.1	19,600	1.96	59.2
4	Chip	1.1	6,440	0.64	8.3

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

A total of 446 soils have been collected to date – results for silver and copper are summarized in the following table:

	Cu (ppm)	# Samples	Ag (ppm)	# Samples
Minimum	1.0			0.1
Maximum	3230			4.7
Total Number		446.0		446.0
	0-50	338	0.1-0.5	405
	51-100	39	0.6-1.0	16
	101-500	51	1.1-2.5	16
	500-3230	18	2.6-4.7	9

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

Drill Hole	Azimuth	Inclination	Total	From	To	Interval	Cu	Ag	Mo	Pb	Zn
			Depth	[m]	[m]	[m]	[%]	[g/t]	[ppm]	[%]	[%]
COCHA-06-01	220	-45	93.9		NSR**
COCHA-06-02	220	-55	150.7	0	13.31	13.31	0.8	10.8
COCHA-06-02				32.02	50.03	18.01	1.93	17.2
COCHA-06-02				64.72	76.27	11.55	0.82	9.2
COCHA-06-03	220	-65	183.3	73.00	75.83	2.83	0.29	3.4
COCHA-06-03				82.90	113.13	30.23	2.67	24.1
Including				89.65	96.40	6.75	4.71	43.5
COCHA-06-04	220	-45	116.5	23.85	25.60	1.75	0.2	4.3
COCHA-06-04				42.00	45.20	3.20	0.21	2.6
COCHA-06-04				62.05	86.23	24.18	0.11	3.7
COCHA-06-04				67.85	85.80	17.95			109.4
COCHA-06-04				79.05	86.23	7.18				0.54
COCHA-06-05	220	-55	151.0	64.98	66.60	1.62	0.45	5.7
COCHA-06-05				107.8	109.35	1.55	1.02	25.7
COCHA-06-06	220	-45	113.6	71.20	83.45	12.25	0.13	8.7
COCHA-06-06				69.15	84.00	14.85			70.4	0.67
COCHA-06-06				80.90	83.45	2.55					0.69
COCHA-06-06				91.00	99.75	8.75	0.14	6.4
COCHA-06-06				91.60	100.30	8.70			85.7
COCHA-06-06				96.50	102.00	5.50				0.73
COCHA-06-06				97.00	100.30	3.30					0.40
COCHA-06-07	220	-45	103.1	67.2	69.35	2.15	0.15	3.5
COCHA-06-08	220	-55	91.5		NSR
COCHA-06-09	220	-65	100.0		NSR
COCHA-06-10	260	-50	170.0		NSR
COCHA-06-11	220	-45	120.0	89.3	92.2	2.9	0.06	3.2
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

The Company has not found any “reserves” on the Cocha Property, as that term is defined in Guide 7 adopted by the SEC.

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

Mineral Tenure:

In July 2005, the Company obtained an option to acquire the 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru (the “Cruz de Mayo Property”) from Carlos Thompson a Peruvian Lawyer.  The Company also acquired, by direct staking, 2,200 hectares of adjacent land for a total of 3,000 hectares.  Mineral titles included in the Cruz de Mayo Project are described below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
CRUZ DE MAYO I	010-0137-05	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
CRUZ DE MAYO II	010-0138-05	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
CRUZ DE MAYO III	010-0139-05	Concession	200	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
PAQUITA 2004	010-2330-04	Concession	100	Carlos Thompson	N/A	See payment schedule below
PAQUITA DOS 2004	010-2331-04	Concession	700	Carlos Thompson	N/A	See payment schedule below

To earn the interest in the Cruz de Mayo Property, the Company must pay US$150,000 in option payments to Carlos Thompson over the period of four years (US$35,000 paid) and incur US$1,500,000 expenditures over a four year period as follows:

Option Payments US $	Exploration Expenditures US $	Date

35,000	-	April 11, 2005 (paid)
25,000	200,000	April 11, 2007 (extended to June 30, 2007)
40,000	550,000	April 11, 2008
50,000	750,000	April 11, 2009
150,000	1,500,000

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

Zone	Sample Type	Sample	Trench [T]	Au	Ag	Pb	Cu
		[m]	Panel [P]	[ppm]	[ppm]	[ppm]	[%]
Fatima Zone	Chip	1.0m	FZ-T1	14.35	43.9	1,980	0.05
Fatima Zone	Chip	0.5m	FZ-T2	8.36	12.1	156	0.06
Fatima Zone	Chip	8.5m	FZ-T3	2.90	11.7	870	0.08
	including	0.2m		24.80	143.0	838	0.52
	including	3.6m		4.69	17.3	473	0.14
Fatima Zone	Chip	8.0m	FZ-T4	0.91	25.6	5,400	0.07
Fatima Zone	Chip	6.0m	FZ-T5	0.42	20.0	2,573	0.02
Fatima Zone	Chip	10.0m	FZ-T6	0.35	1.4	297	0.04
Fatima Zone	Chip	14.0m	FZ-T7	0.29	2.8	1,256	0.03
Fatima Zone	Chip	9.0m	FZ-T8	0.17	9.5	4,150	0.15
Fatima Zone	Chip	7.0m	FZ-T9	0.14	1.3	1,120	0.02
Fatima Zone	Panel	10.0x20.0m	FZ-P1	1.86	14.0	215	0.05
Fatima Zone	Panel	10.0x20.0m	FZ-P2	0.43	8.0	148	0.09

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

The Company has not found any “reserves” on the Cruz de Mayo Property, as that term is defined in Guide 7 adopted by the SEC.

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

Acero Copper-Gold Project, Department of Cuzco, Peru

Location and Access:
The 1,700 hectare Acero Property lies within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo Property near the town of Velille.  It is road accessible from the village of Velille.  The property location map can be found under the section “Cruz de Mayo” above.

Mineral Tenure:

In 2005, the Company acquired by staking, the Acero porphyry copper-gold property in southern Department of Cuzco, Peru.  Mineral titles included in the Acero Project are summarized below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
ACERO I	010-2343-05	Concession	800	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
ACERO II	010-2344-05	Concession	900	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

History

Claims were held in the Acero Property area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite.  A limited drill program reportedly intersected “thick zones” of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (Southwestern Gold Corp. 2000 Annual Report).

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

Tabulated preliminary sample results from surface sampling of the Acero Property are presented below.

Sample Type	Sample Length [m]	Trench [T] Panel [P] Grab [G]	Cu [%]	Au [ppm]	Ag [ppm]	Mo [ppm]
Chip	4.0m	T1	0.55	0.01	0.2	4
Chip	10.0m	T2	0.55	0.04	0.3	6
Chip	10.0m	T3	0.47	0.02	0.5	5
Chip	12.0m	T4	0.42	0.13	1.0	5
Chip	10.0m	T5	0.36	0.03	0.3	8
Chip	10.0m	T6	0.31	0.03	0.2	5
Chip	3.0m	T7	0.31	0.11	2.0	4
Chip	10.0m	T8	0.28	0.17	0.7	3

Sample Type	Sample Length [m]	Trench [T] Panel [P] Grab [G]	Cu [%]	Au [ppm]	Ag [ppm]	Mo [ppm]
Chip	10.0m	T9	0.24	0.03	0.4	9
Chip	11.0m	T10	0.22	0.04	0.5	4
Chip	10.0m	T11	0.16	0.10	0.4	1
Chip	11.0m	T12	0.14	0.12	0.9	1
Chip	12.0m	T13	0.13	0.75	316.0	36
Chip	30.0m	T14	0.11	0.06	1.0	46
Panel	5.0 x 5.0m	P1	0.48	0.06	0.9	109
Panel	3.0 x 5.0m	P2	0.12	0.05	0.7	2

The Company has not found any “reserves” on the Acero Property, as that term is defined in Guide 7 adopted by the SEC.

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

Fuyani Copper-Gold Property, Department of Cusco, Peru

Location and Access:

The Fuyani Property is located 40km north of Santo Tomas in the Department of Cusco, in the Santo Tomas Porphyry Copper belt.  It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the Fuyani Property. The Fuyani Property lies 40km NW of the Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp. is located 80km to the southwest; and BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit is located 100km to the southeast.  Location map for the Fuyani Gold Property can be viewed under the section “Cruz de Mayo Property” above.

Mineral Tenure:

The 1000 Hectares Fuyani copper-gold property was acquired by staking in 2006.  It consists of a single concession registered under Recursos de los Andes, a wholly owned subsidiary of the Company.  The claim is described in the table below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
FUYANI	01-00875-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

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

The Company has not found any “reserves” on the Fuyani Property, as that term is defined in Guide 7 adopted by the SEC. Only 4 rock samples have been collected from the Fuyani Property to date.

Mitu Copper-Silver Property, Department of Junin, Peru

Location and Access:

The Mitu Property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project in the department of Junin, Peru.  The Mitu Property is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3,700m to 4,400m above sea level.  The following map identifies the location of the Mitu Property:

--

N
ECUADOR
COLOMBIA
PERU
BRAZIL
Trujillo
MITU
JUNIN DEPARTMENT
Lima
Huancayo
Cuzco
BOLIVIA
CHILE
0 100 200 Kilometers
Mitu Property Location
Junin Department, Peru
Amera Resources Corporation
drawn Dec. 2006, rev. May 5, 2007

Mineral Tenure

In June 2006 the Company was granted the 5,600 hectare Mitu concession.  The Company holds a 100% interest in the Mitu Property, acquired by direct staking.  Mineral titles for the Mitu Property are described in the table below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
MITU 1	01-00869-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 2	01-00870-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 3	01-00871-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 4	01-00872-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 5	01-00873-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 6	01-00874-06	Concession	600	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

History

Small historical workings are evident on the Mitu property but there are no reports of modern exploration prior to the Company’s staking.

Exploration and Proposed Program

The Company has not found any “reserves” on the Mitu Property, as that term is defined in Guide 7 adopted by the SEC.
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

N
8830000 mN
882000 mN
8810000 mN
345000 mE
355000 mE
Lima
Laguna Gold
Quicay
Cerro de Pasco
Laguna Gold Property
Colquijirca
Smelter
Marcapunta
Gualquepaqui
San Gregorio
5 km
Mines
Geochemical/Geophysical Targets
Laguna Gold Project
Pasco Department, Peru
Jan. 2007
AMERA

Mineral Tenure

On December 7, 2006, the Company signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru (the “Laguna Gold Property”).  In addition, applications have been filed for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 19,984 hectares.  The table below summarizes the titles for the claims pertaining to the option agreement.  Mineral titles for the additional claims are pending.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
PDP 8	01-03443-04	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PDP 9	01-03444-04	Concession	200	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PDP 15	01-01283-05	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PDP 18	01-01803-05	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PDP 19	01-01802-05	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PAMPA DOS A	04013412X01	Concession	400	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PAMPA DOS C	04013412X10	Concession	250	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PAMPA DOS D	04013412X16	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
PAMPA DOS E	04013412X19	Concession	450	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 3	01-00064-92	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 4	01-00065-92	Concession	1000	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 5	01-00066-92	Concession	334.224	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 6	01-00067-92	Concession	50	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 9	01-00070-92	Concession	800	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 10	01-00061-92	Concession	800	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below
CENTROMIN No 11	01-00060-92	Concession	900	Chancadora Centauro S.A.C.	N/A	See terms of the letter of intent below

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

Exploration and Proposed Program

The Company has not found any “reserves” on the Laguna Gold Property, as that term is defined in Guide 7 adopted by the SEC.

The Company’s primary target on the Laguna Gold Property is buried high sulphidation gold or polymetallic deposits.  To date, six high-priority drill targets that have similar geological characteristics to the Quicay gold deposit have been identified on the Laguna Gold Property and they will be systematically reviewed by the Company's technical team to prioritize drill targets.

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

Mineral Tenure

In March 2005, pursuant to an acknowledgement agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the “Roy and Hills Claims”). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004.  Mr. Jones is an arm’s length, third party.  Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company’s wholly-owned subsidiary and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.

Mineral Titles included in the Roy and Hills Projects:

PROPERTY	CLAIMS	CLAIM NUMBER	ACRE	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
ROY (59 claims)	1 to 59	884363 to 884421	1,180	Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county
HILLS(52 claims)	1 to 28	884422 to 884449	1,040	Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county
	29 to 52	902686 to 902709		Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county

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

On June 9, 2006 the Company signed a letter of agreement to option to Astral Mining Corporation (“Astral”) its Roy and Hills Claims (the “Astral Letter of Agreement”).  Under the terms of the Astral Letter of Agreement, Astral may earn up to an 80% undivided interest in the Roy and Hills Claims.  Astral can earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years.  The Astral Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 shares to the Company on August 4, 2006.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects commenced in January, 2007.  The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold, from between 3.0 and 9.1m depth in hole R-07-5. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury±antimony±copper was present near the top of hole R-07-06.

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

The Company has not found any “reserves” on the Roy and Hills Claims, as that term is defined in Guide 7 adopted by the SEC.

Dr. David A. Terry, P.Geo. is the Qualified Person for the Roy and Hills Claims.
Esperanza Project

On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. (“Arcturus”) whereby it could earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province, Peru.  The Company terminated its option agreement with Arcturus on July 31, 2006 and the Esperanza property carrying value of $511,883 was written off during the year ended December 31, 2006.

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

Further surface work is planned for the Mitu Property.  Numerous showings of high-grade copper-silver mineralization has been identified on surface and in old workings.  A Phase I drill program to test some of these targets is planned for late 2007 – the project has a budget of $210,000.

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

The table below sets forth the Company’s exploration budget for the fiscal 2007 period.

		Location	January-May	June-December	Total

Cocha	Cu-Ag	Peru	$100,000	$320,000	$420,000
Mitu	Cu-Ag	Peru	$50,000	$160,000	$210,000
Cruz de Mayo	Au-Cu	Peru	$50,000	$170,000	$220,000
Laguna	Au		$150,000	$500,000	$650,000
Other Peru Properties		Peru	$50,000	$150,000	$200,000
Peru Generative and Acquisitions			$250,000	$350,000	$600,000
Other Evaluations			$100,000	$150,000	$250,000
Total			$750,000	$1,800,000	$2,550,000

The Company does not believe it has sufficient financial resources to conduct all of the planned exploration of its mineral property interests and to fund its ongoing overhead expenses during the 12 months from January 1, 2007 to December 31, 2007.  In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 11 of the Company’s audited financial statements for the years ended December 31, 2006, 2005 and 2004 which are included herein.  The noon rate of exchange on April 30, 2007, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.1068 (US$0.9035 = CDN S1.00).  The effects of inflation and price changes have not had a material impact on the Company since its incorporation.  The Company does not engage in hedging activities.

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

Overview

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina.  In December 2003, the Company completed its initial public offering and commenced trading on the TSX-V under the symbol “AMS”.  Effective September 13, 2006, the Company received clearance for trading on the Over-the-Counter Bulletin Board (“OTCBB”) operated by the National Association of Securities Dealers, continuing under the symbol “AJRSF”.

The Company is an exploration stage company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.  The Company has been focusing on conducting exploration programs on the Mogote property in Argentina and on its portfolio of properties in Peru.  The Company’s material mineral property interests are located in Argentina, Peru and in US.  The Company is currently reviewing other mineral property interest opportunities in South and North America and has budgeted approximately $850,000 for fiscal 2007 for generative exploration program.

During December 2004 the Company staked the Roy and Hills claim blocks in Nevada.  See “Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties.”  During 2005 the Company staked or optioned the Cruz de Mayo, Acero and Cocha properties in Peru.  During 2006 and the beginning of 2007, the Company staked or optioned the Fuyani, Mitu, and Laguna properties in Peru. See “Item 4. Information on the Company - Property, Plant and Equipment - Other Properties.”

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

-
Stock-based compensation of $90,850 is the estimated fair value of 415,000 stock options granted to employees, directors and consultants during 2006 compared to $52,500 the estimated fair value of the 250,000 stock options granted during 2005.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

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

-
Stock-based compensation of $52,500 is the estimated fair value of stock options granted to employees, directors and consultants during 2005 compared to $131,805 the estimated fair value of the stock options granted during 2004.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

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

-	Management fees ($72,400) represents fees charged by the President of the Company pursuant to an employment agreement.

-	Professional fees ($48,200) include accounting and consulting fees for market research.
-	Legal fees ($63,058) have increased due to costs related to the preparation and filing of the Company’s Form 20-F registration statement and increased corporate legal costs for its activities.
-
Salaries ($154,074) consists mainly of fees that were paid to IMA for the provision of personnel under a cost sharing arrangement and salary plus $25,000 relocation allowance paid to the Company’s Vice President, Exploration.  A total of $108,390 was paid to IMA for rent and administrative services.

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

During 2004 the Company incurred $707,631 of exploration expenditures on the Mogote Property.  In addition, a total of $93,576 of foreign value added taxes were also recorded as part of mineral resource interests and deferred exploration costs.  The Company also issued 300,000 common shares to IMA, with a deemed value of $279,000, to earn an additional 24% interest in the Mogote Property, pursuant to the April 8, 2004 agreement between the Company and IMA. On July 7, 2004 IMA’s rights and interests under these agreements were assigned to Golden Arrow.  In July the Company issued 100,000 shares to Golden Arrow, with a deemed value of $40,000, as required under the agreement.

During 2004, the Company completed a number of private placements of common shares to raise gross proceeds of $2,891,350, of which $658,350 had been received by the Company at December 31, 2003.  The Company also received a further $244,900 from the exercises of warrants and an option.

Liquidity and Capital Resources

The Company’s cash position at December 31, 2006 was $531,126, an increase of $8,799 from $522,327 at December 31, 2005. Short-term investments balance increased to $100,000 at December 31, 2006 from $Nil at December 31, 2005.  The subscription receivable of $166,250 that was outstanding as of December 31, 2006 from the Company’s December, 2006 private placement was received in January 2007.  There was no subscription receivable at December 31, 2005.  Total assets increased to $4,343,852 at December 31, 2006 from $3,843,389 at December 31, 2005.  This increase is mainly as a result of exploration expenditures incurred in 2006 which were capitalized to the Company’s mineral properties and deferred costs, increased funds on deposit and short-term investments and the subscription receivable at December 31, 2006.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  During the year ended December 31, 2006, the Company earned interest income of $30,924, an increase of $15,923 from the year ended December 31, 2005 as a result of increased funds on deposit.

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

On April 19, 2007, the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

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

Research and Development

See  “Item 4. Information on the Company - Business Overview - Dispositions” and “Item 4. Information on the Company - Business Overview - Exploration Expenditures.”

Trend Information

None of the Company’s assets are currently in production or generate revenue.

Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations(1)	-	-	-	-	-
Total	-	-	-	-	-

 (1)           As of December 31, 2006.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name, Position and Country of Residence	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Period of Services as a Director/officer

NIKOLAOS CACOS President, Chief Executive Officer and Director (resident of Vancouver, BC, Canada) Age 40
President, CEO and Director of the Company.  VP, North America Corporate Development of IMA Exploration Inc. since June 2005.  Director and Corporate Secretary of Golden Arrow Resources Corporation since 2004.
April 2000
JOSEPH GROSSO Chairman and Director (resident of Burnaby, BC, Canada) Age 69	Director, President and CEO of IMA Exploration Inc. since February 1990.	February 2004
JERRY A. MINNI Director (resident of Vancouver, BC, Canada) Age 45	Partner of Minni, Clark & Company, Certified General Accountants since 1988; Director and CEO Raytec Development since 1992.	November 2002
ROBERT COLTURA Director (resident of Langley, BC, Canada) Age 41	Businessman/Consultant, has been President of Matalia Investments Ltd. since Oct. 1993 to the present.	August 2002
ARTHUR LANG Secretary, CFO (resident of Vancouver, BC, Canada) Age 63
Chief Financial Officer.  Director and officer of IMA Exploration Inc. since April 2004 and a Director and Officer of Golden Arrow Resources Corporation since June 2004.   Consultant providing financial management services to various clients from 1999 to April 2004 through Arthur G Lang Inc., a private British Columbia company.
March 2005

Name, Position and Country of Residence	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Period of Services as a Director/officer

DAVID TERRY Vice President, Exploration (resident of Maple Ridge, BC, Canada) Age 41
Vice President for the Company since March 2004 to present.  Vice President, Exploration for the Grosso Group from January 2005 to present. Regional geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004
March 2004
GERALD CARLSON Director (resident of West Vancouver, BC, Canada) Age 61
President and Director of Copper Ridge Exploration Inc., a public British Columbia mineral exploration company from March 1999 to present.
President of Nevada Star Resources Corp, from March 5, 2002 to September 2004.  President of Golden Aria Corp. from March 2005 to present
November 2006

There are no family relationships between any directors or executive officers of the Company.  To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.

See “Item 3.  Key Information - Risk Factors.”

The following table identifies, as of April 30, 2007, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position	Term of Service

Nikolaos Cacos	IMA Exploration Inc.	Mineral Exploration	Vice President	June 2005 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Director	July 2004 to present
			Corporate Secretary	July 2004 to present
	Blue Sky Uranium Corp	Uranium Exploration	Director	Nov. 2005 to present

Joseph Grosso	IMA Exploration Inc.	Mineral Exploration	Director	February 1990 to present
			President & CEO	February 1990 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Director, Chairman	May 2004 to present
			President & CEO	May 2004 to present
	Gold Point Energy Corp.	Mineral Exploration	Chairman, Director	April 2006 to present

Jerry Minni	Raytec Development Corp.	Food Equipment Manufacturer	Director	February 1992 to present
			President	February 1992 to present
	Global Sortweb.com Inc.	Software Development	Director	July 1998 to present
			CFO	July 1998 to present
	Avantec Technologies Inc.	Chemical Equipment	Director	June 1999 to present

Gerald G. Carlson	Copper Ridge Explorations		President/Director	Mar 1999 to present
	Golden Aria Corp.		President/Director	Mar 2005 to present
	Almaden Minerals Ltd.		Director	Jul 1998 to present
	IMA Exploration Inc.	Mineral Exploration	Director	Feb 1999 to present

David Terry	Golden Arrow Resources Corp.	Mineral Exploration	Director	July 2004 to present
			V.P. Exploration	July 2004 to present
	IMA Exploration Inc	Mineral Exploration	Director	May 2004 to present
			V.P. Exploration	June 2004 to present
	Astral Mining Corporation	Mineral Exploration	Director	March 2005 to present

Robert Coltura	Matalia Investments Ltd.	Hospitality and Tourism Consulting	President	October 1993 to present

Arthur Lang	IMA Exploration Inc.	Mineral Exploration	Director	April 2004 to present
			VP & CFO	April 2004 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Director	June 2004 to present
			VP and CFO	July 2004 to present
	Astral Mining Corporation	Mineral Exploration	CFO	March 2007 to present

Each director’s and officer’s term of office shall expire at the Company’s next annual general meeting.  The Company does not have an executive committee or a compensation committee.  The Company’s audit committee is responsible for reviewing the Company’s financial statements before they are approved by the Company’s directors.

The Company is an exploration stage mining company.  As such, management does not believe the Company requires full-time employees.  The Company's needs will be dependent upon its level of exploration programs and financial condition.  The officers and directors of the Company will devote as much time as is needed.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

Compensation

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (“IMA”) Golden Arrow Resources Corporation (“Golden Arrow”), Gold Point Energy Corp. (“Gold Point”), Blue Sky Uranium Corp (“Blue Sky”) and Astral Mining Corporation (“Astral”).  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.  During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

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

Executive Compensation

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2006, which has been released by the Company in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, regardless of the amount of compensation of that individual and each of the Company’s four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year.  In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $150,000, whether or not they were an executive officer at the end of the financial year.

During the Company’s last completed financial year ended December 31, 2006, the Company had two Named Executive Officers, Mr. Nikolaos Cacos and Mr. Arthur Lang.

The following table (presented in accordance with the Regulations) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2006, 2005 and 2004 (to the extent required by the Regulations) in respect of the Named Executive Officer:

Name and Principal Position	Year Ended December 31	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted(1) (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Nikolaos Cacos President and CEO	2006 2005 2004	85,833 73,500 72,400	Nil Nil Nil	Nil Nil Nil	75,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Arthur Lang Secretary and CFO	2006 2005 2004	15,223(2) 13,402 (3) Nil (4)	Nil Nil Nil	Nil Nil Nil	30,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NOTE:
(1)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(2)
During the year 2006, Mr. Lang’s total compensation from Grosso Group Management Ltd. (the “Grosso Group”) was $135,021, of which $15,223 was allocated to the Company as part of the Grosso Group fees for the year.

(3)	During the year 2005, Mr. Lang’s total compensation from Grosso Group was $94,667, of which $13,402 was allocated to the Company as part of the Grosso Group fees for the year.
(4)	During the year 2004, Mr. Lang received his compensation from IMA.

Long Term Incentive Plan Awards

The Company does not have any long term incentive plan awards (“LTIP”) defined as “any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units.”

Option/Stock Appreciation Right (“SAR”) Grants and Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2006 to the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Nikolaos Cacos Arthur Lang	75,000 30,000	18% 7%	$0.60 $0.60	$0.60 $0.60	July 11, 2011 July 11, 2011

(1)	Percentage of all options granted during the financial year.
(2)
The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2006 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Financial Year End(3) Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year End(3)(4) Exercisable/Unexercisable ($)
Nikoloas Cacos	Nil	Nil	250,000/ NA	Nil/ NA
Arthur Lang	Nil	Nil	30,000/NA	Nil/NA

NOTES:
(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the TSX-V.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2006 of $0.39 per share, less the exercise price of in-the-money stock options.

Termination of Employment or Change of Control

Other than the management agreement with Mr. Cacos, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer. See “Item 6.  Directors, Senior Management and Employees - Employment Agreements.”

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

Non-Cash Compensation

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	40,000	9.6	0.60	0.60	July 11, 2011

(1)	All options are for the Company’s Common Shares.

(2)	Percentage of all options granted in the year.

(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Financial Year End(3) Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year End Exercisable/ Unexercisable(3)(4) ($)
Directors as a group who are not Named Executive Officers	Nil	Nil	365,000 / N/A	NA/ NA

NOTES:
(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the TSX-V.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
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

Mr. David Terry, Vice President, Exploration for the Company, provides his services as part of the Company’s agreement with the Grosso Group.  Mr. Terry has entered into an agreement with the Grosso Group.  Prior to January 1, 2005, Mr. Terry had a consulting agreement with the Company.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Mr. Arthur Lang, Secretary and Chief Financial Officer for the Company, provides his services as part of the Company’s agreement with the Grosso Group.  Mr. Lang has entered into an agreement with the Grosso Group.  Prior to January 1, 2005, Mr. Lang’s services to the Company were provided as part of the Company’s agreement with IMA.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Other than the Company’s agreement with Mr. Cacos, there are no other agreements with any of the Company’s officers or directors which provide for benefits upon termination of employment.

Management Contracts

Grosso Group Management Ltd.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd. (“Grosso Group”) to provide services and facilities to the Company.  The formal agreement was approved by the TSX-V May 19, 2005.

The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, Gold Point, Blue Sky and Astral, each of which own one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.  These fees are equivalent to costs the Company would have incurred directly.

The Administration Services Agreement may be terminated by a shareholder company upon 30 days’ written notice to the Grosso Group.

It is anticipated that upon termination of the Administration Services Agreement, a shareholder company will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group’s areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations.  Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations’ offices in Argentina and Peru.

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

Board Practices

Audit Committee

The Company’s Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates.  The board of directors of the Company, after each annual shareholder’ meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the Audit Committee were Messrs. Minni, Coltura, and Carlson.  All the members of the Audit Committee are independent directors who are not officers or employees of the Company or its affiliates.

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

Employees

The Company’s officers serve on a part-time basis and, given the current level of the Company’s activities, management does not believe the Company requires full-time employees.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management.” During the fiscal year ended December 31, 2006, the Company directly employed Nikolaos Cacos and indirectly employed approximately 24 employees (2005 – 20 employees) through the Administration Services Agreement with the Grosso Group, including corporate, accounting, geological and administrative services. The Company has five employees (2005 – one part-time employee) in its Lima, Peru office.
The Company entered into a management agreement with the Grosso Group, effective January 1, 2005, pursuant to which employees of the Grosso Group provide services to the Company.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  During the year ended December 31, 2004, the Company had five part-time employees, Nikolaos Cacos, Joseph Grosso, Jerry Minni, David Terry, and Arthur Lang.  During the fiscal year ended December 31, 2003, the Company had two part-time employees, Nikolaos Cacos and Jerry Minni.  During the fiscal year ended December 31, 2003, the Company also utilized the services of two geologists.  During the fiscal years ended December 31, 2002 and 2001, the Company had one part-time employee, Nikolaos Cacos.  The Company's needs will be dependent upon its level of exploration programs and financial condition.

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of April 30, 2007.

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Nikolaos Cacos	1,398,413(2)	6.4%
Common Stock	Joseph Grosso	1,345,680(3)	6.2%
Common Stock	Robert Coltura	138,332(4)	0.6%
Common Stock	Jerry Minni	151,549(5)	0.7%
Common Stock	Gerald Carlson	150,000(6)	0.7%
Common Stock	David A. Terry	200,000(7)	0.9%
Common Stock	Arthur Lang	40,000(8)	0.2%
TOTAL		3,423,974	15.8%

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

(2)	Includes the following shares, options and warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos’ wife):
a.	197,636 shares held by Mr. Cacos;
b.	67,000 shares held by Mrs. Cacos;
c.	359,277 shares held by NAC Investments Inc.
d.	Options held by Mr. Cacos to acquire 250,000 shares;
e.	Options held by Mrs. Cacos to acquire 24,500 shares;
f.	Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.65 per share, exercisable until February 2, 2008

g.	Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
h.	Warrants held by NAC Investments Inc. to acquire 100,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(3)	Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso’s wife):
a.	939,680 shares held by Mr. Grosso;
b.	56,000 shares held by Mr. Grosso in an RRSP Account;
c.	Options held by Mr. Grosso to acquire 250,000 shares;
d.	Warrants held by Mr. Grosso to acquire 100,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(4)	Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura’s wife):
a.	56,332 shares held by Mr. Coltura
b.	7,500 shares held by Mrs. Coltura
c.	Options held by Mr. Coltura to acquire 50,000 shares;
d.
Warrants held by Mr. Coltura to acquire 7,000 shares at a price of $0.65 per share exercisable until February 2, 2008 and warrants to acquire 10,000 shares at a price of $0.45 per share exercisable until December 8, 2008 and warrants to acquire 7,500 shares at a price of $0.45 per share exercisable until April 12, 2009

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(5)	Includes the following shares, options and warrants held by Mr. Minni:
a.	44,549 shares held by Mr. Minni
b.	90,000 options; and
c.	Warrants held by Mr. Minni to acquire an additional 17,000 shares shares at a price of $0.65 per share, exercisable until February 2, 2008
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(6)
Includes 50,000 shares held by Mr. Carlson and options held by Mr. Carlson to acquire 50,000 shares and warrants to acquire 50,000 shares at a price of $0.45 per share, exercisable until December 8, 2008.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(7)
Includes 50,000 shares  held by Mr. Terry, options to acquire 100,000 shares and warrants to acquire 20,000 shares at a price of $0.65 per share, exercisable until February 2, 2008 and warrants to acquire 30,000 shares at $0.45 per share, exercisable until December 8, 2008.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(8)
Includes  5,000 shares held by Mr. Lang, options to acquire 30,000 shares and warrants to acquire 5,000 shares at a price of $0.65 per share, exercisable until February 2, 2008.  See “Item 6. Directors, Senior Management and Employees – Options, Warrants and Other Rights to Acquire Securities.”

All of the Company’s shareholders have the same voting rights.

Options, Warrants and Other Rights to Acquire Securities

As of April 30, 2007, the Company had entered into property acquisition or option agreements pursuant to which up to 900,000 common shares of the Company may be issued.  See “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project” and “Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project.”

Additionally, as of April 30, 2007, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 12,293,522 common shares of the Company may be issued.  The following is a brief summary of these stock options and warrants.

Stock Options

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions.  At the annual and extraordinary general meetings of shareholders of the Company held on June 28, 2006, June 22, 2005 and June 30, 2004, the shareholders approved the Company’s stock option plan (the “Stock Option Plan”). The Stock Option Plan approved June 30, 2004 replaced the Company’s 2003 stock option plan.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s board of directors (the “Board”), or by a stock option committee (the “Committee”) of the Company’s Board consisting of not less than 2 of its members. The Stock Option Plan is currently administered by the Board.

Description of Stock Option Plan

The effective date (the “Effective Date”) of the Stock Option Plan is April 13, 2004, the date the Board of Directors approved the Stock Option Plan, and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company’s common shares at the time the option is granted.  “Market Value” means:

(a)
for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;

(b)
if the Company’s common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;

(c)
if the Company’s common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and

(d)
if the Company’s common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company’s common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company’s shares in private transactions negotiated at arms’ length.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX-V, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

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

As of April 30, 2007, an aggregate of 1,907,000 incentive stock options to purchase shares of the Company’s common stock remain outstanding to the following persons:
Optionee	Nature of Option(1)	No. of Options	Exercise Price/Share	Expiry Date
			$
Gerry Carlson	Director	25,000 25,000	0.60 0.45	Dec 12, 2008 Apr. 2, 2009
Nick DeMare	Consultant	50,000 25,000	0.60 0.90	Dec 12, 2008 Apr 2, 2009
Nikolaos Cacos	Director	125,000 50,000 75,000	0.60 0.90 0.60	Dec 12, 2008 Apr, 2, 2009 July 11, 2011
Art Lang	Officer	30,000	0.60	July 11, 2011
Sean Hurd	Consultant	100,000 30,000 50,000	0.60 0.60 0.90	Dec 12, 2008 July 11, 2011 Apr. 2, 2009
Steve Phillips	Consultant	75,000 25,000	0.60 0.90	Dec 12, 2008 Apr. 2, 2009
Juan Carlos Berretta	Consultant	25,000	0.60	Dec 12, 2008
William Lee	Consultant	25,000	0.60	Dec 12, 2008
Joseph Grosso	Director	100,000 85,000 65,000	0.60 0.90 0.60	Dec 12, 2008 Apr. 2, 2009 July 11, 2011
Carlo Timossi	Consultant	50,000	0.60	Dec 12, 2008
Evelyn Grosso	Consultant	55,000	0.60	Dec 12, 2008
Robert Coltura	Director	50,000	0.60	Dec 12, 2008
Jerry Minni	Director	50,000 40,000	0.60 0.60	Dec 12, 2008 July11, 2011
Louis P. Salley	Consultant	25,000	0.60	Dec 12, 2008
Carlos D'Amico	Consultant	100,000	0.60	Dec 12, 2008
Judy Wong	Consultant	20,000	0.60	Dec 12, 2008
David Terry	Officer	60,000 40,000	0.90 0.75	Apr 2, 2009 Mar. 21, 2010
Diane Reeves	Consultant	25,000	0.90	Apr 2, 2009
Tookie Angus	Consultant	45,000	0.90	Apr 2, 2009
Aspasia Cacos	Consultant	24,500	0.90	Apr 2, 2009
Campbell Smyth	Consultant	37,500	0.40	Feb. 14, 2012
Claudia Sandoval	Consultant	25,000	0.75	Mar 21, 2010
Oliver Frank	Consultant	25,000	0.60	Jul. 11, 2011
Joerg Schweizer	Consultant	150,000	0.40	Mar. 26, 2008
Kyle Johnson	Consultant	50,000	0.40	Mar. 26, 2008
Mark Chadwick	Consultant	50,000	0.40	Mar. 26, 2008
TOTAL:		1,907,000

(1)
Pursuant to the rules of the TSX-V the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

As of April 30, 2007, the directors and officers of the Company, as a group (7 persons), held options to purchase 769,500 shares of the Company’s common stock, including options held by their spouses.

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

As of April 30, 2007, the directors and officers of the Company, as a group (7 persons), held warrants to purchase 691,500 shares of the Company’s common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of April 30, 2007.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Nikolaos Cacos	1,398,413 (2)	6.4%
Common Stock	Joseph Grosso	1,345,680 (3)	6.2%
	Total	2,744,093	12.6%

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

(2)	Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos’ wife):
a.	197,636 shares held by Mr. Cacos;
b.	67,000 shares held by Mrs. Cacos;
c.	359,277 shares held by NAC Investments Inc.
d.	Options held by Mr. Cacos to acquire 250,000 shares;
e.	Options held by Mrs. Cacos to acquire 24,500 shares;
f.	Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
g.	Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
h.	Warrants held by NAC Investments Inc. to acquire 100,000 shares at a price of $0.45 per share, exercisable until December 8, 2008
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(3)	Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso’s wife):
a.	939,680 shares held by Mr. Grosso;
b.	56,000 shares held by Mr. Grosso in an RRSP Account;
c.	Options held by Mr. Grosso to acquire 250,000 shares;
d.	Warrants held by Mr. Grosso to acquire 100,000 shares at a price of $0.65 per share, exercisable until February 2, 2008
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

None of the Company’s principal shareholders have voting rights different from any of the Company’s other common shareholders.

Changes in Shareholdings

Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso. Mr. Grosso transferred the single outstanding share to Mr. Cacos on April 11, 2000.  Subsequently, Messrs. Cacos and Grosso have acquired additional shares of the Company’s common stock in private placements, the initial public offering and purchases through the TSX-V. There have been no significant changes in the percentage ownership of either Mr. Cacos or Mr. Grosso within the last three years.

Escrow Shares

All escrow shares were released on December 2, 2006.

United States Shareholders

As of April 30, 2007, there was one registered holder of the Company’s common shares in the United States, with holdings of 50,000 shares, representing 0.02% of the issued shares of the Company on April 30, 2007.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

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
3,000,000

As a result of the April 8, 2004 agreement, the aggregate expenditures which must be incurred by the Company on the Mogote Property, in order to earn the initial 51% interest and the additional 24% interest, are as follows:

Date for Completion	Expenditures US $	Cumulative US $

July 1, 2004	250,000	250,000
May 30, 2005	1,000,000	1,250,000
July 1, 2005	300,000	1,550,000
May 30, 2007(1)	1,000,000	2,550,000
July 1, 2007(1)	300,000	2,850,000
May 30, 2008(1)	1,000,000	3,850,000
July 1, 2008(1)	400,000	4,250,000
TOTAL	4,250,000

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

Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA’s and IMASA’s rights and interests under these agreements were transferred to Golden Arrow and IMAUSA, respectively.  As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow.  As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA.  Mr. Lang was a consultant to the Company as of June 28, 2004, and an officer and director of IMA.  During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow.  Mr. Lang, an officer of the Company, became and officer and director of Golden Arrow during July 2004.

See “Item 4. Information on the Company - History and Development of the Company” and “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project.”

2)
During the year ended December 31, 2004, the Company purchased a 100% undivided interest from IMA in three mineral properties (the “Chubut Properties”), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares (issued in November 2003) for a fair value of $225,000. (At the time this agreement was negotiated the 500,000 shares had a deemed value of $22,000 which was IMA’s recorded cost for the properties).  In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA and IMASA (now Golden Arrow and IMAUSA) a bonus of US$250,000 and a 3% net smelter returns royalty.  Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA’s and IMASA’s rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively.  As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow.  As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA.  As of June 28, 2004, Mr. Lang was a consultant to the Company and an officer and director of IMA.  During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow.  Mr. Lang, an officer of the Company, also became an officer and director of Golden Arrow in July 2004.

See “Item 4. Information on the Company - History and Development of the Company” and “Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project.”

3).
Prior to the signing of the Administrative Services Agreement with the Grosso Group in 2005, the Company shared office facilities with IMA.  During the year ended December 31, 2004, the Company was charged $108,390 (2003 - $35,110) by IMA for shared rent and administration costs.  During the year ended December 31, 2004, the Company paid $113,400 (2003 - $nil) for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company.  Of this amount $42,000 was reimbursed by IMA as an allocation of the professional services.  See Item 6. “Directors, Senior Management and Employees – Management Contracts” for update effective January 1, 2005.

4).
Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services.  See “Item 6. Directors, Senior Management and Employees - Employment Agreements.”  Under the agreement the President was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292.  During the year ended December 31, 2006, the Company paid $85,833 (2005 - $73,500; 2004 - $72,400) to the President or to the private company controlled by the President.  During the three months ended March 31, 2007, the Company paid $21,875 (2005 - $21,375) to the President.  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

5).
The following table provides a listing of the offerings and private placements conducted by the Company, during the period from January 1, 2006 through April 30, 2007, along with the names of the officers, directors and/or principal shareholders which purchased securities in these offerings and private placements and the use of proceeds:

Placee	Participation by Insiders	Purchase Price $	Market Price(1) $

Private Placement – 1,412,000 units, announced January 16, 2006		0.60	0.59

Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one common share in the capital of the Company on or before February 2, 2008 at a purchase price of $0.65.

Nikolaos Cacos	200,000
Joseph Grosso	100,000
Robert Coltura	7,000
Lindsay Bottomer	10,000
Jerry Minni	17,000
David Terry	12,000
Arthur Lang	5,000
Total	351,000

Private Placement – 2,235,000 units, announced November 15, 2006		0.35	0.35

Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one common share in the capital of the Company on or before December 8, 2008 at a purchase price of $0.45.

Nikolaos Cacos	200,000
Robert Coltura	10,000
Gerald Carlson	50,000
Jerry Minni	15,000
Vera Minni (wife of Jerry Minni)	15,000
David Terry	30,000
Total	320,000

Private Placement – 11,700,000 units, announced March 12, 2007		0.40	0.35

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

Robert Coltura	15,000
Total	15,000

(1)	Quoted closing price on date of announcement of private placement or offering.

6).           See “Item 6.  Directors, Senior Management and Employees - Compensation.”

7).
The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, Gold Point, Blue Sky and Astral, each of which own one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the year ended December 31, 2006, the Company incurred fees of $533,469 (2005 - $377,410) to the Grosso Group: $480,545 (2005 - $290,858) was paid in twelve monthly payments and $52,924 (2005 - $86,552) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $95,000 (2005 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.  These fees are equivalent to costs the Company would have incurred directly.

Indebtedness of Directors, Officers, Promoters and Other Management

As at December 31, 2006, the President of the Company and a consultant of the Company each owed $70,000 to the Company for units purchased through the Company’s private placement announced November 15, 2006.  These amounts were paid to the Company on January 29, 2007 and January 24, 2007 respectively.

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

Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

Description	Page
Consolidated Financial Statements and other financial information for the Years Ended December 31, 2006, 2005 and 2004	F-1 - F-27

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

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

The Company’s common stock commenced trading on the TSX-V on December 2, 2003.  The Company’s stock currently trades on the TSX-V under the symbol “AMS” and CUSIP number 02351P105.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX-V for the periods indicated:

TSX-Venture Exchange Stock Trading Activity

		Sales Price ($)
Year Ended	Volume	High	Low
December 31, 2006	9,473,300	0.73	0.32
December 31, 2005	12,673,600	0.94	0.35
December 31, 2004	7,113,900	1.12	0.35
December 31, 2003(1)	1,444,847	0.95	0.60
(1) Period from December 2, 2003 to December 31, 2003.

		Sales Price ($)
Quarter Ended	Volume	High	Low
March 31, 2007	1,889,200	0.44	0.35
December 31, 2006	2,153,400	0.44	0.32
September 30, 2006	1,191,400	0.48	0.34
June 30, 2006	2,880,400	0.70	0.32
March 31, 2006	3,248,100	0.73	0.51
December 31, 2005	3,247,900	0.80	0.46
September 30, 2005	1,290,900	0.94	0.35
June 30, 2005	8,988,100	0.51	0.37

		Sales Price ($)
Month Ended	Volume	High	Low
April 30, 2007	860,600	0.43	0.36
March 31, 2007	568,100	0.42	0.35
February 28, 2007	978,300	0.44	0.35
January 31, 2007	342,800	0.42	0.36
December 31, 2006	519,900	0.44	0.35
November 30, 2006	1,151,500	0.44	0.33

Over-the-Counter Bulletin Board and Pink Sheet Trading Activity

The Company’s common shares have been listed in the Pink Sheets under the symbol “AJRSF” since January 2004.  Effective September 13, 2006, the Company received clearance for trading on the Over-the-Counter Bulletin Board (“OTCBB”) operated by the National Association of Securities Dealers, continuing under the symbol “AJRSF”. The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the OTCBB and Pink Sheets for the periods indicated.  These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

		Closing Sales Price (US $)
Year Ended	Volume	High	Low
December 31, 2006	684,750	0.73	0.281
December 31, 2005	365,910	0.76	0.30
December 31, 2004	330,750	0.84	0.27

		Closing Sales Price (US $)
Quarter Ended	Volume	High	Low
March 31, 2007	85,500	0.357	0.292
December 31, 2006	195,900	0.381	0.281
September 30, 2006	155,200	0.48	0.43
June 30, 2006	181,750	0.70	0.32
March 31, 2006	151,900	0.73	0.51
December 31, 2005	87,970	0.68	0.41
September 30, 2005	145,430	0.76	0.30
June 30, 2005	76,230	0.41	0.30

		Closing Sales Price (US $)
Month Ended	Volume	High	Low
April 30, 2007	45,300	0.351	0.32
March 31, 2007	14,000	0.345	0.312
February 28, 2007	40,000	0.357	0.315
January 31, 2007	31,500	0.339	0.292
December 31, 2006	53,200	0.381	0.292
November 30, 2006	71,300	0.377	0.281

Registration, Transfer and Par Value

The Company's common shares, no par value, are registered.  The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

Item 10.  Additional Information.

Memorandum and Articles of Association

Previously reported in the Company’s registration statement on Form 20-F, filed with the SEC on October 28, 2004.

Material Contracts

The following are material contracts to which the Company is a party and which were entered into during the two years proceeding the date of this annual report:

1.
Agency Letter Agreement between the Company and Canaccord Capital Corporation dated February 18, 2005, pursuant to which Canaccord agreed to the Company with a portion of an offering for sale of 900,000 units at $0.55 per unit. Each unit consisted of one share and one half warrant exercisable at $0.60.  Canaccord’s compensation included an 8% of the amount placed, payable either in cash or in agent’s units at the election of the agent.  The agent’s units will have the same terms as the client’s units.  In addition, the Company agreed to issue warrants to Canaccord equal to 10% of the units subscribed, each warrant will be exercisable to purchase an additional share at $0.60 for a period of one year from closing.  In addition, the Company will pay Canaccord a corporate finance fee, payable by the issuance of 27,000 units, having the same terms as the clients’ units.  The Company will pay an administration fee plus expenses to Canaccord of $5,000.

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

Option Payments US $	Exploration Expenditures US $	Date

35,000	-	April 11, 2005 (paid on signing)
25,000	200,000	April 11, 2007 (extended to June 30, 2007)
40,000	550,000	April 11, 2008
50,000	750,000	April 11, 2009
150,000	1,500,000

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

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

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

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2005 was any amount in excess of $250 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

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
(b)	persons with whom the non-resident holder did not deal with at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company's common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive” income or “financial services” income, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S.

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

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company or any of its subsidiaries is deemed to be a PFIC, a United States holder of the Company’s common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC’s ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Inspection of Documents

Copies of the documents referred to in this annual report may be inspected at the Company’s corporate office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada, during normal business hours.

The Company’s documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC’s Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates.  Documents may also be viewed on the SEC’s Internet website at www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Cacos, the Company’s chief executive officer, and Mr. Lang, the Company’s chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2006.  Based upon that evaluation, Messrs. Cacos and Lang, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert.

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Jerry Minni, who serves on the Company’s audit committee.  Mr. Minni is an independent director within the meaning of and as required by the Ontario Securities Commission’s Multilateral Instrument 52-110—Audit Committees.

Item 16B.   Code of Ethics.

Our Audit Committee has adopted a Code of Business Conduct and Ethics to provide principles for the purpose of promoting:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;
•	Compliance with applicable governmental laws, rules and regulations;
•	The prompt internal reporting of violations of our Code of Business Conduct and Ethics; and
•	Accountability for adherence to our Code of Business Conduct and Ethics.

No waivers of any provision of the Code of Business Conduct and Ethics may be made except by the Audit Committee.  Only the Audit Committee may amend the Code of Business Conduct and Ethics.  Any waiver or amendment shall be reported as required by law or regulation.

The Company also has adopted a Whistleblower Policy and a Corporate Disclosure and Insider Trading Policy.

The Company’s Code of Business Conduct and Ethics, Whistleblower Policy and Corporate Disclosure and Insider Trading Policy may be viewed at the Company’s website at:

http://www.ameraresources.com/s/CorporateGovernance.asp.

Additionally, each document is available in its entirety, free of charge, upon written request to us, attention of our Secretary, at the address listed on the front cover of this filing.

Item 16C.   Principal Accountant Fees and Services ..

Audit Fees

For the fiscal year ended December 31, 2006, the Company’s principal accountant is expected to bill approximately $35,000, and for the fiscal year ended December 31, 2005, the Company’s principal accountant billed approximately $29,500 for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related

The Company’s principal accountant billed $Nil and $1,785 amounts for the fiscal years ended December 31, 2006 and 2005, respectively, for assurance, tax and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2006 and 2005, respectively, for tax services performed.

Other Accounting Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2006 and 2005, respectively, for other accounting services performed.

The above listed services were approved by the Company’s audit committee.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.  Financial Statements.

Page
Audited Financial Statements for the Years Ended December 31, 2006, 2005 and 2004	F-1 - F25

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description

1.1	Articles (1)
1.2	Memorandum and Certificate of Incorporation (1)
1.3	Certificate of Change of Name and Altered Memorandum (1)
1.4	Notice of Articles (1)
4.1	Letter Agreement dated October 1, 2002 made between the Company and IMA Exploration Inc. (1)
4.2	Letter of Intent made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003 (1)
4.3	Property Purchase Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003 (1)
4.4	Stock Option Plan dated April 13, 2004 (1)
4.5	Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003 (1)
4.6	Agency Agreement between the Company and Canaccord Capital Corporation dated July 31, 2003 (1)
4.7	Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003 (1)
4.8	Agreement with Nikolaos Cacos dated January 2, 2004 (1)
4.9	Consulting Agreement with David Terry dated February 16, 2004 (1)
4.10	Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004 (1)
4.11	Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004 (1)
4.12	Amendment to Consulting Agreement with David Terry dated June 29, 2004 (1)
4.13
Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Argentinean properties) (1)

Exhibit Number	Description

4.14
Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Mogote Property) (1)

4.15	Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. (1)
4.16	Acknowledgement between the Company and Steven K. Jones dated December 31, 2004 (2)
4.17	Agency Letter Agreement dated February 18, 2005 between the Company and Canaccord Capital Corporation (2)
4.18	Form of Agreement with the Grosso Group Management Ltd., effective January 1, 2005 (2)
4.19	Agreement between Recursos de lo Andes S.A.C., Company’s wholly owned subsidiary, and Carlos Martin Thompson Palacoos dated May 11, 2005 (3)
4.20	Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006 (3)
4.21	Letter of Intent made between the Company and Astral Mining Corporation dated June 9, 2006 (3)
8.1	List of Subsidiaries (4)
12.1	Certification of Nikolaos Cacos Pursuant to Rule 13a-14(a)
12.2	Certification of Arthur Lang Pursuant to Rule 13a-14(a)
13.1	Certification of Nikolaos Cacos Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350

(1)	Incorporated by reference to the exhibits to the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on October 28, 2004, file number 0-51005.
(2)	Incorporated by reference to the exhibits to the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on April 28, 2005, file number 0-51005.
(3)	Incorporated by reference to the exhibits to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2006, file number 0-51005.
(4)	Incorporated by reference to the exhibits to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2007, file number 0-51005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERA RESOURCES CORPORATION

Dated: June 6, 2008	/s/ Nikolaos Cacos
Nikolaos Cacos, President and Director

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

-F1-

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management’s judgment.  Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Ernst & Young Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

/s/ Nikolaos Cacos	/s/ Art Lang
Nikolaos Cacos	Art Lang
President	Chief Financial Officer

-F2-

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Amera Resources Corporation

We have audited the consolidated balance sheets of Amera Resources Corporation (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash for each of the years in the three year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

As described in Note 11, the financial statements have been restated.

The financial statements as at December 31, 2004 and for the year then ended, prior to the restatement described in Note 11, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 22, 2005.  We have audited the adjustments that were applied to restate the 2004 financial statements and in our opinion, such adjustments are, in all material respects, appropriate and have been properly applied.

/s/ ERNST & YOUNG

Vancouver, Canada,                                                                                                                       Chartered Accountants
April 20, 2007 except for Note 11 which is
as of May 30, 2008.

A Member of Ernst & Young Global

-F3-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company – See Note 1)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006 AND 2005
(Expressed in Canadian Dollars)

	2006 $	2005 $
A S S E T S

CURRENT ASSETS
Cash	531,126	522,327
Short-term investments (Note 3)	100,000	-
Marketable securities (Note 4)	33,000	-
Other receivables, prepaids and deposits (Note 8)	157,318	136,218
Subscription receivable (Notes 6 and 13)	166,250	-
	987,694	658,545
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)	3,356,158	3,184,844
	4,343,852	3,843,389

L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 8)	116,963	142,275
FUTURE INCOME TAX LIABILITIES (Note 10)	61,794	154,881
	178,757	297,156

S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)	7,804,571	5,854,335
WARRANTS (Note 6)	498,025	-
CONTRIBUTED SURPLUS (Note 7)	524,845	433,995
DEFICIT	(4,662,346)	(2,742,097)
	4,165,095	3,546,233
	4,343,852	3,843,389

COMMITMENTS (Note 5)

APPROVED BY THE BOARD
/s/ Nikolaos Cacos	, Director
/s/ Jerry Minni	, Director

The accompanying notes are an integral part of these consolidated financial statements.
-F4-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company – See Note 1)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

	2006 $	2005 $	2004 $
EXPENSES
Accounting and audit	38,756	28,385	26,080
Corporate development and investor relations	227,747	252,981	242,804
General exploration	296,810	199,264	18,318
Legal	28,841	55,058	63,058
Management fees	85,833	73,500	72,400
Office and sundry	122,639	92,724	51,173
Rent	90,099	73,573	29,511
Salaries	372,063	294,170	154,074
Stock based compensation	90,850	52,500	131,805
Transfer agent and regulatory fees	26,753	28,052	27,258
Travel	42,358	37,721	47,018
	1,422,749	1,187,928	863,499
LOSS BEFORE OTHER ITEMS	(1,422,749)	(1,187,928)	(863,499)
OTHER EXPENSE (INCOME)
Foreign exchange	2,910	36,624	25,104
Interest income	(30,924)	(15,001)	(14,271)
Write-off of mineral properties (Notes 5(b) and (d))	525,514	225,000	-
	497,500	246,623	(10,833)
LOSS FOR THE YEAR	(1,920,249)	(1,434,551)	(874,332)
DEFICIT - BEGINNING OF YEAR	(2,742,097)	(1,307,546)	(433,214)
DEFICIT - END OF YEAR	(4,662,346)	(2,742,097)	(1,307,546)

BASIC AND DILUTED LOSS PER SHARE	$(0.10)	$(0.09)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	19,169,121	15,916,822	13,192,736

The accompanying notes are an integral part of these consolidated financial statements.

-F5-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company – See Note 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

	2006 $	2005 $	2004 $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the year	(1,920,249)	(1,434,551)	(874,332)
Adjustment for item not affecting cash
Write-off of mineral properties	525,514	225,000	-
Stock based compensation	90,850	52,500	131,805
	(1,303,885)	(1,157,051)	(742,527)
Change in non-cash working capital balances	(46,412)	25,940	(103,461)
	(1,350,297)	(1,131,111)	(845,988)
FINANCING ACTIVITIES
Issuance of common shares and warrants	2,179,900	1,232,199	2,851,391
Share and warrant issuance costs	(23,889)	(61,751)	(210,257)
	2,156,011	1,170,448	2,641,134
INVESTING ACTIVITIES
Expenditures on mineral properties and deferred costs	(696,915)	(1,196,242)	(1,230,962)
(Increase) Decrease in short-term investments	(100,000)	1,000,000	(1,000,000)
Purchase of equipment	-	-	(2,797)
	(796,915)	(196,242)	(2,233,759)
(DECREASE) INCREASE IN CASH DURING THE YEAR	8,799	(156,905)	(438,613)
CASH - BEGINNING OF YEAR	522,327	679,232	1,117,845
CASH - END OF YEAR	531,126	522,327	679,232

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid in cash	-	-	-
Interest paid in cash	-	-	-

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

-F6-

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

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 11.

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

-F7-

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

-F8-

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

Fair Values of Financial Instruments

The fair value of the Company’s financial instruments consisting of short-term investments, other receivables, subscription receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.  As of December 31, 2006, the market value of marketable securities was $40,000.

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

-F9-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation is charged to expense over the vesting period, with offsetting amounts recognized as contributed surplus.

Comparative Figures

Certain of the prior year comparatives have been reclassified to conform with the current year’s presentation.

3.            SHORT-TERM INVESTMENTS

As at December 31, 2006, the Company held short-term investments comprised of the following:

	December 31, 2006
	Maturity	Principal $
12 month term deposit - 3.7% annual interest rate	March 27, 2007	100,000

The term deposit is fully redeemable in full or portion at the Company’s option without penalty.  Interest is paid on amounts redeemed subsequent to 30 days from the date of investment.

4.           MARKETABLE SECURITIES

At December 31, 2006, marketable securities had a quoted market value of $40,000. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)).

-F10-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND DEFERRED COSTS

	December 31, 2006			December 31, 2005
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	1,056,309	1,255,195	2,311,504	891,062	1,242,942	2,134,004
Peru
Cocha	28,768	401,918	430,686	10,211	14,094	24,305
Cruz de Mayo	99,566	54,910	154,476	26,079	27,754	53,833
Other	50,664	52,988	103,652	25,930	43,251	69,181
Esperanza Property	-	-	-	186,741	279,615	466,356
USA
Walker Lane, Nevada	97,010	21,336	118,346	97,010	21,173	118,183
	1,332,317	1,786,347	3,118,664	1,237,033	1,628,829	2,865,862
Proceeds on optioning of mineral properties	(33,000)	-	(33,000)	-	-	-
Foreign value added tax	-	208,700	208,700	-	164,101	164,101
Future income tax	36,540	25,254	61,794	81,270	73,611	154,881
	1,335,857	2,020,301	3,356,158	1,318,303	1,866,541	3,184,844

See attached Mineral Property Interests and Deferred Costs Schedules.

(a)
The Company has an option agreement with Golden Arrow Resources Corporation (“Golden Arrow”) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments (the final underlying option payment was paid on June 6, 2005), as follows:

Shares to be Issued	Exploration Expenditures US $	Date
100,000	-	Issued in 2003
100,000	250,000	Issued in 2004
250,000	300,000	Issued in 2005
300,000	300,000	Issued on July 7, 2006
900,000	400,000	July 1, 2007
1,650,000	1,250,000

On April 8, 2004, the Company and Golden Arrow entered into a further agreement on the Mogote property.  The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

-F11-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND DEFERRED COSTS (continued)

US $	Date
1,000,000	Completed
1,000,000	May 30, 2006 (revised to May 30, 2007)
1,000,000	May 30, 2007 (revised to May 30, 2008)
3,000,000

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

(b)
On August 24, 2004 the Company entered into an option agreement with Arcturus Ventures Inc. (“Arcturus”) whereby it may earn up to an 80% undivided interest in the 3,000 hectare Esperanza Property located in northern Arequipa Province, Peru.  The Esperanza property carrying value of $511,883 was written off during the year ended December 31, 2006, and the Company has terminated its option agreement with Arcturus.

(c)
On April 11, 2005 the Company entered into an option agreement whereby it may earn up to 100% undivided interest in the Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru.  To earn the interest in the property the Company must pay US $150,000 in option payments over the period of four years and incur US $1,500,000 expenditures over the four years as follows:

Option Payments US $	Exploration Expenditures US $	Date
35,000	-	April 11, 2005 (paid on signing)
25,000	200,000	April 11, 2007 (extended to June 30, 2007)
40,000	550,000	April 11, 2008
50,000	750,000	April 11, 2009
150,000	1,500,000

(d)	During the year ended December 31, 2006, the Company wrote off the carrying value of $13,631 of a property in Peru as the Company decided to drop the mineral claim for the property.

-F12-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(e)
During the year ending December 31, 2006, the Company optioned to Astral Mining Corporation (“Astral”) the Walker Lane Properties in Nevada.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 shares were issued on August 4, 2006) to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.  The Company received approval from TSX Venture Exchange (TSX.V) for this agreement.

See Note 13.

6.           SHARE CAPITAL

Authorized - unlimited common shares without par value
Issued - common shares	Number	$

Balance, December 31, 2003	9,086,832	1,228,395
Private placements	4,007,000	2,891,350
Exercise of warrants	288,750	143,650
Greenshoe option	225,000	101,250
For agent’s fees	55,300	44,240
For mineral properties	425,000	329,250
Less share issue costs	-	(210,257)

Balance, December 31, 2004	14,087,882	4,527,878
Private placements	1,650,000	907,500
Exercise of warrants	508,248	326,649
Exercise of options	11,000	8,250
For agent’s fees	41,962	23,078
For mineral properties	300,000	143,500
Contributed surplus reallocated on exercise of options	-	2,310
Less share issue costs	-	(84,830)

Balance, December 31, 2005	16,599,092	5,854,335
Private placements	3,647,000	1,629,450
Warrants valuation	-	(503,765)
Exercise of warrants	1,194,500	716,700
For agent’s fees	8,000	2,800
For mineral properties	300,000	126,000
Less share issue costs	-	(20,949)
Balance, December 31, 2006	21,748,592	7,804,571

-F13-

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

The fair value of warrants and agent’s warrants were as follows:

1)	value assigned to 2,235,000 warrants was $142,378, net of issue costs of $2,670

2)	value assigned to the 48,000 agent’s warrants and the 8,000 warrants granted as a component of the agent’s units was $3,635

The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants. The warrants and agents warrant’s were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

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

-F14-

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

ii)
completed a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share for a period of one year from date of issue and at $1.20 per share for a period of two years from date of issue.  In connection with the private placement the Company paid cash commissions and finder’s fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants.  Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006;

iii)
issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company’s initial public offering, at $0.45 per unit, for $101,250.  Each unit comprised one common share and one-transferable share purchase warrant.  Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004.  During the year ended December 31, 2004, the warrants expired without exercise.

(d)           Stock options and stock based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  The stock options granted during 2006 are subject to a four month hold period and exercisable for a period of five years.  A summary of the Company’s outstanding options at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is presented below:

-F15-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

(d)           Stock options and stock based compensation (continued)

	2006		2005		2004
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, Beginning of year	1,504,500	0.70	1,354,500	0.70	900,000	0.60
Granted	415,000	0.60	250,000	0.75	454,500	0.90
Exercised	-	-	(11,000)	0.75	-	-
Cancelled	(75,000)	0.75	(89,000)	0.75	-	-
Forfeited	(20,000)	0.60	-	-	-	-
Balance, end of year	1,824,500	0.68	1,504,500	0.70	1,354,500	0.70

Stock options outstanding and exercisable at December 31, 2006, are as follows:

Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date
900,000	$0.60	December 12, 2008
454,500	$0.90	April 2, 2009
75,000	$0.75	March 21, 2010
395,000	$0.60	July 11, 2011
1,824,500

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

The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.23 per share (2005 - $0.21; 2004 - $0.29).  Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

-F16-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

(e)	Warrants

A continuity summary of warrant equity is presented below:

$
Balance, December 31, 2005	-
Warrant valuation from private placement warrants granted	503,765
Warrant valuation from agent’s warrants granted	3,635
Warrant issue costs	(9,375)
Balance, December 31, 2006	498,025

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at December 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

	2006 Number	2005 Number	2004 Number
Balance, beginning of year	3,687,783	4,230,300	965,000
Issued	3,703,000	912,731	4,342,800
Exercised	(1,194,500)	(508,248)	(288,750)
Expired	(2,493,283)	(947,000)	(788,750)
Balance, end of year	3,703,000	3,687,783	4,230,300

During the year ended December 31, 2006 the Company requested and was granted permission by the TSXV to amend the exercise price for 2,750,000 of $1.20 warrants with March 24, 2006 and March 31, 2006 expiry dates.  The amended price was $0.60 per warrant.  There was no extension to the term of the warrants.

Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2006 are as follows:

Number	Exercise Price $	Expiry Date
1,412,000	0.65	January 30, 2008
2,291,000	0.45	December 8, 2008
3,703,000

-F17-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

7.           CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

$
Balance, December 31, 2003	252,000
Contributed Surplus as a result of stock options granted	131,805
Balance, December 31, 2004	383,805
Contributed Surplus as a result of stock options granted	52,500
Contributed Surplus reallocated on exercise of stock options	(2,310)
Balance, December 31, 2005	433,995
Contributed Surplus as a result of stock options granted	95,450
Contributed Surplus reversed as a result of stock options forfeited	(4,600)
Balance, December 31, 2006	524,845

8.           RELATED PARTY TRANSACTIONS

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (IMA), Golden Arrow, Gold Point Energy Corp and Astral.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.

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

-F18-

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

The Company’s total assets are segmented geographically as follows:

	December 31, 2006
	Corporate Canada $	Argentina $	Peru $	USA $	Total $
Current assets	923,326	714	63,654	-	987,694
Mineral properties and deferred costs	-	2,450,504	774,353	131,301	3,356,158
	923,326	2,451,218	838,007	131,301	4,343,852

	December 31, 2005
	Corporate Canada $	Argentina $	Peru $	USA $	Total $
Current assets	572,465	54,120	31,960	-	658,545
Mineral properties and deferred costs	-	2,270,735	731,983	182,126	3,184,844
	572,465	2,324,855	763,943	182,126	3,843,389

10.	INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:
	2006 $	2005 $	2004 $
Statutory tax rate	34.12%	34.12%	35.62%
Loss for the year	(1,920,249)	(1,434,551)	(874,332)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(655,189)	(489,469)	(311,137)
Differences in foreign tax rates	30,315	(7,210)	(1,170)
Non-deductible items	228,677	-	-
Losses for which an income tax benefit has not been recognized	396,197	496,679	312,307
	-	-	-

-F19-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

10.	INCOME TAXES (continued)

The significant components of the Company’s future tax assets are as follows:

	2006 $	2005 $
Future income tax assets
Share and warrant issuance costs	60,826	95,867
Resource deductions	84,526	-
Operating loss carryforward	1,113,246	659,044
	1,258,598	754,911
Valuation allowance for future tax assets	(1,258,598)	(754,911)
	-	-

The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes in 2006 and 2005.

Future Income Tax Liabilities

For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.  During the year ended December 31, 2006, the Company recorded a reduction of future income tax liability of $93,087 (2005 – increase of $55,124) and a corresponding adjustment to mineral properties.

	2006 $	2005 $

Future Income Tax Liabilities	61,794	154,881

The Company has Canadian non-capital loss carryforwards of $3,153,016 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$
2007	1,084
2008	116
2009	26,258
2010	195,857
2014	852,555
2015	978,627
2016	1,098,519
3,153,016

-F20-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP.  Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized in the tables below.

	2006 $ Restated	2005 $ Restated
Consolidated balance sheets
Mineral properties and deferred costs
Balance per Canadian GAAP	3,356,158	3,184,844
Exploration expenditures under U.S. GAAP (i)	(2,023,841)	(1,947,811)
Balance per US GAAP	1,332,317	1,237,033

Future income tax liabilities
Balance per Canadian GAAP	61,794	154,881
Reversal of future income tax liability (i)	(61,794)	(154,881)
Balance per US GAAP	-	-

Shareholders' equity
Balance per Canadian GAAP	4,165,095	3,546,233
Exploration expenditures (i)	(2,023,841)	(1,947,811)
Reversal of future income tax liability (i)	61,794	154,881
Accumulated other comprehensive income (ii)	7,000	-
Balance per US GAAP	2,210,048	1,753,303

	2006 $ Restated	2005 $ Restated	2004 $ Restated
Consolidated statements of operations
Loss for the year under Canadian GAAP	(1,920,249)	(1,434,551)	(874,332)
Exploration expenditures for the year (i)	(520,820)	(1,005,831)	(764,763)
Future income tax liability (i)	(93,087)	55,124	99,757
Exploration expenditures written off during the year which would have been expensed in the year incurred (i)	318,703	-	-
Loss for the year under US GAAP	(2,125,453)	(2,385,258)	(1,539,338)
Unrealized gains on available-for-sale securities (ii)	7,000	-	-
Comprehensive loss (iii)	(2,208,453)	(2,385,258)	(1,539,338)
Basic and diluted loss per share under US GAAP	$(0.12)	$(0.15)	$(0.12)
Weighted average number of common shares outstanding	19,169,121	15,916,822	13,192,736

-F21-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2006 $ Restated	2005 $ Restated	2004 $ Restated
Consolidated statements of cash flows
Operating activities
Cash used per Canadian GAAP	(1,350,297)	(1,131,111)	(845,988)
Exploration expenditures (i)	(540,890)	(950,707)	(994,256)
Cash used per US GAAP	(1,891,187)	(2,081,818)	(1,840,244)
Investing activities
Cash used per Canadian GAAP	(796,915)	(196,242)	(2,233,759)
Exploration expenditures (i)	540,890	950,707	994,256
Cash provided (used) per US GAAP	(256,025)	754,465	(1,239,503)

Restatement

The Company concluded that the reconciliation to U.S. GAAP in the financial statements at December 31, 2006, should be restated to capitalize certain acquisition costs for mineral properties. This adjustment is reflected in the Canadian to U.S. GAAP reconciled statements of operations, balance sheets, and statements of cash flows above.  The Company concluded that the amendment was material to the 2006 U.S. GAAP reconciliation note and has, accordingly restated the reconciliation.

The following table summarizes the changes as a result of the restatement:

	2006 $			2005 $			2004 $
	Originally Reported	Amount of Change	Restated Amount	Originally Reported	Amount of Change	Restated Amount	Originally Reported	Amount of Change	Restated Amount
Increase (decrease) in:
Consolidated balance sheets
Exploration expenditures per U.S. GAAP	-	1,332,317	1,332,317	-	1,237,033	1,237,033	-	1,072,998	1,072,998
Shareholders’ equity per U.S. GAAP	877,731	1,332,317	2,210,048	516,270	1,237,033	1,753,303	1,688,916	1,072,998	2,761,914

Consolidated statements of operations
Comprehensive loss (iii) per U.S. GAAP	(2,177,650)	(30,803)	(2,208,453)	(2,549,293)	164,035	(2,385,258)	(2,105,294)	565,956	(1,539,338)
Basic and diluted loss per share	(0.11)	(0.01)	(0.12)	(0.16)	0.01	(0.15)	(0.16)	0.04	(0.12)

Consolidated statements of cash flows
Operating cashflows	(2,047,212)	156,025	(1,891,187)	(2,327,353)	245,535	(2,081,818)	(2,076,950)	236,706	(1,840,244)
Investing activities	(100,000)	(156,025)	(256,025)	1,000,000	(245,535)	754,465	(1,002,797)	(236,706)	(1,239,503)

-F22-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i)	Mineral properties, deferred costs and exploration expenditures

Exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 5.  Under US GAAP, we previously expensed acquisition expenditures, however we are now capitalizing acquisition expenditures, in accordance with EITF 04-02. The Company has determined for US GAAP purposes to expense the exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery.  In addition, US GAAP requires that development costs not be capitalized until a positive feasibility study is completed.  The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

ii)	Marketable securities

For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes.  Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders’ equity until realized or until an other than temporary impairment in value occurs.

(iii)	Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  Effective January 1, 2007, the Company will be required to disclose comprehensive income under Canadian GAAP.

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

-F23-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Recent Accounting Pronouncements

Financial Instruments

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled “Financial Instruments - Recognition and Measurement”.  It expands Handbook section 3860, “Financial Instruments - Disclosure and Presentation” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  All financial instruments will be required to be classified into various categories.  Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense.  Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise.  All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income.  All other financial liabilities are to be carried at amortized cost.  This new Handbook section will bring Canadian GAAP more in line with US GAAP.  The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.  At present, the Company's most significant financial instruments are cash, short-term investments, other receivables and accounts payable.  The Company will adopt this Handbook section in its fiscal 2007 year.  The Company is currently reviewing the section to determine the potential impact, if any, on its consolidated financial statements.

Hedge Accounting

Handbook Section 3865, “Hedges” provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  The effective date of this section is for fiscal years beginning on or after October 1, 2006.  The Company does not currently have any hedging relationships.

Comprehensive Income

Handbook Section 1530, “Comprehensive Income”, introduces a requirement to temporarily present certain gains and losses outside of income.  Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities.  Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

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

-F24-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109.  This Interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes.  FIN 48 uses a two-step approach for evaluating tax positions.  The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination.  The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement.  FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence.

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

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

-F25-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in Canadian Dollars)

12.           SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2006, 2005, and 2004 as follows:

	2006 $	2005 $	2004 $
Investing activities
Expenditures on mineral property interests and deferred costs	(126,000)	(143,500)	(329,250)
Shares issued for mineral properties	126,000	143,500	329,250
Proceeds on the optioning of mineral properties	33,000	-	-
Investment in marketable securities	(33,000)	-	-
	-	-	-

Financing activities
Share and warrant issuance costs	(6,435)	(23,078)	(44,240)
Warrants	3,635	-	-
Shares issued for payment of agent’s fees	2,800	23,078	44,240
	-	-	-

13.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

(a)
the Company completed a brokered financing of 11,700,000 units at a price of $0.35, for total proceeds of $4,095,000. Each unit consists of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 2 years at $0.45 per share. Additionally, once the resale restrictions on the shares have expired, and upon the Company’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice.

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

-F26-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF
MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Expressed in Canadian Dollars)

	Argentina	Peru					USA
	Mogote $	Esperanza $	Korimarca $	Cruz de Mayo $	Cocha $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	2,270,734	563,613	32,125	61,585	27,917	46,744	182,126	3,184,844
Expenditures during the year
Acquisition costs	165,247	20,070	1,696	73,487	18,557	23,038	-	302,095
Assays	-	-	-	-	42,288	-	65	42,353
Communications	4,268	-	11	350	4,214	456	-	9,299
Drilling	-	-	-	-	139,493	-	-	139,493
Geophysics	-	-	-	-	-	-	-	-
Office	2,556	97	-	12	19,989	2,332	-	24,986
Salaries and contractors	5,429	3,311	1,378	23,527	113,125	13,141	97	160,008
Supplies and equipment	-	94	36	115	13,372	545	-	14,162
Transportation	-	807	171	3,152	54,728	3,367	-	62,225
Imagery and base maps	-	-	-	-	615	1,931	-	2,546
Foreign value added tax	2,270	2,088	365	11,132	44,788	5,105	-	65,748
	179,770	26,467	3,657	111,775	451,169	49,915	162	822,915
Proceeds on the optioning of mineral properties	-	-	-	-	-	-	(33,000)	(33,000)
Future income tax (Note 10)	-	(78,197)	(76)	(1,059)	6,963	(2,731)	(17,987)	(93,087)
Write-off of mineral properties	-	(511,883)	-	-	-	(13,631)	-	(525,514)
Balance, end of year	2,450,504	-	35,706	172,301	486,049	80,297	131,301	3,356,158

-F27-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF
MINERAL PROPERTY INTERESTS AND DEFERRED COSTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Expressed in Canadian Dollars)

	Argentina		Peru					USA
	Mogote $	Chubut Properties $	Esperanza $	Korimarca $	Cruz de Mayo $	Cocha $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	1,468,904	225,000	200,999	-	-	-	-	120,075	2,014,978
Expenditures during the year
Acquisition costs	223,365	-	83,744	11,844	26,079	10,211	14,086	19,706	389,035
Assays	31,687	-	6,361	-	803	3,020	1,415	198	43,484
Communications	4,057	-	2,659	-	48	-	252	-	7,016
Drilling	312,063	-	-	-	-	-	-	-	312,063
Geophysics	-	-	35,490	-	-	-	-	9,368	44,858
Office	11,885	-	8,662	550	1,861	412	125	-	23,495
Salaries and contractors	113,166	-	130,272	6,754	18,347	6,545	20,612	11,607	307,303
Supplies and equipment	3,276	-	24,389	2,527	1,752	1,178	536	-	33,658
Transportation	59,177	-	26,592	8,056	1,954	1,591	2,424	-	99,794
Imagery and base maps	-	-	4,174	-	2,989	1,348	-	-	8,511
Foreign value added tax	43,154	-	19,059	1,956	1,615	1,350	3,391	-	70,525
	801,830	-	341,402	31,687	55,448	25,655	42,841	40,879	1,339,742
Future income tax (Note 10)	-	-	21,212	438	6,137	2,262	3,903	21,172	55,124
Write-off of mineral properties	-	(225,000)	-	-	-	-	-	-	(225,000)
Balance, end of year	2,270,734	-	563,613	32,125	61,585	27,917	46,744	182,126	3,184,844

-F28-