Form 20-F
period 2007-12-31
Amera Resources CORP
filed 2008-06-30
CIK 1303180

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

(Mark One)
[   ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]           Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007.

34,506,036 Common Shares outstanding as of December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  _____          No      X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ______     No      X

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
Item 17      X                                         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes _____     No     X

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) (“NI 43-101”) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  Canadian law also requires disclosure of mineral resources that equate to measured, indicated and inferred resources.  These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the “SEC”) under Guide 7 of the Securities Act Industry Guides (“SEC Guide 7”).

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

Alteration	Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

Breccia	A rock containing generally angular fragments of itself or some other rock.

Cateo
In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days.  In areas where fieldwork seasons are limited, only the available field season will be considered in determining the 1,100 days.  A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos.  Through the process of exploration, the owner of the cateo may make and file “manifestations” of discovery (see below) and petition the mining authority for the granting of mines (see below).  A cateo may be up to 10,000 hectares in size.  A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province.  When the cateo is officially granted, a one-time payment of about US$0.27 (Pesos $0.80) per hectare is required.

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

Manifestations or Manifestaciones
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

Mine
In Argentina, a mine or “mina” is a real property interest.  It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of 40 Pesos (approximately  US$12.49) per claim are made.  A mine may consist of one or several claims or “pertenencias”.  In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

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

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2007, 2006 and 2005, was derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth for the years ended December 31, 2004 and 2003 are derived from the Company’s audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2007, 2006 and 2005, have been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

Reference is made to Note 11 of the Company’s audited financial statements for the years ended December 31, 2007, 2006 and 2005 which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed its exploration activity principally through the sale of its equity securities.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2008 to December 31, 2008, nor sufficient working capital to fund all its planned exploration activities.  In the future, the Company will need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

Canadian Generally Accepted Accounting Principles

	(CDN $)
	Year Ended December 31,
	2007	2006	2005	2004	2003
Revenue	-	-	-	-	-
General Corporate Expenditures	(1,612,536)	(1,125,939)	(988,664)	(845,181)	(408,352)
General Exploration Expenditures	(522,136)	(296,810)	(199,264)	(18,318)	-
Foreign Exchange Loss	(21,080)	(2,910)	(36,624)	(25,104)	(896)
Interest and Miscellaneous Income	80,383	30,924	15,001	14,271	3,492
Write-off of mineral properties	(250,956)	(525,514)	(225,000)	-	-

Net Loss for the year	(2,326,325)	(1,920,249)	(1,434,551)	(874,332)	(405,756)
Loss per Share Basic and Diluted	(0.08)	(0.10)	(0.09)	(0.07)	(0.08)
Weighted Average Number of Shares Outstanding	30,615,987	19,169,121	15,916,822	13,192,736	4,848,716

Working Capital	1,795,810	870,731	516,270	1,686,120	1,021,272
Capital Assets	-	-	-	2,796	-
Mineral Properties	4,511,362	3,356,158	3,184,844	2,014,978	684,259
Long-Term Debt	-	-	-	-	-
Total Assets	6,387,831	4,343,852	3,843,389	3,754,341	1,820,883
Net Assets - Shareholders' Equity	6,250,457	4,165,095	3,546,233	3,604,137	1,705,531

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):

		(CDN $)
Consolidated Statements of Operations
	2007	2006	2005	2004	2003
Loss for the year under Canadian GAAP	(2,326,325)	(1,920,249)	(1,434,551)	(874,332)	(405,756)
Mineral property and deferred exploration costs for the year, net of reversal of future income tax	(865,548)	(613,907)	(950,707)	(665,006)	(177,217)
Mineral property and deferred exploration costs written off during the year which would have been expensed in the year incurred	94,716	318,703	-	-	-
Loss for the year under US GAAP	(3,097,157)	(2,215,453)	(2,385,258)	(1,539,338)	(582,973)
Unrealized gains on available-for-sale securities	14,000	7,000	-	-	-
Comprehensive loss under US GAAP	(3,083,157)	(2,208,453)	(2,385,258)	(1,539,338)	(582,973)
Basic and diluted loss per share under US GAAP	(0.10)	(0.12)	(0.15)	(0.12)	(0.12)

Consolidated balance sheets	(CDN $)
	2007	2006	2005	2004	2003
Shareholders’ Equity
Balance per Canadian GAAP	6,250,457	4,165,095	3,546,233	3,604,137	1,705,531
Mineral property and deferred exploration costs expensed net of reversal of future income tax	(2,709,519)	(1,962,047)	(1,792,930)	(842,223)	(177,217)
Accumulated other comprehensive income	21,000	7,000	-	-	-
Balance per US GAAP	3,561,938	2,210,048	1,753,303	2,761,914	1,528,314

Mineral properties and deferred costs
Balance per Canadian GAAP	4,493,081	3,356,158	3,184,844	2,014,978	684,259
Mineral properties and deferred costs expensed under US GAAP	(2,747,953)	(2,023,841)	(1,947,811)	(941,980)	(177,217)
Balance per US GAAP	1,745,128	1,332,317	1,237,033	1,072,998	507,042

Future income tax liabilities
Balance per Canadian GAAP	38,434	61,794	154,881	99,757	-
Reversal of future income tax liability	(38,434)	(61,794)	(154,881)	(99,757)	-
Balance per US GAAP	-	-	-	-	-

Consolidated statements of cash flows
	2007	2006	2005	2004	2003
Operating Activities
Cash used per Canadian GAAP	(1,747,974)	(1,350,297)	(1,131,111)	(845,988)	(80,610)
Mineral properties and deferred costs	(1,078,239)	(540,890)	(950,707)	(994,256)	(177,217)
Cash used per US GAAP	(2,826,213)	(1,891,187)	(2,081,818)	(1,840,244)	(257,827)

Investing Activities
Cash used per Canadian GAAP	(2,378,239)	(796,915)	(196,242)	(2,233,759)	(414,259)
Mineral properties and deferred costs	1,078,239	540,890	950,707	994,256	177,217
Cash provided (used) per US GAAP	(1,300,000)	(256,025)	754,465	(1,239,503)	(237,042)

Financing activities
Cash provided per Canadian and US GAAP	3,761,105	2,156,011	1,170,448	2,641,134	1,415,245

See Note 11 of the Company’s consolidated financial statements.

Exchange Rate History

The noon rate of exchange on May 31, 2008, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.9938 (US$1.0062 = CDN$1.00).

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.

Period	Average

January 1, 2007 – December 31, 2007	0.9309
January 1, 2006 – December 31, 2006	0.8818
January 1, 2005 – December 31, 2005	0.8254
January 1, 2004 – December 31, 2004	0.7682
January 1, 2003 – December 31, 2003	0.7206

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low

May 2008	1.0158	0.9815
April 2008	1.0179	1.0097
March 2008	1.0036	0.9936
February 2008	1.0048	0.9965
January 2008	0.9940	0.9853
December 2007	1.0010	0.9925

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Recent Accounting Pronouncements

United States Pronouncements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement”, effective for fiscal periods beginning after November 15, 2007.  SFAS defines fair value, establishes a framework for measuring accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, the FASB issued SFAS157-b, which provided for a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities.  However, SFAS is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value.  The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the Accounting Standards Board (“AcSB”) and the International Accounting Standards Board (“IASB”) on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly inequity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company has not determined the effect of the adoption of this Interpretation to the Company’s results of operations or financial position.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

▪	all business acquisitions would be measured at fair value.
▪	the existing definition of a business would be expanded.
▪	pre-acquisition contingencies would be measured at fair value.
▪	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).
▪	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).
▪
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit  or Disposal Activities, as of the acquisition date.

▪
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

▪
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

▪
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008.  The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

Canadian Pronouncements

Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital.
(ii)	summary quantitative data about what it manages as capital.
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.
(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Inventories

CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 Financial Instruments – Disclosures, and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862, requires disclosure of additional detail by financial asset and liability categories.  Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company’s disclosure and presentation.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Risk Factors

Due to the nature of the Company’s business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company’s activities (see “Item 4. Information on the Company – History and Development of the Company”):

Liquidity and Cash Flow: The Company has limited financial resources, has a history of losses and has no source of operating cash flow.  The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future.  Historically, the only source of funds available to the Company has been through the sale of its common shares.

As of May 31, 2008, the Company had working capital of approximately $250,000.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2008 to December 31, 2008 or to fund all its planned exploration activities.   In the future, the Company will need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

Exploration Stage Company: All of the Company’s property interests are in the exploration stage and do not contain any “reserves”, as that term is defined in SEC Guide 7.  The term “reserves” is defined in SEC Guide 7 as “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” SEC Guide 7 is available from the SEC’s website at:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into  producing mines.  The probability of an individual prospect ever having reserves that meet the requirements of SEC Guide 7 is extremely remote.  The Company’s property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company’s property interests will probably be lost.  If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

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

Exploration Risks: The properties in which the Company has an interest are located in Argentina (a portion of one project extends into Chile), Peru and Nevada, United States.  Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  The Company’s exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  The status of Peru and Argentina as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects.  The effect of all of these factors cannot be accurately predicted.  The Peruvian and Argentinean economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.  If the economies of Peru  and Argentina fail to grow or suffer a recession, the Company may not be able to continue its activities in those countries.  The Company does not maintain and does not intend to purchase political risk insurance.

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

Price Fluctuations and Share Price Volatility: In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $0.44 to a low of $0.15 during the 12-month period ending December 31, 2007.  There can be no assurance that continual fluctuations in price will not occur.

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

Management: The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. Nikolaos Cacos, the President, Chief Executive Officer and a director of the Company, and Mr. Joseph Grosso, the Chairman of the Board of Directors.  The loss of services of either Mr. Cacos or Mr. Grosso could have a material adverse effect on the Company.  Other than as disclosed under “Item 6. Directors, Senior Management and Employees - Employment Agreements”, the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future.  The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

Dependence Upon Others: The success of the Company’s proposed operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions, (ii) the ability to discover and produce minerals; (iii) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s proposed operations will depend.

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

As of the date of this annual report all material related party transactions which have arisen since January 1, 2005, have been described in “Item 7.  Major Shareholders and Related Party Transactions.”

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

Foreign Countries and Regulatory Requirements: The projects in which the Company has an interest are located in Peru, Argentina and the United States.  Mineral exploration and mining activities in Peru and Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  The Company does not maintain and does not intend to purchase political risk insurance.  Exploration may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  The status of Peru and Argentina as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects.  The effect of all of these factors cannot be accurately predicted.  The Peruvian and Argentine economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

Argentina has recently experienced some economic and political instability.  Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally.  Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country had defaulted on its loans, it has repaid its debt to the International Monetary Fund in December 2005.  The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in South America.  The Company does not believe that any current currency restrictions which may be imposed will have any immediate impact on the Company’s exploration activities.

Impact of Government Regulations on the Company’s Business:  The Company’s activities are subject to various governmental regulations in Peru, Argentina, Chile and the United States.

Peru

Mining Industry

Peru has a lengthy history of mining activities that predates the Spanish conquistadors.  Although political unrest and instability have slowed the development of some of Peru’s ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources.  Peru ranks among the top 20 gold producing nations.

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

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines.  However, the Company’s exploration activities do not require any licenses or permits from the Department of Energy and Mines.  The Company has obtained the necessary permits, if any, for its current and planned work on the Peruvian properties.

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

Colombia

Existing and Probable Governmental Regulation

Mineral exploration projects are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on our business.

In Colombia, except for a few exceptions, the subsoils are owned by the State. The State may authorize private parties to explore and develop mineral deposits under concession contracts. Until 2001, they could also be developed under Exploration and Exploitation Contracts executed with specialized agencies of the Colombian State. However, as of 2001, Colombia’s New Mining Code permits only concession contracts, which are awarded by a single entity and are subject to a standard set of conditions.

A concession grants to the concessionaire, the exclusive manner, to carry out exploration activities in order to establish the existence of the minerals. It covers also the right to install and build the work necessary for an efficient exercise of the rights set forth in the Colombian Mining Code. A concession contract is for a term that the proponent requests, up to a maximum of thirty (30) years. Such term will start from the date of inscription of the contract at the National Mining Register.

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

Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance.  As of the date of this annual report the Company has not conducted an archeological survey on its Nevada properties.  In the future the Company may be required to conduct such a survey if its activities constitute a disturbance.  To the best of management’s knowledge, there are no known environmental or threaten and endangered species issues at our Nevada properties that would provide grounds for denial of approval of a plan of operation.

Environmental Regulations: The Company’s proposed operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  At present, the Company does not believe that compliance with environmental legislation and regulations will have a material affect on the Company’s proposed operations; however, any changes in environmental legislation or regulations, or in the Company’s business, may cause compliance with such legislation and/or regulation to have a material impact on the Company’s activities.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.  The Company intends to ensure that it complies fully with all environmental regulations relating to its proposed operations.

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

United States Market: The Company’s common stock is illiquid and its shareholders may be unable to sell their shares.  The Company’s common shares are currently quoted on the Over-the-Counter Bulletin Board (the “OTCBB”), operated by the National Association of Securities Dealers, and are thinly traded. In the past, the Company’s share trading prices have fluctuated widely, depending on many factors that may have little to do with the Company’s activities or business prospects. There is currently a limited market for the Company’s common shares and the Company can provide no assurance to investors that a market will develop. Consequently, the Company’s shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.  If a market for the Company’s common shares does not develop, the Company’s shareholders may not be able to re-sell the Company’s common shares that they have purchased and they may lose all of their investment.  In addition, the OTCBB is not an exchange and, because trading of securities on the OTCBB is often more sporadic than the trading of securities listed on an exchange of the NASDAQ Stock Market, Inc., and the Company’s shareholders may have difficulty reselling any shares purchased.

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

Outside Scrutiny: Some mining companies have experienced issues and problems from local communities relating to their exploration activities.  These local communities have restricted access to the companies’ properties.  If the Company’s activities are not acceptable to communities where work is being undertaken, the Company may have to abandon its investment in the property.

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

Item 4.   Information on the Company.

History and Development of the Company

The Company was incorporated pursuant to the Company Act (British Columbia) (the “Company Act”) on April 11, 2000 under the name “XS Capital Corp.”  Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso, who at the time was not an officer or director of the Company.  Mr. Grosso transferred the single outstanding share to Mr. Cacos, President and a director of the Company, on April 11, 2001.  Effective February 2004, Mr. Grosso became the Chairman and a director of the Company.  The Company had no business assets and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below.  As a result of the decision to engage in mineral exploration activities, the Company changed its name to “Amera Resources Corporation” on March 4, 2003.  There was no change of control or change in management in connection with the name change.  In December 2003, the Company completed its initial public offering (“IPO”) and commenced trading on the TSX-V under the symbol “AMS”.  See “Item 10. Additional Information - Memorandum and Articles of Association.”

The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, (the “Letter of Intent”), as amended by Amending Letter Agreement dated September 30, 2003, (the “Amended Letter Agreement”), with IMA Exploration Inc. (“IMA”) and Inversiones Mineras Argentinas S.A. (“IMASA”), an indirect, wholly-owned subsidiary of IMA, whereunder the Company was granted an irrevocable option (the “Mogote Option”) to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the “Mogote Project”).  See “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  To exercise the option, the Company was required to issue an aggregate 1,650,000 common shares and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid ($197,854) to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project,.  The Company also agreed to make all payments required to maintain the Mogote Project in good standing, including all payments due to the underlying owners and vendors thereof, a total of US$269,100.  As of December 31, 2007, the exploration expenditures and the IMA expenditures obligation have been paid in full and 750,000 common shares have been issued.  Having fulfilled its obligations under the Mogote Option, the Company continues to be the operator of the Mogote Project.

On April 8, 2004, the Company and IMA entered into a further agreement (the “Second Amending Letter Agreement”), whereby the Company can earn an additional 24% interest in the Mogote Project, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares to IMA and expending an additional US$3 million of exploration expenditures over a three year period.  The 300,000 common shares were issued to IMA on April 22, 2004. The Company made the determination to not incur the requisite exploration expenditures in 2007, and as a result, has not earned the additional 24% interest in the Mogote Project.  See “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project” and “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

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

In March 2005, pursuant to an Acknowledgement Agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the “Roy and Hills Claims”). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004.  Mr. Jones is an arm’s length, third party.  Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company’s wholly-owned subsidiary and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.  On June 9, 2006, the Company granted an option (the “Astral Letter of Agreement”) on its Roy and Hills properties in Nevada to Astral Mining Corporation (“Astral”).  Under the terms of the Astral Letter of Agreement, Astral may earn up to an 80% undivided interest in the Roy and Hills Claims.  Astral can earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years.  The Astral Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 shares to the Company on August 4, 2006.

On April 11, 2005, the Company entered into an option agreement with, Carlos Martin Thompson Palacios, for the 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares.  The Company served notice that they were terminating the option as of July 30, 2007.  See “Item 4. Information on the Company - Property, Plant and Equipment”.

In October 2005, the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  On March 2, 2006 the Company was formally granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C. See “Item 4. Information on the Company - Property, Plant and Equipment”.

On December 7, 2006, the Company executed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru.  Upon signing of a cession of mining rights for the property, the Company made a cash payment of US$120,000.  An initial 51% interest could be earned upon incurring US$650,000 in work expenditures and payment of US$890,000.  During the first quarter of 2008, the Company tested various targets at the Laguna Gold Project and determined that proceeding was not feasible.  As a result, the Laguna Gold Project option was terminated.  Accordingly, costs of approximately $575,000 were written off in the first quarter of 2008.  The Company has no further obligations under the Laguna Gold Project option agreement.  See “Item 4. Information on the Company - Property, Plant and Equipment”.

On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture hired an operations manager and retained contract exploration personnel.  The joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date. Accordingly, the Company’s proportionate share of costs incurred have been recorded as general exploration expense.  On  May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera  Joint Venture Agreement and would not contribute further funds.

On  September 19, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in two groups of projects in Peru, the “Junin Projects” and the “Arequipa Project” (collectively, the “MPDP Projects”).

In order to earn a 70% undivided interest in the MPDP Projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin and Arequipa Projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each MPDP Project property 60 days after receiving notice that 1,500 metres of drilling has been completed by the Company.

On November 15, 2007, the Company signed a Letter of Intent with Victor Marcial Garcia Garcia and his wife Elvira Carmen Maria Agois Barbier   (the “Loma Letter of Intent”) to option up to a 100% interest in the “Loma Colorada Property” located in the Ancash Department, Peru.  Under the terms of the Loma Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US$1,400,000 in exploration expenditures and make US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US$1,000,000.

On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to a 70% interest in the Toro Blanco, San Felipe and Sura Properties located in the Huancavelica Department, Peru (collectively, the “Huancavelica Properties”).  In order to earn an initial 51% undivided interest in the Huancavelica Properties, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of the Huancavelica Properties by completing a positive feasibility study on each Huancavelica Property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the Huancavelica Property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the Huancavelica Property.

To date, the Company has raised $12,605,538 in cash through the sale of its securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.  There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

Effective September 13, 2006, the Company received clearance for trading on the OTCBB under the symbol “AJRSF”.

Acquisition and Disposition of Mineral Property Interests during the Three Prior Fiscal Years

The Company has made additions to mineral properties and deferred costs of $1,406,160, $729,828 and $1,394,866,  and capital assets of $Nil, $Nil and $Nil for the fiscal years ended December 31, 2007, 2006 and 2005, respectively.

In fiscal 2007 the Company wrote off property costs for its Cruz de Mayo property in Peru in the amount of $250,956.  In fiscal 2006 the Company wrote off property costs for its Esperanza and Sayhue properties in Peru in the amounts of  $511,883 and $13,631, respectively.  In fiscal 2005 the Company wrote off the $225,000 carrying value in the Chubut properties in Argentina. During fiscal 2006, the Company granted an option on its Roy and Hills properties in Nevada.  See “Item 4.  Information on the Company - Property, Plant and Equipment - Principal Properties – Roy and Hills, Properties.”  In the first quarter of fiscal 2008 the Company terminated its option on the Laguna Gold Project and as a result the Company wrote off costs of approximately $845,000.

Business Objectives

The principal business carried on and intended to be carried on by the Company is the acquisition and exploration of natural resource properties.  The Company intends on expending its existing cash resources to carry out exploration on its mineral properties, to pay for administrative costs during the fiscal year ending December 31, 2008, and for working capital.  The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.

No capital expenditures were made by the Company during the 2005, 2006 and 2007 fiscal years other than expenditures relating to the Company’s mineral property interests.  See “Item 4. Information on the Company - Business Overview - Exploration Expenditures.”

Business Overview

The Company is an exploration stage company exploring primarily for precious and base metals.  To date, the Company has not earned any production revenue, nor found any “reserves” on any of its properties, as that term is defined in SEC Guide 7.  Since March 2003, the Company has entered into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, United States.  In addition, during 2004, the Company acquired interests in properties located in Chile adjacent to the Company’s Mogote properties.  These Chilean properties were staked to add to the Mogote Property in Argentina.  The Mogote Property is located near the border of the two countries.  The Chilean properties are being held by the Company’s wholly owned Chilean subsidiary, Amera Resources Chile Sociedad Contractual Minera.  See “Item 4.  Information on the Company - History and Development of the Company” and “Item 4. Property, Plant and Equipment - Principal Properties - Mogote Project”.

Exploration Expenditures

During fiscal 2007, the Company incurred $569,051 (including $333,000 which is attributed to 900,000 shares issued by the Company) for mineral property acquisition costs and incurred $837,109 for exploration costs on its mineral property interests.

During fiscal 2006 the Company incurred $302,095 (including $126,000 which is attributed to 300,000 shares issued by the Company) for mineral property acquisition costs and incurred $427,733 for exploration costs on its mineral property interests.

During fiscal 2005 the Company incurred $389,035 (including $143,500 which is attributed to 300,000 shares issued by the Company) for mineral property acquisition costs and incurred $1,005,831 for exploration costs on its mineral property interests.

Exploration Budget

See “Item 4. Information on the Company - Plan of Operation.”

Sales and Revenue Distribution

As of the date of this annual report the Company has not generated any revenues from its mineral properties.

Organizational Structure

As of the date of this annual report, the Company has four wholly-owned subsidiaries:

(i)           Recursos de los Andes S.A.C., a Peruvian company, which became active in December 2004. Recursos de los Andes S.A.C. was formed to hold the Company’s interests in its Peruvian properties.  The Company indirectly owns all of the outstanding voting and equity interests in Recursos de los Andes S.A.C. through Amera Resources (BVI) Inc.

(ii)           Amera Resources (US) Inc., a Nevada (U.S.) corporation, which was incorporated on February 2, 2005.  Amera Resources (US) Inc. was formed to hold the Company’s interests in its Nevada properties.  The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.

(iii)           Amera Resources Chile Sociedad Contractual Minera, a Chilean company, which was formed in May 2005  to hold the Company’s interest in its Chilean properties.  The Company owns all of the outstanding voting and equity interests in Amera-Chile Sociedad Contractual Minera.

(iv)           Amera Resources (BVI) Inc, a British Virgin Islands company which was formed on January 10, 2007. The Company owns all of the outstanding voting and equity interests  in Amera Resources (BVI) Inc.

The Company is also a 50% shareholder in Golden Amera Resources Inc. (BVI) (“Golden Amera”), incorporated in the British Virgin Islands on January 30, 2007.  Golden Amera has established a branch in Colombia that conducts exploration activities in that country.  In May 2008, the Company withdrew from the Golden Amera joint venture.

Amera Argentina was formed as a branch to operate in Argentina.

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiaries.

Organization Chart

AMERA RESOURCES CORPORATION
(Vancouver, British Columbia)
(Registered in B.C. and a foreign entity registered in Argentina)
Amera Argentina Branch
100%
100%
100%
Amera Resources Chile Sociedad Contractual Minera
Amera Resources (US) Inc. (Nevada)
Amera Resources (BVI) Inc. (BVI) January 10, 2007
100%
Recursos de los Andes S.A.C. (Peru) September 2004

Principal Offices

The Company’s principal office is located at #709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.  The Company’s registered office is located at #709 – 837 West Hastings Street, Vancouver, B.C.  V6C 3N6 and its phone number is 604-687-1828.

Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. (the “Grosso Group”) pursuant to which the Grosso Group provides offices and administrative and management services to the Company. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

Property, Plant and Equipment

The Company’s activities are focused on the exploration of its mineral property interests.  As of the date of this annual report, the Company does not have any plant and equipment, mines or producing properties.  The Company’s proposed programs are exploratory in nature and all of the Company’s properties are without known reserves.

The Company's principal assets are its options and claims to acquire interests in unproven mineral claims.  Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the ore body following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.  As of May 31, 2008, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

This accounting treatment is different under US GAAP, under which the Company would expense the exploration costs relating to unproven mineral claims as incurred.  In addition, US GAAP requires that development costs not be capitalized until a positive feasibility study is completed.  The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

Principal Properties

Argentina / Chile

Mogote Project

Location and Access

The Mogote Project property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province, close to the northern border with La Rioja Province, approximately 300 kilometres northwest of the city of San Juan, and bordering Chile (the “Mogote Property”).  Access to the Mogote Property is via either Chile or Argentina, but because special arrangements need to be made to cross the international border where there are no established crossing points, practical access is currently from the Argentina side.  The nearest supply point where most goods and services are available is the town of Guandacol in La Rioja Province.  From here the Mogote Property is only accessible by road during the months of October to April using a 4x4 vehicle.  Exploration activities can only be carried out during this period due to seasonal weather conditions. Total distance from Guandacol to the Mogote Property is approximately 250 kms and the travel time is 6-7 hours.  Access from Guandacol is through Aguadita, across Rio Blanco, and through the historic La Brea mining camp.  Secondary and then mountain tracks can be taken from Copiapo, Chile to reach the

Chilean side of the property in approximately 3-4 hours driving time.  Road conditions are poor with local severe dust and generally un-maintained road conditions.  There is no electrical grid in the area of the Mogote Property.

The following map identifies the location of the Mogote Property:

Mineral Titles Included in Mogote Property

The Mogote Property consists of one cateo and ten minas on the Argentinian side of the border. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote Property on the Chilean side of the border.  The combined claims total 9,619 hectares.

CLAIM NAME & COUNTRY	CLAIM NUMBER	CLAIM TYPE	HECT-ARES	OWNER	EXPIRY DATE	WORK/PAYMENT REQUIRED
Mogotes (Argentina)	338579-R-92	CATEO	2348	IMAUSA	N/A	$2000 Argentinean Pesos payment after concession granted
ADELA # 1 (Argentina)	125-098-A-2000	MINA	2000	IMAUSA	N/A	$12,000 Argentinean Pesos per year
MOGOTES NORTE (Argentina)	520-0275-V-097	MINA	1650	IMAUSA	N/A	$12,000 Argentinean Pesos per year
MOGOTES SUR (Argentina)	520-0274-V-97	MINA	2100	IMAUSA	N/A	$12,000 Argentinean Pesos per year

CLAIM NAME & COUNTRY	CLAIM NUMBER	CLAIM TYPE	HECT-ARES	OWNER	EXPIRY DATE	WORK/PAYMENT REQUIRED
MOGOTES 1 (Argentina)	156.277-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year Canon
MOGOTES 6 (Argentina)	156.282-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year Canon
MOGOTES 7 (Argentina)	156.283-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year Canon
MOGOTES 9 (Argentina)	156.285-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year Canon
MOGOTES 14 (Argentina)	156.290-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year canon
MOGOTES 4 (Argentina)	156.280-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year Canon
MOGOTES 5 (Argentina)	156.281-S-76	MINA	54	IMAUSA	N/A	$480 Argentinean Pesos per year canon
Tronquito 1 (Chile)	03203-4809-9	Manifestación	50	Amera Chile	N/A	$180,000 Chilean Pesos per year canon
Tronquito 2 (Chile)	03203-4810-2	Manifestación	100	Amera Chile	N/A	$350,000 Chilean Pesos per year canon
Tronquito 3 (Chile)	03203-4811-0	Manifestación	63	Amera Chile	N/A	$210,000 Chilean Pesos per year canon
Tronquito 4 (Chile)	03203-4812-9	Manifestación	80	Amera Chile	N/A	$280,000 Chilean Pesos per year canon
Tronquito 5 (Chile)	03203-4813-7	Manifestación	50	Amera Chile	N/A	$180,000 Chilean Pesos per year canon
Tronquito 6 (Chile)	03203-4814-5	Manifestación	300	Amera Chile	N/A	$1,000,000 Chilean Pesos per year canon
Tronquito Tres (Chile)	842	Pedimento Petition	300	Ámera Chile	N/A	$210,000 Chilean Pesos per year canon

The Company has not found any “reserves” on the Mogote Property, as that term is defined in SEC Guide 7.

Agreements

 See “Item 4. Information on the Company – History and Development of the Company” for a description of the Agreements under which the Company acquired its interest in the Mogote Property.

The Company has a 51% interest in the Mogote Property. The Mogote Property is comprised of eight mineral concessions, comprising 8,009 hectares and is located in San Juan Province, Argentina.  As of December 31, 2007, the Company had expended $1,389,309 in acquisition costs and $1,259,140 in exploration expenses on the Mogote Property.

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

Exploration History

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected.  Anomalous samples came from zones with clay and/or iron alteration.  In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property.  This work outlined an area measuring approximately 3 kilometres E-W near the northern property boundary which returned anomalous copper and gold results in both rock and sediment samples. In March 2001, IMA entered into a Joint Venture agreement with Rio Tinto Mining and Exploration Limited, which carried out an eight-day program commencing March 11, 2001, and which was subsequently terminated due to poor weather.  Work accomplished included road construction, talus fines and rock chip sampling and resulted in the identification of the Filo Este and Filo Central targets which both displayed aspects of porphyry copper-gold and high sulphidation epithermal precious metal systems.  During January 2003, IMA carried out a four week detailed surface exploration program of mapping and geochemical sampling.

During the period November 17 through December 14, 2003, the Company carried out an exploration program comprising detailed geologic mapping, ground magnetics, induced polarization (“IP”) geophysics, trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation epithermal alteration, Zona Colorada. The copper-gold mineralization is characterized by anomalous values in copper and gold related to potassic alteration of a Miocene (23.8 to 5.3 million years ago) diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong porphyry-type alteration. Hydrothermal mineralization consisted of copper sulphide minerals chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene (surface-enriched) oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals including malachite and antlerite.

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

Drillhole	Total Depth (metres)	From (metres)	To (metres)	Interval (metres)	Gold (ppm) (LWA)	Silver (ppm) (LWA)	Copper (%) (LWA)
MOG-04-1	71.6	2.0	70.0	68.0	0.43	13.9	0.244
MOG-04-1A	495.3	6.0	495.3	489.3	0.23	2.6	0.170
including		258.0	424.0	166.0	0.19	2.2	0.243
and		308.0	396.0	88.0	0.20	1.9	0.290
MOG-04-2	315.4	2.0	315.4	313.4	0.16	1.9	0.171
including		196.0	315.4	119.4	0.21	2.8	0.248
MOG-04-3	300.0	6.0	300.0	294.0	0.11	1.3	0.078
MOG-04-4	292.9	2.0	292.9	290.9	0.23	3.1	0.104

In addition to the drill program, regional surface work was carried out on Filo Central and other targets in March 2004 to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with anomalous surface geochemistry, has now extended the surface copper-gold geochemical anomaly of greater than 0.1 ppm Au and 500 ppm Cu to 4,000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 0.5 ppm. Management believes Filo Central is a high priority target for the next phase of exploration on the Mogote Property.

January-February 2005 Drilling – Filo Este and Filo Central

Between mid-January and early February 2005 the Company completed a Phase II 2,577 metre 9-hole RC drill program on the Mogote Property.  Of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry.

All the Phase II drill holes were sited to test areas of potassic-altered intrusive porphyries within the Filo Este and Filo Central anomalies, defined by strong magnetics, anomalous copper and gold geochemistry and surface alteration.  Five holes were completed on Filo Este over an east-west strike extent of 1.4 kilometres spanning a north-south distance of 720 metres.  The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central.  All drill holes were located on the Argentina side of the international border.

The significant intercepts include:

Drillhole	Zone	Total Depth (metres)	From (metres)	To (metres)	Interval (metres)	Gold (ppm) (LWA)	Silver (ppm) (LWA)	Copper (%) (LWA)
MOG-6	Este	250	0	250	250	0.22		0.083
including			176	246	70	0.36	3.0	0.158
MOG-7	Este	287	0	287	287	0.25	3.0	0.107
MOG-8	Este	300	4	142	138	0.47	2.0	0.093
MOG-12	Este	300	214	276	62	0.30	1.1	0.140

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

The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G., a Qualified Person.  Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an assay service provider.  No exploration work was carried out on the Mogote Property in 2006 or 2007.  The Company has no current plans to conduct exploration on the property and has not budgeted any funds for further work at this time.

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

The Company decided to write off the Chubut Properties, as there is no active exploration on the properties and the Company has postponed any exploration indefinitely.  Additionally, on June 29, 2006, the Chubut provincial government announced a 36-month metallic mining suspension in western Chubut Province.   As a result, the Company wrote off

$225,000 during 2005 in connection with the Chubut Properties, which represented the fair value of the Company’s shares issued upon acquisition of the Chubut Properties.  The Company continues to hold legal title to the Chubut Properties.

The Company found no “reserves” on the Chubut Properties, as that term is defined in SEC Guide 7.

Peru

Cocha Copper-Silver Project, Department of Junin, Peru

In October 2005, the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru (the “Cocha Property”).  The Company was formally granted the concession titles to the Cocha Property by the Peruvian government on March 20, 2006 and April 10, 2006, and now holds its 100% interest in the Cocha Property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C.  In 2007, the Cocha Property was expanded to 7,060 hectares by staking additional open ground.

Location and Access

The Cocha Property is located in the Department of Junin, Peru, approximately 220km east of Lima.  UTM Coordinates at the center of the property are 497,000 m E. and 8,675,000 m N.  The National map sheets covering the Property are the Jauja 24-M and the Huancayo 25-M; Zone 18 South (1:100,000).  The following map identifies the location of the Cocha Property:

Access to the Cocha Property is by road from the city of Huancayo, the capital of the Junin Department.  From Lima to Huancayo, the route up the Central Highway is 310 km long and takes about five and a half hours by car.  This paved highway travels through the high mountain pass of Anticona (Ticlio, at 4,818m).  From Huancayo to the Property, travel time is about one hour.  The main gravel road from Huancayo to Acopallca is accessible year round and is one of the access roads to the Amazon and eastern slopes of the Andes. The gravel road travels through deeply incised valleys past the village of Acopallca where it bisects into two roads providing access to the property’s north and south ends.  The property is not always accessible by road during the rainy season and therefore the optimal conditions exist for exploration work between May and October.

Mineral Tenure

The Cocha Property consists of eight concessions covering 7,060 hectares.  The concessions are described in the following table.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
Cocha 1	01-03261-05	Concession	873.5567	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 2	01-03262-05	Concession	986.4438	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 3	01-03263-05	Concession	500	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 4	01-04495-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 5	01-04497-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 6	01-04496-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 7	01-04498-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Cocha 8	01-04494-06	Concession	700	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

History

The Cocha project has a very limited history of previous exploration and mining. At the time of staking by the Company, the Cocha Property was free with only two small concessions in the south central part of the property. Several historical mineral showings previously explored and some of them mined by individual “small miners” were identified on the Cocha Property. It could be assumed that copper was the main focus of the previous mining efforts. Most of the workings are less than 2-3m deep and there was no significant production from the property. Several overgrown and partially destroyed access mining roads lead to previously explored showings.

Exploration and Proposed Program

The Cocha Property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization.  Initial sampling of the property at the “Discovery Outcrop” showing in the Central Cocha trend where copper-silver mineralization was first encountered, returned a continuous series of chip samples which assayed 0.80% copper and 10g/t silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver (see table below).  Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

2005 Cocha Property Rock Sampling Results
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

The area surrounding the Discovery Outcrop and the Merce showing is predominantly overburden covered. Therefore a series of soil sample lines were established to test for extensions to the mineralized zone under cover.  Anomalous copper-silver in soils extends for over 2.2km in length and up to 750m in width along what has been named the Discovery Outcrop Trend or Central Cocha. To date, 314 soil samples have been collected along it.  Soil samples were collected along lines spaced at approximately 100m on either 12.5 or 25m intervals. Morphologically the soil anomalies suggest that mineralization in subsurface bedrock forms several sub-parallel zones. The strongest part of the soil anomaly envelops the Discovery Outcrop.

The 2006 surface exploration program identified a new silver-copper soil anomaly in the southwestern portion of the Cocha Property.  The South Cocha Trend soil anomaly (“SCT”) is located on the contact between Pucara limestone and Mitu sandstone. The SCT is located approximately 1.5km southwest of, and sub-parallel to, the main Central Cocha Discovery Outcrop Trend. A total of 446 soils have been collected to date on the SCT.

A Phase I drill program on the Cocha Project began in August 2006, and complete results were received and reported in November 2006.  The program was designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop to approximately 150m vertical depth. A total of 1,394m in eleven diamond drill holes were completed.  Highlights from the Phase I drill program are provided in the table below.

2006 Cocha Phase I Drilling Results
Drill Hole	Azimuth	Inclination	Total Depth (m)	From (m)	To (m)	Interval (m)	Cu (%)	Ag (ppm)	Mo (ppm)	Pb (%)	Zn (%)
COCHA-06-01	220	-45	93.9		NSR**
COCHA-06-02	220	-55	150.7	0	13.31	13.31	0.8	10.8
COCHA-06-02				32.02	50.03	18.01	1.93	17.2
COCHA-06-02				64.72	76.27	11.55	0.82	9.2
COCHA-06-03	220	-65	183.3	73.00	75.83	2.83	0.29	3.4
COCHA-06-03				82.90	113.13	30.23	2.67	24.1
including				89.65	96.40	6.75	4.71	43.5
COCHA-06-04	220	-45	116.5	23.85	25.60	1.75	0.2	4.3
COCHA-06-04				42.00	45.20	3.20	0.21	2.6
COCHA-06-04				62.05	86.23	24.18	0.11	3.7
COCHA-06-04				67.85	85.80	17.95			109.4
COCHA-06-04				79.05	86.23	7.18				0.54
COCHA-06-05	220	-55	151.0	64.98	66.60	1.62	0.45	5.7
COCHA-06-05				107.8	109.35	1.55	1.02	25.7
COCHA-06-06	220	-45	113.6	71.20	83.45	12.25	0.13	8.7
COCHA-06-06				69.15	84.00	14.85			70.4	0.67
COCHA-06-06				80.90	83.45	2.55					0.69
COCHA-06-06				91.00	99.75	8.75	0.14	6.4
COCHA-06-06				91.60	100.30	8.70			85.7
COCHA-06-06				96.50	102.00	5.50				0.73
COCHA-06-06				97.00	100.30	3.30					0.40

Drill Hole	Azimuth	Inclination	Total Depth (m)	From (m)	To (m)	Interval (m)	Cu (%)	Ag (ppm)	Mo (ppm)	Pb (%)	Zn (%)
COCHA-06-07	220	-45	103.1	67.2	69.35	2.15	0.15	3.5
COCHA-06-08	220	-55	91.5		NSR
COCHA-06-09	220	-65	100.0		NSR
COCHA-06-10	260	-50	170.0		NSR
COCHA-06-11	220	-45	120.0	89.3	92.2	2.9	0.06	3.2
**NSR = No Significant Results

All drillholes cored a package of volcaniclastic rocks belonging to the Mitu Formation. Lithologies comprised mainly ash, lapilli and tuff agglomerates with local volcanic flow interbeds overlaying red sandstone. Copper and silver mineralization is associated with the presence of fine-grained dark horizons of argillic composition containing carbonaceous material within the volcaniclastic sequences characterized by carbonate content and stronger foliation. The most common ore minerals are bornite, chalcocite, and pyrite, with associated minor chalcopyrite, magnetite, and iron oxides. Chlorite, carbonate with minor silica and epidote alteration were also observed.

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

2007 Exploration Program

Surface exploration carried out in 2007 over the entire Cocha Property lead to the identification of three new mineralized zones and a number of additional showings.  Two of the zones, North Cocha and South Cocha, host copper-silver mineralization, similar to the Discovery Outcrop Trend at Central Cocha, while the East Cocha Zone is characterized by gold-silver-copper mineralization.  Rock chip sample results from the 2007 program are tabulated below.

2007 Cocha Property Rock Chip Sampling Results
Zone	Length (m)	Cu (%)	Ag (ppm)	Au (ppm)
North Cocha	0.5	2.65	8.9	*
South Cocha	10.0	0.80	8.9	*
South Cocha	0.40	2.80	105	*
East Cocha	0.7	3.1	53.4	6.97
East Cocha	0.6	3.68	16.2	22.00
East Cocha	1.2	2.30	8.2	4.58
East Cocha	1.0	3.57	95.7	8.56
East Cocha	1.9	2.70	60.0	3.13
* Results not reported

The North Cocha copper-silver target is located 1.8km northwest of the Central Cocha Target. A number of historical surface workings occur in areas of stratabound copper-silver mineralization and occur over a strike length of 800m mainly within five oxidized domains which vary between 90 and 200m in strike with widths between 15 and 20m.

The South Cocha copper-silver target is located 3.5km south of Central Cocha. The area also has a number of small underground workings believed to date back to the 1960s.  The Southern Cocha Zone is traceable for over 900m of strike and varies from 3 to 20m in width with anomalous mineralization over up to 150m width.

The East Cocha gold-silver-copper target is located 4.5km southeast of Central Cocha. Numerous old workings exist in the area, some of which are also believed to date back to the 1960s. The high gold values combined with reconnaissance geologic mapping outline a bonanza gold target over widths up to 2m that intermittently outcrops over 600m of strike length and potentially extends up to 2km.

A 2,000m Phase II drill program began during the fourth quarter of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target.  Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused.  Highlights from these drill holes are provided in the table below.

2007 Cocha Property Phase II Drillling Results
Drill Hole	From (m)	To (m)	Interval (m)	Copper (%)	Silver (ppm)
CO-07-12	25.70	28.70	3.00	0.27	6.6
CO-07-12	86.95	101.25	14.30	0.21	3.5
CO-07-13	45.70	48.20	2.50	0.22	3.3
CO-07-14	44.50	46.00	1.50	1.29	40.3
CO-07-14	66.20	66.80	0.60	0.91	2.1
CO-07-15	78.15	83.30	5.15	0.16	3.3
CO-07-15	119.65	122.08	2.43	0.17	5.9
CO-07-16	55.90	56.30	0.40	0.18	0.8
CO-07-17	71.80	101.50	29.70	0.27	2.8
CO-07-18	nil
CO-07-19	nil
CO-07-20	8.00	13.05	5.05	0.92	11.3
CO-07-20	23.46	39.13	15.67	2.52	41.7
CO-07-20	39.13	48.18	9.05	0.42	6.3.
CO-07-20	54.37	92.30	37.93	3.61	38.2

The Phase II drill program demonstrates the complex nature of the stratabound copper-silver mineralization at Central Cocha and the lenticular shape of the mineralized bodies.  To date, six diamond drill holes (CO-06-01, CO-06-02, CO-06-03, CO-07-12, CO-07-17 and CO-07-20) have been drilled along a single northeast-oriented fence to outline the geometric shape and size of the "Discovery Outcrop" area of the Central Cocha Zone. Results delineate a mineralized body that dips 60 degrees northeast, has an average true width of 22m, a down-dip length of 100m and is closed off 100m along strike to both the northwest and southeast by barren drill holes. The vertical depth of the body extends to 100m depth from surface. In addition, three smaller and lower-grade lenticular mineralized bodies were identified in the hangingwall by the Phase II drilling.

Drill holes CO-07-13, CO-07-14, CO-07-15, CO-07-16, CO-07-18 and CO-07-19 were drilled to the northwest of the Discovery Outcrop, extending the tested segment of the zone a further 600m to the northwest. Drilling to date has tested the Central Cocha Zone, defined by copper-silver soil anomalies and outcropping mineralization, along 1km of strike length. Further drilling along the Central Cocha Zone will determine the actual strike length of the high-grade mineralized body.

The Phase I drilling program was carried out by the Peruvian drilling company Geotecnia Peruana S.R.L.  Phase II Drilling was carried out by Pac Rim Drilling of Peru. Drill core was cut on site using a rock saw or split using a core splitter.  Half of the core samples were submitted to the assay lab for analysis while the remainder was stored in core boxes for future reference.  A rigorous program of Quality Assurance/Quality Control (“QA/QC”) involving the use of standard samples has been incorporated into the sampling regime for the project.

The Company is carrying out IP geophysical studies to define outcropping targets at depth.  Phase II drilling program will resume once additional permitting, road and drill pad construction have been completed.

The Company has not found any “reserves” on the Cocha Property, as that term is defined in SEC Guide 7 adopted by the SEC.

Analyses for the samples from the Cocha Property were performed by ALS Chemex Laboratories (“ALS Chemex”) in Lima, Peru and North Vancouver, Canada. All core samples were analyzed in Lima, Peru using Atomic Absorption

Spectrometry (“AAS”) and Inductively Coupled Plasma (“ICP”) methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the Discovery Outcrop Zone in hole CO-07-20 was performed by Acme Analytical Laboratories of Vancouver, Canada, with results comparing favorably to those from ALS Chemex. The 2005 and 2006 work programs were carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and reviewed by Dr. David A. Terry, P.Geo., both Qualified Persons.  The 2007 work program was reviewed by Peter Ellsworth, Licensed Geologist, Vice President Exploration for the Company and a Qualified Person.

MPDP Groups of Projects, Department of Junin, Huancavelica, Arequipa, Cuzco and Puno, Peru

On  September 19, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in two groups of projects in Peru, the “Junin Projects” and the “Arequipa Project” (collectively, the “MPDP Projects”).

In order to earn a 70% undivided interest in the MPDP Projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin and Arequipa Projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each MPDP Project property 60 days after receiving notice that 1,500 metres of drilling has been completed by the Company.

The Junin Projects are located in the Junin and Huancavelica Departments, central Peru and includes the Huari (4,000 ha), Ocoro (2,000 ha), Rosas Pampa (1,500 ha) and Cinta Verde (2,000 ha) claim groups.  The Arequipa Project is located in the Arequipa, Cuzco and Puno Departments of southern Peru and includes the Humaro (1,400ha) and the Quisco (3,300 ha) claim groups.

Location and Access

The Junin Projects are located in proximity to the Cocha Property in central Peru, between the Cordillera Oriental and the Occidental flank of the Sub Andean zone. The Huari Prospect is located 1 km southeast of the Cocha claim block and 30 km east of Huancayo, Ocoro is 20km east of Pampas, Cinta Verde is 25 km west of Churcampa (Cobriza) and Rosapampas is 50 km NE of Huancayo.  The map showing the location of these projects can be found in the Cocha Property section above.  The projects are road accessible from Huancayo using a 4x4 vehicle and reported travel times are: 2 hours to Huari, 2.5 hours to Ocoro and 3 hours to Cinta Verde.

The Arequipa Project is located in southern Peru at about 150km north of Arequipa.  The following map identifies the location of the claims:

Mineral Tenure

The following tables describe the tenure of the six claim groups comprising the MPDP Projects.

Cinta Verde Claim Group
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
UCHUY CRUZ	010042707	Concession	100	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CINTA VERDE 1	010476106	Concession	800	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CINTA VERDE 2	010476206	Concession	300	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CINTA VERDE 3	010532406	Concession	200	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CINTA VERDE 4	010532506	Concession	400	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CINTA VERDE 5	010532606	Concession	200	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above

Rosas Pampa Claim Group
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
ROSAS 1	010476306	Concession	600	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
ROSAS 2	010476406	Concession	500	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
ROSAS 3	010476506	Concession	400	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above

Ocoro Claim Group
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
OCORO 1	010475806	Concession	500	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
OCORO 2	010475906	Concession	1000	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
OCORO 3	010476006	Concession	500	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above

Huari Claim Group
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
CHUQUITURA 1	010264106	Concession	1000	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 2	010264206	Concession	200	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 3	010264306	Concession	200	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 4	010265206	Concession	800	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 5	010265306	Concession	600	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 6	010283806	Concession	300	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 7	010476606	Concession	600	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 8	010042807	Concession	100	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 9	010043007	Concession	100	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
CHUQUITURA 10	010042907	Concession	100	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above

Humaro Claim Group
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
HUMARO 1	01-02513-07	Concession	600	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
HUMARO 2	01-02514-07	Concession	400	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
HUMARO 3	01-03530-07	Concession	400	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above

Quisco Claim Group
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
QUISCO 1	01-03001-07	Concession	900	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
QUISCO 2	010-3002-07	Concession	800	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
QUISCO 3	01-03003-07	Concession	800	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above
QUISCO 4	01-03449-07	Concession	800	Minera Phelps Dodge del Perú S.A.C.	N/A	See terms of option agreement above

Exploration History

The Huari property is the most advanced MPDP project of the Junin group.  MPDP has identified 20 sediment-hosted copper-silver showings on the property and has collected 280 rock samples.  Four main zones of interest are identified: Puru Puru NW, Puru Puru SE, Llaulli, and Añas.  Puru Puru NW, the most advanced prospect, hosts a mineralized zone extending over 200m in length and striking beneath soil cover, with widths between 15 and 30m.

On the Arequipa Project, previous work by MPDP over the past several years focused on the Humaro claim block where reconnaissance geologic mapping and rock sampling identified a zone with anomalous copper mineralization, mostly as oxides, over an area of 2 km by 0.4 km. The target is a buried copper porphyry stock beneath the copper mineralized veinlet system on surface.

The Company is planning a program to evaluate the properties during 2008.  The Company has not found any “reserves” on the MPDP Projects, as that term is defined in SEC Guide 7.

Acero Copper-Gold Project, Department of Cuzco, Peru

Location and Access

The “Acero Property” is comprised of 1,700 hectare within the Santo Tomas Porphyry Copper Belt and is located just 8km west of the Company's Cruz de Mayo Property near the town of Velille.  It is road accessible from the village of Velille.  The Acero Property location map is below:

Mineral Tenure

In 2005, the Company acquired the Acero Property by staking claims in porphyry copper-gold property in the southern Department of Cuzco, Peru.  Mineral titles included in the Acero Property are summarized below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
ACERO I	010-2343-05	Concession	800	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
ACERO II	010-2344-05	Concession	900	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

History

Claims were held in the Acero Property area in the past by Southwestern Resources through a joint-venture Southern Peru Copper. They reported discovering two zones of altered feldspar porphyry with potassic alteration and associated leach cap with copper oxides and secondary chalcocite.  A limited drill program reportedly intersected “thick zones” of sulphide porphyry copper style mineralization with grades ranging between 0.3 and 0.5% copper with local narrow sections assaying over 1% copper (see Southwestern Gold Corp. 2000 Annual Report).

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

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property.  Tabulated preliminary sample results from surface sampling of the Acero Property are presented below.  No work was carried out on the Acero Property in 2006 or 2007.

Sample Type	Sample Length (m)	Trench [T] Panel [P] Grab [G]	Cu (%)	Au (ppm)	Ag (ppm)	Mo (ppm)
Chip	4.0m	T1	0.55	0.01	0.2	4
Chip	10.0m	T2	0.55	0.04	0.3	6
Chip	10.0m	T3	0.47	0.02	0.5	5
Chip	12.0m	T4	0.42	0.13	1.0	5
Chip	10.0m	T5	0.36	0.03	0.3	8
Chip	10.0m	T6	0.31	0.03	0.2	5
Chip	3.0m	T7	0.31	0.11	2.0	4
Chip	10.0m	T8	0.28	0.17	0.7	3
Chip	10.0m	T9	0.24	0.03	0.4	9
Chip	11.0m	T10	0.22	0.04	0.5	4
Chip	10.0m	T11	0.16	0.10	0.4	1
Chip	11.0m	T12	0.14	0.12	0.9	1
Chip	12.0m	T13	0.13	0.75	316.0	36
Chip	30.0m	T14	0.11	0.06	1.0	46

Sample Type	Sample Length (m)	Trench [T] Panel [P] Grab [G]	Cu (%)	Au (ppm)	Ag (ppm)	Mo (ppm)
Panel	5.0 x 5.0m	P1	0.48	0.06	0.9	109
Panel	3.0 x 5.0m	P2	0.12	0.05	0.7	2

The Company has not found any “reserves” on the Acero Property, as that term is defined in SEC Guide 7.

The Company intends to conduct a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the Acero Property.  Prior to commencing work and obtaining government permits for drilling an agreement must be reached with the local community concerning access to the Acero Property.  To date no agreement is in place.  The Company is working with the local communities to obtain access to the Acero Property.

Work on the Acero Property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and has been reviewed by Dr. David A. Terry, P.Geo., both Qualified Persons.  All assays from the Acero Property were carried out by ALS Chemex.

Fuyani Copper-Gold Property, Department of Cuzco, Peru

Location and Access

The “Fuyani Property” is located 40km north of Santo Tomas in the Department of Cuzco, in the Santo Tomas Porphyry Copper belt.  It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the Fuyani Property. The location map for the Fuyani Property can be viewed under the Acero Property section above.

Mineral Tenure

The Fuyani Property is comprised of 1,000 hectares, acquired by staking in 2006.  It consists of a single concession.  The Fuyani Property claim is described in the table below.

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

The Company has not found any “reserves” on the Fuyani Property, as that term is defined in SEC Guide 7. Only four rock samples have been collected from the Fuyani Property to date.  No work was carried out on the Fuyani Property in 2007.  In 2008, the Company is planning a surface exploration program to evaluate the Fuyani Property and to identify targets.

Korimarca Property, Department of Cuzco, Peru

Location and Access

The “Korimarca Property” is located 20 km north of Santo Tomas in the department of Cuzco, Peru.  The location map for the Korimarca Property can be viewed under the Acero Property section above.

Mineral Tenure

The Korimarca Property is comprised of three mineral concessions totaling 900 hectares.  The mineral tenure is detailed in the table below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
Korimarca	010-2565-04	Concession	500	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Korimarca I	010-0430-05	Concession	100	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
Korimarca II	010-0429-05	Concession	300	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

Exploration and Proposed Program

To date very limited surface work has been carried out on the Korimarca Property.

The Company has not found any “reserves” on the Korimarca Property, as that term is defined in SEC Guide 7.

The Company is planning a comprehensive surface exploration program to fully evaluate the Korimarca Property.  Prior to commencing work an agreement must be reached with the local community concerning access to the Korimarca Property. To date no agreement is in place.

Mitu Copper-Silver Property, Department of Junin, Peru

Location and Access

The “Mitu Property” is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha Property in the department of Junin, Peru.  The Mitu Property is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3,700m to 4,400m above sea level.  The following map identifies the location of the Mitu Property:

Mineral Tenure

In June 2006, the Company was granted the 5,600 hectare Mitu concessions.  The Company holds a 100% interest in the Mitu Property, acquired by direct staking.  Mineral titles for the Mitu Property are described in the table below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
MITU 1	01-00869-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 2	01-00870-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 3	01-00871-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 4	01-00872-06	Concession	1000	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 5	01-00873-06	Concession	999.8448	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year
MITU 6	01-00874-06	Concession	600	Recursos de los Andes S.A.C	N/A	US$3 per Hectare per year

History

Small historical workings are evident on the Mitu Property, but there are no reports of modern exploration prior to the Company’s staking.

Exploration and Proposed Program

The Company has not found any “reserves” on the Mitu Property, as that term is defined in SEC Guide 7.

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

In January 2008, additional geologic mapping along with rock and soil sampling was carried out on the property to further define drill targets. Work focused on an area covering four discrete stratabound copper-silver mantos (0.45 m to 0.78 m thick) within a 250m thick package of Permian-aged Mitu Formation sandstone and limestone that has been traced for 1200m along strike. Mineralization comprising chalcopyrite-chalcocite-malachite-azurite-broncantite is associated with grey-carbonaceous chlorite-altered sandstone and forms millimetre-scale lenses with calcite-pyrite-quartz gangue.

A total of 15 rock outcrop samples and 51 soil samples were collected.  Rock channel samples collected from mineralized mantos and adjacent wall rock are presented as weighted averages in the table below.

Sample #	Description	Width (m)	Cu (ppm)	Ag (ppm)	Average Grade
					Width (m)	Cu (%)	Ag (ppm)
426562	Hanging wall	0.70	797	4.7
426563	Manto	0.20	71,600	534.0	1.50	1.10	74.0
426564	Footwall	0.60	2,720	1.6
426565	Footwall	0.75	2,520	0.4
426566	Manto	0.75	63,300	336.0	1.72	2.91	146.8
426567	Hanging wall	0.22	2,960	0.6
426568	Footwall	1.00	6,120	9.2
426569	Manto	0.50	67,700	144.0	2.50	1.73	32.8
426570	Hanging wall	1.00	3,340	0.7
426571	Footwall	1.15	8,620	16.3
426572	Manto	0.80	27,700	84.5	2.55	1.26	33.9
426573	Hanging wall	0.60	212	0.2
426574	Footwall	1.00	4,050	4.7
426575	Manto	0.50	68,000	262.0	2.50	1.53	54.4
426576	Hanging wall	1.00	254	0.3

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings. To test this hypothesis, 200 m spaced pole-dipole IP and magnetics ground surveys are being carried out over the down dip extension of the mineralized horizons to generate drill target.  Permitting is underway for a phase I drill program planned for later in 2008.

Analytical determinations were conducted by ALS Chemex, using gold fire assay with atomic absorption finish and ICP for multielement analyses. Work on the Mitu Property was carried out under the direction of Peter C. Ellsworth, M.Sc., Licensed Geologist, Qualified Person, and Vice President Exploration for the Company.

Laguna Gold Property, Department of Pasco, Peru

On May 22, 2007, the Company signed a contract with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru (the “Laguna Gold Property”).  See “Item 4. Information on the Company – History and Development of the Company”.

In early 2008, the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna property.  In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas.  During the first quarter of 2008, the Laguna Gold option was terminated and the costs of approximately $845,000 incurred were written off.

The Company identified no “reserves” on the Laguna Gold Property, as that term is defined in SEC Guide 7.

Loma Colorada, Ancash Department

On October 25, 2007, the Company signed the Loma Letter of Intent with to option up to a 100% interest in the Loma Colorada Property located in the Ancash Department, Peru.  See “Item 4. Information on the Company – History and Development of the Company”  Under the terms of the Loma Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and making US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% Net Smelter Revenue (“NSR”) or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US$1,000,000.

Location and Access:

The Loma Colorada Property is located 430km northwest of Lim, Peru in the coastal department of Ancash (see the location map below).  Access is by road up to the nearby village of Quihuay, which is an eight hour drive from Lima, and by mule or horse to the target area.  The terrain is rugged and the climb from the village takes about one hour and a half.  Elevation is between 1,050m and 2,100m above sea level.  Exploration can be carried out year around. The following map identifies the location of the Loma Colorada Property:

COLUMBIA
ECUADOR
PERU
BRAZIL
Trujillo
Loma Colorada
Chimbote
Huaraz
PACIFIC OCEAN
La Oroya
Lima
Huancayo
Cusco
BOLIVIA
Arequipa
CHILE
Roads
Cities
Property Location
0 100 200
kilometres
Loma Colorada Property
Ancash Department, Peru
March 2008

Mineral Tenure

The Loma Colorada Property consists of three mineral concessions covering 1,100 hectares.  Titles for the Loma Colorada Property are detailed below.

CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
LA ALTAMIRANTA	01-02416-05	Concession	300	Víctor Marcial Garcia Garcia	N/A	See terms of the letter of intent below
NUESTRA SEÑORA DE ATOCHA	01-01504-04	Concession	600	Victor Marcial Garcia Garcia	N/A	See terms of the letter of intent below
TIERRA FIRME	01-02417-05	Concession	200	Victor Marcial Garcia Garcia	N/A	See terms of the letter of intent below

Exploration History and Proposed Program

The Loma Colorada Property is situated within the Andean-Pacific copper-molybdenum porphyry belt.  The mineral claims encompass a disseminated copper-gold target extending approximately 1,500m east-west by 1,200m north-south.

The Company acquired a geochemical database for the property that includes gold and ICP multielement analyses of 315 surface rock chip, channel and colluvium composite samples collected across the Loma Colorada claim block. Rock samples were collected throughout the intrusive stocks and surrounding altered country rock. The results show consistently anomalous copper values along with elevated gold, silver, arsenic, molybdenum, lead and zinc. Due diligence sampling carried out by the Company confirm analyses reported in the property database. Basic statistics from the rock sample database are shown below:

	Au (ppm)	Ag (ppm)	As (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Zn (ppm)
Samples	315	315	314	315	315	315	315
Average	0.022	1.01	297	717	83	132	159
Minimum	<0.005	<0.5	<5	29	<1	<2	3
Maximum	0.902	44.4	9990	10,700	450	5480	6740

The distribution and consistently elevated copper values combined with the style of alteration and mineralization indicate the Loma Colorada property is a large tonnage porphyry copper exploration target. Higher grade supergene and primary sulfide zones will be targeted at depth.

The Company has not found any “reserves” on the Loma Colorada Property, as that term is defined in SEC Guide 7.

The Company plans to aggressively explore the entire intrusive body.  Exploration will start by constructing a four kilometre road, followed by dozer trenching, channel sampling, detailed geologic mapping, induced polarization (IP) studies and drilling. This work is planned to be carried out during Q3 and Q4 of 2008.

Check Samples were analyzed by ALS Chemex. Peter C. Ellsworth, Licensed Geologist, Vice President Exploration and a Qualified Person, has reviewed the analytical data on the Loma Colorada Property and has collected the check samples referred to above.

Toro Blanco, San Felipe and Sura Properties, Huancavelica Department, Peru

On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to a 70% interest in the Huancavelica Properties (comprised of the Toro Blanco, San Felipe and Sura Properties) located in the Huancavelica Department, Peru.  The Toro Blanco, San Felipe and Sura Properties are all situated within the Southern Peru Epithermal Gold-Silver Belt that hosts the Liam, Santa Rosa, Orcopampa and Rescatada deposits.

In order to earn an initial 51% undivided interest in these projects, the Company must complete US$3,800,000 in exploration expenditures on each of the Huancavelica Properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of these properties by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

If the Company does not complete a positive feasibility study by the third anniversary, Geologix may elect to become operator and if it completes a positive feasibility study within two years, Geologix may earn an additional 11% interest and if it places the property into commercial production, an additional 10% for an aggregate 70% interest in the property.

Location and Access

The Toro Blanco Property is located in the Andean highlands in Huancavelica Department, 250 kilometres southeast of Lima.  The Toro Blanco Property is uninhabited and is only utilized for seasonal grazing. Some permanent residents live within a few kilometres of the Toro Blanco Property.  The Toro Blanco Property can be reached by the paved Libertador Highway and good quality dirt roads. The core of the Toro Blanco Property is only accessible by foot or horseback.

The San Felipe Property is located in Huancavelica Department approximately 200 kilometres southeast of Lima and 60 kilometres northeast of the village of Huaytara.  San Felipe Property is uninhabited and is only utilized for seasonal grazing. The heart of the San Felipe Property can be reached by paved highway and improved dirt roads.

The Sura Property is located in Huancavelica Department approximately 200 kilometres southeast of Lima, and 50 kilometres east of the village of Huaytara, a local source of supplies and accommodations. The Sura Property is uninhabited and is only used for seasonal grazing.  The paved Libertador Highway (Pisco -- Ayacucho) provides good access to the Sura Property. Local dirt roads allow vehicle travel to the core of the Sura Property.

Mineral Tenure

The Huancavelica Properties include five concessions totaling 3,200 hectares.  The mineral tenure of each property is detailed on the following tables.

Sura Property Mineral Tenure
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
TAMBO NUEVO 5	01-00106-04	Concession	1000	Geologix (Peru) S.A.	N/A	See terms of the letter of intent below
TAMBO NUEVO 6	01-00107-04	Concession	500	Geologix (Peru) S.A.	N/A	See terms of the letter of intent below
TAMBO NUEVO 13	01-00920-04	Concession	400	Geologix (Peru) S.A.	N/A	See terms of the letter of intent below

San Felipe Property Mineral Tenure
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
TAMBO NUEVO 4	01-00094-04	Concession	400	Geologix (Peru) S.A.	N/A	See terms of the letter of intent below

Toro Blanco Property Mineral Tenure
CLAIM NAME	CLAIM NUMBER	CLAIM TYPE	HECTARES	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
TAMBO NUEVO 15	01-02803-04	Concession	900	Geologix (Peru) S.A.	N/A	See terms of the letter of intent below

Exploration History and Proposed Program

The Company has not found any “reserves” on the Toro Blanco, San Felipe and Sura Properties, as that term is defined in SEC Guide 7.

Toro Blanco Property

Evidence of both high and low sulfidation gold mineralization is present on the Toro Blanco Property where vuggy silica and quartz stockwork yield anomalous gold values. A total of 255 rock samples and 550 soil samples have been collected to date by Geologix defining a 1km by 1.5km gold-in-soil anomaly. PIMA clay mineral surveys, multi-element geochemistry and regional geologic mapping suggest a high sulfidation system with low sulfidation overprint. The primary target is a high-temperature zone of epithermal mineralization at a shallow depth beneath the surface. Detailed geologic mapping, induced polarization geophysical studies (IP) and trenching will be used to delineate drill targets.

San Felipe Property

On the San Felipe Property, epithermal veins and silicification within a volcanic dome have been identified by Geologix work. A total of 201 rock samples and 229 soil samples have been collected to date. Gold values are associated with anomalous epithermal pathfinder elements arsenic-antimony-mercury. The primary exploration targets on San Felipe are high sulfidation mantos and low sulfidation veins. The Company plans detailed geologic mapping and IP geophysical surveys to delineate drill targets.

Sura Property

The Sura Property covers a 300m by 550m gold-in-soil anomaly. A larger but more poorly defined gold-in-soil anomaly extends 1.5km by 300m. A total of 160 rock samples and 180 soil samples have been collected from the property to date. Additional soil sampling is planned as well as geologic mapping and induced polarization (IP) surveying to outline high sulfidation bulk mineable gold targets.

Cruz de Mayo Property, Department of Cuzco, Peru

In July 2005, the Company obtained an option to acquire the 800 hectare Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru (the “Cruz de Mayo Property”).  The Company also acquired, by direct staking, 2,200 hectares of adjacent land.  Effective July 30, 2007 the Company terminated the option.  Accordingly, the Company has written-off $250,956 of costs capitalized to the property to date.

The Company identified no “reserves” on the Cruz de Mayo Property, as that term is defined in SEC Guide 7.

Nevada USA

Roy and Hills, Properties

In March 2005, pursuant to an acknowledgement agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the “Roy and Hills Claims”). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004.  Mr. Jones is an arm’s length, third party.  Mr. Jones transferred the Roy and Hills Claims to the Company and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005. On June 9, 2006, the Company entered into the Astral Letter of Agreement, whereby it granted an option on its Roy and Hills Claims to Astral. Under the terms of the Astral Letter of Agreement, Astral may earn up to an 80% undivided interest in the Roy and Hills Claims.  Astral can earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years.

Location and Access

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

Mineral Tenure

Mineral Titles included in the Roy and Hills Projects:

PROPERTY	CLAIMS	CLAIM NUMBER	ACRE	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
ROY (59 claims)	1 to 59	884363 to 884421	1,180	Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county
HILLS (52 claims)	1 to 28	884422 to 884449	1,040	Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county
	29 to 52	902686 to 902709		Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county

History

The Roy and Hills properties are located along the northern margin of the prolific Walker Lane epithermal belt, which has seen past production of more than 35 million gold equivalent ounces.  The details of previous work on the Hills property are not known.  On the Roy property, several short rotary drill hole sites were found testing the more silicified alteration.  Results from this earlier drilling are unknown.

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

A 7-hole 1,000m Phase I drill program started in January of 2007 on the Roy and Hills gold projects with results reported on May 18, 2007.  Results from the program include a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold, from between 3.0 and 9.1m depth in hole R-07-5. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury±antimony±copper was present near the top of hole R-07-06.  Astral is currently carrying out additional fieldwork on the property to evaluate the potential of a follow –up drill program.

The Company has not found any “reserves” on the Roy and Hills Claims, as that term is defined in SEC Guide 7.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., a Qualified Person.  All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc., an analytical services provider located in Sparks, Nevada.  The technical information above has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and  a Qualified Person.

Colombia

Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel.  In addition, the joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date.  In May 2008, the Company withdrew from the Golden Amera Inc. Joint Venture.

Plan of Operation and Exploration Budget

As of May 31, 2008, the Company had working capital of approximately $250,000.

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

The Company has not budgeted for any exploration programs on the Mogote Property during 2008 and is actively seeking joint venture partners to advance the project.

Preliminary surface exploration comprising prospecting, geological mapping, rock, soil and silt sampling was carried out in late 2005 and early 2006 on the Cocha Property.  Early results from the work on the Cocha Property indicate a significant zone of near-surface sediment-hosted copper-silver mineralization is present.  A Phase I eleven hole 1,394m diamond drill program was completed during August-September 2006.  The first part of a Phase II drill program comprising 1,321m in nine drill holes was completed during the fourth quarter of 2007 on the Central Cocha (Discovery Outcrop) target.  In the first quarter of 2008 a ground magnetics and IP survey is being carried out on the Central, East and South Cocha targets to assist in delineating drill targets – the budget for this program is $100,000.  Continuation of the Phase II drill program will take place once additional permitting, road and drill pad construction have been completed – the budget for this program is $450,000.

The Company is planning to construct a 4km road to access the mineralized zone on the Loma Colorada Property, facilitating ground magnetics and IP geophysical surveying and bulldozer trenching prior to drill-testing by year end.  The budget for this work is $400,000.

The Company is planning to carry out ground magnetic and IP geophysical surveys in addition to surface sampling and trenching on the Huancavelica Properties – the three properties have a total budget of $200,000.

During the first quarter of 2008, the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna Gold Property.  In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas.  As a result, the option has been dropped in the first quarter of 2008.  The Company estimates that $845,000 has been spent to date on the optioned portion of the Laguna Gold Property.

On the Mitu Property a ground magnetics and IP geophysical survey was carried out over the target area in the first quarter of 2008 at a cost of $50,000.  No further work is planned for 2008.

A total of $50,000 has been budgeted to advance other properties the Company currently has in its portfolio through surface exploration programs for the remainder of 2008.

Reconnaissance and evaluation activities aimed at identifying properties to acquire by direct staking or through agreements with third parties are planned to continue through the first half of 2008 in Peru.  In addition the Company will be continually evaluating submittals and other exploration opportunities as they arise. It is the aim of the Company to acquire additional properties over the next year, primarily in Peru.  The Company has budgeted $400,000 for these activities during fiscal 2008.  Management may have to make adjustments to the budget throughout the year, dependant upon exploration results and/or acquisition opportunities.

The table below sets forth the Company’s exploration budget for the fiscal 2008 year.

		Location	January-May	June-December	Total

Cocha	Cu-Ag	Peru	$100,000	$450,000	$550,000
Laguna	Au	Peru	$470,000	$20,000	490,000
Loma Colorada	Cu-Au-Mo	Peru	$25,000	$400,000	$425,000
Geologix Properties	Au	Peru	$20,000	$200,000	220,000
Other Peru Properties		Peru	$20,000	$50,000	$70,000
Peru Generative and Acquisitions		Peru	$50,000	$250,000	$300,000
Colombia			$100,000	-	$100,000
Canon Payments		Peru	-	$232,000	$232,000
Total			$785,000	$1,602,000	$2,387,000

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

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 11 of the Company’s audited financial statements for the years ended December 31, 2007, 2006 and 2005 which are included herein.  The noon rate of exchange on May 31, 2008, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.9938 (US$1.0062 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation.  The Company does not engage in hedging activities.

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

Overview

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina.  In December 2003, the Company completed its initial public offering and commenced trading on the TSX-V under the symbol “AMS”.  Effective September 13, 2006, the Company received clearance for trading on the OTCBB continuing under the symbol “AJRSF”.

The Company is an exploration stage company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.  The Company has been focusing on conducting exploration programs on the Mogote property in Argentina and on its portfolio of properties in Peru .  The Company’s material mineral property interests are located in Argentina, Peru and in US.  The Company is currently reviewing other mineral property interest opportunities in South and North America and has budgeted approximately $300,000 for fiscal 2008 for generative exploration program.

During 2005 the Company staked or optioned the Cruz de Mayo, Acero and Cocha properties in Peru.  During 2006 and the beginning of 2007, the Company staked or optioned the Fuyani, Mitu, and Laguna properties in Peru.  During 2007 the Company staked or optioned Loma Colorada, the Junin properties and the Huari property.  See “Item 4. Information on the Company - Property, Plant and Equipment - Other Properties.”

Results of Operations

Fiscal Year Ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006

For the year ended December 31, 2007, the Company reported a net loss of $2,326,325 ($0.08 per share), an increase in loss of $406,076 from the $1,920,249 ($0.10 per share) for the year ended December 31, 2006.

A total of $2,134,672 of general and administrative costs were incurred for the year ended December 31, 2007, compared to $1,422,749 for the year ended December 31, 2006.  Significant expenditures were incurred in the following categories:

-
Corporate development and investor relations costs of $320,774, compared to $227,747 during 2006, mainly due to increased costs associated with advertising and attendance at investor conferences, which were partially offset by reduced external public relations advisory services fees paid in 2007.

-
General exploration increased to $522,136 in 2007 from $296,810 in 2006 as the Company continues to expense costs associated with exploration that are not related to specific projects or properties.  The costs primarily relate to the Company’s exploration activities in Peru and Colombia.

-
Office and sundry expenses increased by $76,228 to $198,998 in 2007 from $122,639 in 2006 as a result of increased activity levels in 2007.  The office and sundry expense is primarily comprised of an allocation of fees from the Grosso Group.

-
Stock-based compensation of $296,581 is the estimated fair value of 1,987,500 stock options granted to employees, directors and consultants during 2007.  Stock-based compensation of $90,850 was recorded in the year ended December 31, 2006.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

-	Travel expenses increased $88,787 to $131,145 in 2007 from $42,358 in 2006 as a result of increased exploration related travel as well as increased travel to investor conferences.
-	Interest income increased to $80,383 in 2007 from $30,924 in 2006 as a result of the Company holding more short-term investments
-
The write-off of mineral properties in 2007 consists of the $250,956 write-off of the Cruz de Mayo property.  The Company terminated its option agreement for the Cruz de Mayo project in July 2007.  The 2006 write-off is primarily a result of the Company terminating its option on the Esperanza property in Peru.

During the year ended December 31, 2007 the Company capitalized $338,491 of expenditures on the Mogote property in Argentina. Of these expenditures, $333,000 represents the fair value of 900,000 shares of the Company issued to fulfil its final obligations under the option agreement to earn a 51% interest in the property.  In addition, the Company capitalized $679,471 of expenditures on the Cocha Property, $252,581 on the Laguna Property and $47,875 on the Mitu property in Peru.

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

A total of $1,187,928 of general and administrative costs was incurred for the year ended December 31, 2005 compared to $863,499 for the year ended December 31, 2004.  Significant expenditures were incurred in the following categories:

-
Corporate development and investor relations of $182,702, compared to $151,739 during 2004, are  comprised of costs related to investor relations, investor conferences and general corporate information.

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

Liquidity and Capital Resources

The Company’s cash position at December 31, 2007 was $166,018, a decrease of $365,108 from $531,126 at December 31, 2006. Short-term investments balance increased to $1,400,000 at December 31, 2007 from $100,000 at December 31, 2006.  Total assets increased to $6,369,550 at December 31, 2007 from $4,343,852 at December 31, 2006.  This increase is mainly as a result of exploration expenditures incurred in 2007 which were capitalized to the Company’s mineral properties and deferred costs and an increase in short-term investments.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  During the year ended December 31, 2007, the Company earned interest income of $80,383, an increase of $49,459 from the year ended December 31, 2006 as a result of increased funds on deposit.

The Company has financed its exploration activity through the sale of its equity securities.  During the year ended December 31, 2007, the Company completed:

i)
A private placement financing of 11,700,000 units at $0.35 per unit, for gross proceeds of $4,095,000.  Each unit comprised one common share and one half common share purchase warrant.  Each full warrant entitles the holder to purchase one additional common share at a price of $0.45 per share for two years from the close of financing. In addition, the Company issued 930,800 Agent's Warrants and 157,444 agent’s units. Each agent’s unit entitles the holder to acquire one common share and one half common share purchase warrant. Each full agent’s warrant is exercisable for one share at a price of $0.45, for a period of two years from the close of the financing.

The Company received a $Nil (2006 - $716,700) from the exercises of warrants and $Nil (2006 - $Nil) from the exercise of stock options during 2007.  As at May 31, 2008, the Company had working capital of approximately $250,000.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed its exploration activity principally through the sale of its equity securities.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2008 to December 31, 2008 nor sufficient working capital to fund all its planned exploration activities.   In the future, the Company will need to raise additional capital through the sale of its equity securities to fund further exploration activities.  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

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

 (1)           As of December 31, 2007.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name, Position and Country of Residence	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Period of Services as a Director/officer

NIKOLAOS CACOS President, Chief Executive Officer and Director (resident of Vancouver, BC, Canada) Age 41	President and Director of the Company.	April 2000

JOSEPH GROSSO Chairman and Director (resident of Burnaby, BC, Canada) Age 70	Director, President and CEO of IMA Exploration Inc. since February 1990.	February 2004

JERRY A. MINNI Director (resident of West Vancouver, BC, Canada) Age 48	Partner of Minni, Clark & Company, Certified General Accountants since 1988; Director and CEO Raytec Development since 1992.	November 2002

ROBERT COLTURA Director (resident of Langley, BC, Canada) Age 42	Businessman/Consultant. President of Matalia Investments Ltd. since Oct. 1993 to the present and President & CEO of Bon Terra Resources Inc since May 2007 to present.	August 2002

ARTHUR LANG CFO (resident of Vancouver, BC, Canada) Age 64
Chief Financial Officer of the Company.  Director and officer of IMA Exploration Inc. since April 2004 and a Director and Officer of Golden Arrow Resources Corporation since June 2004.   Consultant providing financial management services to various clients from 1999 to April 2004 through Arthur G Lang Inc., a private British Columbia company.
March 2005

PETER ELLSWORTH VP Exploration (resident Missoula, Montana, USA) Age 46	VP, Exploration of the Company since joining the Company in July 2007. President of Ellsworth Geological, PC since 1992.	December 2007

LINDA MCCLUSKY Secretary (resident of Vancouver, BC, Canada) Age 65	Corporate Secretary for Grosso Group Management Ltd. since October 2005. From 1999 to October 2005, corporate paralegal for Imperial Parking Canada Corporation.	June 2007

Name, Position and Country of Residence	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Period of Services as a Director/officer

DAVID TERRY Director (resident of Maple Ridge, BC, Canada) Age 42
VP Exploration for the Company from March 2004 to December 2007.  Vice President, Exploration for the Grosso Group from January 2005 to present. Regional geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004
VP - March 2004 to Dec. 2007 Director – December 2007

GERALD CARLSON Director (resident of West Vancouver, BC, Canada) Age 62
President and Director of Copper Ridge Exploration Inc., a public British Columbia mineral exploration company from March 1999 to present.
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

All of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its activities.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.

See “Item 3.  Key Information - Risk Factors.”

The following table identifies, as of May 31, 2008, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position	Term of Service

Nikolaos Cacos	IMA Exploration Inc.	Mineral Exploration	Vice President	June 2005 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Director	July 2004 to present
	Blue Sky Uranium Corp	Uranium Exploration	Director	November 2005 to present

Joseph Grosso	IMA Exploration Inc.	Mineral Exploration	Director	February 1990 to present
			President & CEO	February 1990 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Director, Chairman	May 2004 to present
			President & CEO	May 2004 to present

Jerry Minni	Raytec Metals Corp.	Food Equipment Manufacturer	Director	February 1992 to present
			President	February 1992 to present
	Mantra Mining Inc.(formerly Global Sortweb)	Software Development	Director & CFO	July 1998 to present
	Avantec Technologies Inc.	Chemical Equipment	Director	June 1999 to present
	Romulus Resources Ltd.	Resource Company	Director	November 2005 to present
	Weststar Resources Corp.	Mineral Exploration	Director & CFO	June 2005 to present
	IMA Exploration Inc.	Mineral Exploration	Director	December 2007 to present

Gerald G. Carlson	Copper Ridge Explorations	Mineral Exploration	President/Director	March 1999 to present
	Golden Aria Corp.	Oil & Gas Exploration	Director	March 2005 to present
	Almaden Minerals Ltd.	Mineral Exploration	Director	July 1998 to present
	Tarsis Capital Corp.	Mineral Exploration	Director	July 2007 to present

David Terry	Golden Arrow Resources Corp.	Mineral Exploration	Director	July 2004 to present
			V.P. Exploration	July 2004 to present
	IMA Exploration Inc	Mineral Exploration	Director	May 2004 to present
			V.P. Exploration	June 2004 to present
	Astral Mining Corporation	Mineral Exploration	Director	March 2005 to present

Robert Coltura	Matalia Investments Ltd.	Hospitality & Tourism Consulting	President	October 1993 to present
	BonTerra Resources Inc.	Mineral Exploration	President & CEO	May 2007 to present

Arthur Lang	IMA Exploration Inc.	Mineral Exploration	Director	April 2004 to present
			VP & CFO	April 2004 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Director	June 2004 to present
			VP and CFO	July 2004 to present
	Astral Mining Corporation	Mineral Exploration	CFO	March 2007 to present
	Blue Sky Uranium Corp.	Uranium Exploration	CFO	May 2007 to present

Linda McClusky	IMA Exploration Inc.	Mineral Exploration	Corp. Sec.	December 2007 to present
	Astral Mining Corporation	Mineral Exploration	Corp. Sec.	March 2007 to present
	Blue Sky Uranium Corp.	Uranium Exploration	Corp. Sec.	May 2007 to present
	Golden Arrow Resources Corp.	Mineral Exploration	Corp. Sec.	June 2007 to present

Peter Ellsworth	Ellsworth Geological P.C.	Geological Contracting	President	1992 to present

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

Compensation

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (“IMA”) Golden Arrow Resources Corporation (“Golden Arrow”), Blue Sky Uranium Corp (“Blue Sky”) and Astral Mining Corporation (“Astral”).  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.  During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469) to the Grosso Group: $585,385(2006 - $480,545) was paid in twelve monthly payments and $44,983 (2006 - $52,924 included in accounts payable) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in other receivables, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the fiscal 2007, the Company paid $87,500 (2006 - $85,833) to the President.  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For the fiscal 2007, the Company paid $6,667 to IMA for the services. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

The Company does not have any retirement plans or benefits.

Executive Compensation

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2007, which has been released by the Company in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

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

During the Company’s last completed financial year ended December 31, 2007, the Company had two Named Executive Officers, Mr. Nikolaos Cacos and Mr. Arthur Lang.

The following table (presented in accordance with the Regulations) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2007, 2006 and 2005(to the extent required by the Regulations) in respect of the Named Executive Officer:

Name and Principal Position	Year Ended December 31	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted(1) (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Nikolaos Cacos President and CEO	2007 2006 2005	87,500 85,833 73,500	Nil Nil Nil	Nil Nil Nil	287,500 75,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Arthur Lang CFO	2007 2006 2005	26,535(2) 15,223(3) 13,402 4)	Nil Nil Nil	Nil Nil Nil	80,000 30,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
NOTE:
(1)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(2)	During the year 2007, Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $26,535 was allocated to the Company as part of the Grosso Group fees for the year.
(3)	During the year 2006, Mr. Lang’s total compensation from the Grosso Group was $135,021, of which $15,223 was allocated to the Company as part of the Grosso Group fees for the year.
(4)	During the year 2005, Mr. Lang’s total compensation from the Grosso Group was $94,667, of which $13,402 was allocated to the Company as part of the Grosso Group fees for the year.

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

Option/Stock Appreciation Right (“SAR”) Grants and Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the Named Executive Officers of the Company:
Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Nikolaos Cacos Arthur Lang	287,500 80,000	14% 4%	$0.40 $0.40	$0.35 $0.35	July 27, 2012 July 27, 2012

(1)	Percentage of all options granted during the financial year.
(2)
The exercise price of stock options was set according to the rules of the TSX-V. The exercise price of stock options may only be    adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Financial Year End(3) Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year End(3)(4) Exercisable/Unexercisable ($)
Nikolaos Cacos	Nil	Nil	537,500/ NA	Nil/ NA
Arthur Lang	Nil	Nil	110,000/NA	Nil/NA

NOTES:
(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the TSX-V.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2007 of $0.18 per share, less the exercise price of in-the-money stock options.

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

Non-Cash Compensation

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted in Financial Year(2)	Exercise or Base Price(3) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	525,000	26%	0.40	0.35	July 27, 2012

(1)	All options are for the Company’s Common Shares.

(2)	Percentage of all options granted in the year.

(3)
The exercise price of the option is set at not less than the market value of the Company’s Common Shares on the date of grant, less a discount allowed by the TSX-V. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Financial Year End(3) Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year End Exercisable/ Unexercisable(3)(4) ($)
Directors as a group who are not Named Executive Officers	Nil	Nil	1,065,000/ N/A	NA/ NA

NOTES:
(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the TSX-V.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX-V on December 31, 2007 of $0.18 per share, less the exercise price of in-the-money stock options.

Employment Agreements

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services.  Under the agreement Mr. Cacos was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292.  During the year ended December 31, 2007, the Company paid $87,500 (2006 - $85,833; 2005 - $73,500) to Mr. Cacos or to the private company controlled by Mr. Cacos.  The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective August 11, 2007, the Grosso Group entered into an agreement with the Peter Ellsworth, Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth will be paid US$650 per day, of which a portion is billed to the Company. During the year ended December 31, 2007, the Company paid $48,805 in connection with Mr. Ellsworth’s services. Mr. Ellsworth was also granted 175,000 stock options of the Company at a price $0.40. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one month’s consulting fee of compensation.

Effective May 1, 2007, the Company entered into an agreement with IMA Exploration Inc. (“IMA”) to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For fiscal 2007, the Company paid $6,667 to IMA for these services.

Dr. David Terry, formerly Vice President, Exploration for the Company became a director in December 2007, provides his services as part of the Company’s agreement with the Grosso Group.  Dr. Terry has entered into an agreement with the Grosso Group.  Prior to January 1, 2005, Dr. Terry had a consulting agreement with the Company.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  During the year ended December 31, 2007 Dr. Terry’s total compensation from the Grosso Group was $175,000 of which $46,135 was allocated to the Company as part of the Grosso Group fees.

Mr. Arthur Lang, Chief Financial Officer for the Company, provides his services as part of the Company’s agreement with the Grosso Group.  Mr. Lang has entered into an agreement with the Grosso Group.  Prior to January 1, 2005, Mr. Lang’s services to the Company were provided as part of the Company’s agreement with IMA.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  During the year ended December 31, 2007 Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $25,535 was allocated to the Company as part of the Grosso Group fees.

Mrs. Linda McClusky provides executive services to the Company as an employee of the Grosso Group. Mrs. McClusky was appointed Corporate Secretary effective June 6, 2007. During the year ended December 31, 2007, Mrs. McClusky’s total compensation from the Grosso Group was $67,000 of which $15,582 was allocated to the Company as part of the Grosso Group fees.

Other than the Company’s agreement s with Mr. Cacos and Mr. Ellsworth, there are no other agreements with any of the Company’s officers or directors which provide for benefits upon termination of employment.

Management Contracts

Grosso Group Management Ltd.

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company.  The formal Administration Services Agreement was approved by the directors and by the TSX-V on May 19, 2005.

The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA,  Blue Sky and Astral, each of which own one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469; 2005 - $377,410) to the Grosso Group: $585,385 (2006 - $480,545; 2005 - $290,858) was paid in twelve monthly payments and $44,983 (2006 - $52,924; 2005 - $86,552 included in accounts payable) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $95,000 deposit (2006 - $95,000) to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.  These fees are equivalent to costs the Company would have incurred directly.

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

The Grosso Group’s areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations.  Additionally, the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations’ offices in Argentina, Colombia and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group.  As of May 31, 2008, the directors of the Grosso Group are Nikolaos Cacos, Joseph Grosso, Arthur Lang, Sean Hurd and Manfred Kurschner.  Mr. Grosso is an officer and director of the Company, a director and officer of IMA and a director and officer of Golden Arrow.  Mr. Lang is an officer of the Company, a director and officer of IMA and Golden Arrow and an officer of Astral and Blue Sky.  Nikolaos Cacos is a director of Blue Sky, an officer of IMA, a director and officer of Golden Arrow and a director and officer of the Company.  Mr. Hurd is an officer and director of Blue Sky and an officer of IMA and Golden Arrow.  Mr. Kurschner is a director of Golden Arrow and an officer and a director of Astral.

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

Employees

The Company’s officers serve on a part-time basis and, given the current level of the Company’s activities, management does not believe the Company requires full-time employees.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management.” During the fiscal year ended December 31, 2007, the Company directly employed Nikolaos Cacos and indirectly employed approximately 24 employees (2006 – 24; 2005 – 20 employees) through the Administration Services Agreement with the Grosso Group, including corporate, accounting, geological and administrative services. The Company has 12 employees (2006 – 5 full-time employees; 2005 – one part-time employee) in its Lima, Peru office and two employees in its Colombia office.

The Company entered into a management agreement with the Grosso Group, effective January 1, 2005, pursuant to which employees of the Grosso Group provide services to the Company.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2008:

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled	Percent of Class
Common Stock	Nikolaos Cacos	1,559,913(1)	4.1%
Common Stock	Joseph Grosso	1,340,257(2)	3.5%
Common Stock	Robert Coltura	114,332(3)	0.3%
Common Stock	Jerry Minni	234,549(4)	0.6%
Common Stock	Gerald Carlson	150,000(5)	0.4%

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled	Percent of Class
Common Stock	David A. Terry	300,000(6)	0.8%
Common Stock	Arthur Lang	115,000(7)	0.3%
Common Stock	Peter Ellsworth	175,000(8)	0.5%
Common Stock	Linda McClusky	40,000(9)	0.1%
TOTAL		3,423,974	15.8%

NOTES:
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2008, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 37,826,036 shares of common stock outstanding as of May 31, 2008.

(1)	Includes the following shares, options and warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos’ wife):
a.	221,636 shares held by Mr. Cacos;
b.	67,000 shares held by Mrs. Cacos;
c.	409,277 shares held by NAC Investments Inc.
d.	Options held by Mr. Cacos to acquire 537,500 shares;
e.	Options held by Mrs. Cacos to acquire 24,500 shares;
f.	Warrants held by Mr. Cacos to acquire 200,000 shares at a price of $0.45 per share, exercisable until December 8, 2008;
g.	Warrants held by NAC Investments Inc. to acquire 100,000 shares at a price of $0.45 per share, exercisable until December 8, 2008;
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(2)	Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso’s wife):
a.	829,257 shares held by Mr. Grosso;
b.	56,000 shares held by Mr. Grosso in an RRSP Account;
c.	Options held by Mr. Grosso to acquire 400,000 shares;
d.	Options held by Mrs. Grosso to acquire 55,000 shares;
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(3)	Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura’s wife):
a.	14,332 shares held by Mr. Coltura;
b.	7,500 shares held by Mrs. Coltura;
c.	Options held by Mr. Coltura to acquire 75,000 shares;
d.
Warrants held by Mr. Coltura to acquire warrants to acquire 10,000 shares at a price of $0.45 per share exercisable until December 8, 2008 and warrants to acquire 7,500 shares at a price of $0.45 per share exercisable until April 12, 2009;

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(4)	Includes the following shares, options and warrants held by Mr. Minni:
a.	44,549 shares held by Mr. Minni;
b.	190,000 options; and
See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”
(5)
Includes 50,000 shares held by Dr. Carlson and options held by Dr. Carlson to acquire 50,000 shares and warrants to acquire 50,000 shares at a price of $0.45 per share, exercisable until December 8, 2008.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(6)
Includes 20,000 shares held by Dr. Terry, options to acquire 250,000 shares and warrants to acquire 30,000 shares at a price of $0.45 per share, exercisable until December 8, 2008.  See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(7)	Includes 5,000 shares held by Mr. Lang and options to acquire 110,000 shares. See “Item 6. Directors, Senior Management and Employees – Options, Warrants and Other Rights to Acquire Securities.”
(8)	Includes options held by Ellsworth Geological to acquire 175,000 shares.
(9)	Includes 10,000 shares held by Ms. McClusky and options to acquire 25,000 shares and warrants to acquire 5,000 shares at a price of $0.45 per share, exercisable until April 19, 2009.

All of the Company’s shareholders have the same voting rights.

Options, Warrants and Other Rights to Acquire Securities

As of May 31, 2008, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 14,363,123 common shares of the Company may be issued.  The following is a brief summary of these stock options and warrants.

Stock Options

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions.  At the annual and extraordinary general meetings of shareholders of the Company held on June 5, 2007, June 28, 2006, June 22, 2005 and June 30, 2004, the shareholders approved the Company’s stock option plan (the “Stock Option Plan”). The Stock Option Plan approved June 30, 2004 replaced the Company’s 2003 stock option plan.  The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Stock Option Plan.

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

The TSX-V requires that the Company’s shareholders approve the Stock Option Plan annually.

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

As of May 31, 2008, an aggregate of 3,287,000 incentive stock options to purchase shares of the Company’s common stock remain outstanding to the following persons:
Optionee	Nature of Option(1)	No. of Options	Exercise Price/Share $	Expiry Date
Gerry Carlson	Director	25,000 25,000 100,000	0.60 0.45 0.40	Dec 12, 2008 Apr. 2, 2009 Jul. 27, 2012
Nick DeMare	Consultant	50,000 25,000	0.60 0.90	Dec 12, 2008 Apr 2, 2009
Nikolaos Cacos	Director	125,000 50,000 75,000 287,500	0.60 0.90 0.60 0.40	Dec 12, 2008 Apr, 2, 2009 Jul. 11, 2011 Jul. 27, 2012
Art Lang	Officer	30,000 80,000	0.60 0.40	Jul. 11, 2011 Jul. 27, 2012
Sean Hurd	Consultant	100,000 30,000 50,000 70,000	0.60 0.60 0.90 0.40	Dec 12, 2008 Jul. 11, 2011 Apr. 2, 2009 Jul. 27, 2012
Steve Phillips	Consultant	75,000 25,000	0.60 0.90	Dec 12, 2008 Apr. 2, 2009
William Lee	Consultant	25,000	0.60	Dec 12, 2008
Joseph Grosso	Director	100,000 85,000 65,000 150,000	0.60 0.90 0.60 0.45	Dec 12, 2008 Apr. 2, 2009 Jul. 11, 2011 Jul. 27, 2012
Carlo Timossi	Consultant	50,000	0.60	Dec 12, 2008
Evelyn Grosso	Consultant	55,000	0.60	Dec 12, 2008
Robert Coltura	Director	50,000 25,000	0.60 0.45	Dec 12, 2008 Jul. 27, 2012
Jerry Minni	Director	50,000 40,000 100,000	0.60 0.60 0.45	Dec 12, 2008 Jul.11, 2011 Jul. 27, 2012

Optionee	Nature of Option(1)	No. of Options	Exercise Price/Share $	Expiry Date
Louis P. Salley	Consultant	25,000	0.60	Dec 12, 2008
Carlos D'Amico	Consultant	100,000	0.60	Dec 12, 2008
Judy Wong	Consultant	20,000	0.60	Dec 12, 2008
David Terry	Director	60,000 40,000 150,000	0.90 0.75 0.45	Apr 2, 2009 Mar. 21, 2010 Jul. 27, 2012
Diane Reeves	Consultant	25,000	0.90	Apr 2, 2009
Tookie Angus	Consultant	45,000	0.90	Apr 2, 2009
Aspasia Cacos	Consultant	24,500	0.90	Apr 2, 2009
Campbell Smyth	Consultant	37,500	0.40	Feb. 14, 2012
Claudia Sandoval	Consultant	25,000	0.75	Mar 21, 2010
Oliver Frank	Consultant	25,000	0.60	Jul. 11, 2011
Michael Clark	Consultant	20,000	0.29	Oct. 2, 2012
Bruce Korhonen	Consultant	50,000	0.40	Jul. 27, 2012
Isabel Chiarantano	Consultant	47,500	0.40	Jul. 27, 2012
Ellsworth Geological (Peter Ellsworth)	Officer	175,000	0.40	Jul. 27, 2012
Bruno Faccin	Consultant	90,000	0.40	Jul. 27, 2012
Maria Ledezma	Consultant	25,000	0.40	Jul. 27, 2012
J. Alexander Mason	Consultant	50,000	0.40	May 22, 2012
		25,000	0.40	Jul.27, 2012
Linda McClusky	Officer	25,000	0.40	Jul. 27, 2012
Michael Baybak	Consultant	135,000	0.35	Aug. 1, 2010
George Duggan	Consultant	45,000	0.35	Aug. 1, 2010
Christina Balys	Consultant	5,000	0.20	Apr. 7, 2013
TOTAL:		3,287,000
(1)
Pursuant to the rules of the TSX-V the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.

As of May 31, 2008, the directors and officers of the Company, as a group (nine persons), held options to purchase 1,682,000 shares of the Company’s common stock, including options held by their spouses.

Warrants

As of May 31, 2008, there were non-transferable common share purchase warrants exercisable for the purchase of 11,076,123 common shares, 2,291,000 of which expire on December 8, 2008 and may be exercised at $0.45 per share  and 5,562,560 which expire on April 19, 2009 and may be exercised at $0.45 per share and 1,296,963 which expire on April 12, 2009 and may be exercised at $0.45 per share and 1,660,000 which expire on April 30, 2010 and may be exercised at $0.18 per share and 265,600 which expire on April 30, 2010 and may be exercised at $0.18 per share.

As of May 31, 2008, the directors and officers of the Company, as a group (nine persons), held warrants to purchase 409,500 shares of the Company’s common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

To the best of the Company’s knowledge, no person owns five percent (5%) or more of the Company's outstanding shares as of May 31, 2008.

Changes in Shareholdings

Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso. Mr. Grosso transferred the single outstanding share to Mr. Cacos on April 11, 2000.  Subsequently, Messrs. Cacos and Grosso have acquired additional shares of the Company’s common stock in private placements, the IPO and purchases through the TSX-V. There have been no significant changes in the percentage ownership of either Mr. Cacos or Mr. Grosso within the last three years.

Escrow Shares

All escrow shares were released on December 2, 2006.

United States Shareholders

As of May 31, 2008, there was one registered holder of the Company’s common shares in the United States, with holdings of 50,000 shares, representing 0.02% of the issued shares of the Company on May 31, 2008.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

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

Related Party Transactions

Other than as disclosed below, from January 1, 2007 through the date of this filing, the Company has not entered into any transactions or loans between the Company and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1)
The Company has exercised its option agreement with Golden Arrow, a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

See “Item 4. Information on the Company - History and Development of the Company” and “Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project.”

2)
Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services.  See “Item 6. Directors, Senior Management and Employees - Employment Agreements.”  Under the agreement the President was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292.  During the year ended December 31, 2007, the Company paid $87,500 (2006 - $85,833; 2005 - $73,500) to the President or to the private company controlled by the President.  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

3)
The following table provides a listing of the offerings and private placements conducted by the Company, during the period from January 1, 2007 through May 31, 2008, along with the names of the officers, directors and/or principal shareholders which purchased securities in these offerings and private placements and the use of proceeds:

Placee	Participation by Insiders	Purchase Price $	Market Price(1) $

Private Placement – 11,700,000 units, announced March 12, 2007		0.35	0.40

Each unit comprised one common share and one half non-transferable share purchase warrant.  1,100,000 of the full warrants entitle the holder thereof to purchase one common share in the capital of the Company on or before April 12, 2009 at a purchase price of $0.45 and 4,750,000 of the full warrants entitle the holder thereof to purchase one common share in the capital of the Company two years after closing of the financing at a purchase price of $0.45.

Robert Coltura	15,000
Linda McClusky	5,000
Total	20,000

(1)	Quoted closing price on date of announcement of private placement or offering.

4)           See “Item 6.  Directors, Senior Management and Employees - Compensation.”

5)
The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, Blue Sky and Astral, each of which own one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469) to the Grosso Group: $585,385 (2006 - $480,545) was paid in twelve monthly payments and $44,983 (2006 - $52,924 included in accounts payable) is included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $95,000 deposit (2005 - $95,000) to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.  These fees are equivalent to costs the Company would have incurred directly.

6)
Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia.  In May 2008, the Company withdrew from the Golden Amera Inc. Joint Venture.

7)
Effective August 11, 2007, the Grosso Group entered into an agreement with the Peter Ellsworth, Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth will be paid US$650 per day, of which a portion is billed to the Company.  Mr. Ellsworth was also granted 175,000 stock options of the Company at a price $0.40. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one months consulting fee of compensation

8)
Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  In fiscal 2007, the Company paid $6,667 to IMA for these services.

Indebtedness of Directors, Officers, Promoters and Other Management

As at December 31, 2006, the President of the Company and a consultant of the Company each owed $70,000 to the Company for units purchased through the Company’s private placement announced November 15, 2006.  These amounts were paid to the Company on January 29, 2007 and January 24, 2007 respectively.

Except as mentioned above, during the fiscal years ended December 31, 2007, 2006, 2005, none of the following were indebted to the Company:

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

Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

Description	Page
Consolidated Financial Statements and other financial information for the Years Ended December 31, 2007, 2006 and 2005	F-1 - F-34

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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX-V for the periods indicated:

TSX-Venture Exchange Stock Trading Activity

		Sales Price ($)
Year Ended	Volume	High	Low
December 31, 2007	9,553,800	0.44	0.15
December 31, 2006	9,473,300	0.73	0.32
December 31, 2005	12,673,600	0.94	0.35

		Sales Price ($)
Quarter Ended	Volume	High	Low
March 31, 2008	6,441,200	0.39	0.16
December 31, 2007	3,897,700	0.37	0.15
September 30, 2007	1,646,200	0.38	0.18
June 30, 2007	2,120,800	0.43	0.35
March 31, 2007	1,889,100	0.44	0.35
December 31, 2006	2,153,400	0.44	0.32
September 30, 2006	1,191,400	0.48	0.34
June 30, 2006	2,880,400	0.70	0.32

		Sales Price ($)
Month Ended	Volume	High	Low
May 31, 2008	1,062,100	0.21	0.12
April 30, 2008	767,200	0.20	0.12
March 31, 2008	515,500	0.27	0.17
February 29, 2008	1,427,900	0.27	0.16
January 31, 2008	4,497,800	0.39	0.16
December 31, 2007	1,034,900	0.24	0.15

Over-the-Counter Bulletin Board and Pink Sheet Trading Activity

The Company’s common shares have been listed in the Pink Sheets under the symbol “AJRSF” since January 2004.  Effective September 13, 2006, the Company received clearance for trading on the OTCBB, continuing under the symbol “AJRSF”. The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the OTCBB and Pink Sheets for the periods indicated.  These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

		Closing Sales Price (US $)
Year Ended	Volume	High	Low
December 31, 2007	2,121,400	0.51	0.14
December 31, 2006	684,750	0.73	0.28
December 31, 2005	365,910	0.76	0.30

		Closing Sales Price (US $)
Quarter Ended	Volume	High	Low
March 31, 2008	611,700	0.37	0.15
December 31, 2007	1,612,600	0.51	0.14
September 30, 2007	235,500	0.40	0.21
June 30, 2007	187,800	0.39	0.32
March 31, 2007	85,500	0.36	0.29
December 31, 2006	195,900	0.38	0.28
September 30, 2006	155,200	0.48	0.43
June 30, 2006	181,750	0.70	0.32

		Closing Sales Price (US $)
Month Ended	Volume	High	Low
May 31, 2008	212,100	0.19	0.10
April 30, 2008	118,500	0.19	0.13
March 31, 2008	73,500	0.27	0.16
February 29, 2008	221,200	0.27	0.16
January 31, 2008	317,000	0.37	0.15
December 31, 2007	471,900	0.25	0.14

Registration, Transfer and Par Value

The Company's registered common shares have no par value.  The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

Item 10.  Additional Information.

Memorandum and Articles of Association

Previously reported in the Company’s registration statement on Form 20-F, filed with the SEC on October 28, 2004.

Material Contracts

The following are material contracts to which the Company is a party and which were entered into during the two years proceeding the date of filing of this annual report:

1.
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

2.
Letter of intent between the Company and Astral dated June 12, 2006 to option to Astral its Roy and Hills properties.  Under the terms of the Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties.  An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility stage, within three years.  The Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 shares to the Company on August 4, 2006.

3.
Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia.  In May 2008, the Company withdrew from the Golden Amera Inc. joint venture.

4.
On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company could have earned an initial 51% interest by incurring US$650,000 in work expenditures and US$900,000 in option payments.  During the first quarter of 2008, the Company terminated the option.

5.
Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.

6.
Effective August 11, 2007, the Grosso Group entered into an agreement with the Peter Ellsworth, Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth will be paid US$650 per day, of which a portion is billed to the Company.  During the year ended December 31, 2007, the Company paid $48,805 in connection with Mr. Ellsworth’s services. Mr. Ellsworth was also granted 175,000 stock options of the Company at a price $0.40. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one months consulting fee of compensation.

7.
On September 19, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru. In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.  No amounts have been capitalized to mineral properties and deferred costs during 2007.

8.
On October 25, 2007, the Company executed a Letter of Intent with Victor Marcial Garcia Garcia and his wife Elvira Carmen Maria Agois Barbier to option up to a 100% interest in the Loma Colorada porphyry copper-gold property.  This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru.  Under the terms of this Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and making US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US$1,000,000.  No amounts have been capitalized to mineral properties and deferred costs during 2007.

9.
On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to a 70% interest in the Toro Blanco, San Felipe and Sura Properties located in the Huancavelica Department, Peru (collectively, the “Huancavelica Properties”).  In order to earn an initial 51% undivided interest in the Huancavelica Properties, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of the Huancavelica Properties by completing a positive feasibility study on each Huancavelica Property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the Huancavelica Property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the Huancavelica Property.

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
(b)           persons with whom the non-resident holder did not deal with at arm’s length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15T.   Controls and Procedures.

(a)           Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including Mr. Nikolaos Cacos, the Company’s Chief Executive Officer, and Mr. Arthur Lang, the Company’s Chief Financial Officer.

Based upon that evaluation, Messrs. Cacos and Lang concluded that as of December 31, 2007, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

 (b)           Management’s Annual Report on Internal Control over Financial Reporting

The Company’s board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s Chief Executive Officer, Mr. Nikolaos Cacos, and the Company’s Chief Financial Officer, Mr. Arthur Lang, assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2007.

In making this assessment, the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) was used.  Based on this assessment, Messrs. Cacos and Lang concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.  Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(c)           Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C.   Principal Accountant Fees and Services.

Audit Fees

For the fiscal year ended December 31, 2007, the Company’s principal accountant is expected to bill approximately $40,000, and for the fiscal year ended December 31, 2006, the Company’s principal accountant billed approximately $35,000 for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related

The Company’s principal accountant billed $Nil and $Nil amounts for the fiscal years ended December 31, 2007 and 2006, respectively, for assurance, tax and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2007 and 2006, respectively, for tax services performed.

Other Accounting Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2007 and 2006, respectively, for other accounting services performed.

The above listed services were approved by the Company’s audit committee.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.  Financial Statements.

Page
Audited Financial Statements for the Years Ended December 31, 2007, 2006 and 2005	F-1 – F34

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description
1.1	Articles (1)
1.2	Memorandum and Certificate of Incorporation (1)
1.3	Certificate of Change of Name and Altered Memorandum (1)
1.4	Notice of Articles (1)
4.1	Stock Option Plan dated April 13, 2004 (1)
4.2	Agreement with Nikolaos Cacos dated January 2, 2004 (1)
4.3	Form of Agreement with the Grosso Group Management Ltd., effective January 1, 2005 (2)
4.4	Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006 (3)
4.5	Letter of Intent between the Company and Astral Mining Corporation dated June 9, 2006 (3)
4.6	Letter of Intent between the Company and Chancadora Centauro S.A.C dated December 7, 2006
4.7	Letter Agreement for Services with IMA Exploration for Joseph Grosso effective May 1, 2007
4.8	Joint Venture Agreement between the Company and Golden Arrow dated June 30, 2007
4.9	Consulting Agreement between Ellsworth Geological, PC and Grosso Group Management Ltd. dated July 12, 2007, effective August 11, 2007
4.10	Option Agreement with Minera Phelps dated September 19, 2007
4.11	Option Agreement with Minera Phelps dated September 19, 2007
4.12	Letter of Intent between the Company and Victor Marcial Garcia Garcia and Elvira Carmen Maria Agois Barbier, dated October 25, 2007
4.13	Letter of Intent between the Company and Geologix Explorations Inc. dated February 1, 2008
8.1	List of Subsidiaries
12.1	Certification of Nikolaos Cacos Pursuant to Rule 13a-14(a)
12.2	Certification of Arthur Lang Pursuant to Rule 13a-14(a)
13.1	Certification of Nikolaos Cacos Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Arthur Lang Pursuant to 18 U.S.C. Section 1350

(1)	Incorporated by reference to the exhibits to the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on October 28, 2004, file number 0-51005.
(2)	Incorporated by reference to the exhibits to the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on April 28, 2005, file number 0-51005.
(3)	Incorporated by reference to the exhibits to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2006, file number 0-51005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERA RESOURCES CORPORATION

Dated: June 30, 2008	By:	/s/ Nikolaos Cacos
Nikolaos Cacos, President and Director

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars)

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

The Company’s independent auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

/s/ Nikolaos Cacos	/s/ Art Lang
Nikolaos Cacos	Art Lang
President	Chief Financial Officer

April 22, 2008

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Amera Resources Corporation

We have audited the consolidated balance sheets of Amera Resources Corporation (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Chartered Accountants
Vancouver, Canada,
April 23, 2008.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
– U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ ERNST & YOUNG LLP
Chartered Accountants
Vancouver, Canada,
April 23, 2008.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(See Note 1 – Nature of Operations and Going Concern)
DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

	2007 $	2006 $
A S S E T S
CURRENT ASSETS
Cash	166,018	531,126
Short-term investments (Note 3)	1,400,000	100,000
Marketable securities (Note 4)	54,000	33,000
Other receivables, prepaids and deposits (Note 8)	256,451	157,318
Subscription receivable (Note 6)	-	166,250
	1,876,469	987,694
MINERAL PROPERTIES AND DEFERRED COSTS (Notes 5 and 13 (iii))	4,493,081	3,356,158
	6,369,550	4,343,852
L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 8)	80,659	116,963

FUTURE INCOME TAX LIABILITIES (Note 10)	38,434	61,794
	119,093	178,757
S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)	11,487,909	7,804,571

WARRANTS (Note 6)	908,793	498,025

CONTRIBUTED SURPLUS (Note 7)	821,426	524,845

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 2)	21,000	-

DEFICIT	(6,988,671)	(4,662,346)
	6,250,457	4,165,095
	6,369,550	4,343,852
COMMITMENTS (Note 5)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD

/s/ Nikolaos Cacos , Director

/s/ Jerry Minni , Director

The accompanying notes are an integral part of these consolidated financial statements.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

	2007 $	2006 $	2005 $
EXPENSES

Accounting and audit	45,448	38,756	28,385
Corporate development and investor relations	320,774	227,747	252,981
General exploration	522,136	296,810	199,264
Legal and professional fees	55,621	28,841	55,058
Management fees	94,167	85,833	73,500
Office and sundry	198,998	122,639	92,724
Rent	78,122	90,099	73,573
Salaries	368,660	372,063	294,170
Stock-based compensation	296,581	90,850	52,500
Transfer agent and regulatory fees	23,020	26,753	28,052
Travel	131,145	42,358	37,721
	2,134,672	1,422,749	1,187,928
LOSS BEFORE OTHER ITEMS	(2,134,672)	(1,422,749)	(1,187,928)

OTHER INCOME (EXPENSE)

Foreign exchange	(21,080)	(2,910)	(36,624)
Interest income	80,383	30,924	15,001
Write-off of mineral properties (Note 5)	(250,956)	(525,514)	(225,000)
	(191,653)	(497,500)	(246,623)
LOSS FOR THE YEAR	(2,326,325)	(1,920,249)	(1,434,551)

DEFICIT - BEGINNING OF YEAR	(4,662,346)	(2,742,097)	(1,307,546)

DEFICIT - END OF YEAR	(6,988,671)	(4,662,346)	(2,742,097)

BASIC AND DILUTED LOSS PER SHARE	$(0.08)	$(0.10)	$(0.09)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	30,615,987	19,169,121	15,916,822

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	2007 $	2006 $	2005 $

LOSS FOR THE YEAR	(2,326,325)	(1,920,249)	(1,434,551)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	14,000	-	-

TOTAL COMPREHENSIVE LOSS	(2,312,325)	(1,920,249)	(1,434,551)

The accompanying notes are an integral part of these consolidated financial statements.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007 $	2006 $	2005 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year	(2,326,325)	(1,920,249)	(1,434,551)
Adjustment for items not affecting cash
Write-off of mineral properties	250,956	525,514	225,000
Stock-based compensation	296,581	90,850	52,500
	(1,778,788)	(1,303,885)	(1,157,051)
Change in non-cash working capital balances	30,814	(46,412)	25,940
	(1,747,974)	(1,350,297)	(1,131,111)
FINANCING ACTIVITIES

Issuance of common shares and warrants	4,095,000	2,179,900	1,232,199
Share and warrant issuance costs	(333,895)	(23,889)	(61,751)
	3,761,105	2,156,011	1,170,448
INVESTING ACTIVITIES

Expenditures on mineral properties and deferred costs	(1,078,239)	(696,915)	(1,196,242)
Decrease (increase) in short-term investments	(1,300,000)	(100,000)	1,000,000
	(2,378,239)	(796,915)	(196,242)
INCREASE (DECREASE) IN CASH DURING THE YEAR	(365,108)	8,799	(156,905)

CASH - BEGINNING OF YEAR	531,126	522,327	679,232

CASH - END OF YEAR	166,018	531,126	522,327

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid in cash	-	-	-
Interest paid in cash	-	-	-

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
(Expressed in Canadian Dollars)

	2007 $	2006 $
SHARE CAPITAL
Balance at beginning of year	7,804,571	5,854,335
Private placement	4,095,000	1,629,450
Warrant valuation	(368,550)	(503,765)
Exercise of warrants	-	716,700
Shares issued for payment of agent’s fees	49,141	2,800
Shares issued for mineral properties	333,000	126,000
Share issue costs	(425,253)	(20,949)
Balance at end of year	11,487,909	7,804,571

WARRANTS
Balance at beginning of year	498,025	-
Warrant valuation from private placement warrants	368,550	503,765
Warrant valuation from agent’s warrants	84,276	-
Warrant issue costs	(42,058)	(5,740)
Balance at end of year	908,793	498,025

CONTRIBUTED SURPLUS
Balance at beginning of year	524,845	433,995
Contributed surplus as a result of stock options granted	296,581	90,850
Balance at end of year	821,426	524,845

DEFICIT
Balance at beginning of year	(4,662,346)	(2,742,097)
Loss for the year	(2,326,325)	(1,920,249)
Balance at end of year	(6,988,671)	(4,662,346)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year	-	-
Transition adjustment – marketable securities (Note 2)	7,000	-
Net unrealized gain on available-for-sale marketable securities	14,000	-
Balance at end of year	21,000	-

TOTAL SHAREHOLDERS’ EQUITY	6,250,457	4,165,095

The accompanying notes are an integral part of these consolidated financial statements.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amera Resources Corporation (the “Company”) (was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.  The Company presently has adequate resources to maintain its core activities for the next fiscal year but may not have sufficient working capital to fund all of its planned exploration activities.  The Company will continue to rely on successfully completing additional equity financing.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  The Company has funded operations through equity financings and without additional future financings there is substantial doubt concerning the Company’s ability to continue as a going concern.  Management intends to raise further financing in the future.  There can be no assurance that future financing can be successfully concluded. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported income and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 11.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation.  Actual results may differ from these estimates.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries are Recursos de los Andes S.A.C. (Peru) (100%), Amera-Chile Sociedad Contractual Minera (Chile) (100%), Amera Resources Inc. (US) (100%) and Golden Amera Resources Inc. (Colombia) (50%). The Company consolidates Golden Amera Resources Inc. using the proportionate consolidation method. The Company operates in Argentina as a registered branch.  All inter-company balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments, maturing less than 3 months from the date of initial investment.

Short-term Investments

Short-term investments include money market investments maturing between 3 and 12 months from the date of initial investment.

Mineral Properties and Deferred Costs

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined.  Administration costs and general exploration costs are expensed as incurred.  When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

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

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2007, the Company does not have any asset retirement obligations.

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

Fair Values of Financial Instruments

The fair value of the Company’s financial instruments consisting of short-term investments, other receivables, subscription receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.  As of December 31, 2007, the market value of marketable securities was $54,000.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash, short-term investments and other receivables.  The Company limits its exposure to credit loss by placing its cash and short-term investments with major financial institutions.

Interest Income

The Company records interest on an accrual basis.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation is charged to expense over the vesting period, with offsetting amounts recognized as contributed surplus.  Stock options granted to employees, consultants and directors vest immediately and have a four-month hold period.  A stock option is considered forfeited by an employee or consultant 30 days after termination and is considered forfeited by a director 60 days after termination.

New Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

(a)
Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

The Company has designated its financial instruments as follows:

(i)
Cash and short-term investments are classified as “Available-for-sale”. Due to their short-term nature, their carrying value is equal to their fair value.  The classification did not have a material impact on the financial statements.

(ii)
Marketable securities are classified as “Available-for-sale”.  The fair value is obtained by reference to the closing bid price on the balance sheet date.  The classification resulted in a $21,000 adjustment for the unrealized gain on marketable securities.

(iii)
Amounts receivable, prepaids and deposits are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method. The classification did not have a material impact on the financial statements.

(iv)
Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method. The classification did not have a material impact on the financial statements.

(b)
Section 1530, Comprehensive Income, introduces a new financial statement “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

As a result of adopting Sections 3855 and 1530, a transition adjustment of $7,000 was recorded as an increase to opening accumulated other comprehensive income to recognize the unrealized gain on marketable securities held by the Company on January 1, 2007 and designated as available-for-sale. For the year ended December 31, 2007 the Company recorded a $14,000 gain to other comprehensive income to recognize an unrealized gain on marketable securities.

(c)
Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the years ended December 31, 2007 and 2006.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)
Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital.
(ii)	summary quantitative data about what it manages as capital.
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.
(iv)	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Inventories

CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company does not expect the adoption of this standard to have an impact on its consolidated financial statements.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 Financial Instruments – Disclosures, and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862, requires disclosure of additional detail by financial asset and liability categories.  Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective January 1, 2008 but are not expected to have an impact on the Company’s disclosure and presentation.

Comparative Figures

Certain of the prior year comparatives have been reclassified to conform with the current year’s presentation.

3.            SHORT-TERM INVESTMENTS

As at December 31, 2007 and 2006, the Company held short-term investments comprised of the following:

	December 31, 2007
	Maturity	Fair Value $
12 month term deposit - 4.45% annual interest rate	August 13, 2008	1,400,000

	December 31, 2006
	Maturity	Principal $
12 month term deposit - 3.7% annual interest rate	March 27, 2007	100,000

The term deposit is redeemable in full or in part at the Company’s option without penalty.  Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.           MARKETABLE SECURITIES

At December 31, 2007, the Company held 100,000 common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $54,000 (December 31, 2006 - $40,000). The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur (see Note 2). The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)).

5.	MINERAL PROPERTIES AND DEFERRED COSTS

	December 31, 2007			December 31, 2006
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	1,389,309	1,259,140	2,648,449	1,056,309	1,255,195	2,311,504
Peru
Cocha	28,768	890,051	918,819	28,768	401,918	430,686
Cruz de Mayo	-	-	-	99,566	54,910	154,476
Laguna	179,377	78,973	258,350	-	5,769	5,769
Mitu	-	42,753	42,753	-	8,360	8,360
Other	50,664	45,388	96,052	50,664	38,859	89,523
USA
Walker Lane, Nevada	97,010	21,336	118,346	97,010	21,336	118,346
	1,745,128	2,337,641	4,082,769	1,332,317	1,786,347	3,118,664
Proceeds on optioning of mineral properties	(33,000)	-	(33,000)	(33,000)	-	(33,000)
Foreign value added tax	-	404,878	404,878	-	208,700	208,700
Future income tax	21,810	16,624	38,434	36,540	25,254	61,794
	1,733,938	2,759,143	4,493,081	1,335,857	2,020,301	3,356,158

See attached Mineral Property Interests and Deferred Costs Schedules.

(a)	Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(b)	Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima.  Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007.  The Company holds a 100% interest in the property.

(c)	Cruz de Mayo Project

On April 11, 2005, the Company entered into an option agreement to earn up to a 100% undivided interest in the 800 hectare Cruz de Mayo project located in the southern portion of the Department of Cuzco in Peru.  In addition, the Company has staked 2,200 hectares of property contiguous to the optioned claims.  Effective July 30, 2007, the Company terminated the option.  Accordingly, the Company has written off $250,956 of costs capitalized to the property to date.

(d)         Laguna Project

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007. Under the terms of the contract, the Company may earn an initial 51% interest by incurring US $650,000 in work expenditures and US $900,000 in option payments as follows:

Option Payments US $	Exploration Expenditures US $	Date
120,000	-	May 22, 2007 (paid on signing)
280,000	250,000	May 22, 2008
500,000	400,000	May 22, 2009
900,000	650,000

The Company may then elect to earn an additional 39% interest, by making a further US $4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option.  Subsequent to year end, the Company terminated the option (See Note 13(iii)).

(e)           Walker Lane Properties

On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (100,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(f)            Junin and Humaro Properties

On October 1, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

In order to earn a 70% undivided interest in these projects, the Company must complete US $200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.  No amounts have been capitalized to mineral properties and deferred costs during 2007.

(g)          Loma Colorada Property

On November 15, 2007, the Company announced that it signed a Letter of Intent to option up to a 100% interest in the Loma Colorada porphyry copper-gold property.  This 1,100 hectare project is located in Ancash Department, 430 km northwest of Lima, Peru.

Under the terms of this Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US $1,400,000 in exploration expenditures and making US $490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US $2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US $400,000 and incurring a further US $3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US $200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US $5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US $1,000,000.  No amounts have been capitalized to mineral properties and deferred costs during 2007.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(h)         Golden Amera Resources Inc. Joint Venture

On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel.  In addition, the joint venture is in the process of evaluating a number of opportunities but has not acquired any mineral properties to date, accordingly the Company’s proportionate share of costs incurred have been recorded as general exploration expense.   The Company’s 50% interest is summarized as follows:

2007 $

Statement of Operations
General exploration	138,190
Office and sundry	980
Foreign exchange	2,261
Net loss	141,431

Cashflow Statement
Cash from operating activities	7,183
Cash used in investing activities	-
Cash from financing activities	13,750
Increase in cash from operations	20,933

Balance Sheet
Cash	20,933
Advances	17,286
Total Assets	38,219

Liabilities and Shareholders’ Equity
Accounts payable	12,012
Shareholders’ equity	26,207
Total Liabilities and Shareholders’ Equity	38,219

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.           SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued - common shares	Number	$

Balance, December 31, 2004	14,087,882	4,527,878
Private placements	1,650,000	907,500
Exercise of warrants	508,248	326,649
Exercise of options	11,000	8,250
For agent’s fees	41,962	23,078
For mineral properties	300,000	143,500
Contributed surplus reallocated on exercise of options	-	2,310
Less share issue costs	-	(84,830)

Balance, December 31, 2005	16,599,092	5,854,335
Private placements	3,647,000	1,629,450
Warrants valuation	-	(503,765)
Exercise of warrants	1,194,500	716,700
For agent’s fees	8,000	2,800
For mineral properties	300,000	126,000
Less share issue costs	-	(20,949)

Balance, December 31, 2006	21,748,592	7,804,571
Private placements	11,700,000	4,095,000
Warrants valuation	-	(368,550)
For agent’s fees	157,444	49,141
For mineral properties	900,000	333,000
Less share issue costs	-	(425,253)

Balance, December 31, 2007	34,506,036	11,487,909

(a)	During the year ended December 31, 2007, the Company completed:

i)
a brokered private placement financing of 11,700,000 units at $0.35 per unit for gross proceeds of $4,095,000.  The financing was completed in two tranches of 2,200,000 units and 9,500,000 units on April 12, 2007 and April 19, 2007, respectively.  Each unit is comprised of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.45 per share for two years from the close of the financing. In addition to cash commissions and related costs of $333,895, the agents were granted 930,800 agent’s warrants and 157,444 agent’s units. Each agent’s unit entitles the holder to acquire one common share and one half common share purchase warrant.  Each full agent’s warrant is exercisable for one share at a price of $0.45, for a period of two years from the close of the financing.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

The fair value of warrants and agent’s warrants were as follows:

1)	value assigned to 5,850,000 warrants was $326,492, net of warrant issue costs of $42,058

2)  value assigned to the 1,009,523 agent’s warrants was $84,276

The Black-Scholes Option Pricing Model was used to value the warrants and agent’s warrants (tranche 1 - $0.075 per warrant: tranche 2 - $0.086 per warrant) based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 12 months.

(b)	During the year ended December 31, 2006, the Company completed:

i)
a private placement financing of 1,412,000 units at $0.60 per unit, for gross proceeds of $847,200.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.65 per share on or before January 30, 2008.  The fair value assigned to the warrants was $352,012 net of issue costs of $6,675.  The warrants were valued using the Black-Scholes Option Pricing Model at $0.25 per warrant on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 115% and expected life of 12 months.

ii)
a private placement financing of 2,235,000 units at $0.35 per unit, for gross proceeds of $782,250.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.45 per share on or before December 8, 2008.  In addition, the Company issued 48,000 agent's warrants at $0.45 and 8,000 agent's units at $0.35 per unit as a corporate finance fee.  There were also cash commissions and administration fees paid of $14,000.

The fair value of warrants and agent’s warrants were as follows:

1)           value assigned to 2,235,000 warrants was $142,378, net of issue costs of $2,670

2)	value assigned to the 48,000 agent’s warrants and the 8,000 warrants granted as a component of the agent’s units was $3,635

The Black-Scholes Option Pricing Model was used to value the warrants and agent’s warrants. The warrants and agent’s warrants were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

At December 31, 2006, the Company has recorded a subscription receivable balance of $166,250 relating to proceeds from this private placement which had not been received at year end.  These proceeds were received in January 2007.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
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

(d)           Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  The stock options granted during 2007 are subject to a four-month hold period and exercisable for a period of five years.  A summary of the Company’s outstanding options at December 31, 2007, 2006 and 2005 and the changes for the years ended on those dates is presented below:

	2007		2006		2005
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of year	1,824,500	0.68	1,504,500	0.70	1,354,500	0.70
Granted	1,987,500	0.39	415,000	0.60	250,000	0.75
Exercised	-	-	-	-	(11,000)	0.75
Cancelled	(380,000)	0.56	(75,000)	0.75	(89,000)	0.75
Forfeited	-	-	(20,000)	0.60	-	-
Balance, end of year	3,432,000	0.53	1,824,500	0.68	1,504,500	0.70

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

Stock options outstanding and exercisable at December 31, 2007 are as follows:

Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date
150,000	0.40	March 26, 2008
850,000	0.60	December 12, 2008
414,500	0.90	April 2, 2009
65,000	0.75	March 21, 2010
180,000	0.35	August 1, 2010
265,000	0.60	July 11, 2011
37,500	0.40	February 14, 2012
50,000	0.40	May 22, 2012
1,400,000	0.40	July 27, 2012
20,000	0.29	October 2, 2012
3,432,000

During fiscal 2007, the Company granted stock options ranging in price from $0.29 to $0.40 per share to its directors, employees and consultants to acquire 1,987,500 common shares (2006 - 414,500; 2005 - 250,000) and recorded stock-based compensation expense of $296,581 (2006 - $90,850; 2005 - $52,500).  Of the 1,987,500 stock options granted during the year, 330,000 were granted to investor relation consultants.  These stock options vested 25% every three months from the date of grant.  There are a total of 128,116 stock options that are unvested at December 31, 2007. The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

	2007	2006	2005

Risk-free interest rate	4.10%	4.00%	3.10%
Estimated volatility	82%	97%	75%
Expected life	2.42 years	2.5 years	2.5 years
Expected dividend yield	0%	0%	0%

The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $0.17 per share (2006 - $0.23; 2005 - $0.21).  Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.           SHARE CAPITAL (continued)

(e)	Warrants

A continuity summary of warrant equity is presented below:
S
Balance, December 31, 2005	-
Warrant valuation from private placement warrants granted	503,765
Warrant valuation from agent’s warrants granted	3,635
Warrant issue costs	(9,375)

Balance, December 31, 2006	498,025
Warrant valuation from private placement warrants granted	368,550
Warrant valuation from agent’s warrants granted	84,276
Warrant issue costs	(42,058)

Balance, December 31, 2007	908,793

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agent’s warrants outstanding at December 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

	2007 Number	2006 Number	2005 Number

Balance, beginning of year	3,703,000	3,687,783	4,230,300
Issued	6,859,523	3,703,000	912,731
Exercised	-	(1,194,500)	(508,248)
Expired	-	(2,493,283)	(947,000)

Balance, end of year	10,562,523	3,703,000	3,687,783

During the year ended December 31, 2006, the Company requested and was granted permission by the TSX-V to amend the exercise price for 2,750,000 of $1.20 warrants with March 24, 2006 and March 31, 2006 expiry dates.  The amended price was $0.60 per warrant.  There was no extension to the term of the warrants.

Common shares reserved pursuant to warrants and agent’s warrants outstanding at December 31, 2007 are as follows:

Number	Exercise Price $	Expiry Date
1,412,000	0.65	January 30, 2008
2,291,000	0.45	December 8, 2008
1,296,963	0.45	April 12, 2009
5,562,560	0.45	April 19, 2009
10,562,523	0.48

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

7.           CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:
S
Balance, December 31, 2004	383,805
Contributed Surplus as a result of stock options granted	52,500
Contributed Surplus reallocated on exercise of stock options	(2,310)

Balance, December 31, 2005	433,995
Contributed Surplus as a result of stock options granted	95,450
Contributed Surplus reversed as a result of stock options forfeited	(4,600)

Balance, December 31, 2006	524,845
Contributed Surplus as a result of stock options granted	296,581

Balance, December 31, 2007	821,426

8.           RELATED PARTY TRANSACTIONS

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (“IMA”), Golden Arrow, Gold Point Energy Corp., Astral and Blue Sky Uranium Corp.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.

During the year ended December 31, 2007, the Company incurred fees of $540,402 (2006 - $533,469) to the Grosso Group: $585,385 (2006 - $480,545) was paid in twelve monthly payments and $44,983 is included in accounts receivable (2006 - $52,924 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $95,000 (2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the fiscal 2007, the Company paid $87,500 (2006 - $85,833) to the President.  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For fiscal 2007, the Company paid $6,667 to IMA for these services.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

9.           SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina, Peru, Colombia and the USA.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2007 and 2006.

The Company’s total assets are segmented geographically as follows:

	December 31, 2007
	Corporate Canada $	Argentina $	Peru $	Colombia $	USA $	Total $
Current assets	1,774,401	1,933	61,916	38,219	-	1,876,469
Mineral properties and deferred costs	-	2,788,995	1,596,955	-	107,131	4,493,081
	1,774,401	2,790,928	1,658,871	38,219	107,131	6,369,550

	December 31, 2006
	Corporate Canada $	Argentina $	Peru $	USA $	Total $
Current assets	925,066	714	61,914	-	987,694
Mineral properties and deferred costs	-	2,450,504	774,353	131,301	3,356,158
	925,066	2,451,218	836,267	131,301	4,343,852

10.	INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:
	2007	2006	2005
Statutory tax rate	34.12%	34.12%	34.12%

	$	$	$
Loss for the year	(2,326,325)	(1,920,249)	(1,434,551)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(793,742)	(655,189)	(489,469)
Differences in foreign tax rates	13,958	30,315	(7,210)
Non-deductible items	162,902	228,677	-
Losses for which an income tax benefit has not been recognized	616,882	396,197	496,679
	-	-	-

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

10.	INCOME TAXES (continued)

The significant components of the Company’s future tax assets are as follows:

	2007 $	2006 $
Future income tax assets
Share and warrant issuance costs	108,518	60,826
Mineral properties	198,630	84,526
Operating loss carryforward	1,560,092	1,113,246
	1,867,240	1,258,598
Valuation allowance for future tax assets	(1,867,240)	(1,258,598)
	-	-

Future income tax liabilities	38,434	61,794

The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes in 2007 and 2006.

For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.  During the year ended December 31, 2007, the Company recorded a reduction of future income tax liability of $23,360 (2006 – $93,087) and a corresponding adjustment to mineral properties.

The Company has Canadian non-capital loss carryforwards of $4,861,262 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$
2008	116
2009	26,258
2010	195,857
2014	852,555
2015	1,219,352
2026	1,081,390
2027	1,485,734
4,861,262

At December 31, 2007, the Company had a net operating loss carryforward for Peru income tax purposes of approximately Cdn$620,000 (2006 – Cdn$422,350) which, if not utilized to reduce Peru taxable income in future periods, expires through the year 2011. These available tax losses may only be applied to offset future taxable income from the Company's current Peru subsidiary.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

10.	INCOME TAXES (continued)

At December 31, 2007, the Company had a net operating loss carryforward for Chile income tax purposes of approximately Cdn$71,000 (2006 – Cdn$53,000) that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Chile subsidiary.

At December 31, 2007, the Company had a net operating loss carryforward for Colombia income tax purposes of approximately Cdn$141,000 that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Colombia subsidiary.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)
The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP.  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	2007 $	2006 $
Consolidated balance sheets

Mineral properties and deferred costs
Balance per Canadian GAAP	4,493,081	3,356,158
Exploration expenditures under US GAAP (i)	(2,747,953)	(2,023,841)
Balance per US GAAP	1,745,128	1,332,317

Future income tax liabilities
Balance per Canadian GAAP	38,434	61,794
Reversal of future income tax liability (i)	(38,434)	(61,794)
Balance per US GAAP	-	-

Shareholders' equity
Balance per Canadian GAAP	6,250,457	4,165,095
Exploration expenditures (i)	(2,747,953)	(2,023,841)
Reversal of future income tax liability (i)	38,434	61,794
Accumulated other comprehensive income (ii)	21,000	7,000
Balance per US GAAP	3,561,938	2,210,048

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2007 $	2006 $	2005 $
Consolidated statements of operations

Loss for the year under Canadian GAAP	(2,326,325)	(1,920,249)	(1,434,551)
Exploration expenditures for the year (i)	(842,188)	(520,820)	(1,005,831)
Future income tax liability (i)	(23,360)	(93,087)	55,124
Exploration expenditures written off during the year which would have been expensed in the year incurred (i)	94,716	318,703	-

Loss for the year under US GAAP	(3,097,157)	(2,215,453)	(2,385,258)
Unrealized gains on available-for-sale securities (ii)	14,000	7,000	-
Comprehensive loss (iii)	(3,083,157)	(2,208,453)	(2,385,258)

Basic and diluted loss per share under US GAAP	$(0.10)	$(0.12)	$(0.15)

Weighted average number of common shares outstanding	30,615,987	19,169,121	15,916,822

	2007 $	2006 $	2005 $
Consolidated statements of cash flows

Operating activities
Cash used per Canadian GAAP	(1,747,974)	(1,350,297)	(1,131,111)
Exploration expenditures (i)	(1,078,239)	(540,890)	(950,707)
Cash used per US GAAP	(2,826,213)	(1,891,187)	(2,081,818)

Investing activities

Cash used per Canadian GAAP	(2,378,239)	(796,915)	(196,242)
Exploration expenditures (i)	1,078,239	540,890	950,707

Cash provided (used) per US GAAP	(1,300,000)	(256,025)	754,465

(i)	Mineral properties, deferred costs and exploration expenditures

Exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  The Company has determined for US GAAP purposes to expense the exploration costs relating to unproven mineral claims as incurred and in addition has a related income tax recovery.  In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed.  The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(ii)	Marketable securities

For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes.  Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders’ equity until realized or until an other than temporary impairment in value occurs.  For fiscal 2007, the Company began recording holding gains and losses reported as a separate component of shareholders’ equity as required by Canadian GAAP.

(iii)	Other Comprehensive Income

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income, excluding the deficit, be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  Effective January 1, 2007, the Company began recording comprehensive income as required by Canadian GAAP.

(iv)         Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2007, 2006 and 2005.

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109.  This Interpretation applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standards 109 (“SFAS”), Accounting for Income Taxes.  FIN 48 uses a two-step approach for evaluating tax positions.  The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination.  The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement.  FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year.  Accordingly, the Company adopted the provisions of this Interpretation in fiscal 2007. This provision did not have an impact on the Company for the year ended December 31, 2007.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

Recently issued US GAAP accounting standards:

i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement”, effective for fiscal periods beginning after November 15, 2007.  SFAS defines fair value, establishes a framework for measuring accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, the FASB issued SFAS157-b, which provided for a one year deferral of the implementation of SFAS 157 for non-financial assets and liabilities.  However, SFAS is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value.  The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

ii)
In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. We do not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

iii)
In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the Accounting Standards Board (“AcSB”) and the International Accounting Standards Board (“IASB”) on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly inequity attributable to the controlling interest.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

11.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company has not determined the effect of the adoption of this Interpretation to the Company’s results of operations or financial position.

iv)	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

▪	all business acquisitions would be measured at fair value.
▪	the existing definition of a business would be expanded.
▪	pre-acquisition contingencies would be measured at fair value.
▪	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration).
▪	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).
▪
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit  or Disposal Activities, as of the acquisition date.

▪
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

▪
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

▪
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008.  The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

12.           SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2007, 2006 and 2005 as follows:
	2007 $	2006 $	2005 $
Investing activities
Expenditures on mineral property interests and deferred costs	(333,000)	(126,000)	(143,500)
Shares issued for mineral properties	333,000	126,000	143,500
Proceeds on the optioning of mineral properties	-	33,000	-
Investment in marketable securities	-	(33,000)	-
	-	-	-

Financing activities
Share and warrant issuance costs	(133,417)	(6,435)	(23,078)
Warrants	84,276	3,635	-
Shares issued for payment of agent’s fees	49,141	2,800	23,078
	-	-	-

13.	SUBSEQUENT EVENTS

(i)
On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to 70% interest in their gold properties totaling 3,200 hectares in south-central Peru, Huancavelica Department.

In order to earn an initial 51% undivided interest in these projects, the Company must complete   US $3,800,000 exploration expenditures on each of the properties, including a minimum of US $100,000 exploration commitments during the first year. The Company may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

(ii)
On March 26, 2008, the Company announced a non-brokered private placement financing of up to 5,900,000 units.  On April 16, 2008, the Company announced that it would not proceed with the private placement.  Instead, the Company negotiated a brokered private placement of 3,571,000 units (“Units”) to raise up to $500,010. The Units will be priced at $0.14 per Unit and each Unit will consist of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years at a price of $0.18 per share. The Company will pay a commission of 8% of gross proceeds in cash or Units and will issue warrants to the agent (“Agent’s Warrants”) equal to 8% of the Units issued.  Each Agent’s Warrant will be exercisable at $0.18 for a period of two years. This financing is subject to regulatory approval and a four-month hold period.

(iii)
Based on results obtained from the 2008 work program, the Company has decided to terminate its option on the Laguna Gold Project. The Company estimates costs in 2008 that will be incurred are approximately $700,000.

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

	Argentina	Peru					USA
	Mogote $	Cocha $	Cruz de Mayo $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	2,450,504	486,049	172,301	5,769	8,360	101,874	131,301	3,356,158
Expenditures during the year
Acquisition costs	333,000	-	56,674	179,377	-	-	-	569,051
Assays	-	28,104	407	516	5,324	-	-	34,351
Communications	-	7,458	4,790	-	211	-	-	12,459
Drilling	-	179,503	-	-	-	-	-	179,503
Office	3,945	48,864	467	19,450	4,949	-	-	77,675
Salaries and contractors	-	169,021	8,974	15,108	19,058	-	-	212,161
Supplies and equipment	-	-	33	8,368	167	6,529	-	15,097
Transportation	-	53,846	4,456	8,990	4,684	-	-	71,976
Imagery and base maps	-	1,337	-	158	-	-	-	1,495
Foreign value added tax	1,546	191,338	7,932	20,614	13,482	2,559	-	237,471
	338,491	679,471	83,733	252,581	47,875	9,088	-	1,411,239
Future income tax (Note 10)	-	7,289	(5,078)	-	692	(2,093)	(24,170)	(23,360)
Write-off of mineral properties	-	-	(250,956)	-	-	-	-	(250,956)
Balance, end of year	2,788,995	1,172,809	-	258,350	56,927	108,869	107,131	4,493,081

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
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