Form 20-F
period 2008-12-31
PANTHERA EXPLORATION INC.
filed 2009-07-15
CIK 1303180

United States Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(Mark One)

[   ]

Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

[   ]

Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

or

[   ]

Shell Company Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-51005

Panthera Exploration Inc. (formerly Amera Resources Corporation)

(Exact name of Registrant as specified in its charter)

Panthera Exploration Inc.

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6

(Address of principal executive offices)

Michael Clark, 604-687-1828, mclark@grossogroup.com
709 - 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008.

4,184,604 Common Shares outstanding as of the close of the period covered by the report December 31, 2008

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

Large accelerated filer

Accelerated filer

Non-accelerated filer       X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  _____

International Financial Reporting Standards as issued

Other __X___

By the International Accounting Standards Board   _____

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      X

    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes                 No      X

General Information:

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2008, 2007 and 2006, was derived from the financial statements of the Company which have been audited by MacKay LLP and Ernst & Young LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report.  The selected financial data set forth for the years ended December 31, 2005 and 2004 are derived from the Company’s audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2008, 2007 and 2006, have been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

Reference is made to Note 13 of the Company’s audited financial statements for the years ended December 31, 2008, 2007 and 2006 which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed its exploration activity principally through the sale of its equity securities.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2009 to December 31, 2009, nor sufficient working capital to fund all its planned exploration activities.  In the future, the Company will need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

Canadian Generally Accepted Accounting Principles

	(CDN $)
	Year Ended December 31,
	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Revenue	-	-	-	-	-
General Corporate Expenditures	(919,084)	(1,612,536)	(1,125,939)	(988,664)	(845,181)
Exploration Expenditures	(2,165,600)	(1,364,324)	(817,630)	(1,149,971)	(683,324)
Foreign Exchange Gain (Loss)	38,071	(21,080)	(2,910)	(36,624)	(25,104)
Interest and Miscellaneous Income	14,210	80,383	30,924	15,001	14,271
Write-off of mineral properties	(411,946)	(156,240)	(206,811)	(225,000)	-
Write-down of marketable securities	(28,000)	-	-	-	-

Net Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)	(2,385,258)	(1,539,338)
Loss per Share Basic and Diluted	(0.90)	(1.00)	(1.11)	(1.50)	(1.17)
Weighted Average Number of Shares Outstanding	3,852,576	3,061,599	1,916,912	1,591,682	1,319,274

Working Capital	(499,176)	1,795,810	870,731	516,270	1,686,120
Capital Assets	-	-	-	-	2,796
Mineral Property interests	1,468,502	1,712,128	1,299,317	1,237,033	1,072,998
Long-Term Debt	-	-	-	-	-
Total Assets	1,524,520	3,588,597	2,287,011	1,895,578	2,812,361
Net Assets - Shareholder’s Equity	969,326	3,507,938	2,170,048	1,753,303	2,761,914

Amounts have been restated to conform to a change in accounting policy. See “Changes in accounting policies” in the Company’s Management’s Discussion and Analysis or note 2 of the consolidated financial statements for the year ended December 31, 2008, both of which are available on SEDAR at www.sedar.com.

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 13 of the accompanying consolidated audited financial statements):

	(CDN $)
Consolidated Statements of Operations
	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Loss for the year under Canadian and US GAAP	(3,472,349)	(3,073,797)	(2,122,366)	(2,385,258)	(1,539,338)
Unrealized gains on available-for-sale securities	-	14,000	7,000	-	-
Comprehensive loss under US GAAP	(3,472,349)	(3,059,797)	(2,115,366)	(2,385,258)	(1,539,338)
Basic and diluted loss per share under US GAAP	(0.90)	(1.00)	(1.10)	(1.50)	(1.17)

Consolidated balance sheets	(CDN $)
	2008	Restated 2007	Restated 2006	Restated 2005	Restated 2004
Shareholders’ Equity
Balance per Canadian GAAP	969,326	3,507,938	2,170,048	1,753,303	2,761,914
Accumulated other comprehensive income	-	21,000	7,000	-	-
Balance per US GAAP	969,326	3,528,938	2,177,048	1,753,303	2,761,914

Exchange Rate History

The noon rate of exchange on May 31, 2009, published by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CDN$1.0961 (US$0.9123 = CDN$1.00).

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.   The exchange rates are based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Period	Average

January 1, 2008 – December 31, 2008	1.0660
January 1, 2007 – December 31, 2007	1.0740
January 1, 2006 – December 31, 2006	0.8818
January 1, 2005 – December 31, 2005	0.8254
January 1, 2004 – December 31, 2004	0.7682

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
May 2009 (1)	0.9198	0.8423
April 2009 (1)	0.8375	0.7910
March 2009 (1)	0.8167	0.7692
February 2009 (1)	0.8202	0.7758
January 2009 (1)	0.8458	0.7849
December 2008 (2)	0.8358	0.7711

(1)   Exchange rate based on the daily noon rate in Canada as published by the Bank of Canada. Exchange rates published by the Bank of Canada are nominal quotations -- not buying or selling rates -- and are intended for statistical or analytical purposes.

(2)   Exchange rate based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Recent Accounting Pronouncements

United States Pronouncements

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Management anticipates the adoption of this interpretation is not expected to have an effect on the Company’s results of operations or financial position.

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

Canadian Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect there to be an impact of the adoption of this change on the disclosure in its consolidated financial statements.

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

As of May 31, 2009, the Company had negative working capital of approximately $590,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs.   In the future, the Company will need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

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

Exploration Risks:  The properties in which the Company has an interest are located in Argentina (a portion of one project extends into Chile) Peru and Nevada, United States.  Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  The Company’s exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  The status of Peru and Argentina as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects.  The effect of all of these factors cannot be accurately predicted.  The Peruvian and Argentinean economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.  If the economies of Peru and Argentina fail to grow or suffer a recession, the Company may not be able to continue its activities in those countries.  The Company does not maintain and does not intend to purchase political risk insurance.

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

Price Fluctuations and Share Price Volatility:  In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price at closing of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $0.28 to a low of $0.01 (pre-consolidated ) during the 12-month period ending December 31, 2008.  There can be no assurance that continual fluctuations in price will not occur.

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

Management:  The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. Nikolaos Cacos, the President, Chief Executive Officer and a director of the Company, and Mr. Jerry Minni, a director of the Company.  The loss of services of either Mr. Cacos or Mr. Minni could have a material adverse effect on the Company.  Other than as disclosed under “Item 6. Directors, Senior Management and Employees - Employment Agreements”, the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future.  The Company has not obtained key-man life insurance on any of its officers or directors.

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

Insurable Risks and Limitations of Insurance: The Company maintains certain insurance, however, such insurance is subject to numerous exclusions and limitations.  The Company maintains a Total Office Policy in Canadian dollars on its principal offices.  Generally, the Total Office Policy provides All Risk Replacement Cost Coverage on office contents, up to $450,000, with a $2,500 deductible.  In addition, the policy provides Commercial General Liability coverage of up to $5,000,000 for Third Party Bodily Injury or Property Damage, per occurrence and $2,000,000 for Tenants Legal Liability for any one leased premises, with a $500 deductible.  The Company also has insurance coverage of up to $5,000,000 for non-owned automobile liability.

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

Foreign Countries and Regulatory Requirements:  The projects in which the Company has an interest are located in Peru and Argentina.  Mineral exploration and mining activities in Peru and Argentina may be affected in varying degrees by political instability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  The Company does not maintain and does not intend to purchase political risk insurance.  Exploration may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety.  The status of Peru and Argentina as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects.  The effect of all of these factors cannot be accurately predicted.  The Peruvian and Argentine economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions.

Argentina has recently experienced some economic and political instability.  Management believes the new democratic elected government is making progress in the domestic economy and it is improving the image of the country internationally.  Additionally, management believes the economic crisis of December 2001 has been overcome, and although the country had defaulted on its loans, it has repaid its debt to the International Monetary Fund in December 2005.  The Company maintains its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in South America.  The Company does not believe that any current currency restrictions which may be imposed will have any immediate impact on the Company’s activities.

Impact of Government Regulations on the Company’s Business:  The Company’s activities are subject to various governmental regulations in Peru, Argentina and Chile.

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

Item 4.   Information on the Company.

History and Development of the Company

The Company was incorporated pursuant to the Company Act (British Columbia) (the “Company Act”) on April 11, 2000 under the name “XS Capital Corp.”  The single outstanding share was transferred to Mr. Cacos, President and a director of the Company, on April 11, 2001 from Joseph Grosso (a director and Chairman of the Company between February 2004 and October 2008) The Company had no business assets and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below.  As a result of the decision to engage in mineral exploration activities, the Company changed its name to “Amera Resources Corporation” on March 4, 2003.  There was no change of control or change in management in connection with the name change.

On March 29, 2004, the BCBCA came into force in British Columbia and replaced the Company Act, which is the statute that previously governed the Company.  In connection with the adoption of the BCBCA, the Company’s shareholders (at a shareholder meeting held on June 30, 2004) approved the adoption of new Articles (which replaced in their entirety the prior Articles), approved a resolution which removed the Company from governance under certain “pre-existing company provisions” under the BCBCA, and altered the company’s authorized share capital from 100,000,000 (pre-consolidated) common shares without par value to an unlimited number of common shares without par value.  By Notice of Alteration, the Company’s Articles were altered effective September 13, 2004.

On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares; the Notice of Articles of the Company be amended; and the name of the Company be changed to Panthera Exploration Inc.

The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on December 23, 2008.

 In December 2003, the Company completed its initial public offering (“IPO”) and commenced trading on the TSX-V under the symbol “AMS”.  Effective September 13, 2006, the Company received clearance for trading on the OTCBB under the symbol “AJRSF”.  Following the Company’s name change to Panthera Exploration Inc. in December 2008, the TSX-V trading symbol changed to “PNX.V” and the OTCBB trading symbol changed to “PNXLF.OB” effective December 31, 2008.

See “Item 10. Additional Information - Memorandum and Articles of Association.”

The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

The Company entered into a Letter of Intent, dated March 6, 2003, (the “Letter of Intent”), as amended by Amending Letter Agreement dated September 30, 2003, (the “Amended Letter Agreement”), with IMA Exploration Inc. (“IMA”) and Inversiones Mineras Argentinas S.A. (“IMASA”), an indirect, wholly-owned subsidiary of IMA, whereunder the Company was granted an irrevocable option (the “Mogote Option”) to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the “Mogote Project”).  See “Item 4. Information on the Company - Property, Plants and Equipment - Principal Properties - Mogote Project” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  To exercise the option, the Company was required to issue an aggregate 1,650,000 common shares (pre-consolidated) and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid ($197,854) to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project,.  The Company also agreed to make all payments required to maintain the Mogote Project in good standing, including all payments due to the underlying owners and vendors thereof, a total of US$269,100.  As of December 31, 2008, the exploration expenditures and the IMA expenditures obligation have been paid in full and 1,650,000 common shares (pre-consolidated) have been issued.  Having fulfilled its obligations under the Mogote Option, the Company continues to be the operator of the Mogote Project.

In March 2005, pursuant to an Acknowledgement Agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the “Roy and Hills Claims”). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004.  Mr. Jones is an arm’s length, third party.  Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company’s wholly-owned subsidiary and Quitclaim Deeds were filed with the Bureau of Land Management on June 1, 2005.  On June 9, 2006, the Company granted an option (the “Astral Letter of Agreement”) on its Roy and Hills properties in Nevada to Astral Mining Corporation (“Astral”).  Under the terms of the Astral Letter of Agreement, Astral may have earned up to an 80% undivided interest in the Roy and Hills Claims.  Astral could have earned an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares (pre-consolidated) to the Company.  Astral could then elect to earn an additional 15% interest, by issuing a further 500,000 common shares (pre-consolidated) to the Company and completing a bankable feasibility stage, within three years.  The Astral Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 shares (pre-consolidated) to the Company on August 4, 2006. In 2007 Astral carried out a drill program on the Roy and Hills gold projects.  During 2008, the Hills claims were dropped due to the negative results and Astral’s recommendation.  During 2008 the option agreement with Astral was terminated due to challenging market conditions.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills claims and still maintains title to the Roy property claims. See “Item 4. Information on the Company - Property, Plants and Equipment”.

On April 11, 2005, the Company entered into an option agreement with, Carlos Martin Thompson Palacios, for the 800 hectare Cruz de Mayo property located in the southern portion of the Department of Cuzco in Peru. The Company also acquired by direct staking 2,200 hectares of adjacent land for a total of 3,000 hectares.  The Company served notice that they were terminating the option as of July 30, 2007.  See “Item 4. Information on the Company - Property, Plants and Equipment”.

In October 2005, the Company applied for the 2,400 hectare Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  On March 2, 2006 the Company was formally granted the concession title by the Peruvian government and now holds a 100% interest in the property through its wholly-owned Peruvian subsidiary Recursos de los Andes S.A.C. See “Item 4. Information on the Company - Property, Plants and Equipment”.

On December 7, 2006, the Company executed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru.  Upon signing of a cession of mining rights for the property, the Company made a cash payment of US$120,000.  An initial 51% interest could be earned upon incurring US$650,000 in work expenditures and payment of US$890,000.  During the first quarter of 2008, the Company tested various targets at the Laguna Gold Project and determined that proceeding was not feasible.  As a result, the Laguna Gold Project option was terminated.  Accordingly, acquisition costs of $237,816 were written off in the first quarter of 2008.  The Company has no further obligations under the Laguna Gold Project option agreement.  See “Item 4. Information on the Company - Property, Plants and Equipment”.

On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture hired an operations manager and retained contract exploration personnel.  The joint venture was evaluating a number of opportunities but did not acquire any mineral properties to date. Accordingly, the Company’s proportionate share of costs incurred have been recorded as exploration expense.  On May 7, 2008, the Company withdrew from the Golden Amera  Joint Venture Agreement and stopped contributing further funds.

On  September 19, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in two groups of projects in Peru, the “Junin Projects” and the “Arequipa Project” (collectively, the “MPDP Projects”).

In order to earn a 70% undivided interest in the MPDP Projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin and Arequipa Projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each MPDP Project property 60 days after receiving notice that 1,500 metres of drilling has been completed by the Company. In 2008, the MPDP Projects option was terminated.

On November 15, 2007, the Company signed a Letter of Intent with Victor Marcial Garcia Garcia and his wife Elvira Carmen Maria Agois Barbier   (the “Loma Letter of Intent”) to option up to a 100% interest in the “Loma Colorada Property” located in the Ancash Department, Peru.  Under the terms of the Loma Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US$1,400,000 in exploration expenditures and make US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US$1,000,000. The Loma Colorada option was terminated in 2008 due to the inability to advance the project and the challenging market environment.

On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to a 70% interest in the Toro Blanco, San Felipe and Sura Properties located in the Huancavelica Department, Peru (collectively, the “Huancavelica Properties”).  In order to earn an initial 51% undivided interest in the Huancavelica Properties, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of the Huancavelica Properties by completing a positive feasibility study on each Huancavelica Property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the Huancavelica Property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the Huancavelica Property. The Company terminated the option with Geologix in 2008 due to the challenging market environment.

On June 25, 2008, the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project.  The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt. The Cercana claims are held under an option to purchase contract with a private Peruvian company. The Company has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee was paid of $5,000 in respect of this transaction. During 2008, the Company decided to terminate this option agreement.

To date, the Company has raised $12,971,299 in cash through the sale of its securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.  There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

Acquisition and Disposition of Mineral Property Interests during the Three Prior Fiscal Years

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties. Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized.

The Company has made additions to mineral properties acquisition costs of $168,320, $569,051 and $302,095, exploration expenditures of $2,165,600, $1,364,324 and $817,630,  and capital assets of $Nil, $Nil and $Nil for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

In fiscal 2008, the Company wrote off acquisition costs of $237,816 for Laguna and $110,120 for other properties in Peru.  The Company wrote off mineral property acquisition costs for its Walker Lane properties in the US in the amount of $64,010. In fiscal 2007 the Company wrote off mineral property acquisition costs for its Cruz de Mayo property in Peru in the amount of $156,240.  In fiscal 2006 the Company wrote off mineral property acquisition costs for its Esperanza and Sayhue properties in Peru for a total of $206,811.  During fiscal 2006, the Company granted an option on its Roy and Hills properties in Nevada.  See “Item 4.  Information on the Company - Property, Plants and Equipment - Principal Properties”

Subsequent to the fiscal year ended December 31, 2008, by a Property Transfer Agreement dated May 25, 2009 (the “Property Agreement”), the Company agreed to sell and transfer to Golden Arrow Resources Corp. (“Golden Arrow”) all of the Company’s interests in four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina (collectively, the “Properties”), representing all or substantially all of the Company’s undertaking, and more particularly described as follows.  The transaction is subject to disinterested shareholder approval at the Company’s annual and special meeting of shareholders scheduled for July 22, 2009.

Cocha,  Acero, Fuyani and Mitu Properties, Peru

Project	Claim	Ownership	File No.	Hectares
Acero	Acero 1	Recursos de los Andes S.A.C.	010-2343-05	800
	Acero 2		010-2344-05	900
Cocha	Cocha 1	Recursos de los Andes S.A.C.	01-03261-05	900
	Cocha 2		01-03262-05	1000
	Cocha 3		01-03263-05	500
	Cocha 4		01-04495-06	1000
	Cocha 5		01-04497-06	1000
	Cocha 6		01-04496-06	1000
	Cocha 7		01-04498-06	1000
	Cocha 8		01-04494-06	700
Fuyani	Fuyani	Recursos de los Andes S.A.C.	01-00875-06	1000
Mitu	Mitu 1	Recursos de los Andes S.A.C.	01-00869-06	1000
	Mitu 2		01-00870-06	1000
	Mitu 3		01-00871-06	1000
	Mitu 4		01-00872-06	1000

Mogote Property, San Juan Province, Argentina

FILE N°	PROPERTY NAME	SURFACE
425.098-A-00	ADELA 1	1999 has
Mine

156.277-S-76	MOGOTES 1	54 has
Mine

156.280-S-76	MOGOTES 4	54 has
Mine

156.281-S-76	MOGOTES 5	54 has
Mine

156.282-S-76	MOGOTES 6	54 has
Mine

156.283-S-76	MOGOTES 7	54 has
Mine

156.285-S-76	MOGOTES 9	54 has
Mine

156.290-S-76	MOGOTES 14	54 has
Mine

520.275-V-97	MOGOTES NORTE	1651 has
Mine

520.274-V-97	MOGOTES SUR	2126 has
Mine

338579-R-92	MOGOTES	2348 has
Cateo

338.579-R-92	Exploration	2349 has
Permit

112442-I-07	Exploration	148 has
Permit

112443-I-07	Exploration	166 has
Permit

The Company has conducted exploration work on the Properties since 2003 for the Mogote property in Argentina, and since 2004 for the other four (4) Peruvian properties.  The Company has incurred a total of $1,468,502 in acquisition costs and another $6,535,083 in exploration work over that period, with the primary expenditures being for the Mogote property of $1,389,309 in acquisition costs and $1,583,813 in exploration work.  The Company also holds the Roy property consisting of 478 hectares located in the Walker Lane epithermal belt of west central Nevada.  The Company currently has total indebtedness of over $650,000.

The Company had financed the acquisition and exploration costs on the Properties through equity financing, and in addition for the Mogote property by a 51%/49% joint venture with Golden Arrow (which originally optioned to the Company in 2003 and still holds 49% of the Mogote property).  Unfortunately, the prevailing current economic conditions have inflicted a severe blow to the viability of sustaining the Company’s operations in Peru and Argentina.  Being unable to raise new equity financing, and with the substantial accumulated corporate debts, the Company came to the conclusion in early 2009 that it cannot sustain its operations in South America.  In result, the Company wrote down its investment in the Properties for its first quarter ended March 31, 2009 by another $1,279,502.  Furthermore, the ongoing maintenance requirements for the concessions in Peru required significant financial payments of $107,000 before the end of June 2009.  Due to the current weak financial position of the Company, it would have been unable to make these property payments, and the concessions would have lapsed.  Accordingly, the Management of the Company had to make the difficult decision of ceasing operations in South America and liquidating its assets.

Efforts Management has Made to Secure Best Price

The Company monitored the growing credit crisis through August 2008, and in early 2009 initiated early discussions with possible purchasers of the projects, as a parallel activity to discussions with project funding sources.  As the global financial crisis grew, and commodity and equity prices collapsed, the interest of brokers in taking on any new equity financing for a junior exploration company with projects in South America waned and the range of offering prices spiraled downwards.

The deteriorating equity markets made it impossible for the Company to complete project financing through issuing additional equity in the Company given the amounts required to be raised and the financial market conditions.  In result, faced with the prospect of losing the Properties through forfeiture, the decision was made to sell the Company’s interests in the Properties, and maintain the Roy property in Nevada.

Golden Arrow originally optioned to the Company in 2003, and has been a joint venture partner of the Company on, the Mogote property since the Company earned its 51% interest therein in 2008.  The Board of Directors of the Company has two directors in common with Golden Arrow, Nikolaos Cacos, President and CEO of the Company, and Dr. David Terry, P. Geo., and accordingly under the policies of the TSX Venture Exchange (the “Exchange”), the Company therefore deals with Golden Arrow on a non-arm’s length basis.  Golden Arrow is an informed purchaser, knowledgeable about the mineral exploration industry in general and the exploration and development of properties in South America in specific.  Golden Arrow was an obvious potential purchaser for the Properties, due to its existing 49% interest in the Mogote property.

On the basis of other discussions with possible purchasers, and the lack of potential sources of funding available to the Company to finance development of these projects, and the Fairness Opinion described below, Management is of the opinion that the purchase price payable for the Properties under the Property Agreement is fair and reasonable, given the uncertainty as to how long the current financial environment will last, the uncertainties regarding the on-going market value of the Properties, and the costs, capital investment, and timeline required to develop these projects.  Management was also mindful of the fact that significant property maintenance costs of $107,000 are due by the end of June 2009 to maintain the Peruvian properties in good standing, failing which these properties and the Company’s significant investment therein will be lost.

Terms and Conditions of the Property Agreement

Pursuant to the terms of the Property Agreement, Golden Arrow will purchase the Properties from the Company for consideration of US$150,000, and grant to the Company a one percent (1%) net smelter returns royalty (the “NSR Royalty”), one half of which may be purchased by Golden Arrow for US$1 million.  Golden Arrow will also assume all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.

The USD$150,000 to be paid by Golden Arrow for the Properties, will assist the Company in paying down its indebtedness.  The Company plans to aggressively pursue its debt reduction plans, and the Disposition is part of a wider re-organization plan to finance or settle all of the Company’s outstanding debts.

Fairness Opinion

The board members who are independent of any material interest in Golden Arrow or the Disposition, being Messrs. Jerry Minni, Gerald Carlson and Robert Coltura, approved the Disposition by way of directors’ consent resolutions.  The disinterested members of the Company’s board of directors commissioned Bruce McKnight Advisor Services (“McKnight”) to prepare a fairness opinion regarding the Disposition.  McKnight prepared a fairness opinion dated May 22, 2009 (the “Fairness Opinion”), which found that the terms of the Disposition were fair and reasonable from a financial point of view to the shareholders of the Company.

The Fairness Opinion made the following determinations: The Properties have a value of $300,000 using an adjusted appraised value method, and $290,000 using an adjusted comparable transactions method.  The average of these two amounts should be discounted by 4% as a result of the NSR Royalty, meaning the Properties have an estimated net aggregate value of $280,000, which is about $105,000 above the value of the offer in Canadian dollars.  As Golden Arrow would have been required to pay $107,000 in claim validation fees in respect of the Properties, McKnight considered Golden Arrow’s total cost for the Properties to be approximately $282,000, which is almost identical to the estimated aggregate net value thereof.

Interim Bridge Financing and Collateral Security

In view of the Company’s lack of financial resources, and the pending deadline for the property maintenance payments (failing payment of which the Peruvian properties would be lost), on June 15, 2009 the Company agreed to borrow the sum of $150,000 from Golden Arrow (the “Loan”), and the Company will use the Loan proceeds to maintain the Properties in good standing and for general working capital requirements.  The Loan will be a short term loan repayable after 90 days on demand, with interest at 4% per annum.  The Loan is secured by a promissory note and a general security interest in favour of Golden Arrow against the Properties, including any successor or substitute titles, and any equipment located on the Properties, all technical data and information concerning the Properties, and any insurance or sale proceeds therefrom.  In result, if the Disposition is not approved by the shareholders of the Company at the annual general and special meeting of shareholders scheduled for July 22, 2009, and the Company fails to repay the Loan to Golden Arrow by September 13, 2009, then Golden Arrow will be in a position to demand immediate repayment, and if the Company fails to repay the Loan, seize possession of the Properties under its collateral security for the Loan.  In the alternative, if the Disposition is approved by the shareholders of the Company and the transfer of the Properties to Golden Arrow is completed, then the Loan will be considered as a prepayment towards and offset of the acquisition price of the Properties, less any maintenance fees for the Properties paid by the Company, upon the closing of the Property Agreement.  If the Disposition is not approved by the shareholders of the Company, and Loan is repaid in full by the Company, then the Company has granted Golden Arrow the right of first refusal to acquire the Properties, if the Company wishes to sell the Properties within the next two years.  The Loan was approved by the disinterested directors of the Company, with the two common directors (Messrs. Cacos and Terry) declaring the nature and extent of their interests and abstaining from voting on the Loan.

Business Overview

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

No capital expenditures were made by the Company during the 2008, 2007 and 2006 fiscal years other than expenditures relating to the Company’s mineral property interests.  See “Item 4. Information on the Company - Business Overview - Exploration Expenditures.”

The Company is an exploration stage company exploring primarily for precious and base metals.  To date, the Company has not earned any production revenue, nor found any “reserves” on any of its properties, as that term is defined in SEC Guide 7.  Since March 2003, the Company has entered into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, United States.  In addition, during 2004, the Company acquired interests in properties located in Chile adjacent to the Company’s Mogote properties.  These Chilean properties were staked to add to the Mogote Property in Argentina.  The Mogote Property is located near the border of the two countries.  The Chilean properties are being held by the Company’s wholly owned Chilean subsidiary, Amera Resources Chile Sociedad Contractual Minera.  See “Item 4.  Information on the Company - History and Development of the Company” and “Item 4. Property, Plants and Equipment - Principal Properties - Mogote Project”.

Exploration Expenditures

During fiscal 2008, the Company incurred $168,320 for mineral property acquisition costs and incurred $1,334,989 on exploration expenditures related to specific mineral property interests and incurred $830,611 on non-specific mineral property interests.

During fiscal 2007, the Company incurred $569,051 [including $333,000 which is attributed to 900,000 shares (pre-consolidated)]  issued by the Company) for mineral property acquisition costs and incurred $842,188 on exploration expenditures related to specific mineral property interests and incurred $522,136 on non-specific mineral property interests.

During fiscal 2006 the Company incurred $302,095 [including $126,000 which is attributed to 300,000 shares (pre-consolidated)] issued by the Company) for mineral property acquisition costs and incurred $520,820 on exploration expenditures related to specific mineral property interests and incurred $296,810 on non-specific mineral property interests.

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

(ii)

Amera Resources (US) Inc., a Nevada (U.S.) corporation, incorporated on February 2, 2005, was formed to hold the Company’s interests in its Nevada properties.  The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.

(iii)

Amera Resources Chile Sociedad Contractual Minera, a Chilean company, was formed in May 2005 to hold the Company’s interest in its Chilean properties.  The Company owns all of the outstanding voting and equity interests in Amera-Chile Sociedad Contractual Minera.

(iv)

Amera Resources (BVI) Inc., a British Virgin Islands company, was formed on January 10, 2007. The Company owns all of the outstanding voting and equity interests in Amera Resources (BVI) Inc.

The Company was also a 50% shareholder in Golden Amera Resources Inc. (BVI) (“Golden Amera”), incorporated in the British Virgin Islands on January 30, 2007.  Golden Amera established a branch in Colombia that conducts exploration activities in that country.  In May 2008, the Company withdrew from the Golden Amera joint venture.

Amera Argentina was formed as a branch [under Argentinean law] to operate in Argentina.

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiaries.

Organizational Chart

	PANTHERA EXPLORATION INC. (formerly Amera Resources Corporation) (Vancouver, British Columbia) (Registered in B.C. and a foreign entity registered in Argentina)		Amera Argentina Branch

100%	100%	100%

Amera Resources Chile Sociedad Contractual Minera (Chile) May 2005	Amera Resources (US) Inc. (Nevada) February 2005	Amera Resources (BVI) Inc. (BVI) January 10, 2007

		100%

		Rescursos de los Andes S.A.C (Peru) September 2004

Principal Offices

The Company’s principal office is located at #709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.  The Company’s registered office is located at #709 – 837 West Hastings Street, Vancouver, B.C.  V6C 3N6 and its phone number is 604-687-1828.

Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. (the “Grosso Group”) pursuant to which the Grosso Group provides offices and administrative and management services to the Company. The arrangement with the Grosso Group was terminated effective September 1, 2008. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

Property, Plants and Equipment

The Company’s activities are focused on the exploration of its mineral property interests.  As of the date of this annual report, the Company does not have any plant and equipment, mines or producing properties.  The Company’s proposed programs are exploratory in nature and all of the Company’s properties are without known reserves.

The Company's principal assets are its options and claims to acquire interests in unproven mineral claims.  Under Canadian and US GAAP, option payments directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the ore body following commencement of production or written off if the property is sold or abandoned.  Exploration expenditures and other administration costs are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition costs with a view to assessing whether there has been any impairment in value.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.  As of May 31, 2009, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

This accounting treatment is different under US GAAP, under which US GAAP requires that development costs not be capitalized until a positive feasibility study is completed.  The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

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

The following map identifies the location of the Mogote Property:

Mineral Titles Included in Mogote Property

The Mogote Property consists of one cateo and ten minas on the Argentinean side of the border. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote Property on the Chilean side of the border.  The combined claims total 9,619 hectares.

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

The Company has a 51% interest in the Mogote Property. The Mogote Property is comprised of eight mineral concessions, comprising 8,009 hectares and is located in San Juan Province, Argentina.  As of December 31, 2008, the Company had expended $1,389,309 in acquisition costs and $1,583,813 in exploration expenses on the Mogote Property.

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

The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G., a Qualified Person.  Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an assay service provider.  No exploration work was carried out on the Mogote Property in 2006, 2007 or 2008.  The Company has no current plans to conduct exploration on the property and has not budgeted any funds for further work at this time.

Chubut Properties

The Company entered into a Property Purchase Agreement, dated March 6, 2003, with IMA and IMASA, where under the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the “Chubut Properties”).  See “Item 4.  Information on the Company - History and Development of the Company - Property, Plants and Equipment - Principal Properties and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”

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

Rosas Pampa
Cocha
Huari
Ocoro
Cinta Verde
Apata
Concepcion
HUANCAYO
Chaquicocha
Salcabamba
Viques
Pazos
Colca
Pampas
Colcabamba
Cuena
Huantapara
Paucarbmaba
Huando
Cosme
Acoria
Esmeralda
Paucara
HUANCAVELICA
8680000 mN
8660000 mN
8640000 mN
8620000 mN
500000 mE
520000 mE
540000 mE
N
LEGEND
Roads
Cities
100% owned properties
Properties under option
(from Minera Phelps Dodge)
0
10
20
kilometres
ECUADOR
COLUMBIA
PERU
BRAZIL
PACIFIC
OCEAN
Trujillo
Lima
Map
Area
BOLIVIA
Arequipa
CHILE

Cocha and Junin MPDP Projects

Junin and Huancavelica Departments, Peru

Drawn October 5, 2007, revised March 2008

AMERA

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

Exploration and Proposed Program

The Cocha Property is located in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization.  Initial sampling of the property at the “Discovery Outcrop” showing in the Central Cocha trend where copper-silver mineralization was first encountered, returned a continuous series of chip samples which assayed 0.80% copper and 10ppm silver over 80m, including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 ppm silver and 1.38% copper and 26.2 ppm silver (see table below).  Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

2005 Cocha Property Rock Sampling Results

Sample Number	Location	Type	Interval (m)	Cu (%)	Ag (ppm)
246006	Discovery Outcrop	chip	10.0	1.38	26.2
246005	Discovery Outcrop	chip	10.0	0.54	7.6
246008	Discovery Outcrop	chip	10.0	0.22	1.3
246003	Discovery Outcrop	chip	10.0	0.05	0.3
246002	Discovery Outcrop	chip	10.0	0.46	3.6
246001	Discovery Outcrop	chip	10.0	0.06	0.4
246200	Discovery Outcrop	chip	10.0	2.69	24.4
246241	2.4km SSW of D.O.(*)	chip	0.7	2.89	99.2
246242	1.6km SSW of D.O.(*)	chip	0.3	1.65	1.5

(*)D.O. equals Discovery Outcrop

While carrying out surface exploration work on the property the Company's geologists discovered the Merce Showing which assayed 0.46% copper and 9.4 ppm silver over 9.5m in outcrop and is located approximately 700m northwest and on trend from the Discovery Outcrop. This 9.5m interval is comprised of three consecutive chip samples, including: 0.18% copper and 4.2 ppm silver over 4.0m, 1.7% copper and 25.1 ppm silver over 1.0m and 0.43% copper and 10.6 ppm silver over 4.5m.

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

A Phase I drill program on the Cocha Project began in August 2006, and complete results were received and reported in November 2006.  The program was designed to provide a preliminary test of approximately 400m of the strike length along the mineralized trend in either direction from the Discovery Outcrop to approximately 150m vertical depth. A total of 1,394m in eleven diamond drill holes were completed.  Results from the Phase I drill program are provided in the table below.

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

A 2,000m Phase II drill program began during the fourth quarter of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target.  Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused.  Results from these drill holes are provided in the table below.

2007 Cocha Property Phase II Drilling Results

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

The Phase II drill program demonstrates the complex nature of the stratabound copper-silver mineralization at Central Cocha and the lenticular shape of the mineralized bodies.  To date, six diamond drill holes (CO-06-01, CO-06-02, CO-06-03, CO-07-12, CO-07-17 and CO-07-20) have been drilled along a single northeast-oriented fence to outline the geometric shape and size of the "Discovery Outcrop" area of the Central Cocha Zone. Results delineate a mineralized body that dips 60 degrees northeast, has an average true width of 22m, a down-dip length of 100m and is closed off 100m along strike to both the northwest and southeast by barren drill holes. The vertical depth of the body extends to 100m depth from surface. In addition, three smaller and lower-grade lenticular mineralized bodies were identified in the hanging wall by the Phase II drilling.

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

2008 Exploration Program

In March-April 2008, the Company completed Induced Polarization (IP) and ground magnetometer geophysical surveys covering the Central Cocha, South Cocha and East Cocha targets.  VDG del Perú S.A.C carried out the program on behalf of the Company.

A total of 25 IP lines and 27 magnetometer lines were spaced between 100m and 200m with lines extending from 1,200m to 2,000m in length. Grid lines are oriented perpendicular to the geologic structure that hosts mineralization. IP data were collected along pole-dipole stations every 100m except in Central Cocha where 50m pole-dipole stations were used for higher resolution. The IP survey was designed to test for sulfide concentrations up to 395m depth. Ground magnetic data were collected along the same grid lines as the IP, however extra magnetic lines were added at Central Cocha. Inverted 2D sections and horizontal depth slices were generated from the IP data to create chargeability and resistivity contour images. Surface contour maps were created from the ground magnetometer surveys.

Central Cocha

At the Central Cocha "discovery outcrop", the survey was completed over the drill-tested mineralized zone to characterize the IP, resistivity and magnetic response for application to additional nearby stratabound prospects. Although a steep dipping IP response correlates well with the Central Cocha drill-tested mineralized zone, a broad chargeability high is coincident with a resistivity high and magnetic low at approximately 200m depth from surface and about 40m beneath the deepest diamond drill hole. In order to better define the large anomaly, the Company filled in the original IP line with 50m pole-dipole spacing and added three more lines. Two lines are spaced 100m on either side of the discovery outcrop line and the fourth is perpendicular. The additional lines confirm the IP anomaly, which according to its shape, size and chargeability resembles a sulfide bearing intrusive stock.

South Cocha

IP and ground magnetic surveys totaling 16.8 line kilometers along 11 survey lines were carried out over the South Cocha target. A strong linear chargeability high and resistivity high corresponds with outcropping mineralization in the south central portion of the survey area. A second chargeability high parallels this anomaly to the northwest and is concealed approximately 50m from surface.

East Cocha

High-grade structurally-controlled gold-copper-silver mineralization associated with quartz-barite veining up to 2m in width, and traced on surface for 600m, at the the East Cocha target corresponds with low chargeability defined by 10 survey lines totaling 15.1 line kilometres. The outcropping mineralization, however, is flanked on either side by chargeability highs. In cross section the eastern anomaly appears to outcrop but is buried beneath glacio-fluvial cover on surface and corresponds to a low magnetic response.

The 2008 geophysical program was reviewed by Peter Ellsworth, the Company’s then Vice President Exploration and a Qualified Person as defined in National Instrument 43-101.

The Company has not found any “reserves” on the Cocha Property, as that term is defined in SEC Guide 7 adopted by the SEC.   The Company is currently seeking a joint-venture partner to advance Cocha with a drill program to test the targets.

Analyses for the samples from the Cocha Property were performed by ALS Chemex Laboratories (“ALS Chemex”) in Lima, Peru and North Vancouver, Canada.  All core samples were analyzed in Lima, Peru using Atomic Absorption Spectrometry (“AAS”) and Inductively Coupled Plasma (“ICP”) methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the Discovery Outcrop Zone in hole CO-07-20 was performed by Acme Analytical Laboratories of Vancouver, Canada, with results comparing favorably to those from ALS Chemex. The 2005 and 2006 work programs were carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., and reviewed by Dr. David A. Terry, P.Geo., both Qualified Persons.  The 2007 and 2008 work programs were reviewed by Peter Ellsworth, Licensed Geologist, then Vice President Exploration for the Company and a Qualified Person.

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
0 100 200 Kilometers
CHILE

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

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings.  The Company has completed an Induced Polarization (IP) and ground magnetic survey, conducted by VDG del Perú S.A.C, over the down-dip projection of the mineralized zones.  The Company is currently seeking a joint-venture partner to advance Mitu with a Phase I drill program.

Analytical determinations were conducted by ALS Chemex, using gold fire assay with atomic absorption finish and ICP for multi-element analyses. Work on the Mitu Property was carried out under the direction of Peter C. Ellsworth, M.Sc., Licensed Geologist, Qualified Person, and then Vice President Exploration for the Company.

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

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property.  Tabulated preliminary sample results from surface sampling of the Acero Property are presented below.  No work was carried out on the Acero Property in 2006, 2007 or 2008.

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

No work was carried out on the Property in 2007 or 2008.   In 2008, the Company terminated the option with MPDP due to inability to access the Junin projects and the challenging market conditions.

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

The Company has not found any “reserves” on the Fuyani Property, as that term is defined in SEC Guide 7. Only four rock samples have been collected from the Fuyani Property to date.  No work was carried out on the Fuyani Property in 2007 or 2008.

Korimarca Property, Department of Cuzco, Peru

The “Korimarca Property” is located 20 km north of Santo Tomas in the department of Cuzco, Peru.  The Company carried out very limited surface work on the Property.  The Company did not renew the Korimarca claims in 2008.

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

In early 2008, the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna property.  In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas.  During the first quarter of 2008, the Laguna Gold option was terminated and the acquisition costs of $237,816 incurred were written off.

The Company identified no “reserves” on the Laguna Gold Property, as that term is defined in SEC Guide 7.

Loma Colorada, Ancash Department

On November 15, 2007, the Company signed the Loma Letter of Intent with to option up to a 100% interest in the Loma Colorada Property located in the Ancash Department, Peru.  See “Item 4. Information on the Company – History and Development of the Company”.

The Company acquired and reviewed a geochemical database for the Property.  The distribution and consistently elevated copper values combined with the style of alteration and mineralization indicate the Loma Colorada Property is a large tonnage porphyry copper exploration target.

The Loma Colorada option was terminated in 2008 due to inability to advance the project and the challenging market environment.

The Company has not found any “reserves” on the Loma Colorada Property, as that term is defined in SEC Guide 7.

Toro Blanco, San Felipe and Sura Properties, Huancavelica Department, Peru

On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. (“Geologix”) to earn up to a 70% interest in the Huancavelica Properties (comprised of the Toro Blanco, San Felipe and Sura Properties) located in the Huancavelica Department, Peru.   See “Item 4. Information on the Company – History and Development of the Company”.

The Company reviewed Geologix exploration data, which include rock and soil geochemistry, PIMA surveys and regional geologic mapping.  Gold anomalies occur on each Property.

In 2008, the Company terminated the option with Geologix due to the challenging market environment.

The Company has not found any “reserves” on the Toro Blanco, San Felipe and Sura Properties, as that term is defined in SEC Guide 7.

Cercana, Department of Arequipa, Peru

In early 2008, the Company entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project located in Arequipa department, southern Peru.  See “Item 4. Information on the Company – History and Development of the Company”.

In 2008, the Company terminated its option on the Cercana Project due to challenging market conditions.

Cruz de Mayo Property, Department of Cuzco, Peru

In July 2005, the Company obtained an option to acquire the 800 hectare Cruz de Mayo Property located in the southern portion of the Department of Cuzco in Peru (the “Cruz de Mayo Property”).  The Company also acquired, by direct staking, 2,200 hectares of adjacent land.  Effective July 30, 2007 the Company terminated the option.  Accordingly, the Company has written-off $156,240 of costs capitalized to the property to date.

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

On June 9, 2006, the Company entered into the Astral Letter of Agreement, whereby it granted an option on its Roy and Hills Claims to Astral. Under the terms of the Astral Letter of Agreement, Astral could earn up to an 80% undivided interest in the Roy and Hills Claims.  Astral could earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares to the Company.  Astral could then elect to earn an additional 15% interest, by issuing a further 500,000 common shares to the Company and completing a bankable feasibility stage, within three years.

In 2007, Astral carried out a drill program on the Roy and Hills gold projects.  During 2008 the option agreement was terminated by Astral due to challenging market conditions  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills claims and still maintains title to the Roy property claims.

Location and Access

The 478 hectare (1,180 acre) Roy Property is located 56 kilometres northwest of Tonopah.  The Roy Claims are adjacent to the Pole Line road and access to them is by truck from Tonopah.  A power line follows the Pole Line road just east of the Roy Property.  The following map identifies the location of the Roy Claims:

Mineral Tenure

Mineral Titles included in the Roy project:

PROPERTY	CLAIMS	CLAIM NUMBER	ACRE	OWNER	EXPIRY DATE	PAYMENT/WORK REQUIRED
ROY (59 claims)	1 to 59	884363 to 884421	1,180	Amera Resources (US)	N/A	US$125 per claim for federal and US$8.50 per claim for county

History

The Roy property is located along the northern margin of the prolific Walker Lane epithermal belt, which has seen past production of more than 35 million gold equivalent ounces.  On the Roy property, several short rotary drill hole sites were found testing the more silicified alteration.  Results from this earlier drilling are unknown.

Exploration and Proposed Program

The Roy claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels. Work by the Company on the Roy Claims includes surface mapping, geological sampling, and a ground magnetics survey carried out by Quantec Geophysic along 200 meter-spaced lines with 10 meter-spaced sample points.

On the Roy property a gold-silver epithermal system is hosted within an alteration zone that outcrops over a 2.25 square kilometre area.

A 7-hole 1,000m Phase I drill program started in January of 2007 on the Roy and Hills gold projects with results reported on May 18, 2007.  Results from the program include a 6.1m interval averaging 0.89 ppm gold, including a 1.5m interval assaying 2.1 ppm gold, from between 3.0 and 9.1m depth in hole R-07-5. Zones of anomalous arsenic concentration were observed in all holes except R-07-7; zones of elevated silver and copper were detected in hole R-07-05 and a 20.1m wide zone of arsenic-mercury±antimony±copper was present near the top of hole R-07-06.

The Company has not found any “reserves” on the Roy and Hills Claims, as that term is defined in SEC Guide 7.  There is no current exploration plans for the Roy property.

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

Plan of Operation and Exploration Budget

As of May 31, 2009, the Company had negative working capital of approximately $590,000.  As a result the Company has not budgeted for any exploration programs on its properties in Peru or Argentina during 2009.  The Company is actively seeking joint venture partners to advance its projects.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2008, 2007 and 2006 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 13 of the Company’s audited financial statements for the years ended December 31, 2008, 2007 and 2006 which are included herein.  The noon rate of exchange on May 31, 2009, reported by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was CDN$1.0961 (US$0.9123 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation.  The Company does not engage in hedging activities.

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

Overview

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina.  In December 2003, the Company completed its initial public offering and commenced trading on the TSX-V under the symbol “AMS”.  Effective September 13, 2006, the Company received clearance for trading on the OTCBB continuing under the symbol “AJRSF”.  Following the Company’s name change to Panthera Exploration Inc. in December 2008, the TSX-V trading symbol changed to “PNX.V” and the OTCBB trading symbol changed to “PNXLF.OB” effective December 31, 2008.

The Company is an exploration stage company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.  The Company has been focusing on conducting exploration programs on the Mogote property in Argentina and on its portfolio of properties in Peru .

During 2005 the Company staked or optioned the Cruz de Mayo, Acero and Cocha properties in Peru.  During 2006 and the beginning of 2007, the Company staked or optioned the Fuyani, Mitu, and Laguna properties in Peru.  See “Item 4. Information on the Company - Property, Plants and Equipment - Other Properties.”

On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  Unless otherwise specified, all per share amounts and outstanding shares, including all common stock equivalents (stock options and warrants) have been adjusted in this Item 5. Operating and Financial Review and Prospects  - Results of Operations section of this 20-F for all periods presented to reflect the stock consolidation.

Results of Operations

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

For the year ended December 31, 2008, the Company reported a net loss of $3,472,349 ($0.90 per share), an increase in loss of $398,552 from the $3,073,797 ($1.00 per share) for the year ended December 31, 2007.

A total of $3,084,684 of exploration and operating costs were incurred for the year ended December 31, 2008, compared to $2,976,860 for the year ended December 31, 2007.

Exploration expenditures increased to $2,165,600 in 2008 compared to $1,364,324 in 2007.  In 2008, the Company incurred exploration expenditures of $6,910 on the Mogote property in Argentina and $259,196 on Cocha, $654,889 on Laguna, $81,101 on Mitu and $332,893 on other properties in Peru.  In addition the Company incurred general exploration expenditures of $830,611 on exploration that is not related to specific projects or properties in Peru and Colombia.  In 2007, the Company incurred exploration expenditures of $5,491 on the Mogote property in Argentina and $679,471 on Cocha, $27,059 on Cruz de Mayo, $73,204 on Laguna, $47,875 on Mitu and $9,088 on other properties in Peru.  In addition the Company incurred general exploration expenditures of $522,136 on exploration that is not related to specific projects or properties in Peru and Colombia.

Other notable changes in the operating expenses are:

-

Corporate development and investor relations costs decreased to $267,716 in 2008 compared to $320,774 during 2007, mainly due to decreased costs associated with advertising and attendance at investor conferences, which were partially offset by reduced external public relations advisory services fees paid in 2007.

-

Office and sundry expenses decreased by $81,575 to $117,423, in 2008 from $198,998 in 2007 as a result of decreased activity levels in 2008.  The office and sundry expense is primarily comprised of an allocation of fees from the Grosso Group.  The arrangement with the Grosso Group was terminated effective September 1, 2008.

-

Salaries decreased by $161,424 to $207,236 in 2008 from $368,660 in 2007 as a result of decreased activity levels in 2008.  The salaries expense includes an allocation of fees from the Grosso Group.

-

Stock-based compensation was $470 in 2008 compared to $296,581 in 2007.  The 2008 expense of $470 is the estimated fair value of 5,000* stock options granted to an employee.  The 2007 expense of $296,581 is the estimated fair value of 1,987,500* stock options granted to employees, directors and consultants.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

-

Travel expenses decreased by $96,544 to $34,601 in 2008 from $131,145 in 2007 as a result of decreased exploration related travel as well as increased travel to investor conferences.

-

Interest income decreased to $14,210 in 2008 from $80,383 in 2007 as a result of the Company holding less short-term investments.

-

The write-off of mineral property acquisition costs in 2008 consists of $237,816 on Laguna, $110,120 on other properties in Peru and $64,010 on the Walker Lane properties in the USA. The write-off of mineral property acquisition costs in 2007consist of $156,240 on the Cruz de Mayo property in Peru.

*represents pre-consolidated common shares

During the year ended December 31, 2008 the Company capitalized acquisition costs of $25,943 on the Cocha property, $58,439 on the Laguna property, $14,616 on the Mitu property, $6,212 on the Acero property, $3,654 on the Fuyani property and $59,456 on other properties in Peru.

Fiscal Year Ended December 31, 2007 Compared to Fiscal Year Ended December 31, 2006

For the year ended December 31, 2007, the Company reported a net loss of $3,073,797 ($1.00 per share), an increase in loss of $951,431 from the $2,122,366 ($1.11 per share) for the year ended December 31, 2006.

A total of $2,976,860 of exploration and operating costs were incurred for the year ended December 31, 2007, compared to $1,943,569 for the year ended December 31, 2006.

Exploration expenditures increased to $1,364,324 in 2007 compared to $817,630 in 2006.  In 2007, the Company incurred exploration expenditures of $5,491 on the Mogote property in Argentina and $679,471 on Cocha, $27,059 on Cruz de Mayo, $73,204 on Laguna, $47,875 on Mitu and $9,088 on other properties in Peru.  In addition the Company incurred general exploration expenditures of $522,136 on exploration that is not related to specific projects or properties in Peru and Colombia. In 2006 the Company incurred exploration expenditures of $14,523 on the Mogote property in Argentina and $432,612 on Cocha, $6,397 on Esperanza, $1,961 on Korimarca, $38,288 on Cruz de Mayo and $26,877on other properties in Peru and $162 on the Walker Lane properties in the USA.  In addition the Company incurred general exploration expenditures of $296,810 on exploration that is not related to specific projects or properties in Peru and Argentina.

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

-

Stock-based compensation of $296,581 is the estimated fair value of 1,987,500* stock options granted to employees, directors and consultants during 2007.  Stock-based compensation of $90,850 was recorded in the year ended December 31, 2006.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

-

Travel expenses increased $88,787 to $131,145 in 2007 from $42,358 in 2006 as a result of increased exploration related travel as well as increased travel to investor conferences.

-

Interest income increased to $80,383 in 2007 from $30,924 in 2006 as a result of the Company holding more short-term investments

-

The write-off of mineral properties in 2007 consists of the $156,240 write-off of the Cruz de Mayo property.  The Company terminated its option agreement for the Cruz de Mayo project in July 2007.  The 2006 write-off is primarily a result of the Company terminating its option on the Esperanza property in Peru.

* represents pre-consolidated common shares

During the year ended December 31, 2007 the Company incurred acquisition costs of $333,000 on the Mogote property in Argentina. This amount represents the fair value of 900,000* shares of the Company issued to fulfil its final obligations under the option agreement to earn a 51% interest in the property.  In addition, the Company capitalized $179,377 on the Laguna Property and $56,674 on the Cruz de Mayo property in Peru.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

For the year ended December 31, 2006, the Company reported a net loss of $2,122,366 ($1.11 per share), a decrease in loss of $262,892 from the $2,385,258 ($1.50 per share) for the year ended December 31, 2005.

A total of $1,943,569 of general and administrative and exploration costs were incurred for the year ended December 31, 2006, compared to $2,138,635 for the year ended December 31, 2005.

Exploration expenditures decreased to $817,630 in 2006 compared to $1,149,971 in 2005.  In 2006 the Company incurred exploration expenditures of $14,523 on the Mogote property in Argentina and $432,612 on Cocha, $6,397 on Esperanza, $1,961 on Korimarca, $38,288 on Cruz de Mayo and $26,877on other properties in Peru and $162 on the Walker Lane properties in the USA.  In addition the Company incurred general exploration expenditures of $296,810 on exploration that is not related to specific projects or properties in Peru and Argentina. In 2005 the Company incurred exploration expenditures of $578,465 on the Mogote property in Argentina and $257,658 on the Esperanza property, $19,843 on the Korimarca property, $29,369 on the Cruz de Mayo property, $15,444 on the Cocha property and $28,755 on other properties in Peru and $21,173 on Walker Lane properties in the USA.  In addition the Company incurred general exploration expenditures of $199,264 on exploration that is not related to specific projects or properties in Peru and Argentina.

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

-

Stock-based compensation of $90,850 is the estimated fair value of 415,000* stock options granted to employees, directors and consultants during 2006 compared to $52,500 the estimated fair value of the 250,000* stock options granted during 2005.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

-

The $206,811 write-off of mineral properties in 2006 primarily consists of the write-off of the Esperanza property in Peru.  The Company terminated its option agreement with Arcturus in August 2006 in order to focus its exploration efforts on its other Peruvian properties.  In 2005, the Company wrote-off the $225,000 carrying value of its Chubut properties as there was no active exploration on the properties.

* represents pre-consolidated common shares

During the year ended December 31, 2006 the Company incurred acquisition costs of $165,247 on the Mogote property in Argentina. In addition, the Company capitalized $20,070 on the Esperanza property, $1,696 on the Korimarca property, $73,487 on the Cruz de Mayo property, $18,557 on the Cocha property and $23,038 on other properties in Peru.

Liquidity and Capital Resources

The Company’s cash position at December 31, 2008 was $24,502, a decrease of $141,516 from $166,018 at December 31, 2007. Short-term investments balance decreased to $Nil at December 31, 2008 from $1,400,000 at December 31, 2007.  Total assets decreased to $1,524,520 at December 31, 2008 from $3,588,597 at December 31, 2007.  This decrease is mainly as a result of write-offs of the Company’s mineral property acquisition costs and a decrease in short-term investments.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  During the year ended December 31, 2008, the Company earned interest income of $14,210, a decrease of $66,173 from the year ended December 31, 2007 as a result of decreased funds on deposit.

The Company has financed its exploration activity through the sale of its equity securities.  During the year ended December 31, 2008, the Company completed:

i*)

A brokered private placement financing of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent’s warrants in the first tranche and 12,000 agent’s warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

ii*)

A non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800. The financing was completed on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

* represents pre-consolidated prices and common shares

The Company received a $Nil (2007 - $Nil) from the exercises of warrants and $Nil (2007 - $Nil) from the exercise of stock options during 2008.  As at May 31, 2009, the Company had negative working capital of approximately $590,000.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed its exploration activity principally through the sale of its equity securities.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2009 to December 31, 2009 and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.  The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

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

(1)

As of December 31, 2008

Safe Harbour

This Annual Report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and under Canadian securities laws that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  The Company uses words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements.  The Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Statements about expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.  You should not place undue reliance on these forward-looking statements.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information.  The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the “SEC”).  In particular, your attention is directed to the risks detailed in “Item 3. Key Information - Risk Factors” and similar discussions in the Company's other SEC and Canadian  filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this annual report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this annual report to reflect future events and circumstances for any reason.  In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this annual report and, accordingly, they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name, Position and Province or State and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director or Officer Since
NIKOLAOS CACOS Director, President, CEO and Corporate Secretary British Columbia, Canada

Corporate Secretary & Director of Blue Sky Uranium Corp. since November 2005; Director of Golden Arrow Resources Corporation since July 2004 and Corporate Secretary since February 2009; Vice President of   IMA Exploration Inc. since July 1993, and Corporate Secretary since February 2009; and President of Cacos Consulting Ltd., a private company  providing management services to private and public companies since 2001.

Apr. 11, 2000
GERALD CARLSON(3) Director British Columbia, Canada

President, CEO and director of Copper Ridge Explorations Inc. from 1999 to present. President and director of Golden Aria Corp. from March 1995 to November 2007. Director of Almaden Minerals Ltd. from July 1998 to present.  Chairman and director of IMA Exploration Inc. from February 1999 to December 2007. Director of Blue Sky Uranium Corp. from April 2009 to present.  Director of Tarsis Capital Corp. from July 2007 to present. Director of BonTerra Resources Inc. from July 2007 to present. President of the Society of Economic Geologists Canada Foundation.

Nov.10/2006
JERRY A. MINNI(3) Director British Columbia, Canada	CEO of Mcorp Investment Group since 2006, self-employed Certified General Accountant since 1988 and currently partner of Minni, Clark & Company, and director and officer of several reporting issuers.	Nov.19/2002
ROBERT COLTURA(3) Director British Columbia, Canada	President, Matalia Investments Ltd. From 1993 to present; and president of BonTerra Resources Inc. from May 2007 to present.	Aug.2/2002
DAVID TERRY Director and Vice President, Exploration British Columbia, Canada

VP Exploration for the Company from March 2004 to present. Vice President, Exploration for the Grosso Group from January 2005 to present. Director and Vice President Exploration for Golden Arrow Resources Corp. from July 2004 to present. Regional geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004.

Dec.11/2007
Michael Clark Acting CFO British Columbia, Canada	Controller for Grosso Group companies since October 5, 2007. Accountant with MacKay LLP Chartered Accountants from 2003 to 2007.	September 2008

(1)

The information as to province, state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit Committee.

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

The following table identifies, as of May 31, 2009, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position	Term of Service
Nikolaos Cacos	IMA Exploration Inc.	Mineral Exploration	Vice President	June 2005 to present
	Golden Arrow Resources Corporation	Mineral Exploration	Director	July 2004 to present
	Blue Sky Uranium Corp	Uranium Exploration	Director	November 2005 to present
Jerry Minni	Raytec Metals Corp.	Food Equipment Manufacturer	Director	February 1992 to present
			President	February 1992 to present
	Mantra Mining Inc.(formerly Global Sortweb)	Software Development	Director & CFO	July 1998 to present
	Avantec Technologies Inc.	Chemical Equipment	Director	June 1999 to present
	Minni, Clark & Company, Certified General Accountants		Partner	**
	Romulus Resources Ltd.	Resource Company	Director	November 2005 to present
	Weststar Resources Corp.	Mineral Exploration	Director & CFO	June 2005 to present
	Mcorp Investment Group		Director	* 2006 to present
	IMA Exploration Inc.	Mineral Exploration	Director	December 2007 to present
Gerald G. Carlson	Copper Ridge Explorations	Mineral Exploration	President/Director	March 1999 to present
	Golden Aria Corp.	Oil & Gas Exploration	Director	March 2005 to present
	Almaden Minerals Ltd.	Mineral Exploration	Director	July 1998 to present
	Tarsis Capital Corp.	Mineral Exploration	Director	July 2007 to present
	BonTerra Resources Inc.	Mineral Exploration	Director	July 2007 to present
	Blue Sky Uranium Corp.	Mineral Exploration	Director	April 2009 to present
David Terry	Golden Arrow Resources Corp.	Mineral Exploration	Director	July 2004 to present
			V.P. Exploration	July 2004 to present
	IMA Exploration Inc	Mineral Exploration	Director	May 2004 to present
			V.P. Exploration	June 2004 to present
	Astral Mining Corporation	Mineral Exploration	Director	March 2005 to present
Robert Coltura	Matalia Investments Ltd.	Hospitality & Tourism Consulting	President	October 1993 to present
	BonTerra Resources Inc.	Mineral Exploration	President & CEO	May 2007 to present

Mike Clark	IMA Exploration Inc.	Mineral Exploration	CFO	Sept. 2008 to present
	Golden Arrow Resources Corp.	Mineral Exploration	CFO	Sept. 2008 to present
	Blue Sky Uranium Corporation	Mineral Exploration	CFO	Sept. 2008 to present

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

Compensation

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company equally owned by the Company, IMA Exploration Inc. (“IMA”) Golden Arrow Resources Corporation (“Golden Arrow”), and Blue Sky Uranium Corp (“Blue Sky”).  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis.  During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402; 2006 - $533,469) to the Grosso Group: $295,545 (2007 - $585,385; 2006 - $480,545) was paid in monthly payments and $Nil is included in accounts payable (2007 - $44,983 included in accounts receivable and 2006 - $52,924 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in other receivables, prepaids and deposits is a $Nil (2007 - $95,000; 2006 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”  The Company cancelled its contract with the Grosso Group effective September 1, 2008.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the fiscal 2008, the Company paid $65,275 (2007 - $87,500; 2006 - $85,833) to the President and $22,225 is included in accounts payable.  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.”

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who was a director of the Company until October 10, 2008.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For the fiscal 2008, the Company paid $9,000 (2007 - $6,667) to IMA for the services. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest.” This contract was cancelled June 30, 2008.

The Company does not have any retirement plans or benefits.

Executive Compensation

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2008, which has been released by the Company in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

Summary Compensation Table

Named Executive Officers (“NEOs”) mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company, or acting in a similar capacity or function, regardless of the amount of compensation of that individual and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended December 31, 2008, the Company had three Named Executive Officers: Mr. Nikolaos Cacos, President and CEO, Mr. Arthur Lang, CFO (until September 3, 2008), and Mr. Michael Clark, acting CFO (effective September 3, 2008).

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2008, 2007, and 2006 (to the extent required by the Regulations) in respect of the Named Executive Officers:

Non-equity incentive plan compensation ($)
Name and Principal Position	Year Ended December 31	Salary ($)	Share- based Awards ($)	Option- Based Awards ($) (13)	Annual incentive plans ($)	Long-term incen-tive plans	Pension value ($)	All other Compen-sation ($)(3)	Total compensation ($)(3)
Nikolaos Cacos President and CEO(1)(2)(3) (4)(5)(6) Art Lang CFO(7)(8)(9) (10)(11) Michael Clark, acting CFO(12)	2008 2007 2006 2008 2007 2006 2008 2007 2006	65,275 87,500 85,833 19,515 26,535 15,223 19,539 N/a N/a	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil 54,625 17,250 Nil 15,200 6,900 Nil n/a n/a	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil	65,275 142,125 103,083 19,515 41,735 22,123 19,539 Nil Nil

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All stock option amounts set out in the footnotes below related to 2007 and 2006 are on a pre-consolidation basis.

(1)

Mr. Cacos is also a director but does not receive any compensation in that capacity.

(2)

During the year 2008, the compensation accrued to Mr. Cacos from the Company was $87,500, of which $65,275 was paid and $22,225 is included in accounts payable as at December 31, 2008.

(3)

During the year 2007, Mr. Cacos’s compensation from the Company was $87,500 for the year.

(4)

During the year 2006, Mr. Cacos’s compensation from the Company was $85,833 for the year.

(5)

Mr. Cacos’s option-based awards during 2007 consisted of 287,500 stock options granted July 27, 2007 at an exercise price of CDN$0.40 and fair value of CDN$0.19  per share.

(6)

Mr. Cacos’s option-based awards during 2006 consisted of 75,000 stock options granted June 11, 2006 at an exercise price of CDN$0.60 and  fair value of CDN$0.23 per share.

(7)

During the year 2008, Mr. Lang’s compensation from Grosso Group was $150,000, of which $19,515 was allocated to the Company as part of the Grosso Group fees for the year.   Mr. Lang resigned on September 3, 2008.

(8)

During the year 2007, Mr. Lang’s compensation from Grosso Group Management Ltd. (the “Grosso Group”) was $150,000 of which $26,535 was allocated to the Company as part of the Grosso Group fees for the year.

(9)

During the year 2006, Mr. Lang’s compensation from Grosso Group was $135,021, of which $15,223 was allocated to the Company as part of the Grosso Group fees for the year.

(10)

Mr. Lang’s option-based awards during 2007 consisted of 80,000 stock options granted July 27, 2007 at an exercise price of CDN$0.40 and  fair value of CDN$0.19 per share.

(11)

Mr. Lang’s option-based awards during 2006 consisted of 30,000 stock options granted June 11, 2006  at an exercise price of CDN$0.60 and  fair value of CDN$0.23 per share.

(12)

Mr. Clark was appointed acting CFO on September 3, 2008. During the year 2008, Mr. Clark’s total compensation from Grosso Group was $90,127, of which $19,539 was allocated to the Company as part of the Grosso Group fees.

(13)

The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to above. The Company also does not have a pension plan or a long term incentive plan.

The Company had engaged Grosso Group Management Ltd. to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group paid in monthly payments as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.

Mr. Cacos, the Company’s President and CEO, provides his services on a full-time basis under a contract with a private company controlled by Mr. Cacos for an annual fee of $87,500. During the fiscal 2008, the Company paid $65,275 to the President and $22,225 was included in accounts payable as at December 31, 2008. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Mr. Arthur Lang provided his services as part of the Company’s agreement with the Grosso Group.  During the year ended December 31, 2008 Mr. Lang’s total compensation from the Grosso Group was $150,000 of which $19,515 was allocated to the Company as part of the Grosso Group fees.  Mr. Lang resigned from the Company as Chief Financial Officer effective September 3, 2008.

Mr. Michael Clark, acting Chief Financial Officer, provided his services as part of the Company’s agreement with the Grosso Group.  During the year ended December 31, 2008 Mr. Clark’s total compensation from the Grosso Group was $90,127 of which $19,539 was allocated to the Company as part of the Grosso Group fees.  Mr. Clark was appointed acting Chief Financial Officer effective September 3, 2008.

There are no specific termination provisions pursuant to the employment agreements between Messrs. Clark and Lang and the Grosso Group.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a long term incentive plan.   Information with respect to the grant of stock options is more particularly described above in the Option-based Awards and Compensation Discussion and Analysis sections.

Outstanding Option-Based Awards and Share-Based Awards

There were no stock option-based awards outstanding at the end of the most recently completed financial year.

Incentive Plan Awards – value vested or earned during the year

No incentive stock options vested during the year ended December 31, 2008 which were held by the NEOs.

During the year ended December 31, 2008, none of the three NEOs exercised or sold options.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a Pension Plan for its employees and therefore no benefits were received.

Termination of Employment or Change of Control

Other than as described below and  in the Narrative Discussion section under the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company’s most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $150,000 per executive officer.

Mr. Cacos’ contract with the Company contains provisions for a bonus plus eighteen months of compensation upon termination of employment (as a result of resignation, retirement, change of control, etc.).

Director Compensation

Director Compensation Table

The following table sets forth all compensation provided to the directors for the year ended December 31, 2008.

The Company does not have a share-based award plan for the directors other than the stock option plan referred to above, details of which are provided below under Outstanding Option-Based Awards, Share- Based Awards and Non-equity Incentive Plan Compensation. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described above in the Narrative Description and reported in the table below, no directors, who were not NEO’s of the Company were compensated during the financial year ended December 31, 2008 for services in their capacity as directors.

Name	Fees Earned ($)	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Joseph Grosso(1)	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Jerry Minni	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Robert Coltura	Nil	N/A	Nil	N/A	N/A	Nil	Nil
David Terry	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Art Lang(2)	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1) Mr. Grosso was a director of the Company until his resignation on October 10, 2008

(2) Mr. Lang was a Director of the Company until his resignation on September 3, 2008

Narrative Description

Directors of the Company who are also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Mr. Cacos, a director and President and CEO of the Company, does not receive director’s fees but receives compensation through a service agreement described below. See Narrative Discussion following the Summary Compensation Table in the Executive Compensation section above.

Mr. Terry, a director and Vice President Exploration of the Company, did not receive director’s fees.  Mr. Terry provides his services through the Grosso Group, and has entered into an agreement with the Grosso Group.  Mr. Terry’s compensation from the Grosso Group during 2008 was $200,000 of which $19,957 was allocated to the Company as part of the Grosso Group fees (see “Management Contracts”). Mr. Terry’s contract provides that the Grosso Group may terminate the consulting agreement by providing one month notice or payment of one month’s consulting fee in lieu of notice.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008.  The consulting fee did not represent directors’ fees.  The agreement may be terminated upon 30 days written notice. For fiscal 2008, the Company paid $9,000 (2007 - $6,667) to IMA for these services.  This contract was terminated effective June 30, 2008.

During the year the Company accrued consulting fees in the amount of $15,000 to a company controlled by Mr. Minni, a director of the Company. The company controlled by this director also loaned $30,000 to the Company. These amounts are included in accounts payable.

Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Outstanding Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2008 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under the Director Compensation Table, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors.

Option-based awards to the directors are granted pursuant to the terms of the Company’s stock option plan. The options are always granted at market price. The valuation of the fair value of the options at the time of the grant is based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Directors generally receive a grant of stock options upon their appointment.

During the most recently completed year, no stock options were granted to any directors.

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended December 31, 2008 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended December 31, 2008 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were no unexercised options at the financial year end held by a director who is not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards Tables

No incentive stock options, which were held by the non-executive directors, vested during the 2008 year.

Employment Agreements

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services.  Under the agreement Mr. Cacos was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292.  During the year ended December 31, 2008, the Company accrued $87,500 (2007 - $87,500) to Mr. Cacos or to the private company controlled by Mr. Cacos, of which $65,275 was paid and $22,225 is included in accounts payable.  The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA Exploration Inc. (“IMA”) to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For fiscal 2008, the Company paid $9,000 (2007 - $6,667) to IMA for these services.  This contract was cancelled effective June 30, 2008.

Dr. David Terry, Vice President, Exploration for the Company became a director in December 2007. Dr. Terry provides his services as part of the Company’s agreement with the Grosso Group.  Dr. Terry has entered into an agreement with the Grosso Group.  Prior to January 1, 2005, Dr. Terry had a consulting agreement with the Company.  See “Item 6. Directors, Senior Management and Employees - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  During the year ended December 31, 2008 Dr. Terry’s total compensation from the Grosso Group was $200,000 (2007 - $175,000) of which $19,957 (2007 - $46,135) was allocated to the Company as part of the Grosso Group fees.

Mr. Arthur Lang, Chief Financial Officer for the Company, provided his services as part of the Company’s agreement with the Grosso Group.  During the year ended December 31, 2008 Mr. Lang’s total compensation from the Grosso Group was $150,000 (2007 - $150,000) of which $19,515 (2007 - $25,535) was allocated to the Company as part of the Grosso Group fees.  Mr. Lang resigned from the Company effective September 3, 2008.

Mr. Michael Clark, acting Chief Financial Officers, provided his services as part of the Company’s agreement with the Grosso Group.  During the year ended December 31, 2008 Mr. Clark’s total compensation from the Grosso Group was $90,127 of which $19,539 was allocated to the Company as part of the Grosso Group fees.  Mr. Clark was appointed acting Chief Financial Officer effective September 3, 2008.

Other than the Company’s agreement with Mr. Cacos, there is no other agreement with any of the Company’s officers or directors which provide for benefits upon termination of employment.

Management Contracts

Grosso Group Management Ltd.

Effective January 1, 2005, the Company had engaged the Grosso Group to provide services and facilities to the Company.  The formal Administration Services Agreement was approved by the directors and by the TSX-V on May 19, 2005. This contract was cancelled effective September 1, 2008.

The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA and Blue Sky each of which own one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402; 2006 - $533,469) to the Grosso Group: $295,545 (2007 - $585,385; 2006 - $480,545) was paid in monthly payments and $Nil was included in accounts payable (2007 - $44,983 included in accounts receivable; 2006 - $52,924 included in accounts payable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is $Nil (2007 - $95,000; 2006 - $95,000) to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.

Board Practices

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

The Company’s executive officers make recommendations to the board of directors regarding compensation policies and the compensation of senior officers. The Company does not have a Compensation Committee.  Recruitment and retention of senior executives are the key priorities of the compensation philosophy. The compensation of the senior executives comprises two components; namely, a base salary and the grant of stock options pursuant to the Company’s stock option plan which is more particularly outlined below under the Options, Warrants and Other Rights to Acquire Securities section.   These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its stock.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.   Senior executives generally enter into an employment agreement with the Grosso Group, with standard clauses covering salaries and termination. The highlights of the employment agreements for the directors and officers are outlined below under the section entitled “Employment Agreements”, “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

Employees

The Company’s officers serve on a part-time basis and, given the current level of the Company’s activities, management does not believe the Company requires full-time employees.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management.” During the fiscal year ended December 31, 2008, the Company directly employed Nikolaos Cacos and indirectly employed approximately 20 employees through August 31, 2008 (2007-24; 2006 – 24; employees) through the Administration Services Agreement with the Grosso Group, including corporate, accounting, geological and administrative services. In 2008 the Company closed its Lima and Colombia offices and terminated its arrangement with the Grosso Group.  As at December 31, 2008 the sole employee of the Company was Nikolaos Cacos .

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of May 31, 2009:

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled	Percent of Class
Common Stock	Nikolaos Cacos	69,790(1)	1.67%
Common Stock	Robert Coltura	2,183(2)	*%
Common Stock	Jerry Minni	4,455(3)	*%
Common Stock	Gerald Carlson	5,000(4)	*%
Common Stock	David A. Terry	Nil	Nil%
Common Stock	Michael Clark	Nil	Nil%
TOTAL		81,428%

NOTES:

Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from May 31, 2009, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 4,184,604 shares of common stock outstanding as of May 31, 2009.

(1)

Includes the following shares, options and warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos’ wife):

a.

22,163 shares held by Mr. Cacos;

b.

6,700 shares held by Mrs. Cacos;

c.

40,927 shares held by NAC Investments Inc.

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(2)

Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura’s wife):

a.

1,433 shares held by Mr. Coltura;

b.

750 shares held by Mrs. Coltura;

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(3)

Includes the following shares, options and warrants held by Mr. Minni:

a.

4,455 shares held by Mr. Minni;

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(4)

5,000 shares held by Dr. Carlson   See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

*Beneficially owns less than one percent of our common shares.

All of the Company’s shareholders have the same voting rights.

Options, Warrants and Other Rights to Acquire Securities

As of May 31, 2009 the Company had issued a number of warrants pursuant to which up to 394,760 common shares of the Company may be issued.  The following is a brief summary of these stock options and warrants:

Stock Options

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions.  The purpose of the stock option plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.

At the Annual General Meetings of Shareholders held on June 30, 2004, the Shareholders first approved the Company’s Stock Option Plan (the "Stock Option Plan") which provides for a total of up to ten percent (10%) of the issued and outstanding shares of the Company be available for issuance by the Stock Option Plan.  As the number of shares reserved for issuance under the Plan increases with the issuance of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. The TSX Venture Exchange requires all TSX-V listed companies who have adopted a “rolling” plan requires Shareholder approval annually.   The Shareholders have ratified the Stock Option Plan at each Shareholders’ meeting subsequent to the meeting held on June 30, 2004.

The Stock Option Plan approved June 30, 2004 replaced the Company’s 2003 stock option plan.  The following is a summary of the Stock Option Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s board of directors (the “Board”), or by a stock option committee of the Company’s Board consisting of not less than 2 of its members. The Stock Option Plan is currently administered by the Board.

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

Options under the Stock Option Plan will be subject to such vesting schedule as the Board (or a committee thereof)  may determine.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

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

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Board (or a committee thereof) shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Board (or a committee thereof) determines to be appropriate and equitable under the circumstances, unless the Board (or a committee thereof)  determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

As a result of the restructuring of the Company, all stock options were cancelled effective November 28, 2008.  There are no outstanding stock options as of May 31, 2009.

Warrants

As of May 31, 2009, there were non-transferable common share purchase warrants exercisable for the purchase of 394,760 common shares, of which 192,560 expire on April 30, 2010 and may be exercised at $1.80 per share, 8,700 expire on June 12, 2010 and may be exercised at $1.80 per share and 193,500 expire on June 18, 2010 and may be exercised at $1.80 per share.

As of May 31, 2009, the directors and officers of the Company, as a group (six persons), held no warrants to purchase shares of the Company’s common stock.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

To the best of the Company’s knowledge, no person owns five percent (5%) or more of the Company's outstanding shares as of May 31, 2009.

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

United States Shareholders

As of May 31, 2009, there was one registered holder of the Company’s common shares in the United States, with holdings of 30,000 shares, representing 0.72% of the issued shares of the Company on May 31, 2009.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

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

Related Party Transactions

Other than as disclosed below, from January 1, 2008 through the date of this filing, the Company has not entered into any transactions or loans between the Company and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1)

The Company has exercised its option agreement with Golden Arrow, a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 (pre-consolidated) common shares and incurred a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

See “Item 4. Information on the Company - History and Development of the Company” and “Item 4. Information on the Company - Property, Plants and Equipment - Principal Properties - Mogote Project.”

2)

Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services.  See “Item 6. Directors, Senior Management and Employees - Employment Agreements.”  Under the agreement the President was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by the President and on May 1, 2006 the monthly fee increased to $7,292.  During the year ended December 31, 2008, the Company accrued $87,500 (2007 - $87,500; 2006 - $85,833) to Mr. Cacos or to the private company controlled by Mr. Cacos, of which $65,275 was paid and $22,225 is included in accounts payable.  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

3)

The Grosso Group is a private company which is owned by the Company, Golden Arrow, IMA, and  Blue Sky, each of which own one share.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402) to the Grosso Group: $295,551 (2007 - $585,385) was paid in monthly payments and $Nil is included in accounts receivable (2007 - $44,983) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $Nil deposit (2007 - $95,000) to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.  These fees are equivalent to costs the Company would have incurred directly.  The arrangement between the Company and the Grosso Group was terminated effective September 1, 2008.

4)

Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia.  In May 2008, the Company withdrew from the Golden Amera Inc. Joint Venture.

5)

Effective August 11, 2007, the Grosso Group entered into an agreement with a private company controlled by Peter Ellsworth, who was appointed Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth was paid US$650 per day, of which a portion is billed to the Company.  During the year ended December 31, 2008, the Company paid $48,805 in connection with Mr. Ellsworth’s services. Mr. Ellsworth was also granted 175,000 stock options of the Company at a price of $0.40 (pre-consolidated). The contract provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one months consulting fee of compensation.   This agreement was not renewed and his position of Vice President Exploration ceased on August 11, 2008.

6)

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008.  In fiscal 2008, the Company paid $9,000 (2007 - $6,667) to IMA for these services. This agreement was terminated on June 30, 2008.

7)

By a Property Transfer Agreement dated May 25, 2009 (the “Property Agreement”), the Company agreed to sell and transfer to Golden Arrow Resources Corp. (“Golden Arrow”) all of the Company’s interests in four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina (collectively, the “Properties”), representing all or substantially all of the Company’s undertaking. Pursuant to the terms of the Property Agreement, Golden Arrow will purchase the Properties from the Company for consideration of US$150,000, and grant to the Company a one percent (1%) net smelter returns royalty (the “NSR Royalty”), one half of which may be purchased by Golden Arrow for US$1 million.  Golden Arrow will also assume all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.  The transaction is subject to disinterested shareholder approval at the Company’s annual and special meeting of shareholders scheduled for July 22, 2009 (the “Meeting”).

The Board of Directors of the Company has two directors in common with Golden Arrow, Nikolaos Cacos, President and CEO of the Company, and Dr. David Terry, P. Geo., and accordingly under the policies of the TSX Venture Exchange (the “Exchange”), the Company therefore deals with Golden Arrow on a non-arm’s length basis.  Golden Arrow is an informed purchaser, knowledgeable about the mineral exploration industry in general and the exploration and development of properties in South America in specific.

8)

Effective June 15, 2009, the Company agreed to borrow the sum of $150,000 from Golden Arrow (the “Loan”), to maintain the Properties in good standing and for general working capital requirements.  The Loan will be a short term loan repayable after 90 days on demand, with interest at 4% per annum.  The Loan is secured by a promissory note and a general security interest in favour of Golden Arrow against the Properties,

In result, if the Disposition is not approved by the shareholders of the Company at the Meeting (as described above), and the Company fails to repay the Loan to Golden Arrow by September 13, 2009, then Golden Arrow will be in a position to demand immediate repayment, and if the Company fails to repay the Loan, seize possession of the Properties under its collateral security for the Loan.  In the alternative, if the Disposition is approved by the shareholders of the Company and the transfer of the Properties to Golden Arrow is completed, then the Loan will be considered as a prepayment towards and offset of the acquisition price of the Properties, less any maintenance fees for the Properties paid by the Company, upon the closing of the Property Agreement. If the Disposition is not approved by the shareholders of the Company, and Loan is repaid in full by the Company, then the Company has granted Golden Arrow the right of first refusal to acquire the Properties, if the Company wishes to sell the Properties within the next two years.  The Loan was approved by the disinterested directors of the Company, with the two common directors (Messrs. Cacos and Terry) declaring the nature and extent of their interests and abstaining from voting on the Loan.

Indebtedness of Directors, Officers, Promoters and Other Management

As at December 31, 2006, the President of the Company and a consultant of the Company each owed $70,000 to the Company for units purchased through the Company’s private placement announced November 15, 2006.  These amounts were paid to the Company on January 29, 2007 and January 24, 2007 respectively.

Except as mentioned above, during the fiscal years ended December 31, 2008, 2007, 2006, none of the following were indebted to the Company:

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

Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information

Description	Page
Consolidated Financial Statements and other financial information for the Years Ended December 31, 2008, 2007 and 2006	F-1 - F-35

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

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

The Company’s common stock commenced trading on the TSX-V on December 2, 2003.  The Company’s stock traded on the TSX-V under the symbol “AMS”.  Following the Company’s name change in December 2008, the symbol was changed to “PNX.V” effective December 23, 2008.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX-V for the periods indicated:

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  The volume and sales price of the shares have been adjusted to reflect the post-consolidation for 2008 only.  All amounts related to 2007 and 2006 are on a pre-consolidation basis.

TSX-Venture Exchange Stock Trading Activity

		Sales Price ($)
Year Ended	Volume	High	Low
December 31, 2008 (*)	1,864,330*	3.85*	0.05*
December 31, 2007	9,553,800	0.44	0.15
December 31, 2006	9,473,300	0.73	0.32
December 31, 2005	12,673,600	0.94	0.35
December 31, 2004	7,113,900	1.12	0.35

		Sales Price ($)
Quarter Ended	Volume	High	Low
March 31, 2009 (*)	931,000*	0.19*	0.05*
December 31, 2008 (*)	578,520*	0.45*	0.05*
September 30, 2008 (*)	372,940*	1.45*	0.20*
June 30, 2008 (*)	268,750*	2.10*	1.15*
March 31, 2008 (*)	644,120*	3.85*	1.60*
December 31, 2007	3,897,700	0.37	0.15
September 30, 2007	1,646,200	0.38	0.18
June 30, 2007	2,120,800	0.43	0.35

Sales Price ($)
Month Ended	Volume	High	Low
May 31, 2009 (*)	398,000*	0.15*	0.08*
April 30, 2009 (*)	1,194,400*	0.18*	0.09*
March 31, 2009 (*)	660,100*	0.19*	0.08*
February 28, 2009 (*)	166,500*	0.10*	0.07*
January 31, 2009 (*)	104,400*	0.15*	0.07*
December 31, 2008 (*)	249,960*	3.85*	0.05*

Over-the-Counter Bulletin Board and Pink Sheet Trading Activity

The Company’s common shares have been listed in the Pink Sheets under the symbol “AJRSF” since January 2004.  Effective September 13, 2006, the Company received clearance for trading on the OTCBB, continuing under the symbol “AJRSF”. Following the Company’s name change to Panthera Exploration Inc. in December 2008, the OTCBB trading symbol changed to “PNXLF.OB” effective December 31, 2008.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the OTCBB and Pink Sheets for the periods indicated.  These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  The volume and sales price of the shares have been adjusted to reflect the post-consolidation for 2008 only.  All amounts related to 2007 and 2006 are on a pre-consolidation basis.

		Closing Sales Price (US $)
Year Ended	Volume	High	Low
December 31, 2008 (*)	347,850*	3.68*	0.04*
December 31, 2007	2,121,400	0.51	0.14
December 31, 2006	684,750	0.73	0.28
December 31, 2005	365,910	0.76	0.30
December 31, 2004	330,750	0.84	0.27

		Closing Sales Price (US $)
Quarter Ended	Volume	High	Low
March 31, 2009 (*)	67,900*	0.70*	0.04*
December 31, 2008 (*)	185,280*	0.70*	0.04*
September 30, 2008 (*)	57,120*	1.50*	0.21*
June 30, 2008 (*)	44,280*	1.90*	1.00*
March 31, 2008 (*)	61,170*	3.68*	1.50*
December 31, 2008	1,612,600	0.51	0.14
September 30, 2007	235,500	0.40	0.21
June 30, 2007	187,800	0.39	0.32

Closing Sales Price (US $)
Month Ended	Volume	High	Low
May 31, 2009 (*)	3,500*	0.14*	0.07*
April 30, 2009 (*)	18,000*	0.20*	0.02*
March 31, 2009 (*)	13,600*	0.08*	0.04*
February 29, 2009 (*)	54,300*	0.07*	0.01*
January 31, 2009 (*)	-	-	-
December 31, 2008 (*)	13,620*	0.70*	0.04*

Registration, Transfer and Par Value

The Company's registered common shares have no par value.  The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

Item 10.  Additional Information.

Memorandum and Articles of Association

We have previously provided details of the Company’s memorandum and articles in the Company’s registration statement on Form 20-F, filed with the SEC on October 28, 2004.

On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares; the Notice of Articles of the Company be amended; and the name of the Company be changed to Panthera Exploration Inc.

The Company filed an amendment to its Notice of Articles pursuant to the BCBCA to effect the consolidation and name change on December 23, 2008.

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

2.

Letter of intent between the Company and Astral dated June 12, 2006 to option to Astral its Roy and Hills properties.  Under the terms of the Astral Letter of Agreement, Astral could earn up to an 80% undivided interest in the Roy and Hills Claims.  Astral could earn an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its (pre-consolidated) common shares to the Company.  Astral could then elect to earn an additional 15% interest, by issuing a further 500,000 (pre-consolidated) common shares to the Company and completing a bankable feasibility stage, within three years. The Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 (pre-consolidated) shares to the Company on August 4, 2006. In 2007, Astral carried out a drill program on the Roy and Hills gold projects.  During 2008 the option agreement was terminated by Astral due to challenging market conditions  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills claims and still maintains title to the Roy property claims..

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

5.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008.  The agreement may be terminated at any time by the Company upon 30 days written notice. This agreement was terminated on June 30, 2008.

6.

Effective August 11, 2007, the Grosso Group entered into an agreement with a private company controlled by Peter Ellsworth, who was appointed Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth was paid US$650 per day, of which a portion is billed to the Company.  During the year ended December 31, 2008, the Company paid $48,805 in connection with Mr. Ellsworth’s services. Mr. Ellsworth was also granted 175,000 stock options of the Company at a price of $0.40 (pre-consolidated). The contract provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one months consulting fee of compensation.   This agreement was not renewed and his position of Vice President Exploration ceased on August 11, 2008.

7.

On September 19, 2007, the Company entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru. In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.  This agreement was terminated during the third quarter ended September 30, 2008.

8.

On November 15, 2007, the Company executed a Letter of Intent with Victor Marcial Garcia Garcia and his wife Elvira Carmen Maria Agois Barbier to option up to a 100% interest in the Loma Colorada porphyry copper-gold property.  This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru.  Under the terms of this Letter of Intent, the Company may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and making US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US$1,000,000.  This agreement was terminated during the third quarter ended September 30, 2008.

9.

On February 1, 2008, the Company signed a Letter of Intent with Geologix Explorations Inc. to earn up to a 70% interest in the Toro Blanco, San Felipe and Sura Properties located in the Huancavelica Department, Peru (collectively, the “Huancavelica Properties”).  In order to earn an initial 51% undivided interest in the Huancavelica Properties, the Company must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. The Company may earn an additional 10% interest in each of the Huancavelica Properties by completing a positive feasibility study on each Huancavelica Property within three years of earning its 51% interest. A further 9% interest may be earned by the Company by placing the Huancavelica Property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the Huancavelica Property. This agreement was terminated during the third quarter ended September 30, 2008.

10.

By a Property Transfer Agreement dated May 25, 2009 (the “Property Agreement”), the Company agreed to sell and transfer to Golden Arrow Resources Corp. (“Golden Arrow”) all of the Company’s interests in four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina (collectively, the “Properties”), representing all or substantially all of the Company’s undertaking. Pursuant to the terms of the Property Agreement, Golden Arrow will purchase the Properties from the Company for consideration of US$150,000, and grant to the Company a one percent (1%) net smelter returns royalty (the “NSR Royalty”), one half of which may be purchased by Golden Arrow for US$1 million.  Golden Arrow will also assume all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.  The transaction is subject to disinterested shareholder approval at the Company’s annual and special meeting of shareholders scheduled for July 22, 2009 (the “Meeting”).

11.

Effective June 15, 2009, the Company agreed to borrow the sum of $150,000 from Golden Arrow (the “Loan”), to maintain the Properties in good standing and for general working capital requirements.  The Loan will be a short term loan repayable after 90 days on demand, with interest at 4% per annum.  The Loan is secured by a promissory note and a general security interest in favour of Golden Arrow against the Properties.

In result, if the Disposition is not approved by the shareholders of the Company at the Meeting (as described above), and the Company fails to repay the Loan to Golden Arrow by September 13, 2009, then Golden Arrow will be in a position to demand immediate repayment, and if the Company fails to repay the Loan, seize possession of the Properties under its collateral security for the Loan.  In the alternative, if the Disposition is approved by the shareholders of the Company and the transfer of the Properties to Golden Arrow is completed, then the Loan will be considered as a prepayment towards and offset of the acquisition price of the Properties, less any maintenance fees for the Properties paid by the Company, upon the closing of the Property Agreement. If the Disposition is not approved by the shareholders of the Company, and Loan is repaid in full by the Company, then the Company has granted Golden Arrow the right of first refusal to acquire the Properties, if the Company wishes to sell the Properties within the next two years.  The Loan was approved by the disinterested directors of the Company, with the two common directors (Messrs. Cacos and Terry) declaring the nature and extent of their interests and abstaining from voting on the Loan.

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

Documents on Display

Copies of the documents referred to in this annual report may be inspected at the Company’s corporate office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada, during normal business hours.

All reports and other information that the Company files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, USA. These reports may be accessed via the SEC’s website at www.sec.gov

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

(a)

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including Mr. Nikolaos Cacos, the Company’s Chief Executive Officer, and Mr. Michael Clark, the Company’s acting Chief Financial Officer.

As of December 31, 2008, management conducted an evaluation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934. Based upon that evaluation, management has concluded that our current disclosure controls and procedures are not effective as of December 31, 2008.

The conclusion that our disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below.  Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated. Our Company intends to remediate the material weaknesses as set out below.

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

The Company’s Chief Executive Officer, Mr. Nikolaos Cacos, and the Company’s acting Chief Financial Officer, Mr. Michael Clark, assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2008.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at December 31, 2008 due to inadequate segregation of duties and effective risk assessment.

We plan to take steps to enhance and improve the design of our internal controls over financial reporting. During the period covered by this annual report, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we plan to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

Safe Harbor

An audit committee financial expert is not be deemed an "expert" for any purpose, including under Section 11 of the Securities Act. In addition, the safe harbor provides that the designation of an individual as an audit committee financial expert does not impose any duties, obligations or liability on that individual beyond those imposed on audit committee members generally, nor does it affect the duties, obligations or liability of any other member of the audit committee or board.

Item 16B.   Code of Ethics.

The Board of Directors of the Company has adopted a Code of Business Conduct and Ethics to provide principles for the purpose of promoting:

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

The Company also has adopted a Whistleblower Policy and a Corporate Disclosure and Insider Trading Policy.

The Company’s Code of Business Conduct and Ethics, Whistleblower Policy and Corporate Disclosure and Insider Trading Policy may be viewed at the Company’s website at:

http://www.ameraresources.com/s/CorporateGovernance.asp ..

Additionally, each document is available in its entirety, free of charge, upon written request to us, attention of our Corporate Secretary, at the address listed on the front cover of this annual report.

Item 16C.   Principal Accountant Fees and Services.

Audit Fees

For the fiscal year ended December 31, 2008, the Company’s principal accountant is expected to bill approximately $31,000, and for the fiscal year ended December 31, 2007, the Company’s principal accountant billed approximately $40,000 for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related

The Company’s principal accountant billed $Nil and $Nil amounts for the fiscal years ended December 31, 2008 and 2007, respectively, for assurance, tax and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2008 and 2007, respectively, for tax services performed.

Other Accounting Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2008 and 2007, respectively, for other accounting services performed.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.  Financial Statements.

Page
Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006	F-1 – F35

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

         (a)   Financial Statements

Page
Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006	F-1 – F35

         (b)   List of Exhibits

Exhibit Number	Description
1.1	Articles (1)
1.2	Memorandum and Certificate of Incorporation (1)
1.3	Certificate of Change of Name and Altered Memorandum (1)
1.4	Notice of Articles (1)
1.5	Certificate of Change of Name and Notice of Articles
4.1	Stock Option Plan dated April 13, 2004 (1)
4.2	Agreement with Nikolaos Cacos dated January 2, 2004 (1)
4.3	Form of Agreement with the Grosso Group Management Ltd., effective January 1, 2005 (2)
4.4	Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006 (3)
4.5	Letter of Intent between the Company and Astral Mining Corporation dated June 9, 2006 (3)
4.7	Letter of Intent between the Company and Chancadora Centauro S.A.C dated December 7, 2006 (4)
4.8	Letter Agreement for Services with IMA Exploration for Joseph Grosso effective May 1, 2007 (4)
4.6	Joint Venture Agreement between the Company and Golden Arrow dated June 30, 2007 (4)
4.9	Consulting Agreement between Ellsworth Geological, PC and Grosso Group Management Ltd. dated July 12, 2007, effective August 11, 2007 (4)
4.10	Option Agreement with Minera Phelps dated September 19, 2007 (4)
4.11	Option Agreement with Minera Phelps dated September 19, 2007(4)
4.12	Letter of Intent between the Company and Victor Marcial Garcia Garcia and Elvira Carmen Maria Agois Barbier, dated November 15, 2007 (4)
4.13	Letter of Intent between the Company and Geologix Explorations Inc. dated February 1, 2008 (4)
4.14	Agreement between the Company and JVM Management Ltd. dated September 23, 2008, effective October 1, 2008.
8.1	List of Subsidiaries
12.1	Certification of Nikolaos Cacos Pursuant to Rule 13a-14(a)
12.2	Certification of Michael Clark Pursuant to Rule 13a-14(a)
13.1	Certification of Nikolaos Cacos Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Michael Clark Pursuant to 18 U.S.C. Section 1350
15.1	Consent of Independent Registered Public Accounting Firm

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

(4)

Incorporated by reference to the exhibits to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008, file number 0-51005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANTHERA EXPLORATION INC.

                                                                                                                 /s/ Nikolaos Cacos

Dated:  July 8, 2009

Nikolaos Cacos, President and Director

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 13, and contain estimates based on management’s judgment.  Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Mackay LLP, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Nikolaos Cacos”

              “Mike Clark”

Nikolaos Cacos

Mike Clark

President

Chief Financial Officer

April 28, 2009

Auditors' Report

To the Shareholders of

Panthera Exploration Inc.

(formerly Amera Resource Corporation)

We have audited the consolidated balance sheet of Panthera Exploration Inc. (formerly Amera Resource Corporation) as at December 31, 2008 and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as at and for the years ended December 31, 2007 and 2006 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated April 23, 2008.

“MacKay LLP”

Vancouver, Canada.

April 10, 2009

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated April 10, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“MacKay LLP”

Vancouver, Canada.

April 10, 2009

Chartered Accountants

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Nature of Operations and Going Concern)

DECEMBER 31, 2008 AND 2007

(Expressed in Canadian Dollars)

	2008 $	2007 $ Restated – Note 2
A S S E T S
CURRENT ASSETS
Cash	24,502	166,018
Short-term investments (Note 4)	-	1,400,000
Marketable securities (Note 5)	5,000	54,000
Other receivables and prepaids	26,516	256,451
	56,018	1,876,469
MINERAL PROPERTY INTERESTS (Notes 6 and 13 (i))	1,468,502	1,712,128
	1,524,520	3,588,597
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 8)	555,194	80,659

S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 7)	12,298,254	11,487,909
WARRANTS (Note 7)	554,690	908,793
CONTRIBUTED SURPLUS	1,319,921	821,426
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 3)	-	21,000
DEFICIT	(13,203,539)	(9,731,190)
	969,326	3,507,938
	1,524,520	3,588,597

COMMITMENTS (Note 6)

APPROVED BY THE BOARD

“Nikolaos Cacos”	, Director
"Jerry Minni”	, Director

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $ Restated – Note 2	2006 $ Restated – Note 2
EXPENSES
Accounting and audit	58,900	45,448	38,756
Corporate development and investor relations (Note 8)	267,716	320,774	227,747
Exploration (Note 6)	2,165,600	1,364,324	817,630
Legal and professional fees	50,032	55,621	28,841
Management fees (Note 8)	111,500	94,167	85,833
Office and sundry (Note 8)	117,423	198,998	122,639
Rent (Note 8)	40,709	78,122	90,099
Salaries (Note 8)	207,236	368,660	372,063
Stock-based compensation (Note 7)	470	296,581	90,850
Transfer agent and regulatory fees	30,497	23,020	26,753
Travel	34,601	131,145	42,358
LOSS BEFORE OTHER ITEMS	(3,084,684)	(2,976,860)	(1,943,569)
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	38,071	(21,080)	(2,910)
Interest income	14,210	80,383	30,924
Other than temporary loss on marketable securities (Note 5)	(28,000)	-	-
Write-off of mineral properties (Note 6)	(411,946)	(156,240)	(206,811)
	(387,665)	(96,937)	(178,797)
LOSS FOR THE YEAR	(3,472,349)	(3,073,797)	(2,122,366)
DEFICIT - BEGINNING OF YEAR	(9,731,190)	(6,657,393)	(4,535,027)
DEFICIT - END OF YEAR	(13,203,539)	(9,731,190)	(6,657,393)
BASIC AND DILUTED LOSS PER SHARE	$(0.90)	$(1.00)	$(1.11)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	3,852,576	3,061,599	1,916,912

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	2008 $	2007 $	2006 $
		Restated – Note 2	Restated – Note 2

LOSS FOR THE YEAR	(3,472,349)	(3,073,797)	(2,122,366)

OTHER COMPREHENSIVE INCOME
Unrealized gain on available-for-sale marketable securities	-	14,000	-

TOTAL COMPREHENSIVE LOSS	(3,472,349)	(3,059,797)	(2,122,366)

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008 $	2007 $ Restated – Note 2	2006 $ Restated – Note 2
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)
Adjustment for items not affecting cash
Write-off of mineral properties	411,946	156,240	206,811
Stock-based compensation	470	296,581	90,850
Loss on marketable securities (Note 5)	28,000	-	-
	(3,031,933)	(2,620,976)	(1,824,705)
Change in non-cash working capital balances	654,044	30,814	(46,412)
	(2,377,889)	(2,590,162)	(1,871,117)
FINANCING ACTIVITIES
Issuance of common shares and warrants	1,027,600	4,095,000	2,179,900
Share and warrant issuance costs	(73,333)	(333,895)	(23,889)
	954,267	3,761,105	2,156,011
INVESTING ACTIVITIES
Expenditures on mineral property interests	(117,894)	(236,051)	(176,095)
Decrease (increase) in short-term investments	1,400,000	(1,300,000)	(100,000)
	1,282,106	(1,536,051)	(276,095)
INCREASE (DECREASE) IN CASH DURING THE YEAR	(141,516)	(365,108)	8,799
CASH - BEGINNING OF YEAR	166,018	531,126	522,327
CASH - END OF YEAR	24,502	166,018	531,126

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash	-	-	-
Interest paid in cash	-	-	-

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 14)

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

(Expressed in Canadian Dollars)

	2008 $	2007 Restated – Note 2 $	2006 Restated – Note 2 $
SHARE CAPITAL
Balance at beginning of year	11,487,909	7,804,571	5,854,335
Private placement	1,027,600	4,095,000	1,629,450
Warrant valuation	(141,968)	(368,550)	(503,765)
Exercise of warrants	-	-	716,700
Shares issued for payment of agent’s fees	-	49,141	2,800
Shares issued for mineral properties	-	333,000	126,000
Share issue costs	(75,287)	(425,253)	(20,949)
Balance at end of year	12,298,254	11,487,909	7,804,571

WARRANTS
Balance at beginning of year	908,793	498,025	-
Warrant valuation from private placement warrants	141,968	368,550	503,765
Warrant valuation from agent’s warrants	10,658	84,276	-
Contributed surplus reallocated on expiry of warrants	(498,025)	-	-
Warrant issue costs	(8,704)	(42,058)	(5,740)
Balance at end of year	554,690		498,025

CONTRIBUTED SURPLUS
Balance at beginning of year	821,426	524,845	433,995
Contributed surplus as a result of stock options granted	470	296,581	90,850
Contributed surplus reallocated on expiry of warrants	498,025	-	-
Balance at end of year	1,319,921	821,426	524,845

DEFICIT
Balance at beginning of year	(9,731,190)	(6,657,393)	(4,535,027)
Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)
Balance at end of year	(13,203,539)	(9,731,190)	(6,657,393)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year	21,000	-	-
Transition adjustment – marketable securities (Note 3)	-	7,000	-
Net unrealized gain (loss) on available-for-sale marketable securities	(49,000)	14,000	-
Other than temporary loss on marketable securities	28,000	-	-
Balance at end of year	-	21,000	-

TOTAL SHAREHOLDERS’ EQUITY	969,326	3,507,938	2,170,048

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	1,389,309	28,768	179,377	-	50,664	64,010	1,712,128
Acquisition costs during the year
Cash	-	25,943	58,439	14,616	69,322	-	168,320
	1,389,309	54,711	237,816	14,616	119,986	64,010	1,880,448

Write-off mineral properties	-	-	(237,816)	-	(110,120)	(64,010)	(411,946)
Balance, end of year	1,389,309	54,711	-	14,616	9,866	-	1,468,502

EXPLORATION EXPENDITURES

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	General Exploration (*) $	Total $
Cumulative costs expensed - Beginning of year	1,576,903	1,127,527	78,973	56,235	72,395	21,135	1,436,315	4,369,483
Exploration expenditures during the year:
Assays	-	4,097	4,856	731	8,704	-	-	18,388
Drilling	-	52,563	396,033	20,067	-	-	-	468,663
Office	6,046	43,968	62,075	21,622	54,863	-	-	188,574
Salaries and contractors	38	99,036	102,530	19,722	170,917	-	-	392,243
Supplies and equipment	-	1,953	20,451	1,836	7,760	-	-	32,000
Transportation	-	25,979	68,841	7,430	50,485	-	-	152,735
Imagery and base maps	-	621	103	-	376	-	-	1,100
Foreign value added tax	826	30,979	-	9,693	39,788	-	-	81,286
General exploration	-	-	-	-	-	-	830,611	830,611
	6,910	259,196	654,889	81,101	332,893	-	830,611	2,165,600
Cumulative costs expensed - End of year	1,583,813	1,386,723	733,862	137,336	405,288	21,135	2,266,926	6,535,083

* Properties that were written of in previous years are included in the opening balance of general exploration

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2007

(Expressed in Canadian Dollars)

(As Restated – Note 2)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Cruz de Mayo $	Other $	Walker Lane, Nevada $	Total $
Balance, beginning of year	1,056,309	28,768	-	99,566	50,664	64,010	1,299,317
Acquisition costs during the year
Cash	333,000	-	179,377	56,674	-	-	569,051
	1,389,309	28,768	179,377	156,240	50,664	64,010	1,868,368

Write-off mineral properties	-	-	-	(156,240)	-	-	(156,240)
Balance, end of year	1,389,309	28,768	179,377	-	50,664	64,010	1,712,128

EXPLORATION EXPENDITURES

	Argentina	Peru					USA
	Mogote $	Cocha $	Cruz de Mayo $	Laguna $	Mitu $	Other $	Walker Lane, Nevada $	General Exploration $ (*)	Total $
Cumulative costs expensed – Beginning of year	1,571,412	448,056	67,657	5,769	8,360	63,307	21,135	819,463	3,005,159
Exploration expenditures during the year:
Assays	-	28,104	407	516	5,324	-	-	-	34,351
Communications	-	7,458	4,790	-	211	-	-	-	12,459
Drilling	-	179,503	-	-	-	-	-	-	179,503
Office	3,945	48,864	467	19,450	4,949	-	-	-	77,675
Salaries and contractors	-	169,021	8,974	15,108	19,058	-	-	-	212,161
Supplies and equipment	-	-	33	8,368	167	6,529	-	-	15,097
Transportation	-	53,846	4,456	8,990	4,684	-	-	-	71,976
Imagery and base maps	-	1,337	-	158	-	-	-	-	1,495
Foreign value added tax	1,546	191,338	7,932	20,614	13,482	2,559	-	-	237,471
General exploration	-	-	-	-	-	-	-	522,136	522,136
	5,491	679,471	27,059	73,204	47,875	9,088	-	522,136	1,364,324
Cumulative costs expensed - End of year	1,576,903	1,127,527	94,716	78,973	56,235	72,395	21,135	1,341,599	4,369,483

* Properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the “Company”) was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently, the Company considers itself to be an exploration stage company.

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

As of April 24, 2009, the Company had negative working capital of approximately $584,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The December 31, 2008 audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant and reliable. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

2.

CHANGE IN ACCOUNTING POLICY (continued)

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported December 31, 2007 and 2006 consolidated financial statements are as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at December 31, 2007	4,493,081	(2,780,953)	1,712,128
Future income taxes as at December 31, 2007	(38,434)	(38,434)	-
Exploration expense for the year ended December 31, 2007	(522,136)	(842,188)	(1,364,324)
Write-off of mineral properties for the year ended December 31, 2007	(250,956)	94,716	(156,240)
Loss for the year ended December 31, 2007	(2,326,325)	(747,472)	(3,073,797)
Loss per share for the year ended December 31, 2007	(0.76)	(0.24)	(1.00)
Deficit at December 31, 2007	(6,988,671)	(2,742,519)	(9,731,190)
Mineral property interests as at December 31, 2006	3,356,158	(2,056,841)	1,299,317
Future income taxes as at December 31, 2006	(61,794)	61,794	-
Exploration expense for the year ended December 31, 2006	(296,810)	(520,820)	(817,630)
Write-off of mineral properties for the year ended December 31, 2006	(525,514)	318,703	(206,811)
Loss for the year ended December 31, 2006	(1,920,249)	(202,117)	(2,122,366)
Loss per share for the year ended December 31, 2006	($1.00)	($0.11)	($1.11)
Deficit at December 31, 2006	(4,662,346)	(1,995,047)	(6,657,393)

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 13.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of environmental obligations, the recoverability of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation and warrants.  Actual results may differ from these estimates.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries are Recursos de los Andes S.A.C. (Peru) (100%), Amera-Chile Sociedad Contractual Minera (Chile) (100%) and Amera Resources Inc. (US) (100%). The Company operates in Argentina as a registered branch.  All inter-company balances and transactions have been eliminated.

Short-term Investments

Short-term investments include money market investments maturing less than 12 months from the date of initial investment. Short-term investments are designated as held-for-trading and recorded at fair value with changes in fair value, recorded in the statement of loss.

Marketable Securities

Marketable securities are designated as available-for-sale and recorded at fair value, with changes in fair value recorded in the statement of other comprehensive income.  The fair value of marketable securities is obtained by reference to the current quoted bid price on the balance sheet date.  When it is determined that a decrease in fair value is other than temporary a loss will be recorded in Other income (expense).

Mineral Property Interests

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (see Note 2).

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

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery in exploration expense.

For certain acquisitions costs for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

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

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2008, the Company does not have any asset retirement obligations.

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

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company uses the liability method of accounting for future income taxes.  Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Potential future income tax assets are not recognized, as they are not considered more likely than not to be realized.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis.  As a result, the weighted average number of shares outstanding for the years 2008, 2007 and 2006 has been recalculated as if the shares had always been consolidated on a 10 for 1 basis.

Valuation of Equity Units Issued in Private Placements

The Company has adopted a pro rata basis method with respect to the measurement of shares and warrants issued as private placement units.  The pro rata basis method required each component to be valued at fair value and an allocation of the total proceeds received based on the pro rata relative values of the components.

The fair value of the common shares is based on the closing quoted bid price on the announcement date and the fair value of the common share purchase warrants is determined at the announcement date using the Black- Scholes pricing model. The fair value attributed to the warrants is recorded in contributed surplus.

Share Issue Costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

Management Estimates and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Significant estimates include the basis of impairment of mineral properties and future income taxes. Actual results could differ from those estimates.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The estimated fair value of awards of stock-based compensation is charged to expense over the period that it is earned, with offsetting amounts to contributed surplus.  If the stock-based compensation is for past services, it is expensed immediately.  If the stock-based compensation is forfeited, no amounts are charged to expense. If stock options are exercised then the fair value of the options is re-classed from contributed surplus to share capital.

Financial Instruments

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

The Company has designated its financial instruments as follows:

(i)

Cash and short-term investments are classified as “Held-for-trading”. Due to their short-term nature, their carrying value is equal to their fair value.

(ii)

Marketable securities are classified as “Available-for-sale”.  The fair value is obtained by reference to the closing bid price on the balance sheet date.

(iii)

Amounts receivable and deposits are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method.

(iv)

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Comprehensive Income

Section 1530, Comprehensive Income, introduced the financial statement “Statement of Comprehensive Income” effective January 1, 2007 and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available for sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the year ended December 31, 2008.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and (c) for changes in estimates, the nature and amount of the change are disclosed (see Note 2).

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the Company's key management personnel:

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

This standard is effective for interim and annual financial statements beginning on January 1, 2008. Disclosures required by this standard are included in Note 9.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862, requires disclosure of additional detail by financial asset and liability categories.  Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the year ended December 31, 2008.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect there to be an impact of the adoption of this change on the disclosure in its consolidated financial statements.

4.

 SHORT-TERM INVESTMENTS

As at December 31, 2008 the Company did not hold any short-term investments.  As at December 31, 2007, the Company held short-term investments comprised of the following:

	December 31, 2007
	Maturity	Principal $
12 month term deposit - 4.45% annual interest rate	August 13, 2008	1,400,000

5.

MARKETABLE SECURITIES

At December 31, 2008, the Company held 100,000 (December 31, 2007 – 100,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $5,000 (December 31, 2007 - $54,000).  The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 6 (f)). Management has determined that the decrease in fair value of Astral is other than temporary.  As a result a loss of $28,000 has been recorded in Other income (expenses).

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS

The schedule below summarizes all costs incurred to date for each mineral property interest that the Company is continuing to explore as at December 31, 2008 and 2007:

	2008			2007
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	1,389,309	1,583,813	2,973,122	1,389,309	1,576,903	2,966,212
Peru
Cocha	54,711	1,386,723	1,441,434	28,768	1,127,527	1,156,295
Laguna	-	733,862	733,862	179,377	78,973	258,350
Mitu	14,616	137,336	151,952	-	56,235	56,235
Other	9,866	405,288	415,154	50,664	72,395	123,059
USA
Walker Lane, Nevada	-	-	-	64,010	21,135	85,145
	1,468,502	4,247,022	5,715,524	1,712,128	2,933,168	4,645,296

(a)

Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

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

(c)         Mitu Property

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima.  Acquired by direct staking the Company holds a 100% interest.

(d)         Other Properties

Included in other properties is the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru.  The Acero Property and Fuyani Property are 1,700 hectares and 1,000 hectares, respectively, and the Company holds a 100% interest.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTY INTERESTS (continued)

(e)           Laguna Project

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007.

In the first quarter of 2008 the Company terminated the option. Accordingly, the Company has written off $237,816 of acquisition costs capitalized to the property to date.

(f)

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

During the year the Walker Lane Properties were dropped due to poor results.  Accordingly, the Company has written off $64,010 of acquisition costs capitalized to the property to date.

(g)

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

In order to earn a 70% undivided interest in these projects, the Company must complete US$200,000 in exploration expenditures, including 1,500 metres of drilling, in each of the Junin group and Arequipa group of projects on or before September 14, 2009. MPDP has the right to claw-back a 30% interest (for a total 60% ownership interest) in each property 60 days after receiving notice that 1,500 metres of drilling has been completed.  No amounts have been capitalized to mineral properties and deferred costs to date.

During the third quarter of 2008, the Company decided to terminate these option agreements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(h)          Loma Colorada Property

On December 21, 2007, the Company announced that it signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property.  This 1,100 hectare project is located in Ancash Department, 430 km northwest of Lima, Peru.

Under the terms of this Agreement, the Company may earn up to a 100% undivided interest in the Loma Colorada Property by incurring US $1,400,000 in exploration expenditures and making US $490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) on or before the fourth anniversary year by making a further payment of US $2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US $400,000 and incurring a further US $3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth anniversary the Company may continue with the option for up to a final 12-month period by making a payment of US $200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US $5,000,000 and granting to the vendor a 2% NSR.  Each 1% NSR can be purchased by the Company for US $1,000,000.  No amounts have been capitalized to mineral properties and deferred costs to date.

During the third quarter of 2008, the Company decided to terminate this option agreement.

(i)          Toro Blanco, San Felipe and Sura Properties

On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. (“Geologix”) to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru.

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

During the third quarter of 2008, the Company decided to terminate this option agreement.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(j)         Golden Amera Resources Inc. Joint Venture

On June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture hired an operations manager and retained contract exploration personnel.  The joint venture has not acquired any mineral properties to date, accordingly the Company’s proportionate share of costs incurred have been recorded as general exploration expense.

On May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

(k)        Cercana Porphyry Copper Project

On June 25, 2008, the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project.  The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt.

The Cercana claims are held under an option to purchase contract with a private Peruvian company. The Company has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee was paid of $5,000 in respect of this transaction.

During the third quarter of 2008, the Company decided to terminate this option agreement.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized - unlimited common shares without par value
Issued - common shares	Number	$
Balance, December 31, 2005	16,599,092	5,854,335
Private placements	3,647,000	1,629,450
Warrants valuation	-	(503,765)
Exercise of warrants	1,194,500	716,700
For agent’s fees	8,000	2,800
For mineral properties	300,000	126,000
Less share issue costs	-	(20,949)
Balance, December 31, 2006	21,748,592	7,804,571
Private placements	11,700,000	4,095,000
Warrants valuation	-	(368,550)
For agent’s fees	157,444	49,141
For mineral properties	900,000	333,000
Less share issue costs	-	(425,253)
Balance, December 31, 2007	34,506,036	11,487,909
Private placements	7,340,000	1,027,600
Warrants valuation	-	(141,968)
Less share issue costs	-	(75,287)
Share consolidation on a 10 to 1 basis	(37,661,432)	-
Balance, December 31, 2008	4,184,604	12,298,254

(a)

On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis.  As a result, the number of shares consolidated were 37,661,432.

(b)

During the year ended December 31, 2008, the Company completed:

i)

a brokered private placement financing of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent’s warrants in the first tranche and 12,000 agent’s warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

The fair value of warrants and agent’s warrants were as follows:

1)     value assigned to 1,735,000 warrants was $62,506, less share issue costs of $8,704

2)     value assigned to the 277,600 agent’s warrant was $10,658

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants were valued at $0.038 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 2.74%, expected volatility 76% and expected life of 1.7 years.

ii)

a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800. The financing was completed on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The value assigned to 1,935,000 warrants was $79,462. The Black-Scholes Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants were valued at $0.05 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 3.26%, expected volatility 81% and expected life of 1.7 years.

(c)

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

The fair value of warrants and agent’s warrants were as follows:

1)     value assigned to 5,850,000 warrants was $326,492, net of warrant issue costs of $42,058

2)     value assigned to the 1,009,523 agent’s warrants was $84,276

The Black-Scholes Option Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants were valued at (tranche 1 - $0.075 per warrant: tranche 2 - $0.086 per warrant) based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 55% and expected life of 12 months.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

(d)

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

The Black-Scholes Option Pricing Model was used to value the warrants and agent’s warrants on a proportionate basis with the related shares.  The warrants and agent’s warrants were valued at $0.07 based on the following assumptions: dividend yield 0%, risk-free rate 4.0%, expected volatility 66% and expected life of 12 months.

At December 31, 2006, the Company has recorded a subscription receivable balance of $166,250 relating to proceeds from this private placement which had not been received at year end.  These proceeds were received in January 2007.

(e)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  The stock options granted during 2008 are subject to a four-month hold period and exercisable for a period of five years.  A summary of the Company’s outstanding options at December 31, 2008, 2007 and 2006 and the changes for the years ended on those dates are presented below:

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

	2008		2007		2006
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of year	3,432,000	0.53	1,824,500	0.68	1,504,500	0.70
Granted	5,000	0.20	1,987,500	0.39	415,000	0.60
Exercised	-	-	-	-	-	-
Cancelled	(3,262,000)	0.53	(380,000)	0.56	(75,000)	0.75
Forfeited	(175,000)	0.43	-	-	(20,000)	0.60
Balance, end of year	-	-	3,432,000	0.53	1,824,500	0.68

During fiscal 2008, the Company granted stock options with an exercise price of $0.20 per share to its employees to acquire 5,000 common shares (2007 - 1,987,500; 2006 - 414,500) and recorded stock-based compensation expense of $470 (2007 - $296,581; 2006 - $90,850).  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

	2008	2007	2006
Risk-free interest rate	2.83%	4.10%	4.00%
Estimated volatility	86%	82%	97%
Expected life	2.8 years	2.42 years	2.5 years
Expected dividend yield	0%	0%	0%

The fair value per share of stock options granted in the year ended December 31, 2008, calculated using the Black-Scholes Option Pricing Model, was $0.09 per share.  Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

(f)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agent’s warrants outstanding at December 31, 2008, 2007 and 2006 and the changes for the years ending on those dates is as follows:

	2008 Number	2007 Number	2006 Number
Balance, beginning of year	10,562,523	3,703,000	3,687,783
Issued	3,947,600	6,859,523	3,703,000
Exercised	-	-	(1,194,500)
Expired	(3,703,000)	-	(2,493,283)
Share consolidation	(9,726,411)	-	-
Balance, end of year	1,080,712	10,562,523	3,703,000

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

Common shares reserved pursuant to warrants and agent’s warrants outstanding and exercisable at December 31, 2008 are as follows:

Number	Exercise Price $	Expiry Date
129,696	4.50	April 12, 2009
556,256	4.50	April 19, 2009
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
1,080,712	3.50

8.

RELATED PARTY TRANSACTIONS

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008.  During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402) to the Grosso Group: $295,551 (2007 - $585,385) was paid in twelve monthly payments and $Nil is included in accounts receivable (2007 - $44,983 ) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is a $9,152 (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the fiscal 2008, the Company paid $65,275 (2007 - $87,500) to the President and $22,225 was included in accounts payable (2007 - $Nil).  The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  For fiscal 2008, the Company paid $9,000 to IMA for these services.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (continued)

During the year the Company accrued consulting fees in the amount of $15,000 to a company controlled by a director of the Company.  The company controlled by this director also loaned $30,000 to the Company.  These amounts are included in accounts payable.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

CAPITAL RISK MANAGEMENT

The Company views its equity as capital, and manages its issued share capital and share purchase warrants as such.  As the Company presently has no revenue, it principal source of funding is from the sale of common shares and exercise of share purchase warrants.  It is the Company’s capital management objective to safeguard its ability to continue as a going concern so it may continue to carry on its business operations.

The Company’s common shares are listed on the TSX-V and Over-the-Counter Bulletin Board (“OTCBB”). The TSX-V’s and OTCBB’s policies impose certain minimum capital requirements, limits how many options to grant, pricing of options and private placements upon the Company.  Management believes that the Company is in compliance with these externally imposed capital requirements.

Refer to Note 7 (Equity) for a description of changes in capital during 2008 and 2007.

10.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations.  At  December 31, 2008, the Company is exposed to currency risk through the following assets and liabilities in US dollars and Peruvian Soles:

	December 31, 2008
	US Dollar $	Peruvian Soles $
Cash	6,585	528
Other receivables and prepaids	-	30,263
Accounts payable and accrued liabilities	(190,447)	(5,848)

Foreign exchange rate at December 31, 2008	1.2180	0.3902

Based on the net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar and Peruvian Soles would have an insignificant impact insignificant in the Company’s net earnings.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

10.

MANAGEMENT OF FINANCIAL RISK (continued)

Credit Risk: Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and other receivables.  The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Metal Price Risk:  The Company’s portfolio of properties has exposure to predominantly copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

11.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina and Peru.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2008 and 2007.

The Company’s total assets are segmented geographically as follows:

	December 31, 2008
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral properties	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520

	December 31, 2007 Restated – Note 2
	Corporate Canada $	Argentina $	Peru $	Colombia $	USA $	Total $
Current assets	1,774,401	1,933	61,916	38,219	-	1,876,469
Mineral properties	-	1,389,309	258,809	-	64,010	1,712,128
	1,774,401	1,391,242	320,725	38,219	64,010	3,588,597

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

12.

INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2008	2007 Restated – Note 2	2006 Restated – Note 2
Statutory tax rate	31.00%	34.12%	34.12%
	$	$	$
Loss for the year	(3,472,349)	(3,073,797)	(2,122,366)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(1,076,428)	(1,048,780)	(724,151)
Differences in foreign tax rates	12,932	13,958	30,315
Effect of statutory rate change	101,430	-	-
Non-deductible items	660	162,902	228,677
Losses for which an income tax benefit has not been recognized	961,406	871,920	465,159
	-	-	-

The significant components of the Company’s future tax assets are as follows:

	2008 $	2007 Restated – Note 2 $
Future income tax assets
Share and warrant issuance costs	88,402	108,518
Mineral properties	1,347,981	794,367
Operating loss carryforward	2,091,815	1,642,767
	3,528,198	2,545,652
Valuation allowance for future tax assets	(3,528,198)	(2,545,652)
	-	-

The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes in 2008 and 2007.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

12.

INCOME TAXES (continued)

The Company has Canadian non-capital loss carryforwards of $6,397,550 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$

2009	26,258
2010	195,857
2014	852,555
2015	1,219,352
2026	1,081,390
2027	1,485,734
2028	1,536,404
6,397,550

At December 31, 2008, the Company had a net operating loss carryforward for Peru income tax purposes of approximately Cdn$1,385,000 (2007 – Cdn$620,000) which, if not utilized to reduce Peru taxable income in future periods, expires through the year 2013. These available tax losses may only be applied to offset future taxable income from the Company's current Peru subsidiary.

At December 31, 2008, the Company had a net operating loss carryforward for Chile income tax purposes of approximately Cdn$76,000 (2007 – Cdn$71,000) that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Chile subsidiary.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP.  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	2008 $	2007 Restated – Note 2 $
Consolidated balance sheets

Shareholders' equity
Balance per Canadian GAAP	969,326	3,507,938
Accumulated other comprehensive income (ii)	-	21,000
Balance per US GAAP	969,326	3,528,938

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2008 $	2007 Restated – Note 2 $	2006 Restated – Note 2 $
Consolidated statements of operations
Loss for the year under Canadian and US GAAP	(3,472,349)	(3,073,797)	(2,122,366)
Unrealized gains on available-for-sale securities (ii)	-	14,000	7,000
Comprehensive loss (iii)	(3,472,349)	(3,059,797)	(2,115,366)
Basic and diluted loss per share under US GAAP	($0.90)	($1.00)	($1.10)
Weighted average number of common shares outstanding	3,852,576	3,061,599	1,916,912

(i)

Mineral properties and exploration expenditures

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (see Note 2).

(ii)

Marketable securities

For the 2006 fiscal year, the Company's marketable securities were classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes.  Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders’ equity until realized or until an other than temporary impairment in value occurs.  For fiscal 2007, the Company began recording holding gains and losses reported as a separate component of shareholders’ equity as required by Canadian GAAP. Management has determined that the decrease in fair value of Astral is other than temporary.  As a result a loss of $28,000 has been recorded in Other income (expenses).

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

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iv)

Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2008, 2007 and 2006.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements.  This guidance is not effective until January 1, 2009.

Recently issued US GAAP accounting standards:

i) In December 2007, the FASB issued SFAS 160 a standard on accounting for noncontrolling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Management anticipates the adoption of this interpretation is not expected to have an effect on the Company’s results of operations or financial position.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Expressed in Canadian Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii)  In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:

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

14.

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2008, 2007 and 2006 as follows:

	2008 $	2007 $	2006 $
Investing activities
Accounts payable for mineral properties	50,426	-	-
Expenditures on mineral property interests and deferred costs	(50,426)	(333,000)	(126,000)
Shares issued for mineral properties	-	333,000	126,000
Proceeds on the optioning of mineral properties	-	-	33,000
Investment in marketable securities	-	-	(33,000)
	-	-	-

Financing activities
Share and warrant issuance costs	(10,658)	(133,417)	(6,435)
Warrants	10,658	84,276	3,635
Shares issued for payment of agent’s fees	-	49,141	2,800
	-	-	-

14.

SUPPLEMENTARY CASH FLOW INFORMATION (continued)

	2008 $	2007 $	2006 $
Change in non-cash working capital
Other receivables and prepaids	229,935	(99,133)	(21,100)
Subscription receivable	-	166,250	-
Accounts payable	424,109	(36,303)	(25,312)
	654,044	30,814	(46,412)

Exhibit 1.5

 Certificate of Change of Name and Notice of Articles

EXHIBIT 8.1

Organizational Chart

	PANTHERA EXPLORATION INC. (formerly Amera Resources Corporation) (Vancouver, British Columbia) (Registered in B.C. and a foreign entity registered in Argentina)		Amera Argentina Branch

100%	100%	100%

Amera Resources Chile Sociedad Contractual Minera (Chile) May 2005	Amera Resources (US) Inc. (Nevada) February 2005	Amera Resources (BVI) Inc. (BVI) January 10, 2007

		100%

		Rescursos de los Andes S.A.C (Peru) September 2004

EXHIBIT 4.14

JVM MANAGEMENT LTD.

200 – 551 Howe Street

Vancouver, B.C., V6C 2C2

September 23, 2008

Mr. Nicolaos Cacos, President

Amera Resources Corporation

709 – 837 West Hastings

Vancouver, B.C., V6C 3N6

Dear Mr. Cacos:

The following sets forth an agreement (the “Agreement”) between JVM Management Ltd., hereinafter referred to as “JVM” and Amera Resources Corporation, hereinafter referred to as the “Company”. The Company hereby engages JVM as an advisor.

JVM will assist the Company as an advisor in connection with potential transactions involving the Company. For the purpose hereof, a “Transaction” shall mean re-organization, acquisition and/or similar transaction.

In connection with is engagement hereunder, JVM shall:

a.

review the business and operations of the Company and its historical and projected financial condition;

b.

propose alternatives for re-organizing the Company;

c.

identify potential parties to a Transaction and, if requested by the Company, contact such parties and/or their representatives and assist the Company in negotiations relating to a Transaction;

d.

evaluate and recommend financial and strategic alternatives with respect to a Transaction;

e.

advise the Company as to the timing, structure and pricing of a Transaction;

f.

provide such other advisory services as are customary for similar transaction and as may be mutually agreed upon by the Company and JVM.

Fee:

JVM shall receive a non-refundable advisory fee of $5,000 plus Goods and Services Taxes per month commencing October 1, 2008. JVM shall be reimbursed for it’s reasonable out of pocket expenses, including but not limited to travel and other expenses, incurred during the term of this agreement.

JVM shall invoice the Company for fees on the first day of each month and expenses will be invoiced monthly with all invoices becoming due upon receipt.

Initial “JM” / “NC”

Duration and Term. This Agreement shall commence on October 1, 2008 and may be terminated on the earlier of (i) five days written notice to the Company, in the event that JVM becomes aware of (i) any change in the business or operations of the Company which JVM reasonably believes may adversely affect JVM’s ability to render the services contemplated hereunder, (ii) any material misrepresentation by the Company with respect to the business operations, assets, condition (financial or otherwise), results of operations or prospect of the Company, or (iii) any material breach by the Company of its obligations under this Agreement. Any unpaid fees as a result of the termination of this Agreement shall become due and payable to JVM immediately.

The Company may terminate this agreement by giving JVM thirty day written notice.

Indemnification. The Company agrees to indemnify and hold harmless JVM, and their respective officers, directors and employees (collectively the “Indemnified Parties”) from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, proposal or any other matter (collectively, the “Matters”) contemplated by the Agreement hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including reasonable fees and expenses of legal counsel) as incurred in connection with the investigation or, preparation for, or defense of any pending or threatened claim related to or arising in any manner out of any Matter contemplated by this Agreement of any proceeding arising therefrom (the “Proceedings”) whether or not such Indemnified Party is a formal party to such Proceedings. The Company further agrees that it will not, without the prior written consent of JVM, settle compromise or consent to the entry of any judgment in any pending or threatened Proceedings in respect of which indemnification may be sought hereunder, unless such settlement, compromise or consent includes an unconditional release of JVM and each other Indemnified Party hereunder from all liability arising out of such Proceedings.

Relationship of the Parties.  It is understood that JVM is acting as an advisor only, and shall have no authority to enter into any agreements, contracts or commitments on the Company’s behalf, or to negotiate the terms of financing, or to hold any funds or securities in connection with financing.

Assignment. The Company may not assign the Agreement with the prior written consent of JVM which consent shall not unreasonably be withheld.

Limitation of Liability. The liability of JVM pursuant to this agreement  shall be limited to the aggregate fees received by JVM hereunder, which shall not include any liability.

Notice.  Notices to any party to this Agreement shall be in writing and may be delivered by mail or facsimile sent to the following addresses:

Amera Resources Corporation

709-837 West Hastings Street

Vancouver, B.C., V6C 3N6

Facsimile:  (604) 687-1858

JVM Management Ltd.

200-551 Howe Street

Vancouver, B.C., V6C 2C2

Facsimile:  (604) 683-4499

Initial “JM”/”NC”

Governing Law. This Agreement is and shall be deemed accepted in British Columbia and interpreted and enforced in accordance with the laws of British Columbia.

If you are in agreement with the foregoing, please execute and return one copy of this agreement to JVM.

Very truly yours,

JVM Management Ltd.

Per:     /s/  Jerry A. Minni

Jerry A. Minni, President

AGEED AND ACCEPTED BY

Amera Resources Corporation

Per:     /s/ Nikolaos Cacos

Mr. Nikolaos Cacos, President

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13A-14 (A) OF CHIEF EXECUTIVE OFFICER

I, Nikolaos Cacos, certify that:

1.

I have reviewed this annual report on Form 20-F of Panthera Exploration Inc. for the year ended December 31, 2008;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15(d)-15(f) and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant , including its consolidated subsidiary, is made known to us by others within that entity, particularly during the period in which this report is being prepared;

b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

c)  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

d)  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting: and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a)  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:  July 8, 2009

/s/ Nikolaos Cacos

Nikolaos Cacos

President, Chief Executive Officer and Director

EXHIBIT 12.2

CERTIFICATION PURSUANT TO RULE 13A-14 (A) OF CHIEF FINANCIALOFFICER

I, Michael Clark, certify that:

1.

I have reviewed this annual report on Form 20-F of Panthera Exploration Inc. for the year ended December 31, 2008;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15(d)-15(f) and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant , including its consolidated subsidiary, is made known to us by others within that entity, particularly during the period in which this report is being prepared;

b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

c)  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

d)  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting: and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a)  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:  July 8, 2009

/s/ Michael Clark

Michael Clark

Acting Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Panthera Exploration Inc. (the "Company") on Form 20-F for the year ending December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Nikolaos Cacos, President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date:  July 8, 2009

/s/ Nikolaos Cacos

Nikolaos Cacos

Chief Executive Officer, President and Director

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Panthera Exploration Inc. (the "Company") on Form 20-F for the year ending December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Michael Clark, acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date:  July 8, 2009

/s/ Michael Clark

Michael Clark

Acting Chief Financial Officer

                                                                    Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in the Annual Report on Form 20-F of Panthera Exploration Inc. (the “Company”) for the year ended December 31, 2008 of our report dated April 10, 2009, relating to the Company’s consolidated balance sheets as of May 31, 2008 and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2008.

DATED    July 9, 2009

/s/ MacKay LLP

By: MacKay LLP

Chartered Accountants