Form 20-F/A
period 2008-12-31
PANTHERA EXPLORATION INC.
filed 2009-07-31
CIK 1303180

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

Item 17      X

    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes                 No      X

Table of Contents

EXPLANATORY NOTE:

4

ITEM 17.  FINANCIAL STATEMENTS.

4

ITEM 19.  EXHIBITS.

4

SIGNATURES

6

EXPLANATORY NOTE:

We hereby amend our Annual Report, on Form 20-F, filed on July 15, 2009, by this Amendment No. 1 on Form 20-F/A, for the purpose of inserting the audit report of our former auditors into our financial statements for the fiscal year ended December 31, 2008, included in our Form 20-F,  which report was missing from our 20-F filed on July 15, 2009.  Accordingly, we have amended Items 17 and 19.

We are also updating Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1, and adding Exhibit 15.2.

This Amendment does not amend or restate any information contained in our 20-F filed on July 15, 2009, other than as noted in this Explanatory Note. This Amendment does not purport to update any recent events or developments to the date of the original filing on July 15, 2009.

ITEM 17.  FINANCIAL STATEMENTS.

Page
Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006	F-1 – F35

ITEM 19.  EXHIBITS.

(a)

Financial Statements

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006

(b)

List of Exhibits.

Exhibit Number	Description
1.1	Articles (1)
1.2	Memorandum and Certificate of Incorporation (1)
1.3	Certificate of Change of Name and Altered Memorandum (1)
1.4	Notice of Articles (1)
1.5	Certificate of Change of Name and Notice of Articles (5)
4.1	Stock Option Plan dated April 13, 2004 (1)
4.2	Agreement with Nikolaos Cacos dated January 2, 2004 (1)
4.3	Form of Agreement with the Grosso Group Management Ltd., effective January 1, 2005 (2)
4.4	Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006 (3)
4.5	Letter of Intent between the Company and Astral Mining Corporation dated June 9, 2006 (3)
4.7	Letter of Intent between the Company and Chancadora Centauro S.A.C dated December 7, 2006 (4)
4.8	Letter Agreement for Services with IMA Exploration for Joseph Grosso effective May 1, 2007 (4)
4.6	Joint Venture Agreement between the Company and Golden Arrow dated June 30, 2007 (4)
4.9	Consulting Agreement between Ellsworth Geological, PC and Grosso Group Management Ltd. dated July 12, 2007, effective August 11, 2007 (4)
4.10	Option Agreement with Minera Phelps dated September 19, 2007 (4)
4.11	Option Agreement with Minera Phelps dated September 19, 2007(4)
4.12	Letter of Intent between the Company and Victor Marcial Garcia Garcia and Elvira Carmen Maria Agois Barbier, dated November 15, 2007 (4)

4.13	Letter of Intent between the Company and Geologix Explorations Inc. dated February 1, 2008 (4)
4.14	Agreement between the Company and JVM Management Ltd. dated September 23, 2008, effective October 1, 2008. (5)
8.1	List of Subsidiaries (5)
12.1	Certification of Nikolaos Cacos Pursuant to Rule 13a-14(a)
12.2	Certification of Michael Clark Pursuant to Rule 13a-14(a)
13.1	Certification of Nikolaos Cacos Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Michael Clark Pursuant to 18 U.S.C. Section 1350
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm

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

(5)

Incorporated by reference to the exhibits to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2009, file number 0-51005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANTHERA EXPLORATION INC.

/s/ Nikolaos Cacos

Dated:  July 29, 2009

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

“Nikolaos Cacos”

“Mike Clark”

Nikolaos Cacos

Mike Clark

President

Chief Financial Officer

April 28, 2009

CHARTERED ACCOUNTANTS MacKay LLP	1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

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

“MacKay LLP”

Vancouver, Canada.

April 10, 2009

Chartered Accountants

CHARTERED ACCOUNTANTS MacKay LLP	1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

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

“MacKay LLP”

Vancouver, Canada.

April 10, 2009

Chartered Accountants

REPORT OF PRIOR YEAR INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Panthera Exploration Inc.

We have audited the consolidated balance sheets of Panthera Exploration Inc. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statement of operations and deficit, comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 before giving effect to the matters described in note 2 of the Company’s financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (U.S. of America). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above before giving effect to the matters described in note 2 of the Company’s financial statements, present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada,

April 23, 2008.

Chartered Accountants

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

Vancouver, Canada,

April 23, 2008.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The accompanying notes are an integral part of these consolidated financial statements.

14.

SUPPLEMENTARY CASH FLOW INFORMATION (continued)

	2008 $	2007 $	2006 $
Change in non-cash working capital
Other receivables and prepaids	229,935	(99,133)	(21,100)
Subscription receivable	-	166,250	-
Accounts payable	424,109	(36,303)	(25,312)
	654,044	30,814	(46,412)

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13A-14 (A) OF CHIEF EXECUTIVE OFFICER

I, Nikolaos Cacos, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Panthera Exploration Inc. for the year ended December 31, 2008;

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

Date:  July 29, 2009

/s/ Nikolaos Cacos

Nikolaos Cacos

President, Chief Executive Officer and Director

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 12.2

CERTIFICATION PURSUANT TO RULE 13A-14 (A) OF CHIEF FINANCIAL OFFICER

I, Michael Clark, certify that:

1.

I have reviewed this annual report on Form 20-F/A of Panthera Exploration Inc. for the year ended December 31, 2008;

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

Date:  July 29, 2009

/s/ Michael Clark

Michael Clark

Acting Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Panthera Exploration Inc. (the "Company") on Form 20-F/A for the year ending December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Nikolaos Cacos, President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

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

Date:  July 29, 2009

/s/ Nikolaos Cacos

Nikolaos Cacos

Chief Executive Officer, President and Director

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Panthera Exploration Inc. (the "Company") on Form 20-F/A for the year ending December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Michael Clark, acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

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

Date:  July 29, 2009

/s/ Michael Clark

Michael Clark

Acting Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in the Annual Report on Form 20-F/A of Panthera Exploration Inc. (the "Company") for the year ended December 31, 2008 of our report dated April 10, 2009, relating to the Company's consolidated balance sheets as of December 31, 2008 and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2008.

DATED July 29, 2009

/s/ MacKay LLP

By: MacKay LLP

Chartered Accountants

Exhibit 15.2

AUDITORS’ CONSENT

To Panthera Exploration Inc.

We consent to the use of our audit report dated April 23, 2008 to the shareholders of Panthera Exploration Inc. (the "Company") on the version of the financial statements of the Company comprising the consolidated balance sheets and the consolidated statements of operations and deficit, comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 2007 and December 31, 2006 to be filed with securities regulatory authorities on EDGAR on July 30, 2009.

We have performed only limited procedures, including enquiries of the Company’s management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the filing of these financial statements pursuant to the continuous disclosure provisions of the applicable securities legislation; accordingly, we do not consent to the use of our audit report for any other purpose.

Vancouver, Canada,

July 30, 2009.

Chartered Accountants