Form 20-F
period 2009-12-31
PANTHERA EXPLORATION INC.
filed 2010-04-30
CIK 1303180

United States Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F

(Mark One)

[   ]

Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

[   ]

Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

or

[   ]

Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report ______________

Commission file number: 0-51005

Panthera Exploration Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6

(Address of principal executive offices)

Bruce Winfield, 604-687-1828, bwinfield@pantheraexploration.com
709 - 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

8,795,604 Common Shares outstanding as of December 31, 2009

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

Item 17      X

    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes                 No      X

i

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.

Panthera Exploration Inc. and its subsidiaries (the “Company”) is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects (“NI 43-101”)) to calculate and categorize “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” under the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves - Definitions and Guidelines dated December 11, 2005.  These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada.  Canadian law also requires disclosure of mineral resources that equate to measured, indicated and inferred resources.  These definitions have not been adopted for use in the United States by the Securities and Exchange Commission (the “SEC”) under Industry Guide 7 (“SEC Guide 7”) promulgated under U.S. Securities laws. See “Item 3.D. Risk Factors – Differences in United States and Canadian reporting of reserves and resources.”

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

Hydrothermal Alteration	Those chemical and mineral changes resulting from the interaction of hot water solutions with pre-existing solid mineral phases.
Intrusive Rock	A body of rock, that while fluid, penetrated into or between other rocks, but solidified before reaching the surface.
Km	kilometre
LWA	length weighted average
m	metre

ii

mm	millimetre
Mafic	Dark colored, generally iron or magnesium rich, rock or mineral.
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
Qualified Person

As defined in under NI 43-101 an individual who (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association.

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

iii

Elements:
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
Chlorite

Family of sheet silicates of iron, magnesium and aluminum, characteristic of low-grade metamorphism or hydrothermal alteration. Green color, with cleavage like mica, except that chlorite small scales are not elastic.

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

-iv-

Forward Looking Statements

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

Statements about future property acquisitions, expected completion dates of acquisitions/transactions, feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures, business development efforts, the need for additional capital and the Company's production capacity are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.  You should not place undue reliance on these forward-looking statements.

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

The Company cautions that the list of factors set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the SEC.  In particular, your attention is directed to the risks detailed in “Item 3. Key Information - Risk Factors” and similar discussions in the Company's other SEC and Canadian  filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this annual report and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

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

-v-

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references in this annual report are to Canadian dollars.

The following table sets out the average exchange rate for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) for the past five fiscal years (based on the average of the exchange rates on the last day of each month in such periods). Exchange rates are based on the Bank of Canada nominal noon exchange rates.

	Canadian Dollars Per U.S. Dollars
	2009	2008	2007	2006	2005
Average for the period	1.1372	1.0709	1.0666	1.1309	1.2085

The following table sets forth high and low exchange rates for one U.S. dollar expressed in terms of one Canadian dollar for the past six months:

For the Month of
	March 2010	February 2010	January 2010	December 2009	November 2009	October 2009
High for the period	1.0421	1.0734	1.0657	1.0713	1.0743	1.0845
Low for the period	1.0113	1.0420	1.0251	1.0405	1.0460	1.0292

Exchange rates are based on the Bank of Canada .   The nominal noon exchange rate on April 20, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0014.

-vi-

PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2009, 2008 and 2007, was derived from the financial statements of the Company which have been audited by MacKay LLP (2009 and 2008) and Ernst & Young LLP (2007), independent Chartered Accountants, as indicated in their reports which are included elsewhere in this annual report.  The selected financial data set forth for the years ended December 31, 2006 and 2005 are derived from the Company’s audited financial statements, not included herein.

The selected financial data for the periods ended December 31, 2009, 2008 and 2007, has been derived from the audited financial statements of the Company, included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

Reference is made to Note 11 of the Company’s audited financial statements for the years ended December 31, 2009, 2008 and 2007 which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed its exploration activity principally through the sale of its equity securities.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2010 to December 31, 2010, nor sufficient working capital to fund all its planned exploration activities.  In the future, the Company will need to raise additional capital through the sale of its equity securities to fund further exploration activities.  See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company or at all.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.

Canadian Generally Accepted Accounting Principles

	(CDN $)
	Year Ended December 31,
	2009	2008	2007	2006	2005
Revenue	-	-	-	-	-
General Corporate Expenditures	(428,264)	(919,084)	(1,612,536)	(1,125,939)	(988,664)
Exploration Expenditures	90,815	(2,165,600)	(1,364,324)	(817,630)	(1,149,971)
Foreign Exchange Gain (Loss)	5,129	38,071	(21,080)	(2,910)	(36,624)
Interest and Miscellaneous Income	-	14,210	80,383	30,924	15,001
Write-off of mineral properties	(1,299,632)	(411,946)	(156,240)	(206,811)	(225,000)
Write-down of marketable securities	-	(28,000)	-	-	-

Net Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)	(2,122,366)	(2,385,258)
Loss per Share Basic and Diluted	(0.26)	(0.90)	(1.00)	(1.11)	(1.50)
Weighted Average Number of Shares Outstanding	6,395,393	3,852,576	3,061,599	1,916,912	1,591,682

Working Capital	(307,066)	(499,176)	1,795,810	870,731	516,270
Capital Assets	-	-	-	-	-
Mineral Property interests	9,764	1,468,502	1,712,128	1,299,317	1,237,033
Long-Term Debt	-	-	-	-	-
Total Assets	204,247	1,524,520	3,588,597	2,287,011	1,895,578
Net Assets - Shareholder’s Equity (Deficiency)	(297,302)	969,326	3,507,938	2,170,048	1,753,303

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 11 of the accompanying consolidated audited financial statements):

	(CDN $)
Consolidated Statements of Operations
	2009	2008	2007	2006	2005
Loss for the year under Canadian and US GAAP	(1,631,952)	(3,472,349)	(3,073,797)	(2,122,366)	(2,385,258)
Unrealized gains on available-for-sale securities	-	-	14,000	7,000	-
Comprehensive loss under US GAAP	(1,631,952)	(3,472,349)	(3,059,797)	(2,115,366)	(2,385,258)
Basic and diluted loss per share under US GAAP	(0.26)	(0.90)	(1.00)	(1.10)	(1.50)

Consolidated balance sheets	(CDN $)
	2009	2008	2007	2006	2005
Shareholders’ Equity
Balance per Canadian GAAP	(297,302)	969,326	3,507,938	2,170,048	1,753,303
Accumulated other comprehensive income	-	-	21,000	7,000	-
Balance per US GAAP	(297,302)	969,326	3,528,938	2,177,048	1,753,303

Recent Accounting Pronouncements

United States Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the Canadian Accounting Standards Board (“AcSB”) and International Accounting Standards Board (“IASB”) on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The adoption of this interpretation did not have an effect on the Company’s results of operations or financial position.

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

The statement is effective for periods beginning on or after December 15, 2008.  The adoption of this interpretation did not have an effect on the Company’s results of operations or financial position.

Equity Method Investment Accounting Considerations

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investee’s issuance of shares.  EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-6 did not have an effect on the Company’s consolidated financial statements.

Canadian Pronouncements

Goodwill and Intangible Assets

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company’s financial statements for the year ended December 31, 2009.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company’s financial statements for the year ended December 31, 2009.

General Standard of Financial Statement Presentation

The Company implemented this section which required the Company to include management’s assessment and disclosure of an entity’s ability to continue as a going concern.

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections as it has not adopted them yet.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is evaluating  the financial reporting impact of the transition to IFRS.

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

Due to the nature of the Company’s business and the present stage of exploration on its mineral resource properties, the following risk factors apply to the Company’s operations (see “Item 4. Information on the Company – History and Development of the Company”):

The Company has a history of losses and has not generated any revenues from operations.

The Company has historically incurred losses as evidenced by its audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.  The Company has financed its operations principally through the sale of its equity securities.   The Company does not anticipate that it will earn any revenue from its operations until its properties are placed into production, if ever.  If the Company is unable to place its properties into production, the Company may never realize revenues from operations, will continue to incur losses and you may lose the value of your investment.

The Company has no history of production and may never achieve revenues or profitability.

The Company’s properties are not in commercial production, and the Company has never recorded any revenues from mining operations. The Company expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond the Company’s control. The Company may not generate any revenues or achieve profitability.

The Company's exploration activities may not be commercially successful.

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

The success of mineral exploration and development is determined in part by the following factors:

  the identification of potential mineralization based on analysis;

  the availability of exploration permits;

  the quality of the Company’s management and its geological and technical expertise; and

  the capital available for exploration.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

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

The title to mineral claims is often uncertain and there may be challenges or problems to the Company's title to its mineral properties.

The Company has under option mineral claims which constitute the Company's property holdings.  The ownership and validity of mining claims are often uncertain and may be contested.

The Company does not obtain title insurance for its property interests.  The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on any of the Company’s mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated, their existence and area could be in doubt.  Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

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

The Company seeks additional capital through equity financings or joint venture arrangements.

The Company does not have adequate resources to maintain its core activities, has ceased its exploration activities for the time being, and is taking steps to reduce overhead and other costs.  The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties.  There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements.  The Company’s management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties.  These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.  The failure to obtain such financing or complete joint venture arrangements could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company does not have any definitive commitment or agreement concerning any investment, strategic alliance or related effort.

Joint ventures and other partnerships in relation to the Company’s properties may expose the Company to risks.

The Company may seek joint venture partners to provide funding for further work on any or all of its other properties.  Joint ventures may involve significant risks and the Company may lose any investment it makes in a joint venture.  Any investments, strategic alliances or related efforts are accompanied by risks such as:

1.

the difficulty of identifying appropriate joint venture partners or opportunities;

2.

the time the Company’s senior management must spend negotiating agreements and monitoring joint venture activities;

3.

the possibility that the Company may not be able to reach agreement on definitive agreements with potential joint venture partners;

4.

potential regulatory issues applicable to the mineral exploration business;

5.

the investment of the Company’s capital or properties and the loss of control over the return of the Company’s capital or assets;

6.

the inability of management to capitalize on the growth opportunities presented by joint ventures; and

7.

the insolvency of any joint venture partner.

There are no assurances that the Company would be successful in overcoming these risks or any other problems encountered with joint ventures, strategic alliances or related efforts.

Exploration, development and mining involve a high degree of risk.

Mineral exploration is highly speculative in nature, involves many risks and frequently is nonproductive.  There can be no assurance that the Company’s efforts to identify resources will be successful.  Moreover, substantial expenditures are required to establish resources through drilling, to determine metallurgical processes to extract the metal from the ore and to construct mining and processing facilities.  During the time required to establish resources, determine suitable metallurgical processes and construct such mining and processing facilities, the economic feasibility of production may change because of fluctuating prices.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather conditions, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in metal prices.

The value and price of the common shares of the Company, financial results, and its exploration, development and mining activities, if any, may be significantly adversely affected by declines in the price of metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors.   For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

The Company is subject to risks related to community action.

All industries, including the mining industry, are subject to community actions. In recent years, communities and nongovernmental organizations have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and resource figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources including many factors beyond the Company’s control. The estimation of mineral resources is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this annual report  uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this annual report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies.

The Company will require exploration and mining permits and licenses.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed. Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

The Company may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. In 2007, 2008 and 2009, the United States credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence. These conditions worsened in 2008 and 2009 and are continuing in 2010, causing a loss of confidence in the broader United States and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  Access to additional capital may not be available to the Company on terms acceptable to it, or at all.  Further, as a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities.

The Company’s financial position and results are subject to fluctuations in foreign currency values.

Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.  The Company's operations make it subject to foreign currency fluctuations and such fluctuation may adversely affect the Company’s financial position and results.  Certain of the Company’s expenses are denominated in U.S. dollars.  As such, the Company’s principal foreign exchange exposure is related to the conversion of the Canadian dollar into U.S. dollars.  The Canadian dollar varies under market conditions.  Continued fluctuation of the Canadian dollar against the U.S. dollar will continue to affect the Company’s operations and financial position.  The Company’s foreign subsidiaries comprise a direct and integral extension of the Company’s operations.  These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities.  Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income.  The Company does not engage in hedging activities.  See “Item 5.  Operating and Financial Review and Prospects”.

The Company’s operations are subject to environmental risks.

All phases of the Company’s operations are subject to federal, state and local environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which the Company holds and will hold interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Production, if any, at its mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then the Company may become subject to liability for hazards that it may not be insured against or for clean-up work that may not be insured.

The Company's plan of operation for its properties is subject to unexpected delays.

The Company’s minerals business will be subject to the risk of unanticipated delays including permitting its contemplated projects.  Such delays may be caused by fluctuations in commodity prices, mining risks, difficulty in arranging needed financing, unanticipated permitting requirements or legal obstruction in the permitting process by project opponents.  In addition to adding to project capital costs (and possibly operating costs), such delays, if protracted, could result in a write-off of all or a portion of the carrying value of the delayed project.

The Company's common shares may be subject to price and volume fluctuations.

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX Venture Exchange (the “TSX-V”) fluctuated from a high of $0.20 to a low of $0.07, and experienced a fluctuation from a high of US$0.20 to a low of US$0.02 on the Over-the-Counter Bulletin Board (“OTCBB”) during the 12-month period ending December 31, 2009.  There can be no assurance that continual fluctuations in price will not occur.

The Company does not insure against all risks.

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

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company is dependent on its key personnel.

The Company is dependent on the services of Bruce Winfield, the President and CEO and a director of the Company.  The loss of Mr. Winfield could have an adverse affect on the Company.   See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest”.  The Company does not maintain "key-man" insurance in respect of any of its principals.

The Company is dependent on certain third parties.

The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including: (i) the ability of the Company to acquire properties or projects of merit; (ii) the ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; (iii) the ability to discover and produce minerals; (iv) the ability to attract and retain additional key personnel in investor relations, marketing, technical support, and finance; and (v) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend.

The Company’s officers and directors may have potential conflicts of interest.

Several of the Company’s directors are also directors, officers or shareholders of other companies.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Conflicts of Interest”.

Government regulation may adversely affect the Company’s business and planned operations.

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

Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance.  As of the date of this annual report the Company has not conducted an archeological survey on its Nevada properties.  In the future the Company may be required to conduct such a survey if its activities constitute a disturbance.  To the best of management’s knowledge, there are no known environmental or threatened and endangered species issues at our Nevada properties that would provide grounds for denial of approval of a plan of operation.

The Company competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

The Company does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.

We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Broker-dealers may be discouraged from effecting transactions in the Company's common shares because they are considered a penny stock and are subject to the penny stock rules.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks".  Generally, penny stocks are equity securities with a price of less than US$5.00 per share (other than securities registered on certain national securities exchanges).  Since the Company’s shares are traded for less than US$5.00 per share, the shares are subject to the SEC’s penny stock rules.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  Such rules and regulations may make it difficult for holders to sell the common shares of the Company, and they may be forced to hold it indefinitely.

You may be unable to enforce U.S. judgments against the Company or its officers and directors.

It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada.  None of the Company’s directors is a resident of the United States and all, or a substantial portion, of the other directors’ assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

The Company faces increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as any new rules implemented by the SEC, Canadian Securities Administrators and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares. These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act and/or NI 52-109 could be impaired, which could cause the Company’s share price to decrease.

The Company may be a passive foreign investment company, which has certain adverse consequences for U.S. Holders (as defined herein).

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term in defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.  If the Company were treated as a PFIC for any taxable year in which a U.S. Holder held the Company’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules.  The Compay has not made a conclusive determination as to whether it has been in prior tax years or is currently a PFIC.  The Company could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years.  However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years.  U.S. Holders of Company’s shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their situation.

Item 4.   Information on the Company.

A. History and Development of the Company

The Company was incorporated pursuant to the Company Act (British Columbia) (the “Company Act”) on April 11, 2000 under the name “XS Capital Corp.”  The single outstanding share was transferred to Mr. Cacos (President and a director of the Company between April 11, 2000 and December 18, 2009) on April 11, 2000 from Joseph Grosso (a director and Chairman of the Company between February 2004 and October 2008). The Company had no business assets and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below.  As a result of the decision to engage in mineral exploration activities, the Company changed its name to “Amera Resources Corporation” on March 4, 2003.  There was no change of control or change in management in connection with the name change.

On March 29, 2004, the British Columbia Business Corporations Act (“BCBCA”) came into force in British Columbia and replaced the Company Act, which is the statute that previously governed the Company.  In connection with the adoption of the BCBCA, the Company’s shareholders (at a shareholder meeting held on June 30, 2004) approved the adoption of new Articles (which replaced in their entirety the prior Articles), approved a resolution which removed the Company from governance under certain “pre-existing company provisions” under the BCBCA, and altered the Company’s authorized share capital from 100,000,000 (pre-consolidated) common shares without par value to an unlimited number of common shares without par value.  By Notice of Alteration, the Company’s Articles were altered effective September 13, 2004.

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

In December 2003, the Company completed its initial public offering (“IPO”) and commenced trading on the TSX-V under the symbol “AMS”.  Effective September 13, 2006, the Company received clearance for quotation on the OTCBB under the symbol “AJRSF”.  Following the Company’s name change to Panthera Exploration Inc. in December 2008, the TSX-V trading symbol changed to “PNX.V” and the OTCBB trading symbol changed to “PNXLF.OB” effective December 31, 2008.

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

Pursuant to a property transfer agreement dated May 25, 2009 among the Company, Golden Arrow Resources Corporation (“Golden Arrow”) and certain subsidiaries of the Company, Golden Arrow acquired the Company’s 51% interest in the Mogote Property located in Argentina, and certain other mineral property interests from the Company, in consideration for US$150,000 and the reservation of a 1% net smelter returns royalty, one half of which may be purchased by Golden Arrow for US$1 million, on such properties to the Company.  Following this transaction, Golden Arrow holds a consolidated 100% interest in the Mogote Property, subject to outstanding net smelter return royalties. See “Item 4. Information on the Company - Property, Plants and Equipment - Principal Properties - Mogote Project”, “Item 7.  Major Shareholders and Related Party Transactions” and “Item 10.  Additional Information – Material Contracts”.

In March 2005, pursuant to an Acknowledgement Agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada (the “Roy and Hills Claims”). Mr. Jones, as agent for the Company, staked the Roy and Hills Claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004.  Mr. Jones is an arm’s length, third party.  Mr. Jones transferred the Roy and Hills Claims to Amera Resources (US) Inc., the Company’s wholly-owned subsidiary, and quitclaim deeds were filed with the Bureau of Land Management on June 1, 2005.  On June 9, 2006, the Company granted an option (the “Astral Letter of Agreement”) on its Roy and Hills properties in Nevada to Astral Mining Corporation (“Astral”).  Under the terms of the Astral Letter of Agreement, Astral may have earned up to an 80% undivided interest in the Roy and Hills Claims.  Astral could have earned an initial 65% interest in the Roy and Hills Claims by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 of its common shares (pre-consolidated) to the Company.  Astral could then elect to earn an additional 15% interest, by issuing a further 500,000 common shares (pre-consolidated) to the Company and completing a bankable feasibility stage, within three years.  The Astral Letter of Agreement was approved by the TSX-V, and Astral issued the first 100,000 shares (pre-consolidated) to the Company on August 4, 2006. In 2007 Astral carried out a drill program on the Roy and Hills gold projects.  During 2008, the Hills claims were dropped due to the negative results and Astral’s recommendation.  During 2008 the option agreement with Astral was terminated due to challenging market conditions.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills claims and still maintains title to the Roy property claims. See “Item 4. Information on the Company - Property, Plants and Equipment”.

In October 2005, the Company applied for the Cocha concession covering a copper-silver target in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  On March 2, 2006 the Company was formally granted the concession title by the Peruvian government resulting in a 100% interest in the property through its then wholly-owned Peruvian subsidiary, Recursos de los Andes S.A.C. During fiscal 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $48,420 to $6,291.  On July 29, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote Property and four Peruvian property concessions for $168,870 (US$150,000).  The amount allocated to proceeds for Cocha was $6,291.  See “Item 4. Information on the Company - Property, Plants and Equipment”, “Item 7.  Major Shareholders and Related Party Transactions” and “Item 10.  Additional Information – Material Contracts”.

The Company also held 100% interests in the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru.  During 2009, management determined that the properties should be written down to their net realizable value. Accordingly, the Company has written down the Acero acquisition costs by $5,497 to $715 and written down the Fuyani acquisition costs by $3,234 to $420. On July 29, 2009 these properties were sold to Golden Arrow as part of the sale of its 51% interest in the Mogote Property and four Peruvian property concessions for $168,870 (US$150,000). The amount allocated to proceeds for Acero was $715 and the amount allocated to Fuyani was $420. See “Item 7.  Major Shareholders and Related Party Transactions” and “Item 10.  Additional Information – Material Contracts”.

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima.  Acquired by direct staking the Company holds a 100% interest. During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,935 to $1,681. On July 29, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote Property and four Peruvian property concessions for $168,870 (US$150,000).  The amount allocated to proceeds for Mitu was $1,681.  See  “Item 7.  Major Shareholders and Related Party Transactions” and “Item 10.  Additional Information – Material Contracts”.

To date, the Company has raised $14,717,423 in cash through the sale of its securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties.  See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.  There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.

Acquisition and Disposition of Mineral Property Interests during the Three Prior Fiscal Years

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties. Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized.

The Company has made additions to mineral properties acquisition costs of $9,764, $168,320 and $569,051, exploration expenditures (recovery) of $(90,815), $2,165,600 and $1,364,324, and capital assets of $Nil, $Nil and $Nil for the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

In fiscal 2009, the Company wrote down mineral property acquisition costs for the Peruvian and Argentinean properties totaling $1,299,632 and also received proceeds of $168,870 for the Peruvian and Argentinean properties.  In fiscal 2008, the Company wrote off acquisition costs of $237,816 for Laguna and $110,120 for other properties in Peru.  The Company wrote off mineral property acquisition costs for its Walker Lane properties in the US in the amount of $64,010. In fiscal 2007 the Company wrote off mineral property acquisition costs for its Cruz de Mayo property in Peru in the amount of $156,240.  See “Item 4.  Information on the Company - Property, Plants and Equipment - Principal Properties”

During the fiscal year ended December 31, 2009, by a Property Transfer Agreement dated May 25, 2009 (the “Property Agreement”), the Company agreed to sell and transfer to Golden Arrow all of the Company’s interests in four properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina (collectively, the “Properties”).  The transaction received disinterested shareholder approval at the Company’s annual and special meeting of shareholders on July 22, 2009.  See “Item 7.  Major Shareholders and Related Party Transactions” and “Item 10.  Additional Information – Material Contracts”.

Until the transfer of its interests in the Properties, the Company had conducted exploration work since 2003 for the Mogote Property in Argentina, and since 2004 for the other four Peruvian properties.  The Company had incurred a total of $1,468,502 in acquisition costs and another $3,144,817 in exploration work on the Properties over that period, with the primary expenditures being for the Mogote Property of $1,389,309 in acquisition costs and $1,583,813 in exploration work.

The Company had financed the acquisition and exploration costs on the Properties through equity financing.  Unfortunately, the prevailing current economic conditions inflicted a severe blow to the viability of sustaining the Company’s operations in Peru and Argentina.  Being unable to raise new equity financing, and with substantial accumulated corporate debts, the Company came to the conclusion in early 2009 that it could not sustain its operations in South America.  As a result, the Company wrote down its investment in the Properties in 2009 by another $1,299,632.  Furthermore, the ongoing maintenance requirements for the concessions in Peru required significant financial payments of $107,000 before the end of June 2009.  Due to the current weak financial position of the Company, it would have been unable to make these property payments, and the concessions would have lapsed.  Accordingly, management of the Company made the difficult decision of ceasing operations in South America and liquidating its assets.

Efforts Management Made to Secure Best Price

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

The deteriorating equity markets made it effectively impossible for the Company to complete project financing through issuing additional equity in the Company given the amounts required to be raised and the financial market conditions.  As a result, faced with the prospect of losing the Properties through forfeiture, the decision was made to sell the Company’s interests in the Properties, and maintain the Roy Property in Nevada.

Golden Arrow was a clear potential purchaser for the Properties, due to its existing 49% interest in the Mogote Property. Golden Arrow originally optioned to the Company in 2003, and has been a joint venture partner of the Company on, the Mogote Property since the Company earned its 51% interest therein in 2008.  At the time of the transaction, the board of directors of the Company had two directors in common with Golden Arrow, Nikolaos Cacos (until December 18, 2009), then President and CEO of the Company, and Dr. David Terry, P. Geo., (Vice President Exploration until December 18, 2009), and accordingly under the policies of the TSX Venture Exchange (the “Exchange”), the Company therefore deals with Golden Arrow on a non-arm’s length basis.  Golden Arrow is an informed purchaser, knowledgeable about the mineral exploration industry in general and the exploration and development of properties in South America in specific.

On the basis of other discussions with possible global purchasers, and the lack of potential sources of funding available to the Company to finance development of these projects, and the Fairness Opinion (as defined and discussed below), management was of the opinion that the purchase price payable for the Properties under the Property Agreement was fair and reasonable, given the uncertainty as to how long the current financial environment would last, the uncertainties regarding the on-going market value of the Properties, and the costs, capital investment, and timeline required to develop these projects.  Management was also mindful of the fact that significant property maintenance costs of $107,000 were due by the end of June 2009 to maintain the Peruvian properties in good standing, failing which these properties and the Company’s significant investment therein would have been lost.

Terms and Conditions of the Property Agreement

Pursuant to the terms of the Property Agreement, Golden Arrow purchased the Properties from the Company for consideration of US$150,000, and granted to the Company a one percent (1%) net smelter returns royalty (the “NSR Royalty”), one half of which may be purchased by Golden Arrow for US$1 million (the “Disposition”).  Golden Arrow also assumed all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.

The USD$150,000 paid by Golden Arrow for the Properties assisted the Company in paying down its indebtedness.  The Disposition is part of a wider re-organization plan to finance or settle all of the Company’s outstanding debts.

Fairness Opinion

The board members independent of any material interest in Golden Arrow or the Disposition were Messrs. Jerry Minni  (resigned on February 8, 2010), Gerald Carlson and Robert Coltura. Such directors approved the Disposition by way of directors’ consent resolutions.  The disinterested members of the Company’s board of directors commissioned Bruce McKnight Advisor Services (“McKnight”) to prepare a fairness opinion regarding the Disposition.  McKnight prepared a fairness opinion dated May 22, 2009 (the “Fairness Opinion”), which found that the terms of the Disposition were fair and reasonable from a financial point of view to the shareholders of the Company.

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

B. Business Overview

The principal business carried on and intended to be carried on by the Company is the acquisition and exploration of natural resource properties.  The Company intends on expending its existing cash resources to carry out exploration on its mineral property, to pay for administrative costs during the fiscal year ending December 31, 2010, and for working capital.  The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.

No capital expenditures were made by the Company during the 2009, 2008 and 2007 fiscal years other than expenditures relating to the Company’s mineral property interests.  See “Item 4. Information on the Company - Business Overview - Exploration Expenditures.”

The Company is an exploration stage company exploring primarily for precious and base metals.  To date, the Company has not earned any production revenue, nor found any “reserves” on any of its properties, as that term is defined in SEC Guide 7.  Since March 2003, the Company had entered into a number of agreements to acquire interests in resource properties located in Argentina, Peru and Nevada, United States.  In addition, during 2004, the Company acquired interests in properties located in Chile adjacent to the Company’s Mogote Property.  The Chilean properties were staked to add to the Mogote Property in Argentina.  The Mogote Property is located near the border of the two countries. The Chilean properties were being held by the Company’s wholly owned Chilean subsidiary, Amera Resources Chile Sociedad Contractual Minera.  See “Item 4.  Information on the Company - History and Development of the Company” and “Item 4. Property, Plants and Equipment - Principal Properties - Acquisition and Disposition of Mineral Property Interests”.

Exploration Expenditures

During fiscal 2009, the Company incurred $9,764 for mineral property acquisition costs and incurred $Nil on exploration expenditures related to specific mineral property interests and incurred $12,920 on non-specific mineral property interests and incurred a recovery of $103,735 of exploration expenditures.

During fiscal 2008, the Company incurred $168,320 for mineral property acquisition costs and incurred $1,334,989 on exploration expenditures related to specific mineral property interests and incurred $830,611 on non-specific mineral property interests.

During fiscal 2007, the Company incurred $569,051, including $333,000 which is attributed to 900,000 shares (pre-consolidated) issued by the Company, for mineral property acquisition costs and incurred $842,188 on exploration expenditures related to specific mineral property interests and incurred $522,136 on non-specific mineral property interests.

Sales and Revenue Distribution

As of the date of this annual report the Company has not generated any revenues from its mineral properties.

C.  Organizational Structure

As of the date of this annual report, the Company has three wholly-owned subsidiaries:

(i)

Amera Resources (US) Inc., a Nevada (U.S.) corporation, incorporated on February 2, 2005, was formed to hold the Company’s interests in its Nevada properties.  The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.

(ii)

Amera Resources Chile Sociedad Contractual Minera, a Chilean company, was formed in May 2005 to hold the Company’s interest in its Chilean properties.  The Company owns all of the outstanding voting and equity interests in Amera-Chile Sociedad Contractual Minera.

(iii)

Amera Resources (BVI) Inc., a British Virgin Islands company, was formed on January 10, 2007. The Company owns all of the outstanding voting and equity interests in Amera Resources (BVI) Inc.

Recursos de los Andes S.A.C., a Peruvian company, which became active in December 2004 and which was formed to hold the Company’s interests in its Peruvian properties, was transferred to a drilling company as part of a debt settlement agreement. Until April 7, 2010, the Company indirectly owned all of the outstanding voting and equity interests in Recursos de los Andes S.A.C. through Amera Resources (BVI) Inc.   See “Item 7.  Major Shareholders and Related Party Transactions” and “Item 10.  Additional Information – Material Contracts”.

The Company was also a 50% shareholder in Golden Amera Resources Inc. (BVI) (“Golden Amera”), incorporated in the British Virgin Islands on January 30, 2007.  Golden Amera established a branch in Colombia that conducts exploration activities in that country.  In May 2008, the Company withdrew from the Golden Amera joint venture.

Amera Argentina was formed as a branch under Argentinean law to operate in Argentina.

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiaries.

Organizational Chart

D.   Property, Plants and Equipment

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

On a periodic basis, management reviews the carrying values of deferred acquisition costs with a view to assessing whether there has been any impairment in value.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.  As of March 31, 2010, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

Principal Properties

Nevada USA

Roy and Hills Properties

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

In 2007, Astral carried out a drill program on the Roy and Hills gold projects.  During 2008 the option agreement was terminated by Astral due to challenging market conditions  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills claims in 2008 and still maintains title to the Roy property claims.

Location and Access

The 478 hectare (1,180 acre) Roy Property is located 56 kilometres northwest of Tonopah, Nevada.  The Roy Claims are adjacent to the Pole Line Road and access to them is by truck from Tonopah.  A power line follows the Pole Line Road just east of the Roy Property.  The following map identifies the location of the Roy Claims:

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

The Company has not found any “reserves” on the Roy and Hills Claims, as that term is defined in SEC Guide 7.  There are no current exploration plans for the Roy property.

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

Plan of Operation and Exploration Budget

As of March 31, 2010, the Company had working capital of approximately $288,000.  As a result the Company has not budgeted for any exploration programs on its properties during 2010. The Company is actively searching for other projects.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the results of operation of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 11 of the Company’s audited financial statements for the years ended December 31, 2009, 2008 and 2007 which are included herein.  The noon rate of exchange on March 31, 2010, reported by the Bank of Canada, for the conversion of Canadian dollars into United States dollars was CDN$1.0156 (US$0.9846 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation.  The Company does not engage in hedging activities.

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

On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  Unless otherwise specified, all per share amounts and outstanding shares, including all common stock equivalents (stock options and warrants) have been adjusted in this Item 5. Operating and Financial Review and Prospects  - Results of Operations section of this annual report for all periods presented to reflect the stock consolidation.

By the Property Agreement dated May 25, 2009, the Company agreed to sell and transfer to Golden Arrow Resources Corporation all of the Company’s interests in four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina.  The transaction received disinterested shareholder approval at the Company’s annual and special meeting of shareholders on July 22, 2009.

A.  Operating Results

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

For the year ended December 31, 2009, the Company reported a net loss of $1,631,952 ($0.26 per share), a decrease in loss of $1,840,397 from $3,472,349 ($0.90 per share) for the year ended December 31, 2008. The decrease in loss is mainly as a result of the Company taking steps to reorganize the Company and reduce overhead costs.

A total of $337,449 of exploration and operating costs less recoveries were incurred for the year ended December 31, 2009, compared to $3,084,684 for the year ended December 31, 2008.

Exploration expenditures (recovery) decreased to ($90,815) in 2009 compared to $2,165,600 in 2008. In 2009 the Company incurred recoveries as a result of the reversal of accrued validity fees and property payments.  In 2008, the Company incurred exploration expenditures of $6,910 on the Mogote property in Argentina and $259,196 on Cocha, $654,889 on Laguna, $81,101 on Mitu and $332,893 on other properties in Peru.  In addition the Company incurred general exploration expenditures of $830,611 on exploration that is not related to specific projects or properties in Peru and Colombia.

Other notable changes in the operating expenses are:

-

Corporate development and investor relations decreased to $19,561 in 2009 compared to $267,716 during 2008, mainly due to decreased costs associated with advertising and attendance at investor conferences.

       -

Management fees increased to $276,540 in 2009 compared to $111,500 in 2008 mainly as a result of the Company accruing a severance expense of $131,250 to the former President of the Company.

-

Office and sundry expenses decreased by $91,908 to $5,494 in 2009 from $97,402 in 2008 as a result of decreased activity levels in 2009.

-

Salaries decreased to $Nil in 2009 compared to $207,236 in 2008 as a result of the Company no longer using the services of the Grosso Group and management taking steps to reorganize the Company during the year.

-

Interest income decreased to $Nil in 2009 from $14,210 in 2008 as a result of the Company holding less short-term investments.

-

The write-off of mineral property acquisition costs in 2009 consists of $1,229,546 on Mogote, $48,420 on Cocha, $12,935 on Mitu, $5,497 on Acero, and $3,234 on Fuyani in Peru. The write-off of mineral property acquisition costs in 2008 consisted of $237,816 on Laguna, $110,120 on other properties in Peru and $64,010 on the Walker Lane properties in the USA.

During the year ended December 31, 2009 the Company capitalized acquisition costs of $9,764 on the Roy property in Nevada.

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

Exploration expenditures increased to $2,165,600 in 2008 compared to $1,364,324 in 2007.  In 2008, the Company incurred exploration expenditures of $6,910 on the Mogote property in Argentina and $259,196 on Cocha, $654,889 on Laguna, $81,101 on Mitu and $332,893 on other properties in Peru.  In addition, the Company incurred general exploration expenditures of $830,611 on exploration that is not related to specific projects or properties in Peru and Colombia.  In 2007, the Company incurred exploration expenditures of $5,491 on the Mogote property in Argentina and $679,471 on Cocha, $27,059 on Cruz de Mayo, $73,204 on Laguna, $47,875 on Mitu and $9,088 on other properties in Peru.  In addition the Company incurred general exploration expenditures of $522,136 on exploration that is not related to specific projects or properties in Peru and Colombia.

Other notable changes in the operating expenses are:

-

Corporate development and investor relations costs decreased to $267,716 in 2008 compared to $320,774 during 2007, mainly due to decreased costs associated with advertising and attendance at investor conferences, which were partially offset by reduced external public relations advisory services fees paid in 2007.

-

Office and sundry expenses decreased by $101,596 to $97,402, in 2008 from $198,998 in 2007 as a result of decreased activity levels in 2008.  The office and sundry expense is primarily comprised of an allocation of fees from the Grosso Group.  The arrangement with the Grosso Group was terminated effective September 1, 2008.

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

-

Interest income increased to $80,383 in 2007 from $30,924 in 2006 as a result of the Company holding more short-term investments.

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

B.  Liquidity and Capital Resources

The Company’s cash position at December 31, 2009 was $186,280, an increase of $161,778 from $24,502 at December 31, 2008. Total assets decreased to $204,247 at December 31, 2009 from $1,524,520 at December 31, 2008.  This decrease is mainly as a result of write-offs of the Company’s mineral property acquisition costs and a decrease in short-term investments.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  During the year ended December 31, 2009, the Company earned interest income of $Nil, a decrease of $14,210 from the year ended December 31, 2008 as a result of decreased short-term investments.

The Company has financed its exploration activity through the sale of its equity securities.  During the year ended December 31, 2009, the Company completed a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share issue costs of $14,256. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.11 expiring July 9, 2011. The fair value assigned to the warrants was $228,661.  The warrants were valued using the Black-Scholes Pricing Model at $0.04 per warrant on the following assumptions: dividend yield 0%, risk-free rate 1.23%, expected volatility 183% and expected life of 2 years.

The Company received $Nil (2008 - $Nil) from the exercises of warrants and $Nil (2008 - $Nil) from the exercise of stock options during 2009.  As at March 31, 2010, the Company had working capital of approximately $288,000.

To date, the Company has not generated any cash flow from its activities to fund ongoing activities and cash commitments.  The Company has financed its exploration activity principally through the sale of its equity securities.  The Company does not believe it has adequate resources to maintain its core activities for the 12 months from January 1, 2010 to December 31, 2010 and has slowed down its exploration activities for the time being. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs and financings.  The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

C.   Research and Development, Patents and Licenses, Etc.

See  “Item 4. Information on the Company - Business Overview.”

D.   Trend Information

None of the Company’s assets are currently in production or generate revenue.

E.   Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  Tabular Disclosure of Contractual Obligations

None.

Item 6. Directors, Senior Management and Employees.

A.   Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name, Position and Province or State and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director or Officer Since
BRUCE WINFIELD Director, President and CEO British Columbia, Canada

President and CEO of the Company from December, 2009 to present; director of Trade Winds Ventures Inc. from February 2006 to present; director and President and CEO of Portal Resources Ltd. from March 2004 until August 2008.

Dec. 18, 2009
GERALD CARLSON(2) Director British Columbia, Canada

President, CEO and director of Copper Ridge Explorations Inc. from 1999 to present; President and director of Enertopia Corp. (formerly Golden Aria Corp.) from March 2005 to present; director of Almaden Minerals Ltd. from July 1998 to present; Chairman and director of Kobex Minerals Inc. (formerly IMA Exploration Inc.) from February 1999 to December 2007; director of Blue Sky Uranium Corp. from April 2009 to present;  director of Tarsis Capital Corp. from July 2007 to present; director of BonTerra Resources Inc. from July 2007 to October 2009;  director of Taipan Resources Inc. from October 2009 to present; director of Fairmont Resources Inc. December 2009 to present; President of the Society of Economic Geologists Canada Foundation.

Nov. 10, 2006
DAVID HORTON(2) Director British Columbia, Canada

Senior Vice-President of Canaccord Financial Inc. from 1996 to present; director of Blue Sky Uranium Corp from November 2009 to present, director of Golden Arrow Resources Corporation from July 2004 to present; director of Golden Alliance Resources Corp. from January 2010 to present; and director of Eagle I Capital Corporation from October 2008 to present.

Feb. 10, 2010
ROBERT COLTURA(2) Director British Columbia, Canada

President, Matalia Investments Ltd. from 1993 to present; President of BonTerra Resources Inc. from May 2007 to May 2009; President of Fairmont Resources Inc. from April 2009 to present; and President of Mega Copper Ltd. from February 2010 to present.

Aug. 2, 2002
DAVID TERRY Director British Columbia, Canada

VP Exploration for the Company from March 2004 to December 2009; Vice President, Exploration for the Grosso Group from January 2005 to present; director and Vice President Exploration for Golden Arrow Resources Corporation from July 2004 to present; director and Vice President, Exploration of Astral Mining Corporation from September 2005 to present; director  and VP Exploration for Kobex Minerals Inc. (formerly IMA Exploration Inc.) from May 2004 to December 2009; director of Oremex Resources Inc. from May 2009 to present; director and Vice President Exploration for Golden Alliance Resources Corp. from January 2010 to present; director of New Sage Energy Corp. from December 2009 to present; and director of Pan American Lithium Corp. from July 2009 to present.

Dec. 11,2007
MICHAEL CLARK Acting CFO British Columbia, Canada	Controller for Grosso Group companies since October 5, 2007; Chartered Accountant with MacKay LLP Chartered Accountants from 2003 to 2007.	Sept. 8, 2008

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

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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

The following table identifies, as of March 31, 2010, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name of Director	Name of Company	Description of Business	Position	Term of Service
Bruce Winfield	Trade Winds Ventures Inc.	Mineral Exploration	Director	February 2006 to present
David Horton	Golden Arrow Resources Corporation	Mineral Exploration	Director	July 2004 to present
	Golden Alliance Resources Corp.	Mineral Exploration	Director	January 2010 to present
	Blue Sky Uranium Corp.	Mineral Exploration	Director	November 2009 to present
	Eagle I Capital Corporation	Mineral Exploration	Director	October 2007 to present
Gerald G. Carlson	Copper Ridge Explorations Inc.	Mineral Exploration	President/Director	March 1999 to present
	Enertopia Corp. (formerly Golden Aria Corp.)	Oil & Gas Exploration	Director	March 2005 to present
	Almaden Minerals Ltd.	Mineral Exploration	Director	July 1998 to present
	Tarsis Capital Corp.	Mineral Exploration	Director	July 2007 to present
	Blue Sky Uranium Corp.	Mineral Exploration	Director	April 2009 to present
	Taipan Resources Inc.	Mineral Exploration	Director	October 2009 to present
	Fairmont Resources Inc,	Mineral Exploration	Director	December 2009 to present
David Terry	Golden Arrow Resources Corporation	Mineral Exploration	Director	July 2004 to present
			V.P. Exploration	July 2004 to present
	Golden Alliance Resources Corp.	Mineral Exploration	Director	January 2010 to present
	Kobex Minerals Inc. (formerly) IMA Exploration Inc.	Mineral Exploration	Director	May 2004 to September 2009
			V.P. Exploration	June 2004 to November 2009
	Astral Mining Corporation	Mineral Exploration	Director	March 2005 to present
			V.P. Exploration	March 2005 to present
	Oremex Resources Inc.	Mineral Exploration	Director	May 2009 to present
	New Sage Energy Corp.	Mineral Exploration	Director	December 2009 to present
	Pan American Lithium Corp.	Mineral Exploration	Director	July 2009 to present
Robert Coltura	Matalia Investments Ltd.	Management Consulting	President	October 1993 to present
	Fairmont Resources Inc.	Mineral Exploration	President	April 2009 to present
	Mega Copper Ltd.	Mineral Exploration	President	February 2010 to present
Michael Clark	Golden Arrow Resources Corp.	Mineral Exploration	CFO	Sept. 2008 to present
	Blue Sky Uranium Corporation	Mineral Exploration	CFO	Sept. 2008 to present
	Golden Alliance Resources Corp.	Mineral Exploration	CFO	January 2010 to present

Each director’s and officer’s term of office shall expire at the Company’s next annual general meeting.  The Company does not have an executive committee or a compensation committee.  The Company’s audit committee is responsible for reviewing the Company’s financial statements before they are approved by the Company’s directors.

The Company is an exploration stage mining company.  As such, management does not believe the Company requires full-time employees.  The Company's needs will be dependent upon its level of exploration programs and financial condition.  The officers and directors of the Company will devote as much time as is needed.  See “Item 6. Directors, Senior Management and Employees – Compensation - Management Contracts” and “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

B.   Compensation

Effective January 1, 2005, the Company had engaged the Grosso Group to provide services and facilities to the Company.  The Grosso Group is a private company equally owned by Golden Arrow Resources Corporation (“Golden Arrow”) and Blue Sky Uranium Corp (“Blue Sky”), companies with directors in common with the Company.  The Grosso Group provides its member companies with geological, corporate development, administrative and management services on a cost recovery basis.  The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid in 2009. During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402) to the Grosso Group: $295,545 (2007 - $585,385) was paid in monthly payments and $Nil was included in accounts payable (2007 - $44,983 included in accounts receivable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.  In addition, included in other receivables, prepaids and deposits for 2008 was a $Nil (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

During fiscal 2009, the former President of the Company provided his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500. During fiscal 2009, the President of the Company was paid $83,854 (2008 - $65,275; 2007 - $87,500) of which $30,559 was included in accounts payable (2008 - $22,225; 2007 - $Nil). The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.  On December 18, 2009 the Company terminated his contract.  Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.  See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

During fiscal 2009, the new President of the Company was paid $29,435 for consulting fees. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

During the year ended December 31, 2009 the Company paid consulting fees in the amount of $35,000 (2008 - $Nil) to a company controlled by a director of the Company. See “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

The Company does not have any retirement plans or benefits.

Executive Compensation

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2009, which has been prepared by the Company in accordance with the regulations (the “Regulations”) made under the Securities Act (British Columbia).

Summary Compensation Table

Named Executive Officers (“NEOs”) mean the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) of the Company, or persons acting in a similar capacity or function, regardless of the amount of compensation of those individuals and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, or three most highly compensated individuals acting in similar capacities, who were serving as executive officers, or in a similar capacity, at the end of the most recent financial year and whose compensation exceeds $150,000, and such individuals who would be an NEO but for the fact that they were not serving as an executive officer or in a similar capacity at the end of that financial year.

During the Company’s last completed financial year ended December 31, 2009, the Company had three Named Executive Officers: Mr. Nikolaos Cacos, (President and CEO until December 18, 2009), Mr. Michael Clark, acting CFO, and Mr. Bruce Winfield, current President and CEO (effective December 18, 2009).

The following table (presented in accordance with Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations) sets forth all annual, long term and other compensation for services in all capacities to the Company and its subsidiaries payable to the NEOs for the three financial years ended December 31, 2009, 2008, and 2007 (to the extent required by the Regulations) in respect of the Named Executive Officers:

					Non-equity incentive
					plan compensation
					($)

	Year		Share-	Option-	Annual
Name and	Ended		based	Based	incentive	Long-term		All other	Total
Principal	December	Salary	Awards	Awards	plans	incentive	Pension	Compensation	compensation
Position	31	($)	($)	($) (11)	($)	plans	value ($)	($)	($)
Nikolaos	2009	83,854	Nil	Nil	Nil	Nil	Nil	131,250	215,104
Cacos	2008	87,500	Nil	Nil	Nil	Nil	Nil	Nil	87,500
President and	2007	87,500	Nil	54,625	Nil	Nil	Nil	Nil	142,125
CEO(1)(2)(3)
(4)(5)(6)

Arthur Lang	2009	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a
CFO(6)(7)(8)	2008	19,515	Nil	Nil	Nil	Nil	Nil	Nil	19,515
	2007	26,535	Nil	15,200	Nil	Nil	Nil	Nil	41,735

Michael	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Clark, acting	2008	19,539	Nil	Nil	Nil	Nil	Nil	Nil	19,539
CFO(9)	2007	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a

Bruce	2009	29,435	Nil	Nil	Nil	Nil	Nil	Nil	29,435
Winfield,	2008	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a
President and	2007	n/a	Nil	n/a	Nil	Nil	Nil	Nil	n/a
CEO (10)

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All stock option amounts set out in the footnotes below related to 2007 are on a pre-consolidation basis.

(1)

Mr. Cacos was also a director but did not receive any compensation in that capacity.  Mr. Cacos ceased to be a director, President and CEO on December 18, 2009.

(2)

During the year 2009, the compensation accrued to Mr. Cacos from the Company was $83,854, of which $30,559 was included in accounts payable as at December 31, 2009.. The Company accrued a $131,250 termination payment.

(3)

During the year 2008, the compensation accrued to Mr. Cacos from the Company was $87,500, of which $65,275 was paid and $22,225 is included in accounts payable as at December 31, 2008.

(4)

During the year 2007, Mr. Cacos’s compensation from the Company was $87,500 for the year.

(5)

Mr. Cacos’s option-based awards during 2007 consisted of 287,500 stock options granted July 27, 2007 at an exercise price of $0.40 and fair value of $0.19  per share.

(6)

During the year 2008, Mr. Lang’s compensation from Grosso Group was $150,000, of which $19,515 was allocated to the Company as part of the Grosso Group fees for the year.   Mr. Lang resigned on September 3, 2008.

(7)

During the year 2007, Mr. Lang’s compensation from Grosso Group was $150,000 of which $26,535 was allocated to the Company as part of the Grosso Group fees for the year.

 (8)

Mr. Lang’s option-based awards during 2007 consisted of 80,000 stock options granted July 27, 2007 at an exercise price of $0.40 and  fair value of $0.19 per share.

 (9)

Mr. Clark was appointed acting CFO on September 3, 2008. During the year 2008, Mr. Clark’s total compensation from Grosso Group was $90,127, of which $19,539 was allocated to the Company as part of the Grosso Group fees.

(10)

Mr. Winfield was appointed President and CEO on December 18, 2009. During 2009, Mr. Winfield’s total compensation was $29,435.

(11)

Represents the fair value of the options at the time of the grant based on the Black Scholes model and includes the following assumptions; weighted average risk free rate, weighted average expected life, expected volatility and dividend yield.

Narrative Discussion

The Company does not have a share-based award plan other than the stock option plan referred to in the Share Ownership section below. The Company also does not have a pension plan or a long term incentive plan.

The Company had engaged Grosso Group Management Ltd. to provide services and facilities to the Company. The Grosso Group is a private company that is currently owned by Blue Sky and Golden Arrow, companies with directors in common with the Company, each of which owns one share. The Grosso Group provides its member companies with geological, corporate development, administrative and management services. The member companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each member company with regard to the mutually agreed average annual level of services provided to each member company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group paid in monthly payments as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.

Mr. Winfield was appointed the Company’s President and CEO on December 18, 2009.  Prior to his appointment as President and CEO, Mr. Winfield provided his services during 2009 pursuant to a consulting agreement between Mr. Winfield and the Grosso Group. During the year ended December 31, 2009, the Company paid consulting fees in the amount of $29,435 to Mr. Winfield.

Mr. Cacos held the position of the Company’s President and CEO until December 18, 2009.  Mr. Cacos provided his services on a full-time basis under a contract with a private company controlled by Mr. Cacos for an annual fee of $87,500. During 2009, the Company paid $83,854 to Mr. Cacos of which $30,559 was included in accounts payable (2008 - $22,225; 2007 - $Nil). The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009 the Company terminated his contract. Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

Mr. Arthur Lang provided his services as part of the Company’s agreement with the Grosso Group. During the year ended December 31, 2008, Mr. Lang’s total compensation from the Grosso Group was $150,000, of which $19,515 was allocated to the Company as part of the Grosso Group fees. Mr. Lang resigned from the Company as Chief Financial Officer effective September 3, 2008.

Mr. Michael Clark, acting Chief Financial Officer, provided his services as part of the Company’s agreement with the Grosso Group. Mr. Clark was not paid any fees by the Company in 2009.  During the year ended December 31, 2008, Mr. Clark’s total compensation from the Grosso Group was $90,127, of which $19,539 was allocated to the Company as part of the Grosso Group fees.  Mr. Clark was appointed acting Chief Financial Officer effective September 3, 2008. There are no specific termination provisions pursuant to the employment agreement between Mr. Clark and the Grosso Group.

Incentive Plan Awards

Narrative Discussion

As reported above under the Summary Compensation Table, the Company does not have a share-based award plan or a long term incentive plan.   Information with respect to the grant of stock options is more particularly described below in the Share Ownership section.

Outstanding Option-Based Awards and Share-Based Awards

There were no stock option-based awards outstanding at the end of the most recently completed financial year.

Incentive Plan Awards – value vested or earned during the year

No incentive stock options vested during the year ended December 31, 2009 which were held by the NEOs.

During the year ended December 31, 2009, none of the three NEOs exercised or sold options.

Pension Plan Benefits

As reported under the Summary Compensation Table, the Company does not maintain a pension plan for its employees and therefore no such benefits were received.

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

Mr. Cacos’ agreement provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009, the Company terminated his contract.  Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

Director Compensation

The Company does not have a share-based award plan for the directors other than the stock option plan referred to in the Share Ownership section below, details of which are provided below under Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors. The Company also does not have a pension plan or a non-equity incentive plan for its directors.

Other than as described above in the Narrative Description, no directors, who were not NEO’s of the Company, were compensated during the financial year ended December 31, 2009 for services in their capacity as directors. Consulting fees of $35,000 (2008 - $15,000) were accrued by a company controlled by Mr. Minni.

Narrative Description

Directors of the Company who are not also NEOs are not compensated for their services in their capacity as directors, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Mr. Cacos, a director and President and CEO of the Company until December 18, 2009, did not receive director’s fees but received compensation through a service agreement described above. See Narrative Discussion following the Summary Compensation Table in the Executive Compensation section above.

Dr. Terry, a director of the Company, did not receive director’s fees.  Dr. Terry provides his services through the Grosso Group, and has entered into an agreement with the Grosso Group.  Dr. Terry was not compensated directly by the Company in 2009. Dr. Terry’s compensation from the Grosso Group during 2009 was $200,000 of which $19,957 was allocated to the Company as part of the Grosso Group fees (see “Management Contracts”). Dr. Terry’s contract provides that either Dr. Terry or the Grosso Group may terminate the consulting agreement by providing 30 days written notice, upon such termination, payment will be made for work completed by Dr. Terry to the date of termination. See Narrative Discussion following the Summary Compensation Table in the Executive Compensation section above.

Mr. Winfield was appointed the Company’s President and CEO and a director on December 18, 2009.  Prior to his appointment as director, President and CEO, Mr. Winfield provided his services during 2009 pursuant to a consulting agreement between Mr. Winfield and the Grosso Group. During the year ended December 31, 2009, the Company paid consulting fees in the amount of $29,435 to Mr. Winfield.  See “Item 6. Directors, Senior Management and Employees Compensation - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.” See Narrative Discussion following the Summary Compensation Table in the Executive Compensation section above.

During 2009, the Company accrued consulting fees in the amount of $35,000 (2008 - $15,000) to a company controlled by Mr. Minni, a director of the Company. Information with respect to grants of options to the directors is reported below under the Narrative Description in the section below entitled Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors.

Other than as described above, no directors of the Company were compensated by the Company during the financial year ended December 31, 2009 for services as consultants or experts.

Option-Based Awards, Share-Based Awards and Non-equity Incentive Plan Compensation for Directors

As disclosed under Director Compensation, the Company does not have a share-based award plan, a pension plan or a non-equity incentive plan for its directors except for its stock option plan.

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

Non-Cash Compensation

No stock options were granted by the Company during the financial year ended December 31, 2009 to the directors who are not a Named Executive Officer of the Company.

There were no exercises of stock options during the financial year ended December 31, 2009 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options.  There were no unexercised options at the financial year end held by a director who is not a Named Executive Officer, none of which were in-the-money.

Incentive Plan Awards

No incentive stock options, which were held by the non-executive directors, vested during the 2009 year.

Employment Agreements

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services.  Under the agreement, Mr. Cacos was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006, the monthly fee increased to $7,292.  During the year ended December 31, 2009, the Company accrued $83,854 (2008 - $87,500; 2007 - $87,500) to Mr. Cacos or to the private company controlled by Mr. Cacos, of which $53,295 (2008 - $65,275; 2007 - $87,500) was paid and $30,559 (2008 - $22,225; 2007 – Nil) is included in accounts payable.  The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the termination payment of $131,250. This amount was paid subsequent to year end.

Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009, the Company terminated his contract.  Included in accounts payable is a

Dr. David Terry, became a director and Vice President Exploration in December 2007, and ceased to be Vice President Exploration in December 2009. Dr. Terry provides his services pursuant to an agreement with the Grosso Group and a private company controlled by Dr. Terry.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  During 2009, the Company did not pay Dr. Terry any fees. During the year ended December 31, 2008, Dr. Terry’s total compensation from the Grosso Group was $200,000 (2007 - $175,000) of which $19,957 (2007 - $46,135) was allocated to the Company as part of the Grosso Group fees.

Mr. Arthur Lang, Chief Financial Officer for the Company until September 3, 2008, provided his services as part of the Company’s agreement with the Grosso Group. During the year ended December 31, 2008, Mr. Lang’s total compensation from the Grosso Group was $150,000 (2007 - $150,000), of which $19,515 (2007 - $25,535) was allocated to the Company as part of the Grosso Group fees. During 2009, no fees were paid to Mr. Lang.

Mr. Michael Clark, acting Chief Financial Officers, provided his services as part of the Company’s agreement with the Grosso Group. During 2009, the Company did not pay Mr. Clark any fees. During the year ended December 31, 2008, Mr. Clark’s total compensation from the Grosso Group was $90,127 of which $19,539 was allocated to the Company as part of the Grosso Group fees.  Mr. Clark was appointed acting Chief Financial Officer effective September 3, 2008.

Bruce Winfield, was appointed a director, President and CEO in December 2009. During 2009, Mr. Winfield provided his services pursuant to an agreement between Mr. Winfield and the Grosso Group.  See “Item 6. Directors, Senior Management and Employees - Compensation - Management Contracts - Grosso Group Management Ltd.” and “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions.”  During 2009, Mr. Winfield’s total compensation was $29,435.

There is no agreement with any of the Company’s officers or directors that provides for benefits upon termination of employment.

Management Contracts

Grosso Group Management Ltd.

Effective January 1, 2005, the Company had engaged the Grosso Group to provide services and facilities to the Company.  The formal Administration Services Agreement was approved by the directors and by the TSX-V on May 19, 2005. This contract was cancelled effective September 1, 2008.

The Grosso Group is a private company which is currently owned by Golden Arrow and Blue Sky, companies with directors in common with the Company, each of which own one share.  The Grosso Group provides its member companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the member companies on a cost recovery basis without the expense of full time personnel.  The member companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each member company with regard to the mutually agreed average annual level of services provided to each member company.  The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the year ended December 31, 2009. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits as at December 31, 2008 was a $9,152 (2007 - $95,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital. The fees the Company pays to the Grosso Group were allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.

C.   Board Practices

Each director’s and officer’s term of office shall expire at the Company’s next annual general meeting, or until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BCBCA.  See also “Item 6. Directors, Senior Management and Employees – Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – Compensation – Employment Agreements.”

Audit Committee

The Company’s Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates.  The board of directors of the Company, after each annual shareholders’ meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the Audit Committee are Messrs. Horton (Chairman), Coltura, and Carlson.  All the members of the Audit Committee are independent directors who are not officers or employees of the Company or its affiliates.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company.  The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

Special Committee

The Company established a Special Committee on March 11, 2010 to combine and carry out the responsibilities of Compensation, Governance and Disclosure committee functions.  The members of the Special Committee are Messrs. Robert Coltura, Chair, David Horton and Bruce Winfield.

The Special Committee carries out the responsibility of the disclosure committee functions.  It assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.  The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the TSX-V policies.  The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences in Canada and the U.S.  The Company has a website with detailed information on its properties and corporate structure and offers parties an electronic means of communicating with the Company.

The Special Committee carries out the functions of a compensation committee.  Recommendations are made to the board of directors regarding compensation policies and the compensation of senior officers. Board members are not presently compensated in their capacity as directors although they are reimbursed for expenses incurred in connection with their service.

Recruitment and retention of senior executives are the key priorities of the compensation philosophy. The compensation of the senior executives comprises two components; namely, a base salary and the grant of stock options pursuant to the Company’s stock option plan which is more particularly outlined below under the Options, Warrants and Other Rights to Acquire Securities section.   These forms of compensation are chosen to attract, retain and motivate the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its shares.  Each senior executive is employed for his or her skills to perform specific tasks and the base salary and number of options is fixed accordingly.   Senior executives generally enter into an employment agreement with the Grosso Group, with standard clauses covering salaries and termination. The highlights of the employment agreements for the directors and officers are outlined above under the sections entitled “Employment Agreements”, “Management Contracts” and Narrative Discussion under the Summary Compensation Table.

The Special Committee carries out the functions of a governance committee.  It has the responsibility for developing the Company’s approach to governance issues and responding to governance guidelines.

D.   Employees

The Company’s officers serve on a part-time or consulting basis and, given the current level of the Company’s activities, management does not believe the Company requires full-time employees.  See “Item 6. Directors, Senior Management and Employees - Directors and Senior Management.” During the year ended December 31, 2009, the Company directly employed Nikolaos Cacos.   During the fiscal year ended December 31, 2008, the Company directly employed Nikolaos Cacos and indirectly employed approximately 20 employees through August 31, 2008 (2007-24 employees) through the Administration Services Agreement with the Grosso Group, including corporate, accounting, geological and administrative services. In 2008, the Company closed its Lima and Colombia offices and terminated its arrangement with the Grosso Group.  As at December 31, 2009 there were no employees of the Company.

E.   Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of March 31, 2010:

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled	Percent of Class
Common Shares	Bruce Winfield	1,660,000 (1)	11.47%
Common Shares	Robert Coltura	102,183(2)	*
Common Shares	David Horton	420,000(3)	3.05%
Common Shares	Gerald Carlson	205,000(4)	1.50%
Common Shares	David A. Terry	500,000(5)	3.62%
Common Shares	Michael Clark	Nil	*
TOTAL		2,887,183	21.39%

NOTES:

Where persons listed on this table have the right to obtain additional common shares through the exercise of outstanding options or warrants within 60 days from March 31, 2010, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common shares owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 13,495,604 shares of common shares outstanding as of March 31, 2010.

(1)

Includes the following shares, options and warrants held by Mr. Winfield:

a.

680,000 common shares;

b.

680,000 warrants;

c.

300,000 options .

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(2)

Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura’s wife):

a.

1,433 shares held by Mr. Coltura;

b.

750 shares held by Mrs. Coltura;

c.

100,000 options held by Mr. Coltura.

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(3)

Includes the following shares, options and warrants held by Mr. Horton:

a.

160,000 shares held by Mr. Horton;

b.

160,000 warrants held by Mr. Horton;

c.

100,000 options held by Mr. Horton

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(4)

Includes the following shares, options and warrants held by Dr. Carlson:

a.

5,000 shares held by Dr. Carlson;

b.

50,000 shares held by KGE Management Ltd.

c.

50,000 warrants held by KGE Management Ltd.

d.

100,000 options held by Dr. Carlson.

See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

(5)

 Includes the following shares, options and warrants held by Dr. Terry:

a.

150,000 shares held by Dr. Terry;

b.

50,000 shares held by Vinland Holdings Inc.;

c.

50,000 warrants held by Dr. Terry;

d.

150,000 warrants held by Vinland Holdings Inc.;

e.

100,000 options held by Dr. Terry

 See “Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities.”

*Beneficially owns less than one percent of our common shares.

All of the Company’s shareholders have the same voting rights.

Options, Warrants and Other Rights to Acquire Securities

As of March 31, 2010 the Company had issued a number of stock options and share purchase warrants pursuant to which up to 700,000 common shares of the Company may be issued pursuant to stock options and 1,090,000 issued pursuant to warrants.  The following is a brief summary of these stock options and warrants:

Stock Options

The TSX-V requires all TSX-V listed companies to adopt stock options plans, and such plans must contain certain provisions.  The purpose of the stock option plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.

At the Annual General Meeting of Shareholders held on June 30, 2004, the shareholders first approved the Company’s Stock Option Plan (the "Stock Option Plan") which provides for a total of up to ten percent (10%) of the issued and outstanding shares of the Company to be available for issuance under the Stock Option Plan.  As the number of shares reserved for issuance under the Plan increases with the issuance of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. The TSX-V requires all TSX-V listed companies who have adopted a “rolling” plan to obtain shareholder approval of such plan annually.   The shareholders have ratified the Stock Option Plan at each shareholders’ meeting subsequent to the meeting held on June 30, 2004.

The Stock Option Plan approved June 30, 2004 replaced the Company’s 2003 stock option plan.  The following is a summary of the Stock Option Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s board of directors, or by a stock option committee of the Company’s board consisting of not less than two of its members. The Stock Option Plan is currently administered by the board.

Description of the Stock Option Plan

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

Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant.

Options under the Stock Option Plan will be subject to such vesting schedule as the board (or a committee thereof) may determine.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or disability of an employee.  All such options will continue to vest in accordance with their original vesting schedule.

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

As a result of the restructuring of the Company, all stock options were cancelled effective November 28, 2008.  On March 12, 2010 the Company granted stock options to its officers and directors to purchase up to 700,000 common shares of the Company at a price of $0.13 per share, exercisable for a period of five years. The options are subject to a four month hold period. There are 700,000 outstanding stock options as of March 31, 2010.

Warrants

As of March 31, 2010, there were non-transferable common share purchase warrants exercisable for the purchase of 9,706,760 common shares, of which 192,560 expire on April 30, 2010 and may be exercised at $1.80 per share, 8,700 expire on June 12, 2010 and may be exercised at $1.80 per share, 193,500 expire on June 18, 2010 and may be exercised at $1.80 per share, 4,612,000 expire on July 9, 2011 and may be exercised at $0.11 and 4,700,000 expire on January 24, 2012 and may be exercised at $0.18 in year one and $0.22 in year two.

As of March 31, 2010, the directors and officers of the Company, as a group (six persons), held 1,090,000 warrants to purchase shares of the Company’s common shares.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To the best of the Company’s knowledge, other than as set out below, no person beneficially owns five percent (5%) or more of the Company's outstanding shares as of March 31, 2010:

Bruce Winfield, a director and the President and CEO of the Company, beneficially holds 11.47% of the currently issued and outstanding shares of the Company as detailed under the Share Ownership section above.

NAC Investments Inc., a private company administered by Nikolaos Cacos, beneficially holds 730,000 common shares of the Company, representing 5.41% of the currently issued and outstanding shares of the Company.

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

United States Shareholders

As of March 31, 2010, there were three registered holders of the Company’s common shares in the United States, with holdings of 126,400 shares, representing 0.93% of the issued shares of the Company on  March 31, 2010.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

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

B.   Related Party Transactions

Other than as disclosed below, from January 1, 2009 through the date of this filing, the Company has not entered into any transactions or loans between the Company and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(1)

The Company has exercised its option agreement with Golden Arrow, a publicly traded company with common management and directors, and has earned a 51% interest in the Mogote Property, located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 (pre-consolidated) common shares and incurred a minimum of US$1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.  On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

On July 29, 2009 the Mogote Property was sold to Golden Arrow as part of the sale of the Company’s 51% interest in the Mogote Property together with four Peruvian property concessions for $168,870 (US$150,000).  The amount allocated to proceeds for the Mogote Property was $159,763.  See paragraph (7) below.  See “Item 4. Information on the Company - History and Development of the Company.”, “Item 4. Information on the Company - Property, Plants and Equipment - Principal Properties - Mogote Project” and  “Item 10.  Additional Information – Material Contracts”.

(2)

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services. See “Item 6. Directors, Senior Management and Employees – Compensation - Employment Agreements.” Under the agreement, Mr. Cacos was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006, the monthly fee increased to $7,292.  During the year ended December 31, 2009, the Company accrued $83,854 (2008 - $87,500; 2007 - $87,500) to Mr. Cacos or to the private company controlled by Mr. Cacos, of which $53,295 (2008 - $65,275; 2007 - $87,500) was paid and $30,559 (2008 - $22,225; 2007 – Nil) is included in accounts payable.  The agreement also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties. On December 18, 2009 the Company terminated his contract.  Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

(3)

The Grosso Group is a private company which is currently owned by Golden Arrow and Blue Sky, companies with directors in common with the Company, each of which own one share.  The Grosso Group provides its member companies with geological, corporate development, administrative and management services.  The Grosso Group staff is available to the member companies on a cost recovery basis without the expense of full time personnel.  The member companies pay monthly fees to the Grosso Group.  The fee is based upon a reasonable prorating of the Grosso Group’s costs including its staff and overhead costs among each member company with regard to the mutually agreed average annual level of services provided to each member company.  During 2009, there were no fees paid to the Grosso Group. During the year ended December 31, 2008, the Company incurred fees of $295,551 (2007 - $540,402) to the Grosso Group: $295,551 (2007 - $585,385) was paid in monthly payments and $Nil is included in accounts receivable (2007 - $44,983) as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits is as at December 31, 2009 was a $9,152 deposit (2007 - $95,000) to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.  The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs: rent, salaries, office and telephone.  These fees are equivalent to costs the Company would have incurred directly.  The arrangement between the Company and the Grosso Group was terminated effective September 1, 2008.

(4)

Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia.  In May 2008, the Company withdrew from the Golden Amera Inc. Joint Venture.

(5)

Effective August 11, 2007, the Grosso Group entered into an agreement with a private company controlled by Peter Ellsworth, who was appointed Vice President of Exploration for his services on behalf of the companies to which Grosso Group provides its services, including the Company.  Under the agreement Mr. Ellsworth was paid US$650 per day, of which a portion is billed to the Company.  During the year ended December 31, 2008, the Company paid $48,805 in connection with Mr. Ellsworth’s services. Mr. Ellsworth was also granted 175,000 stock options of the Company at a price of $0.40 (pre-consolidated). The contract provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include one month consulting fee of compensation.   This agreement was not renewed and his position of Vice President Exploration ceased on August 11, 2008.

(6)

Effective May 1, 2007, the Company entered into an agreement with IMA Exploration Inc. (“IMA”) to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008.  In fiscal 2008, the Company paid $9,000 (2007 - $6,667) to IMA for these services. This agreement was terminated on June 30, 2008.

 (7)

By the Property Agreement dated May 25, 2009, and on July 29, 2009, the Company sold and transferred to Golden Arrow all of the Company’s interests in four properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina, representing all or substantially all of the Company’s undertaking. Pursuant to the terms of the Property Agreement, Golden Arrow purchased the Properties from the Company for consideration of US$150,000 ($168,870) , and granted to the Company a one percent NSR Royalty, one half of which may be purchased by Golden Arrow for US$1 million.  Golden Arrow also assumed all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.  This transaction received shareholder approval on July 22, 2009 and regulatory approval July 29, 2009.

The board of directors of the Company has two directors in common with Golden Arrow, Mr. David Horton and Dr. David Terry, P. Geo., and accordingly under the policies of the TSX-V, the Company therefore deals with Golden Arrow on a non-arm’s length basis.  Golden Arrow is an informed purchaser, knowledgeable about the mineral exploration industry in general and the exploration and development of properties in South America in specific.

(8)

On June 15, 2009, the Company borrowed the sum of $150,000 from Golden Arrow (the “Loan”), to maintain the Properties in good standing and for general working capital requirements.  The Loan was a short term loan repayable after 90 days on demand, with interest at 4% per annum.  The Loan was secured by a promissory note and a general security interest in favour of Golden Arrow against the Properties.

As a result, if the Disposition was not approved by the shareholders of the Company at the Meeting (as described above), and the Company failed to repay the Loan to Golden Arrow by September 13, 2009, then Golden Arrow would be in a position to demand immediate repayment, and if the Company failed to repay the Loan, seize possession of the Properties under its collateral security for the Loan.  In the alternative, if the Disposition was approved by the shareholders of the Company and the transfer of the Properties to Golden Arrow was completed, then the Loan would be considered as a prepayment towards and offset of the acquisition price of the Properties, less any maintenance fees for the Properties paid by the Company, upon the closing of the Property Agreement. If the Disposition was not approved by the shareholders of the Company, and the Loan was repaid in full by the Company, then the Company granted Golden Arrow the right of first refusal to acquire the Properties, if the Company wishes to sell the Properties within the next two years.  The Loan was approved by the disinterested directors of the Company, with the two common directors at the time (Messrs. Cacos and Terry) declaring the nature and extent of their interests and abstaining from voting on the Loan.

(9)

Subsequent to the year ended December 31, 2009, the Company and Bruce Winfield agreed to enter into an employment agreement for his services.  See “Item 6. Directors, Senior Management and Employees – Compensation - Employment Agreements.”  At the date of filing of this annual report, the agreement is still being finalized.

(10)

Subsequent to the year ended December 31, 2009, on April 7, 2010, the Company entered in a Share Purchase, Debt Assignment and Debt Settlement Agreement which settled a debt of $215,696 with a drilling company by paying cash of $129,361 and transferring to the drilling company all the shares of the Company’s Peruvian subsidiary, Recursos de los Andes S.A.C.  See “Item 10.  Additional Information – Material Contracts”.

Indebtedness of Directors, Officers, Promoters and Other Management

As at December 31, 2006, the then President of the Company and a consultant of the Company each owed $70,000 to the Company for units purchased through the Company’s private placement announced November 15, 2006.  These amounts were paid to the Company on January 29, 2007 and January 24, 2007, respectively.

Except as mentioned above, during the fiscal years ended December 31, 2009, 2008, 2007, none of the following were indebted to the Company:

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

C.   Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.   Consolidated Statements and Other Financial Information

See Item 17.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Legal Proceedings

None.

B.   Significant Changes

None.

Item 9.  The Offer and Listing.

A.   Offer and Listing Details

Price History

The Company’s common shares commenced trading on the TSX-V on December 2, 2003.  The Company’s common shares traded on the TSX-V under the symbol “AMS”.  Following the Company’s name change in December 2008, the symbol was changed to “PNX.V” effective December 23, 2008.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX-V for the periods indicated:

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  The volume and sales price of the shares have been adjusted to reflect the post-consolidation for 2008 and 2009 only.  All amounts related to 2007, 2006 and 2005 are on a pre-consolidation basis.

TSX-Venture Exchange Stock Trading Activity

		Sales Price ($)
Year Ended	Volume	High	Low
December 31, 2009	3,574,900	0.20	0.07
December 31, 2008 (*)	1,864,330	3.85*	0.05*
December 31, 2007 (*)	9,553,800	0.44*	0.15*
December 31, 2006 (*)	9,473,300	0.73*	0.32*
December 31, 2005 (*)	12,673,600	0.94*	0.35*

		Sales Price ($)
Quarter Ended	Volume	High	Low
March 31, 2010	645,600	0.26	0.11
December 31, 2009	249,800	0.20	0.13
September 30, 2009	777,200	0.20	0.10
June 30, 2009	1,616,900	0.18	0.08
March 31, 2009	931,000	0.19	0.07
December 31, 2008	578,520	0.45	0.05
September 30, 2008	372,940	1.45	0.20
June 30, 2008	268,750	2.10	1.15

		Sales Price ($)
Month Ended	Volume	High	Low
March 31, 2010	198,000	0.19	0.11
February 28, 2010	139,500	0.19	0.15
January 31, 2010	308,100	0.26	0.17
December 31, 2009	116,700	0.17	0.15
November 30, 2009	52,100	0.20	0.15
October 31, 2009	81,000	0.18	0.13

Over-the-Counter Bulletin Board and Pink Sheet Trading Activity

The Company’s common shares have been quoted in the Pink Sheets under the symbol “AJRSF” since January 2004.  Effective September 13, 2006, the Company received clearance for quotation on the OTCBB, continuing under the symbol “AJRSF”. Following the Company’s name change to Panthera Exploration Inc. in December 2008, the OTCBB trading symbol changed to “PNXLF.OB” effective December 31, 2008.  The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the OTCBB and Pink Sheets for the periods indicated.  These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

*Note: On December 5, 2008, the shareholders of the Company passed a special resolution authorizing the authorized share capital of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  The volume and sales price of the shares have been adjusted to reflect the post-consolidation for 2008 only.  All amounts related to 2007, 2006 and 2005 are on a pre-consolidation basis.

Closing Sales Price (US $)
Year Ended	Volume	High	Low
December 31, 2009	139,800	0.20	0.02
December 31, 2008 (*)	347,850*	3.68*	0.04*
December 31, 2007 (*)	2,121,400*	0.51*	0.14*
December 31, 2006 (*)	684,750*	0.73*	0.28*
December 31, 2005 (*)	365,910*	0.76*	0.30*

		Closing Sales Price (US $)
Quarter Ended	Volume	High	Low
March 31, 2010	16,300	0.20	0.13
December 31, 2009	23,900	0.16	0.03
September 30, 2009	26,400	0.18	0.02
June 30, 2009	21,600	0.20	0.02
March 31, 2009 (*)	67,900	0.20	0.02
December 31, 2008 (*)	185,280	0.70	0.04
September 30, 2008 (*)	57,120	1.50	0.21
June 30, 2008 (*)	44,280	1.90	1.00

		Closing Sales Price (US $)
Month Ended	Volume	High	Low
March 31, 2010	4,200	0.16	0.13
February 29, 2010	2,000	0.18	0.15
January 31, 2010	10,100	0.20	0.14
December 31, 2009	15,000	0.16	0.09
November 30, 2009	1,500	0.15	0.03
October 31, 2009	7,400	0.12	0.03

Registration, Transfer and Par Value

The Company's registered common shares have no par value.  The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

B.   Plan of Distribution

Not applicable.

C.   Markets

See “Item 9. The Offer and Listing – Offer and Listing Details.”

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.  Additional Information.

A.

Share capital

Not applicable

B.

Memorandum and Articles of Association

We have previously provided a description of the Company’s memorandum and articles in the Company’s registration statement on Form 20-F, filed with the SEC on October 28, 2004, as amended, which description is hereby incorporated by reference herein.

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

C.

Material Contracts

The following are material contracts to which the Company is a party and which were entered into during the two years proceeding the date of filing of this annual report:

1.

Effective January 2, 2004, the Company entered into an agreement with Mr. Nikolaos Cacos, President of the Company, for his services.  Under the agreement, Mr. Cacos was paid $6,125 per month.  Effective April 1, 2006, the agreement was modified so that the monthly fee was payable to a private company controlled by Mr. Cacos and on May 1, 2006 the monthly fee increased to $7,292.  The agreement also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.  On December 18, 2009, the Company terminated his contract.

2..

Effective January 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia.  In May 2008, the Company withdrew from the Golden Amera Inc. joint venture.

3.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer, Joseph Grosso, who was a director of the Company until October 10, 2008.  The agreement may be terminated at any time by the Company upon 30 days written notice. This agreement was terminated on June 30, 2008.

4.

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

5.

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

6.

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

7.

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

8.

By the Property Agreement dated May 25, 2009, on July 29, 2009 the Company sold and transferred to Golden Arrow all of the Company’s interests in four (4) properties located in Peru known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property, located in Argentina, representing all or substantially all of the Company’s undertaking. Pursuant to the terms of the Property Agreement, Golden Arrow purchased the Properties from the Company for consideration of US$150,000 ($168,870), and grant to the Company the one percent (1%) NSR Royalty, one half of which may be purchased by Golden Arrow for US$1 million.  Golden Arrow also assumed all of the ongoing property maintenance requirements of the Properties, estimated at a cost of $107,000 for claim validation fees.  This transaction received shareholder approval on July 22, 2009 and regulatory approval July 29, 2009.

9.

On June 15, 2009, the Company borrowed the sum of $150,000 from Golden Arrow, to maintain the Properties in good standing and for general working capital requirements.  The Loan was a short term loan repayable after 90 days on demand, with interest at 4% per annum.  The Loan was secured by a promissory note and a general security interest in favour of Golden Arrow against the Properties.

As a result, if the Disposition was not approved by the shareholders of the Company at the Meeting (as described above), and the Company failed to repay the Loan to Golden Arrow by September 13, 2009, then Golden Arrow would be in a position to demand immediate repayment, and if the Company failed to repay the Loan, seize possession of the Properties under its collateral security for the Loan.  In the alternative, if the Disposition was approved by the shareholders of the Company and the transfer of the Properties to Golden Arrow was completed, then the Loan would be considered as a prepayment towards and offset of the acquisition price of the Properties, less any maintenance fees for the Properties paid by the Company, upon the closing of the Property Agreement. If the Disposition was not approved by the shareholders of the Company, and the Loan was repaid in full by the Company, then the Company granted Golden Arrow the right of first refusal to acquire the Properties, if the Company wishes to sell the Properties within the next two years.  The Loan was approved by the disinterested directors of the Company, with the two common directors (Messrs. Cacos and Terry) declaring the nature and extent of their interests and abstaining from voting on the Loan.

10.

Subsequent to the year ended December 31, 2009, the Company and Bruce Winfield agreed to enter into an employment agreement for his services.  See “Item 6. Directors, Senior Management and Employees – Compensation - Employment Agreements.”  At the date of the filing of this annual report, the agreement is still being finalized.

11.

Subsequent to the year ended December 31, 2009, on April 7, 2010, the Company entered in a Share Purchase, Debt Assignment And Debt Settlement Agreement which settled a debt of $215,696 with a drilling company by paying cash of $129,361 and transferring to the drilling company all the shares of the Company’s Peruvian subsidiary, Recursos de los Andes S.A.C.

D.

Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10. Additional Information - Taxation”.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

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

E.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common shares of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

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

Dividends

Dividends paid on the common shares of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

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

Material United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS ANNUAL REPORT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (j) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to the U.S. Holder of the acquisition, ownership, and disposition of common shares.  The Company has not made a determination as to its PFIC status for the current or any past taxable years.  PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Thus, there can be no assurance that the Corporation is not a PFIC for the current taxable year, has not been for any past taxable years or will not be a PFIC for any future taxable years.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition  of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company has not made a determination as to its PFIC status for the current or any past taxable years.  PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Thus, there can be no assurance that the Corporation is not a PFIC for the current taxable year, has not been for any past taxable years or will not be a PFIC for any future taxable years.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value.

Congress recently enacted the Hiring Incentives to Restore Employment Act (“HIRE”).  Under HIRE, U.S. Holders of a PFIC are required to file an annual report containing any information that may be required by the Treasury.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If either (a) the Company is not treated as a PFIC with respect to a U.S. Holder; (b) the Company is no longer a PFIC in the current taxable year and a U.S. Holder has recognized unrealized gain as of the last day of the taxable year in which the Company was a PFIC; or (c) a U.S. Holder has made a timely QEF Election and the Company is no longer a PFIC in the current taxable year, then a U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”  Instead, the U.S. Holder will have the tax consequences described below.

General Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with  respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable mark-to-market and QEF elections.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statements by Experts

Not Applicable.

H.

Documents on Display

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system (EDGAR).

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 709 – 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 3N6, Tel: (604) 687-1828, E-mail: sgradl@grossogroup.com

I.   Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

(a)

Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Exchange Act, are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the U.S. Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including Mr. Bruce Winfield, the Company’s Chief Executive Officer, and Mr. Michael Clark, the Company’s acting Chief Financial Officer.

Based upon that evaluation, management has concluded that our current disclosure controls and procedures were not effective as of December 31, 2009.

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

 (b)

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management, including the Company’s Chief Executive Officer, Mr. Bruce Winfield, and the Company’s acting Chief Financial Officer, Mr. Michael Clark, assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-(f) promulgated under the Exchange Act) as of December 31, 2009.

Based on management’s evaluation, we concluded our internal control over financial reporting was not effective as at December 31, 2009 due to inadequate segregation of duties and ineffective risk assessment.

The Company plans to take steps to enhance and improve the design of its internal controls over financial reporting. During the period covered by this annual report, the Company has not been able to remediate the material weaknesses identified above. To remediate such weaknesses, the Company plans to appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management, and adopt sufficient written policies and procedures for accounting and financial reporting. These remediation efforts are largely dependent upon securing additional financing to cover the costs of implementing the changes required. If the Company is unsuccessful in securing such funds, remediation efforts may be adversely affected.

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

(c)           Attestation Report on Internal Control Over Financial Reporting

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(d)

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.   [Reserved]

Item 16A.   Audit Committee Financial Expert.

The Board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Form 20-F of the U.S. Securities and Exchange Commission.

We have been unable to retain the services of a person who qualifies as an “audit committee financial expert”.  Until we appoint such a person, we believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Safe Harbor

An audit committee financial expert is not be deemed an "expert" for any purpose, including under Section 11 of the U.S. Securities Act of 1933, as amended. In addition, the safe harbor provides that the designation of an individual as an audit committee financial expert does not impose any duties, obligations or liability on that individual beyond those imposed on audit committee members generally, nor does it affect the duties, obligations or liability of any other member of the audit committee or board.

Item 16B.   Code of Ethics.

The board of directors of the Company has adopted a Code of Business Conduct and Ethics applicable to its CEO and CFO to provide principles for the purpose of promoting:

·

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

·

Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;

·

Compliance with applicable governmental laws, rules and regulations;

·

The prompt internal reporting of violations of our Code of Business Conduct and Ethics; and

·

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

Item 16C.   Principal Accountant Fees and Services.

Audit Fees

For the fiscal year ended December 31, 2009, the Company’s principal accountant is expected to bill approximately $25,000, and for the fiscal year ended December 31, 2008, the Company’s principal accountant billed approximately $31,000 for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related

The Company’s principal accountant billed $Nil and $Nil amounts for the fiscal years ended December 31, 2009 and 2008, respectively, for assurance, tax and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2009 and 2008, respectively, for tax services performed.

Other Accounting Fees

The Company’s principal accountant billed $Nil and $Nil for the fiscal years ended December 31, 2009 and 2008, respectively, for other accounting services performed.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.   Change in Registrant’s Certifying Accountant

Effective January 15, 2009, Ernst & Young LLP, Chartered Accountants, the Company’s then independent accountant previously engaged as the principal accountant to audit the Company’s financial statements, resigned as the Company’s auditor at the request of Company.   On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of MacKay LLP, Chartered Accountants as auditors of the Company for the financial year ending December 31, 2008.  The Company's decision to change accountants was made on the recommendation of the Audit Committee.

The shareholders of the Company ratified the appointment of MacKay LLP at the annual and special meeting of the shareholders of the Company on July 22, 2009.

During Ernst & Young LLP’s appointment,  none of its audit reports on the Company's financial statements contained an adverse opinion or a disclaimer of opinion, or  was qualified or modified as to uncertainty, audit scope, or accounting principles.

Ernst & Young LLP was the auditor of the Company since January 1, 2005 and  from such date until its resignation, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreement in its audit report and there have been no reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended December 31, 2007 and 2006, prior to the engagement of MacKay LLP, the Company did not consult with MacKay LLP with regard to (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements; and further, MacKay LLP have not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (as described in Item  16F(a)(1)(v) of Form 20-F).

The decision to engage MacKay LLP as the Company’s new principal auditor was recommended and approved by the Company's Board of Directors as of January 15, 2009.

Ernst & Young LLP  furnished a letter addressed to the  Securities and Exchange Commission stating  it agreed with the information contained  above, which  letter is filed as Exhibit 15.3 to this Form 20-F.

Item 16G.   Corporate Governance.

Not applicable.

PART III

Item 17.  Financial Statements.

Page
Audited Financial Statements for the Years Ended December 31, 2009, 2008 and 2007	F-1 – F31

PANTHERA EXPLORATION INC.

 (An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.

CHARTERED ACCOUNTANTS MacKay LLP	1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.mackay.ca

Auditors' Report

To the Shareholders of

Panthera Exploration Inc.

We have audited the consolidated balance sheets of Panthera Exploration Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements for the year ended December 31, 2007 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated April 23, 2008.

Vancouver, Canada April 7, 2010	“MacKay LLP” Chartered Accountants

CHARTERED ACCOUNTANTS MacKay LLP	1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.mackay.ca

Comments by Auditors for U.S. Readers on Canada – United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated April 7, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Vancouver, Canada April 7, 2010	“MacKay LLP” Chartered Accountants

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

ERNST & YOUNG LLP

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

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Vancouver, Canada,

April 23, 2008.

Chartered Accountants

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Nature of Operations and Going Concern)

DECEMBER 31, 2009 AND 2008

(Expressed in Canadian Dollars)

	2009 $	2008 $
A S S E T S
CURRENT ASSETS
Cash	186,280	24,502
Marketable securities (Note 3)	4,200	5,000
Other receivables and prepaids	4,003	26,516
	194,483	56,018
MINERAL PROPERTY INTERESTS (Note 4)	9,764	1,468,502
	204,247	1,524,520
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 6)	501,549	555,194

S H A R E H O L D E R S ' E Q U I T Y (DEFICIENCY)
SHARE CAPITAL (Note 5)	12,500,883	12,298,254
WARRANTS (Note 5)	307,417	554,690
CONTRIBUTED SURPLUS	1,730,689	1,319,921
ACCUMULATED OTHER COMPREHENSIVE INCOME	(800)	-
DEFICIT	(14,835,491)	(13,203,539)
	(297,302)	969,326
	204,247	1,524,520

SUBSEQUENT EVENTS (Note 14)

APPROVED ON BEHALF OF THE BOARD

“Bruce Winfield”	, Director
"David Horton”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
EXPENSES
Accounting and audit	29,325	58,900	45,448
Corporate development and investor relations	19,561	267,716	320,774
Consulting fees (Note 6)	276,540	111,500	94,167
Exploration (Note 4)	(90,815)	2,165,600	1,364,324
Interest expenses	35,555	20,021	-
Legal and professional fees	34,771	50,032	55,621
Office and sundry	5,494	97,402	198,998
Rent	-	40,709	78,122
Salaries	-	207,236	368,660
Stock-based compensation (Note 5)	-	470	296,581
Transfer agent and regulatory fees	19,869	30,497	23,020
Travel	7,149	34,601	131,145
LOSS BEFORE OTHER ITEMS	(337,449)	(3,084,684)	(2,976,860)
OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	5,129	38,071	(21,080)
Interest income	-	14,210	80,383
Other than temporary loss on marketable securities (Note 3)	-	(28,000)	-
Write-off of mineral properties (Note 4)	(1,299,632)	(411,946)	(156,240)
	(1,294,503)	(387,665)	(96,937)
LOSS FOR THE YEAR	(1,631,952)	(3,472,349)	(3,073,797)
DEFICIT - BEGINNING OF YEAR	(13,203,539)	(9,731,190)	(6,657,393)
DEFICIT - END OF YEAR	(14,835,491)	(13,203,539)	(9,731,190)
BASIC AND DILUTED LOSS PER SHARE	$(0.26)	$(0.90)	$(1.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	6,395,393	3,852,576	3,061,599

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	2009 $	2008 $	2007 $
LOSS FOR THE YEAR	(1,631,952)	(3,472,349)	(3,073,797)

OTHER COMPREHENSIVE INCOME
Unrealized gain (loss) on available-for-sale marketable securities	(800)	-	14,000
TOTAL COMPREHENSIVE LOSS	(1,632,752)	(3,472,349)	(3,059,797)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

 (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)
Adjustment for items not affecting cash
Write-off of mineral properties	1,299,632	411,946	156,240
Stock-based compensation	-	470	296,581
Loss on marketable securities (Note 3)	-	28,000	-
Foreign exchange (gain) loss	(5,129)	(38,071)	21,080
	(337,449)	(3,070,004)	(2,599,896)
Change in non-cash working capital balances	(26,003)	692,115	9,734
	(363,452)	(2,377,889)	(2,590,162)
FINANCING ACTIVITIES
Issuance of common shares and warrants	380,490	1,027,600	4,095,000
Share and warrant issuance costs	(14,256)	(73,333)	(333,895)
Shares returned to treasury	(110)	-	-
	366,124	954,267	3,761,105
INVESTING ACTIVITIES
Expenditures on mineral property interests	(9,764)	(117,894)	(236,051)
Decrease (increase) in short-term investments	-	1,400,000	(1,300,000)
Proceeds from sale of mineral property interest	168,870	-	-
	159,106	1,282,106	(1,536,051)
INCREASE (DECREASE) IN CASH DURING THE YEAR	161,778	(141,516)	(365,108)
CASH - BEGINNING OF YEAR	24,502	166,018	531,126
CASH - END OF YEAR	186,280	24,502	166,018

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid in cash	-	-	-
Interest paid in cash	-	-	-

ADDITIONAL SUPPLEMENTARY CASH FLOW INFORMATION (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in Canadian Dollars)

	2009 $	2008 $	2007 $

SHARE CAPITAL
Balance at beginning of year	12,298,254	11,487,909	7,804,571
Private placement	380,490	1,027,600	4,095,000
Warrant valuation	(169,859)	(141,968)	(368,550)
Shares issued for payment of agent’s fees	-	-	49,141
Shares issued for mineral properties	-	-	333,000
Shares returned to treasury	(110)	-	-
Share issue costs	(7,892)	(75,287)	(425,253)
Balance at end of year	12,500,883	12,298,254	11,487,909

WARRANTS
Balance at beginning of year	554,690	908,793	498,025
Warrant valuation from private placement warrants	169,859	141,968	368,550
Warrant valuation from agent’s warrants	-	10,658	84,276
Contributed surplus reallocated on expiry of warrants	(410,768)	(498,025)	-
Warrant issue costs	(6,364)	(8,704)	(42,058)
Balance at end of year	307,417	554,690

CONTRIBUTED SURPLUS
Balance at beginning of year	1,319,921	821,426	524,845
Contributed surplus as a result of stock options granted	-	470	296,581
Contributed surplus reallocated on expiry of warrants	410,768	498,025	-
Balance at end of year	1,730,689	1,319,921	821,426

DEFICIT
Balance at beginning of year	(13,203,539)	(9,731,190)	(6,657,393)
Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)
Balance at end of year	(14,835,491)	(13,203,539)	(9,731,190)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	-	21,000	-
Transition adjustment – marketable securities	-	-	7,000
Net unrealized gain (loss) on available-for-sale marketable securities	(800)	(49,000)	14,000
Other than temporary loss on marketable securities	-	28,000	-
Balance at end of year	(800)	-	21,000

TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)	(297,302)	969,326	3,507,938

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2009

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Mitu $	Acero $	Fuyani $	Roy & Hills $	Total $

Balance - beginning of year	1,389,309	54,711	14,616	6,212	3,654	-	1,468,502
Acquisition costs – cash	-	-	-	-	-	9,764	9,764
	1,389,309	54,711	14,616	6,212	3,654	9,764	1,478,266
Write-off of mineral properties	(1,229,546)	(48,420)	(12,935)	(5,497)	(3,234)	-	(1,299,632)
	159,763	6,291	1,681	715	420	9,764	178,634
Proceeds from sale of mineral properties	(159,763)	(6,291)	(1,681)	(715)	(420)	-	(168,870)
Balance - end of year	-	-	-	-	-	9,764	9,764

EXPLORATION EXPENDITURES

	Argentina	Peru			USA
	Mogote $	Cocha $	Mitu $	Acero $	Roy & Hills $	General (*) $	Total $

Cumulative costs expensed - beginning of year	1,583,813	1,386,723	137,336	36,945	21,135	3,369,131	6,535,083
Exploration expenditures during the period:
Foreign value added tax	-	-	-	-	-	829	829
Salaries and Contractors	-	-	-	-	-	11,947	11,947
Supplies and equipment	-	-	-	-	-	144	144
Reversal of expenditure accrual	-	-	-	-	-	(103,735)	(103,735)
	-	-	-	-	-	(90,815)	(90,815)

Cumulative costs expensed - end of year	1,583,813	1,386,723	137,336	36,945	21,135	3,278,316	6,444,268

* Properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Roy & Hills Nevada $	Total $
Balance - beginning of year	1,389,309	28,768	179,377	-	50,664	64,010	1,712,128
Acquisition costs during the year
Cash	-	25,943	58,439	14,616	69,322	-	168,320
	1,389,309	54,711	237,816	14,616	119,986	64,010	1,880,448

Write-off mineral properties	-	-	(237,816)	-	(110,120)	(64,010)	(411,946)
Balance - end of year	1,389,309	54,711	-	14,616	9,866	-	1,468,502

EXPLORATION EXPENDITURES

	Argentina	Peru				USA
	Mogote $	Cocha $	Laguna $	Mitu $	Other $	Roy & Hills, Nevada $	General Exploration (*) $	Total $
Cumulative costs expensed - beginning of year	1,576,903	1,127,527	78,973	56,235	72,395	21,135	1,436,315	4,369,483
Exploration expenditures during the year:
Assays	-	4,097	4,856	731	8,704	-	-	18,388
Drilling	-	52,563	396,033	20,067	-	-	-	468,663
Office	6,046	43,968	62,075	21,622	54,863	-	-	188,574
Salaries and contractors	38	99,036	102,530	19,722	170,917	-	-	392,243
Supplies and equipment	-	1,953	20,451	1,836	7,760	-	-	32,000
Transportation	-	25,979	68,841	7,430	50,485	-	-	152,735
Imagery and base maps	-	621	103	-	376	-	-	1,100
Foreign value added tax	826	30,979	-	9,693	39,788	-	-	81,286
General exploration	-	-	-	-	-	-	830,611	830,611
	6,910	259,196	654,889	81,101	332,893	-	830,611	2,165,600
Cumulative costs expensed - end of year	1,583,813	1,386,723	733,862	137,336	405,288	21,135	2,266,926	6,535,083

* Properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

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

The amounts shown as mineral property interests represent acquisition costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financing in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The December 31, 2009 audited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Significant measurement differences between Canadian GAAP and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 11.

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

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

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

Mineral Property Interests

Exploration expenditures are charged to earnings as they are incurred until the property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned costs are written off, or if its carrying value has been impaired, the costs are written down to fair value.

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

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at December 31, 2009, the Company does not have any asset retirement obligations.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash.  The Company limits its exposure to credit loss by placing its cash with major financial institutions.

Income Taxes

The Company uses the liability method of accounting for future income taxes.  Under this method of tax allocation, income taxes are recognized for the estimated income taxes payable for the current year and future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Potential future income tax assets are not recognized, as they are not considered more likely than not to be realized.

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be antidilutive.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 5.

On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis. The weighted average number of shares and net loss per share for the comparative periods has been restated to reflect the December 23, 2008 share consolidation.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Equity Units Issued in Private Placements

The Company has adopted a pro rata basis method with respect to the measurement of shares and warrants issued as private placement units.  The pro rata basis method required each component to be valued at fair value and an allocation of the total proceeds received based on the pro rata relative values of the components.

The fair value of the common shares is based on the closing quoted bid price on the announcement date and the fair value of the common share purchase warrants is determined at the announcement date using the Black- Scholes pricing model. The fair value attributed to the warrants is recorded as warrants.

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

Financial Instruments

The Company is required to designate its financial instruments into one of the following five categories: held for trading; available-for-sale; held to maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value except for certain related party transactions. Financial instruments classified as held for trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

The Company has designated its financial instruments as follows:

(i)   Cash is classified as “Held-for-trading” and recorded at fair value with changes in fair value recorded in income.

(ii)  Marketable securities are classified as “Available-for-sale”.  The fair value is obtained by reference to the closing bid price on the balance sheet date.

(iii)  Accounts receivable and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.

(iv)  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities” and are carried at their amortized cost.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

New accounting standards were issued by the CICA which may impact the Company in the future as follows:

(a)

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

(b)

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the Company’s financial statements for the year ended December 31, 2009.

(c)

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, Mining Exploration Costs. The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the Company’s financial statements for the year ended December 31, 2009.

(d)

General Standard of Financial Statement Presentation

For the year ended December 31, 2009, the Corporation adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which expands financial instrument fair value measurement and liquidity risk management disclosures.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Standards

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently.  At this time the Company does not anticipate these sections prior to the adoption of IFRS and therefore does not expect any impact to the consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company is evaluating  the financial reporting impact of the transition to IFRS.

3.

MARKETABLE SECURITIES

At December 31, 2009, the Company held 10,000 (2008 – 10,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $4,200 (2008 - $5,000).  The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 4 (f)). In 2008, management determined that the decrease in fair value of Astral was other than temporary.  As a result a loss of $28,000 was recorded in Other income (expenses).

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

4.

MINERAL PROPERTY INTERESTS

(a)

Mogote Property

The Company exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $1,229,546 to $159,763.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000).  The amount allocated to proceeds for Mogote was $159,763 CDN.

(b)

Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima.  Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007.  The Company held a 100% interest in the property.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company wrote down the acquisition costs by $48,420 to $6,291.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000).  The amount allocated to proceeds for Cocha was $6,291 CDN.

(c)         Mitu Property

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima.  Acquired by direct staking the Company held a 100% interest.

During the year, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,935 to $1,681.

On July 22, 2009 this property was sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000).  The amount allocated to proceeds for Mitu was $1,681 CDN.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

4.

MINERAL PROPERTY INTERESTS (continued)

(d)         Other Properties

Included in other properties are the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru.  The Company held a 100% interest acquired by staking in the Acero Property and Fuyani Property.

During the year, management determined that the properties should be written down to their net realizable value. Accordingly, the Company has written down the Acero acquisition costs by $5,497 to $715 and written down the Fuyani acquisition costs by $3,234 to $420.

On July 22, 2009 these properties were sold to Golden Arrow as part of the sale of its 51% interest in the Mogote property and four Peruvian property concessions for $168,870 CDN ($150,000 USD) and a 1% net smelter return royalty (one-half of which may be purchased by Golden Arrow for US$1,000,000). The amount allocated to proceeds for Acero was $715 and the amount allocated to Fuyani was $420 CDN.

(e)         Laguna Project

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007.

In the first quarter of 2008 the Company terminated the option. Accordingly, the Company wrote off $237,816 of acquisition costs capitalized to the property to date.

(f)

Roy and Hills Properties

On June 9, 2006, the Company optioned the Roy and Hills properties in the Walker Lane District in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (10,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During 2008 the option agreement was terminated by Astral.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company dropped the Hills property and still maintains title to the Roy property.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

5.

SHARE CAPITAL

Authorized - unlimited common shares without par value
Issued - common shares	Number	$
Balance, December 31, 2006	21,748,592	7,804,571
Private placements	11,700,000	4,095,000
Warrants valuation	-	(368,550)
For agent’s fees	157,444	49,141
For mineral properties	900,000	333,000
Less share issue costs	-	(425,253)
Balance, December 31, 2007	34,506,036	11,487,909
Private placements	7,340,000	1,027,600
Warrants valuation	-	(141,968)
Less share issue costs	-	(75,287)
Share consolidation on a 10 to 1 basis	(37,661,432)	-
Balance, December 31, 2008	4,184,604	12,298,254
Private placements	4,612,000	380,490
Warrants valuation	-	(169,859)
Shares repurchased and returned to treasury	(1,000)	(110)
Less share issue costs	-	(7,892)
Balance, December 31, 2009	8,795,604	12,500,883

(a)

During the year ended December 31, 2009, the Company completed:

i)       a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share and warrants issue costs of $14,256. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.11 expiring July 9, 2011. The fair value assigned to the warrants was $169,859.  The warrants were valued on a proportionate basis using the Black-Scholes Pricing Model at $0.04 per warrant using the following assumptions: dividend yield 0%, risk-free rate 1.23%, expected annual volatility 183% and expected life of 2 years.

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

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

5.

SHARE CAPITAL (continued)

   The fair value of warrants and agent’s warrants were as follows:

1)  value assigned to 1,735,000 warrants was $62,506, less share issue costs of $8,704

2)  value assigned to the 277,600 agent’s warrants was $10,658

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

iii)       On December 23, 2008 the Company consolidated its shares on a 10 to 1 basis.

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

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

5.

SHARE CAPITAL (continued)

(d)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  There were no stock options granted during 2009. Stock options granted are subject to a four-month hold period and exercisable for a period of five years.  A summary of the Company’s outstanding options at December 31, 2009, 2008 and 2007 and the changes for the years ended on those dates are presented below:

	2009		2008		2007
	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of year	-	-	3,432,000	0.53	1,824,500	0.68
Granted	-	-	5,000	0.20	1,987,500	0.39
Cancelled	-	-	(3,262,000)	0.53	(380,000)	0.56
Forfeited	-	-	(175,000)	0.43	-	-
Balance, end of year	-	-	-	-	3,432,000	0.53

During fiscal 2009, the Company granted stock options to its employees to acquire Nil common shares (2008 - 5,000; 2007 - 1,987,500) and recorded stock-based compensation expense of $Nil (2008 - $470; 2007 - $296,581).  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following weighted average assumptions used for the grants made during the year:

	2009	2008	2007
Risk-free interest rate	-	2.83%	4.10%
Estimated volatility	-	86%	82%
Expected life	-	2.8 years	2.42 years
Expected dividend yield	-	0%	0%

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

5.

SHARE CAPITAL (continued)

(e)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agent’s warrants outstanding at December 31, 2009, 2008 and 2007 and the changes for the years ending on those dates is as follows:

	2009 Number	2008 Number	2007 Number
Balance, beginning of year	1,080,712	10,562,523	3,703,000
Issued	4,612,000	3,947,600	6,859,523
Expired	(685,952)	(3,703,000)	-
Share consolidation	-	(9,726,411)	-
Balance, end of year	5,006,760	1,080,712	10,562,523

Common shares reserved pursuant to warrants and agent’s warrants outstanding and exercisable at December 31, 2009 are as follows:

Number	Exercise Price $	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
4,612,000	0.11	July 9, 2011
5,006,760	0.24

6.

RELATED PARTY TRANSACTIONS

a)

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee was based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each user company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the year ended December 31, 2009. During the year ended December 31, 2008, the Company incurred fees of $295,551 to the Grosso Group as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits as at December 31, 2008 was a $9,152 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS (continued)

b)

The former President of the Company provided his services on a full-time basis under a contract with a private company controlled by the former President for an annual fee of $87,500.  During the fiscal 2009, the Company paid $83,854 (2008 - $65,275) to the President and $30,559 was included in accounts payable (2008 - $22,225).  The contract also provided that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

On December 18, 2009 the Company terminated his contract.  Included in accounts payable is a termination payment of $131,250. This amount was paid subsequent to year end.

c)

Effective May 1, 2007, the Company entered into an agreement with IMA Exploration Inc. (“IMA”) to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who was a director of the Company. This agreement was terminated on June 30, 2008.  For fiscal 2008, the Company paid $9,000 to IMA for these services.

d)

During the year ended December 31, 2009 the Company paid consulting fees in the amount of $35,000 (2008 - $15,000) to a company controlled by a director of the Company.

e)

During the year ended December 31, 2009 the Company paid consulting fees in the amount of $29,435 (2008 - $Nil) to a company controlled by a director of the Company.

f)

During the year ended December 31, 2009 the Company paid consulting fees in the amount of $8,250 (2008 - $Nil) to a company controlled by a director of the Company.

g)

As at December 31, 2009, the Company has a balance owing to Golden Arrow, a company managed by a director of the Company, of $14,731 (2008 - $1,864).

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity (deficiency). The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders. To meet this objective the Company will ensure it has sufficient cash resources to pursue the acquisition, exploration and development of mineral properties and fund potential acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009.

8.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations.  As at  December 31, 2009, the Company was exposed to currency risk through the following assets and liabilities in US dollars and Peruvian Soles:

	December 31, 2009
	US Dollar $	Peruvian Soles $
Cash	8,836	3,853
Accounts payable and accrued liabilities	(229,584)	-
	(220,748)	3,853

Foreign exchange rate at December 31, 2009	1.0510	0.3623

Based on the net exposures as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar and Peruvian Soles would have an insignificant impact in the Company’s net earnings.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company will need to raise further financing in order to continue its operations and fulfill its commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in business bank accounts which are available on demand. The Company expects to raise additional equity capital in 2010.

Fair Values

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any temporary unrealized gains or losses recognized in other comprehensive income.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2009 the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Cash	186,280	-	-	186,280
Marketable securities	4,200	-	-	4,200

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

8.

MANAGEMENT OF FINANCIAL RISK (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical,

unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments and marketable securities are valued using quoted market prices in active markets, and therefore are classified as Level 1.

9.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in the United States and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the years ended December 31, 2009 and 2008.

The Company’s total assets are segmented geographically as follows:

	December 31, 2009
	Corporate Canada $	United States $	Peru $	Total $
Current assets	193,087	-	1,396	194,483
Mineral properties	-	9,764	-	9,764
	193,087	9,764	1,396	204,247

	December 31, 2008
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral properties	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

10.

INCOME TAXES

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2009	2008	2007
Statutory tax rate	30.00%	31.00%	34.12%
	$	$	$
Loss for the year	(1,631,952)	(3,472,349)	(3,073,797)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(489,586)	(1,076,428)	(1,048,780)
Differences in foreign tax rates	(592)	12,932	13,958
Effect of statutory rate change	149,729	101,430	-
Non-deductible items	8	660	162,902
Losses for which an income tax benefit has not been recognized	340,441	961,406	871,920
	-	-	-

The significant components of the Company’s future tax assets are as follows:

	2009 $	2008 $
Future income tax assets
Marketable securities	6,225	-
Share and warrant issuance costs	55,594	88,402
Mineral properties	807,204	1,347,981
Operating loss carryforward	3,017,562	2,091,815
	3,886,585	3,528,198
Valuation allowance for future tax assets	(3,886,585)	(3,528,198)
	-	-

The realization of income tax benefits related to these potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes in 2009 and 2008.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

10.

INCOME TAXES (continued)

The Company has Canadian non-capital loss carryforwards of $6,747,714 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$
2010	195,857
2014	852,555
2015	1,219,352
2026	1,081,390
2027	1,485,734
2028	1,536,404
2029	376,422
6,747,714

At December 31, 2009, the Company had a net operating loss carryforward for Peru income tax purposes of approximately Cdn$4,392,535 (2008 – Cdn$1,385,000) which, if not utilized to reduce Peru taxable income in future periods, expires through the year 2014. These available tax losses may only be applied to offset future taxable income from the Company's current Peru subsidiary.

At December 31, 2009, the Company had a net operating loss carryforward for Chile income tax purposes of approximately Cdn$76,000 (2008 – Cdn$76,000) that may be available for tax purposes. These available tax losses may only be applied to offset future taxable income from the Company's current Chile subsidiary.

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

	2009 $	2008 $	2007 $
Consolidated statements of operations
Loss for the year under Canadian and US GAAP	(1,631,952)	(3,472,349)	(3,073,797)
Unrealized gains on available-for-sale securities	-	-	14,000
Comprehensive loss	(1,631,952)	(3,472,349)	(3,059,797)
Basic and diluted loss per share under US GAAP	($0.26)	($0.90)	($1.00)
Weighted average number of common shares outstanding	6,395,393	3,852,576	3,061,599

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(i)

Income Tax

Under Canadian GAAP, future income tax assets are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of deferred income taxes.  This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2009, 2008 and 2007.

(ii)

For US GAAP purposes a subtotal in the statement of cash flows under operating activities prior to the change in non-cash working balances is not allowed.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

For US GAAP purposes the Company recognizes tax uncertainties when it is “more likely than not” that the Company’s tax position would not be upheld on reviews by the tax authority. The Company measures a tax uncertainty for US GAAP purposes at the largest amount that is more likely than not to be upheld. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the years ended December 31, 2007, 2008 and 2009. There are no unrecognized tax benefits at December 31, 2009.

The Company files income tax returns in Canada, Argentina and the United States. Years ranging from 2006 to 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Impact of recent United States accounting pronouncements:|

(i)

On July 1, 2009, the FASB launched it Accounting Standards Codification (ASC). The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.

(ii)

The FASB has a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any non-controlling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.

(iii)

The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iv)

The FASB has issued new accounting standards related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

(v)

The FASB has issued a new accounting standard related to recognition and presentation of other-than-temporary investments which amends previous impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

(vi)

The FASB has issued a new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not ordinary which provides additional guidance for estimating fair value when the level of activity for the asset or liability has decreased. The adoption of this standard had no effect on the consolidated financial statements.

12.

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing and financing activities were conducted by the Company during the years ended December 31, 2009, 2008 and 2007 as follows:

	2009 $	2008 $	2007 $
Investing activities
Accounts payable for mineral properties	-	50,426	-
Expenditures on mineral property interests	-	(50,426)	(333,000)
Shares issued for mineral properties	-	-	333,000
	-	-	-

	2009 $	2008 $	2007 $
Financing activities
Share and warrant issuance costs	-	(10,658)	(133,417)
Warrants	-	10,658	84,276
Shares issued for payment of agent’s fees	-	-	49,141
	-	-	-

	2009 $	2008 $	2007 $
Change in non-cash working capital
Other receivables and prepaids	22,513	229,935	(99,133)
Subscription receivable	-	-	166,250
Accounts payable	(48,516)	462,180	(57,383)
	(26,003)	692,115	9,734

PANTHERA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Expressed in Canadian Dollars)

13.

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

14.

SUBSEQUENT EVENTS

On January 25, 2010 the Company completed a non-brokered private placement financing of 4,700,000 units at a price of $0.13 per unit for net proceeds of $610,064, net of related share issue costs of $936. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share, exercisable at a price of $0.18 in year one and $0.22 in year two. The value assigned to 4,700,000 warrants was $282,690. The Black-Scholes Pricing Model was used to value the warrants on a proportionate basis with the related shares.  The warrants were valued at $0.0189 per warrant based on the following assumptions: dividend yield 0%, risk-free rate 1.18%, expected volatility 254% and expected life of 1.3 years.

On March 12, 2010 the Company granted stock options to its officers and directors to purchase up to 700,000 common shares of the Company at a price of $0.13 per share, exercisable for a period of five years. The options are subject to a four month hold period. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes Option Pricing Model with stock price of $0.14, expected life of 2.5 years, risk free rate of 1.46% and volatility of 166%. The value assigned to the options is $80,351.

On April 7, 2010 the Company settled a debt of $215,696 with a drilling Company by paying cash of $129,361 and transferring the shares of the Company’s Peruvian subsidiary, Recursos de los Andes S.A.C.

15.

SUBSEQUENT EVENTS

Certain comparative figures have been re-classified to conform with current year financial statements presentation.

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description
1.1	Articles (1)
1.2	Memorandum and Certificate of Incorporation (1)
1.3	Certificate of Change of Name and Altered Memorandum (1)
1.4	Notice of Articles (1)
1.5	Certificate of Change of Name and Notice of Articles (5)
4.1	Stock Option Plan dated April 13, 2004 (1)
4.2	Agreement with Nikolaos Cacos dated January 2, 2004 (1)
4.3	Form of Agreement with the Grosso Group Management Ltd., effective January 1, 2005 (2)
4.4	Amendment to consulting agreement with Nikolaos Cacos dated April 12, 2006 (3)
4.8	Letter Agreement for Services with IMA Exploration for Joseph Grosso effective May 1, 2007 (4)
4.6	Joint Venture Agreement between the Company and Golden Arrow dated June 30, 2007 (4)
4.9	Consulting Agreement between Ellsworth Geological, PC and Grosso Group Management Ltd. dated July 12, 2007, effective August 11, 2007 (4)
4.10	Option Agreement with Minera Phelps dated September 19, 2007 (4)
4.11	Option Agreement with Minera Phelps dated September 19, 2007(4)
4.12	Letter of Intent between the Company and Victor Marcial Garcia Garcia and Elvira Carmen Maria Agois Barbier, dated November 15, 2007 (4)
4.13	Letter of Intent between the Company and Geologix Explorations Inc. dated February 1, 2008 (4)
4.14	Agreement between the Company and JVM Management Ltd. dated September 23, 2008, effective October 1, 2008. (5)
4.15	Property Transfer Agreement Dated for Refrerence May 25, 2009 between Panthera Exploration Inc., Recursos De Los Andes S.A.C. and Golden Arrow Resources Corporation
4.16	Share Purchase, Debt Assignment and Debt Settlement Agreement between Energold Drilling Corp., Panthera Exploration Inc., Amera Resources (BVI) Inc. and Nikolaos Cacos as of April 7, 2010
4.17	Consulting Agreement between Bruce Winfield and Grosso Group Management Ltd. dated July 28, 2009
4.18	Loan Agreement between the Company and Golden Arrow Resources Corporation dated June 15, 2009
8.1	List of Subsidiaries
12.1	Certification of Bruce Winfield Pursuant to Rule 13a-14(a)
12.2	Certification of Michael Clark Pursuant to Rule 13a-14(a)
13.1	Certification of Bruce Winfield Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Michael Clark Pursuant to 18 U.S.C. Section 1350
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm
15.3	Letter to U.S Securities and Exchange Commission from Ernst & Young LLP April 29, 2010

(1)

Incorporated by reference to the exhibits to the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on October 28, 2004, amendment no. 2 to its file number 0-51005.

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

(5)   Incorporated by reference to the exhibits to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2009, file number 05-51005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANTHERA EXPLORATION INC.

/s/ Bruce Winfield

                                  April 29, 2010

Bruce Winfield, President and Director

EXHIBIT 4.15

PROPERTY TRANSFER AGREEMENT DATED FOR REFERENCE MAY 25, 2009 BETWEEN PANTHERA EXPLORATION INC., RECURSOS de los ANDES S.A.C., AND GOLDEN ARROW RESOURCES CORP.

PROPERTY TRANSFER AGREEMENT

THIS AGREEMENT is dated for reference the 25th day of May, 2009.

BETWEEN:

PANTHERA EXPLORATION INC., a company duly incorporated under the laws of British Columbia and having an address for service at Suite 1750, 1185 West Georgia St., Vancouver, British Columbia, V6E 4E6

(Panthera”)

RECURSOS de los ANDES S.A.C., a corporation duly incorporated under the laws of Peru and having an address for service at Calle Chacarilla No. 466, San Isidro, Lima, Peru, 41

(hereinafter collectively referred to with Panthera as the "Vendors")

OF THE FIRST PART

AND:

GOLDEN ARROW RESOURCES CORPORATION, a company duly incorporated under the laws of British Columbia and having its head office located at 709, 837 W. Hastings Street, Vancouver, British Columbia, V6C 3N6

(hereinafter referred to as the "Purchaser")

OF THE SECOND PART

WHEREAS:

A.

The Vendors are the lawful owners of certain mineral property interests in four (4) properties located in Peru, known as the Cocha property in Huancayo Province, the Mitu property in Tarma Province, the Fuyani in the Department of Cuzco, and the Acero property also in the Department of Cuzco, and a 51% interest in the Mogote Property located in Argentina, all as more particularly described in Schedule "A" and herein collectively referred to as the "Property";

B.

The Vendors have agreed to sell, transfer and assign to the Purchaser, and the Purchaser has agreed to purchase the Property, free and clear of all liens, charges and encumbrances of any nature or kind, immediately following the Closing.

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the mutual premises and the mutual covenants and agreements contained herein, the parties covenant and agree each with the other as follows:

1.

DEFINITIONS

1.1.

For all purposes of this Agreement:

(a)

“Affiliate” has the meaning specified in National Instrument 45-106 as of the date hereof;

(b)

"Closing" means the completion of the transactions contemplated by this Agreement;

(c)

"Closing Date" means the day upon which the parties may mutually agree to carry out the transactions described in Sections 10 and 11 herein, within five (5) days of the completion of all of the conditions precedent set out in Sections 9.1 and 9.3 herein;

(d)

“Exchange” means the TSX Venture Exchange;

(e)

"Indebtedness" means any and all advances, duties, endorsements, guarantees, liabilities, obligations, responsibilities and undertakings of a Person assumed, created, incurred or made, whether voluntary or involuntary, however incurred or made, however arising, whether due or not due, absolute, inchoate or contingent, liquidated or unliquidated, determined or undetermined, direct or indirect, express or implied, and whether such Person may be liable individually or jointly with others;

(f)

"Lien" means any mortgage, debenture, charge, hypothecation, pledge, lien or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by laws, statutory or otherwise, that secures the payment of any Indebtedness or the performance of any obligation or creates in favour of or grants to any Person any proprietary right;

(g)

"Person" means an individual, corporation, body corporate, partnership, joint venture, society, association, trust or unincorporated organization or any trustee, executor, administrator, or other legal representative;

(h)

"Property" means the mineral property interests in the four (4) Peruvian properties known as the Cocha, Mitu, Fuyani and Acero properties, and a 51% interest in the Mogote Property located in Argentina, all as more particularly described in Schedule “A”, together with all mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any exploration or mining concessions, licenses or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such interests (including, without limitation, any exploration concessions or licenses issued to cover any internal gaps or fractions in respect of such ground);

(j)

"Purchase Price" has the meaning specified in Section 2.1;

(k)

“NSR Royalty” means the One Percent (1%) net smelter returns royalty from production to be granted by the Purchaser to Panthera under Section 2.2 herein, and calculated in accordance with terms and conditions of the Royalty Deed; and

(l)

“Royalty Deed” shall be in the form of Schedule “B” hereto.

1.2.

In this Agreement, except as otherwise expressly provided:

(a)

"Agreement" means this agreement, including the preamble and the schedules hereto, as it may from time to time be supplemented or amended in effect;

(b)

all references in this Agreement to a designated "Section" or other subdivision or to a schedule are to the designated Section or other subdivision of, or Schedule to, this Agreement;

(c)

the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision or Schedule;

(d)

the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, equally applicable, a body corporate, the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language, such as "without limitation" or "but not limited" to words of similar import, is used with reference thereto);

(f)

any accounting term not otherwise defined has the meanings assigned to it in accordance with generally accepted accounting principles applicable to Canada;

(g)

any reference to a statute includes and is a reference to that statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding that statute or regulations;

(h)

where any representation or warranty is made "to the knowledge of" any Person, such Person will not be liable for a misrepresentation or breach of warranty by reason of the fact, state of facts, or circumstances in respect of which the representation or warranty is given being untrue if such Person proves:

(i)

that such Person conducted a reasonable investigation so as to provide reasonable grounds for a belief that there had been no misrepresentation or breach of warranty; and

(ii)

that fact, state of facts, or circumstances could not reasonably be expected to have been determined as a result of that reasonable investigation, irrespective of the actual investigation conducted by such Person;

(i)

except as otherwise provided, any dollar amount referred to in this Agreement is in lawful currency of the United States of America; and

(j)

any other term defined within the text of this Agreement has the meaning so ascribed.

1.3.

The following are the Schedules to this Agreement:

Schedule

Description

   A

Description of the Property

   B

Royalty Deed

   C

Closing Certificate of Panthera

2.

PURCHASE AND SALE

2.1.

Relying upon the representations and warranties of Panthera contained herein and subject to the terms and conditions hereof, in consideration of the Purchaser’s payment of One Hundred and Fifty Thousand Dollars (USD $150,000) (collectively, the “Purchase Price”) on the Closing Date to Panthera, the Vendors will sell to the Purchaser, and the Purchaser will purchase from the Vendors, all of the Vendors’ right, title, and interest, whether held directly or indirectly, in and to the Property.

2.2.

In addition to the foregoing Purchase Price, the Purchaser shall grant to Panthera the NSR Royalty pursuant to the Royalty Deed to be delivered to Panthera at the Closing.

3.

CLOSING AND ADJUSTMENTS

3.1.

The completion of the transactions contemplated hereby will take place by the exchange of documents on the Closing Date.

3.2.

Effective from the Closing Date, the risk of title will pass to the Purchaser, and the Purchaser will assume responsibility for the payment of all obligations and exploration licences fees or taxes relating to the Property.

3.3.

All parties shall use their commercially reasonable efforts to complete the transactions contemplated by this Agreement as soon as practicable.

4.

TRANSACTION EXPENSES

4.1.

All costs and expenses related to this transaction of the Purchaser, including the legal costs of the Purchaser, shall be borne by the Purchaser; and all costs and expenses of the Vendors, including their legal costs in respect of the transactions contemplated herein, shall be borne by the Vendors.

5.

PANTHERA'S WARRANTIES AND REPRESENTATIONS

5.1.

Panthera warrants and represents to the Purchaser with the intent that the Purchaser will rely thereon in entering into this Agreement and in concluding the purchase and sale contemplated herein that:

(a)

the Vendors are the beneficial owners of a 100% undivided interest in the Property, except for the Mogote Property which is owned only as to a 51% undivided interest, all of which was properly staked and recorded or otherwise acquired by the Vendors in accordance with the mining laws of Peru and Argentina, and no other person has any right, title or interest in or to the Property or any agreement or understanding which could become;

(b)

the Property is in good standing and is not expired at the date hereof; however, the 2008 exploration licence fees to maintain the Property are due and payable by June 30, 2009;

(c)

the Vendors have the power and capacity and good and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and to sell, transfer and assign the legal and beneficial title and ownership of the Property to the Purchaser, free and clear of all Liens, without the consent of any other third party or governmental authority, other than the payment of registration and transfer fees by the Purchaser in the ordinary course;

(d)

the Vendors are corporations duly incorporated, validly existing and in good standing under the laws of  their respective jurisdictions of incorporation;

(e)

the making of this Agreement and the completion of the transactions contemplated hereby and the performance of and compliance with the terms hereof, does not conflict with or result in the breach of or the acceleration of any indebtedness under, any terms, provisions or conditions of, or constitute default under the constating documents of the Vendors, or indenture, mortgage, deed of trust, agreement, joint venture, lease, franchise, certificate, consent, permit, licence, authority or other instrument to which either of the Vendors is a party or is bound, or any judgment, decree, order, rule or regulation of any court or administrative body by which any of the Vendors is bound, or, to the knowledge of Panthera, any statute or regulation applicable to the Vendors;

(f)

the transfer of the Property to the Purchaser or its nominee is not and will not constitute the disposition of all or substantially all of the undertaking of Panthera, the Property having been written down to a nominal amount by the Vendors;

(g)

to the best knowledge of Panthera, no materials hazardous to human health or the environment have been stored, released, treated or disposed of on the Property, and there are no liabilities associated with the Property pursuant to the breach of any environmental protection legislation, and to the best knowledge of Panthera there are no threatened or pending investigations, administrative hearings, orders, directions, or judgments outstanding against the Vendors or affecting the Property in connection with the breach of any environmental protection legislation; and

(h)

the Vendors have complied with all applicable laws, non-compliance with which would have a material adverse effect or create a Lien upon the Property, and the Vendors have duly observed in all material respects all consents, authorizations, licenses, leases and permits, and the valid requirements of all governmental bodies, including all applicable federal, provincial, and local environmental laws in Peru and Argentina, regulations and ordinances with respect to all discharges into the ground and surface water, emissions into ambient air, and the generation, accumulation, storage, treatment, transportation, labelling or disposal of waste materials or the processing of by-products at or from the Property, the violation of which would have a material adverse effect or could create a Lien upon the Property.

6.

PURCHASER'S WARRANTIES AND REPRESENTATIONS

6.1.

The Purchaser warrants and represents to the Vendors, with the intent that the Vendors will rely thereon in entering into this Agreement and in concluding the purchase and sale contemplated herein that:

(a)

the Purchaser is a company duly incorporated, validly existing and presently in good standing under the laws of British Columbia and has the power, authority and capacity to enter into this Agreement and to carry out its terms;

(b)

the execution and delivery of this Agreement and the completion of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement constitutes a legal, valid and binding obligation of the Purchaser in accordance with its terms except as limited by laws of general application affecting the rights of creditors;

(c)

to the knowledge of the Purchaser, the Purchaser is not in breach of any statute, regulation or by-law applicable to the Purchaser or its operations; and

(d)

the making of this Agreement and the completion of the transactions contemplated hereby and the performance of and compliance with the terms hereof, does not conflict with or result in the breach of or the acceleration of any indebtedness under, any terms, provisions or conditions of, or constitute default under the Articles of the Purchaser or any indenture, mortgage, deed of trust, agreement, lease, franchise, certificate, consent, permit, licence, authority or other instrument to which the Purchaser is a party or is bound or any judgment, decree, order, rule or regulation of any court or administrative body by which the Purchaser is bound, or, to the knowledge of any statute or regulation applicable to the Purchaser.

7.

COVENANTS OF THE PARTIES

7.1.

Between the date of this Agreement and the Closing Date, the Vendors:

(a)

will do any and all things reasonably necessary and use their best efforts to assist and fully cooperate with the Purchaser to complete the transaction herein described; and

(b)

will keep the Property in good standing with respect to the payment of all required property taxes, property payments, and royalties to maintain the Property free of all Liens until and including the Closing Date.

8.

NON-MERGER

8.1.

The representations, warranties, covenants and agreements of Panthera contained herein and those contained in the documents and instruments delivered pursuant hereto will be true at and as of the Closing as though made at the Closing and will survive the Closing Date, and notwithstanding the completion of the transaction herein contemplated, the waiver of any condition contained herein (unless such waiver expressly releases Panthera of such representation, warranty, covenant or agreement), or any investigation by the Purchaser, the same will remain in full force and effect.

8.2.

The representations, warranties, covenants and agreements of the Purchaser contained herein and those contained in the documents and instruments delivered pursuant hereto will be true at and as of the Closing as though made at the Closing and will survive the Closing Date, and notwithstanding the completion of the transaction herein contemplated, the waiver of any condition contained herein (unless such waiver expressly releases the Purchaser of such representation, warranty, covenant or agreement), or any investigation by the Vendors, the same will remain in full force and effect.

9.

CONDITIONS PRECEDENT

9.1.

The obligations of the Purchaser to consummate the transaction herein contemplated are subject to the fulfilment of each of the following conditions at the times stipulated:

(a)

the approval of this Agreement by a majority of the independent directors of Panthera;

(b)

the acceptance of this Agreement for filing by the Exchange on behalf of both the Purchaser and Panthera;

(c)

the representations and warranties of Panthera contained herein are true and correct in all respects at and as of the Closing, except as may be in writing disclosed to and approved by the Purchaser; and

(d)

all covenants, agreements and obligations hereunder on the part of the Vendors to be performed or complied with at or prior to the Closing, including in particular the Vendors’ obligations to deliver the documents and instruments herein provided for, have been performed and complied with at and as of the Closing.

9.2.

The conditions set forth in Section 9.1 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part at any time.

9.3.

The obligations of the Vendors to consummate the transaction herein contemplated are subject to the fulfilment of each of the following conditions at the times stipulated, that:

(a)

the approval of this Agreement by a majority of the independent directors of the Purchaser;

(b)

the acceptance of this Agreement for filing by the Exchange on behalf of both the Purchaser and Panthera;

(c)

the representations and warranties of the Purchaser contained herein are true and correct in all material respects at and as of the Closing except as may be in writing disclosed to and approved by Panthera; and

(d)

all covenants, agreements and obligations hereunder on the part of the Purchaser to be performed or complied with at or prior to the Closing, including in particular the Purchaser's obligations to deliver the documents and instruments herein provided for, have been performed and complied with as at the Closing.

9.4.

The conditions set forth in Section 9.3 are for the exclusive benefit of the Vendors, and may be waived by Panthera in whole or in part at any time.

10.

TRANSACTIONS OF THE VENDOR AT THE CLOSING

10.1.

At the Closing, the Vendors or their agents, will execute and deliver or cause to be executed and delivered to the Purchaser all documents, instruments, resolutions and share certificates as are necessary to effectively transfer and assign the Property to the Purchaser free and clear of all Liens, including:

(a)

all required executed transfer and assignment documents necessary to transfer the Vendors’ interests in the Property to the Purchaser or its nominee;

(b)

a certified true copy of a resolution of the directors of Panthera (or, if required by law or the policies of the Exchange, the resolutions of the shareholders of Panthera) authorizing this Agreement, and the delivery of all transfers and assignments, and any other necessary documents from the other Vendors, required under the applicable laws of Peru and Argentina to properly effect and implement the transfer and assignment of the Property to the Purchaser or its nominee; and

(c)

a Closing Warranty and Certificate from Panthera, in the form attached as Schedule "C", confirming that the conditions to be satisfied by the Vendors, unless waived, set out in Section 9.1 have been satisfied at the Closing and that all representations and warranties of Panthera contained in this Agreement are true at and as of the Closing.

11.

TRANSACTIONS OF THE PURCHASER AT THE CLOSING

11.1.

At the Closing, the Purchaser will deliver or cause to be delivered to Panthera the following:

(a)

payment to Panthera of One Hundred and Fifty Thousand Dollars ($150,000) by certified cheque, money order or wire transfer;

(c)

the executed Royalty Deed evidencing the NSR Royalty granted to Panthera; and

(d)

certified true copy of the consent resolutions of the directors of the Purchaser, authorizing the Purchaser to enter into and deliver this Agreement.

12.

POST CLOSING AGREEMENTS

12.1.

Panthera will indemnify and hold harmless the Purchaser from and against:

(a)

any and all losses, damages or deficiencies resulting from any misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of the Vendors under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser hereunder;

(b)

any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incidental to any of the foregoing; and

(c)

any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses arising from the operations of the Vendors on the Property up to and including the Closing Date.

12.2.

The Purchaser will indemnify and hold harmless the Vendors from and against:

(a)

any and all losses, damages or deficiencies resulting from any misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of the Purchaser under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Vendors hereunder;

(b)

any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incidental to any of the foregoing; and

(c)

any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses arising from the operations of the Purchaser on the Property after the Closing Date.

13.

TIME OF THE ESSENCE

13.1.

Time is of the essence of this Agreement.

14.

FURTHER ASSURANCES

14.1.

The parties will execute and deliver such further documents and instruments and do all such acts and things as may be reasonably necessary or requisite to carry out the full intent and meaning of this Agreement and to effect the transactions contemplated by this Agreement.

15.

SUCCESSORS AND ASSIGNS

15.1.

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.  This Agreement may not be assigned by any party hereto without the prior written consent of the other Person.

16.

COUNTERPARTS AND FACSIMILE SIGNATURES

16.1.

This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

16.2.

Any signature to this Agreement delivered by telecopier, telefax, or other similar form of telecommunication, shall be deemed to be an original of such signature and shall be accepted as due and proper execution and delivery of this Agreement for all purposes.

17.

NOTICE

17.1.

All notices, requests, demands and other communications required or permitted hereunder, or desired to be given with respect to their rights or interests herein, assigned or reserved, shall be deemed to have been properly given or delivered, when delivered personally or by registered mail or electronic communication with all postage or other charges fully prepaid, and addressed to the parties respectively as follows:

(a)

To the Purchaser:

Suite 709, 837 W. Hastings St.

Vancouver, BC

V6C 3N6

Attention:  Mr. Joseph Grosso, President

(b)

To the Vendors:

Suite 1750, 1185 West Georgia St.

Vancouver, BC

V6C 4E6

Attention:  Mr. Nikolaos Cacos, President

or such other address as any Person may specify by notice in writing to the other.

17.2.

Any notice delivered on a business day, or sent by electronic communication on a business day, will be deemed conclusively to have been effectively given on the date notice was delivered or transmitted.

17.3.

Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the tenth business day after posting; but if at the time of posting or between the time of posting and the tenth business day thereafter there is a strike, lockout or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

18.

AGENTS

18.1.

The Vendor represents and warrants to the Purchaser that no agent or other intermediary has been engaged by them in connection with the purchase and sale herein contemplated.

19.

PROPER LAW

19.1.

This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein, without giving effect to any rule or principle of the conflict of laws which would apply the laws of any other jurisdiction, and the parties will attorn to jurisdiction of the Courts thereof.

IN WITNESS WHEREOF the parties hereto have set their hand and seal as of the day and year first above written.

THE CORPORATE SEAL OF PANTHERA EXPLORATION INC. was hereunto affixed in the presence of:

/s/ Nikolaos Cacos

______________________________________

Authorized Signatory

______________________________________

Authorized Signatory

) ) ) ) ) ) C/S ) ) ) ) )

THE CORPORATE SEAL OF RECURSOS de los ANDES S.A.C. was hereunto affixed in the presence of:

/s/ Nikolaos Cacos

______________________________________

Authorized Signatory

______________________________________

Authorized Signatory

) ) ) ) ) ) C/S ) ) ) ) )

THE CORPORATE SEAL OF GOLDEN ARROW RESOURCES CORPORATION was hereunto affixed in the presence of:

/s/ Joseph Grosso

______________________________________

Authorized Signatory

______________________________________

Authorized Signatory

) ) ) ) ) ) C/S ) ) ) ) )

 This is SCHEDULE "A" to the Agreement dated for reference May 25, 2009    Between Panthera Exploration Inc., Recursos de los Andes S.A.C.,

and Golden Arrow Resources Corporation

Description of Property

Cocha,  Acero, Fuyani and Mitu Properties, Peru

Project	Claim	File No.	Hectares
Acero	Acero 1	010-2343-05	800
	Acero 2	010-2344-05	900
Cocha	Cocha 1	01-03261-05	900
	Cocha 2	01-03262-05	1000
	Cocha 3	01-03263-05	500
	Cocha 4	01-04495-06	1000
	Cocha 5	01-04497-06	1000
	Cocha 6	01-04496-06	1000
	Cocha 7	01-04498-06	1000
	Cocha 8	01-04494-06	700
Fuyani	Fuyani	01-00875-06	1000
Mitu	Mitu 1	01-00869-06	1000
	Mitu 2	01-00870-06	1000
	Mitu 3	01-00871-06	1000
	Mitu 4	01-00872-06	1000

Mogote Property, San Juan Province, Argentina

FILE N°	PROPERTY NAME	SURFACE
425.098-A-00	ADELA 1	1999 has
mine

156.277-S-76	MOGOTES 1	54 has
mine

156.280-S-76	MOGOTES 4	54 has
mine

156.281-S-76	MOGOTES 5	54 has
mine

156.282-S-76	MOGOTES 6	54 has
mine

156.283-S-76	MOGOTES 7	54 has
mine

156.285-S-76	MOGOTES 9	54 has
mine

156.290-S-76	MOGOTES 14	54 has
mine

520.275-V-97	MOGOTES NORTE	1651 has
mine

520.274-V-97	MOGOTES SUR	2126 has
mine

338579-R-92	MOGOTES	2348 has
Cateo

338.579-R-92	Exploration	2349 has
Permit

112442-I-07	Exploration	148 has
Permit

112443-I-07	Exploration	166 has
Permit

This is SCHEDULE "B" to the Agreement dated for reference May 25, 2009    Between Panthera Exploration Inc., Recursos de los Andes S.A.C.,

and Golden Arrow Resources Corporation

ROYALTY DEED

THIS ROYALTY DEED ("Royalty Deed") is made as of the 25th day of May, 2009 by and between GOLDEN ARROW RESOURCES CORPORATION, a corporation incorporated pursuant to the laws of the Province of British Columbia ("Grantor") and PANTHERA EXPLORATION INC. (hereinafter collectively known as "Grantee").  Grantor and Grantee are hereinafter collectively referred to as the "Parties."

WHEREAS, pursuant to the terms of an Agreement dated for reference May 25, 2009 (the "Agreement"), Grantee assigned and conveyed to Grantor all of Grantee's rights and interests in four mineral properties known as the Cocha, Mitu, Fuyani and Acero properties, which are located in Peru, and a 51% interest in the Mogote Property, located in Argentina, as described more fully in Exhibit "A" attached hereto (hereinafter collectively referred to as the "Property"); and

WHEREAS, under Section 2.2 of the Agreement, the Grantor agreed to grant to Grantee a One Percent (1.0%) net smelter return royalty on production from the Property (the "NSR Royalty");

NOW THEREFORE, for value received by Grantor, Grantor hereby grants to Grantee, its successors and assigns, the NSR Royalty on production of ores, minerals and mineral products from the Property ("Minerals"), as further set forth below.

1.

Production Royalty Payments.  Grantor shall pay Grantee an NSR Royalty of One Percent (1.0%) on all production of Minerals, if any, mined from the Property and recovered and sold by Grantee, subject to the provisions of Section 2 below.  Any NSR Royalty payments made by Grantor to Grantee pursuant to this section shall be calculated and paid in accordance with this Royalty Deed.

Grantor has made no statements, representations or warranties to Grantee as to the likelihood of Grantor's mining, recovering and selling Minerals from the Property.

The net smelter returns shall be calculated by first multiplying the average London Final Price Quotations for a troy ounce of gold (and in the case of Minerals other than gold, the average price listed in Metals Week for such Mineral) for each Calendar Quarter, as defined below, by the total number of troy ounces of gold (or other Minerals) credited by the smelter, refiner or other bona fide purchaser to Grantor for production of Minerals from the Property during the Calendar Quarter.  Grantor will then deduct from the product of that multiplication, but only to the extent actually incurred and borne by Grantor, the following:

(a)

All charges and costs, if any, for transportation of Minerals to a smelter, refiner, consumer, or purchaser from Grantor or its agent; and

(b)

All charges, costs and penalties, if any, for smelting, refining and marketing the Minerals.

In the event smelting and/or refining are carried out in facilities owned or controlled by Grantor, charges, costs and penalties for such operations, including transportation, shall mean the amount that Grantor would have incurred if such operations were carried out at facilities not owned or controlled by Grantor then offering similar custom services for comparable products on prevailing terms.

If any production royalty becomes due and payable to Grantee prior to Grantor's estimate of the total mineral content of the Subject Ore as defined in Section 3, or the average percent recovery for all ore beneficiated during the Calendar Quarter, Grantor shall pay Grantee a provisional royalty payment based on the then currently available information pertaining to mineral content of the Subject Ore and other ore and average percent recovery calculated pursuant to Section 3.

All production royalty or provisional royalty payments will be payable four (4) times each calendar year on or before the forty-fifth (45th) day following each Calendar Quarter based upon the net smelter returns received by Grantor during said quarter.  The following adjustments shall be taken into account in determining the production royalty or provisional royalty payment:

(a)

Any adjustments to charges, costs, deductions or expenses actually imposed upon or given to Grantor but not taken into account in determining the production royalty for the preceding Calendar Quarter;

(b)

Any adjustments in the number of troy ounces of gold, or pounds of Minerals, used in determining the production royalty and previously credited to Grantor by the purchaser, shipper, smelter or refiner of Minerals shipped or sold by Grantor during a preceding Calendar Quarter; and

(c)

Any adjustments in mineral content and average percent recovery calculated pursuant to Section 3.

For purposes of this Royalty Deed, the terms London Final Price Quotation and Calendar Quarter shall have the following meanings:

(a)

"London Final Price Quotation" means the final London gold quotation known as the Second London Fixing (a/k/a "London fixing p.m.") or the final London gold quote, as published daily by Metals Week, the Wall Street Journal, or similar publication.  If publication of the London Final Price Quotation (or Metals Week in the case of Minerals other than gold) shall be discontinued, the Parties shall select a comparable commodity quotation for purposes of calculating the production royalty due Grantee.  If such selection has not been completed prior to the end of the calendar month following the month in which the quotation is discontinued, the average quotation for the calendar month in which the quotation is discontinued shall be used on an interim basis pending such selection.

(b)

"Calendar Quarter" shall refer to each three (3) month period ending March 31st, June 30th, September 30th and December 31st of each calendar year.

2.

Option to Purchase.   The Grantor may elect to purchase from the Grantee at any time one-half of the NSR Royalty (being one-half of one percent [0.5%]), upon the payment to the Grantee of One Million Dollars (USD $1,000,000) in lawful currency of the United States of America.

3.

Commingling.  Grantor shall have the right, at any time and from time to time, at its sole discretion, to commingle ore from the Property (hereinafter referred to as "Subject Ore") with ore mined from mineral properties other than the Property (hereinafter referred to as "other ore").  Subject Ore and other ore will be separately weighed, sampled, and analyzed to estimate mineral content.  ("Mineral content" herein means that portion of the ore which Grantor, at its sole discretion, chooses to recover through beneficiation).  Measurements to estimate the total weight of Subject Ore and other ore mined will be made by weighing or by volumetric measurements or by alternate methods as determined at Grantor's sole discretion.  All calculations employed to estimate total weight shall be based upon dry weight.  Grantor shall keep records of the total weight and mineral content of all ore mined and beneficiated or processed

.

Grantor shall estimate the average percent recovery of the mineral content of all ore beneficiated by dividing the mineral content recovered and credited to Grantor (which figure represents the basis upon which the net smelter returns are calculated) by the total mineral content of all ore mined prior to beneficiation.  Payment of production royalties to Grantee shall be based on the mineral content of all Subject Ore multiplied by the average percent recovery.

All sampling, measuring, analyzing, weighing, assaying and calculating shall be done in accordance with procedures generally accepted in the mining industry.

4.

Manner of Payment.  All production or provisional royalty payments to be made to Grantee by Grantor hereunder shall be made to Grantee at the Payment Bank as described below.  Upon thirty (30) days' prior written notice by Grantor to Grantee, Grantee shall designate a bank or other financial institution (the “Payment Bank”) for payment of such royalty payments, and which will continue as the Payment Bank, notwithstanding any changes in the royalty payments, whether by assignment or otherwise.  If the Payment Bank (or any successor bank) should fail, liquidate or be succeeded by another bank, or for any reason fail or refuse to accept any royalty payment, Grantor shall not be held in default for failure to make such payment until sixty (60) days after Grantee has notified Grantor as required under Section 9, and advised Grantor of the name of another bank who will act as Grantee's agent to receive the payments.  Should Grantee include one or more individuals or entities, each individual and entity agrees that all payments made by Grantor to the single Payment Bank account designated by Grantee shall be as if made to each of them directly, in the proportion that each of them is entitled to receive.

5.

Further Assurances.  Upon written request by Grantor (and without cost to Grantor), Grantee agrees to execute and/or furnish Grantor with such additional formal assurances or other written documents, in proper and recordable form, as may be reasonably necessary to carry out the intent, purposes and terms of this Royalty Deed.

6.

Indemnification.  Each Party shall indemnify, defend and hold the other Party harmless from and against all claims, liabilities, losses and expenses, including reasonable attorneys' fees, demands or causes of action that arise, directly or indirectly, out of a breach of any of the terms set forth in this Royalty Deed.

7.

Books and Records.  Grantor shall keep accurate records of all Minerals produced from the Property and of all calculations relative to production royalty payments hereunder.  At such time, if ever, as Grantee begins to receive production royalty payments pursuant to the terms of Section 1, once each calendar year, upon two (2) weeks' prior written notice, Grantee or its authorized representative shall have the right, at Grantee's expense and at a mutually convenient time, to inspect Grantor's records showing the Minerals mined, recovered and sold from the Property.

8.

Taxes.  Grantor shall pay all future taxes levied upon the Property and those assessed against any improvements which Grantor may place on the Property.  If any tax is now or hereafter levied on or measured by production of Minerals (including ad valorem/severance, gross proceeds, sales or similar taxes), Grantee shall pay a pro rata share of such taxes allocable to the percentage production royalty, if any, to be paid to Grantee pursuant to this Royalty Deed.  If Grantor so elects, it may pay such taxes levied on or measured by production, and then deduct Grantee's pro rata share of such taxes from any production royalty payments which may thereafter become due Grantee.  Grantee shall pay all taxes levied upon any production royalty payments due or paid to Grantee under the terms of this Royalty Deed or upon the right to receive the same.  Grantor shall be entitled to withhold from any payment due Grantee under this Royalty Deed that amount of taxes required by the appropriate governmental authority to be so withheld.

9.

Notice.  Subject to the payment provisions of this Royalty Deed, all notices, designations, or other documents required or authorized by the terms of this Royalty Deed shall be in writing and shall be personally delivered or deposited in Canada by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Grantor:

709, 837 W. Hastings Street

Vancouver, British Columbia

V6C 3N6

If to Grantee:

Suite 1750 –1185 W. Georgia Street

Vancouver, British Columbia

V6C 4E6

Either of the Parties may change their respective address for notice by giving the other Party notice of such change in the manner specified in this section.  Notices personally delivered shall be delivered to the address for Grantor or for Grantee (as appropriate) specified above and shall be deemed made and received on the date of such delivery.  Notices given by mail in the manner specified in this section shall be deemed to have been made, delivered and received five (5) days after the date on which the same are placed, as appropriate, in the Canadian mail, registered and return receipt requested.

10.

Conduct of Operations.  All decisions concerning methods, the extent, times, procedures and techniques of any exploration, development, mining, leaching, milling, processing, extraction treatment, if any, and the materials to be introduced into the Property or produced therefrom, and all decisions concerning the sale or other disposition of Minerals (including, without limitation, decisions as to buyers, times of sale, whether to store or stockpile Minerals for a reasonable length of time without selling the same) shall be made by Grantor in its sole and absolute discretion.  Estimates of average leaching and recovery times may be made and utilized by Grantor in commingling.

Grantor shall not be responsible for nor be obliged to make production royalty payments for mineral values lost in any mining or processing of Minerals conducted pursuant to customary engineering practices.  Grantor shall not be required to mine or to preserve or protect Minerals which under customary mining practices cannot be mined or shipped at a reasonable profit by Grantor at the time mined.

11.

No Implied Covenants.  The Parties intend and agree that no implied covenants or duties (including, but not limited to, implied covenants relating to exploration, development, mining or the payment of production royalties or any other monies provided for herein) of any kind whatsoever shall affect any of their respective rights or obligations hereunder, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Royalty Deed.  Grantor may, in its sole and absolute discretion, choose not to mine Minerals from the Property, and/or choose to use the Property for any purpose whatsoever.

12.

Binding Effect, Construction and Enforcement.  All covenants, conditions, and terms of this Royalty Deed shall be of benefit to and run with the Property and shall bind and inure to the benefit of the Parties, their respective heirs, successors, personal representatives, subsidiaries and affiliates, including any business entity of which the majority of the equity is owned directly or indirectly by Grantor or Grantee or their partners, principals, or officers and assigns.  This Royalty Deed shall be construed and enforced in accordance with the laws of the Province of British Columbia.

13.

Sole Agreement.  This Royalty Deed and the Exhibit "A" attached hereto set forth the entire agreement between the Parties with respect to the subject matter hereof.  No modification or alteration of the Royalty Deed shall be effective unless reduced to writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have executed this Royalty Deed effective as of the day and year first above written.

THE CORPORATE SEAL of GOLDEN ARROW RESOURCES CORPORATION was hereto affixed in the presence of: /s/ Joseph Grosso ____________________________ ____________________________	) ) ) ) ) c/s ) ) ) ) )

THE CORPORATE SEAL of PANTHERA EXPLORATION INC. was hereto affixed in the presence of: /s/ Nikolaos Cacos ____________________________ ____________________________	) ) ) ) ) c/s ) ) ) ) )

EXHIBIT “A” TO ROYALTY DEED

Cocha,  Acero, Fuyani and Mitu Properties, Peru

Project	Claim	File No.	Hectares
Acero	Acero 1	010-2343-05	800
	Acero 2	010-2344-05	900
Cocha	Cocha 1	01-03261-05	900
	Cocha 2	01-03262-05	1000
	Cocha 3	01-03263-05	500
	Cocha 4	01-04495-06	1000
	Cocha 5	01-04497-06	1000
	Cocha 6	01-04496-06	1000
	Cocha 7	01-04498-06	1000
	Cocha 8	01-04494-06	700
Fuyani	Fuyani	01-00875-06	1000
Mitu	Mitu 1	01-00869-06	1000
	Mitu 2	01-00870-06	1000
	Mitu 3	01-00871-06	1000
	Mitu 4	01-00872-06	1000

Mogote Property, San Juan Province, Argentina

FILE N°	PROPERTY NAME	SURFACE
425.098-A-00	ADELA 1	1999 has
mine

156.277-S-76	MOGOTES 1	54 has
mine

156.280-S-76	MOGOTES 4	54 has
mine

156.281-S-76	MOGOTES 5	54 has
mine

156.282-S-76	MOGOTES 6	54 has
mine

156.283-S-76	MOGOTES 7	54 has
mine

156.285-S-76	MOGOTES 9	54 has
mine

156.290-S-76	MOGOTES 14	54 has
mine

520.275-V-97	MOGOTES NORTE	1651 has
mine

520.274-V-97	MOGOTES SUR	2126 has
mine

338579-R-92	MOGOTES	2348 has
Cateo

338.579-R-92	Exploration	2349 has
Permit

112442-I-07	Exploration	148 has
Permit

112443-I-07	Exploration	166 has
Permit

 This is SCHEDULE "C" to the Agreement dated for reference May 25, 2009    Between Panthera Exploration Inc., Recursos de los Andes S.A.C.,

and Golden Arrow Resources Corporation

Closing Certificate of Panthera

This certificate is made pursuant to Section 10.1(c) of the Property Transfer Agreement dated for reference May 25, 2009 (the "Agreement") among Panthera Exploration Inc., Recursos de los Andes S.A.C., and Golden Arrow Resources Corporation

I, Nikolaos Cacos, President of Panthera Exploration Inc., hereby confirm that I have been duly authorized on behalf of Panthera Exploration Inc. to certify that:

The conditions to be satisfied by the Vendors set out in Section 9.1 of the Agreement have been satisfied at the Closing and that all representations and warranties of Panthera contained in the Agreement are true at and as of the Closing.

WITNESS my hand this 25th day of May, 2009.

/s/ Nikolaos Cacos

____________________________________

NIKOLAOS CACOS

President & Director

DATED: MAY 25, 2009
BETWEEN: PANTHERA EXPLORATION INC. RECURSOS de los ANDES S.A.C. OF THE FIRST PART AND: GOLDEN ARROW RESOURCES CORPORATION OF THE SECOND PART
PROPERTY TRANSFER AGREEMENT

SALLEY BOWES HARWARDT  LC

Barristers and Solicitors

Suite 1750 - 1185 West Georgia Street

Vancouver, B.C.  V6E 4E6

ph. (604) 688-0788

Attention:  Mr. Paul A. Bowes, Esq.

EXHIBIT 4.16

SHARE PURCHASE, DEBT ASSIGNMENT AND DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT is made as of the 7th day of April, 2010,

B E T W E E N:

ENERGOLD DRILLING CORP.

900-543 Granville Street

Vancouver, British Columbia  V6C 1X8

a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as “Energold”)

OF THE FIRST PART

- and -

PANTHERA EXPLORATION INC.

(formerly Amera Resources Corporation)

709 - 837 West Hastings Street

Vancouver, British Columbia  V6C 3N6

a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as “Panthera”)

OF THE SECOND PART

- and -

AMERA RESOURCES (BVI) INC.

c/o Harneys Corporate Services Limited

Craigmuir Chambers, PO Box 71, Road Town, BVI

a company existing under the laws of the British Virgin Islands

(hereinafter referred to as “Amera BVI”)

OF THE THIRD PART

- and -

NIKOLAOS CACOS

(on behalf of Panthera Exploration Inc., and not in his personal capacity)

709 - 837 West Hastings Street

Vancouver, British Columbia  V6C 3N6

(hereinafter referred to as “Cacos”)

OF THE FOURTH PART

WHEREAS Energold Drilling Peru S.A.C. (“EDP”), a Peruvian subsidiary of Energold, rendered drilling services to the Company (as defined below), as a consequence of which the Company was indebted to EDP in the amount of US$200,860.36 as at July 15, 2008, plus interest at the rate of 1.5% per month on the unpaid balance owing to EDP (the “Initial Debt”);

AND WHEREAS the Company is an indirectly, wholly-owned subsidiary of Panthera;

AND WHEREAS Panthera and Energold entered into an assumption of debt and guarantee agreement made as of July 15, 2008 (the “Assumption of Debt and Guarantee”) pursuant to which Panthera unconditionally agreed to guarantee and assume the obligation of the Company to pay the Initial Debt and further agreed to make certain payments to Energold to reduce the Initial Debt to US$160,688.29;

AND WHEREAS Panthera issued a promissory note to Energold dated July 15, 2008 (the “Promissory Note”) to secure the payment to Energold of the Initial Debt and such other amounts due to EDP and Energold from the Company and Panthera;

AND WHEREAS Panthera has, since the date of the Assumption of Debt and Guarantee, made payments to Energold such that the Initial Debt (inclusive of interest) owing by Panthera to Energold has, as at the date hereof, been reduced to an amount equal to the sum of US$75,000 and C$129,361.43 (such sum being hereinafter referred to as the “Settlement Debt”);

AND WHEREAS Panthera and Energold have mutually agreed to settle the Settlement Debt on the terms and conditions contained herein;

AND WHEREAS Energold wishes to purchase the Purchased Shares from the Vendors, (as defined below) and the Vendors wish to sell such Purchased Shares, upon the terms and conditions set out below;

AND WHEREAS, as at the date hereof, the Company owes inter-company debt to Panthera in the aggregate amount of US$4,376,103.50 (the “Inter-Company Debt”);

AND WHEREAS Panthera has agreed to assign the Inter-Company Debt to Energold on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSETH that for and in consideration of the mutual covenants and agreements contained herein, including, in the case of each of the Vendors, the receipt of the sum of One Dollar (C$1.00) from Energold (the receipt and sufficiency of which is hereby acknowledged), it is hereby agreed by and between the parties hereto as follows:

1.

DEFINED TERMS AND INTERPRETATION

1.1

Definitions.  Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the following meanings, respectively:

(a)

“Closing Date” means the date of this Agreement;

(b)

“Company” means Recursos de los Andes S.AC., a company existing under the laws of the Republic of Peru;

(c)

“Company Share” means a share in the capital of the Company;

(d)

“Encumbrance” means any form of agreement, option, understanding, commitment, equity, covenant, mortgage, charge, security interest, lien, adverse claim, pledge, restriction, encumbrance or right or privilege affecting or capable of affecting the title or right of ownership or ability to transfer or convey the Purchased Shares;

(e)

“Person” includes an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, government or governmental agency, department or instrumentality, or any group or combination thereof;

(f)

“Purchased Shares” means:

(i)

the 723,162 Company Shares registered in the name of and beneficially owned by Amera BVI (a wholly-owned subsidiary of Panthera), and

(ii)

the 19 Company Shares registered in the name of Cacos (held in trust by Cacos, not in his personal capacity, but in his capacity as a nominee of and for the benefit of Panthera),

which, collectively, comprise all of the issued and outstanding Company Shares;

(g)

“this Agreement”, “herein”, “hereto”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular clause, subclause, section, subsection or paragraph or other portion hereof, and include amendments hereto, any agreement which is supplementary to or in amendment or confirmation of this Agreement and any exhibits hereto or thereto;

(h)

“Time of Closing” means _________ a.m./p.m. (Vancouver time) on the Closing Date or such other time as may be mutually acceptable to the parties hereto; and

(i)

“Vendors” means Amera BVI and Cacos.

1.2

Gender and Number.  Any reference in this Agreement to gender shall include all genders and words used herein importing the singular number only shall include the plural and vice versa.

1.3

Headings, Etc.  The division of this Agreement into Sections, Subsections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation hereof.

1.4

Currency.  Each reference in this Agreement to “C$” means Canadian dollars and each reference in this Agreement to “US$” means United States dollars.

1.5

Governing Law.  This Agreement shall be construed, interpreted and the rights of the parties hereto determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. The parties hereto hereby irrevocably attorn on a non-exclusive basis to the jurisdiction of the courts of the Province of British Columbia.

2.

PURCHASE AND SALE OF PURCHASED SHARES

2.1

Purchased Shares and Payment of Purchase Price.  The Vendors hereby sell, assign and transfer to Energold the Purchased Shares and Energold hereby purchases from the Vendors the Purchased Shares for C$2.00 (the “Purchase Price”), such Purchase Price to be paid by cheque, wire transfer or other means in such amounts and to such Person(s) as the Vendors may direct in writing at the Time of Closing.

2.2

Consent.  Panthera hereby consents to the sale of the Purchased Shares to Energold pursuant to this Section 2.

3.

REPRESENTATIONS AND WARRANTIES OF PANTHERA AND THE VENDORS

Panthera and each of the Vendors, as applicable, each represent and warrant to Energold as follows and acknowledge that Energold is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby:

3.1

No Options, Etc..  As at the Time of Closing, no Person will have any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from the Vendors or Panthera of any of the Company Shares, except for Energold under this Agreement.

3.2

Validity of Agreement.

(a)

Each of Panthera and each Vendor has all necessary right, power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder.

(b)

The entry into, execution and delivery of this Agreement and all other agreements and documents required to be delivered by Panthera and the Vendors hereunder, the performance by each of Panthera and each Vendor of their respective obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action, corporate or otherwise, on the part of Panthera and the Vendors.

(c)

Each of this Agreement and all other agreements and documents required to be delivered by Panthera and the Vendors hereunder constitute, or on delivery will constitute, a legal, valid and binding obligation of each of Panthera and each Vendor enforceable against each of them in accordance with its terms.

3.3

Title to Purchased Shares.  The Vendors are the registered holders or validly appointed trustee, as applicable, of the Purchased Shares and have good and marketable title thereto, which, as at the Time of Closing, will be free and clear of any and all Encumbrances of any kind whatsoever.  Panthera and the Vendors have no reasonable grounds to believe that the Company is in default of securities legislation.  The Purchased Shares have been duly and validly issued and are outstanding as fully paid and non-assessable and are not subject to any statutory hold periods.

3.4

Residency.  Panthera and Cacos are resident in the Province of British Columbia.  Amera BVI is resident in the British Virgin Islands.

3.5

Additional Representations and Warranties.  Each of Panthera and each of the Vendors further represents and warrants to and in favour of Energold as set forth in Schedule “A” hereto and acknowledges that Energold is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.

REPRESENTATIONS AND WARRANTIES OF ENERGOLD

4.1

Representations and Warranties of Energold.  Energold represents and warrants to Panthera and the Vendors as follows and acknowledges that they are relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby:

4.2

Validity of Agreement.

(a)

Energold has all necessary right, power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder.

(b)

The entry into, execution and delivery of this Agreement and all other agreements and documents required to be delivered by Energold hereunder, the performance by Energold of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action, corporate or otherwise, on the part of Energold.

(c)

Each of this Agreement and all other agreements and documents required to be delivered by Energold hereunder constitute, or on delivery will constitute, a legal, valid and binding obligation of Energold enforceable against it in accordance with its terms.

4.3

Residency.  Energold is resident in the Province of British Columbia.

5.

INDEMNIFICATION

5.1

Indemnification.  Energold shall not assume and shall have no obligation to discharge, perform or fulfill, and each of Panthera and each Vendor shall indemnify Energold from and against, any and all liabilities and obligations, contingent or otherwise, of Panthera or the Vendors or related to the Purchased Shares.  Each of Panthera and each Vendor shall further indemnify Energold in accordance with Schedule “B” hereto.

6.

ASSIGNMENT OF INTER-COMPANY DEBT

6.1

Assignment of Inter-Company Debt.  Panthera hereby assigns, transfers and conveys to Energold all of the right, title and interest of Panthera in and to the Inter-Company Debt (whether capitalized or reflected as direct debt on the balance sheet of the Company) as at and from the Closing Date (the “Assignment”), to have and to hold the same unto Energold absolutely.

6.2

Consent to Assignment.  Energold hereby consents to the Assignment.

6.3

Transfer of Books and Records.  On the Closing Date, or within fifteen (15) days thereof, Panthera and Amera BVI shall transfer (and, as applicable, cause to be transferred) all of the books and records of the Company (including, without limitation, all share ledgers of the Company and, as applicable, all certificates evidencing the Purchased Shares) to such Person(s) as Energold may direct at the Time of Closing (the “Transfer”).

7.

SETTLEMENT OF SETTLEMENT DEBT

7.1

Settlement of Settlement Debt.  Panthera shall, at the Time of Closing, pay C$129,361.43 to Energold (the “Payment”) by certified cheque, wire transfer or other means (as Energold may direct).  Panthera and Energold hereby acknowledge and agree that, upon the latest of the completion of the sale of the Purchased Shares to Energold, the Assignment, the Payment and the Transfer, the Settlement Debt owed by Panthera to Energold shall be eliminated and the Promissory Note shall be terminated and of no further force or effect.

7.2

Limitation.  Nothing in this Agreement shall be construed as satisfying, settling or releasing any obligations, liabilities or claims that may be owed by Panthera or its subsidiaries to Energold or its subsidiaries other than in respect of the settlement of the Settlement Debt contemplated herein.

8.

CLOSING ARRANGEMENTS AND TERMINATION

8.1

Closing.  The closing of the transactions contemplated by this Agreement shall take place at the Time of Closing at the offices of Energold, 900-543 Granville Street, Vancouver, British Columbia, or at such other place and/or time as Panthera and Energold may mutually agree upon.

9.

MISCELLANEOUS

9.1

Further Assurances.  To the extent reasonably practicable in the circumstances or permitted by law each of the parties upon the request of another party shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

9.2

Time.  Time shall be of the essence hereof.

9.3

Successors in Interest.  This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

9.4

Execution in Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts or duplicates each of which when so executed and delivered shall be an original, but all such counterparts or duplicates shall together constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any of such counterpart and delivering same by facsimile or PDF email attachment or otherwise in writing (each delivery by any of such means to be deemed to be delivery of an originally executed counterpart for all purposes).

9.5

Entire Agreement.  This Agreement together with any agreements or other documents to be delivered pursuant hereto (including Schedules “A” and “B” attached hereto) sets forth the entire agreement among the parties pertaining to the specific subject matter hereof and replaces and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

9.6

Invalidity of Provisions.  Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable law, the parties waive any provision of law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect.  The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

9.7

Waiver.  No delay or failure of any party in exercising any right or remedy hereunder and no partial exercise of any such right or remedy shall be deemed to constitute a waiver of such right or remedy or any other rights or remedies of such party hereunder.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.  Any consent by a party to or any waiver by a party of any breach of any provision of this Agreement shall not constitute a consent to or waiver of any subsequent, further or other breach of the provisions of this Agreement.

[EXECUTION PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

ENERGOLD DRILLING CORP.
Per:	/s/ Fred Davidson
Name: Fred Davidson
Title: President

PANTHERA EXPLORATION INC.
Per:	/s/ Bruce Winfield
Name: Bruce Winfield
Title: President and CEO
AMERA RESOURCES (BVI) INC.
Per:	/s/ Bruce Winfield
Name: Bruce Winfield
Title: President

/s/ John A. McLachlan

/s/ Nikolaos Cacos

Signature of Witness

Nikolaos Cacos

Name: John A/ McLachlan

Address:

Schedule “A”

Additional Representations and Warranties of Panthera and the Vendors

(a)

The Company is a duly, operative incorporated company and is authorized to perform its activities.

(b)

The Company has all the permits, authorizations and licenses required for performing the activities comprised in its scope of business.

(c)

With the acquisition of the shares of the Company, the Company is not violating any other contract or agreement.

(d)

The financial statements of the Company accurately reflect the financial and patrimonial condition of the Company as at December 31, 2009 and there have been no material changes since December 31, 2009 resulting in any additional unpaid liabilities.

(e)

The Company has not granted sureties or guarantees on its assets nor are there any outstanding commitments, contracts or agreements upon its patrimony or its assets.

(f)

The assets of the Company are free and clear of liens and encumbrances or any other measure that may affect, reduce or limit their value, other than the Inter-Company Debt (assigned by Panthera to Energold pursuant to the Agreement to which this Schedule “A” is attached).

(g)

The Company has issued and outstanding capital of 723,181 Company Shares.

(h)

The Company has no pending lawsuits.

(i)

The Company has no outstanding payment of taxes, nor tax defaults, fines or sanctions before any tax or custom authority.

(j)

The Company has all its accounting and corporate books up to date.

(k)

The Company has not been notified of the existence of any purchase agreement regarding any Company Shares.

(l)

There are no outstanding agreements with the Company’s shareholders or between them and third parties in connection with the Company Shares.

(m)

All of the issued and outstanding Company Shares are free and clear of any lien and encumbrance, or of any other measure that may affect, reduce or limit their value or the rights of its holder, nor are there agreements or commitments that limit the rights of said Company Shares.

(n)

All the issued and outstanding Company Shares are totally subscribed and fully paid on behalf of its current or past holders.

(o)

There are no outstanding capitalization agreements nor commitments that oblige to increase or reduce the capital of the Company, or to vary the shareholding of its corresponding shareholders, other than the capital reduction to return the loans that were capitalized in favour of Panthera by public deed dated June 26, 2007 recorded before notary of Lima, Luis Dannon Brender.

(p)

The Company does not hold any mining rights.

(q)

All formerly owned mineral property concessions previously held by the Company have been surrendered or transferred to other parties.

(r)

All the leases and options to which the Company was a party were duly terminated, and there are no pending obligations for the Company nor contingencies related to such agreements.

(s)

The former shareholders of the Company have caused the Company to pay all related taxes, charges and levies with respect to these transfers and sales and there are no liabilities remaining within the Company with respect to such properties.

(t)

As of the Closing Date, no penalties were required to be paid on the mining concessions in which the Company had an interest.

(u)

The mining rights in which the Company had an interest did not incurred in any extinction or expiration cause that may be attributable to the Company.

(v)

There are no existing or contingent environmental liabilities nor were any incurred or generated during the development of mining activities in the Mining Rights in which the Company had an interest.  As at the date hereof, there are no labour liabilities related to the existence of professional diseases or labour accidents.  The Company has no employees on its payroll and has no lawsuits from its former employees or contingencies related thereto.

(w)

The Company has, or will have no outstanding payables or liabilities other than an amount due to Energold.

Schedule “B”

Indemnification of Energold

Each of Panthera and each of the Vendors hereby indemnify and save Energold harmless from and against:

(i)

Any claim, loss, cost or expense resulting from any non-fulfillment of the declarations included in Schedule “A”.

(ii)

Any liability, commitment, obligation of the Company that may arise prior to the acquisition of the Company by Energold.

(iii)

Any claim against Energold with regard to the title or to the ownership of the Company Shares that may arise as a result of any actions arising prior to their being vended to Energold.

(iv)

Any claim that may arise against the Company with regard to the activities that have been carried out by the Company, prior to the acquisition of the Company by Energold.

(v)

Any claim or sanction filed against the Company related to its activities in the Mining Rights prior to the acquisition of the Company by Energold, including, without limitation, any environmental or extra contractual liability claim.

(vi)

Any tax for the Company, that may arise or that is enforceable due to the facts that occurred prior to the acquisition of the Company by Energold.

Exhibit 4.17

CONSULTING AGREEMENT

THIS AGREEMENT made as of the 28th day of July 2009

BETWEEN:

Bruce Winfield

615 Inglewood Ave,

West Vancouver, B.C, V7T 1X4

OF THE FIRST PART

AND:

Grosso Group Management Inc.

Suite 709 - 837 West Hastings Street

Vancouver, BC V6C 3N6

(hereinafter called the “Company”)

OF THE SECOND PART

WHEREAS:

A.

The Company is desirous of engaging the Consultant who is ready, willing and able, to carry out and provide Exploration and Geological Management services (the “Services”) on the terms and conditions, herein set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and of the sums herein provided to be paid by the Company to the Consultant, and of the mutual covenants and undertakings to be performed hereunder, the parties agree as follows:

ARTICLE I

AGREEMENT TO PROVIDE CONSULTING SERVICES

1.01

The Consultant will make himself available to carry out and provide the Company the Services described in Schedule “A” hereto.

1.02

The Consultant will carry out the Services in consultation with the representatives of the Company duly appointed in writing, and covenants to conduct the Services in a businesslike manner, in keeping with professional practices in the industry and in a safe and lawful manner.

ARTICLE II

REPORTING

2.01

The Consultant will, as directed in writing, provide the Company with regular progress reports, in such form as the Company may reasonably require as outlined in Schedule “A”.  All reports and copies thereof are to be directed to the Company to the attention of the President or Vice President, Exploration of the Company.

2.02

The information contained in such reports will be the exclusive property of the Company.

2.03

The reports and advice of the Consultant will not be used by the Company for purposes of inducing investment to be made in the Company unless the consent of the Consultant thereto is first given in writing, such consent not to be unreasonably withheld.

ARTICLE III

INDEMNIFICATION

3.01

In the event the Company shall use the advice or report(s) of the Consultant in any way as an inducement or representation to others to rely thereon without the prior written consent of the Consultant and such holding out or representation or inducement shall become the subject of any claim for any loss, demand, cost, damage, action, suit or proceeding whatsoever, the Company covenants to indemnify and save the Consultant harmless there from it being understood that such indemnification shall survive termination of this Agreement for actions commenced within a period of two years.

3.02

The Consultant shall indemnify and hold the Company harmless against any claim for any loss, demand, cost, damage, action, suit or proceeding whatsoever, arising from the actions of the Consultant where such action is the direct and foreseeable  result of a breach by the Consultant of the terms of this Agreement.

ARTICLE IV

ACCOUNTS - SERVICES AND EXPENSES

4.01

The Consultant shall within fifteen (15) days after the end of each month during which the Services are performed provide the Company with a statement of account supported by receipts and vouchers for out-of-pocket and other reasonable expenses incurred and materials supplied by the Consultant under this Agreement during the period to which such statement relates.

4.02

The Company shall, within ten (10) days of receipt at its Vancouver office of each itemized statement of account furnished by the Consultant, pay the Consultant all expenses, costs and charges on disbursements shown in such itemized statement of account.

ARTICLE V

TERMINATION

5.1

 This Agreement has a fixed term of 3 (3) months, not renewable, unless the Parties agree in writing to extend the term. The Consultant may for any reason and in his sole discretion terminate this Agreement by giving 1 month notice to the Company to that effect. The Company may for any reason and in its sole discretion terminate this Agreement by giving 1 month notice to the Consultant to that effect, or by paying the Consultant 1 month consulting fee plus GST in lieu of the 1 month notice and shall be liable to pay the Consultant for all expenses incurred up to and including the effective date of the termination.

ARTICLE VI

ASSIGNMENT

6.01

Neither party shall assign any of his rights or obligations under this Agreement without the prior written consent of the other party.  The Company agrees that the Consultant may assign this agreement to a privately-owned corporation controlled by the Consultant at any time.

ARTICLE VII

AMENDMENT OF THIS AGREEMENT

7.01

The terms and conditions of this Agreement may be altered only by written form of amendment duly executed by both parties hereto.

ARTICLE VIII

NOTICE

8.01

Any notice (“Notice”), direction or other instrument given hereunder shall be in writing and will, if delivered, be deemed to have been given and received on the Business Day following the day it was delivered and, if sent by facsimile during normal business hours (9:00 a.m. - 5:00 p.m. local time of the place of receipt), be deemed to have been given or received on the Business Day following the day it was so sent, or in the case of facsimile sent outside normal business hours, on the next following Business Day.  Any Notice to be given under this Agreement will be addressed as follows:

If to Consultant at:

Bruce Winfield

615 Inglewood Ave,

West Vancouver, B.C, V7T 1X4

If to the Company at:

IMA Exploration Inc.
Suite 709 - 837 West Hastings Street
Vancouver, BC
Canada V6C 3N6

Attention:  Vice President, Exploration

ARTICLE IX

FORCE MAJEURE

9.01

If any party is prevented or delayed from performing any of the obligations on its part to be performed hereunder by reason of force majeure, including but not limited to Act’s of God, strike, threat of imminent strike, fire, flood, war, insurrection or riot, mob violence or requirement or regulation of government which cannot be overcome by reasonable and lawful means and the use of the facilities normally employed in performing such obligation, then and in any such event, and so often as the same shall occur, any such failure to perform shall not be deemed a breach of this Agreement and the performance of any such obligation shall be suspended during the period of disability, it being understood that if such situation persists more than 14 days, either party may thereupon terminate this Agreement.  The parties agree to use all due diligence to remove such causes of disability as may occur from time to time.

ARTICLE X

CONFIDENTIALITY OF INFORMATION

10.01

The Consultant shall take all reasonable precautions to ensure that he keep confidential any information concerning the Services carried out under this Agreement, including information disclosed to the Consultant by the Company or any of its officers, directors, consultants or agents and, without limiting the generality of the foregoing, Consultant shall mark as confidential any and all information relating to the Company’s mining projects (“the Projects”) or the Company’s programs with respect thereto.

ARTICLE XI

COVENANT TO REFRAIN AND NOT COMPETE

11.01

Consultant shall refrain from locating any mining claims, acquiring any lease or other property interest, or acting as an agent for any third party to acquire such an interest, within an area which includes all lands within five (5) kilometres of the external boundaries of any Project, in all instances for a period of one (1) year from the earlier of the date the Consultant completes the Services, or the date that the Consultant resigns, quits, or otherwise terminates this Agreement.

11.02

In the event that the Services are performed on a Project owned or controlled by a third party and the Company’s evaluation of such Project is subject to a confidentiality agreement between the third party and the Company, and said confidentiality agreement imposes either a larger area of exclusivity around the Project, or a longer time period than is stipulated in Subsection 11.01, or both, then Consultant agrees to be bound by the same terms as the Company respecting such Project.

ARTICLE XII

APPLICABLE LAW

12.01

This Agreement shall be governed by and any dispute arising hereunder shall be determined in accordance with the laws of the Province of British Columbia.

ARTICLE XIII

DISPUTES

13.01

Any dispute between the parties concerning any matter or arising from this Agreement shall be referred to a mutually agreeable arbitrator who is knowledgeable in the mining and financial industries for arbitration.

13.02

The decision of the arbitrator referred to in Subsection 13.01 shall be final and binding upon the parties.

13.03

Failing agreement on appointment of an arbitrator under Subsection 13.01, any disagreement or dispute shall be resolved by court of law and shall be referred to, and the parties hereby expressly attorn to, the jurisdiction of the Courts of the Province of British Columbia.

ARTICLE XIV

ENUREMENT

14.01

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

ARTICLE XV

COUNTERPARTS

15.01

This Agreement may be executed in counterparts, each of which will be deemed to be an original for all purposes but all of which will constitute one in the same agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement, the day and year first written above.

CONSULTANT:

)  COMPANY:

)

)

)

/s/ Bruce Winfield

)    /s/ David Terry

)

)

)

)

)

)

)

)

)

)

)

SCHEDULE “A” – Special Terms

Description of Services

•

Oversight of mineral exploration activities

•

Oversight of exploration staff and programs on current projects

•

Prioritizing properties and targets

•

Proposing budgets and evaluating results

•

Business development, generative and acquisition activities

•

Acting as a Qualified Person for reporting and promotional purposes

•

Discussing the company’s activities with Mining Analysts and Investors

•

Maintaining and augmenting a high quality exploration team

Term

This Consulting Agreement is for a period of three Months, subject to Termination as per Article V, from July 27, 2009 until October 27, 2009.  During this period an employee contract with one of the Grosso Group Member Companies will be negotiated between the parties.

Compensation

The Consultant fee will based a rate of $12,500 (plus GST) per month to be paid on the first of each subsequent month.

A key component of compensation in the junior mining sector is share ownership and stock options.  Stock options and an equity position will be tailored to a specific company and agreed upon between the parties during the term of this contract.  Further stock option grants will be made when granting room is available and at the discretion of the Compensation Committee of the Company.

You will be eligible to participate in the Company’s extended health plan.

You will be entitled to all statutory holidays and annual vacation time off.

You will also be entitled to expense re-imbursement for reasonable entertaining or travel costs or other expenses pertaining to Company business.  Any expenses in excess of $10,000 would require prior approval from the President of the Company.

Exhibit 4.18

LOAN AGREEMENT

THIS LOAN AGREEMENT is made as of this 15th day of June, 2009.

BETWEEN:

GOLDEN ARROW RESOURCES CORP., a body corporate, having an office located at Suite 709, 837 West Hastings St., Vancouver, BC V6C 3N6

(the "Lender")

OF THE FIRST PART

AND:

PANTHERA EXPLORATION INC., a body corporate, having its registered office located at Suite 1750, 1185 West Georgia St., Vancouver, BC V6E 4E6

(the "Borrower")

OF THE SECOND PART

WHEREAS the Borrower desires to borrow and the Lender is willing to lend to the Borrower $150,000 (the “Principal Amount”), upon and subject to the terms and conditions hereinafter set forth;

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.

Where used in this Agreement the following words and phrases shall have the following meaning:

(a)

"Agreement" means this Agreement and the Schedules hereto, as at any time amended or modified and in effect;

(b)

"Disinterested Shareholders” means the shareholders of the Borrower who are not directors, officers, or other insiders of the Borrower, nor associates or affiliates of such persons;

(c)

"Event of Default" means any event specified in paragraph 18;

(d)

"Exchange” means the TSX Venture Exchange;

(e)

"General Security Agreement” means the general security agreement of even date delivered by the Borrower and its subsidiary, Recursos de los Andes S.A.C., to the Lender as collateral security for the Loan, as described in sub-paragraph 14(b);

(f)

"Lender's Security" means the Note and General Security Agreement referred to in Article V;

(g)

"Loan" means the loan by the Lender to the Borrower established pursuant to paragraph 7;

(h)

“Maintenance Payments” means any validity fees paid by the Borrower after the date hereof to maintain and keep the Properties in good standing, as evidenced by paid receipts issued by the appropriate governmental office or agency;

(i)

"Note" means the promissory note executed by the Borrower and delivered to the Lender as evidence of the Loan which shall substantially be in the form set forth in Schedule "A”;

(j)

“Principal Amount” has the meaning set forth in the recitals to this Agreement;

(k)

“Properties” means the mineral property interests owned by the Borrower and its subsidiary, Recursos de los Andes S.A.C., as more particularly described in the Property Transfer Agreement;

(l)

"Property Transfer Agreement” means the property transfer agreement dated May 25, 2009 between the Borrower, Recursos de los Andes S.A.C., and the Lender for the Borrower’s sale and disposition of the Properties to the Lender;

(m)

"Purchase Price” means the sum of One Hundred and Fifty Thousand Dollars (USD$150,000) in lawful currency of the United States of America, to be paid by the Lender to the Borrower under the terms and conditions of the Property Transfer Agreement;

(n)

“Right of First Refusal” has the meaning set forth in paragraph 13 of this Agreement; and

(o)

"Shareholder Approval” means the approval of the shareholders of the Borrower by “special resolution” as that term is defined under the Business Corporations Act (BC), and by the Disinterested Shareholders of the Borrower, as required under the policies of the Exchange.

ARTICLE II

INTERPRETATION

2.

Governing Law

This Agreement shall in all respects be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any rule or principle of the conflict of laws that would apply the laws of any other jurisdiction.

3

Severability

If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

4.

Parties in Interest

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

5.

Headings and Marginal References

The division of this Agreement into articles, paragraphs, sub-paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

6.

Currency

Unless otherwise expressly stated, all statements of, or references to, dollar amounts in this Agreement, mean lawful money of Canada.

ARTICLE III

THE LOAN

7.

Establishment of the Loan and Use of Proceeds

The Lender agrees, on the terms and conditions set forth in this Agreement, to advance by way of a loan to the Borrower, the Principal Amount.  The Borrower covenants and agrees to use the Principal Amount to pay the Maintenance Payments in Peru for at least one additional year and for its other immediate working capital requirements.

8.

Interest

The Borrower shall pay interest to the Lender both before and after default on the principal amount outstanding under the Loan from the date of advance at four percent (4%) per annum, calculated and compounded annually and not in advance.

9.

Repayment of the Loan

After ninety (90) days from the date hereof, the Borrower shall repay the Loan and any interest accrued thereon on demand, unless within that time:

(a)

the Borrower obtains Shareholder Approval for the Property Transfer Agreement and

(b)

transfers the Properties to the Lender;

in which case, the Principal Amount and all accrued interest thereon, less any Maintenance Payments made by the Borrower, will constitute a prepayment by the Lender to the Borrower and credited towards and offset the Purchase Price for the Lender’s acquisition of the Properties, and the Loan will be deemed to be repaid in full and extinguished.

10.

Failure to Repay

In the event that the Borrower fails to repay the Loan to the Lender for any reason, when due and payable hereunder, or as otherwise specified in paragraph 9 above, then the Lender may seize possession of the Properties under the terms of the General Security Agreement, and upon completion of the transfer of the Properties to the Lender, the Loan will be deemed to be repaid in full and extinguished.

11.

Prepayment of the Loan

The Borrower may prepay the Loan in whole or in part at any time, without notice or penalty.

ARTICLE IV

COMPENSATION FOR THE LOAN

12.

Costs, Charges and Expenses

The Borrower shall assume and pay all costs, charges and expenses which may be incurred by the Lender in respect of this Agreement or the Lender's Security or which may be incurred by the Lender in respect of any proceedings taken or things done by the Lender or on its behalf in connection therewith to collect, protect, realize or enforce the Lender's Security.

13.

Right of First Refusal

As further consideration for providing the Loan, and in the event that the Borrower fails to obtain Shareholder Approval and repays the Loan to the Lender, then the Borrower hereby grants to the Lender a right of first refusal in respect of the Properties (the “Right of First Refusal”) whereby if, within two years of the date of this Agreement, the Borrower or Recursos de los Andes S.A.C. wishes to enter into an agreement pursuant to which the Borrower or Recursos de los Andes S.A.C. would transfer its interest in the Properties to a third party or pursuant to which the Borrower would transfer its interest in Recursos de los Andes S.A.C. to a third party, the Borrower must first offer to transfer the Properties to the Lender upon the terms no less beneficial to the Lender than those set out in the Property Transfer Agreement, such offer to be open to the Lender’s acceptance for a period of 15 business days.

ARTICLE V

LENDER’S SECURITY

14.

Security Interests

The Borrower shall execute and deliver to the Lender as collateral security for the Loan, concurrently with the execution and delivery of this Agreement:

(a)

the Note; and

(b)

the General Security Agreement creating a security interest as defined under the Personal Property Security Act (BC), over all of the Properties, including any successor or substitute mineral interests, any equipment located thereon, all technical data and information, and any insurance or sales proceeds, all as more particularly described in the General Security Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

15.

Representations and Warranties

The Borrower represents and warrants to the Lender as hereinafter set forth:

(a)

the Borrower is a corporation duly incorporated, validly existing and in good standing as to the filing of annual reports under the laws of British Columbia;

(b)

the Borrower has all requisite corporate power and authority to enter into this Agreement and to grant the Lender's Security and to carry out the obligations contemplated herein and in the Lender's Security;

(c)

this Agreement and the Lender's Security have been duly and validly authorized, executed and delivered by the Borrower and are valid obligations of it; and

(d)

no Event of Default and no event which, with the giving of notice or lapse of time would become an Event of Default has occurred or is continuing.

16.

Survival of Representations and Warranties

All representations and warranties made herein shall survive the delivery of this Agreement to the Lender and no investigation at any time made by or on behalf of the Lender shall diminish in any respect whatsoever its rights to rely thereon.  All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower under or pursuant to this Agreement shall constitute representations and warranties made by the Borrower hereunder.

ARTICLE VII

COVENANTS OF THE BORROWER

17.

The Borrower covenants and agrees with the Lender that at all times during the currency of this Agreement it will:

(a)

pay the principal sum, interest and all other monies required to be paid to the Lender pursuant to this Agreement in the manner set forth herein;

(b)

duly observe and perform each and every of its covenants and agreements set forth in this Agreement and the Lender's Security;

(c)

provide the Lender with immediate notice of any Event of Default or any event which, with the giving of notice or the lapse of time, is capable of becoming an Event of Default;

(d)

do all things necessary to obtain and maintain the Lender's Security in good standing and make payment of all fees and charges in respect thereto; and

(e)

will take all necessary corporate action to ensure that Recursos de los Andes S.A.C. complies with the provisions of this Agreement, including the Right of First Refusal.

ARTICLE VIII

EVENTS OF DEFAULT

18.

Definition of Event of Default

The principal balance of the Loan, interest, costs and any other money owing to the Lender under this Agreement shall immediately become payable upon demand by the Lender or, unless otherwise waived in writing by the Lender, in any of the following events:

(a)

if the Borrower shall default in any payment when the same is due under this Agreement;

(b)

if the Borrower commits any default under any of the Lender's Security;

(c)

if the Borrower shall become insolvent or shall make a general assignment for the benefit of its creditors, or if an order be made or an effective resolution be passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower shall be declared bankrupt or if a custodian or receiver be appointed for the Borrower under the Bankruptcy and Insolvency Act (Canada), or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers shall be appointed for the Borrower; or

(d)

if the Borrower defaults in observing or performing any other covenant or agreement of this Agreement on its part to be observed or performed and such default shall have continued for a period of seven (7) days after notice in writing has been given by the Lender to the Borrower specifying such default.

ARTICLE IX

GENERAL

19.

Waiver or Modification

No failure or delay on the part of the Lender in exercising any power or right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of such right or power preclude any other right or power hereunder.  No amendment, modification or waiver of any condition of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing signed by the Lender.  No notice to or demand on the Borrower shall in any case entitle the Borrower to any other or further notice or demand in similar or other circumstances unless specifically provided for in this Agreement.  Time shall be of the essence hereof.

20.

Further Assurances

The parties hereto will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Agreement.

21.

Assignment

The Borrower shall not assign this Agreement or its interest herein or any part hereof except with the prior written consent of the Lender.

22.

Notices

Any notice, demand or other document required or permitted to be given under the provisions of this Agreement shall be in writing and may be given by delivering same or mailing same by registered mail or sending same by telegram, telex, telecopier, telecommunication device or other similar form of communication addressed as set forth herein.  Any notice, demand or document shall, if delivered, be deemed to have been given or made at the time of delivery; if mailed by registered mail and properly addressed be deemed to have been given or made on the third day following the day on which it was so mailed, provided that if at the time of mailing or between the time of mailing and the actual receipt of the notice, a mail strike, slowdown or other labour dispute which might affect the delivery of such notice by Canada Post occurs, then such notice shall be only effective if actually delivered; and if sent by telegraph, telex, telecopier, telecommunication device or other similar form of communication, be deemed to have been given or made on the day following the day on which it was sent.  Any party may give written notice of change of address in the same manner, in which event such notice shall thereafter be given to it as above provided at such changed address.

23.

Amendments

Neither this Agreement nor any provision hereof may be amended, waived, discharged or terminated orally, but only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

IN WITNESS WHEREOF the Lender and the Borrower have executed this Agreement under their corporate seals and the hands of their proper officers in that behalf as of the day and year first above written.

THE COMMON SEAL of PANTHERA EXPLORATION INC. was hereto affixed in the presence of: /s/ Nikolaos Cacos _______________________________ _______________________________	) ) ) ) ) c/s ) ) ) ) )

THE COMMON SEAL of GOLDEN ARROW RESOURCES CORP. was hereto affixed in the presence of: /s/ Joseph Grosso ______________________________ ______________________________	) ) ) ) ) c/s ) ) ) ) )

SCHEDULE “A”

PROMISSORY NOTE

Principal Amount:  Cdn. $150,000

Due at Vancouver, BC

1.

FOR VALUE RECEIVED, PANTHERA EXPLORATION INC. (the "Borrower") hereby promises to pay to GOLDEN ARROW RESOURCES CORP. (the "Lender") ON DEMAND at any time after Ninety (90) days from the date hereof, the principal amount of ONE HUNDRED AND FIFTY THOUSAND DOLLARS ($150,000) (the "Principal Amount") of lawful money of Canada, with interest at the rate of Four Percent (4%) per annum from the date of advance, compounded and calculated annually, before as well as after demand, default, and judgment.  All payments under this promissory note will be delivered to the Lender at Suite 709, 837 W. Hastings St., Vancouver, B.C., V6C 3N6.  All payments made by the Borrower will be applied first to any costs or charges owed to the Lender, then to  accrued interest, if any, and then to principal.

2.

Any extension of time granted by the Lender for payment of all or any portion of the amount owing hereunder at any time, or the failure of the Lender to enforce any of its rights or remedies hereunder or under any instrument collateral in addition to this promissory note, will not release the Borrower and will not constitute a waiver of any of the rights of the Lender to enforce its rights or remedies hereunder.

3.

This promissory note and all matters arising hereunder shall be governed by and construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any rule or principle of the conflict of laws that would apply the laws of any other jurisdiction.

4.

This promissory note will be binding upon the heirs, administrators, successors and assigns of the Borrower.

5.

The Borrower is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The Borrower hereby waives presentment, demand, notice of non-payment, protest, notice of grace and notice of dishonour and any other notice required by law to be given in connection with the delivery, acceptance, performance, default or enforcement of or under this promissory note.

DATED at Vancouver, British Columbia, this 15th day of June, 2009.

PANTHERA EXPLORATION INC.

Per:

/s/ Nikolaos Cacos

By:  Nikolaos Cacos, President

EXHIBIT 8.1

Organizational Chart

EXHIBIT 12.1

CERTIFICATION PURSUANT TO RULE 13A-14 (A) OF CHIEF EXECUTIVE OFFICER

I, Bruce Winfield, certify that:

1.

I have reviewed this annual report on Form 20-F of Panthera Exploration Inc. for the year ended December 31, 2009;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15(d)-15(f)) and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within that entity, particularly during the period in which this report is being prepared;

b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

c)  evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

d)  disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting: and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Date:  April 29, 2010

/s/ Bruce Winfield

Bruce Winfield
President, Chief Executive Officer and Director

(principal executive officer)

EXHIBIT 12.2

CERTIFICATION PURSUANT TO RULE 13A-14 (A) OF CHIEF EXECUTIVE OFFICER

I, Michael Clark, certify that:

1.

I have reviewed this annual report on Form 20-F of Panthera Exploration Inc. for the year ended December 31, 2009;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15(d)-15(f)) and have:

a)  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within that entity, particularly during the period in which this report is being prepared;

b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

c)  evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report on such evaluation; and

d)  disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s most recent fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting: and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Date:  April 29, 2010

/s/ Michael Clark

Michael Clark

Acting Chief Financial Officer (principal financial officer)

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Panthera Exploration Inc. (the "Company") on Form 20-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission (the "Report"), I, Bruce Winfield, President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

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

Date:  April 29, 2010

/s/ Bruce Winfield

Bruce Winfield

Chief Executive Officer, President and Director

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Panthera Exploration Inc. (the "Company") on Form 20-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission (the "Report"), I, Michael Clark, acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

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

Date:  April 29, 2010

/s/ Michael Clark

Michael Clark

Acting Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in the Annual Report on Form 20-F of Panthera Exploration Inc. (the “Company”) for the year ended December 31, 2009 of our report dated April 7, 2010, relating to the Company’s consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of operations and deficit and cash flows for the years ended December 31, 2009 and 2008.

DATED April 21, 2010

/s/ MacKay LLP

By: MacKay LLP

Chartered Accountants

Exhibit 15.2

AUDITORS’ CONSENT

To Panthera Exploration Inc.

We consent to the use of our audit report dated April 23, 2008 to the shareholders of Panthera Exploration Inc. (the “Company”) on the version of the financial statements of the Company comprising the consolidated statements of operations, cash flows and shareholders’ equity and accumulated other comprehensive income (loss) for the year ended December 31, 2007, to be filed with securities regulatory authorities on EDGAR on April 30, 2010.

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

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Vancouver, Canada,

April 29, 2010.

                Chartered Accountants

Exhibit 15.3

April 29, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 16F of the Form 20-F, dated April 29, 2010 of Panthera Exploration Inc. and are in agreement with the statements contained in the third and fourth paragraphs of section 16F therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP
Ernst & Young LLP